UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 07, 2017

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Orange

French Public Limited Company (Société anonyme) with a share capital of 10,640,226,396 euros

Registered office: 78-84, rue Olivier de Serres, Paris (15th arrondissement)

Paris Trade Register 380 129 866

2016 Registration Document

Annual Financial Report

This Registration Document contains all the items of the Annual Financial Report

AMF

This Registration Document was filed with the French Financial Markets Authority (Autorité des marchés financiers - AMF) on April 6, 2017 pursuant to article 212-13 of the AMF general regulations. It may be used in support of a financial transaction if supplemented by a transaction note that has been approved by the AMF.

This document was prepared by the issuer and is binding on its signatories.

Copies of the Registration Document are available from Orange at its registered office. This document is also available on the Orange website: www.orange.com, on the AMF website: http://www.amf-france.org/ and on the official site dedicated to regulated information: www.info-financiere.fr

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Nota

This Registration Document includes:

- the Annual Financial Report, prepared pursuant to Article L. 451-1-2 of the French Monetary and Financial Code;

- the Report of the Board of Directors to the Shareholders’ Meeting, prepared pursuant to Articles L. 225-100 et seq. of the French Commercial Code;

- the Chairman’s Report on Corporate Governance and Internal Control, prepared pursuant to Article L. 225-37 of the French Commercial Code;

- the Report of the Board of Directors on compensation and benefits paid to Corporate Officers, prepared pursuant to Article L. 225-37-2 of the French Commercial Code.

Correspondence tables between the information legally required in these reports and this Registration Document are displayed on pages 384 et seq.

Information incorporated by reference

Pursuant to Article 28 of European Commission Regulation (EC) No. 809/2004, the following information is incorporated by reference into this document:

- the consolidated financial statements and the corresponding Audit Report on pages 87 to 177 of Registration Document D. 16-0266 as well as the analysis of the Group’s financial position and earnings on pages 179 to 234 of the same document;

- the consolidated financial statements and the corresponding Audit Report on pages 92 to 181 of Registration Document D. 15-0293 as well as the analysis of the Group’s financial position and earnings on pages 182 to 230 of the same document;

- the annual financial statements and the corresponding Audit Report on pages 235 to 263 and 266 of Registration Document D. 16-0266 as well as other information on the Company’s financial statements on pages 264 and 265 of the same document;

- the annual financial statements and the corresponding Audit Report on pages 231 to 261 and 264 of Registration Document D. 15-0293, as well as other information on the Company’s financial statements on pages 262 and 263 of the same document;

The references to websites contained in this document are provided for reference purposes only; the information contained on these websites is not incorporated by reference in this document.

Definition

In this Registration Document, unless otherwise indicated, the terms “the Company” and “Orange SA” refer to Orange, Société anonyme (formerly France Télécom), and the terms “Orange”, “the Group” and “the Orange group” refer to the Orange company together with its consolidated subsidiaries.

Documents on display

All documents made available to shareholders under legal conditions can be viewed at Orange’s registered office, 78 rue Olivier de Serres in Paris (15th arrondissement), in France.

In addition, Orange’s Bylaws are available on the website www.orange.com, under the heading Group/Governance.

The consolidated financial statements of Orange for the last three financial years are also available on orange.com website under the heading Group/Investors and at www.info-financiere.fr.

Forward-looking statements

This document contains forward-looking statements, including in Sections 2.1 The world information and communication technologies market, 2.3 Orange strategy, 3.1 Overview of business, 4.3 Analysis of the Group’s financial position and earnings (in particular in Section 4.3.1 Overview) and 4.5 Outlook. Forward-looking statements can be identified by the use of forward-looking terminology such as “should”, “could”, “would”, “will”, “expect”, “consider”, “believe”, “anticipate”, “pursue”, “foresee”, “plan”, “predict”, “intend”, “be aimed at”, “strategy”, “objective”, “prospects”, “outlook”, “trends”, “aim”, “change”, “intention”, “ambition”, “risk”, “potential”, “commitment” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions.

Although Orange believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved.

Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others:

- the success of Orange’s Essentials2020 strategic plan and more generally, Orange’s strategy, particularly its ability to maintain control over customer relations when facing competition with the “Over-The-Top” (OTT) players and the success of certain innovative investments;

- risks relating to banking activities and to the development of mobile financial services;

- the loss or disclosure to third parties of customer data and the risks relating to its ISP and hosting activities;

- Orange’s ability to withstand intense competition in mature markets;

- network or software failures as a result of cyberattacks;

- damage caused to its installations and infrastructures, in particular due to natural disasters or terrorist attacks;

- various frauds that may target Orange or its customers;

- its ability to have the skills necessary for its business activity due to numerous employee retirements or changing needs;

- its ability to effectively integrate companies that could be acquired through the consolidation of the telecommunications industry in Europe;

- its ability to capture growth opportunities in emerging markets and the risks specific to those markets;

- possible adverse health effects due to the use of telecommunications equipment;

- risks relating to the single brand strategy;

- the occurrence of a severe financial or economic crisis;

- fiscal and regulatory constraints and changes, and the results of litigation regarding regulations, competition and other matters;

- disagreements with its partners in companies that Orange does not control;

- the terms of access to capital markets;

- interest rate or exchange rate fluctuations;

- Orange’s credit ratings;

- changes in assumptions underlying the carrying amount value of certain assets and resulting in their impairment; and

- credit risks and/or counterparty risks on financial transactions.

Other than required by law (in particular pursuant to Article 223-1 et seq. of the AMF General Regulations), Orange does not undertake any obligation to update forward-looking statements.

The most significant risks are detailed in Section 2.4 Risk factors.

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1  The Group

1.1	Overview	4
1.2	Selected financial information	6
1.2.1	Consolidated income statement	6
1.2.2	Consolidated statement of financial position	6
1.2.3	Consolidated statement of cash flows	6
1.3	Organizational chart	7
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1.1  Overview

Orange is one of the world’s leading telecommunications operators with revenues of 41 billion euros and 155,000 employees worldwide (including 96,000 in France) at December 31, 2016. With operations in 29 countries, the Group served 263 million customers at December 31, 2016. Orange is also a leading provider of telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan, Essentials2020, which focuses on its customers’ expectations to ensure that they experience the best of the digital world and the power of its very high-speed broadband networks.

Orange has been listed since 1997 on Euronext Paris (symbol: ORA) and on the New York Stock Exchange (symbol: ORAN).

History

Orange, formerly France Télécom, is France’s incumbent telecommunications operator. The Group has its origins in the Ministry for Mail, Telegraphs and Telephone, later to become the General Directorate of Telecommunications, which in 1990 was accorded the status of independent public entity and, on January 1, 1991, renamed France Télécom. On December 31, 1996, France Télécom became a Société anonyme (limited company). In October 1997, France Télécom shares were listed on the Paris and New York stock exchanges, allowing the French government the disposal of 25% of its shares to the public and Group employees. Subsequently, the public sector gradually reduced its holding to 53%. The law of December 31, 2003 authorized the transfer of the Company to the private sector and between 2004 and 2008 the public sector sold a further 26% of the capital, and then again 4% in 2014 and 2015. At December 31, 2016, the French State retained 22.95% of the share capital, held either directly or jointly with Bpifrance Participations.

France Télécom’s area of activity and its regulatory and competitive environment have undergone significant changes since the 1990s. In a context of increased deregulation and competition, between 1999 and 2002, the Group pursued a strategy of developing new services and accelerated its international growth with a number of strategic investments. These included, in particular, acquiring the mobile operator Orange and the Orange brand, which had been created in 1994, and taking a controlling stake in Poland’s incumbent operator, Telekomunikacja Polska.

In 2002, France Télécom started a large-scale refinancing plan for its debt to reinforce its balance sheet, as well as an operational improvements program, the success of which has allowed the Group to develop a global integrated-operator strategy by anticipating changes in the telecommunications industry.

Since 2005, the Group has expanded strategically in Spain by acquiring the mobile operator Amena, then in 2015 the fixed-line operator Jazztel. Accounting for over 12% of consolidated revenues in 2016, Spain is the Group’s second largest country.

In parallel, the Group streamlined its asset portfolio by selling off non-strategic subsidiaries and holdings.

Over the last ten years, the Group has pursued a policy of selective, value-creating acquisitions by concentrating on the markets in which it is already present.

Mainly targeting the emerging markets of Africa and the Middle-East where the Group is historically present (in particular Cameroon, Ivory Coast, Guinea, Jordan, Mali and Senegal), this strategy was implemented through the acquisition of Mobinil in Egypt (2010) and of Médi Télécom in Morocco (2015) and more recently by the acquisition of a number of African operators (in Liberia, Burkina Faso, Sierra Leone and the Democratic Republic of the Congo) (2016).

It also resulted in the joint venture with Deutsche Telekom that combined UK activities under the EE brand (2010) followed by the disposal of EE in 2016, as well as the disposal of Orange Suisse (2012), Orange Dominicana (2014), Orange Armenia (2015) and Telkom Kenya (2016).

As part of its strategy, the Group is also developing its mobile financial services activities, in particular payment services, and in 2016 took over the Groupama Banque, which has become Orange Bank.

In 2006, Orange became the Group’s single brand for Internet, television and mobile services in most countries where the Group operates, in particular in Spain where all activities have been combined into a single entity operating under the Orange brand. This single brand policy continued with the adoption of the Orange brand by Telekomunikacja Polska in 2013, then by Mobinil in Egypt, Mobistar in Belgium and Méditel in Morocco in 2016. Enterprise services in the world are offered under the brand Orange Business Services.

In 2013, the Company adopted the corporate name Orange.

For more information on Orange’s strategy, see Section 2.3 The Orange group strategy.

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Activities in 2016

Revenues (in euros)	Mobiles customers	Broadband Internet Customers

The Orange group had 262.8 million customers in the world at the end of 2016, of which 201.7 million mobile customers (excluding MVNO) and 18.3 million fixed broadband customers, including 3.3 million fiber optic customers (a 75% growth).

In France, the number of mobile customers stood at 30 million of which 26.5 million contract customers and 11.3 million 4G customers. SIM-only offers continued their rapid expansion and the growth of convergence offers was sustained with 7.8 million Open customers and 3.3 million Sosh customers at the end of 2016. The fixed broadband customer base stood at 11.2 million accesses including 57% of retail customers with convergence offers and 1.45 million fiber accesses, an increase of +51% over one year.

In Europe, the number of mobile customers stood at 51 million, of which 33.6 million contract customers, an increase of 6.9% over one year, and accounted for 65.9% of the total mobile customer base. The fixed broadband customer base stood at 6.2 million customers as at December 31, 2016 of which 1.8 million fiber customers.

In Spain, Orange had 15.9 million mobile customers, of which 12.7 million contract customers and 7.9 million 4G customers, and 3.9 million fixed broadband customers, of which 1.6 million for fiber optic. Convergence offers accounted for 84.5% of the fixed broadband retail customer base. In Poland, Orange had 16 million mobile customers, of which 9.5 million contract customers and 4.3 million 4G users, and 2 million fixed broadband customers. In Belgium and Luxembourg, Orange had 4 million mobile customers, of which 3.2 million contract customers. In Romania, Slovakia and Moldova, Orange had 15.1 million mobile customers, of which 8.2 million contract customers and 3.2 million 4G customers.

Mobile services in Africa and the Middle-East amounted to a total of 120.7 million customers as at December 31, 2016, an increase of +9.5% (10.4 million new customers) and the Orange Money application had 28.9 million customers, compared with 16.4 million in 2015.

Revenues of the Orange group stood at 40.918 billion euros in 2016, or an increase of 0.6% on a comparable basis after the stabilization observed in 2015, and net income at 3.263 billion euros, an increase of +10.3% compared with 2015.

Investments amounted to 6.971 billion euros in 2016, an increase of 3% on a comparable basis. The Group’s investment strategy remains focused on the fiber optic rollout, the extension of 4G mobile coverage, and the improvement of customer experience.

Group footprint in 2016

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1.2  Selected financial information

The selected financial information presented below relating to the years ending December 31, 2012, 2013, 2014, 2015 and 2016 is extracted from the consolidated financial statements audited by Ernst & Young Audit and Deloitte et Associés for fiscal years 2012 to 2014 and by Ernst & Young Audit and KPMG SA for fiscal years 2015 and 2016.

The selected financial information relating to the years ended December 31, 2016, 2015 and 2014 must be read together with the Group’s consolidated financial statements and Management Report for those years.

1.2.1    Consolidated income statement

Amounts in accordance with IFRS (in millions of euros, except for earnings per share data)	2016	2015	2014	2013	2012
Revenues, net	40,918	40,236	39,445	40,981	43,515
Operating income	4,077	4,742	4,571	5,333	4,180
Finance costs, net	(2,097)	(1,583)	(1,638)	(1,750)	(1,728)
Consolidated net income of continuing operations	1,010	2,510	1,360	2,178	1,221
Consolidated net income of discontinued operations	2,253	448	(135)	(45)	(117)
Net income (attributable to owners of the parent company)	2,935	2,652	925	1,873	820
Consolidated net income of continuing operations attributable to owners of the parent company
Earnings per share (undiluted) (1)	0.19	0.76	0.36	0.73	0.36
Earnings per share (diluted) (1)	0.19	0.75	0.36	0.73	0.35
Consolidated net income of discontinued operations attributable to owners of the parent company
Earnings per share (undiluted) (1)	0.85	0.17	(0.05)	(0.02)	(0.05)
Earnings per share (diluted) (1)	0.85	0.17	(0.05)	(0.02)	(0.04)
Net income attributable to owners of the parent company
Earnings per share (undiluted) (1)	1.04	0.93	0.31	0.71	0.31
Earnings per share (diluted) (1)	1.04	0.92	0.31	0.71	0.31
Dividend per share for the fiscal year	0.60 (2)	0.60	0.60	0.80	0.78

(1) Earnings per share calculated on a comparable basis.

(2) Subject to the approval of the Ordinary Shareholders’ Meeting.

1.2.2    Consolidated statement of financial position

Amounts in accordance with IFRS (in millions of euros)	2016	2015	2014	2013	2012
Intangible assets (1)	41,758	41,398	36,595	36,732	37,591
Property, plant and equipment, net	25,912	25,123	23,314	23,157	23,662
Total assets	94,668	91,430	88,404	85,833	89,980
Net financial debt (2)	24,444	26,552	26,090	30,726	30,545
Equity attributable to the owners of the parent company	30,688	30,907	29,559	24,349	24,306

(1) Includes goodwill and other intangible assets.

(2) The components of net financial debt are described in Note 11.3 to the consolidated financial statements.

1.2.3    Consolidated statement of cash flows

Amounts in accordance with IFRS (in millions of euros)	2016	2015	2014	2013	2012
Net cash provided by operating activities	8,750	9,527	8,802	7,259	10,016
Net cash used in investing activities	(4,879)	(9,406)	(6,352)	(6,044)	(4,710)
Purchase of property, plant and equipment and intangible assets	(8,492)	(7,771)	(6,111)	(6,117)	(6,763)
Net cash used in financing activities	(1,883)	(3,924)	(154)	(3,537)	(5,072)
Cash and cash equivalents - closing balance	6,355	4,469	6,758	5,934	8,321
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1.3  Organizational chart

In accordance with Regulation No. 2016-09 of December 2, 2016 of the French Accounting Standards Authority (Autorité des Normes Comptables françaises), the complete list of companies included in the scope of consolidation, companies excluded from the scope of consolidation and the non-consolidated investment securities can be found on the orange.com website under the heading Group/Investors/ Regulated information. The chart below shows the main operating subsidiaries and investments of Orange SA as of December 31, 2016.

Orange SA

France

- Orange Caraïbes[1] – 100%
- Générale de Téléphone – 100%

Spain

- Orange Espagne[1] – 100%

Poland

- Orange Polska and subsidiaries[1] – 50.67%

Belgium & Luxembourg

- Orange Belgium[1] – 52.91%
- Orange Communications Luxembourg[1] – Subsidiary of Mobistar – 52.91%

Central European countries

- Orange Moldova[1] – 94.42%
- Orange Romania[1] – 99.20%
- Orange Slovensko[1] – 100%

Africa & Middle-East

- Orange Egypt for Telecommunications and subsidiaries – 98.92%
- Sonatel Mobiles[1][2] – Subsidiary of Sonatel – 42.33%
- Orange Côte d'Ivoire[1] – 72.87%
- Orange Cameroun[1] – 94.40%
- Orange Mali[1] – Subsidiary of Sonatel – 29.65%
- MobileCom[1] – 51%
- Jordan Telecom[1] – 51%
- Sonatel[1][2] – 42.33%
- Orange Guinée[1] – 38.17%
- Orange Botswana[1] – 73.68%
- Orange Niger[1] – 92.88%
- Orange Madagascar[1] – 71.79%
- Orange RDC[1] – 100%
- Orange Bissau[1][2] – 38.10%
- Orange Centre Afrique[1] – 100%
- Orange Tunisie – 49.0%
- Médi Telecom[1] – 49%
- Korek Telecom – 20.24%

Enterprise

- Orange Business Services Participations and subsidiaries[1] – 100%
- GlobeCast and subsidiaries – 100%
- Network Related Services and subsidiaries[1] – 100%

International Carriers & Shared Services

- FT Marine and subsidiaries – 100%
- Orange Brand Services Ltd[1] – 100%
- Orange Studio and subsidiaries[1] – 100%
- FT IMMO H and subsidiaries – 100%
- OCS[1] – 66.67%

Orange Bank

- Orange Bank[1] – 65%

(1) Company operating under the Orange brand.

(2) Orange controls the Strategy Committee, which makes recommendations to the Board of Directors.

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2  Business environment, strategy and risk factors

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This chapter contains forward-looking statements, particularly in Section 2.3 The Orange group strategy. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are detailed in Section 2.4 Risk factors. Please also consult the information under the heading Forward-looking statements at the start of this document.

2.1  The world information and communication technologies market

2016 was marked by continued global growth in the information and communication technologies (ICT) industry, which mainly includes the sectors of computing, audiovisual, equipment, Internet and telecommunications. Following the recovery witnessed in 2014, and in 2015, ICT revenues continued to grow in 2016 at a rate of +3.9% (+0.1 point compared with 2015), to reach 3,978 billion euros worldwide.

The ICT market remains an essential component of economic growth, and represents an important source of value creation through the distribution of new services and new uses.

Revenues of telecom services, which amounted to 1,130 billion euros at the end of 2016, grew at a slightly higher rate of +1.7%, albeit at a slower rate than that of ICT services as a whole (+3.9%).

Market growth by region

Figure 1: Geographical breakdown of global ICT revenues (in billions of euros)

Source: Idate.

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The ICT market grew in 2016 at different speeds depending on the geographical area: +3.4% for North America, +2.2% for Europe, +5.0% for Asia Pacific and +7.3% for Africa & Middle-East. The Africa & Middle-East region continues to offer the best growth prospects for the ICT market. Emerging countries as a whole, which account for just over one third of the world market, contributed more than half of its growth in value (source: Idate).

Figure 2: 2016/2015 Growth rate by region

Source: Idate and FMI.

Africa & Middle-East

In 2016, the growth of the ICT market remained high at +7.3%, while the continent’s economic growth was virtually stable at +2.7% (compared with +2.5% in 2015). The potential of this region in which the Orange group is very present remains strong, both in terms of equipment and access infrastructure. Telecom services, which account for 43% of the ICT market, grew by +2.9%, above the world market as a whole, but lower compared with 2013 and 2014, and now growing at a lower rate than the Asia Pacific region. The share of revenues of telecom services of the world market, which totaled 102 billion euros, or 9%, remains among the weakest compared with the other regions of the world.

South America

In spite of the advanced maturity of services, the dynamics of the development of equipment and uses remains strong. The ICT market is growing at a higher rate compared with 2016, at +5.1%. Telecom services represent 36% of the ICT market with a growth rate of +2.5% in 2016. Revenues of telecom services reached 102 billion euros, representing 9% of the world market.

Asia Pacific

This region, which includes both advanced economies and emerging countries, posted high GDP growth rates, particularly in China (+6.6%). Growth of the ICT market, valued at 1,191 billion euros in 2016, stabilized at +5%. Revenues of telecom services reached 372 billion euros in 2016, a growth of +3.1%, and represent 33% of the world market, the largest share of all regions worldwide. In this region, telecom services still represent almost a third of ICT revenues, in spite of growth remaining unchanged at +3.1% in 2015 and in 2016.

Europe

In 2016, revenues of European telecom services began to grow again, with an increase of +0.2% compared with 2015, after five years of decline from 2010 to 2015 (-1.9% in 2014 and -0.6% in 2015). Europe remains the least dynamic region of the world in terms of growth, and its weight in the world telecoms market now only represents 24%, behind Asia Pacific and North America (source: Idate).

North America

In 2016, the ICT market witnessed a slight growth, from +3.1% to +3.4%, in a context where North American GDP growth declined markedly, from +2.5% in 2015 to +1.5% in 2016. The region saw renewed growth in telecom services, with the market, which fell -1% in 2015, growing by 0.5% in 2016.

In 2016, revenues of telecom services reached 285 billion euros, representing 25% of the world market.

Figure 3: Mobile and fixed broadband Internet penetration rate by geographic region in 2016 (in % of the population)

Source: Idate.

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Key trends and changes

The slowdown in the growth of telecommunications services, with three consecutive years around 1% (compared with 3% in 2012), is due to the slowdown in the mobile phone market. The development of very high-speed fixed broadband and mobile and the high penetration of smartphones worldwide, lead to a growing demand for bandwidth. Data traffic should therefore double between 2016 and 2019. The momentum of the ICT sector is now driven mainly by Internet services which contributed two-thirds of growth in 2016 compared with 12% for telecom services (Source: Idate).

Convergence of services and market consolidation

Convergence, which allows operators with both fixed and mobile network infrastructures to compete against operators with only fixed or mobile infrastructures, continues to grow, particularly in Europe. This convergence has led to the development of so-called “quadruplay” offers (voice, Internet, television, mobile), as well as the growing use of WiFi in mobile networks. As regards cable operators, they also include WiFi in their offers to thwart quadruplay offers from telecoms operators and, in the United States, they are showing a growing interest for mobile operators.

In Europe, the consolidation trend, which in 2014-2015 gave rise to mergers between telecoms operators, and addressed the needs for convergence or for the reduction of the number of mobile operators, slowed down. In 2016, in Italy, IIliad positioned itself in mobile services via an agreement signed with Hutchison and Vimpelcom, while in Spain Masmovil acquired 100% of Yoigo, thus creating the 4th convergent operator after Telefónica, Orange Spain and Vodafone. In the United Kingdom, the European Commission, concerned about adverse effects on competition, did not allow the merger between Three (Hutchison group) and O2 (Telefónica group).

However, cable operators continued their acquisitions, in particular Liberty Global and Altice.

As evidenced by some recent trends, the convergence of telecoms and content operators is a feature specific to North American and UK markets. In the USA, AT&T is thus planning to acquire the media group Time Warner, which owns the television chains HBO and CNN (transaction subject to approval by the authorities). In the United Kingdom, BT has acquired football rights to counter Sky, a satellite TV package.

In Europe, the rise in the amounts payable for rights of access to contents is leading operators to get organized and take action to make convergence a success and offer their customers the best audiovisual contents. Orange in Spain has acquired the broadcasting rights of La Liga’s most important football matches in the country. In France, SFR has announced a new organizational structure bringing together all the group’s media activities (press, radio, TV and sport).

Verizon, which was trying to acquire Yahoo to make it number 3 of the digital advertising market, may desist following data piracy issues.

Network development and growth in telecommunication uses worldwide

In Africa & Middle - East, Internet access networks are developing mainly via the deployment of mobile networks, whereas in Europe investments in networks are concentrated in very high-speed broadband access, with the development of fixed-line offers on fiber referred to as FTTH (Fiber-to-the-Home) and the deployment of 4G mobile networks. In parallel, operators are developing their networks to make them more agile and simpler to manage (with “virtualization”) and more open (with API). Usage is exploding under the combined effect of the deployment of new networks, the increase in capacity of existing networks and the growth in the penetration rate of increasingly sophisticated mobile handsets (smartphones). The explosion in usage is mainly driven by video accessible via a multitude of screens (computers, smartphones, tablets, readers, connected TVs, connected watches). Furthermore, the development of low power wide area (LPWA) network technologies will lead to an increase in the number of connected objects.

Consumer and company expectations

Digital technologies continue to permeate all areas of daily life: family, home, well-being, entertainment, work, and money. Indeed, an increasing number of fields are being affected by connected objects: domotics (home automation), the automobile sector, health, energy, well-being, and are likely to be integrated in all industries and services over time. The emergence of artificial intelligence and of virtual and augmented reality should lead to significant developments in consumer services (Apple’s and Amazon’s personal voice assistants, 3D content at 360°) as well as processes in companies.

The big Internet players generate revenue through data monetization (collected and analyzed thanks to Big Data techniques). In this context, consumers have strong expectations on the quality and reliability of the communication networks, but also on the protection of their personal data and on having a relationship of trust with their operator.

Digitization (IoT, Big Data) allows companies to improve their performance by knowing their customers better and by improving the management of their internal processes. Furthermore, in the face of the increased threats of cyber-attacks, cyber-security needs are increasing. Businesses therefore need to be assisted in this double aspect of their transformation process.

Surge in messaging platforms

2016 witnessed a surge in mobile messaging platforms, which are positioning themselves in the digital ecosystem to capture the bulk of value with the development of conversational commerce. For example, WeChat (of the Chinese group, Tencent) which in four years has gone from a simple messaging application to a range of integrated services, including payment, has become the benchmark model in this field. Thanks to a layer of artificial intelligence, WeChat allows the user to establish relations directly with a brand and to purchase all types of services without leaving the messaging system. Based on this model, Facebook is also trying to combine the entire user experience under a single application. Hence, Facebook opened its bot store in April 2016, allowing Messenger users to chat with robots (bots) designed by brands or services. Consumers can thus ask for information directly, by chatting with the brands, or make purchases through the addition of a payment function. The telecoms industry has joined up with Google, under the GSMA Association, to speed up the availability of Rich Communications Services (RCS), and thus offer an open messaging service, globally interoperable on all Android devices, which also allows conversational commerce.

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2.2  Regulations

In all countries in which it operates, the Orange group must comply with various regulatory obligations governing the provision of its products and services, primarily relating to obtaining and renewing telecommunication licenses, as well as to oversight by authorities seeking to maintain effective competition in the electronic communications markets. Orange also faces regulatory constraints in some countries as a result of its historically dominant position in the fixed telecommunications market. For information concerning risks linked to the regulations of the electronic communications sector, see Section 2.4.2 Legal risks.

2.2.1    European Union

The regulatory environment of the electronic communications sector within the member states of the European Union in which the Orange group operates conforms to a requirement of harmonization arising from the obligation for National Regulatory Authorities to implement at a national level the regulatory framework defined at the level of the European Union, even if the regulatory environment is marked by certain discrepancies.

This common regulatory framework is presented below with a detailed description for each major country in which the Orange group operates.

2.2.1.1   Legal and regulatory framework

The general EU legal framework for electronic communications consists of five main directives deriving from the 2002 Telecom Package:

- Framework Directive 2002/21/EC of March 7, 2002, on a common regulatory framework for electronic communications networks and services;

- Authorization Directive 2002/20/EC of March 7, 2002, on the authorization of electronic communications networks and services;

- Access Directive 2002/19/EC of March 7, 2002, on access to, and interconnection of, electronic communications networks and associated facilities;

- Universal Service Directive 2002/22/EC of March 7, 2002, on universal service and users’ rights relating to electronic communications networks and services;

- Directive on Privacy and electronic communications 2002/58/EC of July 12, 2002, concerning the processing of personal data and the protection of privacy in the electronic communications sector.

All five directives were reviewed in 2009 (1), with changes fully implemented by EU member states, and were subsequently placed under the oversight of the Body of European Regulators for Electronic Communications (BEREC) (2).

On September 14, 2016, the Commission presented its draft review of the European regulatory framework, in the form of a European Code of Electronic Communications, along with new connectivity policy objectives for Europe up to 2025, a draft Regulation for WiFi access in public places and a 5G action plan. Following the legislative process which the Commission expects to complete before the end of 2017, this Code must be implemented in each member state and be applicable by 2019.

On October 9, 2014, the European Commission approved a new recommendation (2014/710/EC) identifying four relevant markets for product and service susceptible to ex ante regulation, compared to seven in its previous recommendation made in 2007:

- M 1: wholesale call termination on individual public telephone networks provided at a fixed location;

- M 2: wholesale voice call termination on individual mobile networks;

- M 3:

- M 3a: wholesale local access provided at a fixed location,

- M 3b: wholesale central access provided at a fixed location for mass-market products;

- M 4: wholesale high-quality access provided at a fixed location.

This regulatory framework has been fleshed out with a number of additional texts.

Roaming

Regulation No. 531/2012 of June 13, 2012 by the European Parliament and Council regarding roaming on public mobile communication networks within the Union (called Roaming III) has been amended by Regulation No. 2015/2120 Telecoms Single Market (called “TSM”) approved on November 25, 2015 which aims in particular to ban surcharges for international roaming within the European Union by June 15, 2017 (see Section 2.2.1.2). These texts:

- introduce, for the wholesale market, a regulated right of access to European roaming services for MVNOs and resellers;

- extend the sliding cap on roaming rates to the data retail market until April 2016;

- provide, in the context of reasonable usage, alignment of international roaming retail prices with national prices for intra-European communications from June 15, 2017 (subject to a wholesale market revision). A transition period from April 30, 2016 allows a surcharge to be applied to the national prices equal to the wholesale market caps;

- introduces, in the retail market, a structural solution allowing the domestic service to be dissociated from the international roaming service;

- expands, for customers using their cell phones outside the EU, pricing transparency requirements and bill shock prevention measures for European operators.

(1) Directive 2009/140/EC of the European Parliament and Council of November 25, 2009 amending the Framework, Access and Authorization Directives and Directive 2009/136/EC of November 25, 2009 amending the Universal Service and Privacy and Electronic Communications Directives.

(2) Regulation (EC) No. 1211/2009 of the European Parliament and Council of November 25, 2009 establishing BEREC.
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Price caps (in euros excl. VAT)		Roaming II regulation	Roaming III regulation			Amended Roaming III regulation
		July 1, 2011	July 1, 2012	July 1, 2013	July 1, 2014	April 30, 2016
Voice	Sent (retail)	€0.35	€0.29	€0.24	€0.19	RL@H +
	Received (retail)	€0.11	€0.08	€0.07	€0.05	RL@H +
	Wholesale	€0.18	€0.14	€0.10	€0.05	€0.05
SMS	Sent (retail)	€0.11	€0.09	€0.08	€0.06	RL@H +
	Wholesale	€0.04	€0.03	€0.02	€0.02	€0.02
Data	Retail		€0.70	€0.45	€0.20	RL@H +
	Wholesale	€0.50	€0.25	€0.15	€0.05	€0.05

Voice: price per minute excluding VAT/SMS: price per SMS excluding VAT/data: price per MB excluding VAT.

RL@H +: domestic prices + wholesale price cap.

Call termination rates

On May 7, 2009, the European Commission adopted a recommendation regulating fixed-line and mobile voice call termination rates in the EU (2009/396/EC).

The Commission recommends that national authorities should apply the following principles:

- symmetry in each country between the various operators’ fixed voice call termination rates and also between their mobile call termination rates, with the option of allowing a four-year transitional asymmetry on fixed or mobile call termination rates to benefit a new entrant;

- call termination rates geared towards the avoidable cost of this service for an efficient operator (i.e. about 1euro cent per minute for voice MTRs and a lower rate for voice FTRs).

Change in mobile voice call termination rates (in euro cents per minute)

Source: Cullen International - December 2016.

Currency exchange rates at 12/31/2016 for the whole period. Italics figures are issued from draft decision.

Change in fixed voice call termination rates (in euro cents per minute) (1)

Source: Cullen International - December 2016.

Figures are December tariffs at local level. Currency exchange rates at 12/31/2016 for the whole period.

(1) Methodology for fixed-line call termination benchmarking: Average price per minute (in euro cents); at local level, i.e. at the lowest interconnection point (the equivalent the of ICAA in France); during “peak” minutes only (as off-peak periods are not consistent from one operator to another).

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Access to fixed-line infrastructure

Recommendation “on non-discrimination obligations and consistent costing methodologies to promote competition and enhance the broadband investment environment”

The recommendation adopted by the European Commission on September 11, 2013, seeks to:

- strengthen rules on non-discrimination to provide equivalent access on new networks, publication of performance indicators and the application of technical replicability tests;

- stabilize prices, at constant currency, for use of the copper network around the current average access price within the EU (8 to 10 euros at current rates excluding tax); and

- allow greater flexibility in determining very high-speed broadband wholesale prices to the extent that National Regulatory Authorities are allowed not to impose a cost-orientation obligation when strengthened non-discrimination rules are in place and competition between platforms (copper, cable, mobile) is effective.

Full unbundling - European benchmark data (recurrent monthly charge excluding commissioning costs)

Source: Cullen International - December 2016.

(1)  Figures are December tariffs - France, tariff of €9.45 as of 01/01/2017.

Currency exchange rates at 12/31/2016 for the whole period.

2.2.1.2   Significant events in 2016 and the start of 2017

Roaming
April 2016	Entry into force of the RL@H + surcharge transition period
June 2016	Draft regulation on wholesale roaming prices
December 2016	Implementing act on reasonable usage rules for intra-European roaming
February 2017	Compromise on wholesale market regulation
Spectrum
December 2016	Use of the 700 MHz band for very high-speed mobile broadband
Net neutrality
August 2016	Publication of BEREC’s guidelines for a consistent interpretation of the Open Internet part of the Regulation on the European Single Market for Electronic Communications
Framework Review
September 2016	Publication of the draft European Code of Electronic Communications, and the accompanying texts (Gigabit Society, 5G Plan, WiFi Regulation, BEREC Regulation)
Protecting Personal Data
April 2016	Adoption by the European Parliament of a General Data Protection Regulation
July 2016	Statement of compliance with the European Commission privacy shield
January 2017	Draft regulation modifying the e-privacy directive
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Amendment of the Roaming III regulation

The political objective of the Telecoms Single Market Regulation dated November 25, 2015, which amended the Roaming III regulation, is to end the surcharges applicable to roaming for intra-European calls; it takes into account the serious technical difficulties that must be resolved to ensure that this key measure for Europe does not have negative consequences on the price of domestic mobile services or on network investments.

Under this regulation, a transitional period from April 30, 2016 to June 14, 2017, allows, for all price plans, intra-European roaming calls to be charged at the domestic price, plus a maximum surcharge corresponding to the regulated wholesale price caps currently applicable. The cost of incoming roaming calls is capped at the weighted average regulated call termination rates in Europe (1.08 euro cents). A “RL@H + surcharge” model is allowed for all pricing plans.

After this transition period, surcharges applicable to intra-European roaming calls must be stopped according to technical procedures defined by:

- an implementing act on reasonable usage rules for intra-European roaming adopted on December 15, 2016;

- a regulation on wholesale roaming prices that should be adopted during the first half of 2017.

On February 1, 2017, the European Parliament and the European Council, under the aegis of the Commission, reached a Compromise on the wholesale price caps to apply from June 15, 2017: 3.2 euro cents per minute of voice, 1 euro cent for SMS and a sliding scale of 7.7 euro cents in June 2017 to 2.5 euro cents in January 2022 for a GB of data. Furthermore, it is expected that operators may provide offers without roaming. The regulation must formally be approved by the European Council and voted on by the European Parliament before becoming effective.

Price caps (in euros excl. VAT)		Roaming III regulation	Amended Roaming III regulation
		July 1, 2014	04/30/2016	06/15/2017 (1)	01/01/2018 (1)	01/01/2019 (1)	01/01/2020 (1)	01/01/2021 (1)	01/01/2022 (1)
Voice	Sent (retail)	€0.19	RL@H +	RL@H	RL@H	RL@H	RL@H	RL@H	RL@H
	Received (retail)	€0.05	RL@H +	RL@H	RL@H	RL@H	RL@H	RL@H	RL@H
	Wholesale	€0.05	€0.05	€0.032	€0.032	€0.032	€0.032	€0.032	€0.032
SMS	Sent (retail)	€0.06	RL@H +	RL@H	RL@H	RL@H	RL@H	RL@H	RL@H
	Wholesale	€0.02	€0.02	€0.01	€0.01	€0.01	€0.01	€0.01	€0.01
Data	Retail	€0.20	RL@H +	RL@H	RL@H	RL@H	RL@H	RL@H	RL@H
	Wholesale	€0.05/MB	€0.05/MB	€7.7/GB	€6.0/GB	€4.5/GB	€3.5/GB	€3.0/GB	€2.5/GB

Voice: price per minute/SMS: price per SMS/data: price per MB, or by GB from 2017.

RL@H +: domestic prices + wholesale price cap/RL@H: domestic prices.

(1) Caps in the process of being adopted.

Net neutrality

The European regulation on single market for telecommunications of November 25, 2015 established the rules applicable since April 30, 2016 throughout Europe to preserve the Open Internet. BEREC published the guiding principles in August 2016 for a consistent interpretation of these provisions.

The text authorizes reasonable technical management and some pricing flexibility for Internet access traffic, the offer by operators of optimized services at the same time as Internet access, and strengthened transparency to users.

Framework Review

In September 2016, the European Commission presented its proposals for a new regulatory framework, merging four directives from the Telecom Package into one European Electronic Communications Code (EECC) in the form of a single directive. This Code redirects the objectives of the framework towards investment, and sets “very high capacity” connectivity as an explicit objective of the regulation.

The Commission set three connectivity strategic objectives for 2025, complementary to the objectives already defined for 2020:

- all the main socioeconomic drivers, such as schools, universities, research centers and transport centers, all the public service providers such as hospitals and government ministries, and companies which rely on digital technologies, should have access to very high-speed broadband connectivity enabling users to download 1 gigabyte of data per second (upload and download speeds);

- all European households, rural or urban, should have access to connectivity offering a download speed of at least 100 Mbits/s, upgradeable to 1 Gbits/s;

- all urban areas as well as motorways and railways should have continuous 5G coverage. As an intermediate objective, 5G should be commercially available in at least one major city in each member state of the EU by 2020.

This new code therefore aims to facilitate the operational and economic conditions to encourage market players to invest in very high-speed broadband, in particular through a deregulation of the FTTH networks open to co-investment, and regulations adapted to local competitive conditions.

It proposes a minimum mobile license period of 25 years and an allocation based on projects of the national regulators, but according to procedures safeguarded by the BEREC validation mechanisms and those of the Commission.

It seeks identical regulation for all interpersonal communications services interconnected to the telephone network, regardless of the provider.

The draft was discussed in the European Parliament and the European Council, and the Commission expects adoption before the end of 2017. It must then be transposed into national law in the member states.

Use of the 700 MHz band

On December 14, 2016, the European Parliament, the European Council and the European Commission agreed the principle of liberalizing the 700 MHz band for mobile broadband by June 30, 2020 at the latest. Member states will have to justify their request to delay for a maximum period of two years. The decision is expected in the spring of 2017.

Protecting Personal Data

Regulation 2016/679 of the European Parliament and of the Council dated April 27, 2016 on the protection of physical persons regarding the processing of personal data and the free movement of such data,

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repeals directive 95/46/EC (general regulation on data protection). The new rules strengthen and harmonize within the EU existing rights on the protection and the control of personal data; they will apply as of May 2018.

The 2002/58/EC Privacy and electronic communications directive, specific to the electronic communications sector will also be updated to remain consistent with the inter-sector directive. A draft regulation was published for this purpose in January 2017.

Following the European Court of Justice’s invalidation of Decision 2000/520/EC, known as “Safe Harbour”, the European Commission and the US authorities published a new framework agreement for transatlantic data exchange. Thus, on July 12, 2016, the European Commission issued an adequacy decision aimed at recognizing in the EU-US Privacy Shield, a level of protection essentially equivalent to European requirements. This agreement is intended to ensure that the personal data of European citizens enjoy the same protections as in Europe when they are processed in the United States.

2.2.2    France

2.2.2.1   Legal and regulatory framework

Legal framework

The electronic communications sector is primarily governed by the French Postal and Electronic Communications Code (CPCE) as well as legal provisions relating to e-commerce, the information society, consumer protection and personal data protection.

The French government transposed the European Telecom Package, as amended in 2009, into national law via the Ministerial Order of August 24, 2011 and the Decree of March 12, 2012, implementing regulations.

The audiovisual communication services produced or distributed by the Orange group come under the specific regulations governing this sector and are governed by the amended law of September 30, 1986.

Regulatory Authorities

The Postal and Electronic Communications Regulatory Authority (Arcep) is an independent administrative body created by the law of July 26, 1996 and acts as the French regulator for these sectors nationwide. The Arcep’s main missions in electronic communications are to set regulations (general or specific obligations) for operators within its jurisdiction. It has powers to sanction non-compliant operators and can rule on disputes between operators over technical and pricing conditions for network access and interconnection. The Arcep also allocates spectrum and numbering resources. Finally, it determines the size of contributions to fund the universal service obligation and oversees the mechanisms for delivering this funding.

The French Competition Authority is an independent government authority responsible for ensuring open market competition and compliance with public economic policy. It has jurisdiction over all business segments, including the electronic communications sector. It has sanction powers for anti-competitive practices, as well as consultative powers. It is also responsible for overseeing mergers and acquisitions.

The ANFr (Agence nationale des fréquences - French national agency for frequencies) is responsible for planning, managing and controlling the usage of radio frequencies and for coordinating the establishment of certain radio transmission facilities. The frequency spectrum is covered by 11 controlling authorities: government ministries, Arcep and the French Broadcasting Authority (CSA). The Arcep and the CSA are in turn responsible for allotting to users the frequencies they control.

The CSA (Conseil Supérieur de l’Audiovisuel) is an independent administrative body created by the law of January 17, 1989, tasked with protecting freedom of audiovisual communication by means of any electronic communications technology as regards radio and television in accordance with the law of September 30, 1986.

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2.2.2.2   Regulation of mobile telephony

Main blocks assigned in the mobile services spectrum in metropolitan France (700 MHz, 800 MHz, 900 MHz, 1,800 MHz, 2.1 GHz and 2.6 GHz)

700 MHz	- Authorizations were given to Orange and Free in December 2015 for 10 MHz duplex each, and to Bouygues Telecom and SFR for 5 MHz duplex each for a period of 20 years.
800 MHz	- Authorizations were given to Bouygues Telecom, Orange and SFR in January 2012 for 10 MHz duplex each for a period of 20 years.

- Free Mobile has roaming access rights on the SFR network in the “priority development zone” (ZDP), covering the least populous areas of the country (18% of the population and just under two thirds of mainland France).

900 MHz

- Renewal of the licenses given to Orange and SFR in March 2006 for 10 MHz duplex each, and to Bouygues Telecom in 2009 for 9.8 MHz duplex for a period of 15 years; authorization given to Free in 2010 for 5 MHz duplex for a period of 20 years.

- 2G and 3G operators were authorized to reuse the 900 MHz band for 3G in February 2008.
- 5 MHz duplex were sold back to Free Mobile by Orange and SFR on January 1, 2013 for high-density areas, and by Bouygues Telecom in July 2011 for the remaining parts of the country.
1,800 MHz	- The authorizations currently in force for Orange and SFR are for 20 MHz duplex each until March 2021, and for 20 MHz also for Bouygues Telecom until December 2024.
- These authorizations are technologically neutral - i.e. option to operate 4G in the band - since October 2013 for Bouygues Telecom and since May 2016 for Orange and SFR.

- Authorization given to Free for its very high-speed mobile broadband network in December 2014 for 5 MHz duplex, and for an additional 10 MHz duplex from May 2016, i.e. for a total of 15 MHz duplex until October 2031.

2.1 GHz	- Authorizations given to Orange and SFR in July 2001, and to Bouygues Telecom in December 2002 for 14.8 MHz duplex each for a period of 20 years.
- Authorization given to Orange and SFR in June 2010 and to Free in January 2010 for 5 MHz duplex each for a period of 20 years.
2.6 GHz	- Authorizations given in 2011 for 4G services to Orange and Free Mobile for 20 MHz duplex each, and to Bouygues Telecom and SFR for 15 MHz duplex each, for a period of 20 years.

Deployment obligations of 3G operators in continental France

To date, Arcep considered the operators to have respected their 3G deployment obligations in continental France regarding the schedules specified in their authorizations.

At the end of December 2016, Orange’s 3G coverage was 99.6% of the population and 95.7% of the territory.

Deployment obligations of 4G operators in continental France

	01/17/2017	10/11/2019	01/17/2022	10/11/2023	01/17/2024	01/17/2027	End-2030
Regional rail network (coverage in each region)						60% (700 MHz)	80% (700 MHz)
Regional rail network (coverage at the national level)			60% (700 MHz)			80% (700 MHz)	90% (700 MHz)
Priority highways						100% (800 MHz)	100% (700 MHz)
Town centers in the “white area” program (1% of the population and 3,800 town centers)						100% (700 MHz)
Inside the priority deployment area (18% of the population and 63% of the territory)	40% (800 MHz)		90% (800 MHz) 50% (700 MHz)			92% (700 MHz)	97.7% (700 MHz)
In each county (département)					90% (800 MHz)	95% (800 MHz) 90% (700 mHz)	95% (700 MHz)
Throughout the metropolitan territory		60% (2.6 GHz)		75% (2.6 GHz)	98% (800 MHz)	99.6% (800 MHz) 98% (700 MHz)	99.6% (700 MHz)

Source: Arcep.

At the end of December 2016, Orange’s 4G coverage was 87.6% of the population and 51.5% of the territory.

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Analysis of the wholesale mobile call termination markets (4th round)

Mobile voice call termination (TR)

On December 9, 2014, Arcep issued decision No. 2014-1485 concerning the analysis of the wholesale fixed-line and mobile call termination markets for 2014-2017. It set the following price ceilings for mobile voice call termination:

(cent€/min)	Market analysis - 3rd round						Market analysis - 4th round
	(March 2011 and July 2012 decisions) (1)						(December 2014 decision)
	Jan. 11 - June 11	July 11 - Dec. 11	Jan. 12 - June 12	July 12 (2) - Dec. 12	Jan. 13 - June 13	July 13 - Dec. 13	Jan. 14 - Dec. 14	Jan. 15 - Dec. 15	Jan. 16 - Dec. 16	Jan. 17 - Dec. 17
Orange France	3.00	2.00	1.50	1.00	0.80	0.80	0.80	0.78	0.76	0.74
SFR	3.00	2.00	1.50	1.00	0.80	0.80	0.80	0.78	0.76	0.74
Bouygues Télécom	3.40	2.00	1.50	1.00	0.80	0.80	0.80	0.78	0.76	0.74
Free Mobile, full MVNOs			2.40	1.6 (2)	1.1 (2)	0.80	0.80	0.78	0.76	0.74
Asymmetry	13%	0%	0%	60%	38%	0%	0%	0%	0%	0%

(1) For Free Mobile and Full MVNO’s Lycamobile and Oméa Telecom, decision of July 27,2012 with effect as of Aug 1, 2012 - maximum price for 1H 2012.

(2) Excluding E1 connection.

The Arcep began the preparatory work for its 5th round of market analysis covering 2018/2020 through a consultation on its cost model in December 2016.

SMS TR

On January 29, 2015, the Arcep put the SMS call termination market, previously regulated, under surveillance.

Significant events in 2016 and the start of 2017

Spectrum
May 2016	Authorization given to all operators to use the 1,800 MHz band for 4G
Allocation of 10 MHz duplex in the 1,800 MHz band to Free following their return by Orange and SFR
November 2016	Overseas territories: allocation of the 800 MHz and 2.6 GHz spectrum not yet allocated, and the spectrum still available in the 900 MHz, 1,800 MHz and 2.1 GHz bands
Mobile coverage
February 2016	Agreement between operators on the 3G RAN sharing program for coverage of white areas
May-June 2016	Publication by the Arcep of the guidelines for mobile network sharing Statement of compliance with the national roaming contract between Free and Orange
June 2016	Launch of the Orange Territoires Connectés program, committing Orange beyond its regulatory obligations regarding 4G coverage
July 2016	Penalty decision against Orange in relation to the coverage of 2G white areas

Spectrum

1,800 MHz Band

In July 2015, the Arcep authorized Orange and SFR to use the 1,800 MHz band for 4G from May 25, 2016 after the return of spectrum. Orange and SFR keep 20 MHz duplex in the band and Free was allocated an additional 10 MHz.

The Arcep had allocated 5 MHz duplex to Free Mobile in the 1,800 MHz band by its decision of December 16, 2014 following the return of spectrum by Bouygues Telecom. The Arcep decision of September 2015 brought this allocation to 15 MHz from May 2016: this is the 15 MHz duplex reserved for Free Mobile in the target allocation plan for the 1,800 MHz band by May 2016. These 15 MHz duplex are technology neutral.

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Allocation of spectrum in overseas territories

Following the call for applications launched in February 2016 for the allocation of 800 MHz, 900 MHz, 1.8 GHz, 2.1 GHz and 2.6 GHz spectrum in the overseas territories (five areas defined by the Arcep: Guadeloupe and Martinique form a single area, Guyana, Reunion, Mayotte and the islands Saint-Martin and Saint-Barthélemy), at the end of a beauty contest procedure, the Arcep nominated four winners in each of the five geographical areas concerned; Orange is the best offer in four of the five areas. The spectrum usage authorizations were delivered on November 24, 2016:

Guadeloupe - Martinique	St Barthélemy - St Martin	Guyana	Reunion	Mayotte
Orange Caraïbe	Orange Caraïbe	Orange Caraïbe	Orange	Telco OI
Free Mobile	Free Mobile	Outremer Telecom	SRR	SRR
Outremer Telecom	Digicel AFG	Digicel AFG	Telco OI	Orange
Digicel AFG	Dauphin Telecom	Free Mobile	ZEOP Mobile	BJT Partners

Therefore, following this request for applications, Orange Caraïbe has the following total quantities of MHz duplex spectrum: 10 MHz in 800 MHz, 20 MHz in 1,800 MHz and 20 MHz in 2,600 MHz in each area.

In the 900 MHz band, the quantity differs according to the area: 12.4 MHz in Guadeloupe-Martinique, 10 MHz in Guyana, 5.6 in the Northern islands.

In the 2,100 MHz band: 14.8 MHz in Guadeloupe-Martinique and Guyana, 14.8 MHz in the Northern islands.

Orange has the following total spectrum quantities in Reunion and Mayotte: 10 MHz in 800 MHz, 20 MHz in 1,800 MHz, 14.8 MHz in 2,100 MHz and 20 MHz in 2,600 MHz.

Only the quantity in the 900 MHz band differs: 12.4 MHz in Reunion and 10 MHz in Mayotte.

Orange launched 4G in all these territories on December 1, 2016.

Mobile coverage

By decision No. 2016-1015 dated July 28, 2016, the Arcep fined Orange 27,000 euros for failure to comply with the January 1, 2016 deadline concerning coverage of five municipalities in the 2G “white areas” program out of the eight to be covered as part of the formal Arcep notice at the end of July 2015; Orange had responsibility to cover more than 1,100 municipalities in this program as the leading operator.

As part of the Macron Act of August 6, 2015, measures have been taken to improve mobile telephony coverage for all non-covered town centers by the end of 2016. This involves finalizing the “white area” 2G program and supplementing it with the coverage of additional town centers, which may be deployed in 3G. Furthermore the existing 3G shared network program (3G RAN sharing) in these same areas must be finalized by mid-2017, based on an agreement between the four operators and approved by the Arcep in February 2016. Beyond the town centers, some areas of economic interest that are not currently covered may be the subject of a request by the relevant regional authority for financial aid from the government at a local bureau, which the government will organize.

By decision No. 2016-1678 dated December 6, 2016, approved by decree dated January 11, 2017, the Arcep requires the operators to publish more detailed mobile coverage maps, in order for the first published open data maps to be effective during the summer of 2017. Initially, these maps target voice/SMS services, with work continuing to ultimately produce data services maps.

Beyond the 4G coverage obligations set by the licenses, in June 2016 Orange launched Orange Territoires Connectés to accelerate fixed and mobile broadband and very high-speed broadband coverage in rural areas of France. Orange is particularly committed to ensuring that 5 million additional people benefit from Orange 4G in rural areas by June 2017, bringing the total Orange 4G coverage to 68% of the population in these areas by mid-2017 (since 2015, Orange 4G mobile coverage in rural areas has grown from 30% to 42% of the population). This program enables Orange to fulfill its obligations in terms of covering the priority deployment area as specified under the 4G license, three years earlier than expected.

Pursuant to the law for economic growth, activity and equal opportunities, published on August 7, 2015, which granted new powers in the field to the Arcep, the latter published, in May 2016, its guidelines relating to mobile network sharing, which emphasize that roaming, so long as it is transitory or limited in scope, can have beneficial effects and can be justified in terms of the regulatory objectives; and that network sharing can be relevant in the least dense part of France and acceptable, subject to the negative impacts, namely on competition, being offset by positive impacts, in particular an improvement of mobile service coverage and quality. In a press release dated June 30, 2016, the Arcep indicated that the roaming contract between Orange and Free and the network sharing contract between SFR and Bouygues met its guidelines.

2.2.2.3   Regulation of fixed-line telephony, broadband and very high-speed broadband Internet

Since July 2008, except for retail offers for fixed-line telephony under universal service, all of Orange’s regulatory obligations concerning retail fixed-line telephony (access and communication) on the consumer and business markets have been lifted. Ex ante asymmetrical regulation of Orange’s fixed services relates to retail offers under the universal service and wholesale offers that are regulated to ensure effective competition in the retail markets (call origination and termination, Wholesale Line Rental, unbundling, access to civil engineering infrastructure, bitstream, passive access to final segments of the FTTH network and capacity services).

Orange’s obligations regarding cost accounting and accounting separation in the fixed-line business

The Arcep’s decision No. 06-1007 of December 7, 2006 sets forth Orange’s obligations as to cost accounting and accounting separation in the wholesale and retail businesses. When retail activities make use of wholesale network services that are subject to accounting separation, these resources are recognized in regulatory accounts at the wholesale offers price. These obligations were first implemented in 2007 in respect of FY2006. They were deemed compliant by the Arcep and have been renewed every year since then.

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Analysis of the relevant markets for broadband and very high-speed fixed broadband, fixed-line telephony and fixed-line voice call termination (4th round)

Analysis of the fixed broadband and very high-speed fixed broadband markets mid-2014 to mid-2017

On June 26, 2014, the Arcep issued three analysis decisions on the fixed broadband and very high-speed fixed broadband markets for mid-2014 to mid-2017:

- decision No. 2014-0733 concerning analysis of the relevant wholesale local access market at a fixed location (market 4);

- decision No. 2014-0734 concerning analysis of the relevant wholesale central access market for mass-market products (market 5);

- decision No. 2014-0735 concerning analysis of the relevant Wholesale high-quality access market at a fixed location (market 6).

The scopes for these three decisions were defined to comply with changes made by the European Commission recommendation of October 9, 2014 on the relevant markets subject to ex ante regulation, in order to make a distinction between wholesale “generalist” offers aimed at the consumer and wholesale offers targeting business needs. In this enterprise segment, Arcep decision No. 2014-0735 provided for the lifting of the pricing obligations on Orange (copper and fiber) in some competitive geographical areas from January 1, 2015.

Arcep launched a new round of analysis of the generalist and enterprise fixed broadband and very high-speed fixed broadband markets for which it published an assessment document and outlook in July 2016, and a public consultation on its draft decisions on the market analysis in February 2017, with a view to their approval in the autumn of 2017.

Analysis of relevant fixed-line telephony markets in 2014-2017

On September 30, 2014, the Arcep issued decision No. 2014-1102 on analysis of the relevant markets for fixed-line telephony in 2014-2017. It prolonged the obligation imposed on Orange to provide Wholesale Line Rental (WLR) at cost-based prices. The decision introduced a gradual relaxation of the pricing obligations imposed on Orange for straight carrier selection offers. Lastly, the decision lifted the asymmetrical regulation imposed on Orange in the call origination market for calls to value-added service (VAS) numbers, in favor of the symmetrical framework established by Arcep decision No. 2007-0213.

Analysis of the wholesale markets for fixed-line voice call termination in 2014-2017: cut in call termination prices

On December 9, 2014, Arcep issued decision No. 2014-1485 concerning analysis of the wholesale fixed-line or mobile call termination markets for 2014-2017. It set the following price ceilings for fixed-line call termination:

Caps (in euro cents/min)	Call termination rates	Variation
January 1, 2013	0.08	(46.6)%
January 1, 2015	0.079	(1.25)%
January 1, 2016	0.078	(1.26)%
January 1, 2017	0.077	(1.28)%

Regulation of fixed-line electronic communications service offers

Rate changes for wholesale offers subject to cost orientation (unbundling, analog and digital Wholesale Line Rental, and call origination)

Following the Arcep decisions of February 16, 2016 regarding 2016 and 2017:

- No. 2016-0206 on the rates framework for copper local loop access;

- No. 2016-0208 on the rates framework for wholesale access to telephony services and related call origination;

- No. 2016-0207 on the rates framework for the wholesale central access for mass-market products by Orange.

The following rates apply:

		2014 rates	2015 rates	2016 rates	2017 rates
Unbundling	Total	€9.02	€9.05 (1)	€9.10	€9.45
	Partial	€1.64	€1.77	€1.77	€1.77
Wholesale line rental	Analog WLR	€12.19	€12.32	€12.32	€12.32
	Digital WLR	€18.35	€18.57	€18.57	€18.57
Bitstream	DSL access	€4.39	€4.79	€4.79	€4.79
	Naked DSL access	€12.41	€12.53	€12.63	€12.93

(1) Rate adjusted to €8.78 from August 1, 2015.

Regulation of fiber optic networks

Regulatory framework governing very high-speed broadband wholesale offers:

- asymmetric regulation of access to civil engineering infrastructure which allows alternative operators to deploy their horizontal networks on Orange’s infrastructure: non-discriminatory access at a rate that reflects costs;

- principle that the terminating segments of FTTH networks are mutualized between operators;

- symmetrical regulation of access to the terminating segment of FTTH networks: same obligations to offer passive access to the terminating segment of FTTH networks on reasonable and non-discriminatory terms apply to all operators cabling buildings anywhere in France. This access must be made available from a sharing point in a reasonable location (Arcep decision No. 2009-1106 of December 22, 2009, completed by decisions No. 2010-1312 of December 14, 2010 and No. 2015-0776 of July 2, 2015). Charges must be reasonable and compatible with the principles of efficiency, relevance, objectivity and non-discrimination.

National Digital Agency

On February 4, 2015, a decree was published in the French Official Journal on the creation of a national service: the National Digital Agency, which takes over three responsibilities: steering and implementation of the “France Very High-Speed Broadband Program”, coordinating and leading the various initiatives of “French Tech”, and overseeing the dissemination of digital tools and the development of their use. It has to coordinate with several other institutions, including the Caisse des dépôts, BPI France, the National Digital Council, the Arcep and other state services involved in digital development.

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The France Very High-Speed Broadband Program aims to have 100% of the French population eligible for very high speed broadband by 2022, with an interim target of covering half the population and companies by 2017. FTTH is seen as the main way of achieving this, although other technologies are also expected to contribute (transitory upgrades of the copper network, satellite, LTE). The European Commission assessed the France Very High-Speed Broadband Program and decided in November 2016 to raise no objections. This plan, estimated at a total of 20 billion euros of private and public investment to meet the 2022 target, is therefore compliant with EU State aid rules. It breaks down into three parts: an investment of €6 billion to €7 billion by private operators who expect to use their own capital to deliver FTTH to 57% of French homes by 2022. Between €13 billion and €14 billion to cover the remaining 43% of French homes, will be financed through networks managed by local public authorities (RIP):

- half of these homes were deemed sufficiently profitable for the coverage to be financed through a co-investment between the local the authorities and the operators;

- the other half involves the coverage of the most rural areas, the cost of which will be equally split between the French State and the local authorities.

On January 31, 2017, the Court of Auditors published a first assessment of the deployment of very high-speed fixed broadband networks in France. It revised upwards the investment necessary to reach these objectives, notably by supplementing its scope, and foresees very high-speed broadband coverage of the entire French population by 2030. It advocates broader implementation of transitory upgrades of the copper network, enabling significant improvements of current speeds in the shorter term.

Significant events in 2016 and the start of 2017

Deployment of fiber optic networks
April 2016	Ordinance implementing the European directive to reduce the deployment cost of broadband electronic communication networks
June 2016	Arcep consultation on changes in the pricing of wholesale offers using the copper local loop
Enterprise market
June 2016	Arcep consultations on access to very high-speed broadband fiber optic networks with improved quality of service
Analysis of the broadband and very high-speed broadband markets
February 2017	Draft decisions related to the 4th round of market analyzes on the generalist and high quality broadband and very high-speed broadband markets
Miscellaneous
February 2016	Arcep decisions on wholesale rates on fixed-line access 2016/2017 (see above)
June 2016	Draft requests for applications related to the next appointment of the operator in charge of the fixed-line telephony user system
October 2016	Enactment of the law for a digital republic establishing the principle of Net Neutrality

Deployment of fiber optic networks

As part of the debate on the transition from copper to fiber optic and to extend the 2015 “Champsaur report” aimed at specifying the conditions and the timing for the extinction of copper, the Arcep launched a consultation in June 2016 to define the concept of “fibrous areas” and the appropriateness of a relaxation of the pricing obligation applicable to Orange’s copper local loop (unbundling price) in such areas.

Ordinance No. 2016-526 of April 28, 2016 implements in French law directive 2014/61/EU of the European Parliament and of the Council of May 15, 2014 relating to measures aimed at reducing the deployment cost of broadband electronic communication networks. It introduces a right for the operators to access existing civil engineering infrastructure - electronic communications, transport, energy and water - to deploy their very high-speed broadband networks.

Enterprise market

The Arcep launched two public consultations in June 2016 regarding the Enterprise market:

- a draft guidelines document on the fixed electronic communications services markets for enterprise customers;

- and a draft recommendation on access to very high-speed fiber optic networks with an improved quality of service or on the use of supernumerary fibers, in which the Arcep favors the emergence of passive wholesale offers enabling the usages covered by the shared optical local loop to be expanded and, in particular, to meet the specific needs of enterprises.

4th round of analysis of the broadband and very high-speed broadband markets

In July 2016, the Arcep undertook the triennial review of the broadband and very high-speed broadband markets, by submitting for public consultation a document in which it presented an assessment of broadband and very high-speed broadband regulation in France in the generalist and enterprise markets, and proposed some options for change for 2017-2020.

It also submitted for consultation, in February 2017, its draft decisions on the analyzes of the broadband and very high-speed fixed broadband market:

- market 3a: market for wholesale local access provided at a fixed location: unbundling on the copper local loop, access to civil engineering infrastructure, passive access to the FTTH local loop or bitstream with delivery to the optical connection node, passive FTTH offer with quality of service;

- market 3b: market for wholesale central access provided at a fixed location for mass-market products; regional copper bitstream or FTTH;

- market 4: market for wholesale high-quality access provided at a fixed location: partial termination access LPT, SDSL bitstream, FTTO, FTTE, FTTH wholesale offers.

These draft decisions led to the conclusion that it would be advisable to extend the majority of the obligations currently imposed on Orange, which would remain the only dominant player in the different markets.

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They foresee the possibility of imposing new obligations on Orange in the generalist FTTH market, and confirm that the regulation of enhanced quality of service offers (Enterprise access market) must change.

In February 2017, the Arcep also published a draft decision related to updating Orange’s offer to access civil engineering infrastructure from 2018.

Universal telephony service

On June 27, 2016, the DGE (Directorate General for Enterprise) published two draft calls for applications (connection and service) submitted to public consultation until August 31, 2016, in relation to the next appointment of the operator in charge of the fixed-line telephony user system until 2019. The call for applications for the “connection” component was published in the French Official Journal on January 11, 2017. Orange was a candidate.

Net Neutrality

Following the adoption of the European open Internet regulation on November 25, 2015 and the publication of BEREC’s guidelines on August 30, 2016, law No. 2016-1321 for a Digital Republic, enacted on October 7, 2016, enshrines the principle of net neutrality in the national legal framework and grants the Arcep an investigative and sanctioning power to ensure compliance.

2.2.3    Spain

2.2.3.1   Legal and regulatory system

Legal framework

The 2009 Telecom Package was implemented into Spanish law by Royal Decree No. 726/2011 on universal service provision in May 2011 and Royal Decree No. 13/2012 of March 31, 2012.

The telecommunications sector is also covered by law No. 15/2007 of July 3, 2007 relating to the implementation of competition rules.

Law No. 34/2002 of July 11, 2002 relating to the information society and electronic commerce specifies the obligations and limits of responsibility applicable to service providers in the information society.

The regulatory framework applicable to data protection in Spain is based around law No. 15/1999 of December 13, 1999, relating to personal data protection and order No. 999/1999 relating to security measures. In the field of intellectual property rights protection, law No. 23/2006 of July 7, 2006 amends law No. 1/1996 of April 12, 1996 and transposes European directive 2001/29/EC relating to the harmonization of certain aspects of copyright and related rights in the information society.

Regulatory Authorities

- The regulatory authorities for the different sectors of the economy, including telecommunications and the regulator for competition issues, have been brought together under a new cross-industry entity, the National Commission for Markets and Competition (Comisión Nacional de los Mercados y la Competencia, CNMC), set up by law No. 3/2013 of June 4, 2013.

- Since November 4, 2016, a new ministry of energy, tourism and the Digital Agenda (MINETAD) was created, taking over the responsibilities of the former industry ministry. MINETAD is responsible for managing authorizations, spectrum allocations, telephone numbering, universal service cost approvals, quality of service, and disputes between consumers and non-dominant operators.

2.2.3.2   Regulation of mobile telephony

Mobile voice call termination rates

Concluding its 3rd round of market analysis of the wholesale mobile call termination market (market 7/2007), the CMT issued a decision ES/2012/1291 on May 10, 2012 proposing a gradual decrease of mobile call termination caps, reaching rate symmetry in July 2013. The adopted caps are as follows:

(in euro cents/min)	04/16/2012 - 10/15/2012	10/16/2012 - 02/29/2013	03/01/2013 - 06/30/2013	From July 2013
Movistar, Vodafone, and Orange	3.42	3.16	2.76	1.09
Yoigo	4.07	3.36	2.86	1.09

Spectrum

In May 2011, the Spanish authorities allocated a 5 MHz duplex block in the 900 MHz spectrum to Orange Spain. The license, granted under the principle of technological neutrality, is valid until December 2030.

In July 2011, the Spanish authorities auctioned the 800 MHz, 900 MHz and 2.6 GHz frequency bands. In July 2013, Orange Spain’s license for the 900 MHz band was extended from 2025 to 2030 and its 1,800 MHz license from 2023 to 2030.

In March 2016, through regional auctions, Orange obtained a bloc of 2x10 MHz in the 2.6 GHz band and a bloc of 20 MHz in the 3.5 GHz band.

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Following these allocations, the Spanish spectrum is distributed as follows (national licenses):

	800 MHz	900 MHz	1,800 MHz	2.1 GHz		2.6 GHz		3.5 GHz
				FDD	TDD	FDD	TDD	FDD
Orange	2*10 MHz	2*10 MHz	2*20 MHz	2*15 MHz	5 MHz	2*20 MHz	10 MHz	2*20 MHz
Vodafone	2*10 MHz	2*10 MHz	2*20 MHz	2*15 MHz	5 MHz	2*20 MHz	20 MHz
Telefónica	2*10 MHz	2*10 MHz	2*20 MHz	2*15 MHz	5 MHz	2*20 MHz
Yoigo			2*15 MHz	2*15 MHz	5 MHz

The schedule of the allocation of 700 MHz spectrum for telecom operators has not yet been announced.

Significant events in 2016 and the start of 2017

January 2016	Proposal to increase the spectrum cap per telecom operator
March 2016	Allocation to Orange Spain of a regional spectrum bloc of 2×10 MHz in the 2.6 GHz band and a 20 MHz bloc in the 3.5 GHz band
July 2016	Initialization of the 4th round of market analysis of the mobile call termination market

Spectrum cap per operator

The cumulative spectrum cap set by the CNMC since 2011 at 185 MHz per operator, with a limit of 135 MHz in the high spectrum bands (1,800 MHz, 2,100 MHz, 2.6 GHz and 3.5 GHz) and 50 MHz in the lower bands ( < 1 GHz) was modified on January 14, 2016 by the INF/DTSA/026/15 decision. The CNMC thus set a new cap of 210 MHz in the highest bands, with the obligation for the holder of the spectrum to offer wholesale access under “reasonable conditions”.

Spectrum allocation

Following the auctions closed on March 21, 2016, Orange Spain acquired all the regional spectrum proposed in the 2.6 GHz band (with the exception of Madrid and Melilla bought by Telefónica), for 28 million euros. This spectrum enables Orange Spain to ensure 4G coverage over a large part of Spain. Orange Spain has also acquired spectrum (national license) in the 3.5 GHz band (valid until 2030) for 5G for 20 million euros.

Initialization of the 4th round of market analysis of the mobile call termination market (market 2/2014)

In July 2016, the CNMC launched a consultation on the mobile call termination cost setting method, in order to undertake a new round of analysis of this market.

2.2.3.3   Regulation of fixed-line telephony, broadband and very high-speed broadband Internet

Wholesale broadband markets (markets 4 and 5/2007)

By its decisions of July 18, 2013, revising the rates for access to Telefónica’s local loop, of January 30, 2014, revising the rates of the wholesale services GigADSL, ADSL IP and NEBA and January 18, 2017, revising the rates for the capacity component of the NEBA offer, the CNMC confirmed the following rates:

Rates in 2017 (per month and per access)
Unbundling offer
Full unbundling	€8.60
Partial unbundling	€1.30
Bitstream offers
Neba FTTH	€19.93
Neba DSL	€6.48
Naked DSL premium	€8.60
Aggregation offer (per Mbit/s)	€4.79 (1)
GigADSL and IP-ADSL (regional offer) at 10 Mbits/s	€10.20
IP-ADSL (national offer) at 10 Mbits/s	€13.60

 (1)                                                                                                                          €5.14 from 2018.

Since April 2014, the GigADSL and ADSL IP offers, replaced by NEBA, ceased to be regulated in areas of Spain where NEBA is available.

Continuing the decommissioning of the copper network

The CNMC approved Telefónica’s first requests to decommission two distribution frames in its copper network in October 2014. Under the terms of the regulator’s decision on the analysis of the wholesale network infrastructure, market 4/2007, issued in 2009 and supplemented by the CNMC’s decision of October 2014, Telefónica is obliged to continue offering the option of unbundling for five years after filing a request to decommission an exchange with the CNMC. This period falls to just one year if there are no unbundled operators in the distribution frame concerned. Up to now, Telefónica has announced the withdrawal of 89 distribution frames, including 15 distribution frames hosting operators using the unbundling offer and 74 distribution frames hosting operators using the bitstream offer. At the end of 2016, 17 distribution frames supplying bitstream services had already been closed.

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Significant events in 2016 and the start of 2017

February 2016	Adoption of the 3rd round of analysis of the markets 3a and 3b/2014 and 4/2014 imposing geographical remedies
December 2016	Revision of the reference offer - NEBA
Revision of the local NEBA reference offer
3rd round of market analysis of fixed-line telephony call origination

Wholesale broadband access markets third round of the analysis of markets 3a and 3b/2014 and 4/2014

The CNMC adopted its third cycle of the analysis of the markets 3a and 3b/2014 and 4/2014 on February 25, 2016. It decided:

- for market 3a:

- to retain the copper network unbundling obligations introduced in the previous 2009 market analysis and to retain access to Telefónica civil engineering infrastructure,

- to not impose ex ante asymmetrical obligations on Telefónica for the fiber network in 66 cities considered effectively competitive, representing 35% of the Spanish population, given that a Virtual Unbundled Local Access (VULA) offer must be made available for the rest of Spain;

- for market 3b:

- to progressively lift the ex ante obligations in that part of Spain deemed competitive, and covering 58% of the existing broadband lines; and in the rest of Spain deemed non-competitive, to maintain an access obligation to Telefónica’s network, with the NEBA-copper offer, without limitation on bandwidth, and charged on a cost-based basis,

- and to retain the ex ante obligations with a bitstream offer on the fiber network for part of Spain deemed non-competitive. This obligation is temporary for the part deemed competitive;

- and for market 4:

- to retain, throughout Spain, the NEBA-business offer obligation, charged on a cost-based basis for copper and meeting the economic replicability test for fiber.

Revision of the NEBA reference offer

On January 18, 2017, the CNMC approved the new fiber optic wholesale offer (OFE/DTSA/005/16) - NEBA - which contains technical access conditions to Telefónica’s fiber optic network except in 66 Spanish municipalities deemed competitive. Furthermore, the CNMC approved a significant reduction in wholesale transfer prices from 7.98 to 4.79 euros (5.14 euros from 2018) per Mbit/s per month.

Proposal related to the NEBA LOCAL (VULA) reference offer

On December 16, 2016, the European Commission accepted the principle of Telefónica’s new “local NEBA” reference offer. It is a substitute to physical fiber access outside the 66 municipalities deemed competitive. Local NEBA will initially be offered with a profile containing the highest bandwidth (300 Mb/s), under technical conditions defined in the reference offer. The “local NEBA” prices will be established later, following approval of the economic replicability test methodology (notification expected in June 2017).

Third round of market analysis of fixed-line telephony call origination (market 2/2007).

On December 16, 2016, the EC approved the CNMC decision related to the third round of market analysis of fixed-line telephony call origination. This maintains the ex ante obligations already imposed on Telefónica in terms of non-discrimination, accounting separation and transparency, as well as the obligation to provide a wholesale subscription offer at cost-based prices (the offer of a pure carrier selection is eliminated) and access to call origination through an IP interconnection. It removes the prohibition on customer win-back practices and the obligation to provide a double transit call origination offer, as the retail market is considered to be sufficiently competitive.

2.2.4    Poland

2.2.4.1   Legal and regulatory system

Legal framework

Orange Polska’s businesses are governed by the law of July 16, 2004 on telecommunications, transposing the 2002 European Telecom Package concerning electronic communications into Polish law, and by the law of February 16, 2007 concerning competition and consumer protection. The law of December 2012, transposing EU directives issued in 2009, came into force on January 21, 2013.

The law of May 7, 2010, on developing telecommunication networks and services, provides access to telecommunications and other technical infrastructures funded by public funds.

As regards e-commerce, the law of July 18, 2002 that governs provision of electronic services transposes European Directive 2000/31/EC concerning electronic commerce into national law and defines electronic service supplier obligations.

The applicable framework concerning personal data protection is defined by the law of August 29, 1997 concerning personal data protection, as amended in 2002. The 2004 Telecommunications Act also defines certain rules applicable to personal data protection and storage.

Regulatory Authorities

The Ministry of Digitization, created in November 2015, is responsible for telecommunications.

The Office of Electronic Communications (UKE) is responsible, in particular, for telecommunications regulation and frequency management, as well as certain functions related to broadcasting services.

The Office of Competition and Consumer Protection (UOKiK) is responsible for the application of competition law, merger control and consumer protection.

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Digital Poland

The government’s action plan to meet the targets of its digital strategy in Poland was passed in January 2014. The plan is budgeted at 2.7 billion euros and aims to ensure that all households have at least 30 Mbps Internet access by 2020. Nearly half of the funds are allocated to broadband network construction projects, and the rest to the development of digital services, particularly in government ministries. The Polish government will contribute 409.4 million euros.

2.2.4.2   Regulation of mobile telephony

Mobile call termination rates

The UKE published seven decisions on December 14, 2012, ruling that Orange Polska, T-Mobile, Polkomtel, P4, CenterNet, Mobyland and Aero2 each had a dominant position in the mobile call termination market for the mobile numbers open to interconnection on their network (market analysis - 3rd round). It also set symmetrical mobile voice call termination rates for all operators from January 1, 2013, and termination rates based on pure long run incremental costs as from July 1, 2013.

From July 1, 2013 Date (pure LRIC)
Zlotys/min	0.0429
Euro cents/min	0.973

Exchange rate as at 12/31/2016: 1 euro = 4.41 PLN.

Spectrum

In 2011, the UKE issued three decisions that introduce technological neutrality in the 900 MHz, 1,800 MHz, and 2,100 MHz frequency bands.

Spectrum awarded is distributed as follows:

	800 MHz (1)	900 MHz	1,800 MHz	2.1 GHz		2.6 GHz
Orange Polska	10 MHz duplex	7 MHz duplex	10 MHz duplex	15 MHz duplex	5 MHz	15 MHz duplex
T-Mobile Polska	10 MHz duplex	9 MHz duplex	20 MHz duplex	15 MHz duplex	5 MHz	15 MHz duplex
Polkomtel + Sferia + Aero2 (Cyfrowy Polsat Group)	10 MHz duplex	14 MHz duplex	30 MHz duplex	15 MHz duplex	5 MHz	20 MHz duplex + 50 MHz TDD
Play (P4)	5 MHz duplex	5 MHz duplex	15 MHz duplex	15 MHz duplex	5 MHz	20 MHz duplex

(1) A bloc of 5 MHz duplex in the 800 MHz band has been allocated to NetNet in the auctions, but this operator refused this allocation, and these 5 MHz have been re-allocated to T-Mobile Polska.

In 2016, Polkomtel acquired 100% of the Midas Group, an aggregator of the Aero2, Mobyland, and Centernet operators and holding a controlling stake in Sferia. Polkomtel is itself held by the satellite pay TV company Cyfrowy Polsat. Consequently, Polkomtel controls directly or indirectly nearly a third of the mobile spectrum below 1 GHz and nearly 2/5 of the entire spectrum.

Following the political agreement between the Council and the European Parliament reached in the presence of the Commission on December 14, 2016, the 700 MHz spectrum band should be dedicated to mobile networks in all member states from 2020. The UKE undertook a coordination exercise with neighboring countries and has already signed an agreement with Ukraine and Sweden.

Significant events in 2016 and the start of 2017

October 2016	Spectrum allocation in the 800 MHz and 2.6 GHz bands following an auction process
December 2016	Extension of the network sharing agreement between Orange Polska and T-Mobile Polska to LTE
January 2017	Renewal of Orange’s license in the 450 MHz band
Decision on the deregulation of SMS call termination rates

Allocation of 800 MHz and 2.6 GHz spectrum

At the end of an auction process in October 2015, five blocks of 5 MHz duplex in the 800 MHz band and 14 blocks of 5 MHz duplex in the 2.6 GHz band were allocated for a period of 15 years. The new entrant NetNet withdrew after being allocated a 5 MHz duplex bloc in the 800 MHz band, which was re-allocated to T-Mobile Polska and the licenses were allocated by the UKE decisions of January 26, 2016. Orange was allocated 10 MHz duplex in the 800 MHz band and 15 MHz duplex in the 2.6 GHz band for a total of PLN 3,168 million.

The licenses in the 800 MHz band include coverage obligations in “white areas” at the town level, leading to coverage of 62% of the Polish population in four years.

On September 29, 2016, the European Commission formally notified the Polish Government that it should comply with Union rules regarding the auction process, contesting in particular the non-binding nature of the offers submitted in the auctions and the allocation in 2015, outside of the auction process, of the 800 MHz band to the mobile operator SFERIA. The procedure is still ongoing.

Network sharing

In 2016, the Competition Authority UOKiK and the European Commission continued their impact study in relation to the infrastructure and spectrum sharing agreements in Poland. On January 15, 2016, UOKiK announced that it had finalized its preliminary analysis of the cooperation frameworks between operators, including the wholesale access offers, joint usage and spectrum and infrastructure sharing, and it had shared this analysis with the European Competition Authorities. The analysis of the competition authorities is still under way.

In December 2016, Orange Polska and T-Mobile Polska announced their network sharing agreement within “NetWorkS!” had been extended to LTE, without sharing spectrum.

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Renewal of Orange Polska’s license in the 450 MHz band

Considering UKE conditions set in its decision of 13th of January 2017, Orange Polska did not apply for the renewal of its 5 MHz bloc in CDMA technology license.

Deregulation of SMS call termination rates

In the framework of its second round of market analysis of SMS call termination rates, the UKE showed no evidence of any market power of the operators or MVNO and consequently notified the European Commission of its decision to deregulate this market, thus aligning it with the large majority of European countries. On September 20, 2016, the European Commission approved the UKE’s analysis according to which the SMS market was completely competitive and should be deregulated. The final decision on deregulation was published on January 31, 2017.

2.2.4.3   Regulation of fixed-line telephony, broadband and very high-speed broadband Internet

All of Orange Polska’s regulatory obligations concerning retail fixed-line telephony (access and communication) in the consumer and business markets have been lifted. Thus, ex ante regulation of Orange Polska’s fixed services, for the areas defined as non-competitive, relates to wholesale offers that are regulated to ensure effective competition in the retail markets (call origination and termination, Wholesale Line Rental, unbundling, bitstream).

Orange Polska’s obligations regarding cost accounting and accounting separation in the fixed-line business

The UKE decision No. DHRT-WORK-6090-1/14 (66) of April 10, 2015 describes the obligations imposed on Orange Polska regarding cost-accounting and accounting separation in wholesale and retail business. When retail activities make use of wholesale network services that are subject to accounting separation, these resources are recognized in regulatory accounts at the wholesale offers price.

Analysis of the wholesale broadband access market (market 5/2007)

On October 7, 2014, the UKE adopted its decision on the market for wholesale broadband access (market analysis - 3rd round). The decision excludes 76 Polish municipalities, covering 24% of the population, from ex ante regulation and removes all of Orange Polska’s regulatory obligations in respect of this market in these municipalities. In these deregulated areas, Orange Poland offers its wholesale services on a commercial basis. Everywhere else, Orange Poland’s obligations are maintained (on access, non-discrimination, transparency, accounting separation and cost-based pricing).

Analysis of the wholesale broadband access market (market 4/2007)

In its June 2, 2014 decisions on market 4, as part of the second round of market analysis, regarding copper and fiber, the UKE retained Orange Polska’s obligations (on access, non discrimination, transparency, accounting separation and cost-based pricing).

The 3rd round of analysis of market 3a/2014 is ongoing (see significant events).

Reference offer for fixed-line markets

This reference offer applies to all wholesale fixed services: call origination and termination, Wholesale Line Rental, partial and full unbundling and bitstream access.

On July 3, 2014 the UKE authorized a new version of the integrated reference offer, where the monthly price of full unbundling is left at 22 zlotys.

Fixed-line call termination rates

Since the UKE’s decision of September 22, 2009, following its second round of market analysis, call termination rates must be based on cost, with no further details given. The UKE reserves the right, however, to control rates by benchmarking or a retail minus formula and has indicated it intends to move towards symmetry in 2014. The UKE thus systematically imposes a fixed-line call termination rate of 0.0273 zlotys on alternative operators, corresponding to Orange Polska’s call termination rate at local level.

For an efficient generic operator on a New Generation Network (NGN), the European Commission recommendation of May 7, 2009 requires National Regulatory Authorities to set the fixed-line call termination rates based on pure long-run incremental costs. The UKE is preparing a draft decision applying this recommendation.

Universal service

Expiry of Orange Polska’s universal service obligation

In 2006, the UKE imposed universal service obligations on Orange Polska until May 9, 2011. Since then, the UKE has taken no further steps to appoint a new universal service provider. On May 5, 2014, the UKE published a report that removed universal service obligations in Poland.

Compensation

For the whole period when it was responsible for universal service (November 2006 to May 2011), Orange Polska estimated its cost amounted to 1.1 billion zlotys while only 137 million zlotys were allotted in compensation by the UKE. Orange Polska has therefore appealed to have the UKE decisions reexamined.

In March 2014, the UKE designated which operators would bear the cost of providing a universal service in 2006. Other decisions should follow for the years 2007-2011.

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Significant events in 2016 and the start of 2017

August 2016	Notification to the European Commission of the draft decision related to the 3rd round of analysis of market 3a
September 2016	Withdrawal of the draft decision on the analysis of market 3a

3rd round of analysis of market 3a/2014

After consultation, the UKE notified the Commission in August 2016 of its draft analysis of market 3a/2014, then withdrew it on September 21, 2016. A new draft is expected in 2017 which will include markets 3a and 3b at the same time.

Implementation of the directive on reducing the cost of deployment of broadband networks

In the context of the implementation of the directive on measures to reduce the cost of deploying broadband electronic communications networks, the government issued a draft law on January 18, 2016, including an accelerated procedure for the installation of mobile base stations and access to alternative infrastructures. This law came into force on June 9, 2016.

2.2.5    Other EU countries where the Orange group operates

2.2.5.1   Belgium

Mobile voice call terminations

Mobistar’s mobile call termination rate is currently 1.18 euro cents/min.

In September 2015, the regulator submitted to the EC its draft decision for the third round of market analysis, in which it proposed a reduction in the call termination rate to 0.74 euro cents/min. The decision may be adopted and applied during the first half of 2017.

Spectrum allocation

In Belgium the spectrum is currently allocated as follows:

Operator	800 MHz	900 MHz	1,800 MHz	2 GHz	2.6 GHz
Proximus	10 MHz duplex	12 MHz duplex	25 MHz duplex	15 MHz duplex + 5 MHz	20 MHz duplex
BUCD					45 MHz
Telenet (Base)	10 MHz duplex	10 MHz duplex	25 MHz duplex	15 MHz duplex + 5 MHz	15 MHz duplex
Orange Belgium	10 MHz duplex	12 MHz duplex	25 MHz duplex	15 MHz duplex + 5 MHz	20 MHz duplex

Source: Cullen International.

Allocation of spectrum in the 700 MHz band: work between the regions and the federal government is underway to comply with the date set by the European Commission to free up this band for mobile traffic by 2020.

Cable wholesale broadband markets

The regulatory framework for access to the cable operators’ networks is governed by two decisions of the conference of electronic communications sector regulators (CRC) of July 1, 2011 and December 11, 2013. Under this framework, cable operators have to provide wholesale access offers to their network priced on a retail minus model. On February 19, 2016, the CRC published the decision revising cable network access prices downwards, and separating the rates of the wholesale offers applicable i) during and ii) after the launch phase of commercial offers by the alternative operator.

In June 2016, the regulator began a new round of analysis of the wholesale broadband market and TV distribution, with a qualitative questionnaire. The draft decision is expected in the first half of 2017.

2.2.5.2   Romania

Mobile voice call terminations

On February 1, 2014, the Romanian regulatory authority (ANCOM) issued a decision on call termination rates charged by mobile operators. ANCOM introduced a new calculation method that cut mobile call termination rates from 3.07 euro cents/min to 0.96 euro cents/min. These rates came into force on April 1, 2014.

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Spectrum allocation

In Romania, the spectrum is allocated as follows:

	800 MHz	900 MHz	1,800 MHz	2.1 GHz	2.6 GHz
Telemobil (OTE)				5 MHz duplex + 5 MHz
Vodafone Romania	10 MHz duplex	10 MHz duplex	30 MHz duplex	5 MHz duplex + 5 MHz	15 MHz duplex
Orange Romania	10 MHz duplex	10 MHz duplex	20 MHz duplex	15 MHz duplex + 5 MHz	20 MHz duplex
Cosmote Romania (OTE)	5 MHz duplex	10 MHz duplex	25 MHz duplex	15 MHz duplex + 5 MHz	10 MHz duplex
RCS&RDS		5 MHz duplex		15 MHz duplex + 5 MHz
2K Telecom					30 MHz duplex

Source: Cullen International.

Wholesale broadband markets

In the context of its second round of analysis of the 3a and 3b markets, completed in November 2015, ANCOM considered the retail broadband market to be effectively competitive and that, as a consequence, no obligation should be imposed on the two wholesale markets. The EC accepted the Romanian regulator’s proposals without comment. The final decision was published in the Romanian Official Journal of December 29, 2015. RomTelecom’s obligations as part of the wholesale market for infrastructure access have been lifted one year after the publication of the decision.

2.2.5.3   Slovakia

Mobile voice call terminations

On July 29, 2013, the Regulatory Authority TUSR issued a decision on call termination rates charged by the three mobile operators, and fixed it at a maximum of 1.226 euro cents/min. The fourth-largest mobile operator, Swan also applies this termination rate since it began operating in October 2015.

In the framework of its 4th round of market analysis, the TUSR notified its draft decision to the European Commission on November 18, 2016, in which the mobile call termination rates are 0.749 euro cents/minute for all operators. On December 15, 2016, the European Commission has not commented on the market analysis itself.

Spectrum allocation

In Slovakia, the spectrum is allocated as follows:

	800 MHz	900 MHz	1,800 MHz	2.1 GHz	2.6 GHz
Slovak Telekom (Deutsche Telekom)	10 MHz duplex	10 MHz duplex	15 MHz duplex	20 MHz duplex + 5 MHz	40 MHz duplex
Orange	10 MHz duplex	10 MHz duplex	20 MHz duplex	20 MHz duplex + 5 MHz	30 MHz duplex
O2	10 MHz duplex	10 MHz duplex	20 MHz duplex	20 MHz duplex + 5 MHz
Swan			15 MHz duplex

Source: Cullen International.

Wholesale broadband and very high-speed fixed broadband markets

The Slovak regulator completed its 3rd round of analysis of the market 3a, 3b and 4/2014 markets. It notified its draft decisions to the European Commission on August 19, 2016, which has not commented on.

The regulator proposes to ease regulation:

- in market 3a, by excluding unbundling of the sub-local loop, while maintaining unbundling in the copper loop, and by limiting the regulatory obligations of NGA offers to the economic replicability test and to a technical equivalence of inputs;

- in market 3b, by imposing a replicability test of 2P offers and multicast IPTV wholesale access offers, instead of regulated prices.

The regulator’s decision on market 4 was adopted on November 7, 2016: it removes the sectoral regulatory obligations on market 4, due to its competitive characteristics.

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2.2.6    Other non-EU countries where the Orange group operates

Because the Orange group’s retail market operations outside the EU primarily involve those of mobile operators, the main regulatory issues it faces in these countries are mobile voice call termination rates and spectrum access.

The following table gives the national mobile call termination rate for each country concerned:

Mobile voice call termination in the MEA region (euro cents/min)

Morocco	1.289
Tunisia	0.632
Egypt	1.058
Jordan	1.656
Mali	2.408
Senegal	1.372
Niger	1.905
Bissau	0.403
Guinea	2.060
Ivory Coast	3.658
Cameroon	3.962
Democratic Republic of the Congo	3.073
Central African Republic	5.334
Botswana	2.447
Madagascar	3.550
Mauritius	1.525
Burkina Faso	3.048
Sierra Leone	4.518

Source: Orange, based on data from national regulators. Exchange rate as at 12/31/2016.

The following table gives the license renewal date as well as the type of license for each country concerned:

Renewal of licenses in the MEA region

	Expiration date of the current license	License Type
Botswana	April 2022	2G - 3G
Botswana	August 2025	4G
Burkina Faso	April 2020	2G and Fixed
Burkina Faso	September 2022	3G
Cameroon	January 2030	2G - 3G - 4G
Ivory Coast	April 2032	Global (1) (including 4G)
Guinea-Conakry	January 2022	2G
Guinea-Conakry	January 2022	3G
Guinea-Bissau	January 2027	2G
Guinea-Bissau	July 2026	3G - 4G
Equatorial Guinea	May 2019	Global (1) (excluding 4G)
Egypt	October 2022	2G - 3G
Iraq	August 2022	2G - 3G
Jordan	May 2019	2G - 3G
Jordan	September 2030	4G
Jordan	May 2024	Fixed
Liberia	July 2030	Global (1) (including 4G)
Madagascar	April 2025	2G - 3G - 4G
Mali	July 2017	2G - 3G
Morocco	August 2024	2G
Morocco	December 2031	3G
Morocco	April 2035	4G
Morocco	April 2036	Fixed
Mauritius	November 2018	2G - 3G - 4G
Mauritius	November 2025	Fixed
Niger	December 2022	Global (1) (4G)
Senegal	July 2017	Global (1) (excluding 4G)
Sierra Leone	July 2031	2G - 3G
Central African Republic	May 2027	Global (1) (exluding 4G)
Democratic Republic of the Congo	October 2031	2G - 3G
Tunisia	July 2024	Global (1) (excluding 4G)

Source: Orange, based on data from national regulators.

 (1) Global: refers to the type of license that allows an operator to offer both fixed-line and mobile services through all of the available technologies (depending on the country, the Global license does not include 4G technology).

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2.3  The Orange Group strategy

Launched in 2015, the new strategic plan, Essentials2020, focuses on Orange’s ambition for 2020 to provide its customers with an incomparable service experience by being ever-present to connect every individual to what is essential to them. This involves providing exemplary basic services, quality and reliable access, customer connections at any time and from anywhere, as well as even more personalized options for services and offers.

Orange serves every kind of customer: those who focus above all else on price and those who have a particularly high-level of service expectation, whether private individuals, very small companies or multinationals. The Group can rely on a series of key strengths for the mission that it has set out. With its brand and its 155,000 employees, the Group is present in Europe, Africa and the Middle-East on the residential market, and everywhere in the world on the Enterprise market. Orange’s ambition breaks down into five main drivers:

1. offering richer connectivity;

2. reinventing the customer relationship;

3. building a people-oriented and digital employer model;

4. accompanying the transformation of business customers;

5. diversifying by capitalizing on its assets.

Moreover, the strategic plan will be achieved within the framework of a company that is efficient, responsible and digitally proficient.

1. Offering enriched connectivity

The multiplication of screens, the generalization of video on the Internet and customers’ growing need for online services and content has led to an explosion in usage and in mobile data traffic. Moreover, the digital revolution has created new customer expectations and has changed their behavior, making connectivity even more important. Offering an efficient network to all customers is no longer enough; services must now be tailored to each individual consumer and to each moment.

Orange would like to offer richer connectivity to all its customers, whether retail or business. In order to realize this ambition, the Group will make a series of targeted investments in its networks between 2015 and 2018, of approximately 17 billion euros. Clear priority is given to investments in very high-speed broadband, in order to respond to the explosion in traffic and meet customer expectations. These will allow Orange to develop broadband services, whether fixed or mobile, as well as convergence packages in Europe. Due to this priority, investments should remain at a sustained level beyond 2018.

The investments will be made in particular in the following fields:

Development of very high-speed fixed broadband and of convergence

Very high-speed fixed broadband will be developed in Europe through an ambitious fiber optics (FTTH) deployment project. Orange is working pragmatically and appropriately according to the particular resources and situations in each country: acquisition (Spain), rollout of a fiber optic network (France, Poland), use of cable when already present (Belgium), partnership (Romania). Orange’s objective in France is to catch up and quickly surpass the geographic reach of cable, in order to be able to offer very high-speed broadband services to the greatest number of people. FFTH is a source of value creation for the Group, through the recovery of market share, customer loyalty and the improvement of the average revenue per user (ARPU). This approach also allows Orange to better serve business customers throughout Europe. The number of fiber consumers of the Orange group was 3.3 million at the end of 2016; within a year, it had doubled in Spain, increased five-fold in Poland and by 1.5 times in France. The number of connectible homes reached 6.9 million in France at the end of 2016 and 9.6 million in Spain, a country where the Group has become the second fixed broadband operator and is targeting 14 million connectable homes by the end of 2019. This extension will also help strengthen the fixed-mobile convergence strategy in Spain, where it represented 84% of the very high-speed fixed broadband customer base at the end of 2016. In Poland, Orange Polska continued the deployment of its FTTH network with over 1.5 million households connectable at the end of 2016, with the objective of connecting 3.4 million homes by 2018. In Belgium, Orange launched its first convergent and very high-speed broadband cable television offers in 2016. At the end of 2016, Orange had thus established itself as the leader in convergence in Europe with 9.2 million retail convergent subscribers.

Development of very high-speed mobile broadband

The Group aims to develop very high-speed mobile broadband in all of the geographic areas where it operates. In Europe, the number of 4G customers of Orange reached 28 million at the end of 2016, or a growth of 58% over one year (this growth is based on the extension of broadband coverage, with the goal of covering more than 95% of Europe with 4G by 2018, both when traveling and within buildings, by relying on the quality of the spectrum portfolio). In Africa and in the Middle-East, Orange’s total mobile customer base reached 121 million customers at the end of 2016. The Group continues to invest significantly in territorial coverage, with a particular emphasis on the continued deployment of broadband networks: today, 10 countries of the region have access to the 4G network. In 2016, Orange also obtained new 4G spectrum in Senegal, Tunisia and Egypt.

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Continuation of network modernization

In anticipation of the future needs of its customers, the Group is upgrading its networks to make them more agile and automatically adaptable. Orange is thus continuing to drive the transition of its networks towards all-IP, the Cloud and the virtualization of networking functions, with the goal of being able to make them programmable in real time and dynamically, based on the evolution of traffic and needs. The Group is also preparing for the introduction of 5G, adapted to the new uses of mobile Internet and the Internet of Things. These changes will also allow the Group to reduce the cost structure of its networks, as well as their CO2 emissions. For more information, see Section 3.2.1 Network.

An enriched content experience

The quality of the Group’s networks, particularly in very high-speed broadband, allows it to support the development of uses and respond to customer demands by offering a multi-screen experience. The development of uses is also based on access to quality content. In this area, the Group’s content strategy consists in strengthening its role as a distributor by focusing on content aggregation: choosing, highlighting, packaging and offering attractive content meeting customer expectations in a simple and fluid manner. For example, OCS is now directly distributed via the Internet as Over-The-Top content (OTT) and Orange has launched a new fiber range which includes the best family TV channels, offered by CANAL+. For more information, see Section 3.1.9.2 Shared Services - Content.

Orange’s new Livebox, previewed on March 16, 2016 at the Hello Show and officially launched on May 19 in France, meets the expectations expressed by customers and their changing uses, by the strong connectivity offered on all their screens and in all rooms in the house.

As part of the Essentials2020 plan, Orange’s objective is to achieve a three-fold increase (in comparison with 2014) in the average data speeds of its customers on its fixed and mobile networks by 2018.

2. Reinventing the customer relationship

The relationship with the customer is a key success factor, thanks to the direct link with the end-customer, especially when facing competition from OTT platforms. The Group aims therefore to have an impeccable relationship with its customers, thanks in particular to:

- the power of the Orange brand;

- the simplification of customer journey by limiting the number of steps and intermediaries;

- the improvement of the customer experience.

Brand identity

Orange has a strong brand and decided, as part of the Essentials2020 strategic plan, to transform its visual identity to better reflect its desire to be more attentive to its customers. Three new countries adopted the Orange brand in 2016: Egypt, Belgium and Morocco. For more information, see section 3.4.2 The Orange brand.

Unified customer journey

With the rise of the Internet and of smartphones, the mobile phone has become the entry point for sales and services, leading the Group to optimize the interconnection of its physical sales areas and reconsider their role. Customers want more autonomy, speed and availability at all times via their smartphone which then becomes the entry point to the customer space Orange et Moi where customers can manage, from their smartphone, their Internet and mobile contracts, easily contact Orange and solve a malfunction. At the end of 2016, this application had almost 13 million active users. It is available in all countries where the Group operates. Furthermore, in April 2016, Orange announced the acquisition of a stake in Africa Internet Group which operates a total ten e-commerce platforms in 23 African countries used by over 50,000 local and international companies.

Physical stores can then concentrate on more sophisticated tasks such as advising customers on more complex operations. The previous logic of proximity, valid for physical stores, gives way to a logic of excellence of service, provided in larger and more welcoming stores that are organized by theme: home, family, work, well-being, entertainment. The Smart Stores are thus part of a single digital-physical journey. At the end of 2016, Orange had 157 Smart Stores, of which 144 were located in Europe including the Opéra megastore in Paris.

The improvement of the customer experience

New customer relations management tools allow services to be better targeted based on customer uses. The purpose of these tools is to reconstruct the history of a customer’s relationship with Orange, regardless of their contact points, in order to better know the customer and propose customized solutions that correspond to his or her needs and expectations.

To meet the need for a simpler customer experience and our customers’ needs for autonomy and responsiveness, Orange’s objective is to achieve 50% of its customer interactions via the digital channel in Europe by 2018.

3. Building a company model that is both digital and caring

Orange wants to be a company to which all its employees, men and women, are proud to belong. In order to measure employee satisfaction, and deliver business performance, Orange has introduced an employee satisfaction plan with a bi-annual survey in France and annually outside of France.

A recognized policy of developing human resources

Orange’s ambition to build a people-oriented and digital employer model has already materialized, thanks to the Top Employer certification it received in 29 countries from the Top Employers Institute. This certification awards actions implemented in each of these countries in the areas of professional growth, training and skills development. In 2016, the Group obtained the world certification Top Employer Global 2016 for the first time.

Development of collective agility and support to employees with the digital transformation

The use of digital tools by Orange employees will help develop skills and cross-fertilization between business activities, encourage engagement within the Group and contribute to the quality of the work environment.

In 2016, Orange stated its undertaking to be a “digital and human employer” as a fundamental element of its Essentials2020 strategic plan. In 2016, Orange signed the first agreement on the support of the digital transformation, the aim of which is to support employees so that each and every one them can be part of this approach and find their place within it.

Fostering individual commitment

The granting of more than 5% of Orange’s capital to employees helps encourage their commitment and participation in the company’s life. It is Orange’s ambition to continue to develop this shareholding. Thus, in 2016, 11.2 million shares were subscribed by 45,000 employees as part of the offer reserved for employees, Orange Ambition 2016.

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Orange also launched, in April 2016, an international Cube challenge, the main objective of which was to allow every Group employee to better adopt its strategy and participate in a collective, digital, and unifying initiative, around the Orange culture.

Convinced that a positive customer experience is founded on a quality employee experience, the Group aims to have 90% of its employees recommend Orange as an employer by the end of the Essentials2020 strategic plan.

4. Accompanying the transformation of business customers

The digital transformation opportunities, efficiency and growth, are profoundly transforming the activities, organization, tools (customer and employee relations) and the processes of businesses. In this context, Orange is positioned as a trusted partner to support companies in their digital transformation. To this end, the Group is attentive to the needs and specifics of each of its customers’ industries, business lines and processes, and security constraints, from SMEs to multinationals. The Group will focus on four key areas, in addition to its traditional role as a supplier of connectivity wherever it is present:

- providing digital work solutions to allow employees to become more mobile, more connected and more collaborative. Orange thus intends to become a leader in the integration of mobile solutions into work stations;

- improving business line processes, particularly through applications and connected objects, which provide companies with new possibilities;

- supplying multinationals with private and hybrid Cloud solutions, an area in which Orange wants to be the leader in France. Cloud services are an essential tool to bring agility and flexibility to companies (virtualization, systems integration, business applications, API, building blocks for connected objects, Big Data and analytics);

- security solutions for the protection of all areas of companies’ vital activities, an increasingly important challenge today: infrastructures, a company’s strategic data and interactions with its customers (website, order taking and customer management tools).

2016 saw an expansion in cyber security activities (marked by a 17% growth in revenues in 2016) with the acquisition of Lexsi, as well as Cloud services (+17% growth in revenues in 2016) with the acquisition of Log’in consultants (activity dedicated to integration services in relation to the virtualization of the workstation of the Log’in International group). Furthermore, 2016 was marked by the international launch of the Easy Go Network, a service offering multinationals looking for more intelligent and more flexible networks solutions for the virtualization of network functions. For more information, see Section 3.1.8 Enterprise.

As part of its Essentials2020 plan, Orange’s objective is to increase the share of IT services in the Orange Business Services revenue mix by 10 percentage points by 2020.

5. Diversifying by capitalizing on its assets

Orange focuses on two areas where it can capitalize on its assets and gain legitimacy in its customers’ eyes in order to develop new sources of growth: connected objects and mobile financial services.

Connected objects and mobile financial services have fundamentally transformed customers’ daily life, and Orange believes it can provide a real value-added service to customers in these areas. These services require enhanced connectivity and offer numerous synergies with the Group’s main assets: customer relationships, digital expertise, both physical and digital distribution power, capacity for innovation, brand strength (building confidence and trust with clients), networks and international presence. The Group has set the goal to surpass one billion euros in revenues in these new growth drivers by 2018.

Connected objects

The Group wants to be present across the entire value chain of connected objects:

- the distribution of connected objects;

- the supply of value-added services around those objects, particularly in the health and wellness field or in the connected home field;

- the management of data from these connected objects, in particular using Datavenue, its open intermediation platform.

2016 was marked by two Group initiatives in this area:

- the launch of Datavenue at the international level, in order to complete the Group’s position in the IoT value chain and add value to the data collected via connected objects;

- the continued gradual deployment of the ultra-narrowband network in the Internet of connected objects, using the LoRa (Long Range) technology, already available in 18 urban areas in France. The Group also joined the Board of LoRa Alliance ®, which today has over 300 member companies, to contribute to the global success of the LoRaWAN™ protocol.

Mobile financial services

The growth prospects for mobile financial services are significant, not only in Europe but also in Africa, where the mobile penetration rate is much higher than the percentage of people with bank accounts in most concerned countries, and where customers want to make an increasing number of payments on the go, in a simple and fluid manner using smartphones.

In 2016, Orange continued its development in several areas:

- in financial services with the development of Orange Money in Africa, leader of the digital financial service which, in 2016, witnessed a growth in revenues of 58.5% compared with the previous year. In Africa and in the Middle-East, Orange already has close to 29 million users of money transfer and payment services with a volume of transactions of more than one billion euros per month;

- in contactless mobile payment using NFC technology in Europe and the contactless payment application Orange Cash, launched in Spain and rolled out widely in France, including on iPhone;

- in the mobile banking, which offers significant growth prospects, and where the Group concentrated its efforts. In 2016, Orange acquired a 65% interest in Groupama Banque, a subsidiary of Groupama that was then renamed Orange Bank. The subsidiary

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common to these two groups will launch in France at the beginning of 2017 a 100% mobile banking offer which will be marketed under the double brand Orange and Groupama in their respective physical distribution networks, and directly on smartphones.

Through Orange Bank, Orange and Groupama will offer most banking services such as current account management, payment, savings, credit and insurance. The goal of these two operators is to eventually attract over 2 million customers in France.

A digital, efficient and responsible company

The Group wants to meet its objectives in respect of CSR performance by being an ethical company, respectful of the ecosystem and the environment in which it operates.

Open innovation

To develop its new services, Orange continues to focus on innovation, by complementing its own resources through an Open innovation approach. Orange supports 236 start-ups worldwide through its Open innovation programs and its objective is to increase this figure to 500 by 2020. For more information, see Sections 3.3.2 Open innovation and 3.3.3 Capital investment.

Corporate responsibility

In order to respond to the social and environmental challenges related to the ever-greater number of devices (smartphones, tablets, connected objects), as well as to the multiplication of energy-consuming uses by consumers, Orange has committed to two priorities: a 50% reduction in its CO2 emissions per customer use by 2020 (compared to 2006), and to promote the integration of the circular economy within its organization and its processes. In 2016, CO2 emissions per customer use had been reduced by 48% since 2006.

For the 2016 Shareholders’ Meeting, Orange published for the first time an Integrated Annual Report inviting shareholders as well as the public to read the societal aspects of its strategy. Its objective is to show how Orange, a digital, efficient and responsible company, ensures that its corporate project is a long term one in order to position itself at the service of its customers and create value for society as a whole while using digital technology to achieve faster progress for all.

Operational effectiveness

Orange continues to improve its operational effectiveness through the implementation of its Explore2020 program. Since 2015, Orange has achieved gross savings of 1.7 billion euros, in line with its goal of reaching 3 billion euros of savings between 2015 and 2018.

Ambitions

Orange’s strategy, in terms of its core activities and new business areas, aims to generate new growth while maintaining a healthy financial position. Concerning operations, the Group will track several major indicators to assess the implementation of the Essentials2020 plan presented in March 2015.

The first two global summary indicators reflect the core ambition of Essentials2020 concerning Orange customers’ digital experience:

- a leadership indicator in terms of customer recommendations (the Net Promoter Score or NPS). This global indicator encompasses all of the strategic plan’s drivers. Orange wants to become number 1 in NPS for three out of four customers by 2018;

- an indicator that measures the power of the Orange brand: the Brand Power Index. Orange is aiming for continuous improvement in this indicator across its markets from now until 2018, through the Group’s improvement of the digital experience of customers and its new brand identity.

Beyond this, Orange has one ambition per driver:

- for the first driver on richer connectivity, Orange has set an objective of tripling the average data speeds of its customers on its fixed and mobile networks by 2018 compared to 2014;

- for the second driver on the customer relationship, Orange is aiming for 50% digitization of interactions with its customers by 2018;

- for the third driver on the people-oriented and digital employer model, Orange has chosen an indicator identical to that chosen for its customers, based on recommendation. Orange is aiming for 9 employees out of 10 to recommend Orange as an employer by 2018;

- for the fourth driver on the Enterprise market, Orange has chosen to measure the success of the transformation of its Enterprise business model towards IT services. The Group aims to raise the share of IT and integration services in the Orange Business Services revenue mix by 10 points by 2020;

- for the last driver, the selected indicator will measure the success of diversification into new services, with connected objects and mobile finance services. The objective is for these new services to contribute more than one billion euros to the Group’s revenues in 2018.

Financial objectives

As regards the financial component, see section 4.5 Outlook, and 4.6 Dividend distribution policy.

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2.4  Risk factors

In addition to the information contained in the present Registration Document, investors should carefully consider the risks outlined below before deciding whether to invest. The Company’s view at the date of this Registration Document is that these risks could have a material negative impact on the business, financial position or profits of Orange and/or its subsidiaries. In addition, other risks and uncertainties, as yet unidentified or, as of the date of this Registration Document, not currently considered to be material by Orange, could have similar negative impacts. Investors could lose all or part of their investment if these risks materialize.

The risks described in this chapter concern:

- risks relating to Orange’s business activities (see Section 2.4.1);

- risks of a legal nature (see Section 2.4.2);

- financial risks (see Section 2.4.3).

In each section, risk factors are presented in diminishing order of importance, as determined by the Company at the date of filing the current Registration Document. Orange may change its view of their relative importance at any time, particularly if new external or internal facts come to light.

Several other sections of this Registration Document also discuss risks in some detail:

- for risks related to Orange’s general strategy, see Section 2.3 The Orange group’s strategy;

- for risks relating to regulations and regulatory pressure, see Section 2.2 Regulations and Note 16 Litigation to the consolidated financial statements (Section 4.1);

- for risks relating to litigation involving the Group, also see Notes 9 Taxes and 16 Litigation to the consolidated financial statements, as well as Section 4.4 Recent events, where applicable;

- for risks relating to the vulnerability of the technical infrastructure and environmental risks, see Section 5.6.2 Environmental information;

- for financial risks, see:

- Notes 7, 8 and 10 to the consolidated financial statements for asset impairments,

- Note 11.8 to the consolidated financial statements for derivatives,

- Note 12 Information on market risks and fair value of financial assets and liabilities to the consolidated financial statements for the management of interest rate risk, currency risk, liquidity risk, covenants, credit risk and counterparty risk, and equity market risk. The policies for managing interest rate, foreign exchange and liquidity risks are set by the Treasury and Financing Committee. See Section 5.2.3.3 Executive Committee and Group governance committees;

- for the insurance plan, see Section 5.4.7 Insurance;

- more generally, risk management policies throughout the Orange group are discussed in the Chairman’s Report on governance and internal control. See Section 5.4 Activity and risk management framework.

2.4.1    Operational risks

Operational risks mainly include risks related to the telecommunications sector, risks related to strategy and the economic environment and risks relating to human resources.

The rapid growth in broadband use (fixed or mobile) and the emergence of new network access technologies allow global players in the Internet sector the opportunity to establish a direct link with telecommunications operators’ customers, thus depriving the latter, including Orange, of a share of their revenues and margins. If this phenomenon intensifies, it could seriously impair the financial position and outlook of the operators.

The increased use of networks for value-added services has led to the emergence of new powerful players, the Over-The-Top providers (OTT). Competition with these players to control customer relations is growing and could erode the operators’ market position. This direct relationship with customers is a source of value for operators and to lose part or all of it to new entrants could affect revenues, margins, the financial position and outlook of telecommunications operators like Orange.

In response, Orange has adopted a strategy aimed at making significant investments to increase the capacity of its transport and aggregation networks and to set itself apart based on the quality of the very high-speed broadband service offered, and supplying more innovative and attractive communication services.

There is, however, no guarantee that this strategy, and particularly the innovative nature of certain investments, will be sufficient to offset the pressure from new entrants. If the profitability of these investments could not be secured, the financial position and outlook of Orange could be affected.

The Group included in its Essentials2020 plan the development of mobile financial services, concretized in 2016 by obtaining approvals for electronic money in Africa and by making an equity investment in Groupama Banque, then in the first half of 2017 through the launch of Orange Bank. These activities are likely to generate specific new risks or increase the impact of current risks.

The development of activities in the field of mobile financial services exposes the Group to new risks, inherent to this sector, such as money laundering, terrorist financing and non-compliance with economic sanction programs. In addition, the risks of fraud, cyber-attack, loss, unauthorized disclosure or communication of customer data and interruption to services (see below) could be particularly acute in the field of banking services.

Furthermore, entities of the Group having the status of a regulated financial institution could face a risk of non-compliance with banking regulations.

Lastly, the strengthened internal control system, required for activities within the field of financial services, which is currently put in place, may prove to be insufficient.

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These risks are even higher since the Group’s regulated financial institutions should experience an important transformation in the growth of their offers and activities, and an expansion of their customer base, in the coming years.

If these risks materialize, they could have a material impact on the Group’s financial position, completion of its strategy and image.

Orange may face risks linked to customer data, notably for their disclosure to third parties or inappropriate modification. Its liability may also be triggered or its reputation damaged by its Internet access and hosting provider activities.

Orange’s activities may trigger the loss, disclosure, unauthorized communication to third parties or inappropriate modification of the data of its customers or the general public, particularly their banking details, which are stored on its infrastructure or carried by its networks.

These losses could arise (i) from the implementation of new services or new applications, for example those relating to billing and customer relationship management, (ii) from the development of new activities in the field of connected objects, (iii) from malicious acts (such as cyber attacks) particularly aimed at personal data, or (iv) possible negligence within Orange or the Group’s outsourcing partners.

Liability proceedings against Orange are possible in a lot of countries through legislation that has reinforced operators’ obligations, and is becoming more stringent.

Moreover, Orange may in some countries be obliged to disclose personal data to third parties under legislation that would fail to offer the same protection as France, which could damage the Company’s reputation and brand.

If they materialize, these risks could have a considerable impact on the Group’s reputation and a high impact on its liability, including criminal liability, and hence have an adverse impact on the Group’s future results.

Much of Orange’s revenues is earned in mature markets where intense competition among operators to offer attractive prices and convergent offers could erode its profitability or market share.

The main markets in which Orange operates are mature or even saturated. In these conditions, Orange faces extremely tough competition, mainly on prices but also on the capacity to deliver convergent offers (fixed, mobile and very high-speed broadband), particularly with the recent emergence of cable operators such as SFR-Numericable in France.

In response, Orange has chosen to make significant investments in terms of innovation and continues to implement a transformation and fixed cost reduction policy. It has also decided to adjust its asset portfolio through acquisitions (such as those completed in 2016 in four African countries) or disposals. Orange has also committed to developing new activities such as mobile financial services and connected objects. Lastly, Orange actively participated in the attempt in early 2016 to consolidate the market in France.

Faced with this competition, if Orange is unable to successfully implement its strategy, it could suffer a loss of market share and/or shrinking margins. This situation could also occur in the event of a consolidation not involving the Group in a market where it operates.

For more information on competition, see Chapter 3 Overview of the Group’s business.

Orange is exposed to the risk of an interruption of its networks and services following cyber-attacks, sabotage, outages or human errors affecting critical hardware or software, malfunctioning of network equipment, failure of a key supplier or network saturation.

Damage or interruptions to the service provided to customers may occur following cyber attacks (on networks and IT systems), outages (hardware or software), human errors or sabotage of critical hardware or software, failure of a critical supplier, or unsufficient network capacity to meet the growing usage needs, or during the implementation of new applications or software.

Among these risks of interruption, telecommunications operators are especially exposed to malicious actions and cyber attacks because of the vital nature of telecommunications in the functioning of the economy. Despite the steps taken by Orange to protect its network, the growing frequency of such attacks increases the risk of an interruption to its services.

As a result of the rationalization of the network based on the implementation of all-IP technologies, the increase in the size of the service platforms and the relocation of equipment into fewer buildings, such service interruptions may in the future affect a greater number of customers and more than one country simultaneously.

Although difficult to quantify, the impact of such events could seriously damage the Group’s reputation, trigger its liability and result in a reduction of traffic and hence revenues, affecting its profits and outlook. If they were to occur on a nationwide or multinational scale, they might also create a crisis potentially affecting the security of the countries concerned.

The technical infrastructure belonging to telecommunications operators is vulnerable to damage or interruptions caused by natural disasters, fires, wars, acts of terrorism, intentional damage, malicious acts, or other similar events.

A natural disaster or other unforeseen incidents affecting Orange’s installations could cause significant damage generating high repair costs. In most cases, Orange has no insurance for damage to its lines and must assume the full cost of the repairs itself. Furthermore, the damage caused by such major disasters may have more long-term consequences resulting in significant expense for Orange and which would harm its image, results and outlook. In addition, weather phenomena associated with climate change may grow in frequency and increase the severity of disasters and of the damage caused.

The scope of Orange activities and the interconnection of the networks mean that the Group is exposed to the risk of numerous frauds, which could reduce revenues and margins and damage its image.

As all operators, Orange is subject to various fraud issues which can affect the Company or its customers. Moreover, with technologies and networks becoming increasingly complex and the acceleration of implementation of new services or new applications relating notably to billing and customer relationship management, new types of fraud which are more difficult to detect or combat could also develop. In all these cases, Orange’s revenues, margins, quality of service and reputation could be affected.

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The Group could have a skills shortage in its activities due to numerous employee retirements or changing needs in the coming years.

The high number of employee retirements or early retirements that will occur by 2020 due to Orange’s demography in France, as well as the need for new skills in the Group’s growth areas, could affect Orange’s ability to renew its skills base, which could affect the Group’s ability to carry out its projects and development strategy. In these circumstances, Orange’s results and outlook could be affected.

In the context of consolidation in the European telecommunications sector, Orange is likely to make significant acquisitions that could lead to integration risks.

After the acquisition of Jazztel in 2015, the Group participated in negotiations aimed at consolidating the market in France, which did not come to fruition. Nevertheless, if Orange should make other significant acquisitions as the sector continues to consolidate, it could face a risk of integrating newly acquired entities or businesses, which could have a material impact on its margins and profits.

Orange is relying on sources of growth in the countries where the Group has invested. Investments already made may fail to bring the expected returns and may generate unexpected commitments, and the Group could be faced with increased country risk, including from corruption. The Group’s results, outlook and image could be impacted.

The Group’s growth partly depends on its activities in geographical areas undergoing rapid economic development. Orange has thus invested in telecommunications companies located in the Middle East and in Africa. Political instability or changes in the economic, legal or social landscape in these geographical areas may call into question the outlook on profitability expected when these investments were made. International economic sanctions imposed on these countries could also have an impact on the value of these investments.

In addition, these geographical areas can pose difficulties or specific risks related to internal controls or non-compliance with applicable laws and regulations, such as anti-corruption rules. Despite the Group’s drive to strengthen its anti-corruption policy, corruption cases could occur, which could have an adverse impact, particularly on the Group’s image.

Other geographical areas where the Group operates, including central and eastern European countries, are also exposed to risks of geopolitical instability and non-compliance with applicable laws and regulations, which could threaten the outlook on profitability held when these investments were made.

If the expected growth in revenues from these various geographical areas is not achieved or if Orange is not able to render them profitable, the Group’s financial position and results could be affected.

Telecommunications operators such as Orange may be affected by possible adverse health effects from exposure to electromagnetic fields from telecommunications equipment.

Following concerns raised in many countries regarding the possible health risks linked to exposure to electromagnetic fields from telecommunications equipment, public authorities have in general approved binding regulations and health authorities have issued various usage precautions.

The perception of a risk by the public could lead to a decrease in the number of customers and in their usage, lower consumption per customer, an increase in lawsuits, particularly against the presence of mobile antennas, and a hardening of regulations, with, as a consequence, a reduction in coverage areas, deterioration of service quality and an increase in network roll-out costs.

Although a consensus exists among health experts and health authorities including the World Health Organization (WHO) that thus far found no health risks from exposure to electromagnetic fields below the limits recommended by the specialist international commission (ICNIRP) have been established, Orange cannot predict the conclusions of future scientific research or studies by international organizations and scientific committees called upon to examine these issues. If an adverse health effect should one day be scientifically established, this would have a material impact on Orange’s business, its brand and the income and financial position of the Group.

For further information, see Section 5.6.3.7 Health and safety of customers.

The Group markets its products and services mainly under the Orange brand. The strategy of diversification into new businesses and geographic expansion to new territories is conducted under a single brand policy which is a major asset of the Group today.

To this end, Orange has chosen growth drivers which are not necessarily in its core business, such as digital banking, or even using its business as a telecommunications operator in emerging countries where the political-financial context may be volatile. In this context, the Group pays close attention to preserving the value of the brand despite the operating risks which could adversely affect the Company’s image, in particular in the mature mobile telephony sector.

If a severe financial crisis were to take place in the future, its impact on the business could depress consumption and materially affect Orange’s results.

If a financial or economic crisis struck global markets, the macroeconomic situation could deteriorate, depressing household spending and business activity, which could materially affect Orange’s revenues and results.

For further information on the impact of the economic situation on the Orange group, see also financial risks in Section 2.4.3 below.

Orange faces various internal and external human risk factors which could have a material impact on the Group’s image, operations, and results.

Orange’s promise to be a people-oriented and digital employer, inscribed in the Essentials2020 strategic plan, could be affected by various human factors related to psycho-social risks, to personal safety, or to tensions in certain countries or areas. If they materialize, these risks could slow the roll-out of the Group’s strategy and have a material impact on the Group’s image, operations and results.

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2.4.2    Legal risks

Orange operates in highly regulated markets, where its flexibility to manage its business is limited. Orange’s business activities and results could be materially affected by legislative, regulatory or government policy changes.

In most countries in which it operates, Orange must comply with various regulatory obligations governing the provision of its products and services, primarily relating to obtaining and renewing telecommunication licenses, as well as to oversight by authorities seeking to maintain effective competition in the electronic communications markets. Furthermore, Orange faces regulatory constraints in some countries as a result of its historically dominant position in the fixed telecommunications market.

Orange’s business activities and operating income may be materially adversely affected by legislative, regulatory or government policy changes, and in particular by decisions taken by regulatory or competition authorities in connection with:

- amendment or renewal on unfavorable conditions, or even withdrawal, of fixed-line or mobile operator licenses;

- conditions governing network access (primarily those in connection with roaming or infrastructure sharing);

- service rates;

- the introduction of new taxes or increases to existing taxes for telecommunications companies;

- consumerism legislation;

- merger policy;

- regulations affecting operators of competing sectors, such as cable;

- regulations governing data security;

- regulation of banking and financial activities and any similar regulations requiring compliance such as laws and rules on economic sanctions.

Such decisions could materially affect the Group’s revenues and results.

For further information on risks related to regulations, see Section 2.2 Regulations.

Orange is continually involved in legal proceedings and disputes with regulatory authorities, competitors, government agencies or other parties. The outcome of such proceedings is generally uncertain and could have a material impact on its results or financial position.

Orange believes that, on a general basis and in all countries in which it is present, it complies with all the specific regulations in force, as well the conditions governing its operator licenses. However, the Company is not able to predict the decisions of oversight and legal authorities who are regularly asked to rule on such issues. Should Orange be ordered by the relevant authorities in a country in which it operates, to pay damages or a fine or suspend certain of its activities, due to non-compliance with an applicable regulation, the Group’s financial position and results could be adversely affected.

In addition, Orange - particularly in France and Poland - is frequently involved in legal proceedings with its competitors and with the regulatory authorities due to its dominant position in certain markets and the complaints filed against Orange may be very substantial. In the past, fines of several tens of millions of euros and even several hundreds of millions of euros were imposed on the Group for concerted practices or for abuse of a dominant position, such as the 350 million euro fine imposed on December 17, 2015, by the French Competition Authority for illicitly stifling competition in the “enterprise” market since the 2000s. Finally, the Group may be the object of substantial commercial lawsuits with potentially very significant penalties. The outcome of lawsuits is inherently unpredictable.

In the case of proceedings involving European Competition Authorities, the maximum fine provided for by law is 10% of the consolidated revenues of the company at fault (or the group to which it belongs, as the case may be).

The main proceedings involving Orange are detailed in Notes 9 Taxes and 16 Litigation to the consolidated financial statements. Developments in or the results of some or all of the ongoing proceedings could have a material adverse impact on Orange’s results or financial position.

The profitability of certain investments and Orange’s strategy in certain countries could be affected by disagreements with its partners in companies that it does not control.

Orange operates some of its businesses through companies that it does not control. Articles of incorporation or agreements which govern some of these activities require that some major decisions, such as the approval of business plans or the timing and amount of dividends, need approval from the different partners. Should Orange and its partners disagree regarding these decisions, the profitability of these investments, their contribution to Orange’s results and the strategy pursued by Orange in the countries in which these companies are located, could be adversely affected.

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2.4.3    Financial risks

Liquidity risk

Orange’s results and outlook could be affected if the terms of access to capital markets become difficult.

The tightening of prudential rules for the financial sector resulting from the “Basel III” and “Solvency II” regulations which seek to strengthen the capital held by banks and insurance companies, respectively, will constrain companies from increasing the share of their financing from the bond markets. Incidentally, the Quantitative Easing policy of the European Central Bank (ECB) increased the liquidity of these markets.

Orange finances itself mainly through the bond markets. A cessation of the unconventional policy of the ECB or an unfavorable development in the macroeconomic situation could restrict or make significantly more expensive Orange’s access to its usual sources of financing through an increase in the margins applied to its borrowings.

Any inability to access the financial markets and/or obtain financing on reasonable terms could have a material adverse effect on Orange. The Group could, in particular, be required to allocate a significant portion of its available cash to service or pay off debt, to the detriment of investment or compensation for shareholders. In all cases, Orange’s results, cash flows and, more generally, financial position and flexibility may be adversely affected.

See Note 12.3 Liquidity risk management to the consolidated financial statements, which sets out, in particular, different financing sources available to Orange, the maturity of its debt and changes to its credit rating, as well as Note 12.4 Management of covenants, which contains information on the limited commitments of the Orange group in relation to financial ratios and in the event of default or material adverse change.

Interest rate risk

Orange’s business activities could be affected by interest rate fluctuations.

In the normal course of its business, Orange obtains most of its funding from capital markets (particularly the bond market) and a small part from bank loans.

Since most of its current debt is at a fixed rate, Orange has limited exposure to increases in market interest rates. Of course the Group is still exposed to interest rate increases for future financing.

To limit exposure to interest rate fluctuations, Orange from time to time makes use of financial instruments (derivatives) but cannot guarantee that these transactions will completely limit its exposure or that suitable financial instruments will be available at reasonable prices. In the event that Orange cannot use financial instruments or if its financial instrument strategy proves ineffective, cash flows and earnings may be adversely affected.

In addition, the costs of hedging against interest rate fluctuations could, generally, increase in line with market liquidity, banks’ positions, and, more broadly, the macroeconomic situation (or how it is perceived by investors).

The management of interest rate risk and an analysis of the sensitivity of the Group’s position to changes in interest rates are set out in Note 12.1 Interest rate risk management to the consolidated financial statements.

Credit-rating risks

If Orange’s credit rating by the agencies is downgraded or placed under surveillance, or its outlook is revised by rating agencies, its borrowing costs could increase and in certain circumstances the Company’s access to the capital it needs could be limited.

Orange’s credit rating is partly based on factors over which it has no control, namely conditions affecting the telecommunications industry in general or conditions affecting certain countries or regions in which it operates, and can be changed at any time by the rating agencies.

The Group’s financial rating and its outlook were downgraded in 2012, 2013 and 2014. This rating may be revised again at any time in light of evolving economic circumstances, or following a downturn in the Company’s results or performance or simply due to a change in rating agencies’ perceptions of these factors, which would have a material adverse effect on its results and financial position.

Risk of asset impairment

Orange has booked substantial amounts of goodwill following its acquisitions. Under accounting standards, impairment losses have in the past and may again in the future be recorded against goodwill and other assets in Orange’s accounts, including those of Orange SA, which could reduce its ability to pay dividends. Orange’s results and financial position could also be affected by a downturn in equity markets in the event that it carries out an equity transaction involving some of its subsidiaries.

At December 31, 2016, the gross value of goodwill recognized by Orange following completed acquisitions and disposals was 32.7 billion euros, not including the goodwill of associates and joint ventures.

The value in use of the businesses, which comprise most of the recoverable amounts and which support the book values of long-term assets including goodwill (and investment securities in the statutory financial statements) is sensitive to the valuation methods and the assumptions used in the models. It is also sensitive to any change in the business environment that is different to the assumptions used. Orange recognizes assets as impaired if events or circumstances occur that involve material adverse changes of a permanent nature affecting the economic environment or the assumptions and targets used at the time of the acquisition.

Over the past five years, Orange recognized significant impairment losses in respect of its interests in Poland, Egypt, Romania and Belgium, in particular. At December 31, 2016, the cumulative amount of goodwill impairment was 5.5 billion euros, not including the goodwill impairment of associates and joint ventures.

New events or adverse circumstances could conduct Orange to review the present value of its assets and to recognize further substantial impairment that could have an adverse effect on its results.

In addition, in the case of disposals or listings on a stock exchange, the value of certain subsidiaries could be affected by changes in the stock and debt markets.

For further information on goodwill and recoverable amounts (particularly key assumptions and sensitivity), see Note 7 Goodwill to the consolidated financial statements and Section 4.3.2.2 From Group adjusted EBITDA to operating income.

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Credit risk and/or counterparty risk on financial transactions

The insolvency or deterioration in the financial position of a bank or other institution with which Orange has a financial agreement may have a material adverse effect on the Company and its financial position.

In the normal course of its business, Orange uses derivatives to manage exchange rate and interest rate risks, with financial institutions as counterparties. cash collateral is lodged with all bank counterparties with which the derivatives are contracted. Nevertheless, a residual credit risk may remain if one or more of these counterparties default on their commitments.

Moreover, Orange may in future have difficulties using its 6 billion euro undrawn syndicated credit facility, whose main maturity date is 2021, if several of the banks with which the Company has agreements were to face liquidity problems or could no longer meet their obligations.

Finally, its cash management investments expose Orange to counterparty risk if the financial institutions where it has invested should go bankrupt. See Note 12.5 Credit risk and counterparty risk management to the consolidated financial statements.

The international banking system is such that financial institutions are interdependent. As a result, the collapse of a single institution (or even rumors regarding the financial position of one of them) may increase the risk for the other institutions, which would increase exposure to counterparty risk for Orange. Orange’s positioning in regulated activities in the banking sector focuses this risk on certain Group entities.

For customer-related credit and counterparty risk, see Note 12.5 and Note 4.3 Trade receivables to the consolidated financial statements.

Foreign exchange risk

Orange’s results and cash position are exposed to exchange rate fluctuations.

In general, currency markets remained highly volatile during 2016 and at the start of 2017, increasing uncertainty over exchange rate fluctuations.

The main currencies in which Orange is exposed to a major foreign exchange risk are the Polish zloty, the Egyptian pound, the US dollar and the British pound sterling. Intra-period variations in the average exchange rate of a particular currency could significantly affect the revenues and expenses denominated in that currency, which would significantly affect Orange’s results, as happened, for example, with the near 50% devaluation of the Egyptian pound in November 2016. In addition to the main currencies, Orange operates in other monetary zones, including certain emerging countries (African countries). A fall in the currencies of these countries would have an adverse effect on the Group’s consolidated revenues and results. Based on 2016 data, the theoretical impact of a 10% rise against the euro in the main currencies in which the Group’s subsidiaries operate would have cut consolidated revenues by 867 million euros (-2%) and reported EBITDA by 195 million euros (-2%).

Finally, as a result of focusing its development strategy on emerging countries, the share of Group business exposed to foreign exchange risk could rise in the future.

When preparing the Group’s consolidated financial statements, the assets and liabilities of foreign subsidiaries are translated into euros at the fiscal year closing rate. This translation could have a negative impact on the consolidated balance sheet, assets and liabilities and equity, for potentially significant amounts, as well as on net income in the event of disposal of these subsidiaries.

Orange manages the foreign exchange risk on commercial transactions (stemming from operations) and financial transactions (stemming from financial debt) in the manner set out in Note 12.2 to the consolidated financial statements.

Notably, Orange makes use of derivatives to hedge its exposure to foreign exchange risk but cannot guarantee that suitable hedging instruments will be available at reasonable prices.

To the extent that Orange has not used hedging instruments to hedge part of this risk, its cash flows and results could be affected.

See Notes 11.8 Derivative (excluding Orange Bank) to the consolidated financial statements.

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3  Overview of the Group’s business

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This chapter contains forward-looking statements about Orange, particularly in Section 3.1 Overview of Business. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are detailed in Section 2.4 Risk factors. Please also consult the information under the heading Forward-looking statements at the start of this document.

3.1  Overview of business

The Group’s business is presented in the Registration Document under the following operating segments: France, Spain, Poland, Belgium & Luxembourg, Central European countries, Africa & Middle-East, Enterprise, International Carriers & Shared Services, Orange Bank. Unless otherwise indicated, the market shares indicated in this chapter correspond to market shares in terms of volume.

3.1.1    France

3.1.1.1   The Telecom Services Market

Key macroeconomic indicators

	2016	2015	2014
Population (in millions)	66.7	66.4	66.1
Households (in millions)	29.1	28.9	28.7
GDP growth (in %)	+1.1%	+1.2%	+0.6%
GDP per capita (in PPP dollars)	42,384	41,475	40,703

Source: IMF October 2016 - INSEE.

In 2016, the French economy grew positively by 1.1% and comparably to 2015.

Revenues from telecom services (in billions of euros)

Source: Arcep (year-on-year cumulative to Q3 of each year).

Number of customers (in millions)

Source: Arcep (Survey of Q3 of each year).

Telecommunications operators’ revenues totaled 32.2 billion euros over 12 months, at the end of the third quarter of 2016, down by 1.6% in one year (source: Arcep, Q3 2016). While fixed-line telephony revenues continued their downward trend as a result of the steady decline in line numbers, fixed broadband revenues continued their growth due to the increasing number of accesses. The decline in revenues from mobile services, which was interrupted in 2015, resumed in 2016 due to the pressure from competition.

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Fixed telephony market

Telephone contracts (39.0 million at September 30, 2016) continued on a downward trend (0.3% year-on-year at Q3 2016). In fact, the higher number of broadband telephone contracts (27.2 million in the third quarter of 2016, up by 1.1 million year-on-year) did not offset the declining number of PSTN contracts -1.2 million year-on-year). Fixed lines in voice over IP only (21.0 million at the end of September 2016, or +0.4 million year-on-year) have held the lion’s share and have been expanding consistently. In addition, the number of fully unbundled lines, which stood at 11.6 million lines at the end of September 2016, was decreasing (Source: Arcep, Q3 2016).

The number of high-speed and very high-speed broadband Internet accesses was 27.5 million at September 30, 2016, up by 3.3%. The growth in the overall number of Internet accesses was entirely driven by the increased number of very high-speed broadband accesses, which accounted for 5 million accesses (Source: Arcep, Q3 2016).

The growth in revenues from fixed services (telephone and Internet), which totaled 16.9 billion euros over 12 months at Q3 2016 was driven by the increase in broadband and very high-speed broadband, which accounted for 65.1% of the overall revenues from fixed services (source: Arcep, Q3 2016).

So-called convergence offers (bundled fixed-line and mobile telephony, Internet access and TV) continue to grow. The increased use of the Internet was driven by the growth of social networks, TV, as well as music and video downloads.

Mobile telephony market

The total number of SIM cards reached 83.4 million at September 30, 2016. The 1.6 million rise in cards year-on-year at Q3 2016 remained driven by contracts. Conversely, the number of prepaid cards continued to fall with a decrease of 1.5 million (Source: Arcep, Q3 2016). Excluding Machine to Machine (M2M) cards, the number of SIM cards reached about 72.5 million, or a penetration rate of 109% of the population.

The market of dedicated connected object SIM cards continued to grow and the number of M2M cards reached 10.9 million at September 30, 2016. However, their increase was impacted by the withdrawal of about 1.5 million SIM cards by one operator in 2016. M2M SIM cards are used to connect remotely to devices (vehicle fleet tracking, remote reading of meters, sensors, alarms, remote interventions).

Outgoing traffic from mobiles reached 39.3 billion minutes at Q3 2016, an increase of 5.6% compared with Q3 2015. Changes in consumption trends continued to boost data services, the traffic of which grew by 86% at Q3 2016. Mobile services generated 14.1 billion euros in revenue over 12 months at Q3 2016, down by about 169 million year-on-year (Source: Arcep, Q3 2016).

The number of SMS and MMS sent (52.7 billion) during the third quarter of 2016 continued to rise, but at a slower rate (3.9% year-on-year). The number of MMS sent continued to grow annually at a fast rate (20% at Q3 2016).

3.1.1.2   The competitive environment

Fixed-line telephony and Internet

Broadband Internet market share

Source: Orange estimates (Q3).

Orange is the leader of the French broadband market, ahead of its competitors Free, SFR/NC and Bouygues Telecom. At end-September 2016, Orange had a broadband market share of 40.3%, up by 0.4 points compared with 2015. Orange is also the market leader in convergence offers, with over 6 million customers subscribed to its Open multi-line and Sosh offers at the end of 2016.

Very high-speed broadband

In very high-speed broadband, Orange is the leader in the rollout of Fiber To The Home (FTTH) networks, with approximately 1.5 million customers at end-2016, or a market share estimated at 67.8% at end-September 2016.

Mobile telephony

Mobile market share

Source: Orange estimates (data as of end-September).

Orange is the leading player in the French mobile market, ahead of competitors SFR/NC, Bouygues Telecom, Free Mobile and all MVNOs. At end-September 2016, Orange had market share of 35.4% according to its own estimates, up 0.9 point year-on-year.

2016 was marked by the continued rollout of the 4G very high-speed mobile broadband and the growth in the number of 4G subscribers, which reached 11.3 million at end-December 2016 (up by 3.3 million year-on-year).

The prepaid market continued to fall sharply. The number of prepaid cards (11.6 million at September 30, 2016) continued to fall, by 1.5 million, on an annual basis, as did the number of active prepaid cards (Source: Arcep, Q3 2016).

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3.1.1.3   Orange France’s activities

Fixed-line telephony and Internet activities

Key indicators

	2016	2015	2014
Revenues (in billions of euros)	11.0	10.9	11.0
Retail fixed services	6.4	6.4	6.6
Wholesale Services	4.0	3.9	3.9
Other Services	0.6	0.6	0.5
Number of telephone lines (in millions)	30.0	30.2	30.3
o/w retail lines	16.0	16.3	16.6
o/w wholesale lines	14.0	14.0	13.8
Number of Internet customers (in millions)	11.2	10.8	10.4
o/w narrowband	0.0	0.1	0.1
o/w broadband	11.2	10.7	10.3
Voice over IP subscribers	10.2	9.6	9.1
ADSL or satellite TV subscribers	6.6	6.4	6.1
ARPU (in euros per month)
Broadband Internet	33.3	33.0	33.3

Source: Orange.

Traditional fixed-line telephony services

Further to the rapid growth in full unbundling, Wholesale Line Rental, and wholesale naked ADSL access to third-party Internet service providers, traditional telephony service business is on the decline. The downward trend has nevertheless slowed down thanks to a marketing policy aimed at mainstreaming offers while offering more exhaustive services.

Online, Internet access and Multimedia services

At end-December 2016, Orange had a total of 11.2 million broadband Internet customers, an increase of 3.9% year-on-year. The growth of convergent offers continued in 2016, with the number of Open customers (fixed and mobile) reaching 7.8 million at end-2016 (+11.2% compared with December 2015). IP telephony had 10.2 million customers at end-December 2016 and continued to grow in 2016 (+5.7%). Television by ADSL and satellite grew by 2.9%, with 6.6 million customers at end-December 2016.

The broadband customer base increased by 3.9%, with a share of approximately 50% of new broadband and very high-speed broadband subscriptions over the year, thanks to the commercial success of fiber and convergence offers. The broadband ARPU improved by 0.9%, thanks to the greater share of fiber services within the customer base.

In May 2016, Orange launched a new Livebox improving the line and Wi-Fi speed, particularly with Orange’s fiber. This new box provides new features such as the creation of storage spaces on a local hard drive, access to files stored on Orange’s Cloud via an application, or mainstreaming of the installation process. In addition to its new Livebox, Orange launched a new TV decoder in May 2016 that makes it possible to improve customer experience, notably thanks to a wireless connection with the Livebox and the Ultra High Definition 4K technology quadrupling the picture resolution compared with High Definition, as well as a 3D sound with Dolby Atmos technology.

Internet portals and advertising management business

The Group’s main Internet portal, Orange.fr, has multi-screen availability - web, mobile and tablet - and is amongst the five leading websites in France, with close to 25 million Internet users each month. As the leading French fixed Internet website, this portal ranks 5th after Google, Facebook, YouTube and Microsoft, with 19.5 million unique visitors each month. With 5.7 million unique visitors each day, orange.fr ranks 3rd in terms of daily web traffic, behind Google and Facebook. On mobile screens, orange.fr attracts 12.2 million mobile users as well as 5.2 million tablet users each month (source: Panel Médiamétrie/Netratings Audience, fixed Internet traffic, November 2016 - Global Internet, mobile and tablet, September 2016).

Content-related activities

See the Content subsection of Section 3.1.8.2 Shared Services.

Carrier services

Carrier services include interconnection services for competing operators and unbundling and wholesale market services (ADSL and fiber), regulated by Arcep. Carrier services as a whole are growing, in particular data collection and transfer services for carriers and access services to FTTH lines rolled out by Orange.

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Mobile telephony activities

Key indicators

	2016	2015	2014
Revenues (in billions of euros)	8.0	8.2	8.3
Total number of customers (in millions)	30.0	28.4	27.1
o/w contracts	26.5	24.1	22.0
o/w prepaid offers	3.5	4.3	5.1
Number of MVNO customers	0.7	0.8	1.1
Total ARPU (in euros per month)	22.2	22.5	22.8
Contract ARPU	25.3	26.5	28.0
Prepaid ARPU	5.7	5.5	5.5
Total AUPU (in minutes per month)	270	254	241
Churn rate (in %)	22.4%	22.5%	24.8%

Source: Orange.

At the end of 2016, the total number of Orange mobile customers was 30 million, up by 5.7%. This was due to the significant growth in contracts (including M2M), while prepaid offers continue to decline. Orange increased its subscriber base to 26.5 million contracts at end-December 2016 (up by 9.7% compared with 2015), thanks to its segmentation strategy for the Retail and Enterprise markets and the development of M2M offers.

Orange is present in all market segments, including the entry-level market, offering contracts under the Sosh brand, available only on the Internet, with no commitment and no handset. Sosh had a total of 3.3 million customers at end-December 2016.

The number of Orange 4G customers was approximately 11.3 million at December 31, 2016, a year-on-year increase of 3.3 million customers. Since 2015, Orange only markets 4G offers, including so-called entry-level packages (Sosh Mini, Zen). Orange’s key offerings have grown but remain divided into four main ranges:

- Mini offers are for customers who need only a small amount of Internet connectivity, but wish to use additional services (Orange Cloud and TV), as well as benefit from round-the-clock support including a loan telephone in the event of a fault, breakage or theft;

- the Zen offer allows for increased Internet connectivity and communications;

- Play offers are suitable for more intense Internet usage and international connectivity and allow for low-price smartphones upgrades;

- Jet offers are for customers wanting the best smartphones and very intense Internet usage in France and abroad.

Orange pressed ahead with its family-based strategy through its flagship Open offer and the development of multi-line contracts. The Open offers are available in the same ranges as traditional mobile offers (Zen, Play and Jet) and include the same level of service. This refurbishment increased the volume of offers on the core Open and Mobile ranges and also helped to improve the premium customer mix in 2016, as reflected by the growth of the contract customer mix (88.2% of customers at end-December 2016, compared with 84.9% at end-2015).

At the same time, the MVNO customer base hosted on the Orange network continued to decline (-7% year-on-year after -25% in 2015) due to the success of low-cost offers and heightened competition at the entry level.

Average monthly Revenues Per User (ARPU) were down 1.3% at end-2016 compared with December 2015. This decline in average revenues compared with 2015 reflects a market that continues to be perturbed by regular and aggressive promotional campaigns as well as decreased revenues, particularly in Roaming.

Machine to Machine SIM cards continued to grow (nearly +50% year-on-year), reaching a total number of 5.7 million at end-December 2016. The M2M segment is one of Orange’s growth drivers.

On the background of fierce competition and market restructuring, Orange has retained its leadership in the traditional business areas of access and continued to innovate by launching new services, such as Orange Cash mobile payments.

Distribution

Segmentation of distribution channels (as a % of sales actions)

Source: Orange.

Orange’s distribution and customer relationship channels consist of:

- digital channels which are growing with the setup of 100% digital customer journeys via the Orange online store on Orange.fr. This channel already makes it possible to market Sosh offers (via Sosh.fr) on physical networks as well as bringing simplicity and fluidity to our most digital customers. The digital channel is enhanced by the new multi-contracts version of the Orange et Moi mobile application, which makes it possible to manage its offers and options (Deezer, TV selection, pass data…) from a smartphone. Using the digital channel, customers can also ask to be called back to talk directly to an adviser (Click to Call or CTC). The digital channel accounts for 16% of sales actions;

- dedicated customer centers based on the type of services marketed (accounting for 27% of sales actions);

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- a network of retail stores throughout France suitable for our customers’ needs with the pursuit of the rollout of our Smartstore concept, which was launched in 2015 to offer an unrivaled experience. At end-2015, this network comprised 487 retail outlets owned by Orange (including 9 Megastores and 42 Smartstores), as well as 202 exclusive partners (including 12 Smartstores Gdt). Orange’s own network corresponds to the direct distribution channel and accounts for 42% of sales actions, while the partners network corresponds to the indirect distribution channel and accounts for 14% of sales actions.

The Network

The fixed network

Fixed-line unbundling in France (in millions)

Source: Arcep (Survey of Q3 of each year).

Number of lines

	2016	2015	2014
Number of copper lines (in thousands)	29,502	30,144	30,576
Number of FTTH-connectible households (in thousands)	6,879	5,061	3,642
Number of NRA (in thousands)	18.5	17.5	16.5
Number of cross-connection points (in thousands)	94.8	94.7	94.5
Number of vDSL NRA (in thousands)	15.0	11.1	7.8

Source: Orange.

Fixed broadband coverage

(as a % of the population)	2016	2015	2014
< 512 Kbps	0.4%	0.5%	0.6%
≥ 512 Kbits/s ≤ 2 Mbits/s	5.9%	7.0%	9.9%
>2 Mbits/s	93.6%	92.5%	89.5%

Source: Orange.

In 2016, Orange accelerated again its very high-speed fixed broadband deployment program with about 7 million households connectable in FTTH, or a growth of 1.8 million households in 2016.

Actions to improve the network speed with a view to significantly improving the Internet experience of households and professional customers in rural areas were intensified with the Internet component of the Orange Territoires Connectés program that was launched on June 8, 2016: fiber deployment in town centers (subscriber connection node opticalization, fiber to cross-connection point), participation in the FTTH networks managed by local public authorities (RIP) in local and regional authorities.

The mobile network

Coverage

(as a % of the population)	2016	2015	2014
GSM Voice/Edge	99.9%	99.9%	99.9%
3G (UMTS)/HSDPA	99.6%	99.0%	99.0%
4G (LTE)	87.6%	79.6%	74.1%
Number of 2G radio sites (in thousands)	20.8	20.6	20.4
Number of 3G radio sites (in thousands)	20.9	19.4	18.5
Number of 4G radio sites (in thousands)	10.2	8.3	6.9

Source: Orange.

2016 was marked by:

- the continued rollout of 4G sites, covering 87.6% of the French population;

- the expansion of coverage to locations where customers travel to, including tourism areas, stadiums, journeys by train (coverage of Paris-Lyon high-speed rail lines, euro 2016) or by car (coverage of main highways);

- the continued deployment of UMTS 900 in dense areas to improve reception inside housing.

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Cluster, Transmission, and Transport Network

Fixed-line broadband access engineering (vDSL and FTTH) was simplified, as well as being made more flexible, and adapted to the sharp increase in traffic. Preparatory works for an experiment on the transition from traditional telephony services to IP telephony, planned over two years as at February 2017, were carried out.

3.1.2    Spain

3.1.2.1   The Telecom Services Market

Key macroeconomic indicators

	2016	2015	2014
Population (in millions)	46.4	46.4	46.5
Households (in millions)	18.4	18.3	18.3
GDP growth (%)	+3.1%	+3.2%	+1.4%
GDP per capita (in PPP dollars)	36,451	34,861	33,393
Unemployment rate	19.4%	22.1%	24.5%
Change in household consumption (in %)	1.8%	1.7%	0.6%

Source: INE, IMF (October 2016), Eurostat.

2016 was marked by an improvement in key macroeconomic indicators. GDP grew by 3.1% (compared with 3.2% in 2015), the unemployment rate fell to 19.4% (down 2.7 percentage points from 2015) and household consumption rose to 1.8% (from 1.7% in 2015).

Revenues from telecom services (in billions of euros)

Source: CNMC (Q3 2016 and estimates for Q4 2016, excluding audiovisual services).

Number of customers (in millions)

Source: CNMC (Q3 2016 and estimates for Q4 2016).

Revenue trends confirmed the recovery in 2016, with a growth of 1%, (compared with a decrease of 3.5% in 2015), associated with the growing usage of very high-speed broadband data, which in turn was boosted by the development of 4G and FTTH networks. In addition, convergence has become common-place on the market.

Fixed-line telephony and Internet market

The number of fixed telephone lines decreased by 0.1% in 2016, while the number of Internet customers reached 14 million, an increase of 4.9% (compared with +4.1% in 2015).

The Spanish market was marked by the growth of very high-speed broadband throughout 2016. Telefónica, Orange/Jazztel and Vodafone/ONO made massive investments in FTTH technology, which made it possible to reach over 31 million connected households at end-2016. The number of FTTH subscribers reached 5 million at end-2016.

Convergence is now the norm on the market. The number of mobile and fixed access convergence offers reached 10.9 million, i.e. over 78% of the overall customer base (source: Orange estimate). Convergence offers, including TV, also saw a strong growth, thereby accelerating the development of the audiovisual content market. At the end of 2015, 6 million customers had subscribed to TV services, attracted by the new football broadcast offers, richer content, and the arrival of major TV broadcasters (HBO, Netflix).

Mobile telephony market

The total number of customers rose by 1.8% in 2016, reaching 57.2 million. The proportion of contracts grew by 4.1%, reaching 44.4 million and accounting for 78% of the overall customer base. On the other hand, the number of prepaid customers fell 2.9% to 12.8 million. The number of convergence offer customers reached 20 million, accounting for over 51% of the overall customer base. Very high-speed broadband mobile services continued to grow. At the end of 2016, over 21 million customers had signed up to a 4G plan, corresponding to a 37% penetration of the mobile market (source: Orange estimate).

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3.1.2.2   The competitive environment

Fixed-line telephony and Internet

Broadband Internet market share

Source: CNMC (Q3 2016) and Orange estimates for Q4 2016.

The Internet market is dominated by three main players representing over 90% of the market, with market shares of 43.4% for Telefónica, 28.2% for Orange/Jazztel and 22.3% for Vodafone/ONO. In 2016, the market shares of Orange/Jazztel and Vodafone/ONO had increased by 0.1 and 0.2 percentage points respectively compared with 2015, whereas the market share of Telefónica had decreased by 0.3 percentage points.

Mobile telephony

Mobile market share

Source: CNMC (Q3 2016) and Orange estimates for Q4 2016.

The mobile market is dominated by three main players which account for almost 85% of the market: Telefónica (30.6%), Vodafone/ONO (26.4%), and Orange/Jazztel (27.9%). The market shares of Vodafone/ONO, Orange/Jazztel, Yoigo, and Telefónica grew to the detriment of MVNO, whose market share shrank by 2.9 percentage points.

3.1.2.3   Orange España activities

Fixed-line, Internet and mobile telephony activities

Key indicators

Key financial indicators	2016	2015	2014
Revenues (in millions of euros)	5,014	4,253	4,355
Mobile telephony	2,630	2,403	2,517
Fixed-line telephony and Internet	1,872	1,375	1,301
Mobile equipment	508	470	489
Other revenues	4	5	7
Number of broadband customers (in millions)	3.94	3.75	3.52
ARPU broadband Internet (in euros per month)	31.4	29.2	27.9
Number of mobile customers (in millions)	15.9	15.2	14.5
o/w contracts	12.7	12.0	11.2
o/w prepaid offers	3.2	3.2	3.3
Number of MVNO customers	2.4	1.5	3.2
Total ARPU (in euros per month)	13.7	13.7	15.6
Contract ARPU	16.2	16.6	19.7
Prepaid ARPU	4.9	4.9	5.0
Total AUPU (in minutes per month)	206	204	189
Churn rate (in %)	-25.4%	-26.8%	-29.0%

Source: Orange (Jazztel including six months in 2014 and 2015).

Following the successful integration of Jazztel into Orange España during the second half of 2015, both carriers turned into one company in 2016. Orange España based the strategy of the new company on the combined potential of the 4G and FTTH networks, boosted by improved services, the increased number of TV customers, and the expanded convergence of the customer base.

2016 was marked by a growth of 6.0% in revenues on a comparable basis (+17.9% on a historical basis), backed by increased revenues from services. Revenues generated by fixed services grew by 5.0% on a comparable basis, while mobile services continued to improve, with revenues of 2.6 billion euros in 2016, up by 7.7% on a comparable basis. The success of its convergence offers enabled Orange to expand its broadband customer base by 5% in one year.

Orange was able to significantly boost its very high-speed broadband (VHBB) capacity, with 9.6 million connectable households at end-2016. In 2016, Orange’s FTTH customer base (including Jazztel) doubled, reaching 1.6 million subscribers at the end of the year.

TV offers also worked as growth drivers. At the end of 2016, Orange TV had 507,000 subscribers (corresponding to a 1.7-fold increase in

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the TV customer base from 2015), thanks to the success of the football broadcast offers and improved contents.

In respect of the mobile market, Orange maintained its position as top net seller and also expanded its subscriber base to 12.7 million, up 5.8% over 2015. Orange’s strategy focuses on providing value-for-money, high-quality services, including low-cost offers, to meet the needs of all customer segments. Orange España reviewed its convergence offer by replacing it with an offer called Love, which was very popular, and introducing new high-value offers to meet the growing demand of data users. Orange España is also a key player on the low-cost market with offers available only on the Internet, Amena and Simyo, as well as Mundo, which targets migrants. Simyo reached 802,000 customers in 2016 and Amena 376,000. Moreover, Orange España markets a wide range of 4G offers, both for convergent and mobile-only customers, whose customer base, reaching 7.9 million in December 2016, increased by a factor of 1.5 in comparison with 2015.

Distribution

The Orange retail distribution network consists of 1,809 points of sale including:

- Orange’s own shops;

- franchises;

- specialized shops under the Orange brand;

- specialized Jazztel stands and shops under the Jazztel, Amena and Simyo brands;

- non-exclusive specialized shops; and dedicated areas inside hypermarkets.

The on-line sales share continues to grow and now accounts for 16% of total sales (general public). Indirect distribution is also growing through new channels such as stands and kiosks. 4,000 agents perform sales over the telephone from 16 platforms.

In 2016, Orange España optimized its retail distribution network by transforming its outlets into Smart Stores focused on services and customer experience.

The network

The fixed network

Fixed-line unbundling in Spain (in millions)

Source: Orange.

Fixed broadband

Fixed broadband	2016	2015	2014
Number of accessible copper lines (in millions)	18.50	18.50	17.77
Number of FTTH-connectible households (in thousands)	9,600	6,800	830
Number of subscriber connection nodes (in thousands)	1,323	1,319	1,127

Source: Orange (December 2016).

With its fixed-access infrastructure, based on its fiber optic network and a vast ADSL rollout, Orange España can provide advanced telecommunications services, including broadband access, Voice over IP, TV streaming, VoD and advanced business services.

At end-2016, Orange was offering very high-speed broadband (VHBB) to 9.6 million households through its fiber optic network and the network infrastructure sharing agreement signed with Vodafone. Orange España also had telephone interconnections and ADSL with 1,323 main switches, thereby covering 82.6% of the population.

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The mobile network

Coverage (as a % of the population)

Coverage	2016	2015	2014
2G Voice/EDGE	99.4%	99.4%	99.4%
3G (UMTS)/HSDPA	98.9%	97.6%	97.6%
4G	90.3%	84.6%	70.1%

Source: Orange.

The Orange mobile network covered 99.4% of the population in 2G technology, 98.9% in 3G, and 90.3% in 4G.

3.1.3    Poland

3.1.3.1   The Telecom Services Market

Key macroeconomic indicators

	2016	2015	2014
Population (in millions)	37.9	38.0	38.0
Households (in millions)	N/A	14.1	14.0
GDP growth (in %)	+3.1%	+3.6%	+3.3%
GDP per capita (in PPP dollars)	27,714	26,500	25,286
Change in household consumption (in %)	3.6%	3.2%	2.6%

Source: Eurostat and IMF, October 2016.

Revenues from telecom services (in billions of zlotys)

Source: Orange Polska estimates.

1 zloty = €0.229189 (average rate in 2016).

Number of customers (in millions)

Source: Orange Polska estimates.

In 2016, the Polish economy continued to grow at a slightly faster pace than in 2015. At the same time, low oil and common consumer goods prices kept deflation at 0.6% in 2016, while the unemployment rate fell to 8.3% (source: Central Polish Bureau of Statistics). These factors had a positive impact on households disposable income and consumption, which grew more than 3.6%.

Fixed telephony market

The penetration rate of fixed lines continued to decline, shrinking by 5.0% in 2016 and accounting for 20% of the population at year-end, compared with 21% at end-2015. The total number of fixed broadband lines fell in 2016, resulting from the growth of LTE-based mobile broadband. This process was particularly marked in rural or less urbanized areas that are seldom covered by very high-speed broadband (fiber or cable) infrastructures.

Mobile telephony market

The number of mobile telephony customers fell by 2.7% in 2016. This is mainly due to the implementation of a decree mandating the registration of all prepaid cards as well as carriers deactivating certain prepaid SIM cards that were generating neither traffic nor revenue. Following this decree, all carriers saw a decrease in their gross sales, with a decline in their casual users. At end-December 2016, the mobile penetration rate stood at 144.2% of the population.

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3.1.3.2   The competitive environment

Fixed-line telephony and Internet

Broadband Internet market share

Source: Orange Polska estimates.

As in the case of fixed-line telephony, affected by a strong shift to mobile services for several years now, the growing success of mobile broadband has impacted the development of fixed broadband, which decreased in 2016. This trend gathered momentum as all mobile operators launched 4G services and attractive mobile broadband offers (in terms of prices or high or even unlimited data traffic), as well as improved geographical coverage. LTE technology was also used in Poland to offer mobile Wi-Fi broadband terminal services (for instance at home).

In the fixed broadband market, Orange Polska is still under strong competitive pressure from cable television operators, whose market share is climbing steadily. Their overall position on the market is constantly growing, mainly thanks to the success of their TV offers. The commercial offers of these operators are also backed by the investments they make in infrastructure to deploy the DOCSIS 3.0 standard and expand fiber access. Cable operators are also expanding their offers towards SoHo and SME client segments.

Alternative operators, primarily Netia, still make use of bitstream and unbundling services. However, the total volume of lines using bistream access has been falling for several years now, and there were 110,000 unbundled lines at end-2016, compared with 131,000 a year earlier.

Mobile telephony

Mobile market share

Source: Orange Polska estimates.

Poland has four main mobile telephony operators: Orange Polska, T-Mobile (wholly owned by Deutsche Telekom), Polkomtel (operating under the PLUS brand, in association with broadcaster and satellite TV platform Polsat Cyfrowy, owned by Polish magnate Zygmunt Solorz-Zak), and P4 (held by Tollerton Investments Ltd and Novator Telecom Poland SARL, operating under the PLAY brand). In 2016, the four main mobile carriers represented 98% of the total number of active SIM cards in Poland.

Orange Polska’s estimated market share had increased slightly to 29.3% at end-2016. The compulsory registration of prepaid cards led to a decrease in the customer base of all carriers. In 2016, Orange saw a sharp increase in its contract services - ranking second in terms of net sales on the market - as well as a growth for the third year in a row.

Growing differences in the methodologies used between operators in the calculation of SIM cards make it is increasingly difficult to compare the data presented by these operators.

3.1.3.3   Orange Polska’s activities

Fixed-line telephony and Internet activities

Key indicators

	2016	2015	2014
Revenues (in millions of zlotys)	5,117	5,699	6,072
Number of Consumer telephone lines (in millions)	3.9	4.2	4.5
o/w traditional telephony	3.3	3.6	4.0
o/w VoIP (main line)	0.7	0.6	0.5
Wholesale lines sold (in millions)	0.7	0.8	1.0
Number of Internet customers (in millions)	2.0	2.1	2.2
Subscribers to ADSL or satellite TV offers	0.8	0.8	0.7
ARPU (in zlotys per month)
Fixed telephone lines (STN/ISDN)	38.6	40.0	41.0
Broadband Internet, TV and VoIP	60.2	61.2	60.4

Source: Orange Polska.

1 zloty = €0,229189 (average rate in 2016).

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Convergent solutions

A main strategic objective of Orange Polska is to lead in convergence, by marketing bundled fixed-line and mobile offers. Addressing households telecommunications needs in a comprehensive manner and getting mobile customers to buy additional services, convergence improved customer satisfaction and retention, as the customer renewal rate is much lower than that of single-service users. It also helps increase revenues and improves efficiency of expenses for information systems and marketing. In consumer services, Orange Polska is the only operator offering convergence solutions, which is a differentiating factor and gives it a competitive edge.

Orange Polska markets its push convergent solution, both on the consumer and business customer (small to medium size enterprises) markets. The main factors contributing to the expansion and appeal of convergence solutions are the rollout of the fiber network and the development of an IPTV offer based on content aggregation. The total number of services sold as part of convergence solutions reached nearly 4 million, or an average of more than four services used per customer.

Fixed voice

The number of fixed lines continued to fall, with a net loss of voice customers (traditional STN or VoIP). This decline could mainly result from structural demographic factors as well as the growing appeal of mobile services offering unlimited calls across all networks.

Orange Polska is pursuing its efforts to counter the decline in its fixed-line subscribers, mainly using convergence solution services.

Fixed broadband access

In 2016, Orange Polska recorded a fall of 68,000 fixed broadband accesses compared with 136,000 in 2015. This slower reduction results exclusively from an increase of 50% of the very high-speed broadband customer base. This increase was backed by significant investments in the fiber network and ADSL migration, which has become less and less competitive. Therefore, the share in very high-speed broadband services reached about 25% of fixed broadband accesses (compared with 15% at end-2015). Broadband ARPU slightly decreased in 2016, as the impact of significant price reductions in 2015 was partially offset by the cross selling of services.

Orange Polska’s initiatives in the fixed broadband segment are aligned with the objectives announced in February 2016 as part of its medium-term action plan. Orange Polska focuses on a differentiated approach in large, medium-size and small cities, as well as rural areas, by taking into account local differences in the competitive environment, the potential in relation to population density, and customer needs. In large cities, Orange Polska is focusing on developing the FTTH coverage and improving its fixed broadband market share. Its main objective is to maintain its fixed broadband customer base by capitalizing on its excellent position in the mobile market through cross selling of fixed and mobile services. However, mobile technologies in rural areas are the first solution for broadband access.

Mobile telephony activities

Key indicators

	2016	2015	2014
Revenues (in millions of zlotys)	6,421	6,141	6,140
Total customers (excl. MVNOs - in millions)	16.0	15.9	15.6
o/w contracts	9.5	8.4	7.7
o/w prepaid offers	6.5	7.5	8.0
o/w broadband	2.7	2.0	1.5
Number of MVNO customers (in thousands)	5.0	7.0	22.0
Total ARPU (in zlotys per month)	28.4	30.3	31.5
Contract ARPU	43.8	49.2	54.0
Prepaid ARPU	12.2	12.7	12.4
Total AUPU (1) (in minutes per month)	233	219	199
Churn rate (in %)	36.4%	39.4%	39.3%
o/w contracts	11.4%	12.8%	13.6%

Source: Orange Polska.

(1) Excluding M2M SIM cards.

1 zloty = €0,229189 (average rate in 2016).

Orange Polska had around 16 million mobile customers at end-2016, slightly up by about 84,000, or +0.5% compared with end-2015.

Contract customers increased by 1.1 million, along with an excellent commercial momentum that started in 2015. This growth results from commercial activities and the acceleration of prepaid migration, as well as initiatives aimed at reducing churn rate. The distribution between new business, retail and M2M card customers is balanced.

On the other hand, the prepaid card customer base sharply fell. This is largely due to the compulsory registration of cards that came into force in July 2016. However, most of the decrease was in single-use and low-income revenue, and it has no significant impact on corresponding revenues.

The average revenues per subscriber decreased by 6% in 2016. This decrease results from multiple factors: successful offers with multiple SIM cards, development of offers with no handset purchases, handset

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credit sales (where the income share corresponding to the handset sale is excluded from the ARPU calculation), discounts related to convergence solution contracts, decreased prices mainly on the B2B segment, and a slower growth in incoming traffic compared with 2015.

Distribution

Orange Polska has different distribution channels: traditional physical points of sale (owned by Orange, franchised, or independent), online sales, call centers, and doorstep sales.

Orange Polska specifically focuses on developing the online sales channel, promoting the cross utilization of its various distribution channels, and upgrading its physical points of sale, in order to improve customer satisfaction and enhance its efficiency. At end-2016, Orange Polska held:

- approximately 755 points of sale and franchises, offering a complete range of mobile and fixed services. Moreover, Orange Polska progressively opened Smart Stores to ensure a more efficient customer service in more welcoming and innovative environments. Finally, Orange Polska operated 38 Fiber Shops dedicated to the fiber offer and located in close proximity to FTTH networked areas;

- an independent distribution channel with 740 distribution points of sale such as Media Markt, Saturn and Neonet;

- a rapidly growing online sales channel. As part of the fiber offer, Orange Polska introduced an option to check connection eligibility online and to reduce the purchase process. The progressive implementation of multi-channel solutions ensures customers that their applications are consistently processed, anywhere and at any time;

- a sales channel over the telephone, mainly used to retain customers and promote online sales conversion as part of cross selling, while the product and the contract are subsequently delivered by mail or picked up at the store;

- a doorstep sales channel for FTTH fiber optic which is the most efficient means of distribution to compete with cable operators.

The network

The fixed network

Fixed-line unbundling in Poland (in millions)

	2016	2015	2014
Total number of fixed lines	3.9	4.4	5.0
Full unbundling	0.1	0.1	0.2
Bitstream	0.2	0.2	0.3
Number of FTTH-connectible households (in thousands)	1,471	716	79

Source: Orange Polska.

In 2016, Orange Polska continued the deployment of its FTTH network, extending it to close to 1.5 million connected households in 37 cities. vDSL coverage also increased slightly, reaching approximately 4.8 million households. At the same time, migration of the aggregation network from ATM to IP continued in line with the pace of FTTH and vDSL development and customer demand.

The mobile network

Coverage

(as a % of the population)	2016	2015	2014
3G (UMTS)/HSDPA	99.6%	99.6%	99.4%
4G (LTE)	99.1%	83.7%	60.9%

Source: Orange Polska.

In 2015, the Group was awarded two 5 MHz frequency blocks, each in the 800 MHz band, and three 5 MHz frequency blocks in the 2,600 MHz band, which had been auctioned by the regulatory authority (UKE). After being awarded these frequencies, Orange developed the LTE technology using the 800 MHz band to expand the coverage of its mobile broadband access services, while the 2,600 MHz band was mainly used to increase the capabilities in areas where mobile data traffic was particularly high.

Orange Polska also continued its cooperation in sharing radio access networks (RAN) with T-Mobile. In December 2016, the network sharing was expanded to 800 MHz and 2,600 MHz bands. A joint company managing radio networks owned by Orange and T-Mobile, NetWorkS!, was also created as part of this cooperation.

At end (2016,) the coverage of Orange’s LTE services reached more than 99% of the population and more than 90% of the country.

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3.1.4    Belgium and Luxembourg

3.1.4.1   Belgium

The Telecom Services Market

Key macroeconomic indicators

	2016	2015	2014
Population (in millions)	11.3	11.2	11.2
Households (in millions)	N/A	4.7	4.7
GDP growth (in %)	+1.4%	+1.4%	+1.3%
GDP per capita (in PPP dollars)	44,881	44,148	43,105

Sources: Eurostat and IMF, October 2016.

The Belgian economy continued to grow at a slightly faster pace in 2016 compared with 2015, backed by stronger household consumption. Inflation was greater than the average in the euro zone due to increased indirect taxation and salary indexation. The unemployment rate continued to decline in 2016, falling below 8% towards the end of the year.

Revenues from telecom services (in billions of euros)

Source: IBPT.

Number of customers (in millions)

Source: IBPT.

(1) including M2M.

(2) Residential.

(3) Broadband.

Fixed-line telephony market

Following the resumption of growth in 2015, the fixed-line telephony market in Belgium maintained a steady pace in 2016. The return to growth is mainly related to the residential market, particularly due to the higher prices for digital TV and fixed-line broadband services driven by a steady increase in the demand for these services. This positive trend largely offset the decline in fixed telephony services. The business market slightly decreased in 2016, mainly due to the decline in income from fixed-line telephony.

Mobile telephony market

In 2016, the mobile telephony market was marked by a strong demand for mobile data services. During the second half of 2016, most mobile telephony carriers introduced new offers on the market in order to meet the mobile data demand and to improve access to intermediate and higher pricing plans. The share of prepaid versus contract solutions is still changing in favor of contracts. This trend is backed by the success of contract convergence solutions, compulsory prepaid registration and the success of bundled offers combining services and handsets. Most handsets in the market are compliant with the 4G standard, which explains the steady increase in smartphone penetration.

The competitive environment

The competitive structure of the fixed-line telephony market remained relatively steady in 2016, with the predominance of the incumbent operator Proximus and regional cable operators Telenet, VOO and SFR. In December 2016, Telenet announced the acquisition of SFR owned by Altice.

Triple play offers remain expensive and all operators in the market announced price increases by early 2017. Cable distributors and Proximus announced their intentions to invest in their own networks. In terms of content strategy, cable operators focus on vertical integration by purchasing or producing exclusive content and controlling their broadcast channel, while Proximus aims to position itself more as an aggregator.

In the mobile telephony market, the number and position of operators changed in 2016 with the presence of three main operators instead of four, following the acquisition of BASE by the cable operator Telenet, in addition to many smaller MVNO. In line with 2015, operators increasingly focused on promoting convergent solutions, which have become the most important tool to expand their customer base and retain customers.

Following the decrease in prices between 2012 and 2014, contract prices have remained stable since 2015 (Source: IBPT). Price reductions were observed in offers that included prepaid data.

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Orange Belgium’s activities

In Belgium, Orange is operating through Orange Belgium (previously Mobistar) listed on the Brussels stock market. The Orange group holds 52.9% of the capital.

Operating indicators

	2016	2015	2014
Number of customers (in millions)
Fixed lines	0.16	0.19	0.22
Mobile customers (excluding M2M)	2.97	3.04	3.04
ARPU (in euros per month)	24.5	23.9	24

Source: Orange Belgium.

2016 was a pivotal year for Orange Belgium, with the nation-wide launch of an Internet and TV offer and as the company was renamed to strengthen is position as a convergence operator in the retail and business market.

At end-December 2016, Orange Belgium’s customer base (excluding M2M) stood at 2.97 million, including 2.25 million contracts, up by +1.8%, and included 0.72 million prepaid customers, down by -12.8%. The MVNO customer base was 2.04 million (+14.4%), with 0.83 million active M2M cards.

With its Internet and TV offer, Orange Belgium has become the first operator in Belgium to offer a nation-wide cable network, which led to a strong growth in its customer base.

Moreover, Orange Belgium reorganized all of its offers in 2016 by placing a strong emphasis on data. The number of Orange Belgium’s smartphone users exceeded 2 million, including more than 1.4 million 4G smartphone users. Therefore, smartphones accounted for 68% of Orange Belgium’s total customer base, while the penetration rate of 4G and 4G + smartphones reached 48% and 10%, respectively. At the end of December 2016, 4G traffic accounted for over 80% of total traffic. Customers opting for 4G show a higher level of satisfaction and consume more mobile data compared with other customers, which translates into a greater average income per subscriber. Hence in 2016, the ARPU grew by +2.7%.

The new name Orange Belgium, combined with the launch of convergence solutions, also contributed to the consolidation of Orange Belgium’s position in the business segment by benefiting from the international strength of the Orange group’s portfolio.

Distribution

At end-2016, Orange Belgium had 144 points of sale, in addition to 69 points of presence (shop-in-shops) in Carrefour and Media Market hypermarkets. As part of the transformation of its distribution network, Orange Belgium strengthened its direct channels and digitized them to increase the number of visitors and conversion rates, and to improve customer satisfaction.

Distribution and customer relationship networks of Orange Belgium comprise:

- a points of sale network across Belgium, easily accessible to all of its customers. In 2016, Orange Belgium also opened three Smart Stores;

- new digital channels, in particular the online Orange store. Customers can explore handsets, Internet offers, mobile and multimedia broadband offers marketed by Orange, and directly order them online for a home delivery;

- specialized customer centers based on the type of services on offer;

- a Smart Service Network that markets mobile, energy and TV services for the residential market and small companies. The Smart Service Network uses a relationship marketing strategy (“Multi Level Marketing” or “MLM”), which guarantees, with one thousand independent vendors, proximity, flexibility and improved customer experience.

The network

Coverage

(as a % of the population)	2016	2015	2014
3G (UMTS)/HSDPA	99%	99%	99%
4G (LTE)	99%	99%	88%
4G+	54%	21%	0%

Source: Orange Belgium.

Investment in mobile networks remained strong with the steady deployment of 4G, mainly to expand coverage within homes, and to invest in the core transmission network. At end-2016, Orange Belgium’s 4G coverage was 99.6% of the population outdoors and 91.9% indoors. 4G+ coverage, which provides customers with a download speed up to three times faster than 4G, was 54.0%. In addition, Orange Belgium increased its investments in equipment installed on customer premises, such as decoders, modems and TV remote controllers, as well as in the corresponding activation and the installation costs for the Internet + TV offer.

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3.1.4.2   Luxembourg

Key macroeconomic indicators

	2016	2015	2014
Population (in thousands)	576	563	550
GDP growth (in %)	+3.5%	+4.8%	+4.0%
GDP per capita (in PPP dollars)	101,936	99,505	96,163

Sources: IMF, October 2016.

In 2016, the Luxembourg market remained strongly focused on convergence. The use of voice services strongly decreased on fixed networks and remained unchanged on mobile networks, while data services sharply increased in volume, particularly on mobile networks. Mobile communication prices fell for most user profiles, both for contracts and prepaid.

The new generation FTTN/vDSL copper technology covered most of the country and cable reached more than 70% of households. Fiber optic coverage stood at more than 60% of households at end-2016.

The competitive environment

Orange Communications Luxembourg - a subsidiary of Orange Belgium - ranks third in terms of market share, behind market leader Post Luxembourg, a subsidiary of the incumbent operator, and Tango, a subsidiary of Belgian operator Proximus. Post Luxembourg also has the largest market share in the fixed-line and Internet market. In December 2016, Telenet acquired SFR Belux operations in the Grand Duchy of Luxembourg.

Orange Luxembourg’s activities

At end-2016, Orange Luxembourg had 159,300 mobile customers, compared with 139,900 at end-2015, up by about +14%. Contract customers, backed by the convergent position of Orange Luxembourg, slightly increased, reaching 97,300, up by +6.3%. The ARPU decrease was slowed down by the introduction of new services in high-end offers. Broadband Internet and TV customers stood at 9,600. Orange Luxembourg expanded its Internet + TV offer by adding two new high definition channels. Moreover, as a promotion for its new convergent customers, Orange Luxembourg offered free installation and activation services.

3.1.5    Central European countries

3.1.5.1   Romania

The Telecom Services Market

Key macroeconomic indicators

	2016	2015	2014
Population (in millions)	19.8	19.9	19.9
GDP growth (in %)	+5.0%	+3.8%	+3.0%
GDP per capita (in PPP dollars)	22,319	20,872	19,827

Source: IMF, October 2016.

In 2016, the Romanian economy continued to grow, at a pace that was the fastest in Europe, driven by tax easing and wage increases boosting household consumption, as well as services and industry growth.

Revenues from telecom services (in millions of euros)

Sources: ANCOM and Orange Romania estimates.

The value of the telecommunication services market in Romania increased by 1.8% in 2016, as the mobile market is the main growth driver, while fixed-line telephony continued to decline.

Number of customers (in millions)

Source: Orange Romania estimates.

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In 2016, the growth in the mobile market slowed down in terms volume at +1.5%, according to Orange Romania’s estimates, although its value grew thanks to mobile data monetizing and customers’ increased interest in abundance offers. Substantial investments in fiber and content purchase resulted in the growth of the fixed broadband and TV market while the fixed voice market continued to fall.

The competitive environment

Mobile market share

Source: Orange Romania estimates.

In 2016, the market focused on developing data services and 4G deployment was competitive. All operators marketed unlimited and abundance offers at competitive prices. In an increasingly competitive market in terms of prices, data abundance and prepaid offers, Orange saw a decrease in its market share in volume while dominating the market in value. Subsidized smartphone offers accelerated the migration from prepaid to contracts and promoted portability between operators. The market grew towards three convergence operators when Orange Romania joined Telekom and RCS&RDS in this market in Q3 2016.

Orange Romania’s activities

Operating indicators

	2016	2015	2014
Number of customers (in millions)
Mobile customers	10.1	10.2	10.5
ARPU (in euros per month)	6.9	6.4	6.2

Source: Orange Romania.

In 2016, the number of Orange Romania mobile customers stood at 10.1 million (including M2M), including 5 million subscribers, up by 3 percentage points compared with the previous year. This growth results from the 4G deployment, a wider smartphone penetration and the accelerated migration from prepaid to contracts. Orange continued to include more data in its offers, by reorganizing its portfolio and focusing it on families and households. These new offers increased customers’ interest in tablets and smartphones, particularly when they are 4G-compatible. Orange maintained its leadership in 4G with 2 million customers at end-2016.

Orange entered the mobile financial services segment in November 2016, with the launch of Orange Money. Payment and fund transfer services are available to all customers nationally. Users can pay services, recharge prepaid cards, receive or send money, using their mobile phone. In September 2016, Orange launched Orange Home, its first convergence service offer, in more than 90 Romanian cities, making it possible to access up to 1 Gbits/s Internet, cable TV and fixed voice services.

Orange TV service reached around 328,000 subscribers at the end of the year, and the Orange TV Go complemented its contents with more than 80 channels and 500 movies and TV series.

Orange continued to lead in terms of innovation through the launch of Smart Home, a connected objects solution, and the implementation of a Smart City solution in Alba Iulia.

Finally, Orange consolidated its position as an innovative service integrator for its business customers of any size, both through its Orange Pro contract offer and integrated solutions impacting directly their productivity.

Distribution

Segmentation of distribution channels (as a % of customer acquisitions)

Source: Orange Romania estimates.

In 2016, Orange Romania continued to optimize the performance of its distribution network by welcoming new customers in 18 Smart Stores, selecting better locations, digitizing its points of sale and renegotiating certain rental contracts.

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The network

Coverage

(as a % of the population)	2016	2015	2014
3G (UMTS)/HSDPA	99.5%	99.3%	99.0%
4G (LTE)	80.2%	71.6%	62.4%
Number of 3G radio sites (in thousands)	5.5	5.0	4.4

Source: Orange Romania.

The implementation of the network sharing agreement with Vodafone to improve 2G and 3G coverage was finalized in 2016. Investment in the 4G mobile network continued in 2016 to cover 80% of the total population, and 97% of the urban population. This extended coverage enabled rapid adoption of smartphones and significant growth in data traffic and data service revenues.

3.1.5.2   Slovakia

The Telecom Services Market

Key macroeconomic indicators

	2016	2015	2014
Population (in millions)	5.4	5.4	5.4
GDP growth (in %)	+3.4%	+3.6%	+2.5%
GDP per capita (in PPP dollars)	31,182	29,758	28,447

Source: IMF.

With its industry strongly oriented towards exports to Europe, the Slovakian economy continued to grow, by +3.4% in 2016. This growth is also supported by renewed domestic consumption and a decrease in the unemployment rate.

Revenues from telecom services (in millions of euros)

Source: Orange Slovensko estimates.

Number of customers (in millions)

Source: Orange Slovensko estimates.

In 2016, the contraction of the telecommunication services market continued at -0.3%. The decline in traditional voice services (mobile and fixed) was partly offset by increased data and television services. The fixed Internet services and television services markets grew by 3.4% and 7.1% respectively.

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The competitive environment

The fixed broadband market in Slovakia is dominated by the incumbent operator Telekom, whose infrastructure covers the whole country. Orange Slovensko, which rolled out its own fiber optic network to serve approximately 349,000 households in Slovakia, and has marketed DSL Internet services via a commercial agreement with Telekom, is ranked second in this market.

Mobile market share

Source: Orange Slovensko estimates.

Orange Slovensko competes with three other mobile operators: Telefónica O2, Slovak Telekom (100% owned by Deutsche Telekom) and Swan. The Slovak post and Swan started to offer mobile services in October 2015, only in prepaid formulas, available in all post offices. Orange Slovensko remains the market leader, with a market share of 42.4%, down by 1.2 percentage points. Slovak Telecom ranks second, down by 0.5 percentage points. O2’s market share increased by 0.7 percentage points in 2016. The mobile market penetration rate is close to 124%.

Orange Slovensko’s activities

Operating indicators

	2016	2015	2014
Number of customers (in millions)
Internet lines FTTH	0.07	0.07	0.06
Mobile customers	2.883	2.896	2.84
ARPU (in euros per month)	12.8	13.3	14.7

Source: Orange Slovensko.

In 2016, Orange Slovensko’s sales activities were mainly focused on maintaining its market position following the arrival of a fourth operator during the third quarter of 2015. Despite a slight decline in its customer base, of 10,000 customers, Orange maintained its leadership in terms of volume and value. Orange’s Family voice offer is designed to position it as the best choice for families. A new portfolio of mobile rates as well a new segmented convergence offers were launched to offset the decreasing value and as a competitive differentiator. Orange focused on innovation and introduced a number of new offers (children’s traceability, in-built vehicle Wi-Fi, or innovations in the health sector).

Distribution

Segmentation of distribution channels (as a % of sales actions)

Source: Orange Slovensko.

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Orange Slovensko sells its products and services through various distribution channels:

- 137 exclusive franchises selling only Orange products;

- resellers and distributors of prepaid cards;

- dedicated spaces in Nay electronic appliance stores;

- a dedicated team of approximately 50 members for VIP and SME customers and door-to-door salespersons specialized in fiber optic products and services;

- a specialized sales team within Orange Slovensko, dedicated to the acquisition and retention of business customers (key accounts);

- a customer service platform managed directly by Orange Slovensko;

- an online store where customers can buy Orange products, services and accessories.

The network

Coverage

(as a % of the population)	2016	2015	2014
3G (UMTS)/HSDPA	94.2%	93.0%	86.2%
4G (LTE)	80.0%	64.7%	30.2%
Number of 3G radio sites (in thousands)	1.9	1.8	1.7
Number of 4G radio sites (in thousands)	1.2	0.9	0.5
Number of FTTH-connectible households (in thousands)	349	342	333

Source: Orange Slovensko.

Orange Slovensko offers the best mobile broadband coverage, reaching 93.4% of the population. In 2016, the coverage of LTE and LTE+ were expanded to 80% and 25% of the population, respectively. The expansion of the all-IP network continued to virtualize its resources. The Voice over LTE (VoLTE) experiment was launched at the end of 2016 with plans to market it in April 2017.

3.1.5.3   Moldova

The Telecom Services Market

Key macroeconomic indicators

	2016	2015	2014
Population (in millions)	3.6	3.6	3.6
GDP growth (in %)	+2.0%	-0.5%	+4.8%
GDP per capita (in PPP dollars)	5,218	5,047	5,013

Source: IMF, October 2016.

In 2016, Moldova’s economy was showing signs of recovery:

- the GDP grew by an estimated 2%, driven by domestic demand, while the decline in exports had a negative impact;

- inflation slowed down to 6.7% compared with 13.6% in 2015, which allowed Moldova’s National Bank to lower interest rates;

- however, Moldova still depends on the funds from the European Union and the IMF to revive its economy.

Revenues from telecom services (in billions of lei)

Source: ANRCETI (year-on-year cumulative to Q3 for each year).

1 leu = €0,045377 (average rate in 2016).

The value of the telecommunications market is estimated at 6.7 billion lei, down by 3.1% following the declining revenues from mobile and fixed telephony. The mobile market fell by 1.1% during the year, owing

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to the counter-effects of the 8.7% recovery in broadband revenues and the 1.8% decrease in telephony revenues due to the contraction of revenues from international traffic. The same situation was observed in the fixed-line market, where the growth of the fixed broadband access and data transfer market (+6.1%) was offset by lower fixed-line revenues (-8.6%). The main factors promoting the development of broadband access services have been the abundance of mobile and fixed broadband Internet offers, with an emphasis on 4G, and bundles with higher traffic volumes.

Number of customers (in millions)

Source: ANRCETI (at Q3 2016).

The total market volume is estimated at 6.68 million customers at Q3 2016, up by 0.8% year-on-year. The mobile market slightly increased (+0.9%), while the fixed-line market declined due to the fall in fixed-line telephony customers (-1.7%), which was not entirely offset by the increase in the fixed Internet market (+4.7%).

The mobile penetration rate stood at 129.7% at end-2016.

The competitive environment

Mobile market share

Source: ANRCETI (at Q3 2016).

Competition in the mobile market remained stable overall, which enabled Orange Moldova to maintain its leading position, with a market share of 57.5% (-0.8 percentage points). Moldcell was up slightly to 34.6% (+0.2% percentage points) and Unite virtually maintained its market share at 7.9%. In addition, OTT operators competed with traditional telecommunications operators, particularly in international calls.

Orange Moldova’s activities

Operating indicators

	2016	2015	2014
Number of customers (in millions)
Mobile customers	2.19	2.14	2.22
ARPU (in euros per month)	4.2	4.6	5.4

Source: Orange Moldova.

Orange Moldova increased its billing revenues by 3% in 2016, thanks to price revision initiatives during the first half of the year and the migration from prepaid offers to contracts, which partly offset the declining international revenues.

Commercial efforts focused on 4G adoption, by:

- increasing 4G smartphone sales;

- accelerating the adoption of data offers as part of contracts as well a trial-before-buying options for prepaid customers;

- developing the digital experience among customers through My Orange App, and using social networks.

Orange Moldova’s network was recognized as the best network in the country in terms of performance and quality with 4G coverage reaching 97,5% of the population.

In October 2016, OMD acquired 100% of Sun Communications, the main pay TV supplier in Moldova.

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3.1.6    Africa & Middle-Eastern countries

3.1.6.1   Egypt

The Telecom Services Market

Key macroeconomic indicators

	2016	2015	2014
Population (in millions)	91.0	88.4	86.7
GDP growth (in %)	+3.8%	+4.2%	+2.2%
GDP per capita (in PPP dollars)	12,137	11,262	11,918

Source: IMF.

In 2016, the Egyptian government undertook economic measures to liberalize the Egyptian pound, partially eliminate energy price subsidies and increase interest rates. Following these measures, the pound lost more than half of its value, which significantly impacted both production costs and living standards. Inflation increased from 19.4% in November 2016 to 23.3% in December, and average short-term borrowings interest rates reached 16.3% in December (Source: IMF and Central Bank of Egypt).

In addition, the Egyptian tourism industry is still suffering from security-related instability which, in turn, had a serious impact on roaming revenues.

Revenues from telecom services (in billions of dollars)

Source: Orange Egypt estimates.

1 US dollar = 0,903693

Number of customers (in millions)

Source: Ministry of Communications and Information Technology (MCIT).

The National Telecom Regulatory Authority continued to impose restrictions on the sales of lines for security reasons, which led, for the first time in 2015, to a decrease in the number of mobile phone subscribers in Egypt. In 2016, mobile operators undertook measures to overcome and mitigate the impact of these restrictions, which resulted in a resumption of economic growth in the mobile market. The mobile telephony market in Egypt essentially comprises prepaid customers. Increasingly, operators are expanding their offers to the lower end of the market, reducing connection fees, offering cheap telephones and allowing customers to recharge small amounts. This strategy aims to attract middle-class and rural customers, and resulted in a decrease in the average revenue per user (ARPU).

At the end of 2016, the number of mobile subscribers reached 97.8 million, an increase of 4% year-on-year, or a penetration rate of 107% of the population. The number of ADSL subscribers reached 4.4 million, an increase of 17% year-on-year.

The competitive environment

Mobile market share

Source: BMI Research.

The Egyptian market is characterized by an increasingly competitive environment. Most competition is between mobile telephony operators, but is also moving increasingly into Internet and B2B markets. At the same time, OTT operators are competing in the traditional telecommunications segment.

Despite the highly competitive market and regulatory pressure, Orange successfully increased its customer base in 2016 and maintained its second place, with a market share of 35.2%, behind Vodafone, which remained the market leader with a market share of 40.9%, and before Etisalat in third position, with 23.9%.

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Orange Egypt’s activities

Operating indicators

	2016	2015	2014
Number of customers (in millions)	33.9	33.1	33.7
o/w contracts	6.8	6.2	5.8
o/w prepaid offers	27.1	26.8	27.9
ARPU (in euros per month)	2.5	2.9	2.5

Source: Orange.

Mobinil changed name to Orange in March 2016, notably to benefit from a powerful international brand, solid mobile customer relationship and a strong market footprint, a valuable customer base and a wide product range and competitive offers. Orange’s market position is transitioning from an emotional bond with a brand perceived as that of an Egyptian company to an internationally recognized brand that offers state-of-the-art connectivity and services.

Orange’s mobile customer base stood at 33.9 million at the end of 2016, with an increase of 2.4% compared with 2015. About 80% of mobile customers are positioned on prepaid offers. However, the proportion of prepaid customers decreased in 2016 due to the success of capped usage contracts. In euros, the annual revenues stood at 1.13 billion in 2016, a decrease of 15.3%.

Distribution

Orange sells products and services in Egypt through different distribution channels:

- 54 Orange stores;

- 55 franchise stores;

- 15 Orange kiosks;

- 144 express stores;

- 1,460 distribution and retail stores.

Network and licenses

Orange Egypt owns a GSM license and a 15-year UMTS-3G license obtained in 2007. A coverage plan detailed over five years accompanies the grant of the 3G license, and the Egyptian Telecommunication Regulatory Authority (NTRA) guaranteed to Orange the grant of other frequency bands, the possibility of applying a special rate to its customers for communications within the Orange network (on net mode), and the reservation of a new network code. Additional spectrum was acquired in 2013.

In October 2016, Orange Egypt acquired an LTE license with additional 10-MHz spectrum for 484 million of dollars, for a rollout in 2017, as well as a fixed virtual network operator (FVNO) license for 11.3 million dollars.

3.1.6.2   Senegal

The Telecom Services Market

Key macroeconomic indicators

	2016	2015	2014
Population (in millions)	15.4	15.0	14.5
GDP growth (in %)	+6.6%	+6.5%	+4.3%
GDP per capita (in dollars PPP)	2,578	2,456	2,349

Source: IMF, October 2016.

With a population of 15.4 million, Senegal is West Africa’s third-largest economy.

Number of mobile customers (in millions)

Source : ARTP, fourth quarter 2016.

* Penetration rate (as a % of the population).

The mobile market reached 15.2 million SIM cards in 2016, a slight growth of 1.5%, which means 227,000 more customers than in 2015, despite the implementation of compliance measures for subscribers bases, resulting in the termination of customers who did not fulfill the identification criteria as defined by regulating authorities. At the same time, the mobile penetration rate decreased from 100.0% in 2015 to 98.7% at the end of 2016.

The regulated mobile call termination rates dropped again in 2016 along with the reintroduction of asymmetry (from 12 to 9 CFA francs per minute for Orange and from 12 to 11 CFA francs for competitors).

Sonatel, an entity through which Orange operated in the country, secured in 2016 the renewal of its concession to operate its networks in Senegal for 17 years, and acquired spectrum to operate the 4G network.

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The competitive environment

Mobile market share

Source: ARTP, fourth quarter 2016.

The telecommunications market in Senegal comprises three players: Orange, Tigo-Sentel (subsidiary of the Millicom International Group) and Expresso Sénégal (subsidiary of Sudan Telecom). Despite a highly competitive market, notably for abundance offers and data services, Orange retained its first place in 2016, even though its mobile market share dramatically decreased owing to the termination of customers who do not satisfy the new identification criteria. This performance results from the strengthened commercial offers and activities, notably those developed around the mobile data services. With the democratization of smartphones, the development of the mobile network, the constant improvement of service quality and the enrichment of offers made it possible for Orange to benefit greatly from the explosion of mobile data applications.

Orange Senegal’s activities

Operating indicators

	2016	2015	2014
Number of customers (in thousands)	8,276	8,797	8,493
Fixed lines	278	283	291
Internet lines (ADSL)	98	101	105
Mobile customers	7,900	8,413	8,097
Mobile ARPU (in euros per month)	4.6	4.5	4.7

Source: Orange Senegal.

The number of Orange mobile customers almost entirely comprises prepaid options. After a growth of 3.9% in 2015, Orange’s subscribers base decreased by 6.1% in 2016 following the implementation of compliance measures for subscribers bases, resulting in the termination of more than customers who did not fulfill the new identification criteria.

Despite the decrease in the mobile subscribers base and the reduced average price for voice services following the increase in the level of free abundance offers, the ARPU remained fully stable compared with 2015 in view of, on the one hand, an enhanced monetization of mobile data applications and value-added services, and, on the other hand, the development of Orange Money. This relative stability for the ARPU is all the more notable in that it is part of contracting mobile call termination revenues impacted by the asymmetrical decrease of mobile interconnection rates.

The development of the mobile Internet offer continued in 2016 with the 3G and 4G Pass Internet options sold by retailers from 100 CFA francs. As for the Orange Money mobile payment offer, which had close to 1.1 million active customers at the end of 2016, or 14% of the mobile customer base, it fully benefited from the expansion of the partnership with new players in merchant payment and invoice payment as well as the launch of new offers, which led to significant growth in the volume of transactions (+73%) compared with 2015.

Distribution

Orange’s distribution network is made up of:

- one center bringing together the direct distribution network’s commercial activities around seven regional sales departments and managing 37 directly owned stores, 11 of which are in Dakar;

- and one branch dedicated to the development of sales by indirect networks, which notably comprise 116 Orange stores and 60,360 indirect partners (wholesalers - semi-wholesalers - retail vendors).

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3.1.6.3   Ivory Coast

The Telecom Services Market

Key macroeconomic indicators

	2016	2015	2014
Population (in millions)	24.3	23.7	23.1
GDP growth (in %)	+8.0%	+8.5%	+7.9%
GDP per capita (in dollars PPP)	3,581	3,359	3,141

Source: IMF, October 2016.

2016 saw the consolidation of economic gains and the pursuit of the private sector reforms of the National Development Plan covering 2016-2020, for a total cost of 30,000 billion CFA francs (45.7 billion euros). This plan, which includes 58 reforms as identified by the government, should help further improve the business environment in the country in 2017. The political and institutional environment should be strengthened with the establishment of the 3rd Republic in 2016.

Number of mobile customers (in millions)

Source: ARTCI.

* Penetration rate (as a % of the population).

Although during Q1 2016 two operators (Koz and GreenN) withdrew from the market, between 2015 and late September 2016, the mobile market grew from 25.4 to 27.5 million SIM cards, an increase of 8.3%. At the same time, the penetration rate increased significantly to 113.2%, notably following the expansion in the number of consumers with multiple SIM cards and the number of abundance offers, as well as falling communication prices and handset costs.

The competitive environment

Mobile market share

Source: ARTCI.

2016 was marked by a stronger competition, both in voice offers and mobile data offers. Within this context, Orange Ivory Coast successfully improved its market share, which stood at 45.2% at the end of 2016 (compared with 42.5% at the end of 2015), therefore consolidating its first place before MTN. This performance not only results from an active acquisition strategy, but also from the segmentation and differentiation of offers, including those developed around mobile data services.

The level of competition in the market should remain high in 2017 following the grant of the 4th global license to Libyan Post Telecommunication and Information Technology, as a substitute for the four smaller operators.

Orange Ivory Coast activities

Operating indicators

	2016	2015	2014
Number of customers (in thousands)	12,754	11,111	9,166
Fixed lines	278	264	231
Internet lines (ADSL)	69	49	39
Mobile customers (incl. MBB)	12,407	10,798	8,896
ARPU (in euros per month)	5.0	5.5	6.1

Source: Orange.

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The number of fixed lines of Orange Ivory Coast represents a low percentage of the total number of customers, due to strong competition from the growth of mobile. There was strong growth in the mobile broadband market, with the arrival of 3G.

In addition, Orange Ivory Coast had approximately 69,000 ADSL Internet customers at the end of 2016, an increase of 41%, thanks to the launch of a new ADSL range and the promotion that was led for Parents’ Day.

Distribution

Since the operational merger of Orange Ivory Coast and Côte d’Ivoire Télécom in 2010, Orange has had the leading network of retail stores in the country’s telecom sector, with a total of 137 of these, including 37 that were directly owned and 100 franchises at end 2016. Indirect distribution is managed through a network of 14 exclusive partners comprising close to 80,000 retailers.

In 2016, Orange Ivory Coast continued to offer training to its partners, to help them build their business skills. Outreach activities were also carried out among all the distribution network to support the growth of Orange Money’s services, including the rollout of Millenium kiosks.

3.1.6.4   Jordan

The Telecom Services Market

Key macroeconomic indicators

	2016	2015	2014
Population (in millions)	7.75	7.59	7.42
GDP growth (in %)	+2.8%	+2.4%	+3.1%
GDP per capita (in PPP dollars)	11,125	10,902	10,789

Source: IMF, Q3 2016 - figures excluding refugees and expatriates.

Number of mobile customers (in millions)

Source: TRC, Q3 2016 - figures excluding refugees and expatriates.

The mobile market grew from 13.8 million SIM cards at the end of 2015 to 16.7 million in 2016. The mobile telephone market increase was driven by competition, with abundance offers for data taking over from prepaid voice offers, together with the regular growth in broadband mobile services.

The competitive environment

Mobile market share

Source: TRC.

Jordan has three large mobile operators. Orange remained in second place in the mobile market, with a 32.4% market share. Strong competition continued to be the main trend in 2016, as all operators extended 4G offers and introduced mixed data and voice offers to take advantage of the tax rate difference between voice and mobile data.

Orange Jordan’s activities

Operating indicators

	2016	2015	2014
Number of customers (in thousands)	4,415	3,654	3,776
Fixed lines	404	430	433
Internet lines	202	214	206
Mobile customers	3,809	3,010	3,137

Source: Orange Jordan commercial base.

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Orange had a total base of 4.4 million customers at the end of 2016, including 3.8 million mobile customers. The mobile customer base increase is mainly due to the mobile data services growth following the replacement of fixed Internet with mobile broadband and the strong competition in fiber. Orange continued to roll out a full range of Internet services based on ADSL and fiber technologies and on the implementation of abundance offers to better meet customers’ expectations.

Distribution

Segmentation of distribution channels (as a % of customer acquisitions)

Source: Orange Jordan.

Indirect distribution is Orange Jordan’s main distribution channel, due to the fact that prepaid card sales represent the majority of its sales. Orange stores and customer contact centers make all sales in relation to fixed-line telephony services, ADSL, mobile and Enterprise. Orange Jordan has launched an online sales service since 2014.

3.1.6.5   Botswana

With three mobile operators (Orange Botswana, Mascom Wireless Botswana and Botswana Telecommunications Corporation Limited or BTCL), the mobile telecommunications market further grew in 2016, despite a high penetration rate. 2016 saw the admission of BTCL on the stock market, after the merger of its fixed and mobile operations under the Be-mobile brand to create a convergence operator named BTC, and the launch of Mascom’s 4G mobile services as well as the Flybox (mobile Internet router).

Orange remained in second place in the mobile market, with a market share of 32% (source: Botswana Communications Regulatory Authority), and a base of 906,000 subscribers at the end of the year (source: Orange Botswana).

Wholesale mobile services are provided by Botswana Fiber Networks (BoFiNet) and a newcomer, Liquid Telecom, in collaboration with the electricity operator Botswana Power Corporation (BPC).

Orange was the first mobile operator to launch 4G services and continued to expand its 4G coverage in 2016, which stood at 30% at the end of the year. Orange covers 55% of the population with its 3G services, and most of the population with mobile services (Source: Orange Botswana). The Orange Money solution maintained its position as a leading provider of mobile payment services, with a market share of 68% (source: Botswana Communications Regulatory Authority).

Orange has a distribution network of 15 stores around the country, plus an indirect distribution network made up of retail chains and wholesalers. At the end of 2016, the first Smart Store had been launched.

3.1.6.6   Burkina Faso

Burkina Faso holds a strategic geographic location at the heart of Western Africa, between Ivory Coast, Mali and Niger. The country has a predominantly rural population, estimated at 18.4 million. The country is characterized by a long period of political stability which has allowed average economic growth of 5.5% between 2011 and 2016.

The operator acquired in 2016 by Orange in Burkina Faso is the country’s second largest operator with almost 6 million mobile customers, a gain of 700,000 in 2016, and a market share of 36%. An increasing share of its subscriber base, one-third in 2016, is a consumer of data services. Mobile financial services are also booming with more than 3.4 million users at end-2016, which represents a market share of around 95%.

3.1.6.7   Cameroon

The telecommunications market in Cameroon grew by 4.6% despite a slight decline due to stricter regulations on subscribers’ identification.

Orange Cameroon finished 2016 with a base of 5.8 million active mobile customers, a decrease of 1.2 million compared with 2015, impacted by the implementation of the new regulations on subscribers’ identification.

In 2016, trends previously observed in the Cameroonian telecommunications market continued, such as greater competition, resulting in price pressure and a progressive substitution of voice and SMS applications by data communications and value-added services.

In response, Orange Cameroon launched a large program to expand its 3G and 4G coverage and upgrade its access network, with a view to align its network capabilities with new applications and the development of high- and very high-speed broadband.

Furthermore, Orange Cameroon consolidated its leading position in mobile payments thanks to the numerous innovations of its Orange Money service. An Orange Money Visa card was launched in December.

3.1.6.8   Guinea-Bissau

The mobile market in Guinea-Bissau, mainly focused on voice applications, continues to grow with a penetration rate of approximately 76.5% (source: TeleGeography). As the most recent entrant in a market shared by two operators, at the end of 2016, Orange confirmed its leading position in the mobile market in terms of volume and value. Orange Bissau had close to 600,000 active mobile customers at the end of 2016 (+7.3% compared with 2015), or a market share of 52%. Orange Bissau was the first operator to launch the 4G network in the Africa region at the end of 2015. Through the introduction of this new technology, Orange Bissau’s base had reached more than 58,000 mobile data subscribers at the end of December 2016, compared with 27,000 in December 2015. Orange Bissau is the leader on the Internet market.

3.1.6.9   Guinea-Conakry

Orange Guinea, the 4th company to join the telecommunications market in 2007, has maintained its leadership since 2013, closing 2016 with a market share of 57.6%, or more than 6 billion subscribers. Voice traffic still dominates mobile usage, but mobile Internet, value-added services and mobile payments are growing. As a result, the Orange Money service had a total of more than 509,000 active customers at the end of 2016. At the end of 2016, Orange was the

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only operator in Guinea-Conakry to cover all of the sub-prefecture capitals both in 2G and 3G. The operator has a direct distribution network comprising 22 branches and an indirect network of 250 stores.

3.1.6.10 Mauritius

Mauritius Telecom - Orange is the leading fixed-line (ahead of DCL) and mobile (ahead of Emtel and MTML) telecommunications operator in Mauritius (source: GSMA). The operator offers a comprehensive range of fixed and mobile data and voice services. It also offers convergence packages (voice, IP and TV) though its MyT service. The first operator to launch the 4G network and the Orange Money mobile payment service in 2012, Orange launched its fiber optic network (FTTH) with a flow rate of 10 to 100 Mbits/s in 2013.

In 2016 Mauritius Telecom - Orange saw its customer base grow across its Internet (8.1%, or 198,000 broadband customers), mobile (+4.7%, or 934,000 customers), and fixed (+0.5%, or 367,000 customers) segments. This growth strengthened Mauritius Telecom - Orange’s leadership position in the market. In addition to the Cloud offers for companies, the operator has an enriched TV selection, which enables it to be the leader in Pay TV with more than 134,000 customers (+12.6%).

The company also delivers global connectivity via the Sat 3/WASC/SAFE, LION/LION2, Eassy, and GIE fiber optic submarine cables. Mauritius Telecom - Orange also has a presence abroad through its investments in Orange Madagascar, CSL Madagascar, and its stake in TVL, the incumbent operator in Vanuatu.

3.1.6.11 Iraq

At end-2016, Iraq had a population of 38.1 million inhabitants (source: GSMA, March 2017). In the third quarter of 2016, the mobile services market totaled 32.3 million users, which resulted in a penetration rate of 84.6% (source: GSMA, March 2017). In 2011, the Orange group acquired a 20% minoriy stake in the Iraqi operator Korek Telecom, which holds 2G and 3G mobile licenses. The economic conditions changed drastically from June 2014 with the start of the civil war in the northern and eastern parts of the country, with security problems affecting the expenditure and consumption of Iraqi citizens as well as Korek Telecom’s operations. At end-2016, Korek Telecom’s active customer base totaled 7 million customers.

3.1.6.12 Liberia

Liberia has 4.6 million inhabitants, with a mobile penetration rate of 70%. In April 2016, Orange Ivory Coast, a subsidiary of Orange Group, acquired the operator Cellcom in this country. Cellcom is the leading mobile operator in the market, with more than 1.5 million mobile customers, before MTN, which launched a second brand called Novafone. Despite the strong market competition and a fragile economic environment, Cellcom’s revenues grew by 3,8% in 2016. Cellcom’s success lies in new attractive offers launched in 2016. 2016 was also marked by the launch of d’Orange Money in April and that of 4G/LTE, which propelled it to the leading position in data communications.

3.1.6.13 Madagascar

2016 was marked by the improvement of the country’s political situation and the disbursement of international aid, including the grant of 9.7 billion dollars in funds to support the economic recovery. In addition, the implementation of the budget program and a conservative monetary policy should make it possible to strengthen this stability and to lay the foundations for sustainable growth. At the end of 2016, the mobile penetration rate was 23.4% of the population (source: GSMA), an increase of 1.3 points compared with 2015.

In Madagascar, Orange holds a global license (2G, 3G and 4G). While its mobile customer base remained stable compared with 2015, Orange strengthened its leading position in the 3G and 3G+ very high-speed broadband mobile Internet market, notably for businesses, by capitalizing on the quality of international connectivity provided by the LION cable. Benefiting from an attractive business policy and the quality of its customer experience in data communications, Orange draws on its network covering 68% of mobile data customers (source: Communication Technology Regulatory Authorities).

The Orange Money service confirmed its growth dynamic in 2016, increasing its active customer base by more than 23.4% compared with 2015, which generated about 555.7 million euros in transactions (source: Orange).

3.1.6.14 Mali

In 2016, the telecommunications market continued to see a decrease in the mobile penetration rate, which stood at 102% at the end of 2016, or a reduction of 17 points compared with 2015 (Source: Orange Mali estimates). This trend results from the implementation of new identification rules for subscribers, which came into force at the end of 2015.

Orange, as the second company to join the mobile market, still managed to maintain its leading position in this segment, with a market share of 59.3% (source: Orange Mali estimates). The other operators in this market are the incumbent operator Sotelma, held by Maroc Télécom, and the Planor-Monaco Télécom International consortium operating through the Malian operating company Alpha Télécommunication Mali SA (Atel-SA).

At the end of 2016, Orange Mali’s network covered about 95% of the population and 46% of the country and had a base of 11.3 million active mobile subscribers, of which more than 99% were prepaid customers. Their uses mainly cover voice, mobile Internet and mobile payment services. Launched in June 2010, Orange Money service had 3.5 million customers at the end of 2016 (compared with 3.4 million at the end of 2015). The broadband Internet customer base, which included close to 191,000 subscribers at the end of 2016, grew by more than 15% compared with 2015.

3.1.6.15 Morocco

In 2016, the telecommunications market in Morocco was marked by a significant drop of 15% in average prices for mobile services, which led to a 12% increase in average usage per customer (source: ANRT, 4th quarter of 2016). However, for the first time in several quarters, the new rules for the approval of offers by regulatory authorities helped increase prices during the 3rd quarter of 2016. The Internet market’s dynamics continued in 2016, with an increase of the penetration rate from 43% at end-2015 to 50% at end-2016, mainly resulting from mobile Internet growth, which accounted for 93% of Internet access and with an increase of 18.6% in users in 2016 (source: ANRT, 4th quarter of 2016).

Orange is present in the Moroccan market through a subsidiary that, after having operated under the Meditel brand, has been marketing its services under the Orange brand since December 8, 2016. Orange Morocco, which had a base of 13.9 million mobile subscribers at the end of December 2016, saw, in 2016, its mobile market share increase to 32.8%, up by 0.9 percentage points (source: ANRT). Hence, Orange Morocco confirmed its 2nd place in the market,

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behind Morocco Telecom and before Wana Telecom, whose mobile market shares at end-2016 were 44% and 23%, respectively. In addition, the number of Orange Morocco mobile Internet subscribers stood at 3.8 million at the end of December 2016, which represents a market share of 23.8% (source ANRT).

Among the highlights for 2016, Orange Morocco notably:

- reviewed its residential and B2B offers in accordance with new regulatory guidelines, and ended the marketing of its unlimited offers;

- submitted a complaint to the ANRT against IAM for anticompetitive practices in the context of unbundling;

- reestablished on November 4, as instructed by the regulatory authorities, VoIP, which had been interrupted since January 1, 2016, which accelerated the decrease in outgoing and incoming international traffic;

- transferred all of its business activities and offers from the Meditel brand to the Orange brand;

- continued to provide innovative and attractive support for the development of the contract market.

3.1.6.16 Niger

The most recent company to join the mobile market, Orange Niger is the second-largest operator, with a mobile market share of 29.5% (source: Orange estimates). This position remained unchanged despite the establishment of the public operator Niger Télécom, which resulted in an alliance with Sonitel and Sahelcom at the end of 2016.

At the end of 2016, Orange Niger’s base comprised 1.6 million active mobile customers with a coverage of 82% of the population. As the first operator to have launched the 3G network, from 2011, Orange Niger is also leading the broadband mobile Internet market.

Orange Niger’s business activities draw on a direct distribution network of 10 stores, in addition to an indirect distribution network comprising 28 distributors and more than 22,000 points of sale across the country.

3.1.6.17 Central African Republic

The growth of telecommunications, the potential of which is significant as the penetration rate remains low, is still affected by the country’s challenges (strong inflation, infrastructure deficiency), particularly due to the conflicts that have been known since 2013.

Orange is the most recent company to join the market, which comprises four operators. Orange has more than 400,000 active mobile subscribers, most of them being prepaid customers. After being the first operator to launch the 3G network in 2013, Orange has provided the four main cities of the country with mobile data services through its positioning in offers to companies, organizations and international military forces. In addition, Orange is the only operator to provide mobile payment services since it launched its Orange Money offer in 2016.

Orange Central African Republic has the second-largest distribution network in the country in terms of scale, with a total of 109 sites, and draws on direct and indirect distribution channels comprising 30 distributors and 8,000 resellers.

3.1.6.18 Democratic Republic of the Congo

The Democratic Republic of the Congo has a population of 84.1 million, putting it in fourth place in Africa in terms of population (source: IMF, October 2016). However, the mobile penetration rate is only 36% (source: Telecommunications and Postal Services Regulatory Authority of Congo, Q3 2016), which is a much lower level than that of most neighboring countries.

In 2016, the country’s overall economic environment was marked by difficulties, notably following the depreciation of the Congolese franc compared with the American dollar (two currencies used in the Democratic Republic of the Congo) and the expected institutional changes, notably the delay in the presidential elections that were initially due in November 2016.

In a context of weak mobile penetration representing a huge potential for growth, Orange, which already held a 2G and 3G national license, strengthened its position in 2016 by acquiring the operator Oasis in April 2016, which was operating under the Tigo brand. Through this acquisition, Orange managed to further develop its market position by reaching second place in terms of mobile market share, with 30.8%, or 1.6 point behind the leader, and by becoming a leader in the mobile Internet segment, with a market share of 41.6%, far ahead of its competitor AIRTEL at 32.7% (source: Telecommunications and Postal Services Regulatory Authority of Congo, Q3 2016).

The number of Orange mobile customers, which stood at 5.3 million at the end of 2015, reached 7.3 million at the end of 2016, or an increase of 38%, mainly due to the purchase of Oasis. On a comparable basis, the customer base is in fact down 27% considering the negative impact of the depreciation of the Congolese franc and the law on subscriber’s identification, which significantly slowed down acquisitions, particularly during the first half of 2016. In this context, Orange DRC’s revenues contracted by 10% during 2016.

3.1.6.19 Sierra Leone

Sierra Leone has 6.4 million inhabitants, many of which live in rural areas. The country’s GIP grew by 4.3% in 2016, with an inflation of more than 9.7% (Source: IMF. October 2016). Its economy has been weakened by its dependency on the US dollar.

The subsidiary was acquired by Orange in July 2016. It has 1.5 million customers. As population’s mobile coverage and mobile penetration rates are low, the country therefore has a strong growth potential. In an environment where the percentage of people with bank accounts is low, almost one out of two customers is involved in Orange Money’s activities. Ultimately, international communications, liberalized in April 2016, offer a growth opportunity.

3.1.6.20 Tunisia

Orange Tunisia is the 3rd largest fixed and mobile operator in Tunisia which, since it joined the mobile market in 2010, has established a strong position in the 3G segment. Orange Tunisia’s strategy, focused on developing data services, continued in 2016 through the launch of 4G.

At the end of 2016, Orange Tunisia had 4.3 million mobile customers (an increase of 316,000 customers compared with 2015), or a mobile market share of 26% (source: Instance Nationale des Télécommunications (INT)), an increase of 3 points compared with the end of 2015. In addition, the company confirmed its leading position in the mobile Internet segment, with a market share of 40.1% (source: INT).

Orange Tunisia’s growth strategy is based on an innovative and diverse commercial offer, particularly in the prepaid mobile and mobile Internet segments. This dynamic was strengthened in 2016 through the launch of number portability, which allowed Orange Tunisia to acquire 27,000 new mobile numbers, or 58.5% of the total number of portabilities carried out. In addition to the continued development of distribution, as regards technical developments, 2016 saw the successful rollout of 4G and the continuation of the plan for extending and densifying the network.

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3.1.7    Enterprise

3.1.7.1   The market

Orange Business Services brings together the expertise and know-how of Equant, Orange and of its subsidiaries, and operates worldwide under the Orange brand across the whole business communications and IT services market. This market is part of the broader Information and Communication Technologies (ICT) sector, which includes technologies used to process and send information. Worldwide this market represented nearly 1,300 billion euros in 2016, with telecommunications accounting for slightly less than 40% of this total:

Breakdown of global business communications and IT services market in 2016, in value (%)

Source: Gartner.

Orange Business Services offers a range of services to key accounts, local authorities and SMEs in France, as well as to multinationals around the world, supporting their digital transformation and the implementation of their communication projects. To achieve this, and thereby become the trusted partner in the digital transformation of its customers, Orange Business Services offers a full range of services, primarily in the fixed-line communications and IT services markets.

Worldwide, the contraction in fixed-line connectivity services (voice and data), on one hand, and the sharp increase in IT services, on the other hand, led to overall market growth of approximately 3%, at constant exchange rates, in 2016:

- the connectivity market continued to decrease in 2016, with a contraction between 2 and 2.5%, at constant exchange rates. The decline in the legacy voice and data markets was only slightly offset by the demand for IP VPN networks and broadband and very high-speed broadband networks, particularly Ethernet;

- the IT services market grew by about 4.5%, still at constant exchange rates, with the various services - consulting, integration, outsourcing, product support - all contributing to this growth.

In France, the market continued to grow in 2016 at a rate of more than 1%. The ongoing decline in the fixed-line voice market together with the erosion of the fixed-line data market, were largely offset by the growth in the IT services market:

- the Enterprise network services market continued to decline, by around 4% in 2016. The fixed-line voice market continued to contract, due to the lower number of accesses, the erosion of prices, technological migration (SIP) and substitution by other methods of communication (mobile telephony, unified communications, email, OTT services Over-The-Top, etc.). Also, the data market continued to fall as growth in the broadband and very high-speed broadband markets did not offset the sharp downward trend in the legacy services market, along with the decline in the MPLS networks market;

- the IT services market saw an acceleration of its growth, which amounted to about 3% in 2016. This growth, which was continually revised upwards during the year by analysts and industry associations such as Syntec Numérique, reflects the healthy state of the consulting, integration and outsourcing services markets.

In terms of the business market, the major trends are as follows:

- the boundaries between the various players, telecommunications operators, integrators, editors, etc. are blurring due to the commoditization of the networks and convergence: operators are offering advanced communication services that are increasingly integrated into businesses’ information systems, and are entering into direct competition with integrators, editors and players from the Internet world (including OTT). At the same time, Internet companies are enhancing their IT services with network solutions to take advantage of the rise in new usages such as Cloud Computing; or providing value-added offers integrating an increasing number of communication components above the network (unified communications);

- confronted with new mobility-related usages within businesses (BYOD, Bring Your Own Device or BYOA, Bring Your Own Application for instance), both operators and integrators are updating their services line-up to meet customers’ needs as regards administration, security, applications, and value-added services;

- regional expansion is another growth driver, both for operators in advanced economies that extend to emerging or developing countries and operators from these countries that secure market shares in advanced countries;

- lastly, companies may turn to acquisitions and partnerships to speed up their transition to new business models, whether via acquisitions or partnerships.

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3.1.7.2   The competitive environment

Orange’s main competitors on Enterprise market are:

- telecommunications operators:

- SFR Business, the Numericable-SFR group entity operating the Enterprise business: SFR Business offers a range of fixed-line, mobile and Internet solutions, and now works in tandem with Completel, since the merger-acquisition of SFR by Altice/Numericable, and also provides IT services, in particular following the purchase of Telindus France,

- alternative local loop operators like Colt, that can target French companies as well as multinationals,

- global telecom services operators, such as BT Global Services, Verizon Entreprises, AT&T Business Services, T-Systems, NTT Communications and also Telefónica Business Solutions (which operates in France via Telefónica Global Solutions France, its joint-venture with Bouygues Telecom): they offer global distributed services for multinational companies worldwide. In addition to their international service offers, these operators can also carry local and national calls in France by using the Orange network’s interconnection services,

- national telecom operators expending internationally, such as the American Zayo, which made France the bridge to its growth in Europe and operates via Zayo France, created in 2014 with the acquisition of Neo Telecoms,

- international carriers from emerging countries like Tata Communications, PCCW, SingTel and China Telecom, that build hybrid solutions based on their own networks and combined with third-party operators’ solutions that they manage themselves,

- incumbent operators in some countries;

- network integrators and managed service providers with which Orange works in “coopetition” (a combination of cooperation and competition) - especially for companies developing a multi-provider approach such as Spie ICS (previously Spie Communication) and Dimension Data;

- players such as IBM, HP Enterprise, Atos, Capgemini, Econocom as well as Sopra-Steria, which specialize in supporting companies through their IT transformation projects; the main service categories in which these companies are positioned include network integration, infrastructure management, outsourcing, third-party application maintenance (TPAM), consulting and engineering;

- Internet companies or niche market specialists that offer VoIP, messaging, and Cloud Computing services: Microsoft Skype or Azure, Amazon Web Services, Google or Salesforce.com which operate globally, and the American specialist in network virtualization, Masergy, or the French hosting services provider OVH. It should be noted that the competitive position of OVH improved in France, with the creation of the wholesale operator Kosc Telecom. The latter resulted from the purchase of Completel’s DSL network, acquired by OVH through the Kosc consortium;

- major software suppliers that offer their applications online as services, like Microsoft, Oracle, SAP.

3.1.7.3   Orange Business Services activities

Orange Business Services is positioned as a reliable partner to support customers with their digital transformation in France and internationally. Orange Business Services activities focus on five key challenges for its customers:

- the need for good connectivity at the right time, whether fixed or mobile;

- evolving towards more mobile and effective working methods based on unified communication and collaboration solutions or the popularity of smartphones and tablets in the corporate world;

- the need for more flexible IT infrastructures, thanks to virtualization technologies and IT services provided upon request (as a Service);

- the use of the Internet of Things, data analytics and multichannel contact centers to improve business performance.

Orange Business Services meets these requirements with a particularly close eye to the security of its customers’ data and information systems through its subsidiary Orange Cyberdéfense, which has more than 1,000 experts working on the topic.

Operating indicators

	2016	2015	2014
France + International (number of accesses in thousands)
Number of IP-VPN accesses	352	349	345
France (number of accesses in thousands)
Enterprise telephone lines (PSTN)	2,818	2,961	3,161
IP-VPN accesses	296	294	294
XoIP	95	89	87

Source: Orange.

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Key operating indicators related to business communication services

Name	Definitions	Product lines
IP-VPN access (France + International)

Number of IP-VPN (IP Virtual Private Network) accesses marketed by Orange Business Services in France and internationally. These accesses allow companies to pool their applications and introduce new ways of using them (VoIP/IP Telephony).

IPVPN France, IPVPN International.
Enterprise telephone lines (PSTN)	Access to the Switched Telephone Network (STN), from analog lines or digital lines.	Analog lines, basic access, primary accesses.
Permanent access to data networks

This indicator essentially covers IP-VPN and some of the XoIP offer in France:

- broadband Internet accesses combined with a set of ready-to-use services (Business Internet Office and Business Internet), mainly for SMEs;

- broadband Internet and VoIP accesses (with or without Centrex, freeing customers from telephone switchboard maintenance and management constraints) for businesses with independent sites;

- accesses to businesses’ IP Virtual Private Networks in France.

Business Internet, Business Internet Office, Business Internet Voice, Business Internet Centrex, IPVPN France, Ethernet.
XoIP offers

This indicator covers:

- broadband accesses offering a Voice over IP service, with or without Centrex, for companies developing on independent sites;

- managed telephony over IP solutions that use an existing IP-VPN. These solutions enable networking of work stations, voice transfer and IP-STN connectivity.

Business Internet Voice, Business Internet Centrex, Business Talk IP, Business Talk IP Centrex.

Offers

Orange Business Services offers a wide range of products and services on the French market, from the market for professionals to major accounts, as well as for multinationals operating abroad. Orange Business Services’ solutions, including those that are packaged or tailor-made and using different methods such as integrated, managed or Cloud, are aimed at accompanying businesses in their digital transformation. These solutions are based around five key challenges for businesses:

- connecting people, sites and machines at the right time, using a robust and secure high-performance network;

- fostering more mobile and effective working methods between employees of the Company, through unified and collaborative communication services;

- contributing to more dynamic company operations and processes via innovative, enduring solutions geared towards performance;

- offering free-flowing exchanges with business customers to ensure exemplary follow-up and support;

- working with an operator that is a reliable partner able to accompany the business in its development plans and objectives, with more flexibility thanks to Cloud infrastructures.

To meet these needs, Orange Business Services has structured its portfolio of offers around three main types of products and services:

- telephony (traditional and IP) and audio conference services;

- network offers, including certain service guarantee levels (mobile and fixed-line connectivity, data transfer, hybrid networks, fixed-line and mobile convergence offers);

- IT service offers and integration solutions, including:

- unified communication and collaboration services (interoperability between telephony, messaging and video conference solutions, in triple play or quadruple play),

- IT/Cloud solutions (virtualization, systems integration, business applications, API, building blocks for connected objects, Big Data and analytics),

- managed and integrated or Cloud security solutions covering infrastructures and users (safe work environments and infrastructure, cyber defense, management and governance), supervised from a Cybersoc (security operations center),

- consulting and customer services (analysis of needs, solutions architecture, deployment and installation support, user training, administration of services and solutions) in various areas: switching to “all-IP”, adopting Machine to Machine and the Internet of Things, supervising and managing quality of service, switching to Cloud infrastructure solutions, digital transformation of businesses.

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These offers are also used to develop cross-sector business solutions (finance, transport, energy, government and public sector, geolocation and fleet management, etc.).

Distribution, operations and partnerships

The market comprising professionals, very small companies and SMEs is managed by a country-wide commercial branch network which, via sales personnel dedicated to a portfolio of customers and/or telephone advisers, promotes and sells solutions, updates customers on the status of their orders, and endeavors to provide top-quality service.

In the large corporate accounts market, Orange Business Services canvasses, advises and supports its customers by providing a range of solutions and expertise to assist them in their development in France and worldwide. Dedicated sales teams work in close collaboration with customers in pre-sales, both during the sales process and after-sales, to ensure Orange Business Services represents a reliable partner in their digital transformation. They also promote partnership-based approaches. Lastly, companies can manage their contracts and place orders in real time using the Orange website.

Orange Business Services also relies on international partners to supplement its offer and geographical coverage in areas where its customers operate and where its presence does not offer a comprehensive solution. Orange Business Services is working to build this type of partnership in the most developed markets, preferably with the leading operator or its direct competitor, like NTT Communications in Japan or AT&T in the United States.

The Customer Service & Operations Division (CSO) is responsible for the production and maintenance of solutions worldwide. Backed by its geographical reach, the CSO supports customers in managing the rollout of their network and IT projects and in the daily operation of their services, including on-site call-outs. In some countries, CSO uses local partners for local rollouts and to supply equipment. CSO structures its operations using standardized processes and tools in order to monitor and support its customers round the clock: two Customer Service Units (CSU) for French customers, and five Major Service Centers (MSC) located in India, Egypt, Brazil, Mauritius and France, serving international customers. This system, together with network redundancy, ensures service continuity for customers, especially in the case of exceptional events (natural disasters, political events, or a cut of submarine cables).

Orange Business Services works in close cooperation and bilaterally with major technology players, such as Cisco, Microsoft, Alcatel-Lucent, EMC, Avaya, Juniper, Polycom, Netapp, VMWare and Genesys, or with members of the mobile industry, such as Samsung, Apple and Blackberry. Orange Business Services also forms partnerships with service companies, such as Akamai or GFI, to develop a joint sales approach and offer innovative solutions to its customers. 2016 saw the development of partnerships with French digital services companies such as Altran, CGI, Sopra-Steria and Proservia and IT integrators such as TechMahindra or Infosys. Also of note was the strengthening of the technology partnership with Huawei in the Cloud and Big Data spheres, and the expansion of the partnership with EMC across the consolidation scope of Dell (servers and workspaces).

3.1.8    International Carriers & Shared Services

3.1.8.1   International Carriers

The market

The global international voice market was estimated at 550 billion minutes in 2015. Its growth was slowed down by the increase in the “on-net” traffic of OTTs, but remains positive thanks to the development of mobile telephony (in particular in Africa and through the development of VoIP).

The wholesale of voice and data traffic, as well as the provision of transmission means, accounted for approximately 65% of the total international voice market and was estimated at 360 billion minutes in 2014 (source: Telegeography 2016).

There were over 1,400 operators in the mobile market in 237 countries (source: GSM Association), including 581 commercially operating 4G/LTE networks in 186 countries (source: GSA January 2017).

The competitive environment

Wholesale operators can be divided into three types - global wholesalers, multinational retail operators and regional or specialist players:

- global wholesalers have the critical mass needed to obtain the most competitive rates and to pass them on to their customers: TATA, BICS and iBasis are the main global wholesalers;

- multinational retail operators aim to optimize their end-customers’ traffic and generate revenues and earnings in addition to those from their retail traffic. Orange, Vodafone, Telefónica, Deutsche Telekom and Telia Sonera are among the main ones;

- lastly, regional and specialist players focus on a particular geographical area or offer voice or data services, for which they generally offer competitive rates. These primarily include Interoute, Primus, Citic, and Calltrade.

The wholesale market’s customer base comprises voice market specialists (call-shop, prepaid cards), domestic retail carriers (including MVNOs), and Internet service providers. International carriers also sell wholesale traffic to each other.

International Carriers’ activity

Orange’s International Carriers’ activity is based on a major long-distance network infrastructure and offers a broad range of solutions on the international market.

Its presence in both the retail and wholesale markets means it can develop solutions that are particularly well adapted to the needs of the retail operators. Orange has more than 1,000 customers, which include fixed-line and mobile operators and Internet service, content and OTT providers.

The Orange group is unique in that it is very involved in the design, construction and operation of submarine cables. With its ownership or co-ownership of several submarine cable systems, the Group ranks among the world’s largest owners of submarine lines. This has enabled it to satisfy the increase in transatlantic traffic.

The Group’s wholesale activity is based on:

- a seamless global network and an IPX protocol network supporting voice and data with points of presence around the world;

- a global network of dedicated IP routes with end users in more than 220 countries, connections to more than 200 Internet service providers, and connectivity in over 100 countries in a single IP network hop (Autonomous System);

- 99.99% network availability, 24/7 centralized network supervision.

The volume of voice traffic in the International Carriers business decreased by around 4% in 2016, and there was also a sustained increase in data traffic.

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Offers

Voice Services

Orange’s voice network has switched or all-IP routes to 400 operators, coverage in more than 1,500 destinations, and 24/7 technical support.

Services to Mobile Operators

Orange helps 185 mobile operators worldwide by providing interconnection, roaming, SS7 signaling and Diameter services, together with value-added services and GRX/IPX transport. Orange also supplies Roaming Hub, 3G/4G voice and SMS Hub solutions and operates voice/data roaming.

Orange’s International Carriers Division provided 4G roaming connectivity, on IPX, to a growing number of operators and continues to expand its coverage. This offer allows mobile operators to provide their customers with a 4G roaming service).

Orange is involved in the development of GSMA standards with the Open Connectivity offer. It has expanded its LTE connectivity directly and via peering agreements. The International Carriers Division provides secure OTA (Over The Air) mobile management and A2P (Application to Person) messaging solutions.

Internet and Transmission Services

Orange’s adjustable solutions meet the specific needs of Internet service providers and content providers. The offer includes a wide range of connection options in Europe, Africa, America and Asia. Commissioning of the SMW5 (between Singapore and marseille) and ACE (along Africa’s Eastern coast) submarine cables contributed to strengthening this offer.

In June 2016, Orange opened the first very high-capacity IP point of presence (PoP) in the Middle-East. This new service located in Amman (Jordan) offers better Internet connectivity in the region by providing faster connection speeds and enhanced security.

To provide customers with enhanced security, the Transit Internet solution offers as an optional service a protection against denial of service attacks (OTI DDOS protection).

Convergence Services

Orange provides IPX solutions through its Multiservice IP eXchange offer. This service gives operators access to voice and mobile data services over a single connection. It can also optimize quality of service and network costs.

Anti-fraud Services

The @first (anti fraud interconnect roaming & security of transactions) offer is a comprehensive anti-fraud system, which protects traffic and interconnection revenues. The offer includes by-pass anti-fraud services, revenue assurance services and quality of service improvements as well as securing financial transactions. Initially based on test calls, the offer was enhance at the end of 2015 with a Big Data type profiling solution and, at the end of 2016, with a by-pass anti-fraud shield to bypass fraudsters’ countermeasures. @first is designed not only to combat voice fraud, but also SMS fraud, in addition to the SMS Control solution.

Orange Marine

Orange Marine is a major player in submarine cables, from the early research and engineering stage through to the setting up of intercontinental connections and the maintenance of existing cables. Orange Marine has installed a total of more than 160,000 kilometers of fiber optic submarine cables across all oceans. The vessels carried out close to 540 repairs on defective cables, some of which were performed 5,500 meters deep. The Orange Marine fleet currently comprises six vessels, which represents 15% of the worldwide fleet. It is one of the world’s most proven fleets.

3.1.8.2   Shared services

Orange continues to develop new growth activities, related to its core business line, that add value, in the fields of content distribution and audience monetization.

Content

Orange’s content strategy is primarily based on developing partnerships with rights holders and service publishers. Orange is mainly focused on its role of aggregator and distributor by referencing the best entertainment services on offer to its customers through its broadband networks.

The Group focuses on picture and sound quality, as well as on multi-screen on-demand uses. Hence in 2016, Orange launched a new Livebox in France, offering an richer content experience through access to ultra-high-definition content and several virtual reality services.

In Europe, the Group is pursuing its rollout strategy for content services, including around TV, a key element of convergence offers. In Spain, Orange is marketing TV channel selections, including football offers, the distribution rights for which have been renewed since the 2016/2017 season. This TV strategy is also being developed in other regions in Europe.

In Africa, Orange launched the IPTV in Ivory Coast at the end of 2016 and secured in mid-December a paying TNT license via a joint venture with its partner Canal+ Overseas.

As regards edition, Orange focuses its efforts on France with its OCS premium service (e.g. Orange Cinéma Series), whose new and exclusive programs are available on linear broadcasting form and on demand across all screens. OCS is offered by most distributors in France and is now available in direct distribution on the Internet (OTT) beyond the traditional distribution via FAI or satellite operators.

In the video on-demand (VOD) segment, Orange offers the programs of the main rental and permanent download (EST) catalogs.

For music, Orange continues to innovate in the music streaming segment, in partnership with Deezer since 2010 and through the rollout of its Orange Radio service in the OMEA zone. 2016 was marked by the growth of the number of Orange’s paying customers in France using the Deezer service.

In the highly innovative gaming sector, the streaming game offer on Orange TV confirmed its growth. Over 200 games are now available on an unlimited basis as part of the Pass Famille offer in France, with no need to have any terminal other than the Orange box and a game controller.

On mobile, the success of the unlimited contract and Freemium games is growing with the opening of a new service in Spain and a very sustained growth in African countries.

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For the fifth year running, Orange presented major innovations in video games at the Paris Games Week. Orange’s activities in the fields of virtual reality and eSport were also presented during the event.

Content services helped to promote very high-speed broadband, fiber and 4G offers.

Viaccess Orca

Viaccess Orca, a subsidiary of Orange, designs and markets innovative solutions for distributors of digital content (pay TV, video on demand), enabling them to monetize premium content and the user experience in a multi-network and multi-screen environment. Its portfolio includes the protection of content rights, service platforms, and user commitment management solutions (introductory and recommended content solutions).

3.1.9    Orange Bank

In October 2016, Orange acquired 65% of Groupama Banque, which became Orange Bank at the start of 2017. The Orange Bank services will be marketed in France in the first half of 2017. This offer will gradually provide a full range of banking services (means of payment, current account, savings, credit facilities) and will be accessible via mobile phone, online and in the Orange France distribution network.

3.2  Network and real estate

3.2.1    Network

3.2.1.1   Overview

At the end of 2016, Orange operated networks in almost 30 countries to serve its customers in the consumer market and in approximately 200 countries or territories to serve its business customers. These networks enable Orange to provide its customers with ever greater and enhanced connectivity wherever it operates.

In order to provide this enhanced connectivity, investment in networks is designed to improve the Orange networks in a number of respects:

- the development of very high-speed broadband (FTTH and 4G), increased data transfer volumes and reduced connection latency;

- implementation of the program to switch all services over to the IP infrastructure (“all-IP” program);

- preparation of the gradual virtualization of network control functions (“programmability”);

- automation of network operation and implementation of mechanisms to personalize the quality of service provided to each customer in line with his or her expectations.

The network architecture is broken down into:

- access networks (fixed or mobile);

- national and international transmission networks;

- IP transport networks;

- service control networks.

3.2.1.2   Fixed access networks

Analog access and ADSL/vDSL broadband access

Orange is a copper access network operator in France, Poland and various countries in Africa (Ivory Coast, Jordan and Senegal).

Analog voice access services are provided to more than 12 million customers in these countries.

Fixed broadband ADSL/vDSL access (for voice applications, Internet access and television) is available:

- in France and in Poland, with cover approaching 100% on the incumbent local loop;

- in MEA countries where Orange is the operator on the copper local loop;

- in other countries (for example Egypt, Spain and Slovakia), using the local loop of the incumbent operators, whether unbundled or via bitstream-type offers;

- in Belgium, broadband offers are marketed using the cabled network of third-party operators.

FTTH very high-speed broadband access

FTTH fiber optic access can extend the available broadband ADSL/vDSL service offer to include upstream and downstream very high-speed broadband (of 100 Mbits/s and more), with improved performance, in particular response time.

In France, for several years Orange has deployed point-to-multipoint FTTH architecture that uses GPON technology, which can pool several very high-speed broadband accesses on a single fiber without affecting each access point’s capacity for increasing speed.

FTTH rollout started in 2007 in several major French cities and was then expanded to other large cities. During the years 2011 and 2012, Orange entered into sharing arrangements with other telecoms operators to speed fiber optic rollout. At end-2016, Orange’s fiber had been rolled out to 1,000 municipalities, including about ten with 100% fiber, and more than 6.5 million eligible homes.

In Spain, the FTTH network offered connectivity to over 9.6 million households. A FTTH fiber network was also rolled out in Poland, with connectivity offered to some 1.5 million households at the end of 2016, as well as in Slovakia, where connectivity was offered to some 349,000 households at the end of 2016. The FTTH rollout also began in Jordan and Ivory Coast.

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Fixed Radio Access

In a number of different countries, fixed services are available through UMTS, Wimax (Romania and Africa), and CDMA (Poland and Senegal) radio access. These services are migrating to the 4G (LTE) technology.

3.2.1.3   Mobile access networks

The GSM (2G), UMTS (3G) and LTE (4G) access networks support faster data and voice communication services of up to several dozen Mbits/s that can be used to send and receive large files (audio, photo and video). The group operates a mobile network (2G/3G/4G) in each of the countries where it offers consumer telecommunications services.

2016 was marked by:

- increased growth of uses and traffic, across the group’s networks. To anticipate this growth, which will continue over the coming years, the group invested in its networks to increase their capabilities and performance;

- continued rollout of 4G/4G+ networks in Europe to increase the coverage of the population and speeds. For example, Orange Belgium and Orange Polska offer a 4G coverage to 99% of the population;

- continued rollout of 4G networks in the MEA zone, with commercial openings in about ten countries in 2016;

- the start of the rollout of a radio network for the Internet of Things, using the LoRa (Long Range) technology, in 18 urban areas in France.

3.2.1.4   Transmission networks

Domestic networks

This infrastructure is primarily made up of fiber optic, but it also contains microwave links, especially for alternative or purely mobile networks in MEA countries.

Optical links offer a bandwidth of up to 100 Gbits/s per wavelength, and Dense Wavelength Division Multiplexing technology (DWDM) makes it possible to have 80 wavelengths per fiber. Orange is one of the world leaders in the use of advanced optical functions in order to have a more flexible transmission network. For example, the first of its kind worldwide, it deployed a 400 Gbits/s per wavelength optical link between Paris and Lyon in 2013.

Furthermore, Orange offers direct connections by fiber optic to business customers, providing them with very high-speed broadband services.

WidE Long-distance Domestic Optical Network (WELDON) in France

Rollout of the WELDON network (WidE Long distance Domestic Optical Network) began in April 2012 and aims to upgrade the entire existing long-distance network, while extending its scope to serve Frankfurt, London, Barcelona and Madrid to submarine cable stations, and other areas neighboring France as needed in future.

WELDON uses the latest WDM technology and offers enhanced connectivity at speeds of at least 100 Gbits/s per wavelength and up to 88 wavelengths per cable.

International transmission network

This international network is based on two networks connected to the WELDON network: the North-American backbone served by the two arms of the TAT-14 transatlantic cable system and the Asian backbone in Singapore served by the SEA-ME-WE3 and SEA-ME-WE4 submarine cables.

Satellites

Satellite communications are used by Orange to support global network connections for the French overseas territories, IP or voice connectivity with other carriers, and VSAT (Very Small Aperture Terminal) services for Orange Business Services’ terrestrial or maritime business customers. To provide those services, Orange purchases space segment from satellite operators (such as Eutelsat, Intelsat, SES and Arabsat).

Submarine cables

In order to accommodate the increase in international telecommunications traffic, Orange has invested in a number of submarine cables through:

- participation in a consortium to build a cable that Orange will co-own;

- purchase of usage rights or transmission capacity leasing on other cables.

As with terrestrial networks, higher speeds systems on submarine cables are being implemented and 40 Gbits/s then 100 Gbit/s systems are already operational on several cables within the Orange group.

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Cable name	Start - End	Number of landing stations	Number of countries	Kilometers	Commis- sioning	Last upgrade
TAT-14	United States - Europe	7	6	15,400	July 2001	2013
SAT3-WASC-SAFE	Portugal - Malaysia	17	15	27,850	Apr. 2002	2014
SEA-ME-WE3	Germany - Japan/Australia	39	33	39,000	August 2009	2015
SEA-ME-WE4	France - Singapore	15	14	19,000	Dec. 2005	2015
SEA-ME-WE5	France - Singapore	18	17	20,000	Dec. 2016
Americas-II	United States - Brazil	11	9	8,300	July 2000	2015
ECFS	Tortola - Trinidad & Tobago	14	10	1,600	July 2005	2015
LION	Mauritius - Madagascar	3	3	1,050	Nov. 2009	2015
LION2	LION extension to Mayotte and Kenya	2	2	2,700	Apr. 2012	2015
CBUS	United States - United Kingdom	3	2	3,200	Sept. 2009	2015
IMEWE	India - France	10	8	12,000	Dec. 2010	2012
ACE (phase 1)	France - Gabon/Sao Tomé	16	18	11,500	Dec. 2012	2016
(phase 2)	ACE extension to South Africa	1	4	5,500	2018
EASSy	South Africa - Sudan	9	9	10,500	July 2010	2014

Europe-Asia

The migration to 100 Gbits/s technology on the SEA-ME-WE3 and SEA-ME-WE4 cables completed in 2015 enables Orange to support growth in traffic on the Europe-Asia route.

In the longer term, Orange is participating in SEA-ME-WE5, a cable linking Singapore to Europe, with connectivity towards the Indian Ocean, which became operational at the end of 2016. Also built using 100 Gbits/s technology, it significantly increases Orange’s capacity on the Asia-Europe route and provides new connectivity towards the Indian Ocean via Djibouti to improve speeds to Reunion and Mayotte, while preparing the switch from the older SEA-MEA-WEA3 and SEA-MEA-WE4.

West Africa

Working as part of a consortium, Orange commissioned the first phase of the ACE (Africa Coast to Europe) cable in December 2012. Around 17,000 kilometers long, its potential capacity will reach 5.12 Tbits/s thanks to the use of 40 Gbits/s transmission technology. ACE currently extends from France to Gabon and Sao Tomé and Principe. The extension work to South Africa started at the end of 2015 and is scheduled to become operational in early 2018.

At the same time, in order to guarantee the security of its traffic by diversifying its routes, Orange’s capacity on the SA3T3-WASC-SAFE cable was increased in 2014.

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Indian Ocean

Orange is a co-owner of the LION (Lower Indian Ocean Network) cables connecting Madagascar to the global broadband network via Reunion and Mauritius, and LION2, the LION extension to Kenya serving Mayotte. To meet the sustained growth in traffic, the Group has repeatedly invested in a capacity upgrade of both LION and LION2, the most recent of which was operational at the end of 2015. Orange decided to co-invest in a new cable for Mayotte, with a view to commissioning it in 2018.

Atlantic Ocean and Caribbean/Guyana

Orange is also active in the Caribbean, where it has capacity on three major cables: Americas-II, ECFS, and CBUS. The Group took part in capacity increases on these three cables to support the surge in broadband use in France’s overseas departments. The additional capacity was delivered in 2015.

3.2.1.5   IP transport networks

National IP networks

In each country in which it provides consumer services, Orange operates a national IP network, supporting voice and data traffic, for fixed, mobile, enterprise and wholesale services.

The international IP network

Orange international IP Transit network, known as Open Transit Internet (OTI), aims to provide global Internet connectivity to Group subsidiaries’ domestic IP networks, operator customers, Internet Service Providers (ISP) and content providers. It is based on the latest IP transmission and switching technologies.

As of end-2016, the OTI connected 24 cities (12 in Europe, two in Asia, eight in North America and one in the Middle-East) through broadband connections at speeds of 155 Mbits/s to 100 Gbits/s, with several hundred Gbits/s of traffic at peak times. At the end of 2016, the traffic hit 5 Tbits.

The Multiservice IP eXchange

The IMN network (Multiservice IP network) is a dedicated network, using the IPXGSMA IR.34 standard, tasked with transporting sensitive and high value-added data of mobile operators, as well as transporting Orange’s International VoIP traffic.

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3.2.1.6   Service support networks and network control layer

The national service control networks

Fixed-line voice network

In the countries in which it has fixed-line operations, Orange operates a switched telephone network (STN) to deliver analog voice and ISDN digital services. These networks are continually being optimized because of declining usage.

Orange also rolled out fixed-line VoIP networks using IMS technology (IP Multimedia Subsystem) in many countries for residential and business uses.

Mobile voice network

Until 2015, all mobile voice traffic was managed in switch mode by the mobile network in each country. In 2015 and 2016, Orange rolled out mobile IMS infrastructure in Europe to offer VoLTE services (VoIP over LTE) and WiFi calling (mobile Voice over WiFi). The first commercial application of this technology was in Romania, with the launch of VoLTE in September 2015 and 2016. Other VoLTE and VoWifi commercial launches followed in 2015 and 2016. At the end of 2016, VoLTE and/or VoWifi services were commercially available in several European Countries: France, Spain, Poland and Romania.

The International voice network

Voice network

Orange has three international switching nodes in France (CTI 4G) to manage traffic to and from France in the fixed-line and mobile markets (TDM) for consumers, businesses and operators, and to centralize the transfer of international traffic for its subsidiaries. These exchanges have developed into hybrid NGN nodes to carry Voice over IP (VoIP) traffic. The architecture of the international voice network underwent a major change in 2013 with the installation of four SBC softswitches (Session Border Controllers) with routing functionality dedicated to Voice over IP (VoIP). In December 2016, over 80% of VoIP traffic was fully supported by this new infrastructure. The CTI4G will remain in place to manage the decline in TDM.

Orange has two softswitches in the United States and a media gateway in Hong Kong to manage in TDM or VoIP mode customers and operators from the Americas and Asia.

Signaling network

The Signaling System 7 (SS7) of the international networks is provided by two Signal Transfer Points (PTS), which support the signaling associated with voice traffic, roaming and SMS of 2G and 3G mobile operators. A growing number of links serving roaming and SMS customers are supported by SIGTRAN signaling over IP.

With the arrival of 4G (LTE) networks, the signaling used for international roaming is supported by IP (Diameter-type routers). Two DRF (Diameter Router Function) have been added to the international network for the roaming traffic of Orange subsidiaries and non-Group customers.

Several centralized platforms have been rolled out on the international transit points to provide value-added services to mobile operators.

3.2.1.7   Networks dedicated to Enterprise services

X.25 Networks

X.25 was taken off the market in mid-2010 and the technical aspects of the service were discontinued in June 2012. X.25 still supports one customer in France and its overseas territories, for backup payment points, connected with “intelligent network” services.

The migration of this last customer into an IP network will be completed by the end of the first quarter 2017. As at this date, X.25 will be permanently closed.

Frame Relay/ATM Networks

In France, the activity on the FR/ATM network is declining, and businesses’ need for increased speed is increasingly met by the IP/MPLS services available on the Network for Business Access to IP (RAEI). A FR/ATM network optimization program was launched.

However, the Frame Relay/ATM network is maintained as a network to access enterprise services via the TDSL (Turbo Digital Subscriber Line) aggregation offers. Therefore, this network maintains points of presence in France, in the five overseas departments and in two overseas territories (New Caledonia and French Polynesia) to assist in transiting the TDSL aggregation to GE (Gigabit Ethernet) aggregation as part of the All-IP program.

The Network for Business Access to IP (RAEI) in France

The main purpose of the RAEI is to connect a company’s sites for internal data exchange on the Virtual Private Network (VPN) and to provide it with Internet connectivity. It also provides Voice over IP transport for companies.

It is made up of a core infrastructure of around 60 transit routers that are interconnected by multiple 10 Gbits/s links, or 100 Gbits/s links.

On this backbone all components and routers with network functions are connected, which also provide the interconnection with the Backbone and IP Aggregation Network (RBCI) for Internet traffic and for business aggregation traffic coming from NAS and BAS.

The ring of approximately 900 PE (Provider Edge) routers gives companies access to xDSL and Ethernet technologies, at speeds of 75 Kbits/s to 10 Gbits/s, under standard offers. The routers are located in major cities and business areas.

This network is connected to the IP Global Network through four gateways (located in Paris, Lille and Lyon) to connect international business customers.

The international MPLS/IP VPN network (IP Global Network IGN and AGN access network)

Like the IP network in France (RAEI), this network is designed to supply Virtual Private Network (VPN), Internet and Voice over IP services. At the end of November 2016, the network comprised 633 points of presence (including partner MPLS networks) across 110 countries. Direct presence in the countries decreased (141 countries in 2015) as Orange is developing a partnership strategy (Network to Network Interface or NNI) in order to cover certain regions and countries more effectively. 93 additional countries are covered by such partnerships.

To strengthen an “all-IP” network (IGN+), a service virtualization program was initiated in 2016 with the SDN-NFV project rolled out in six points of presence outside France (two in Europe, two in North America, two in Asia).

The international business voice network (NEO)

NEO is a network supplying voice services for international businesses. Based on the international MPLS IP network (IGN), this business voice network has approximately 70 points of presence in 38 countries, and is connected to some 60 operators worldwide.

In 2016, a new network architecture was implemented for SIP protocol interconnection in six new points of presence.

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3.2.2    Real estate

At December 31, 2016, the real estate assets recorded in Orange’s balance sheet had a net carrying value of 2.7 billion euros, compared with 2.7 billion euros in 2015.

The buildings are very varied in terms of sizes and destinations: if some service campuses such as Orange Gardens in France, which was inaugurated on June 8, 2016, have surface areas of more than 50,000 sq.m. for thousands of employees, many small technical kiosks have a very small floor surface area and are not occupied.

At end-2016, Orange occupied 25,327 sites (including 217 with a surface area greater than 5,000 sq.m.), covering a total area of 5.6 million sq.m. including 2.1 million sq.m. of leased space and 3.5 million sq.m. of fully-owned space.

In France, more than 82% of the technical buildings are fully-owned while service buildings are close to 58% rented.

The Real Estate Division manages all properties in France, whether they are office buildings, technical buildings or points of sale.

It pursues a real estate investment optimization policy by addressing the needs related both to the telecommunications network’s evolution and the implementation of innovative working environments. Buildings are always conceived in terms of their uses and as a service.

Many points of sale within the distribution network were upgraded to the “Smart Store” concept. The Paris Opéra store, which was opened on November 8, 2016, is the Group’s iconic front-window in its new customer experience approach.

In accordance with the principles of the Essentials2020 plan, the Real Estate Division is actively involved in improving the workspaces of Group employees as well as in the environmental transition goals by improving the environmental quality of the building stock.

In Poland, the properties held by Orange Poland at the end of 2016 represented 1.7 million sq.m. The total surface area of developed and undeveloped land represented 12.8 million sq.m.

3.3  Research and innovation

The information and communication technology (ICT) sector in recent years has gone through major changes in its value chain, significantly increasing the number of players. New economic models developed by large Web players are coming into existence, while manufacturers of consumer electronics are moving towards value-added services. In this context, innovation will be a major source of growth for the Orange group.

3.3.1    Research and innovation

In order to achieve its goals in research and innovation, Orange has established a network of expertise spanning four continents.

The Orange Labs, which carry out the Group’s technical research, design and deployment activities, are located in eight countries around the world: France, China, Japan, Poland, Romania, Tunisia, India and Egypt. Each Orange Lab is immersed in a specific environment that enables it to anticipate and take advantage of technological breakthroughs and changes in user patterns worldwide and to facilitate partnerships, thereby accelerating the Group’s capacity for innovation.

The Orange Labs network is supplemented by so-called Technocentres, located in France, the United Kingdom, Jordan and Ivory Coast. Their objective is to design and market new products and services that meet customer requirements as far as possible in all the countries where the Group is present. They are also tasked with ensuring consistent user interfaces for the Group’s various products and services (design strategy).

In response to new waves of technology and helping to create the applications of the future, Orange group’s research covers nine areas:

- digital personal life: designing new personal and interpersonal services to communicate, produce, manage and exchange enriched digital content;

- digital society: mapping the outline for a new society, from education to health, from nomadism to connected transport, from civic life to the industry or agriculture of the future, gradually and deeply transformed by digital technologies which have become a real social challenge;

- emerging digital countries: implementing digital ecosytems which address the challenges and constraints of emerging countries to offer accessible mass connectivity to as many emerging countries as possible, as well as services tailored to available infrastructure and local needs;

- digital enterprise: supporting the digital transformation of enterprises to make them human, responsible and efficient by considering more flexible, collaborative and empowering tools, organizational structures and ways of working;

- ambient connectivity: developing new connectivity technologies for both humans and things and helping to create 5G, focusing on its ability to become a global connectivity standard for the Internet of Things;

- software infrastructure: preparing the technical blocks, platforms and virtualized and automated IT systems, for the communication, calculation and storage of information distributed across networks, data centers, boxes, and terminals, by establishing a dependable software environment embedded in the hardware;

- Internet of Things: studying the manner in which users, surrounded by these connected objects within cyber-physical systems, will change the way in which they interact with services, via connected objects or their “digital avatars”;

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- data and knowledge: developing algorithms, technical building blocks, and platforms to ensure privacy in the spheres of Big Data and artificial intelligence;

- trust and security: researching new user-enriched architectures offering a high level of trust, assurance and protection of personal data.

3.3.2    Open Innovation

More than ever, Open Innovation is a crucial strategy for research and innovation to capture trends and benefit from partners’ skills in a balanced and win-win mode. This also makes it possible to draw on ecosystems that promote long-term growth.

The main modalities are as follows:

- supporting start-ups and SMEs. Orange has launched a network of start-up accelerators known as Orange Fab, with a presence in 12 countries across four continents. Created in March 2013 in Silicon Valley, the Orange Fab program was rolled out internationally that same year in France, and then in 2014 in Japan (followed by South Korea and Taiwan), Poland, Ivory Coast, Israel and Jordan. The Orange Fab network was extended to Spain in 2015 and to Senegal and Cameroon in 2016. Orange helps selected start-ups grow their businesses, and in certain countries also provides financial and logistical support. Over 220 start-ups were or are being accelerated by Orange Fab as at end-2016. In order to foster the growth of these start-ups, Orange and Deutsche Telekom announced (in June 2014) their collaboration on their respective Orange Fab and hub:raum acceleration programs. To address the increasing international ambitions of start-ups, in September 2015 Orange created the alliance Go Ignite with Deutsche Telecom, Singtel and Telefónica. The selected start-ups can have access to the resources and markets of these partners, representing over a billion potential clients, with complementary locations in Europe, Africa, Latin America, South Eastern Asia and the Middle East, thus contributing to the emergence of new European or even global leaders. Ultimately, France Orange is an active player in the French Tech network which makes it possible to better identify the start-ups which could become partners;

- the Orange Developer program, through which the Group opens its service platforms to application developers to provide more innovative services to its customers. At end-2016, Orange had a catalog of around 40 Application Programming Interfaces (APIs) in self-service mode, grouped into three categories: i) APIs for identification, payment, communication and the Cloud, ii) APIs for the Internet of Things and proximity, and iii) APIs connected with the development of services in Africa and the Middle East;

- a strong involvement in the research and innovation ecosystems. Orange is a major player in research programs developed in partnership with more than 80 collaborative projects, both in France (FUI, ANR and Future Investment Program projects) and at the European level (7th framework program of the European Commission, EUREKA-CELTIC, Horizon 2020, PPP FI, PPP 5G, PPP Big Data). As part of the Future Investments Program, the Group is a member of two Technology Research Institutes. It chairs the B-com Technology Research Institute, which works on ultra-high-speed broadband fixed-line and mobile networks and the content of the future and also contributes to the SystemX institute, which works in the area of digital systems engineering. In addition, Orange participates in 10 competitiveness centers in France, set up to foster local synergies for innovative projects. Notably, it chairs the Images et Réseaux (Image and Networks) center, where it is the lead for the augmented reality plan. Lastly, Orange contributes to several of the nine solutions developed as part of the La nouvelle France industrielle (New Industrial France) program unveiled by the French government in May 2015 to accelerate research and innovation;

- a policy of strategic partnerships with universities and public laboratories in France and abroad. Thus, in France, the Group is a founding member of a series of foundations at the Institut Mines-Télécom, Supelec, Université de Cergy-Pontoise, Université de Rennes 1 and Université Joseph Fourier de Grenoble. The Orange group is also financing several Research Chairs. Lastly, Orange has an active policy of forming strategic partnerships with leading industrial players worldwide, which allows it to enhance its portfolio of products and services and open itself to new ecosystems.

3.3.3    Investment-capital

The Orange group plays a key role in financing innovation in the IT industry, drawing on various investment vectors, which are now grouped under Orange Digital Investment:

- mono-corporate ventures (fully-owned investment companies) such as, in particular:

- Orange Digital Ventures, which is the Group’s investment vehicle for young start-ups. It supplements Orange’s Open Innovation range, particularly in the following areas: new connectivity, digital enterprise services (SaaS, Big Data, Security, process digitization), mobile banking & mobile payment (fintech), Internet of Things, and digital services for Africa & Middle East,

- French holding company Orange Technologies Investissements (OTI), initially established to monetize Orange’s intellectual property in exchange for stakes in high-tech start-ups;

- multi-corporate ventures (joint investment companies), in which Orange generally invested with other partners-inverstors, generally industrial companies, but occasionally also involving financial firms. These multi-corporate ventures include:

- three Orange Publicis Ventures funds (Growth, Global, and Early-stage) set up through a partnership with Publicis and managed by Iris Capital Management, and in which the Group purchased a 24.5% stake,

- the Écomobilité Ventures funds, created in collaboration with SNCF, Total, Air Liquide and Michelin, and managed by Idinvest,

- the Technocom 2 fund, financed jointly with Alcatel-Lucent, the SEB group, Soitec, and France’s National Seed Money Fund (Fonds national d’amorçage) and managed by Innovacom Gestion,

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- the Robolution Capital fund, financed jointly by Bpifrance, the European Investment Fund, EDF and Thalès, and managed by the 360 Capital Partners management company;

- and more traditional private equity funds attracting a wide range of investors (financial and non-financial companies as well as private investors) and managed by independent asset management firms in Europe, the United States and Canada;

- lastly, financing of more mature or late stage start-ups, which can be carried out through direct strategic investments made by the Group, as part of its Corporate Development Digital activity, such as Dailymotion, Deezer or, more recently, Jumia.

3.4  Patents and trademarks

3.4.1    Patents

At December 31, 2016, the Orange group had a portfolio of 6,844 patents in France and abroad (issued or filed) with the goal of protecting its innovations. In order to maximize their value, some of these patents are licensed through patent pools for patents corresponding to industry standards (e.g. NFC, MPEG Audio, WiFi, HEVC). Value maximization also concerns software such as engineering tools for the mobile network.

207 new patents were filed in 2016. These patents mainly relate to the Orange Labs network in France.

3.4.2    The Orange brand

The Orange brand is protected in 200 countries. It is ranked as 51st in the TOP 100 international brands by Brand Finance “Global 500 2017” that values it 21.5 billion euros.

The Orange brand belongs to Orange Brand Services Limited, a wholly owned subsidiary of Orange SA, which has entered into brand license agreements with of the group’s subsidiaries operating under the Orange brand (see Section 7.5 Related party transactions).

Since the termination of the brand license agreement with the Israeli company Partner Communications Company Limited in February 2016, the Orange brand is no longer used outside the Group’s subsidiaries, except by Altice Hispaniola (formerly Orange Dominicana) and Telekom Kenya which were sold in April 2014 and June 2016 respectively (see Note 3 to the consolidated financial statements, Gains (losses) on disposal and main changes in the scope of consolidation).

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4  Financial report

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Section 4.1 index

Financial statements		86
Consolidated income statement		86
Consolidated statement of comprehensive income		87
Consolidated statement of financial position		88
Consolidated statements of changes in shareholders’ equity		89
Analysis of changes in shareholders’ equity related to components of the other comprehensive income		89
Consolidated statement of cash flows		90
Notes to the consolidated financial statements		92
Note 1	Segment information	92
1.1	Segment revenues	92
1.2	Segment revenues to segment reported EBITDA	94
1.3	Segment reported EBITDA to segment operating income and segment investments	96
1.4	Segment assets	98
1.5	Segment equity and liabilities	100
1.6	Simplified statement of cash flows on telecommunication and banking activities	102
1.7	Contribution of telecom activities and Orange Bank to the assets and liabilities of the Group	103
1.8	Transition from adjusted EBITDA to reported EBITDA	104
Note 2	Description of business and basis of preparation of the consolidated financial statements	105
2.1	Description of business	105
2.2	Basis of preparation of the 2016 consolidated financial statements	105
2.3	Changes to the presentation of consolidated financial statements	106
2.4	Standards and interpretations compulsory after December 31, 2016 and which the Group did not early apply	107
2.5	Use of estimates and judgment	108
Note 3	Gains and losses on disposal and main changes in scope of consolidation	109
3.1	Gains (losses) on disposal of securities and businesses	109
3.2	Main changes in the scope of consolidation	109
Note 4	Sales	113
4.1	Revenues	113
4.2	Other operating income	115
4.3	Trade receivables	115
4.4	Deferred income	117
4.5	Other assets	117
4.6	Related party transactions	118
Note 5	Purchases and other expenses	118
5.1	External purchases	118
5.2	Other operating expenses	119
5.3	Restructuring and integration costs	119
5.4	Broadcasting rights and equipment inventories	120
5.5	Prepaid expenses	121
5.6	Trade payables	121
5.7	Other liabilities	122
5.8	Related party transactions	123
Note 6	Employee benefits	123
6.1	Labor expenses	123
6.2	Employee benefits	123
6.3	Share-based payment	127
6.4	Executive compensation	129
Note 7	Goodwill	129
7.1	Impairment loss	129
7.2	Goodwill	130
7.3	Key assumptions used to determine recoverable amounts	131
7.4	Sensitivity of recoverable amounts	132
Note 8	Other intangible assets and property, plant and equipment	133
8.1	Depreciation and amortization	133
8.2	Impairment of fixed assets	134
8.3	Other intangible assets	135
8.4	Property, plant and equipment	137
8.5	Fixed asset payables	138
8.6	Current provisions for dismantling	139
Note 9	Taxes	140
9.1	Operating taxes and levies	140
9.2	Income tax	141
Note 10	Interests in associates and joint ventures	145
Note 11	Financial assets, liabilities and financial result (excluding Orange Bank)	146
11.1	Financial assets and liabilities of telecom activities	146
11.2	Profit and losses related to financial assets and liabilities (excluding Orange Bank)	147
11.3	Net financial debt	148
11.4	TDIRA	149
11.5	Bonds	151
11.6	Bank loans and from development organizations and multilateral lending institutions	152
11.7	Financial assets (excluding Orange Bank)	153
11.8	Derivatives (excluding Orange Bank)	154
Note 12	Information on market risk and fair value of financial assets and liabilities (excluding Orange Bank)	157
12.1	Interest rate risk management	157
12.2	Foreign exchange risk management	157
12.3	Liquidity risk management	159
12.4	Management of covenants	160
12.5	Credit risk and counterparty risk management	161
12.6	Equity market risk	162
12.7	Capital management	162
12.8	Fair value of financial assets and liabilities (excluding Orange Bank)	163
Note 13	Shareholders’ equity	166
13.1	Changes in share capital	166
13.2	Treasury shares	166
13.3	Dividends	166
13.4	Subordinated notes	167
13.5	Translation adjustment	168
13.6	Non-controlling interests	169
13.7	Earnings per share	170
Note 14	Unrecognized contractual commitments (excluding Orange Bank)	172
14.1	Commitments related to operating activities	172
14.2	Consolidation scope commitments	173
14.3	Financing commitments	174
Note 15	Activities of Orange Bank	175
15.1	Financial assets and liabilities of Orange Bank	175
15.2	Information on market risk management with respect to Orange Bank operations	178
15.3	Orange Bank’s unrecognized contractual commitments	179
Note 16	Litigation	180
16.1	Litigation in France	180
16.2	Litigation in Europe	182
16.3	Litigation in the Middle East and Africa	182
16.4	Litigation related to banking activities	182
16.5	Other Group litigation	182
Note 17	Subsequent events	183
Note 18	Main consolidated entities	183
Note 19	Fees paid to statutory auditors	185
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4.1  Consolidated financial statements

4.1.1    Consolidated financial statements

Year ended December 31, 2016

Consolidated income statement

(in millions of euros, except for per share data)	Note	2016	2015	2014
Revenues	4.1	40,918	40,236	39,445
External purchases	5.1	(18,281)	(17,697)	(17,251)
Other operating income	4.2	739	642	714
Other operating expense	5.2	(543)	(1,069)	(856)
Labor expenses	6.1	(8,866)	(9,058)	(9,096)
Operating taxes and levies	9.1.1	(1,808)	(1,783)	(1,795)
Gains (losses) on disposal of investments and activities	3.1	59	178	390
Restructuring and integration costs	5.3	(499)	(172)	(439)
Depreciation and amortization	8.1	(6,728)	(6,465)	(6,038)
Effects resulting from business combinations	3.2	97	6	-
Reclassification of translation adjustment from liquidated entities		14	-	-
Impairment of goodwill	7.1	(772)	-	(229)
Impairment of fixed assets	8.2	(207)	(38)	(59)
Share of profits (losses) of associates and joint ventures	10	(46)	(38)	(215)
Operating income		4,077	4,742	4,571
Cost of gross financial debt	11.2	(1,407)	(1,597)	(1,653)
Gains (losses) on assets contributing to net financial debt	11.2	23	39	62
Foreign exchange gains (losses)	11.2	(149)	1	22
Other net financial expenses	11.2	(31)	(26)	(69)
Effects resulting from BT stake	11.7	(533)	-	-
Finance costs, net		(2,097)	(1,583)	(1,638)
Income tax	9.2.1	(970)	(649)	(1,573)
Consolidated net income of continuing operations		1,010	2,510	1,360
Consolidated net income of discontinued operations (EE)	3.2	2,253	448	(135)
Consolidated net income		3,263	2,958	1,225
Net income attributable to owners of the parent company		2,935	2,652	925
Non-controlling interests	13.6	328	306	300
Earnings per share (in euros) attributable to parent company	13.7
Net income of continuing operations
- basic		0.19	0.76	0.36
- diluted		0.19	0.75	0.36
Net income of discontinued operations
- basic		0.85	0.17	(0.05)
- diluted		0.85	0.17	(0.05)
Net income
- basic		1.04	0.93	0.31
- diluted		1.04	0.92	0.31
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Consolidated statement of comprehensive income

(in millions of euros)	Note	2016	2015	2014
Consolidated net income		3,263	2,958	1,225
Remeasurements of the net defined benefit liability	6.2	(80)	53	(150)
Income tax relating to items that will not be reclassified	9.2.2	20	(15)	29
Share of other comprehensive income in associates and joint ventures that will not be reclassified	10	(0)	(2)	2
Items that will not be reclassified to profit or loss (a)		(60)	36	(119)
Assets available for sale	11.7-15.1	(4)	15	(26)
Cash flow hedges	11.8.2	(364)	538	(273)
Net investment hedges	11.8	-	-	(85)
Translation adjustment gains and losses	13.5	(227)	77	285
Income tax relating to items that are or may be reclassified	9.2.2	123	(187)	122
Items that are or may be reclassified subsequently to profit or loss (b)		(472)	443	23
Other comprehensive income from continuing operations (a) + (b)		(532)	479	(96)
Remeasurements of the net defined benefit liability in associates and joint ventures		52	-	(34)
Income tax relating to items that are not reclassified in associates and joint venture		(4)	-	5
Items that are not reclassified to profit or loss (c)	10	48	-	(29)
Translation adjustment gains and losses	13.5	(836)	-	387
Net Investment hedges	11.8	65	-	-
Net Investment hedges in associates and joint ventures	10	-	-	(1)
Cash flow hedges in associates and joint ventures	10	(5)	-	2
Income tax relating to items that are reclassified	9.2.2	(22)	-	-
Items that are reclassified subsequently to profit or loss (d)		(798)	-	388
Other comprehensive income of discontinued operations (EE) (c) + (d)		(750)	-	359
Other consolidated comprehensive income (a) + (b) + (c) + (d)		(1,282)	479	263
Consolidated comprehensive income		1,981	3,437	1,488
Comprehensive income attributable of the parent company		1,669	3,104	1,162
Comprehensive income attributable to non-controlling interests		312	333	326
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Consolidated statement of financial position

(in millions of euros)	Note	December 31, 2016	December 31, 2015	December 31, 2014
Assets
Goodwill	7.2	27,156	27,071	24,784
Other Intangible assets	8.3	14,602	14,327	11,811
Property, plant and equipment	8.4	25,912	25,123	23,314
Interests in associates and joint ventures	10	130	162	603
Non-current loans and advances of Orange Bank	15.1	1,025	-	-
Non-current financial assets	1.7	3,882	835	4,232
Non-current derivatives assets	1.7	915	1,297	579
Other non-current assets	4.5	106	85	76
Deferred tax assets	9.2.3	2,116	2,430	2,817
Total non-current assets		75,844	71,330	68,216
Inventories	5.4	819	763	709
Trade receivables	4.3	4,964	4,876	4,612
Current loans and advances of Orange Bank	15.1	2,066	-	-
Current financial assets	1.7	1,862	1,283	245
Current derivatives assets	1.7	57	387	48
Other current assets	4.5	1,073	983	677
Operating taxes and levies receivables	9.1.2	918	893	890
Current tax assets	9.2.3	170	163	132
Prepaid expenses	5.5	540	495	392
Cash and cash equivalent	1.7	6,355	4,469	6,758
Total current assets		18,824	14,312	14,463
Assets held for sale (1)		-	5,788	5,725
Total assets		94,668	91,430	88,404
Equity and liabilities
Share capital		10,640	10,596	10,596
Share premiums and statutory reserve		16,859	16,790	16,790
Subordinated notes		5,803	5,803	5,803
Retained earnings		(2,614)	(2,282)	(3,630)
Equity attributable to the owners of the parent		30,688	30,907	29,559
Non controlling interest		2,486	2,360	2,142
Total equity	13	33,174	33,267	31,701
Non-current financial liabilities	1.7	28,909	29,528	29,482
Non-current derivatives liabilities	1.7	578	252	721
Non-current fixed assets payable	8.5	907	1,004	564
Non-current debts related to Orange Bank activities	15.1	518	-	-
Non-current employee benefits	6.2	3,029	3,142	3,239
Non-current provisions for dismantling	8.6	716	715	712
Non-current restructuring provisions	5.3	185	225	336
Other non-current liabilities	5.7	608	792	677
Deferred tax liabilities	9.2.3	658	879	957
Total non-current liabilities		36,108	36,537	36,688
Current financial liabilities	1.7	4,759	4,536	4,891
Current derivatives liabilities	1.7	50	131	169
Current fixed assets payable	8.5	2,800	2,728	1,791
Trade payables	5.6	6,211	6,227	5,775
Current debts related to Orange Bank activities	15.1	3,846	-	-
Current employee benefits	6.2	2,266	2,214	1,984
Current provisions for dismantling	8.6	21	18	21
Current restructuring provisions	5.3	190	189	162
Other current liabilities	5.7	1,530	1,695	1,294
Operating taxes and levies payables	9.1.2	1,241	1,318	1,288
Current tax payables	9.2.3	338	434	684
Deferred income	4.4	2,134	2,136	1,956
Total current liabilities		25,386	21,626	20,015
Liabilities related to assets held for sale (1)		-	-	-
Total equity and liabilities		94,668	91,430	88,404

(1) Telkom Kenya and EE in 2015 and EE in 2014.

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Consolidated statements of changes in shareholders’ equity

(in millions of euros)	Note	Attributable to owners of the parent company							Attributable to non-controlling interests
		Number of issued shares	Share capital	Share premiums and statutory reserve	Subor- dinated notes	Reserves	Other compre- hensive income	Total	Reserves	Other compre- hensive income	Total
												Total equity
Balance at January 1, 2014		2,648,885,383	10,596	16,790	-	(3,210)	173	24,349	1,763	222	1,985	26,334
Consolidated comprehensive income		-	-	-	-	925	237	1,162	300	26	326	1,488
Share-based compensation	6.3	-	-	-	-	170	-	170	3	-	3	173
Purchase of treasury shares	13.2	-	-	-	-	109	-	109	-	-	-	109
Dividends	13.3	-	-	-	-	(1,846)	-	(1,846)	(294)	-	(294)	(2,140)
Subordinated notes issuance	13.4	-	-	-	5,803	(88)	-	5,715	-	-	-	5,715
Changes in ownership interests with no gain/loss of control	3.2	-	-	-	-	(59)	-	(59)	44	-	44	(15)
Changes in ownership interests with gain/loss of control	3.2	-	-	-	-	(64)	-	(64)	72	-	72	8
Other movements		-	-	-	-	23	-	23	6	-	6	29
Balance at December 31, 2014		2,648,885,383	10,596	16,790	5,803	(4,040)	410	29,559	1,894	248	2,142	31,701
Consolidated comprehensive income		-	-	-	-	2,652	452	3,104	306	27	333	3,437
Share-based compensation	6.3	-	-	-	-	4	-	4	6	-	6	10
Purchase of treasury shares	13.2	-	-	-	-	0	-	0	-	-	-	0
Dividends	13.3	-	-	-	-	(1,589)	-	(1,589)	(304)	-	(304)	(1,893)
Subordinated notes remuneration	13.4	-	-	-	-	(272)	-	(272)	-	-	-	(272)
Changes in ownership interests with no gain/loss of control	3.2	-	-	-	-	24	-	24	4	-	4	28
Changes in ownership interests with gain/loss of control	3.2	-	-	-	-	-	-	-	185	-	185	185
Other movements		-	-	-	-	77	-	77	(6)	-	(6)	71
Balance at December 31, 2015		2,648,885,383	10,596	16,790	5,803	(3,144)	862	30,907	2,085	275	2,360	33,267
Consolidated comprehensive income		-	-	-	-	2,935	(1,266)	1,669	328	(16)	312	1,981
Capital increase	13.1	11,171,216	44	69	-	-	-	113	-	-	-	113
Share-based compensation	6.3	-	-	-	-	52	-	52	6	-	6	58
Purchase of treasury shares	13.2	-	-	-	-	3	-	3	2	-	2	5
Dividends	13.3	-	-	-	-	(1,596)	-	(1,596)	(259)	-	(259)	(1,855)
Subordinated notes remuneration	13.4	-	-	-	-	(291)	-	(291)	-	-	-	(291)
Changes in ownership interests with no gain/loss of control	3.2	-	-	-	-	(94)	-	(94)	72	-	72	(22)
Changes in ownership interests with gain/loss of control	3.2	-	-	-	-	70	-	70	(13)	-	(13)	57
Other movements		-	-	-	-	(145)	-	(145)	6	-	6	(139)
Balance at December 31, 2016		2,660,056,599	10,640	16,859	5,803	(2,210)	(404)	30,688	2,227	259	2,486	33,174

Analysis of changes in shareholders’ equity related to components of the other comprehensive income

	Attributable to owners of the parent company						Attributable to non-controlling interests
	Assets avai- lable for sale	Hedging instru- ments	Transla- tion adjust-ment	Actua- rial gains and losses	Defer-red tax	Other compre-hensive income of asso-ciates and joint ven-tures (1)	Total	Assets avai- lable for sale	Hedging instru- ments	Transla-tion adjust-ment	Actua- rial gains and losses	Defer-red tax	Total
														Total other compre- hensive income
Balance at January 1, 2014	47	(127)	512	(374)	161	(46)	173	-	(3)	240	(22)	7	222	395
Variation	(26)	(360)	640	(142)	151	(26)	237	-	2	32	(8)	(0)	26	263
Balance at December 31, 2014	21	(487)	1,152	(516)	312	(72)	410	-	(1)	272	(30)	7	248	658
Variation	15	539	60	36	(196)	(2)	452	-	(1)	17	17	(6)	27	479
Balance at December 31, 2015	36	52	1,212	(480)	116	(74)	862	-	(2)	289	(13)	1	275	1,137
Variation	(2)	(301)	(1,049)	(77)	120	43	(1,266)	(2)	2	(14)	(3)	1	(16)	(1,282)
Balance at December 31, 2016	34	(249)	163	(557)	236	(31)	(404)	(2)	-	275	(16)	2	259	(145)

(1) Associates and joint ventures: amounts excluding translation adjustment.

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Consolidated statement of cash flows

(in millions of euros)	Note	2016	2015	2014
Operating activities
Consolidated net income		3,263	2,958	1,225
Adjustments to reconcile net income (loss) to funds generated from operations
Operating taxes and levies	9.1	1,808	1,783	1,795
Gains (losses) on disposal of investments and activities	3.1	(59)	(178)	(390)
Others gains (losses) on assets disposal		(132)	(57)	(40)
Depreciation and amortization	8.1	6,728	6,465	6,038
Change in provisions	4-5-6-8	(159)	28	340
Remeasurement to fair value of previously held equity interests	3.2	(97)	(6)	-
Reclassification of cumulative translation adjustment from liquidated entities		(14)	-	-
Impairment of goodwill	7.1	772	-	229
Impairment of non-current assets	8.2	207	38	59
Share of profits (losses) of associates and joint ventures	10	46	38	215
Net income after tax of discontinued operations (EE)	3.2	(2,253)	(448)	135
Operational net foreign exchange and derivatives		44	17	1
Finance costs, net	11.2	2,097	1,583	1,638
Income tax	9.2	970	649	1,573
Share-based compensation	6.1	61	9	78
Changes in working capital
Decrease (increase) in inventories, gross		(62)	(48)	(73)
Decrease (increase) in trade receivables, gross		113	52	(196)
Increase (decrease) in trade payables		85	86	140
Changes in other assets and liabilities (1)		(564)	185	(107)
Decrease (increase) of operating activities related to Orange Bank activities		(203)	-	-
Other net cash out
Operating taxes and levies paid	9.1	(1,897)	(1,749)	(1,737)
Dividends received other than from EE		63	23	25
Dividends received from EE	3.2	173	446	336
Interest paid and interest rates effects on derivatives, net		(1,334)	(1,620)	(1,724)
Income tax paid	9.2.3	(906)	(727)	(758)
Net cash provided by operating activities (a)		8,750	9,527	8,802
o/w discontinued operations (EE)	3.2	208	535	468
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets (2)	8.3-8.4	(8,492)	(7,771)	(6,111)
Increase (decrease) in fixed assets payables		32	1,239	98
Proceeds from sales of property, plant and equipment and intangible assets		145	91	74
Cash paid for investment securities, net of cash acquired
Liberia	3.2	(122)	-	-
Democratic Republic of the Congo	3.2	(178)	-	-
Burkina Faso	3.2	(515)	-	-
Sierra Leone	3.2	(305)	-	-
Jazztel	3.2	-	(3,306)	-
Médi Telecom	3.2	-	(80)	-
Others		(69)	(69)	(44)
Investments in associates and joint ventures		(17)	-	(4)
Others purchases of assets available for sale		(12)	-	-
Purchases of equity securities measured at fair value		(1)	(10)	(7)
Proceeds from sales of investment securities, net of cash transferred
EE	3.2	4,481	-	-
Dailymotion	3.2	-	238	-
Orange Dominicana	3.2	-	-	771
Others		107	59	305
Decrease (increase) in securities and other financial assets
Investments at fair value, excluding cash equivalents		(501)	389	(33)
Purchase of monetary financial securities in connection with the offer on Jazztel (3)	3.2	-	-	(1,400)
Others (4)		568	(186)	(1)
Net cash used in investing activities (b)		(4,879)	(9,406)	(6,352)
o/w discontinued operations (EE)	3.2	4,481	-	-
ORANGE / 2016 REGISTRATION DOCUMENT - 90[Back to contents]

(in millions of euros)	Note	2016	2015	2014
Financing activities
Long-term debt issuances	11.5-11.6	3,411	817	1,460
Long-term debt redemptions and repayments	11.5-11.6	(2,694)	(4,412)	(5,101)
Increase (decrease) of bank overdrafts and short-term borrowings		134	(101)	(892)
Decrease (increase) of cash collateral deposits		(884)	1,809	602
Exchange rates effects on derivatives, net		201	320	91
Subordinated notes issuance, net of premium and fees	13.4	-	-	5,715
Coupon on subordinated notes issuance	13.4	(291)	(272)	-
Proceeds (purchases) from treasury shares	13.2	6	(1)	55
Employees shareholding plans	6.3	-	32	70
Capital increase (decrease) - owners of the parent company	13.1	113	-	-
Changes in ownership interests with no gain/loss of control
Egypt	3.2	-	(210)	-
Others		(24)	(11)	(14)
Dividends paid to owners of the parent company	13.3	(1,596)	(1,589)	(1,846)
Dividends paid to non-controlling interests	13.6	(259)	(306)	(294)
Net cash used in financing activities (c)		(1,883)	(3,924)	(154)
o/w discontinued operations (EE)	3.2	(220)	(16)	2
Net change in cash and cash equivalents (a) + (b) + (c)		1,988	(3,803)	2,296
Net change in cash and cash equivalents
Cash and cash equivalents - opening balance		4,469	6,758	5,934
o /w continuing operations		4,469	6,758	5,916
o /w discontinued operations		-	-	18
Cash change in cash and cash equivalents		1,988	(3,803)	2,296
Non-cash change in cash and cash equivalents		(102)	1,514	(1,472)
Monetary financial securities in connection with the offer on Jazztel (3)	3.2	-	1,501	(1,501)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects		(102)	13	29
Cash and cash equivalents - closing balance		6,355	4,469	6,758

(1) Excluding operating tax receivables and payables. In 2016, the variance is mainly due to the payment of the amend for the Enterprises Market litigation for (350) million euros.

(2) Investments in property, plant, equipment and intangible assets financed through finance leases amounting to 91 million euros (43 million euros at December 31, 2015 and 87 million euros at December 31, 2014) have no impact on the statement of cash flows at the time of acquisition.

(3) In connection with the offer on Jazztel, the Group pledged monetary financial securities for 2.9 billion euros (see Note 3.2), of which 1.4 billion euros for current financial assets and 1.5 billion euros for cash and cash equivalents (reclassified in non-current financial assets). In 2015, the pledge has been released. One impact of this operation on the cash flow statement is a non-cash change in cash and cash equivalents of 1.5 billion euros, related to the cancelling of the cash and cash equivalent transfer, initially pledged into non-current financial assets.

(4) Concerns mainly derivative instruments allowing the Group to cover its investments valued in pound sterling. The evolution is mostly due to the pound sterling’s depreciation against the euro in 2016.

ORANGE / 2016 REGISTRATION DOCUMENT - 91[Back to contents]

Note 1   Segment information

1.1 Segment revenues

(in millions of euros)	France
		Spain	Poland	Belgium & Luxembourg
2016
Revenues (1)	18,969	5,014	2,644	1,242
Mobile services	7,207	2,630	1,222	1,021
Mobile equipment sales	775	508	249	122
Fixed services	10,403	1,872	1,068	73
Other revenues	584	4	105	26
Voice services	-	-	-	-
Data services	-	-	-	-
IT and integration services	-	-	-	-
International Carriers	-	-	-	-
Shared services	-	-	-	-
External	18,260	4,978	2,611	1,225
Inter-operating segments	709	36	33	17
2015
Revenues (1)	19,141	4,253	2,831	1,235
Mobile services	7,507	2,403	1,314	1,006
Mobile equipment sales	730	470	154	128
Fixed services	10,327	1,375	1,215	80
Other revenues	577	5	148	21
Voice services	-	-	-	-
Data services	-	-	-	-
IT and integration services	-	-	-	-
International Carriers	-	-	-	-
Shared services	-	-	-	-
External	18,402	4,215	2,800	1,220
Inter-operating segments	739	38	31	15
2014
Revenues (1)	19,304	3,876	2,918	1,249
Mobile services	7,675	2,492	1,365	1,019
Mobile equipment sales	601	489	102	131
Fixed services	10,535	888	1,319	92
Other revenues	493	7	132	7
Voice services	-	-	-	-
Data services	-	-	-	-
IT and integration services	-	-	-	-
International Carriers	-	-	-	-
Shared services	-	-	-	-
External	18,536	3,842	2,883	1,234
Inter-operating segments	768	34	35	15

(1) Description of product lines presented in Note 4.1.

(2) Including, in 2016, revenues of 4,248 million euros in France, 27 million euros in Spain, 17 million euros in Poland, 439 million euros in other European countries and 1,667 million euros in other countries.

      Including, in 2015, revenues of 4,232 million euros in France, 26 million euros in Spain, 16 million euros in Poland, 592 million euros in other European countries and 1,539 million euros in other countries.

      Including, in 2014, revenues of 4,362 million euros in France, 28 million euros in Spain, 15 million euros in Poland, 597 million euros in other European countries and 1,297 million euros in other countries.

(3) Including revenues of 1,711 million euros in France in 2016.

      Including revenues of 1,812 million euros in France in 2015.

      Including revenues of 1,790 million euros in France in 2014.

ORANGE / 2016 REGISTRATION DOCUMENT - 92[Back to contents]

		Europe	Africa & Middle- East	Enterprise (2)	Inter- national Carriers & Shared Services (3)	Eliminations	Orange consoli- dated financial statements

Central European countries	Eliminations Europe	Total

1,648	(7)	10,541	5,245	6,398	1,812	(2,047)	40,918
1,344	(6)	6,211	4,331	-	-	-	-
122	-	1,001	79	-	-	-	-
134	(1)	3,146	754	-	-	-	-
48	-	183	81	-	-	-	-
-	-	-	-	1,502	-	-	-
-	-	-	-	2,837	-	-	-
-	-	-	-	2,059	-	-	-
-	-	-	-	-	1,527	-	-
-	-	-	-	-	285	-	-
1,629	-	10,443	4,971	6,044	1,200	-	40,918
19	(7)	98	274	354	612	(2,047)	-

1,648	(4)	9,963	4,899	6,405	1,915	(2,087)	40,236
1,358	(3)	6,078	3,953	-	-	-	-
115	-	867	78	-	-	-	-
130	(1)	2,799	770	-	-	-	-
45	-	219	98	-	-	-	-
-	-	-	-	1,528	-	-	-
-	-	-	-	2,959	-	-	-
-	-	-	-	1,918	-	-	-
-	-	-	-	-	1,555	-	-
-	-	-	-	-	360	-	-
1,626	-	9,861	4,601	6,055	1,317	-	40,236
22	(4)	102	298	350	598	(2,087)	-

1,760	(4)	9,799	4,286	6,299	1,894	(2,137)	39,445
1,489	(2)	6,363	3,336	-	-	-	-
101	-	823	74	-	-	-	-
125	-	2,424	789	-	-	-	-
45	(2)	189	87	-	-	-	-
-	-	-	-	1,613	-	-	-
-	-	-	-	2,900	-	-	-
-	-	-	-	1,786	-	-	-
-	-	-	-	-	1,523	-	-
-	-	-	-	-	371	-	-
1,727	-	9,686	3,985	5,935	1,303	-	39,445
33	(4)	113	301	364	591	(2,137)	-
ORANGE / 2016 REGISTRATION DOCUMENT - 93[Back to contents]

1.2 Segment revenues to segment reported EBITDA

	France	Europe
		Spain	Poland	Belgium & Luxem-bourg	Central European countries	Elimina- tions Europe	Total

(in millions of euros)
2016
Revenues	18,969	5,014	2,644	1,242	1,648	(7)	10,541
External purchases	(7,141)	(3,156)	(1,475)	(805)	(937)	15	(6,358)
Other operating income	942	127	61	33	58	(8)	271
Other operating expenses	(487)	(203)	(60)	(6)	(58)	-	(327)
Labor expenses	(4,149)	(249)	(375)	(130)	(148)	-	(902)
Operating taxes and levies	(1,000)	(184)	(70)	(18)	(9)	-	(281)
Gains (losses) on disposal	-	-	-	-	-	-	-
Restructuring costs	-	-	-	-	-	-	-
Adjusted EBITDA (1)	7,134	1,349	725	316	554	-	2,944
Significant litigations	-	-	-	-	-	-	-
Specific labor expenses	(435)	-	-	-	-	-	-
Investments and businesses portfolio review	-	-	-	17	(17)	-	-
Restructuring and integration costs	(166)	(127)	-	(16)	-	-	(143)
Other special items	-	-	-	-	-	-	-
Reported EBITDA (1)	6,533	1,222	725	317	537	-	2,801
2015
Revenues	19,141	4,253	2,831	1,235	1,648	(4)	9,963
External purchases	(7,202)	(2,736)	(1,501)	(793)	(925)	12	(5,943)
Other operating income	932	107	75	7	44	(8)	225
Other operating expenses	(565)	(163)	(72)	-	(60)	-	(295)
Labor expenses	(4,274)	(235)	(419)	(134)	(139)	-	(927)
Operating taxes and levies	(957)	(158)	(72)	(39)	(14)	-	(283)
Gains (losses) on disposal	-	-	-	-	-	-	-
Restructuring costs	-	-	-	-	-	-	-
Adjusted EBITDA (1)	7,075	1,068	842	276	554	-	2,740
Significant litigations	(23)	-	-	54	-	-	54
Specific labor expenses	(472)	-	10	-	-	-	10
Investments and businesses portfolio review	1	-	(1)	-	(8)	-	(9)
Restructuring and integration costs	(99)	(22)	(31)	(9)	-	-	(62)
Reported EBITDA (1)	6,482	1,046	820	321	546	-	2,733
2014
Revenues	19,304	3,876	2,918	1,249	1,760	(4)	9,799
External purchases	(7,396)	(2,516)	(1,461)	(810)	(934)	7	(5,714)
Other operating income	977	96	87	32	38	(3)	250
Other operating expenses	(557)	(147)	(95)	(16)	(58)	-	(316)
Labor expenses	(4,362)	(205)	(448)	(136)	(148)	-	(937)
Operating taxes and levies	(977)	(146)	(79)	(45)	(21)	-	(291)
Gains (losses) on disposal	-	-	-	-	-	-	-
Restructuring costs	-	-	-	-	-	-	-
Adjusted EBITDA (1)	6,989	958	922	274	637	-	2,791
Significant litigations	-	-	-	-	(32)	-	(32)
Specific labor expenses	(419)	-	-	-	-	-	-
Investments and businesses portfolio review	1	-	71	-	280	-	351
Restructuring and integration costs	(61)	-	1	(19)	-	-	(18)
Reported EBITDA (1)	6,510	958	994	255	885	-	3,092

(1) Report to Note 1.8 for the adjustments of the EBITDA.

(2) Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement.

ORANGE / 2016 REGISTRATION DOCUMENT - 94[Back to contents]

Africa & Middle-East	Enter-prise	Inter-nationalCarriers& Shared Services	Elimi-nations telecom activities		Orange Bank	Elimi-nations telecom activities/bank	Total	Presen-tation adjust-ments (2)	Orange consoli-dated financial state-ments
				Total telecom activities

5,245	6,398	1,812	(2,047)	40,918	-	-	40,918	-	40,918
(2,575)	(3,381)	(2,943)	4,133	(18,265)	(16)	-	(18,281)	-	(18,281)
124	154	2,445	(3,224)	712	20	-	732	7	739
(270)	(438)	(68)	1,138	(452)	(2)	-	(454)	(89)	(543)
(460)	(1,608)	(1,207)	-	(8,326)	(14)	-	(8,340)	(526)	(8,866)
(406)	(111)	(95)	-	(1,893)	-	-	(1,893)	85	(1,808)
-	-	-	-	-	-	-	-	59	59
-	-	-	-	-	-	-	-	(499)	(499)
1,658	1,014	(56)	-	12,694	(12)	-	12,682	(963)	-
-	-	10	-	10	-	-	10	(10)	-
-	(17)	(73)	-	(525)	-	-	(525)	525	-
16	47	(4)	-	59	-	-	59	(59)	-
(36)	(74)	(80)	-	(499)	-	-	(499)	499	-
-	-	(8)	-	(8)	-	-	(8)	8	-
1,638	970	(211)	-	11,731	(12)	-	11,719	-	11,719

4,899	6,405	1,915	(2,087)	40,236			40,236	-	40,236
(2,335)	(3,714)	(3,022)	4,519	(17,697)			(17,697)	-	(17,697)
58	148	2,466	(3,241)	588			588	54	642
(179)	(174)	(36)	809	(440)			(440)	(629)	(1,069)
(418)	(1,614)	(1,253)	-	(8,486)			(8,486)	(572)	(9,058)
(358)	(119)	(66)	-	(1,783)			(1,783)	-	(1,783)
-	-	-	-	-			-	178	178
-	-	-	-	-			-	(172)	(172)
1,667	932	4	-	12,418			12,418	(1,141)	-
-	-	(481)	-	(450)			(450)	450	-
-	(29)	(81)	-	(572)			(572)	572	-
(123)	22	162	-	53			53	(53)	-
(15)	(27)	31	-	(172)			(172)	172	-
1,529	898	(365)	-	11,277			11,277	-	11,277

4,286	6,299	1,894	(2,137)	39,445			39,445	-	39,445
(2,062)	(3,645)	(3,011)	4,577	(17,251)			(17,251)	-	(17,251)
48	138	2,512	(3,268)	657			657	57	714
(122)	(153)	(47)	828	(367)			(367)	(489)	(856)
(393)	(1,579)	(1,260)	-	(8,531)			(8,531)	(565)	(9,096)
(354)	(92)	(81)	-	(1,795)			(1,795)	-	(1,795)
-	-	-	-	-			-	390	390
-	-	-	-	-			-	(439)	(439)
1,403	968	7	-	12,158			12,158	(1,046)	-
-	-	(400)	-	(432)			(432)	432	-
-	(33)	(113)	-	(565)			(565)	565	-
(36)	22	52	-	390			390	(390)	-
-	(47)	(313)	-	(439)			(439)	439	-
1,367	910	(767)	-	11,112			11,112	-	11,112
ORANGE / 2016 REGISTRATION DOCUMENT - 95[Back to contents]

1.3 Segment reported EBITDA to segment operating income and segment investments

(in millions of euros)	France	Europe
		Spain	Poland	Belgium & Luxem- bourg	Central European countries	Elimina- tions Europe	Total
2016
Reported EBITDA	6,533	1,222	725	317	537	-	2,801
Depreciation and amortization	(2,823)	(946)	(623)	(210)	(335)	-	(2,114)
Effects resulting from business combinations	-	-	-	-	-	-	-
Reclassification of cumulative translation adjustment from liquidated entities	-	-	-	-	-	-	-
Impairment of goodwill	-	-	(507)	-	-	-	(507)
Impairment of fixed assets	(1)	-	-	-	-	-	-
Share of profits (losses) of associates and joint ventures	-	-	-	6	-	-	6
Operating income	3,709	276	(405)	113	202	-	186
2015
Reported EBITDA	6,482	1,046	820	321	546	-	2,733
Depreciation and amortization	(2,705)	(771)	(687)	(201)	(331)	-	(1,990)
Effects resulting from business combinations	-	-	-	-	-	-	-
Reclassification of cumulative translation adjustment from liquidated entities	-	-	-	-	-	-	-
Impairment of goodwill	-	-	-	-	-	-	-
Impairment of fixed assets	(12)	-	3	-	(27)	-	(24)
Share of profits (losses) of associates and joint ventures	-	-	-	(1)	-	-	(1)
Operating income	3,765	275	136	119	188	-	718
2014
Reported EBITDA	6,510	958	994	255	885	-	3,092
Depreciation and amortization	(2,632)	(584)	(731)	(194)	(310)	-	(1,819)
Effects resulting from business combinations	-	-	-	-	-	-	-
Reclassification of cumulative translation adjustment from liquidated entities	-	-	-	-	-	-	-
Impairment of goodwill	-	-	-	(229)	-	-	(229)
Impairment of fixed assets	(6)	-	(4)	-	-	-	(4)
Share of profits (losses) of associates and joint ventures	(2)	-	-	-	-	-	-
Operating income	3,870	374	259	(168)	575	-	1,040
2016
Investments in property, plant and equipment and intangible assets
CAPEX (3)	3,421	1,086	455	168	251	-	1,960
Telecommunications licenses	-	51	719	-	9	-	779
Finance leases	-	4	4	-	-	-	8
Total investments (4)	3,421	1,141	1,178	168	260	-	2,747
2015
Investments in property, plant and equipment and intangible assets
CAPEX (3)	3,097	864	463	193	263	-	1,783
Telecommunications licenses	954	25	-	76	13	-	114
Finance leases	-	5	13	-	-	-	18
Total investments (5)	4,051	894	476	269	276	-	1,915
2014
Investments in property, plant and equipment and intangible assets
CAPEX (3)	2,799	585	418	215	279	-	1,497
Telecommunications licenses	-	2	90	-	326	-	418
Finance leases	-	1	6	-	-	-	7
Total investments (6)	2,799	588	514	215	605	-	1,922

(1) Including tangible and intangible assets of 248 million euros in France in 2016.

      Including tangible and intangible assets of 236 million euros in France in 2015.

      Including tangible and intangible assets of 245 million euros in France in 2014.

(2) Including tangible and intangible assets of 329 million euros in France in 2016.

      Including tangible and intangible assets of 353 million euros in France in 2015.

      Including tangible and intangible assets of 277 million euros in France in 2014.

ORANGE / 2016 REGISTRATION DOCUMENT - 96[Back to contents]

Africa & Middle-East	Enter-prise (1)	Inter-national Carriers & Shared Services (2)	Elimi-nations telecom activities	Total telecom activities	Orange Bank	Orange consoli-dated financial statements

1,638	970	(211)	-	11,731	(12)	11,719
(1,056)	(376)	(359)	-	(6,728)	-	(6,728)
-	-	-	-	-	97	97
-	1	13	-	14	-	14
(265)	-	-	-	(772)	-	(772)
(204)	(1)	(1)	-	(207)	-	(207)
(45)	-	(7)	-	(46)	-	(46)
68	594	(565)	-	3,992	85	4,077

1,529	898	(365)	-	11,277		11,277
(1,034)	(367)	(369)	-	(6,465)		(6,465)
-	6	-	-	6		6
-	-	-	-	-		-
-	-	-	-	-		-
-	-	(2)	-	(38)		(38)
(32)	(3)	(2)	-	(38)		(38)
463	534	(738)	-	4,742		4,742

1,367	910	(767)	-	11,112		11,112
(842)	(343)	(402)	-	(6,038)		(6,038)
-	-	-	-	-		-
-	-	-	-	-		-
-	-	-	-	(229)		(229)
(46)	-	(3)	-	(59)		(59)
(195)	(15)	(3)	-	(215)		(215)
284	552	(1,175)	-	4,571		4,571

962	336	277	-	6,956	15	6,971
742	-	-	-	1,521	-	1,521
4	24	55	-	91	-	91
1,708	360	332	-	8,568	15	8,583

922	325	359	-	6,486		6,486
217	-	-	-	1,285		1,285
-	23	2	-	43		43
1,139	348	361	-	7,814		7,814

779	325	236	-	5,636		5,636
57	-	-	-	475		475
2	33	45	-	87		87
838	358	281	-	6,198		6,198

(3) CAPEX relate to tangible and intangible investments except telecommunication licenses and financial leases and they are used internally to allocate resources. CAPEX are not a financial aggregate defined by IFRS and may not be comparable to similarly titled indicators used by other companies.

(4) Including 3,007 million euros for other intangible assets and 5,576 million euros for tangible assets.

(5) Including 2,771 million euros for other intangible assets and 5,043 million euros for tangible assets.

(6) Including 1,905 million euros for other intangible assets and 4,293 million euros for tangible assets.

ORANGE / 2016 REGISTRATION DOCUMENT - 97[Back to contents]

1.4 Segment assets

(in millions of euros)	France
		Spain	Poland	Belgium & Luxembourg	Central European countries
2016
Goodwill	15,382	6,818	232	362	2,160
Other intangible assets	4,269	1,861	1,299	320	713
Property, plant and equipment	13,054	3,313	2,420	830	874
Interests in associates and joint ventures	-	1	-	6	-
Non-current assets included in the calculation of net financial debt	-	-	-	-	-
Other	3	-	10	-	-
Total non-current assets	32,708	11,993	3,961	1,518	3,747
Inventories	433	73	37	31	64
Trade receivables	1,515	729	512	176	232
Prepaid expenses	70	92	18	12	11
Current assets included in the calculation of net financial debt	-	-	-	-	-
Other	532	12	9	1	10
Total current assets	2,550	906	576	220	317
Assets held for sale	-	-	-	-	-
Total assets	35,258	12,899	4,537	1,738	4,064
2015
Goodwill	15,382	6,818	769	362	2,159
Other intangible assets	4,378	2,222	707	347	743
Property, plant and equipment	12,294	2,768	2,583	840	897
Interests in associates and joint ventures	1	1	-	-	-
Non-current assets included in the calculation of net financial debt	-	-	-	-	-
Other	4	-	10	1	-
Total non-current assets	32,059	11,809	4,069	1,550	3,799
Inventories	370	67	57	21	63
Trade receivables	1,614	903	422	194	181
Prepaid expenses	67	43	20	17	12
Current assets included in the calculation of net financial debt	-	-	-	-	-
Other	824	29	28	2	14
Total current assets	2,875	1,042	527	234	270
Assets held for sale	-	-	-	-	-
Total assets	34,934	12,851	4,596	1,784	4,069
2014
Goodwill	15,382	4,723	767	362	2,167
Other intangible assets	3,560	1,219	753	305	795
Property, plant and equipment	11,696	1,820	2,740	804	980
Interests in associates and joint ventures	1	1	-	-	-
Non-current assets included in the calculation of net financial debt	-	-	-	-	-
Other	4	-	1	-	-
Total non-current assets	30,643	7,763	4,261	1,471	3,942
Inventories	385	63	47	18	51
Trade receivables	1,534	866	354	205	163
Prepaid expenses	75	35	17	10	8
Current assets included in the calculation of net financial debt	-	-	-	-	-
Other	726	8	35	8	25
Total current assets	2,720	972	453	241	247
Assets held for sale	-	-	-	-	-
Total assets	33,363	8,735	4,714	1,712	4,189

(1) Including in 2016 tangible and intangible assets of 541 million euros in France, 577 million euros in 2015, and 525 million euros in 2014.

      Some trade receivables generated by the Enterprise segment (approximately 146 million euros in 2016, 182 million euros in 2015 and 264 million euros in 2014) are included in the France segment, which is responsible for their collection.

(2) Including in 2016 tangible and intangible assets of 2,203 million euros in France (2,251 million euros in 2015 and 2,320 million euros in 2014). Intangible assets also include the Orange brand for 3,133 million euros.

ORANGE / 2016 REGISTRATION DOCUMENT - 98[Back to contents]

Europe		Africa & Middle-East	Enter-prise (1)	Inter-national Carriers & Shared Services (2)	Elimi-nations telecom activities and un-allocated items	Total telecom activities	Orange Bank	Elimi-nations telecom activities/ bank	Orange consoli-dated financial state-ments
Eliminations Europe	Total

-	9,572	1,709	478	15	-	27,156	-	-	27,156
-	4,193	2,103	327	3,694	-	14,586	16	-	14,602
-	7,437	3,270	487	1,662	-	25,910	2	-	25,912
-	7	111	1	11	-	130	-	-	130
-	-	-	-	-	980	980	-	-	980
-	10	2	11	1,708	2,780	4,514	2,577	(27)	7,064
-	21,219	7,195	1,304	7,090	3,760	73,276	2,595	(27)	75,844
-	205	84	50	49	(2)	819	-	-	819
-	1,649	701	784	864	(549)	4,964	-	-	4,964
-	133	66	189	95	(14)	539	1	-	540
-	-	-	-	-	7,899	7,899	-	-	7,899
-	32	638	150	384	439	2,175	2,427	-	4,602
-	2,019	1,489	1,173	1,392	7,773	16,396	2,428	-	18,824
-	-	-	-	-	-	-	-	-	-
-	23,238	8,684	2,477	8,482	11,533	89,672	5,023	(27)	94,668

-	10,108	1,117	449	15	-	27,071			27,071
-	4,019	1,936	322	3,672	-	14,327			14,327
-	7,088	3,504	505	1,732	-	25,123			25,123
-	1	155	1	4	-	162			162
-	-	-	-	-	1,392	1,392			1,392
-	11	4	11	-	3,225	3,255			3,255
-	21,227	6,716	1,288	5,423	4,617	71,330			71,330
-	208	71	59	55	-	763			763
-	1,700	728	703	759	(628)	4,876			4,876
-	92	71	179	94	(8)	495			495
-	-	-	-	-	6,086	6,086			6,086
-	73	360	141	92	602	2,092			2,092
-	2,073	1,230	1,082	1,000	6,052	14,312			14,312
-	-	-	-	5,788	-	5,788			5,788
-	23,300	7,946	2,370	12,211	10,669	91,430			91,430

-	8,019	853	447	83	-	24,784			24,784
-	3,072	1,242	309	3,628	-	11,811			11,811
-	6,344	2,970	467	1,837	-	23,314			23,314
-	1	524	72	5	-	603			603
-	-	-	-	-	1,201	1,201			1,201
-	1	6	9	1	6,482	6,503			6,503
-	17,437	5,595	1,304	5,554	7,683	68,216			68,216
-	179	72	25	48	-	709			709
-	1,588	620	665	841	(636)	4,612			4,612
-	70	51	118	85	(7)	392			392
-	-	-	-	-	7,010	7,010			7,010
-	76	247	137	162	392	1,740			1,740
-	1,913	990	945	1,136	6,759	14,463			14,463
-	-	-	-	5,725	-	5,725			5,725
-	19,350	6,585	2,249	12,415	14,442	88,404			88,404
ORANGE / 2016 REGISTRATION DOCUMENT - 99[Back to contents]

1.5 Segment equity and liabilities

(in millions of euros)	France
		Spain	Poland	Belgium & Luxembourg	Central European countries
2016
Equity	-	-	-	-	-
Fixed assets payables	322	-	155	-	208
Non-current employee benefits	1,895	-	31	1	2
Non-current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	695	151	66	69	59
Total non-current liabilities	2,912	151	252	70	269
Fixed assets payables	1,293	539	226	69	98
Trade payables	2,355	886	327	168	232
Current employee benefits	1,369	36	44	32	22
Deferred income	1,171	76	127	59	71
Current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	429	103	221	138	22
Total current liabilities	6,617	1,640	945	466	445
Liabilities related to assets held for sale	-	-	-	-	-
Total equity and liabilities	9,529	1,791	1,197	536	714
2015
Equity	-	-	-	-	-
Fixed assets payables	584	-	180	-	205
Non-current employee benefits	2,017	-	55	-	3
Non-current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	750	168	84	73	60
Total non-current liabilities	3,351	168	319	73	268
Fixed assets payables	1,252	470	233	129	111
Trade payables	2,491	847	271	170	219
Current employee benefits	1,292	47	48	36	21
Deferred income	1,220	89	127	70	67
Current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	748	65	232	126	16
Total current liabilities	7,003	1,518	911	531	434
Liabilities related to assets held for sale	-	-	-	-	-
Total equity and liabilities	10,354	1,686	1,230	604	702
2014
Equity	-	-	-	-	-
Fixed assets payables	123	-	202	-	237
Non-current employee benefits	2,074	-	82	-	2
Non-current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	820	141	71	67	57
Total non-current liabilities	3,017	141	355	67	296
Fixed assets payables	672	282	167	71	118
Trade payables	2,411	815	303	152	219
Current employee benefits	1,144	27	42	34	21
Deferred income	1,189	75	105	80	64
Current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	785	64	214	108	27
Total current liabilities	6,201	1,263	831	445	449
Liabilities related to assets held for sale	-	-	-	-	-
Total equity and liabilities	9,218	1,404	1,186	512	745
ORANGE / 2016 REGISTRATION DOCUMENT - 100[Back to contents]

Europe		Africa & Middle-East	Enter-prise	Inter- national Carriers & Shared Services	Elimi- nations telecom activities and un-allocated items	Total telecom activities	Orange Bank	Elimi-nations telecom activities/ bank	Orange consoli-dated financial state-ments
Eliminations Europe	Total

-	-	-	-	-	32,889	32,889	285	-	33,174
-	363	221	-	-	1	907	-	-	907
-	34	70	312	713	(1)	3,023	6	-	3,029
-	-	-	-	-	29,420	29,420	-	-	29,420
-	345	56	33	177	853	2,159	620	(27)	2,752
-	742	347	345	890	30,273	35,509	626	(27)	36,108
-	932	418	46	104	1	2,794	6	-	2,800
-	1,613	1,073	665	1,008	(549)	6,165	46	-	6,211
-	134	68	348	342	-	2,261	5	-	2,266
-	333	235	293	116	(14)	2,134	-	-	2,134
-	-	-	-	-	4,666	4,666	-	-	4,666
-	484	828	234	792	487	3,254	4,055	-	7,309
-	3,496	2,622	1,586	2,362	4,591	21,274	4,112	-	25,386
-	-	-	-	-	-	-	-	-	-
-	4,238	2,969	1,931	3,252	67,753	89,672	5,023	(27)	94,668

-	-	-	-	-	33,267	33,267			33,267
-	385	35	-	-	-	1,004			1,004
-	58	60	290	717	-	3,142			3,142
-	-	-	-	-	29,780	29,780			29,780
-	385	148	34	183	1,111	2,611			2,611
-	828	243	324	900	30,891	36,537			36,537
-	943	399	40	95	(1)	2,728			2,728
-	1,507	1,086	638	1,133	(628)	6,227			6,227
-	152	69	347	354	-	2,214			2,214
-	353	208	270	94	(9)	2,136			2,136
-	-	-	-	-	4,667	4,667			4,667
-	439	515	201	940	811	3,654			3,654
-	3,394	2,277	1,496	2,616	4,840	21,626			21,626
-	-	-	-	-	-	-			-
-	4,222	2,520	1,820	3,516	68,998	91,430			91,430

-	-	-	-	-	31,701	31,701			31,701
-	439	2	-	-	-	564			564
-	84	80	290	711	-	3,239			3,239
-	-	-	-	-	30,203	30,203			30,203
-	336	8	30	308	1,180	2,682			2,682
-	859	90	320	1,019	31,383	36,688			36,688
-	638	353	43	87	(2)	1,791			1,791
-	1,489	821	603	1,087	(636)	5,775			5,775
-	124	61	338	317	-	1,984			1,984
-	324	162	188	101	(8)	1,956			1,956
-	-	-	-	-	5,060	5,060			5,060
-	413	484	198	673	896	3,449			3,449
-	2,988	1,881	1,370	2,265	5,310	20,015			20,015
-	-	-	-	-	-	-			-
-	3,847	1,971	1,690	3,284	68,394	88,404			88,404
ORANGE / 2016 REGISTRATION DOCUMENT - 101[Back to contents]

1.6 Simplified statement of cash flows on telecommunication and banking activities

(in millions of euros)	2016
	Telecom activities	Orange Bank (from October 4, 2016)	Eliminations telecom activities/ Orange Bank	Orange consolidated financial statements
Operating activities
Consolidated net income	3,177	86	-	3,263
Adjustments to reconcile net income (loss) to funds generated from operations	10,123	(104)	-	10,019
Changes in working capital requirements	(428)	(203)	-	(631)
Interest paid and interest rates effects on derivatives, net	(1,345)	11	-	(1,334)
Income tax paid	(906)	(0)	-	(906)
Other net cash out relating to operation activities	(1,660)	(1)	-	(1,661)
Net cash provided by operating activities (a)	8,961	(211)	-	8,750
Investing activities
Purchases of property, plant and equipment and intangible assets	(8,477)	(15)	-	(8,492)
Increase (decrease) in fixed assets payables	26	6	-	32
Proceeds from sales of property, plant and equipment and intangible assets	145	-	-	145
Cash paid for investment securities, net of cash acquired	(1,244)	55 (1)	-	(1,189)
Proceeds from sales of investment securities, net of cash transferred	4,588	-	-	4,588
Decrease (increase) in securities and other financial assets	(65)	105	27	67
Other net cash out relating to investing activities	(30)	-	-	(30)
Net cash used in investing activities (b)	(5,057)	151	27	(4,879)
Financing activities
Long-term debt issuances	3,411	27	(27)	3,411
Long-term debt redemptions and repayments	(2,667)	(27)	-	(2,694)
Increase (decrease) of bank overdrafts and short-term borrowings	90	44	-	134
Decrease (increase) of cash collateral deposits	(888)	4	-	(884)
Capital increase (decrease) - owners of the parent company	113	-	-	113
Changes in ownership interests with no gain/loss of control	(124)	100 (2)	-	(24)
Coupon on subordinated notes	(291)	-	-	(291)
Dividends paid to owners of the parent company	(1,596)	-	-	(1,596)
Dividends paid to non-controlling interests	(259)	-	-	(259)
Other cash relating to financing activities	207	-	-	207
Net cash used in financing activities (c)	(2,004)	148	(27)	(1,883)
Cash and cash equivalents - opening balance	4,469		-	4,469
Cash change in cash and cash equivalents (a) + (b) + (c)	1,900	88	-	1,988
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	(102)	-	-	(102)
Cash and cash equivalents - closing balance	6,267	88	-	6,355
(1) Corresponds to Orange Bank cash acquired.

(2) Of which 65 million euros invested by Orange.

ORANGE / 2016 REGISTRATION DOCUMENT - 102[Back to contents]

1.7 Contribution of telecom activities and Orange Bank
to the assets and liabilities of the Group

The accounts of Orange Bank were adapted to the format of Orange group’s consolidated accounts (see Note 2.3) and may differ from a presentation that complies with a banking format.

In order to improve the readiness of financial statements and to be able to distinguish the performance of telecom activities from the performance of Orange Bank, the notes related to financial assets and liabilities as well as finance costs are split to respect these two business areas.

Thus, Note 11 details the financial assets, liabilities and related gains and losses specific to telecom activities, Note 12 gives information about the market risks management related to telecom activities, and Note 15 is devoted to Orange Bank activities.

The following tables reconcile the contributive balances of assets and liabilities for each of these two areas to the consolidated balance sheet (intra-group transactions between telecom activities and Orange Bank are eliminated).

Assets and liabilities contributive to the financial statements

(in millions of euros)	Contributive data as at December 31, 2016
	Telecom activities	Note	Orange Bank	Note	Orange consolidated financial statements
Goodwill	27,156	7.2	-		27,156
Other Intangible assets	14,586	8.3	16	8.3	14,602
Property, plant and equipment	25,910	8.4	2	8.4	25,912
Interests in associates and joint ventures	130	10	-		130
Non-current loans and advances of Orange Bank (1)	-		1,025	15.1	1,025
Non-current financial assets	2,359	11.1	1,523	15.1	3,882
Non-current derivatives assets	903	11.1	12	15.1	915
Other non-current assets	87	4.5	19	4.5	106
Deferred tax assets	2,116	9.2.3	0	9.2.3	2,116
Total non-current assets	73,248		2,596		75,844
Inventories	819	5.4	-		819
Trade receivables	4,964	4.3	-		4,964
Current loans and advances of Orange Bank (1)	-		2,066	15.1	2,066
Current financial assets	1,616	11.1	246	15.1	1,862
Current derivatives assets	57	11.1	-		57
Other current assets	1,047	4.5	26	4.5	1,073
Operating taxes and levies receivables	918	9.1.2	-		918
Current tax assets	170	9.2.3	-		170
Prepaid expenses	539	5.5	1	5.5	540
Cash and cash equivalent	6,266	11.1	89	15.1	6,355
Total current assets	16,396		2,428		18,824
Non-current financial liabilities	28,909	11.1	-	15.1	28,909
Non-current derivatives liabilities	511	11.1	67	15.1	578
Non-current fixed assets payable	907	8.5	-	8.5	907
Non-current debts related to Orange Bank activities (1)	-		518	15.1	518
Non-current employee benefits	3,023	6.2	6	6.2	3,029
Non-current provisions for dismantling	716	8.6	-	8.6	716
Non-current restructuring provisions	185	5.3	-	5.3	185
Other non-current liabilities	603	5.7	5	5.7	608
Deferred tax liabilities	654	9.2.3	4	9.2.3	658
Total non-current liabilities	35,509		599		36,108
Current financial liabilities	4,616	11.1	143	15.1	4,759
Current derivatives liabilities	50	11.1	-	15.1	50
Current fixed assets payable	2,794	8.5	6	8.5	2,800
Trade payables	6,165	5.6	46	5.6	6,211
Current debts related to Orange Bank activities (1)	-		3,846	15.4	3,846
Current employee benefits	2,261	6.2	5	6.2	2,266
Current provisions for dismantling	21	8.6	-		21
Current restructuring provisions	190	5.3	-		190
Other current liabilities	1,530	5.7	-		1,530
Operating taxes and levies payables	1,241	9.1.2	-		1,241
Current tax payables	338	9.2.3	-		338
Deferred income	2,134	4.4	-		2,134
Total current liabilities	21,339		4,047		25,386

(1) Concerns exclusively Orange Bank: loans and advances to customers and credit institutions as assets and debts to customers and credit institutions as liabilities.

ORANGE / 2016 REGISTRATION DOCUMENT - 103[Back to contents]

1.8 Transition from adjusted EBITDA to reported EBITDA

The significant litigation in 2015 included a fine of 350 million euros relating to a dispute concerning competition in the Enterprise market. In 2014, this was mainly comprised of the payment of litigation costs between the Group and Bouygues Télécom to bring several disputes to an end.

The specific labor expenses in 2016 predominantly reflect the impact of changes in assumptions and experience adjustments of the various “part-time for seniors plans” (TPS) in France. In 2015, these mainly related to the one-year extension of the 2012 TPS plan. In 2014, these expenses notably included the effects of changes in assumptions of the various TPS plans in France (see Note 6.2).

The review of the investments and business portfolio in 2016 included the gains (losses) on disposal of Fime in the amount of 49 million euros. In 2015, the review of the investments and business portfolio primarily included the gains (losses) on disposal of Dailymotion in the amount of 170 million euros (see Note 3.2) and the impact of the restructuring of the asset portfolio. In 2014, income relating to the review of the investments and business portfolio included the gains (losses) on disposal of Orange Dominicana in the amount of 280 million euros.

The restructuring and integration costs are presented in Note 5.3.

The other specific items in 2016 include the non completed Bouygues transaction costs.

Accounting policies

Segment information

Decisions on the allocation of resources and the performance assessment of Orange component parts (hereinafter referred to as “the Group”) are made by the Chairman and Chief Executive Officer (main operational decision-maker) at operating segment level, mainly consisting of the geographical locations. Thus, the operating segments are:

- France (excluding Enterprise);

- Spain, Poland, Belgium, Luxembourg, and each Central European country (with a subtotal combining the countries in that zone);

- Each of the countries in Africa and Middle East (with a sub-total combining the countries in that zone);

- Enterprise;

- activities of International Carriers and Shared Services (IC&SS), which comprise certain resources, mainly in the areas of networks and information systems, research and development and other shared competencies, as well as the Orange brand;

- Orange Bank.

The use of shared resources, mainly provided by IC&SS and by France to Enterprise, is taken into account in segment results based either on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in other revenues of the service provider, and the use of the resources is included in expenses taken into account for the calculation of the service user’s EBITDA. The cost of shared resources may be affected by changes in contractual relationships or organization and may therefore impact the segment results disclosed from one year to another.

Adjusted EBITDA and reported EBITDA are operating performance indicators used by the Group:

- to manage and assess its operating and segment results; and

- to implement its investment and resource allocation strategy.

The Group’s management believes that the presentation of these aggregates is pertinent as it provides users with the same management aggregates as used internally.

At the end of 2015, ESMA (European Securities and Markets Authority) published guidelines on alternative performance indicators for results of listed companies. In this context, the Group decided to incorporate within its financial statements the reconciliation of adjusted EBITDA with the reported EBITDA historically presented and discussed in the Management Report.

Reported EBITDA corresponds to operating income before depreciation and amortization, effects associated with takeovers the reversal of translation reserves of liquidated entities, impairment of goodwill and fixed assets and share of profits (losses) of associates and joint ventures.

Adjusted EBITDA corresponds to reported EBITDA, adjusted for significant litigation, specific labor expenses, review of the investments and business portfolio, restructuring and integration costs and, where appropriate, other specific elements.

This measurement indicator allows for the effects of certain specific factors to be isolated from reported EBITDA, irrespective of their recurrence and the type of income or expense, when they are linked to:

- significant litigation:

Associated procedures based on a third-party decision (regulatory authority, court, etc.) and occurring over a different period to the activities at the source of the litigation. By their very nature, costs are difficult to predict in terms of their source, amount and period;

- specific labor expenses:

Independently of the departure plans included under restructuring costs, certain changes in the working hours of employees may have a negative impact on the period during which they are implemented. This primarily relates to the various “part-time for seniors plans” (TPS) in France;

ORANGE / 2016 REGISTRATION DOCUMENT - 104[Back to contents]

- review of the investments and business portfolio:

The Group regularly reviews its investments and business portfolio: as part of this review, decisions to dispose of assets are implemented, which by their very nature have an impact on the period during which the disposal takes place. The corresponding gains (losses) on disposal affect either reported EBITDA or the net income from discontinued operations;

- restructuring and integration costs:

The adjustment of Group activities in line with changes in the business environment may also incur other types of transformation costs. These actions may have a negative effect on the period during which they are announced or implemented; for illustrative purposes, some of the transformation plans approved by internal governance bodies that may result in such consequences are (this is not an exhaustive list): building occupancy plans, distribution network, subcontractor network, employee departure plans, communication networks (for costs other than the amortization or depreciation of assets), business integration expenses in the 12 months following their acquisition (consultancy fees, training costs for new staff, migration costs associated with customer offers, labor expenses associated with the transition, etc.);

- where applicable, other specific elements that are systematically specified in relation to income and/or expenses.

Adjusted EBITDA and reported EBITDA are not financial aggregates as defined by IFRS and are not comparable to similarly titled indicators used by other groups. They are provided as additional information only and should not be considered as a substitute for operating income or cash flow provided by operating activities.

CAPEX relates to investments in property, plant and equipment and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases, and is used internally to allocate resources. CAPEX are not a financial aggregate defined by IFRS and may not be comparable to similarly-titled indicators used by other companies.

Inter-segment assets and liabilities are reported in each operating segment.

Non-allocated assets and liabilities for the telecommunications business, mainly include external financial debt, external cash and cash equivalents, current and deferred tax assets and liabilities, as well as equity. Financial debt and investments between these segments are presented as non-allocated elements.

For Orange Bank, the line “Other” includes the assets and liabilities listed above, as well as the loans and receivables and debts related to the Bank’s activity.

The other accounting policies are presented within each note to which they refer.

Note 2   Description of business and basis of preparation
of the consolidated financial statements

2.1 Description of business

Orange provides consumers, businesses and other telecommunications operators with a wide range of services including fixed telephony and mobile telecommunications, data transmission and other value-added services, mainly in Europe, Africa and the Middle East. The Group is also developing its activity in the mobile financial services (Orange Money in Africa, Orange Finanse in Poland, Orange Cash in France and Spain, and Orange Bank in France).

Telecommunications operator activities are regulated by sector and dependent upon the granting of licenses, just as mobile financial service activities have their own regulations.

2.2 Basis of preparation of the 2016 consolidated financial statements

The consolidated financial statements were approved by the Board of Directors’ Meeting on February 22, 2017 and will be submitted for approval at the Shareholders’ Meeting on June 1, 2017.

In accordance with European regulation No. 1606/2002 of July 19, 2002, the consolidated financial statements for the 2016 fiscal year were prepared in compliance with the International Financial Reporting Standards (IFRS) as endorsed by the European Union (available online at: http://ec.europa.eu/internal_market/accounting/ias/index_fr.htm). Comparative figures are presented for the 2015 and 2014 fiscal years which were prepared on the same basis.

For the reported periods, the accounting standards and interpretations endorsed by the European Union are similar to the compulsory standards and interpretations published by the International Accounting Standards Board (IASB) with the exception of the carve-out of IAS 39 together with the standards and interpretations currently being endorsed, which have no effect on the Group accounts. Consequently, the Group financial statements are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

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The principles applied to prepare the financial data relating to the 2016 fiscal year are based on:

- all the standards and interpretations endorsed by the European Union and compulsory as of December 31, 2016;

- the recognition and measurement alternatives allowed by IFRSs:

Standard		Alternative used
IAS 1	Accretion expenses of operating liabilities (employee benefits, environmental liabilities)	Classification as financial expenses
IAS 2	Inventories	Measurement of inventories using the weighted average unit cost method
IAS 7	Interest paid and dividends received	Classification as net cash provided by operating activities
IAS 16	Property, plant and equipment	Measurement at amortized historical cost
IAS 38	Intangible assets	Measurement at amortized historical cost
IFRS 3R	Non-controlling interests	At acquisition date, measurement either at fair value or at the portion of the net identifiable asset of the acquired entity

- accounting positions adopted by the Group in accordance with paragraphs 10 to 12 of IAS 8:

Topic	Note
Presentation of consolidated financial statements	Summary statements and segment information
Operating taxes and levies	9.1
Income taxes	9.2
Non-controlling interests	3 and 13.6
- Commitment to purchase non-controlling interests
- Transactions with owners

In the absence of any accounting standard or interpretation applicable to a specific transaction or event, Group management uses its judgment to define and apply the accounting policies that will result in relevant and reliable information, such that the financial statements:

- fairly present the Group’s financial position, financial performance and cash flows;

- reflect the economic substance of transactions;

- are neutral;

- are prepared on a prudent basis; and

- are complete in all material respects.

2.3 Changes to the presentation of consolidated financial statements

Financial measures

Since 2016, adjusted EBITDA and reported EBITDA are reported and defined in Note 1 relating to operating segments.

Orange Bank segment

On October 4, 2016, the Group acquired Groupama Banque, later renamed Orange Bank (see Note 3). As the bank’s activities are specific and governed by their own regulation, these are subject to a dedicated governance monitoring and management within the Group. These activities meet the definition of an operating segment irrespective of their geographical location. Although they are not material to date, the Group has nevertheless decided to report, from 2016, this segment separately so as to ensure the transparency of the financial statements and to identify the financial performance specific to the telecommunications business, by reporting a “Telecom activities” subtotal before “Orange Bank” in the statement of financial position, the income statement and the consolidated statement of cash flows within operating segment.

The consolidated financial statements have also been developed to incorporate the specific nature of the Orange Bank segment:

- consolidated statement of financial position: transactions with customers are presented under specific lines and the other assets and liabilities of the bank are broken down under existing lines;

- consolidated income statement: no new lines were created. Net banking income is presented under “Other operating income” and cost of risk under “Other operating expenses”;

- consolidated statement of cash flows: an additional line has been inserted within net cash provided by operating activities to take account of specific flows related to the bank’s activities.

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2.4 Standards and interpretations compulsory after December 31, 2016 and which the Group did not early apply

From among these standards and interpretations, those that might affect the future consolidated financial statements are IFRS 9, IFRS 15 and IFRS 16. These will be the subject of a dedicated Group project:

IFRS standard/Interpretation (application date for the Group)	Consequences for the Group
IFRS 9 Financial Instruments (January 1, 2018)

IFRS 9 modifies the recognition criteria for hedging transactions and main financial assets and liabilities categories: given the nature of the Group’s transactions, no major changes is expected either for the telecom activities and the bank activities.
IFRS 9 also modifies the recognition of credit risk related to financial assets, moving from the incurred loss approach to an expected loss approach: for the telecom activities, this means that impairment will be recognized on trade receivables not yet due and for the bank, upon the credit agreement.

IFRS 15 Revenue from Contracts with Customers (January 1, 2018)

The detailed work carried out so far confirms the main effect expected on the Group’s accounts, as previously disclosed.
This will relate to the mobile phone market and more specifically to the accounting for arrangements which bundle the sale of a handset sold with a discounted price and with customer subscription to a communication service for a defined period of time: the cumulative revenue will not change but the allocation between the handset sold and the communication service will change (higher equipment revenues, lower service revenues).
The accelerated recognition of revenues will lead to the recognition of a contract asset in the statement of financial position which would be settled against an asset receivable as the communication service is provided.
In addition, some incremental subscriber acquisition and retention costs (i.e. payments to retailers directly attributable to the contract, excluding subsidies) will be recognized over the duration of the contractual relationship.
The Group considers being able to disclose the first quantitative effects of the standard during the last quarter of 2017. It will then also be in a position to elect the alternative for the retrospective application of the standard: either against equity at January 1, 2018 with no restatement of comparative periods, or against equity at January 1, 2016 with 2016 and 2017 comparative periods under IFRS 15.

IFRS 16 Leases (January 1, 2019)

This standard introduces provisions that significantly affect the financial reporting of leases as well as financial measures by lessees.
At the delivery date of the right of use granted by the lessor, the lessees will account for all of their leases, as an asset against a financial liability as for a financial lease under IAS 17. In addition to the effect on the statement of financial position, the income statement (depreciation and interest expense instead of operating expenses, acceleration of expenses arising under the interest component) and the statement of cash flows (only interest expense will continue to affect the operating cash flows, investment cash flows will not be impacted, financing cash flows will be impacted by the repayment of the debt) will also be affected.
The financial reporting will be sensitive to:
- the level of judgment required in applying the new qualification criteria for a lease;
- the choice of whether to recognize certain capacity arrangements as intangible assets;
- the legislation and practices applicable in each jurisdiction or line of business with regard to the non-cancellable lease term granted by lessors and the combination of fixed and variable components of contractual payments;
- the policies used by each lessee when assessing the reasonably certain lease term;
- the alternatives elected at the transition date.
Furthermore, the differences between IFRS (IFRS 16) and US GAAP (ASU 2016-02) would result in different financial measures.
The Group has to define the provisions of the first retrospective application: either on January 1, 2019 with no restatement of comparative periods, or on January 1, 2017 with 2017 and 2018 comparative figures reported under IFRS 16.

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2.5 Use of estimates and judgment

In preparing the Group’s consolidated financial statements, Orange’s management makes estimates, insofar as many elements included in the financial statements cannot be measured precisely. The management revises these estimates if the underlying circumstances evolve or in light of new information or more experience. Consequently, the estimates made at December 31, 2016 may be changed subsequently.

Management also uses its judgment to define appropriate accounting policies for certain transactions:

Topic		Nature of estimate and/or judgment
Note 3	Control

Requiring judgment in certain circumstances and continuous control assessment which can affect the scope of consolidation, as for instance when a shareholders’ agreement is revised or terminated, or when protective rights turn into substantive rights.

Note 4	Revenue	Identifying separable components of bundled offers.
Notes 5, 9 and 16	Purchases and other expenses, taxes and litigation

Litigation and tax: underlying assumptions on legal and tax positions and the assessment and measurement of the technical merits of the interpretations and legislative positions.
Onerous supplier contracts: trigger event and underlying measurement assumptions.

Note 8	Fixed assets

Qualifying network, sites or equipment for joint operations.
TowerCos arrangement: electing the unit of account (tower or occupied space) and analyzing the arrangements in order to determine whether they contain a lease.

Notes 11 and 13	Financial assets, liabilities and financial results Equity	Distinguishing equity and debt: assessing specific contractual clauses.
Notes 12 and 15	Fair value of financial assets and liabilities	Models, selection of parameters, fair value hierarchy levels, assessment of non-performance risks, units of account for associates and joint ventures.

In accordance with the ESMA and AMF recommendations relating to the classification of certain arrangements either as operating debt or financing debt, the treatment applied by the Group is disclosed in Notes 5 and 12.

In light of the business risk factors, the key sources of variability of the Group’s net income are related to the following (without ranking in order of importance, given the inherent uncertainty of the information):

Topic		Key sources of variability of net income
Notes 5, 9 and 16	Risk of resource outflow linked to litigation and tax regulations	Identifying and releasing of uncertain legal and tax positions.
Notes 7.3, 7.4, 8.2, 8.3, 8.4 and 10	Measurement of recoverable amounts in impairment tests (goodwill, intangible assets, property, plant and equipment and interests in associates and joint ventures)

Sensitivity to the discount rate, the perpetuity growth rate, to business plan assumptions affecting expected cash flows (revenues, reported EBITDA and investments).
Assessing the competitive, economic and financial environment of the countries where the Group operates.

Note 8	Fixed assets

Assessing the useful life of assets in accordance with changes in the technological, regulatory and economic environment (particularly the move from copper local loop towards fiber and other higher bandwidth technology, radio technology). Current provision for dismantling and restoring sites: dismantling time-line, discount rate, expected cost.

Note 6.2	Employee benefits	Sensitivity to the discount rate. Sensitivity to participation rate for plans linked to the employment of seniors.
Note 12	Financial market risks

Sensitivity of net finance costs to interest rate and foreign exchange risks (Note 12.1).
Sensitivity of assets and liabilities to foreign exchange risk (Note 12.2).
Sensitivity of cash deposits to market and exchange rate risks (Note 12.5).

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Note 3   Gains and losses on disposal and main changes
in scope of consolidation

3.1 Gains (losses) on disposal of securities and businesses

Gains (losses) on disposal of securities and businesses in 2016 amount to 59 million euros and are mainly related to the disposal of Fime in the amount of 49 million euros, compared to 178 million euros in 2015 (primarily linked to the disposal of Dailymotion for 170 million euros) and 390 million in 2014, (primarily linked to the disposal of Orange Dominicana for 280 million euros).

The gain on disposal associated with EE securities are presented under “Net income from discontinued operations (EE)”.

3.2 Main changes in the scope of consolidation

Changes in the scope of consolidation during 2016

Disposal of EE

On January 29, 2016, Orange sold its entire stake in EE to BT Group Plc (BT) in exchange for 3,438 million pounds sterling (4,500 million euros) in cash and a 4% stake in the BT entity valued at 1,877 million pounds sterling (2,462 million euros) at the opening share price of January 29, 2016. The commitments granted by the Group related to the BT securities have expired (see Note 11.7). After final price adjustments, the proceeds net of transaction cost, stand at 4,481 million euros.

The Group set up hedging policies to cover the foreign exchange risk to which it was exposed through its stake in EE, denominated in pounds sterling (see Note 11.8). The net tax impact of this hedging is immaterial on the gain on disposal.

(in millions of euros)	December 31, 2016
EE’s net disposal value (1) (a)	7,138
EE’s net book value (b)	(5,725)
Other comprehensive income reclassified in profit or loss (2) (c)	840
Consolidated net income after tax of discontinued operations (a) + (b) + (c)	2,253

(1) Includes transaction costs and 173 million euros of dividends paid by EE before the disposal in January 2016.

(2) Mainly includes 836 million euros of cumulative translation adjustment reclassified in profit or loss.

The warranties given to BT Group Plc within the context of the EE disposal are described in Note 14.2.

Entities acquired in Africa

The Group has acquired several mobile operators in various African countries:

- on April 5, 2016, Cellcom Telecommunications Inc. in Liberia, controlled by Orange Côte d’Ivoire;

- on April 20, 2016, Oasis SA in the Democratic Republic of the Congo (operator Tigo in the DRC) from the Millicom Group;

- on June 22, 2016, Airtel in Burkina Faso from the Bharti Group, controlled by Orange Côte d’Ivoire;

- on July 19, 2016, Airtel in Sierra Leone from the Bharti Group, controlled by the Sonatel Group.

2016 (in millions of euros)	Liberia	DRC	Burkina Faso	Sierra Leone
Acquisition cost (1)	104	160	521	226
Loan reimbursement to former shareholders	16	-	-	79
Cash acquired net of transaction costs	2	18	(6)	-
Cash paid for investment securities, net of cash acquired	122	178	515	305

(1) The price paid for the acquisitions in Burkina Faso and Sierra Leone is an estimated price and will be subject to adjustments mainly related to net debt, working capital and capital expenditures during the first half of 2017.

In accordance with IFRS 3R - Business combinations, the Group has one year from the acquisition date to measure the fair value of the identifiable assets acquired and liabilities assumed. This work has not yet been completed and the amounts reported on December 31, 2016 are therefore provisional figures subject to change during the first half of 2017.

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At acquisition date (in millions of euros)	Liberia	DRC	Burkina Faso	Sierra Leone
Acquisition cost (a)	104	160	521	226
Net book value acquired	8	70	59	(21)
Effects of fair value measurement:
Customer base (1)	10	-	31	6
Trademark (2) (3)	6	1	1	0
Net deferred tax	(4)	(0)	(9)	(2)
Net asset remeasured at fair value (b)	20	71	82	(17)
Goodwill (a) - (b)	84	89	439	243

(1) Depreciation over 5 years in Liberia, 4 years in Burkina Faso and Sierra Leone.

(2) Depreciation over 15 years in Liberia.

(3) Depreciation over 1 year in DRC, Burkina Faso and Sierra Leone (rights of use granted by sellers and rebranding expected in 2017 by the Group).

Fair value has been measured using the relief from royalty method for the brand and the excess earnings method for the customer base.

Goodwill primarily corresponds to the launch of Orange in new African countries and also the expected synergies in the DRC at the acquisition date between Orange RDC and Oasis SA (these two entities merged on September 30, 2016). The reassessment of the business outlook in the DRC as at December 31, 2016 has resulted in an impairment loss for the goodwill (see Note 7.1).

The impact on revenues related to the acquisition of these entities in 2016 amounts to 222 million euros.

Acquisition of Groupama Banque (renamed Orange Bank)

On October 4, 2016, the Group acquired a 65% stake in Groupama Banque. This take-over was carried out through a share exchange between Orange and Groupama for a total amount of 170 million euros, with an impact on consolidated equity. The Group received general and specific warranties.

The allocation of the purchase price to the fair value of the assets acquired and liabilities assumed resulted in negative goodwill which in turn resulted in a gain being recognized under income for the period in accordance with IFRS 3R. This goodwill reflects the low return on equity, the level of which is set by regulation at a high level to allow for this type of activity. On the acquisition date, no shortfall in the profitability of operations can give rise to the recognition of a liability in the purchase price allocation. This also reflects the current characteristics of the banking market: recent acquisitions in the segment have generally been carried out at a price lower than the carrying value of the target entity’s equity.

All significant litigations concerning Orange Bank is disclosed Note 16.4.

(in millions of euros)	At acquisition date
Acquisition cost (a)	170
Net book value acquired	214
Effects of fair value measurement: (1)
Assets
Credit portfolio	37
Investment portfolio	99
Hedging instruments	(15)
Other	4
Liabilities
Transactions with customers	(66)
Debt securities	(3)
Net deferred tax	(3)
Net asset remeasured at fair value (b)	267
Badwill (a) - (b)	(97)

(1) The effect of the bank’s financial assets and liabilities reameasurement as of the acquisition date will be reversed over future years in profit or loss (against net banking income classified in “Other operating income”) according to the maturity of underlying instrument.

The put option, exercisable in 2023, granted by Orange to Groupama on 20% of the capital of Orange Bank was recorded as a financial liability on the acquisition date and the call option granted by Groupama Group on its remaining stake (15%) is an unrecognized commitment (see Note 14.2).

Disposal of Telkom Kenya

In accordance with the agreement signed on November 6, 2015 with Helios Investment Partners, and after obtaining the required authorizations, the Group sold its entire stake in Telkom Kenya on June 10, 2016. This disposal has no material impact on the income of the period.

Changes in the scope of consolidation during 2015

Egypt

On February 22, 2015, the Group exercised its option to acquire the remaining shares held by OTMT in ECMS for a consideration of 210 million euros (including 164 million euros for the 5% ownership interest held by OTMT in ECMS and 46 million euros for the 28.75% voting rights held by OTMT in MT Telecom). This transaction extinguished the financial debt related to the commitment to buy out non-controlling interests.

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Disposal of Dailymotion

Orange sold the majority of its interests in Dailymotion to Vivendi: on June 30, 2015, Orange disposed of an 80% interest for 217 million euros, and a further 10% stake in July 2015 for 29 million euros (238 million euros in total, net of disposal costs and cash transferred). The Group granted some warranties, which are usual in such transactions (see Note 14.2).

This transaction resulted in:

- a gain on disposal of 139 million euros; and

- a gain of 31 million euros relating to the measurement at fair value of the residual investment.

Orange retained a 10% stake retained in Dailymotion which was measured at fair value at 26 million euros on the basis of the put option granted by Vivendi. As Orange did not exercise this option, Vivendi may in turn exercise the call option granted by Orange, at a set price of 29 million euros.

Acquisition of Jazztel

As a result of a voluntary public tender in cash launched to acquire 100% of Jazztel Plc shares, on July 1, 2015, the Group acquired 94.75% of Jazztel against a payment of 3,179 million euros. In August 2015, the Group acquired the remaining shares against a payment of 176 million euros by exercising its squeeze-out right and delisting. The acquisition cost includes the Jazztel shares resulting from the exercise of their stock options by Jazztel employees. The price paid amounted to 3,306 million euros, net of cash acquired (92 million euros).

At the same time, the cash payment for the acquisition resulted in the termination of the pledge of 2.9 billion euros in monetary financial securities that had been provided to counter-guarantee the market guarantee issued as part of the offer. As a reminder, these financial assets had been classified as non-current financial assets (i.e. excluded from cash equivalents) as of December 31, 2014.

Goodwill has been recognized for an amount of 2.1 billion euros, after allocating the purchase price to the identifiable assets acquired and liabilities assumed. The goodwill mainly includes the amount of synergies resulting from the merger of Orange Spain and Jazztel. It is mainly attributable to the optimization of network costs, the distribution of Jazztel offers through Orange stores, the cross-selling of services and finally, the reduction in the use of Telefónica’s fiber network.

(in millions of euros)	At acquisition date
Purchase price	3,355
The costs of Jazztel shares purchase price to release options held by its employees	43
Acquisition cost (a)	3,398
Net book value as of June 30, 2015	486
Effects of fair value measurement:
Customer base (1)	672
Trademark (2)	106
Net deferred tax	39
Net asset remeasured at fair value (b)	1,303
Goodwill (a) - (b)	2,095

(1) Depreciation over 7.5 years.

(2) Depreciation over 15 years.

The impact on revenues of the acquisition of Jazztel in 2015 amounted to 552 million euros.

Médi Telecom’s consolidation

The Group exercised its call option to acquire 9% of Médi Telecom’s capital in July 2015 for a total consideration of 80 million euros, and now holds respectively 49% and 50.1% of the company’s capital and voting rights.

The consolidation of Médi Telecom in the Group’s financial statements resulted in the recognition of goodwill of 237 million euros, after allocating the purchase price to the identifiable assets acquired and liabilities assumed. The remeasurement of previously held interests had no impact on the income statement.

(in millions of euros)	At acquisition date
Purchase price	80
Remeasurement of previously held interests at fair value	335
Acquisition cost (a)	415
Net book value as of June 30, 2015	260
Effects of fair value measurement:
Customer base (1)	100
Trademark (2)	26
Licenses (3)	21
Net deferred tax	(44)
Net asset remeasured at fair value (b)	363
Proportionate share of assets and liabilities attributable to non-controlling interests (c)	(185)
Goodwill (a) - (b) - (c)	237

(1) Depreciation over 5 to 8 years.

(2) Depreciation over 1.5 year.

(3) Depreciation over 17 to 21 years.

The impact on revenues of the acquisition of Médi Telecom in 2015 amounted to 249 million euros.

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Changes in the scope of consolidation during 2014

Disposal of Orange Dominicana

Orange sold 100% of Orange Dominicana to Altice on April 9, 2014.

Orange Dominicana’s assets and liabilities, which were classified respectively as “assets held for sale” and “liabilities related to assets held for sale” in the statement of financial position as at December 31, 2013, were released upon disposal.

Based on an enterprise value agreed by the parties, the disposal price of Orange Dominicana’s shares amounted to 1.4 billion dollars, i.e. 1.02 billion euros, net of disposal costs.

The gains on the Orange Dominicana disposal amounted to 280 million euros as at December 31, 2014. The Group paid a capital gain tax to the Dominican tax administration of 237 million dollars, i.e. 172 million euros. The net amount received at the end of December 2014, after taking into account mainly the income tax, amounted to 771 million euros.

Standard guarantees granted in the context of this disposal are mentioned in Note 14.2.

Loss of control of Telkom Kenya

In 2014, Orange intended to implement certain solutions allowing a response to Telkom Kenya’s financial difficulties. Due to continuing disagreements with the government of Kenya, its co-shareholder, Orange concluded it was contractually unable to implement these solutions without the latter’s agreement. This led the Group to conclude that it had lost control over the entity.

Orange’s investment in Telkom Kenya was therefore accounted for under the equity method from December 31, 2014. This change in accounting method had no material impact on the 2014 net income and (83) million euros were reclassified from equity attributable to the non-controlling interests to equity attributable to the owners of the parent company.

Accounting policies

Changes in the scope of consolidation

Entities are fully consolidated if the Group has the following:

- power over the investee; and

- exposure, or rights, to variable returns from its involvement with the investee; and

- the ability to use its power over the investee to affect the amount of the investor’s returns.

When assessing control, IFRS 10 requires judgment and continuous assessment.

Clarifications of when the ownership interest does not imply a de facto presumption are provided in Note 18 (which lists the main consolidated entities).

Joint ventures and companies over which the Group exercises significant influence (generally corresponding to an ownership interest of 20% to 50%) are accounted for using the equity method.

When assessing the level of control or significant influence exercised over a subsidiary or associate, the existence and effect of any exercisable or convertible potential voting rights at the closing date is taken into account.

Material intragroup transactions and balances are eliminated.

Takeovers (business combinations)

Business combinations are accounted for using the acquisition method:

- the acquisition cost is measured at the fair value of the consideration transferred, including all contingent considerations, at the acquisition date. Subsequent changes in the fair value of contingent considerations are accounted for either through profit or loss or through other comprehensive income, in accordance with the applicable standards;

- goodwill is the difference between the consideration transferred and the fair value of the identifiable assets and liabilities assumed at the acquisition date, and is recognized as an asset in the statement of financial position. Considering the Group’s activity, the fair value of the identifiable assets generally relates principally to licenses, to contractual customer relationships and to brands (which cannot be recognized as an asset when internally developed), generating induced deferred taxes. When the fair value of assets such as these cannot be observed, the Group applies commonly adopted methods, such as those based on revenues or costs (for example: the “Greenfield” method for the valuation of licenses, the “relief from royalty” method for the valuation of brands and the “excess earnings” method for customer bases).

For each business combination with an ownership interest below 100%, non-controlling interest is measured:

- either at its fair value: in which case, goodwill is recognized for the portion relating to non-controlling interests;

- or proportionate to its share of the acquiree’s identifiable net assets: in which case, goodwill is only recognized for the share acquired.

Acquisition-related costs are directly recognized in operating income in the period in which they are incurred.

When a business combination is achieved in stages, the previously held equity interest is re-measured at fair value at the acquisition date through operating income. The related other comprehensive income, if any, is fully reclassified to profit or loss.

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 Internal transfer of consolidated shares

IFRS do not address the accounting treatment for the transfer of consolidated shares within the Group resulting in changes in ownership interest. The Group applies the following accounting policy:

- the transferred shares are carried at historical cost and the gain or loss on the transfer is fully eliminated in the acquirer’s accounts;

- the non-controlling interests are adjusted to reflect the change in their share in the equity against Group retained earnings, with no impact on profit and loss and equity.

Assets held for sale

The Group qualifies an asset or group of assets as “held for sale” when:

- the management is committed to a plan to sell;

- the asset is available for immediate sale in its current state (subject to any conditions precedent that are usual in such disposals); and

- the sale is highly probable, within 12 months.

Thus, when the Group is committed to a plan to sell involving the loss of control or significant influence of one of its assets, it classifies all of the assets and liabilities of the subsidiary concerned under a separate line in the statement of financial position: “Assets/Liabilities held for sale”, for a value corresponding to the lower of the net carrying value and the fair value less disposal costs.

In addition, when the asset or group of assets held for sale represents a major line of business, its contribution to the income statement is presented separately (below “consolidated net income of continuing operations”); its cash flow contribution is presented in the statement of cash flows.

Note 4   Sales

4.1 Revenues

Revenue is presented in the segment information (see Note 1.1). It combines the following product lines (excluding Enterprise and International Carriers and Shared Services):

- mobile services: revenues generated by incoming and outgoing calls (voice, SMS and data) network access fees, value-added services, Machine to Machine, roaming revenues from customers of other networks (national and international), revenues from Mobile Virtual Network Operators (MVNO) and from network sharing;

- mobile equipment sales: sales of subsidized and unsubsidized mobile devices and equipment, excluding sales of accessories;

- fixed-line services: revenues from traditional fixed-line telephony, fixed broadband services, business solutions and networks (except the France operating segment, for which business solutions and networks are carried by the Enterprise operating segment), and revenues from carrier services (national and international interconnections, unbundling and wholesale sales of telephone lines);

- other revenues: revenues from the sale and rental of fixed-line equipment, sales of mobile accessories and other miscellaneous revenues.

Enterprise operating segment revenues are presented for the following product lines:

- voice services: voice services include historical voice services (PSTN access), Voice over Internet Protocol (VoIP) products, audio conference services, as well as incoming traffic for call centers;

- data services: data services include data on a historical basis still offered by Orange Business Services (Frame Relay, Transrel, leased lines, narrow-band), those having reached a certain maturity such as IP-VPN, and broadband infrastructure products such as satellite or fiber optic access. Data services also include broadcasting and Business Everywhere roaming offers;

- IT and integration services: unified communication and collaboration services (LAN and telephony, consultancy, integration, project management), hosting and infrastructure services (including Cloud Computing), applications services (customer relations management and other applications services), security services, video conference offers, as well as sales of equipment related to the above products and services.

Revenues from the International Carriers & Shared Services operating segment cover:

- the roll-out of the international and long-distance network, installation and maintenance of submarine cables, and sales and services to international carriers;

- shared services including support and cross-divisional functions spanning the entire Group, Sofrecom and its subsidiaries, the operations in Content and Audience and the Orange brand. For the most part, shared services are rebilled to other operating segments through brand royalties, Group services fees and special case-by-case rebilling.

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Accounting policies

Revenues from the Group’s activities are recognized and presented as follows.

Separable components of bundled offers and related offers: numerous service offers available on the Group’s main markets include two components: an equipment component (e.g. a mobile handset) and a service component (e.g. a talk plan).

Hence, for bundled offers including a handset sold at a discounted price and a telecommunication service, revenues recognized for the handset sale are limited to the amount of the arrangement that is not contingent upon the rendering of telecommunication services, i.e. the amount paid by the customer for the terminal: this amount is usually the amount paid at the delivery, or the discounted amounts paid over a 12 or 24-month period with respect to the offers paid by installments.

For offers that cannot be separated into identifiable components, revenues are recognized in full over the life of the contract. The main case for which this method is used is connection to the service: this is not a separately identifiable transaction from subscription and communications, and connection fees are therefore recognized over the average expected life of the contractual relationship.

Where separable, revenues from equipment sales are recognized when the significant risks and rewards of ownership are transferred to the buyer. The provision of an Internet box does not constitute either a separable component of the Internet access service offer nor a rental because Orange maintains control of the box and its usage.

When equipment - associated with the subscription of telecommunication services - is sold by a third-party retailer who purchases it from the Group and receives compensation for signing up the customer, the related revenues are:

- recognized when the equipment is sold to the end-customer;

- assessed by the Group taking into account the best estimate of the retail price to the end-customer and any subsidies granted to the retailer at the time of the sale and passed on to the end-customer in the form of a rebate on the equipment.

Equipment for which a right of use is granted is analyzed in accordance with IFRIC 4 “Determining Whether an Arrangement Contains a Lease” in order to determine whether IAS 17 “Leases” is applicable. Equipment lease revenues are recognized on a straight-line basis over the life of the lease agreement, except in the case of finance leases, which are accounted for as sales on credit.

Service revenues: with regards to the mass market and the corporate market, revenues from telephone subscriptions and Internet access are recognized on a straight-line basis over the subscription period and revenues from charges for incoming and outgoing telephone communications, international roaming and data exchange invoiced to customers are recognized when the service is rendered. The Group offers customized solutions to its Enterprise customers: management of the telecommunication network, access, voice and data transmission and migration. The contingent commercial discounts granted under these arrangements are recorded as a deduction from revenues based on the specific terms of each arrangement. Migration costs incurred by the Group under these arrangements are expensed when incurred except when the arrangements include an early termination penalty clause.

With regards to the operators, wholesale connection subscriptions are recognized on a prorata basis as this represents the best estimate of the consumption of the service, while wholesale voice or data transfers (termination on the Orange network, international traffic) are recognized when the service is rendered. Between the major transit carriers (“International Carriers”), transfers of minutes are invoiced and recorded gross (and often settled on a net basis) and transfers of data are not charged (“free peering”). Over-The-Top service providers (OTT) (like Google, Apple, Microsoft, etc.) are not charged for the data they send (“free peering” and “net neutrality”) and hence no revenues are recognized.

Revenues from the sale of transmission capacity on terrestrial and submarine cables, as well as from offers providing access to the local loop, are recognized on a straight-line basis over the life of the contract.

The gross or net accounting for revenue sharing arrangements and supply of content depends on the analysis of the facts and circumstances surrounding each transaction. Thus, revenues are recognized on a net basis when the provider is responsible for supplying the content provided to the end-customer and for setting the price. This principle is applied notably for revenues-sharing arrangements (numbers with special rates, etc.) and for revenues from the sale or supply of content (audio, video, games, etc.) through the Group’s various communication systems (mobile, PC, TV, fixed-line telephony, etc.).

The Group’s commercial arrangements incorporate service level commitments (delivery time, service reinstatement time). These service level agreements cover commitments provided by the Group under the order, delivery, and after sales services process. If the Group fails to comply with one of these commitments, then it pays compensation to the end-customer, which is usually a tariff reduction deducted from revenues. Such penalties are recorded when it is likely that they will be paid.

Revenues are stated net of discounts. With respect to certain commercial offers where customers sign up for a fixed period, the Group offers a free service or temporary price reduction. When these free services are conditional upon a commitment for a certain period of time, the total revenues generated under the contract may be spread over the total period of the contractual agreement.

Loyalty points awarded to customers are considered as a separable component to be delivered in the transaction that triggered the acquisition of these points. Part of the invoiced revenues are allocated to these points based on their fair value taking into account an estimated utilization rate, and deferred until the date on which the points are definitively converted into benefits. Fair value is defined as the excess in value of the benefit granted to the loyal customer over the sales incentive that would be granted to any new customer. This principle is applied for both types of loyalty programs that exist within the Group, those with and those without a contractual renewal obligation.

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 The public-private service concession agreements are accounted for in accordance with IFRIC 12 “Service Concession Arrangements”. Revenues are recognized under the percentage of completion method in accordance with IAS 11 during the construction period, and in accordance with IAS 18 during the operating and maintenance period.

The Group has a right to receive a consideration from either the public entity or the users of the public service in exchange for its operator’s activities. This right is accounted for as:

- an intangible asset, if the Group has a right to charge users of the public service. This asset is measured at the infrastructure fair value and depreciated over the agreement period;

- a financial receivable, if the Group has an unconditional right to receive payments from the public entity. This asset is measured at the infrastructure fair value and accounted for at amortized cost.

4.2 Other operating income

(in millions of euros)	2016	2015	2014
Income from universal service	10	18	14
Late-payment fees on trade receivables	58	45	44
Brand and management fees (1)	24	93	124
Tax credits and subsidies	70	39	43
Proceeds from the disposal of fixed assets	126	58	41
Net banking income	21	-	-
Other income	430	389	448
Total	739	642	714

(1) Invoiced to certain unconsolidated entities.

Net banking income in the consolidated income statement is the net balance of the income and expenses of Orange Bank’s banking operations. It is prepared in accordance with accounting practices that are commonly used in France in the banking sector.

Other income is predominantly comprised of income on impaired trade receivables, income relating to line damages, penalties and customer reimbursements.

4.3 Trade receivables

(in millions of euros)	2016	2015
Net book value of trade receivables in the opening balance	4,876	4,612
Business related variations	(87)	59
Changes in the scope of consolidation (1)	78	189
Translation adjustment (2)	(122)	21
Reclassifications and other items (3)	219	(5)
Reclassification to assets held for sale	-	-
Net book value of trade receivables in the closing balance	4,964	4,876

(1) Mainly Burkina Faso in 2016 and Jazztel in 2015.

(2) In 2016, the change in currency translation adjustment is essentially related to the effect of the devaluation in the egyptian currency.

(3) Includes foremost receivables resulting from financial lease offers on firm’s equipments proposed by Orange Lease, which have been reclassified in “trade receivables” to uniform the treatment of the offers resulting from deferred payment (see accounting policies).

As at December 31, 2014, Orange was committed to a securitization program for trade receivables in France. As Orange retains the risks related to the trade receivables subject to the program, and in particular the credit risk, the conditions for de-recognition were not met. Accordingly, these receivables and the external liabilities of the securitization vehicle remain in the statement of financial position. In 2015, Orange terminated the sale of receivables to securitization mutual funds. Those securitization mutual funds were subsequently liquidated.

Following the commercialization to its clients of sales offers to buy mobile telephones with payment by installments over 24 months, in 2015 Orange Spain implemented a sale without recourse program for the related receivables. Those receivables are derecognized from the balance sheet. The receivables sold as at December 31, 2016 generated an early receipt of approximately 185 million euros (approximately 100 million euros at December 31, 2015).

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(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Trade receivables depreciated according to their age	905	920	967
Trade receivables depreciated according to other criteria	568	466	384
Net trade receivables past due	1,473	1,386	1,351
Not past due	3,491	3,490	3,261
Net trade receivables	4,964	4,876	4,612
o/w short-term trade receivables	4,683	4,773	4,450
o/w long-term trade receivables (1)	281	103	162
o/w net trade receivables from telecom activities	4,964	4,876	4,612
o/w net trade receivables from bank activities	-	-	-

(1) Includes receivables from sales of handset with payment on instalments that are payable in more than 12 months and receivables from financial lease offers on firm’s equipment (see accounting policies).

The following table provides an aging balance at closure of the net trade receivables which are past due and impaired according to their age:

(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Past due - under 180 days	569	585	696
Past due - 180 to 360 days (1)	143	169	117
Past due - over 360 days (1)	193	166	154
Total net trade receivables past due and depreciated according to their age	905	920	967

(1) Mainly includes receivables from government departments, local authorities and telecommunication operators.

The table below provides an analysis of the change in impairment for trade receivables in the statement of financial position:

(in millions of euros)	2016	2015	2014
Allowances on trade receivables - Opening balance	(820)	(661)	(785)
Net addition with impact on income statement	(275)	(279)	(269)
Losses on trade receivables	315	390	310
Changes in the scope of consolidation (1)	(3)	(233)	45
Translation adjustment	18	(5)	(9)
Reclassifications and other items	(9)	(32)	47
Reclassification to assets held for sale	-	-	-
Allowances on trade receivables - Closing balance	(774)	(820)	(661)

(1) Mainly Jazztel and Médi Telecom in 2015.

 Accounting policies

The trade receivables are mainly short-term with no stated interest rate and are measured at original invoice amount. Those receivables which include deferred payment terms over 12 or 24 months for the benefit of customers who discounted and classified as current items. Receivables from financial lease offers on firms equipment are recognized as current operating receivables because they are acquired in the normal course of business.

Impairment of trade receivables is based on two methods:

- a statistical method: this is based on historical losses and leads to a separate impairment rate for each ageing balance category. This analysis is performed over a homogenous group of receivables with similar credit characteristics because they belong to a customer category (mass-market, small offices and home offices);

- a stand-alone method: the assessment of impairment probability and its amount are based on a set of relevant qualitative factors (ageing of late payment, other balances with the counterpart, rating from independent agencies, geographical area). This method is used for carriers and operators (national and international), local, regional and national authorities and for large accounts of Enterprise Communication Services.

Impairment losses identified for a group of receivables represent the step preceding impairment identification for individual receivables. When information is available (clients in bankruptcy or subject to equivalent judicial proceedings), these receivables are then excluded from the statistical impairment database and individually impaired.

The trade receivables may be part of securitization programs. When they are sold to consolidated special purpose entities, they are still recognized in the statement of financial position. Other sales to financial institutions may lead to receivables de-recognition.

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4.4 Deferred income

(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Prepaid cards	266	310	309
Service access fees	704	664	670
Loyalty programs	58	76	71
Other deferred revenue (1)	1,021	987	868
Other deferred operating income	85	99	38
Total	2,134	2,136	1,956

(1) Mainly includes subscription fees.

(in millions of euros)	2016	2015
Deferred income in the opening balance	2,136	1,956
Business related variations	(33)	97
Changes in the scope of consolidation	77	55
Translation adjustment	(56)	16
Reclassifications and other items	10	12
Reclassification to assets held for sale	-	-
Deferred income in the closing balance	2,134	2,136

4.5 Other assets

(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Advances and downpayments	99	85	92
Submarine cable consortiums	235	410	243
Security deposits paid	78	57	54
Orange Money - isolation of electronic money (1)	319	-	-
Others	448	516	364
Total	1,179	1,068	753

(1) These receivables are offset by the liabilities of the same amount (see accounting policies and Note 5.7).

The increase in other “Submarine cable consortium” assets between 2014 and 2015 is due to the beginning of the second phase of construction of the ACE (Africa Coast to Europe) submarine cable during the third quarter of 2015.

(in millions of euros)	2016	2015
Other assets in the opening balance	1,068	753
Business related variations	24	304
Changes in the scope of consolidation (1)	98	12
Translation adjustment	(16)	4
Reclassifications and other items	5	(5)
Reclassification to assets held for sale	-	-
Other assets in the closing balance	1,179	1,068
o/w other non-current assets	106	85
o/w other current assets	1,073	983

(1) Mainly Burkina Faso in 2016.

Accounting policies

Other assets relating to “Submarine cable consortiums” are receivables from submarine cable consortium members when Orange is in charge of centralizing the payments to the equipment suppliers that build and manage these cables. These receivables are offset by the liabilities of the same amount (see Note 5.7).

Orange Money is a universal solution for money transfer, payments and access to financial services via an electronic money (“e-money”) account linked to an Orange mobile number.

Since 2016, the Orange group has become an Electronic Money Issuer (“EMI”) in some of the countries in which it operates, via dedicated, approved, internal subsidiaries. Regulations state that EMIs, as last-resort guarantors for the reimbursement of e-money holders, are obliged to restrict the funds collected in exchange for the issue of e-money (obligation to protect holders). The e-money distribution model relies on Orange’s operational subsidiaries and third-party distributors. EMIs issue e-money (or units of value “UV”) at the request of these distributors in exchange for funds collected therefrom. The distributors then transfer the e-money to end holders.

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Within the Orange group, this restriction includes the protection of third-party holders (distributors and customers).

These transactions have no impact on the net debt of the Group and are reflected in the Group’s accounts by two new headings on the statement of financial position:

- assets restricted to an amount equal to the e-money in circulation outside of the Orange Group (or UV in circulation);

- UV in circulation under liabilities, representing the obligation to reimburse the third-party holders (customers and third-party distributors).

These two headings are presented under “other assets” and “other liabilities” and under operating activities as “change in working capital requirement”.

4.6 Related party transactions

The State is one of the main shareholders, either directly or through Bpifrance Participations. The telecommunication services provided to the French State are provided as part of competitive processes led by each service by nature of the services and have no significant impact on consolidated revenues.

Transactions with associates and joint ventures are presented in Note 10.

Accounting policies

Orange group’s related parties are listed below:

- the Group’s key management personnel and their families (see Note 6);

- the French State, its departments in Bpifrance Participations and central State departments (see Notes 9 and 13);

- associates, joint ventures and companies in which the Group owns a material shareholding (see Note 10).

Note 5   Purchases and other expenses

5.1 External purchases

(in millions of euros)	2016	2015	2014
Commercial expenses and content rights	(6,800)	(6,549)	(6,499)
o /w costs of terminals and other equipment sold	(3,970)	(3,920)	(3,840)
o /w advertising, promotional, sponsoring and rebranding costs	(894)	(850)	(840)
Service fees and inter-operator costs	(5,459)	(5,228)	(4,743)
Other network expenses, IT expenses	(2,999)	(2,871)	(2,830)
Other external purchases	(3,023)	(3,049)	(3,179)
o /w rental expenses	(1,156)	(1,163)	(1,157)
Total	(18,281)	(17,697)	(17,251)

 Accounting policies

Firm purchase commitments are disclosed as unrecognized contractual commitments.

Subscriber acquisition and retention costs, other than loyalty programs costs, are recognized as an expense in the period in which they are incurred, that is to say on acquisition or renewal. In certain cases, contractual clauses with distributors provide for incentives based on the revenues generated and received: these incentives are recorded as expenses upon recognition of these revenues.

Advertising, promotion, sponsoring, communication and brand marketing costs are recorded as expenses during the period in which they are incurred.

Onerous contracts: during the course of a contract, when the economic circumstances that prevailed at inception change, some commitments towards the suppliers may become onerous, i.e. the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it: this may be the case with leases that include surplus space following space release due to technological or staffing changes. The onerous criteria are accounted for when the entity implements a detailed plan to reduce its commitments.

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5.2 Other operating expenses

(in millions of euros)	2016	2015	2014
Expense from universal service	(47)	(30)	(35)
Allowances and losses on trade receivables - telecom activities	(275)	(279)	(269)
Litigations	(86)	(506)	(485)
Cost of bank credit risk	(2)	-	-
Other expense	(133)	(254)	(67)
Total	(543)	(1,069)	(856)

Allowances and losses on trade receivables are detailed in Note 4.3.

Litigation-related expenses that were the subject of provisions or immediate payment in 2015 mainly included a fine of 350 million euros relating to a dispute concerning competition on the Enterprise market, as well as the effects of the asset portfolio restructuring. In 2014, litigation expenses mainly included the payment of the litigation costs provided for in the memorandum of understanding signed in March 2014 between the Group and Bouygues Telecom to bring several disputes to an end.

The cost of credit risk exclusively applies to Orange Bank and includes impairment charges and reversals on fixed-income securities, loans and receivables to customers as well as impairment charges and reversals relating to guarantee commitments given, losses on receivables and recovery of amortized debts.

5.3 Restructuring and integration costs

(in millions of euros)	2016	2015	2014
Restructuring costs	(428)	(151)	(439)
Departure plans (1)	(128)	(80)	(43)
Lease property restructuring (2)	(74)	36	(316)
Distribution channels (3)	(181)	(98)	(40)
Contents	-	(3)	(11)
Impairment of assets related to onerous contracts	(25)	-	-
Other	(20)	(6)	(29)
Integration costs	(71)	(21)	-
Jazztel (4)	(43)	(21)	-
Acquisition costs of investments	(23)	-	-
Other	(5)	-	-
Total	(499)	(172)	(439)

(1) Mainly departure plan announced by Orange Spain in 2016 (approximately 500 people), Orange Polska in 2015 and Orange Business Services in 2014.

(2) Essentially related to vacant leases in France.

(3) Concerns the end of the relationship with some indirect distributors in France.

(4) Mainly related to termination of operational contracts as part of the integration of the activities of Jazztel (principally linked to IRUs and other leased lines).

Some restructuring and integration costs are directly recorded as expense and are not included in the movements of provisions:

(in millions of euros)	2016	2015	2014
Restructuring and integration provision - opening balance	414	498	312
Additions with impact on income statement	234	122	349
Reversals releases with impact on income statement	(19)	(60)	(7)
Discounting with impact on income statement	-	-	1
Utilizations without impact on income statement	(205)	(147)	(157)
Changes in the scope of consolidation	-	-	-
Translation adjustment	(1)	2	1
Reclassifications and other items	(48)	(1)	(1)
Reclassification to assets held for sale	-	-	-
Restructuring and integration provision - closing balance	375	414	498
o/w non-current provisions	185	225	336
o/w current provisions	190	189	162
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Accounting policies

Restructuring costs are costs of programs regularly incurred by the Group in the reorganization and/or transformation of its business.

Provisions are recognized only when the restructuring has been announced and the Group has drawn up or started to implement a detailed formal plan prior to the end of the reporting period.

The types of costs approved by the Group as restructuring costs primarily consist of:

- employee departure plans;

- indemnities paid to suppliers to terminate a contract (distribution networks, content operations, etc.);

- cost of unoccupied buildings;

- transformation plans for communication network infrastructures.

Integration costs are a specific type of restructuring costs. These costs are incurred upon the acquisition of legal entities. They are incurred over a maximum period of 12 months following the acquisition date.

The types of integration costs approved by the Group primarily consist of restructuring costs generated through the acquisition of an entity and the costs linked to the acquisition of the entity.

5.4 Broadcasting rights and equipment inventories

(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Handset inventories	594	554	511
Other products/services sold	29	26	21
Available broadcasting rights	45	50	42
Others supplies	205	185	179
Gross value	873	815	753
Depreciation	(54)	(52)	(44)
Provision	819	763	709
(in millions of euros)	2016	2015
Inventories in the opening balance	763	709
Business related variations	62	42
Changes in the scope of consolidation	3	(1)
Translation adjustment	(9)	1
Reclassifications and other items	(0)	12
Reclassification to assets held for sale	-	-
Inventories in the closing balance	819	763

Accounting policies

Network maintenance equipment and equipment intended for sale to customers are measured at the lower of cost or likely realizable value. For equipment intended for sale to customers, this takes into account expected revenues from the sale of subscriptions comprising an equipment sale. The cost corresponds to the purchase or production cost determined by the weighted average cost method.

Handset inventories include inventories treated as consignment with distributors when these are qualified, for accounting purposes, as agents in the sales of handsets bought from the Group (48 million euros in 2016, 70 million euros in 2015 and 76 million euros in 2014).

Film or sports broadcasting rights are recognized in the statement of financial position when they are available for exhibition and expensed when broadcast.

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5.5 Prepaid expenses

(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Prepaid rentals and external purchases	512	463	368
Other prepaid operating expenses	28	32	24
Total	540	495	392
(in millions of euros)	2016	2015
Prepaid expenses in the opening balance	495	392
Business related variations	35	87
Changes in the scope of consolidation	17	6
Translation adjustment	(18)	9
Reclassifications and other items	10	1
Reclassification to assets held for sale	-	-
Prepaid expenses in the closing balance	540	495

5.6 Trade payables

(in millions of euros)	2016	2015
Trade payables in the opening balance	6,227	5,775
Business related variations	80	86
Changes in the scope of consolidation (1)	134	272
Translation adjustment (2)	(116)	29
Reclassifications and other items (3)	(114)	65
Reclassification to assets held for sale	-	-
Trade payables in the closing balance	6,211	6,227
o/w trade payables from telecom activities	6,165	6,227
o/w trade payables from bank activities	46	-

(1) Mainly Burkina Faso in 2016 and Jazztel and Médi Telecom in 2015.

(2) In 2016, the changes in currency translation adjustment are essentially related to the effect of the devaluation in the egyptian currency.

(3) Mainly Médi Telecom in 2016.

Supplier payment terms are mutually agreed between the suppliers and Orange in accordance with the rules in force. Certain key suppliers and Orange have agreed to a flexible payment schedule which, for certain invoices, can be extended up to six months.

Trade payables and fixed asset payables that were subject to an extension for payment, and had an impact on the change in working capital requirement at the end of the period, amounts to approximately 320 million euros at December 31, 2016, approximately 370 million euros at the end of 2015 and approximately 40 million euros at the end of 2014.

Accounting policies

Trade payables resulting from trade transactions and settled in the normal operating cycle are classified as current items. They include those that have been financed by the supplier (with or without notification of transfer to financial institutions) under direct or reverse factoring, and those for which the supplier proposed an extended payment period to Orange and for which Orange confirmed the payment arrangement under the agreed terms. Orange considers these financial liabilities to carry the characteristics of trade payables, in particular due to the ongoing trade relationship, the payment schedules ultimately consistent with the operational cycle of a telecommunications operator in particular for the purchase of primary infrastructures, the supplier’s autonomy in the anticipated relationship and a financial cost borne by Orange that corresponds to the compensation of the supplier for the extended payment schedule agreed.

For payables without specified interest rates, they are measured at nominal value if the interest component is negligible. For interest bearing payables, the measurement is at amortized cost.

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5.7 Other liabilities

(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Provisions for litigations	537	528	491
Cable network access fees (URI)	240	285	331
Submarine cable consortium (1)	235	410	243
Security deposit received	198	232	219
Orange Money - units in circulation (1)	319	-	-
Others (2)	610	1,032	687
Total	2,138	2,487	1,971
o/w other non-current liabilities	608	792	677
o/w other current liabilities	1,530	1,695	1,294

(1) See Note 4.5.

(2) Includes the amend for the Enterprises Market litigation for 350 million euros booked in 2015 and paid in 2016.

(in millions of euros)	2016	2015
Other liabilities in the opening balance	2,487	1,971
Business related variations (1)	(432)	477
Changes in the scope of consolidation	75	5
Translation adjustment	(19)	9
Reclassifications and other items	27	25
Reclassification to assets held for sale	-	-
Other liabilities in the closing balance	2,138	2,487

(1) Includes the amend for the Enterprises Market litigation for 350 million euros booked in 2015 and paid in 2016.

(in millions of euros)	2016	2015	2014
Provisions for litigations - opening balance	528	491	414
Additions with impact on income statement	24	478	194
Reversals with impact on income statement	(7)	(56)	(19)
Discounting with impact on income statement	4	4	4
Utilizations without impact on income statement (1)	(13)	(402)	(68)
Changes in the scope of consolidation	(6)	1	(36)
Translation adjustment	(5)	-	(2)
Reclassifications and other items	12	12	4
Reclassification to assets held for sale	-	-	-
Provisions for litigations - closing balance	537	528	491
o/w non-current provisions	69	85	61
o/w current provisions	468	443	430

(1) Included, in 2015, amend for the Enterprises Market litigation for 350 million euros reclassified in debts to be paid, and paid in 2016.

Payments related to certain litigation are directly recorded in other operating expenses (see Note 5.2).

The Group’s significant litigations are described in Note 16.

Accounting policies

Litigation

In the ordinary course of business, the Group is involved in a number of legal and arbitration proceedings and administrative actions described in Note 16.

The costs which may result from these proceedings are accrued at the reporting date when the Group has a present obligation towards a third party resulting from a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of that liability can be quantified or estimated within a reasonable range. The amount of provision recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. Where appropriate, litigation cases may be analyzed as contingent liabilities, which correspond to:

- probable obligations arising from past events that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Company’s control; or

-             present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability.

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5.8 Related party transactions

Orange does not purchase goods or services from the French State (either directly or via Bpifrance Participations), except the use of spectrum resources. These items are allocated after a competitive process.

Note 6   Employee benefits

6.1 Labor expenses

(in millions of euros)	Note	2016	2015	2014
Average number of employees (full-time equivalents) (1)		141,257	144,499	151,638
Wages and employee benefit expenses		(8,625)	(8,852)	(8,827)
o /w wages and salaries (2)		(6,074)	(6,164)	(6,184)
o /w social security charges		(2,104)	(2,191)	(2,241)
o /w French part-time for seniors plans	6.2	(432)	(455)	(358)
o /w capitalized costs (3)		809	792	770
o /w other labor expenses (4)		(824)	(834)	(814)
Employee profit sharing		(180)	(197)	(191)
Share-based compensation	6.3	(61)	(9)	(78)
Total		(8,866)	(9,058)	(9,096)
Net interest on the net defined liability		(28)	(29)	(49)
Actuarial (gains)/losses generated during the year		(80)	53	(150)

(1) Of whom 50% were French civil servants (compared with 56% at December 31, 2015 and 59% at December 31, 2014).

(2) Net of 98 million euros for competitiveness and employment tax credit for 2016 in France (104 million euros at December 31, 2015 and 110 million euros at December 31, 2014).

(3) Capitalized costs correspond to labor expenses included in the cost of assets produced by the Group.

(4) Other labor expenses comprise other short-term allowances and benefits, payroll taxes, post-employment benefits and other long term benefits (excluding French part-time for senior plans).

6.2 Employee benefits

(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Post-employment benefits (1)	998	936	984
Other long-term benefits	2,616	2,693	2,567
o /w French part-time for seniors plans	1,956	2,056	2,002
Provision for employment termination benefits	7	1	1
Other employee-related payables and payroll taxes due	1,631	1,668	1,629
Provision for social risks and litigations	43	58	42
Total	5,295	5,356	5,223
o/w non-current employee benefits	3,029	3,142	3,239
o/w current employee benefits	2,266	2,214	1,984

(1) Does not include defined contribution plan.

Benefits to be paid are estimated based on Group headcount as at December 31, 2016, including rights not acquired at December 31, 2016, but for which it is assumed the rights will be acquired by the year 2040 approximately:

(in millions of euros)	Schedule of benefits to be paid, undiscounted
	2017	2018	2019	2020	2021	2022 and beyond
Post-employment benefits	52	47	50	48	56	2,525
Other long-term benefits (1)	629	632	552	370	158	103
o /w French part-time for seniors plans	563	568	477	290	90	14
Total	681	679	602	418	214	2,628

(1) Provisions for time saving account and long-term leave and long-term sick leave not included.

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Types of post-employment benefits and other long-term benefits

In accordance with the laws and practices in force in the countries where it operates, the Group has obligations in terms of employee benefits:

- with regard to retirement, the majority of employees are covered by defined contribution plans required by law or under national agreements. In France, civil servants employed by Orange SA are covered by the French government sponsored civil and military pension plan. Orange SA’s obligation under the plan is limited to the payment of annual contributions (French law No. 96-660 dated July 26, 1996). Consequently, Orange SA has no further obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans. Expenses recognized under the terms of defined contribution pension plans amounted to 863 million euros in 2016 (980 million euros in 2015 and 1,035 million euros in 2014);

- the Group has committed to a limited number of annuity-based defined benefit plans: notably the Equant plans in the United Kingdom for 326 million euros and a plan for senior management staff in France for 213 million euros. Plan assets were transferred to these plans in the United Kingdom and in France. A few years ago, these plans were closed to new subscribers and also closed in the United Kingdom with regard to the acquisition of rights;

- the Group has also committed to capital-based defined benefit plans where, in accordance with the law or contractual agreements, employees are entitled to certain lump-sum payments or bonuses either on retirement or subsequent to retirement, depending on their years of service and end of career salary; this essentially relates to bonuses due upon retirement in France, particularly for employees under private-law contracts (550 million euros for Orange SA, equal to 72% of the capital-based plans) and for civil servants (61 million euros, equal to 8% of capital-based plans);

- other post-employment benefits are also granted to retired employees: these are benefits other than pensions;

- other long-term benefits may also be granted such as seniority awards, long-term compensated absences and French part-time for seniors plans (TPS).

As part of renegotiations of intergenerational plans, the 2012 part-time for seniors plan was extended for a duration of one year. The part-time for seniors plans (2009, 2012 and 2015) are accessible to civil servants and employees under private contract from the French entities who are eligible for full retirement benefits within 3 to 5 years and who have at least 15 years’ service within the Group. Eligible employees are those who will retire by 2021.

These plans give employees the opportunity to work 50% or 60% of a full-time job whilst receiving:

- a base salary amounting to 80% of full-time employment,

- the retirement entitlement benefits of full-time employment during the period in question (both the company’s and the employee’s contributions),

- a minimum salary level.

These plans last for a period of at least 18 months and no longer than 5 years.

The beneficiaries may decide to invest part of their base compensation (5%, 10% or 15%) in a Time Savings Account (CET), with an additional Group contribution. The CET allows for a reduction in the amount of time worked.

The number of employees who are or will be participating in the French part-time for seniors plans and thus included in the provision, is estimated at 19,000 employees at December 31, 2016.

Key assumptions used to calculate the amount of obligations

The assessment of post-employment benefits and other long-term benefits is based on retirement age calculated in accordance with the provisions applicable to each plan and the necessary conditions to ensure entitlement to a full pension, both of which are often subject to legislative changes.

The valuation of the obligation of the French part-time for seniors plans is sensitive to estimates of the potentially eligible population and to the sign-up rate for the plans (estimated at 69% on average), and the trade-offs that the beneficiaries will ultimately make between the different schemes proposed.

The discount rates used for the euro zone (which accounts for 89% of Orange’s pension and other long-term employee benefit obligations) are as follows:

	December 31, 2016	December 31, 2015	December 31, 2014
Higher than 10 years	1.45% to 1.85%	2.05% to 2.25%	2.05% to 2.35%
Lower than 10 years	-0.10% to 1.45% (1)	0.10% to 1.05%	0.20% to 1.15%

(1) -0.10% rate has been used to value the obligation regarding the French part-time for seniors plans (versus 0.10%, 0.25% and 0.50% as at December 31, 2015).

The discount rates used for the euro zone are based on corporate bonds rated AA, with a duration equivalent to the duration of the obligations.

The increase in annuities of the Equant plans in the United Kingdom is based on inflation (3.30% used) up to 5%. In France, the revaluation of the annuity-based plan for senior management is based on the INSEE consumer price index (2% used).

The main capital-based defined benefit plan (retirement bonuses for employees under private-law contracts in France) is principally sensitive to employment policy assumptions (Orange has historically had high numbers of staff at retirement age). The estimated increase in the capital of this plan is based on a long-term inflation assumption of 2% associated with the effect of a higher “GVT” (1).

(1) “Wage drift - Seniority - Job-skills”: annual change in total payroll costs independent of general or categorical increases in wages and salaries, due to in-grade promotions, promotions out of grade and the aging of personnel in place.

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The impacts on pension benefit obligations of changes in key assumptions would be as follows:

(in millions of euros)	Rate increase by 50 points	Rate decrease by 50 points
Discount rates (1)	(109)	120
	Rate increase by 5 points	Rate decrease by 5 points
Sign-up rates for French part-time for seniors plans	(44)	44

(1) Includes (18) million euros for the French part-time for seniors plans.

Commitments and plan assets

(in millions of euros)	Post-employment benefits			Long-term benefits
	Annuity- based plans	Capital-based plans	Others	French part-time for seniors plans (TPS)	Others
						2016	2015	2014
Total benefit obligations - opening balance	532	706	72	2,056	643	4,009	3,896	3,589
Service cost	3	29	-	58	83	173	455	288
Net interest on the defined benefit liability	11	18	0	5	3	37	38	67
Actuarial losses/(gains) arising from changes of assumptions	66	17	6	101	-	190	19	350
o /w arising from change in discount rate	57	40	7	11	-	115	(16)	201
Actuarial losses/(gains) arising from experience	-	24	(1)	273	(4)	292	74	65
Benefits paid	(19)	(24)	(4)	(537)	(56)	(640)	(493)	(419)
Others (1)	(46)	(4)	1	-	(3)	(52)	20	(44)
Total benefit obligations - closing balance (a)	547	766	74	1,956	666	4,009	4,009	3,896
o/w benefit obligations in respect of employee benefit plans that are wholly or partly funded	547	4	-	-	8	559	541	519
o/w benefit obligations in respect of employee benefit plans that are wholly unfunded	-	762	74	1,956	658	3,450	3,468	3,377
Weighted average duration of the plans (in years)	17	13	16	2	-	6	6	6

(1) Including, in 2016, (46) million euros of foreign exchange on annual-based plans in the United Kingdom.

Funded annuity-based plans represent 14% of Group social commitments.

(in millions of euros)	Post-employment benefits			Long-term benefits
	Annuity- based plans	Capital-based plans	Others	French part-time for seniors plans (TPS)	Others
						2016	2015	2014
Fair value of plan assets - opening balance	374	(0)	-	-	6	380	345	408
Net interest on the defined benefit liability	9	(0)	-	-	-	9	9	24
(Gains)/Losses arising from experience	32	(0)	-	-	(4)	28	4	32
Employer contributions	28	-	-	-	9	37	26	22
Benefits paid by the fund	(19)	-	-	-	(5)	(24)	(18)	(23)
Others (1)	(35)	-	-	-	-	(35)	14	(118)
Fair value of plan assets - closing balance (b)	389	(0)	-	-	6	395	380	345

(1) Including, in 2016, (36) million euros of foreign exchange on annuity-based plans in the United Kingdom.

The funded annuity-based plans are primarily located in the United Kingdom (60%) and France (37%) and their assets are broken down as follows:

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Plan assets	December 31, 2016	December 31, 2015	December 31, 2014
Equities	40.9%	39.6%	40.4%
Debt securities	49.8%	48.8%	50.5%
Money market assets	2.7%	2.5%	2.7%
Others	6.6%	9.1%	6.4%
Total	100%	100%	100%

Employee benefits in the statement of financial position correspond to benefit obligations minus fair value of plan assets:

(in millions of euros)	Post-employment benefits			Long-term benefits
	Annuity- based plans	Capital-based plans	Others	French part-time for seniors plans (TPS)	Others
						2016	2015	2014
Net unfunded status (a) - (b)	158	766	74	1,956	660	3,614	3,629	3,551
Asset ceiling adjustment	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-
Employee benefits in the statement of financial position	158	766	74	1,956	660	3,614	3,629	3,551
o/w non-current	139	735	71	1,395	593	2,933	3,075	3,109
o/w current	19	31	3	561	67	681	554	442
(in millions of euros)	Post-employment benefits			Long-term benefits
	Annuity- based plans	Capital-based plans	Others	French part-time for seniors plans (TPS)	Others
						2016	2015	2014
Employee benefits - opening balance	158	706	72	2,056	637	3,629	3,551	3,219
Net period expense	6	47	-	437	86	576	625	605
Employer contributions	(24)	-	-	-	(6)	(30)	(22)	(20)
Benefits directly paid by the employer	(4)	(24)	(4)	(537)	(54)	(623)	(477)	(399)
Actuarial (gains)/losses generated during the year	34	41	5	-	-	80	(53)	150
Others (1)	(12)	(4)	1	-	(3)	(18)	5	(4)
Employee benefits - closing balance	158	766	74	1,956	660	3,614	3,629	3,551

(1) Including, in 2016, (10) million euros of foreign exchange on annuity-based plan in the United Kingdom.

The following table discloses the net expense:

(in millions of euros)	Post-employment benefits			Long-term benefits
	Annuity- based plans	Capital-based plans	Others	French part-time for seniors plans (TPS)	Others
						2016	2015	2014
Service cost	(3)	(29)	-	(58)	(83)	(173)	(455)	(288)
Net interest on the net defined benefit liability	(3)	(18)	-	(5)	(2)	(28)	(29)	(49)
Actuarial gains/(losses)	-	-	-	(374)	(1)	(375)	(141)	(267)
Others	-	-	-	-	-	-	-	(1)
Total	(6)	(47)	-	(437)	(86)	(576)	(625)	(605)
o/w expenses in operating income	(3)	(29)	-	(432)	(84)	(548)	(596)	(556)
o/w expenses in finance costs	(3)	(18)	-	(5)	(2)	(28)	(29)	(49)

Orange plans to pay 29 million euros for contributions and fundraising during 2017 for its defined benefit plans.

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Accounting policies

Post-employment benefits are granted through:

- defined contribution plans: the contributions, paid to independent institutions which are in charge of their administrative and financial management, are expensed in the fiscal year during which the services are rendered;

- defined benefit plans: future obligations under these plans are measured based on actuarial assumptions using the projected unit credit method:

- their calculation is based on demographics (employee turnover, mortality, etc.) and financial assumptions (salary increase, inflation rate, etc.) defined at the level of each entity concerned,

- the discount rate is defined by country or geographical area and by reference to market yields on high quality corporate bonds (or government bonds where no active market exists). Its computation is based on external indices commonly used as reference for the euro area,

- actuarial gains and losses on post-employment benefits are fully recorded in other comprehensive income,

- the Group’s defined benefit plans are generally not financed. In the rare cases where they are, hedging plan assets are set up by employer and employee contributions which are managed by separate legal entities whose investments are subject to fluctuations in the financial markets. These entities are generally administrated by joint committees comprising representatives of the Group and of the beneficiaries. Each committee adopts its own investment strategy which is designed to strike the optimum strategies to match assets and liabilities, based on specific studies performed by external experts. It is generally carried out by fund managers selected by the committees and depends on the market opportunities. Assets are measured at fair value, determined by reference to quoted prices, since they are mostly invested in listed securities (primarily shares and bonds) and the use of other asset categories is limited.

Other long-term benefits may be granted such as seniority awards, long-term compensated absences and French part-time for seniors plan (TPS) agreements. The calculation of the related commitments is based on actuarial assumptions (including demographic, financial and discounting assumptions) similar to those relating to post-employment benefits. The relevant actuarial gains and losses are recognized in profit or loss when they arise.

Termination benefits are subject to provisions (up to the related obligation). For all commitments where termination of employment contracts would trigger payment of an indemnity, actuarial gains and losses are recognized in profit or loss for the period when modifications take place.

6.3 Share-based payment

Employee shareholding plan

On October 21, 2015, the Board of Directors approved the implementation of an employee shareholding plan in order to strengthen the Group’s employee shareholding through the issue of 11.2 million new shares (see Note 13.1).

The number of shares subscribed at the price of 11.92 euros (a discount of 20% on the market reference price) totaled 9.5 million shares, added to which were 1.7 million shares allocated free of charge.

The average fair value of the benefit granted to employees and former employees of the Group stands at 4.45 euros per share allocated (including free shares), equal to an expense of 50 million euros recognized through equity.

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Other plans

The following table summarizes the stock option plans granted to Orange group employees:

Stock option plans	2016		2015		2014
	Number of options	Weighted average exercise price (in euros)	Number of options	Weighted average exercise price (in euros)	Number of options	Weighted average exercise price (in euros)
Orange SA plan (ex-France Telecom SA 2005/2007)
Options outstanding at the beginning of the year	8,383,170	21.67	19,411,187	22.69	19,583,707	22.69
Canceled, lapsed	(382,170)	22.92	(11,028,017)	23.46	(172,520)	22.56
Options outstanding at the end of the year	8,001,000	21.61	8,383,170	21.67	19,411,187	22.69
Orange SA shares (ex-Orange)
Options outstanding at the beginning of the year	-	-	15,936	16.66	35,382	15.33
Canceled, lapsed	-	-	(15,936)	16.66	(19,446)	14.24
Options outstanding at the end of the year	-	-	-	-	15,936	16.66
Orange Polska SA shares
Options outstanding at the beginning of the year (1)	3,026,928	5.06	3,026,928	5.05	3,096,230	5.19
Canceled, lapsed (2)	-	-	-	-	(69,302)	5.15
Options outstanding at the end of the year (3)	3,026,928	4.89	3,026,928	5.06	3,026,928	5.05

(1) Exchange rate used: closing rate at December 31, 2015.

(2) Exchange rate used: average rate for the year.

(3) Exchange rate used: closing rate at December 31, 2016.

Options exercisable at year-end	December 31, 2016
	Number of unexercised and exercisable options at year-end	Weighted average residual vesting period (in months)	Exercise price range
Orange SA shares (ex-France Telecom SA 2005/2007)	8,001,000	5	€21.61 - €22.92
Orange Polska SA shares	3,026,928	9	€4.89

At December 31, 2016, the stock options were out of the money. The exercise prices were higher than the average annual price of the shares in 2016 which was 14.55 euros for shares of Orange SA and 1.32 euros for shares of Orange Polska SA.

Accounting policies

Employee share-based compensation: the fair value of stock-options and bonus shares is determined by reference to the exercise price, the life of the option, the current price of the underlying shares at the grant date, the expected share price volatility, expected dividends, and the risk-free interest rate over the option’s life. Vesting conditions other than market conditions are not part of the fair value assessment, but are part of the grant assumptions (employee turnover, probability of achieving performance criteria).

The determined amount is recognized in labor expenses on a straight-line basis over the vesting period, with as counterparty:

- employee benefit liabilities for cash-settled plans, re-measured against profit or loss at each year-end; and

-         equity for equity-settled plans.

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6.4 Executive compensation

The following table shows the compensation disbursed by Orange SA and its controlled companies to persons who were members of Orange SA’s Board of Directors or Executive Committee at any time during the year or at the end of the year.

(in euros)	December 31, 2016	December 31, 2015	December 31, 2014
Short-term benefits excluding employer social security contributions (1)	(10,715,699)	(10,189,959)	(10,318,413)
Termination benefits	-	-	(2,096,713)
Short-term benefits: employer’s social security contributions	(3,422,030)	(3,191,339)	(3,668,974)
Post-employment benefits (2)	(1,239,432)	(1,667,891)	(1,310,950)
Share-based compensation (3)	(7,242)	-	(16,249)

(1) Includes all compensation recognized (gross salaries including the variable component, bonuses, attendance fees and benefits in kind, incentive scheme and profit-sharing).

(2) Service cost.

(3) Expense recorded in the income statement in respect of free share award plan, stock option plans and employee shareholding plans.

The total amount of retirement benefits (contractual retirement bonuses and defined benefit supplementary pension plan) provided for in the financial statements as at December 31, 2016 in respect of persons who were members of the Board of Directors or Executive Committee at the end of the year was 19,718,614 euros (17,320,800 euros in 2015 and 15,738,833 euros in 2014).

Executive Committee members’ contracts include a clause providing for a contractual termination settlement not exceeding 15 months of their total gross annual compensation (including the contractual termination benefit). As Directors and Officers, Stéphane Richard has no employment contract and the employment contracts of Ramon Fernandez, Pierre Louette and Gervais Pellissier have been suspended. They will not receive any deferred compensation in the event that their mandates should be terminated.

Orange has not acquired any other goods or services from persons who are or were at any time during the year or at the end of the year, members of the Board of Directors or Executive Committee of Orange SA (or any parties related thereto).

Note 7   Goodwill

7.1 Impairment loss

(in millions of euros)	2016	2015	2014
Poland	(507)	-	-
Democratic Republic of the Congo	(95)	-	-
Cameroon	(90)	-	-
Egypt	(80)	-	-
Belgium	-	-	(229)
Total	(772)	-	(229)

As at December 31, 2016

In Poland, the goodwill impairment of 507 million euros primarily reflects a decrease in competiveness on the ADSL market, a downward adjustment of the revenue estimates for the mobile market and an increase in the post-tax discount rate due to a decline in the country’s sovereign rating by the rating agencies. The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% at December 31, 2016 (3.8 billion euros).

In Egypt, the impairment in the amount of 232 million euros (of which 80 million euros for goodwill and 152 million euros for fixed assets (see Note 8.2) reflects the impact of the financing terms of the 4G license granted in 2016, the strong devaluation of the Egyptian Pound and an increasingly uncertain political and economic climate. The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% at December 31, 2016 (0.8 billion euros).

In the Democratic Republic of the Congo, the impairment in the amount of 109 million euros (of which 95 million euros for goodwill and 14 million euros for fixed assets (see Note 8.2)) reflects an uncertain political and economic climate, a decrease in purchasing power and its effects on the consumption of telecommunications products and services and added regulatory pressure (relating in particular to the implementation of customer identification). The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% at December 31, 2016 (0.2 billion euros).

In Cameroon, the goodwill impairment in the amount of 90 million euros reflects the fall in voice revenues associated with the growth in messaging and voice services over IP of Over-The-Top (OTT) providers and with an increasingly competitive mobile market. The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% at December 31, 2016 (0.3 billion euros).

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As at December 31, 2015

As at December 31, 2015, impairment tests had not led the Group to recognize any impairment.

As at December 31, 2014

In Belgium, as at June 30, 2014, impairment reflected increasing tax pressure and lower revenues in the Enterprise segment. The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% at June 30, 2014 (1.4 billion euros).

7.2 Goodwill

(in millions of euros)	December 31, 2016			December 31, 2015	December 31, 2014
	Gross value	Accumulated impairment losses	Net book value	Net book value	Net book value
France	15,395	(13)	15,382	15,382	15,382
Spain	6,932	(114)	6,818	6,818	4,723
Poland	2,731	(2,499)	232	769	767
Belgium	1,006	(713)	293	293	293
Romania	1,806	(515)	1,291	1,291	1,291
Slovakia	806	-	806	806	806
Other	132	-	132	131	139
Europe	13,413	(3,841)	9,572	10,108	8,019
Egypt	581	(581)	-	92	91
Burkina Faso	439	-	439	-	-
Côte d’Ivoire	417	(42)	375	375	375
Jordan	298	(59)	239	232	208
Morocco	258	-	258	240	-
Sierra Leone	220	-	220	-	-
Democratic Republic of the Congo	211	(211)	-	-	-
Cameroon	134	(90)	44	134	134
Other	165	(31)	134	44	45
Africa & Middle-East	2,723	(1,014)	1,709	1,117	853
Enterprise	1,130	(652)	478	449	447
International Carriers & Shared Services	28	(13)	15	15	83
Goodwill	32,689	(5,533)	27,156	27,071	24,784
(in millions of euros)	Note	2016	2015	2014
Gross Value - opening balance		32,606	30,271	30,358
Acquisitions	3	904	2,333	16
Disposals	3	(6)	(69)	(67)
Translation adjustment (1)		(815)	73	93
Reclassifications and other items (2)		-	(2)	(131)
Reclassification to assets held for sale (3)	3	-	-	2
Gross Value - closing balance		32,689	32,606	30,271
Accumulated impairment losses - opening balance		(5,535)	(5,487)	(5,370)
Impairment	7.1	(772)	-	(229)
Disposals		-	-	64
Translation adjustment (1)		774	(48)	(83)
Reclassifications and other items (2)	3	-	-	131
Reclassification to assets held for sale		-	-	-
Accumulated impairment losses - closing balance		(5,533)	(5,535)	(5,487)
Net book value of goodwill		27,156	27,071	24,784

(1) In 2016, the changes in currency translation adjustment are essentially related to the effect of the devaluation in the egyptian currency.

(2) In 2014, loss of control of Telkom Kenya.

(3) Related to Orange Dominicana in 2014.

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7.3 Key assumptions used to determine recoverable amounts

The key operational assumptions, described in the accounting policies, reflect past experience and expected trends: unforeseen changes have in the past had a significant effect on expectations and may continue to do so in the future. In this respect, a review of expectations has played a significant role in reducing certain estimated recoverable amounts between 2015 and 2016.

- Discount rates and growth rates to perpetuity used to determine the values in use were revised as follows in 2016:

- discount rates recorded a marginal decline, except in certain geographical areas in which they increased. They may incorporate a specific premium reflecting a risk assessment for the implementation of certain business plans or country risks. Such was the case in Poland in order to take account of the risk factors identified in 2016,

- growth rates to perpetuity were maintained, on the whole, as in the assessment carried out at the end of 2016, the economic situation is not expected to lead to any change in the long-term outlook of the industry of services offered by the Group.

- As at December 31, 2016, the specific random factors were as follows:

- in Europe:

- changes in the political situation of various countries in the European Union following the United Kingdom’s pro-Brexit vote represent a new factor in terms of market volatility and economic activity, and are likely to have an effect on the future of business in Europe: interest rates in particular, and consequently discount rates, may be affected by market reactions and by ECB policy. Customer demand for telecommunication products and services may also find itself affected by state and European policies for the recovery of fiscal balances,

- the tradeoffs to be made by regulatory and competition authorities between reducing prices to consumers and stimulating business investment, or in terms of market concentration,

- the Group’s ability to adjust costs and capital expenditures to potential changes in revenues;

- in the Middle East and Maghreb (Jordan, Egypt, Iraq, Tunisia) and some of the African countries (Mali, Niger, Democratic Republic of the Congo, Central African Republic):

- changes in political situation and security with their resulting economic impacts. In the specific case of Egypt and the Democratic Republic of the Congo, this has had an adverse effect on the overall business climate and is predominantly reflected by a strong decline in the Egyptian Pound and the Congolese Franc.

The parameters used for the determination of recoverable amount of the main consolidated operations are set forth below:

December 31, 2016	France	Spain	Poland	Belgium	Romania	Egypt	Enterprise
Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Perpetuity growth rate	0.8%	1.5%	1.0%	0.5%	2.3%	4.0%	0.3%
Post-tax discount rate	6.3% (1)	7.8%	9.3%	6.8%	9.3%	16.5% - 13.0%	7.8%
Pre-tax discount rate	9.1%	9.7%	10.3%	9.6%	10.5%	18.3% - 14.8%	12.1%
December 31, 2015
Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Perpetuity growth rate	0.8%	1.5%	1.0%	0.5%	2.3%	4.0%	0.3%
Post-tax discount rate	6.5%	8.0%	8.5%	7.0%	9.0%	16.5% - 13.0%	7.8%
Pre-tax discount rate	9.5%	10.0%	9.9%	10.4%	10.2%	18.6% - 15.1%	12.0%
December 31, 2014
Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Perpetuity growth rate	0.8%	1.5%	1.0%	0.5%	2.5%	4.0%	0.3%
Post-tax discount rate	6.5%	8.0%	8.8%	6.5%	10.0%	17.0% - 13.5%	7.8%
Pre-tax discount rate	9.6%	9.9%	10.2%	9.5%	11.2%	19.2% - 15.7%	12.2%

(1) The after-tax discount rate for France does not include the corporate tax reduction of 28.92% by 2020 voted in the 2017 Finance law at the end of December 2016.

The Group’s listed subsidiaries are Orange Polska (Warsaw Stock Exchange), Orange Belgium (Brussels Stock Exchange), Jordan Telecom (Amman Stock Exchange), Orange Egypt for Telecommunications (Cairo Stock Exchange) and Sonatel (Regional Stock Exchange (BRVM)). The aggregated share of these subsidiaries, which publish their own regulated information, is less than or equal to 20% of the consolidated revenues, operating income and net income.

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7.4 Sensitivity of recoverable amounts

Because of the correlation between operating cash flow and investment capacity, sensitivity of net cash flow is used. Cash flow for the terminal year forming a significant port of the recoverable amount, of which a change of plus or minus 10% is presented in the sensitivity analysis.

December 31, 2016 (in billions of euros)	France	Spain	Poland	Belgium	Romania	Egypt	Enterprise
100% margin of the recoverable amount over the carrying value tested	16.2	3.8	0.0	0.8	0.0	0.0	3.5
100% effect on the recoverable amount of:
a variation of 10% in cash flow of terminal year	4.1	1.2	0.4	0.2	0.2	0.1	0.3
a decrease by 1% in perpetuity growth rate	7.0	1.9	0.3	0.3	0.2	0.1	0.4
an increase by 1% in post-tax discount rate	7.9	2.2	0.4	0.3	0.3	0.1	0.5
December 31, 2015 (in billions of euros)	France	Spain	Poland	Belgium	Romania	Egypt	Enterprise
100% margin of the recoverable amount over the carrying value tested	16.1	2.3	0.0	0.4	0.1	0.2	3.5
100% effect on the recoverable amount of:
a variation of 10% in cash flow of terminal year	3.9	1.1	0.5	0.2	0.2	0.2	0.3
a decrease by 1% in perpetuity growth rate	6.4	1.7	0.4	0.2	0.3	0.2	0.4
an increase by 1% in post-tax discount rate	7.2	2.0	0.6	0.3	0.3	0.2	0.5
December 31, 2014 (in billions of euros)	France	Spain	Poland	Belgium	Romania	Egypt	Enterprise
100% margin of the recoverable amount over the carrying value tested	11.8	0.3	1.2	0.3	0.0	0.0	2.5
100% effect on the recoverable amount of:
a variation of 10% in cash flow of terminal year	3.6	0.7	0.5	0.1	0.2	0.1	0.2
a decrease by 1% in perpetuity growth rate	7.0	1.1	0.6	0.3	0.2	0.1	0.3
an increase by 1% in post-tax discount rate	8.0	1.3	0.8	0.3	0.3	0.2	0.5

Cash flow is cash provided by operating activities (excluding interest expense and including tax at a standard rate), net of acquisitions of property, plant and equipment and intangible assets.

The level of sensitivity presented allows the financial statement users to estimate the impact in their own assessment. Variations higher that the levels presented have been observed in the past on cash flow, perpetuity growth rates and discount rates.

The other entities not listed above, with the exception of the Orange brand presented in Note 8.2, each account for a less than 3% share of the aggregated recoverable amount of the consolidated entities.

Accounting policies

Goodwill recognized as an asset in the statement of financial position comprises the excess calculated:

- either on the basis of the equity interest acquired (and for business combinations after January 1, 2010, no subsequent changes for any additional purchases of non-controlling interests);

- or on a 100% basis, leading to the recognition of goodwill relating to the non-controlling interests (for Orange Egypt in particular).

Goodwill is not amortized. It is tested for impairment at least annually and more frequently when there is an indication that it may be impaired. Thus, the evolution of general economic and financial trends, the different levels of resilience of the telecommunication operators with respect to the decline of local economic environments, the changes in the market capitalization values of telecommunication companies, as well as actual economic performance compared to market expectations represent external indicators that are analyzed by the Group, together with internal performance indicators, in order to assess whether an impairment test should be performed more than once a year.

These tests are performed at the level of each Cash Generating Unit (CGU) (or group of CGUs). De facto, it generally corresponds to the operating segment. This is reviewed if the Group changes the level at which it monitors return on investment for goodwill testing purposes.

To determine whether an impairment loss should be recognized, the carrying value of the assets and liabilities of the CGUs or groups of CGUs is compared to recoverable amount, for which Orange uses mostly the value in use.

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Value in use is the present value of the future expected cash flows. Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and forecast trading and investment activity drawn up by the Group’s management, as follows:

- cash flow projections are based on three to five-year business plans and include a tax cash flow calculated as EBIT (operating income) multiplied by the statutory tax rate (excluding deferred tax and unrecognized tax loss carry forward impacts at the date of valuation);

- post-tax cash flow projections beyond that timeframe may be extrapolated by applying a declining or flat growth rate for the next year, and then by a growth rate to perpetuity reflecting the expected long-term growth in the market;

- post-tax cash flows are subject to a post-tax discount rate, using rates which incorporate a relevant premium reflecting a risk assessment for the implementation of certain business plans or country risks. The value in use derived from these calculations is identical to the one that would derive from discounting pre-tax cash flows at pre-tax discount rates.

The key operating assumptions used to determine the value in use are common across Group’s business segments. These assumptions include:

- key revenue assumptions, which reflect market level, penetration rate of the offerings and market share, positioning of the competition’s offerings and their potential impact on market price levels and their transposition to the Group’s offerings bases, regulatory authority decisions on pricing of services to customers and on access and pricing of inter-operator services, technology migration of networks (e.g. extinction of copper local loops), decisions of competition authorities in terms of concentration or regulation of adjacent sectors such as cable;

- key cost assumptions, on the level of marketing expenses required to renew product lines and keep up with competition, the ability to adjust costs to potential changes in revenues or the effects of natural attrition and committed employee departure plans;

- key assumptions on the level of capital expenditure, which may be affected by the roll-out of new technologies, by decisions of regulatory authorities relating to licenses and spectrum allocation, deployment of fiber networks, mobile network coverage, sharing of network elements or obligations to open up networks to competitors.

Tested net carrying values include goodwill, land, and assets with finite useful life (property, plant and equipment, intangible assets and net working capital requirements including intragroup balances). The Orange brand, an asset with an indefinite useful life, is subject to a specific test, see Note 8.2.

If an entity partially owned by the Group includes goodwill attributable to non-controlling interests, the impairment loss is allocated between the shareholders of Orange SA and the non-controlling interests on the same basis as that on which profit or loss is allocated (i.e. ownership interest).

Impairment loss for goodwill is recorded definitively in operating income.

Note 8   Other intangible assets and property,
plant and equipment

8.1 Depreciation and amortization

In 2016, depreciation and amortization of intangible assets amounted to 2,195 million euros as compared to 2,062 million euros in 2015 and 1,910 million euros in 2014 (see Note 8.3) and depreciation and amortization of property, plant and equipment amounted to 4,533 million euros as compared to 4,403 million euros in 2015 and 4,128 million euros in 2014 (see Note 8.4). The 263 million euro increase in depreciation and amortization expense in 2016 mainly reflects the effect of taking over Jazztel and Médi Telecom in July 2015, for 124 million euros and 65 million euros, respectively.

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Accounting policies

Assets are depreciated to expense their cost (generally with no residual value deducted) on a basis that reflects the pattern in which their future economic benefits are expected to be consumed. The straight-line basis is usually applied. The useful lives are reviewed annually and are adjusted if current estimated useful lives differ from previous estimates which can be relevant to the outlook of the implementation of new technologies (for example, the replacement of copper local loop by fiber optic). These changes in accounting estimates are recognized prospectively.

Main assets	Depreciation period (average)
Brands	Up to 15 years, except for the Orange brand with an indefinite useful life
Subscriber bases	Expected life of the commercial relationship: 3 to 8 years
Mobile network licenses	Grant period from the date when the network is technically ready and the service can be marketed
Indefeasible Rights of Use	Shorter of the expected period of use and the contractual period, of submarine and terrestrial cables generally less than 20 years
Patents	20 years maximum
Software	5 years maximum
Development costs	3 to 5 years
Buildings and leasehold improvements	10 to 30 years
Transmission and other network equipment	5 to 10 years
Copper cables, fiber optics and civil works	10 to 30 years
Computer hardware	3 to 5 years

8.2 Impairment of fixed assets

(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Egypt	(152)	-	-
Niger	(26)	-	-
Democratic Republic of the Congo	(14)	-	-
Armenia	-	(27)	-
Kenya	-	-	(46)
Other	(15)	(11)	(13)
Total	(207)	(38)	(59)

The impairment of fixed assets results from the impairment tests on Cash-Generating Units (CGUs) described in Note 7.

Key assumptions and sensitivity of the recoverable amount of the Orange brand

Key assumptions and sources of sensitivity used in the assessment of recoverable amount of the Orange brand are similar to those used for the goodwill of consolidated operations (see Note 7.3), which affect the sales base and potentially the level of brand fees.

Other assumptions that affect the assessment of the recoverable amount are as follows:

	December 31, 2016	December 31, 2015	December 31, 2014

Basis of recoverable amount	Value in use	Value in use	Value in use
Source used	Internal plan	Internal plan	Internal plan
Methodology	Discounted net fees	Discounted net fees	Discounted net fees
Perpetuity growth rate	1.3%	1.0%	1.0%
Post-tax discount rate	7.8%	7.5%	7.8%
Pre-tax discount rate	9.2%	9.0%	9.5%
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(in billions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Excess at 100% of the recoverable amount over the carrying value tested	2.1	2.0	1.2
Effect at 100% on the recoverable amount of:
a variation of 10% in cash flows of terminal year	0.4	0.4	0.3
a decrease by 1% in perpetuity growth rate	0.6	0.5	0.5
an increase by 1% in post-tax discount rate	0.7	0.7	0.7

Accounting policies

Given the nature of its assets and businesses, most of the Group’s individual assets do not generate cash flow independent of the cash flows generated by Cash-Generating Units. The recoverable amount is therefore determined on the level of CGU (or CGU group) to which belong the assets, according to a method similar to the one for goodwill.

The Orange brand has an indefinite useful life and is not amortized but is tested for impairment at least annually. Its recoverable amount is assessed based on the expected contractual royalties (and included in the business plan) discounted in perpetuity, less the costs attributable to the brand’s owner.

8.3 Other intangible assets

(in millions of euros)	2016	2015	2014
Net book value of other intangible assets in the opening balance	14,327	11,811	11,744
Acquisitions of other intangible assets	3,007	2,771	1,905
o /w telecommunication licenses (1) (2)	1,521	1,285	475
Impact of changes in the scope of consolidation (3)	144	1,805	(2)
Disposals	(3)	(9)	(6)
Depreciation and amortization	(2,195)	(2,062)	(1,910)
Impairment (4)	(183)	(20)	(22)
Translation adjustment (5)	(363)	46	74
Reclassifications and other items	(132)	(15)	30
Reclassification to assets held for sale	-	-	(2)
Net book value of other intangible assets in the closing balance	14,602	14,327	11,811

(1) Relates to the acquisitions in 2016 of licenses for 719 million euros in Poland, for 377 million euros in Egypt, for 146 million euros in Côte d’Ivoire and for 142 million euros in Jordan. In 2015, related to the acquisitions of licenses for 114 million euros in Cameroon and for 91 million euros in Jordan. In 2014, related to the acquisitions of licenses for 231 million euros in Romania and for 90 million euros in Poland.

(2) In 2015, also comprise the acquisition in France of two 700 MHz spectrum blocks for 954 million euros including frequency spectrum re-farming fees.

(3) In 2015, mainly relates to Jazztel and Médi Telecom.

(4) In 2016, include impairment detailed in Note 7.1 and also comprise an impairment of assets related to onerous contracts for 20 million euros booked in restructuring costs.

(5) In 2016, the change in currency translation adjustment is essentially related to the effect of the devaluation in the egyptian currency at the end of year.

(in millions of euros)	December 31, 2016				December 31, 2015	December 31, 2014
	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value	Net book value
Telecommunication licenses	10,324	(3,753)	(131)	6,440	5,842	4,578
Orange brand	3,133	-	-	3,133	3,133	3,133
Other brands	1,092	(87)	(903)	102	137	66
Subscriber bases	5,010	(4,296)	(11)	703	729	34
Software	11,320	(7,509)	(30)	3,781	3,815	3,594
Other intangible assets	1,714	(1,085)	(186)	443	671	406
Total	32,593	(16,730)	(1,261)	14,602	14,327	11,811

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Information on telecommunication licenses at December 31, 2016

Orange’s principal commitments under licenses awarded are disclosed in Note 14.

(in millions of euros)	Gross value	Net book value	Residual useful life (1)
LTE (3 licenses) (2)	2,179	1,943	14.8 and 15.1 and 19
UMTS (2 licenses)	914	360	4.7 and 13.4
GSM	266	68	4.5
France	3,359	2,371
LTE (3 licenses)	525	456	13 and 14 and 14.4
UMTS	639	104	3.3
GSM (2 licenses)	336	226	6.7 and 14
Spain	1,500	786
LTE (2 licenses)	770	718	11 and 14.1
UMTS (2 licenses)	383	135	1.6 and 6
GSM (2 licenses)	135	68	10.6 and 12.5
Poland	1,288	921
LTE	328	328	15.0
UMTS	143	63	15.0
GSM (2 licenses)	403	53	15.0
Egypt	874	444
LTE	42	38	18.2
UMTS	29	16	15.5
GSM	759	239	14.3
Morocco	830	293
LTE	184	150	12.3
UMTS	61	36	12.3
GSM	292	178	12.3
Romania	537	364
LTE	96	86	13.3
UMTS (2 licenses)	101	69	8.2 and 14.5
GSM	205	148	12.3
Jordan	402	303
LTE (2 licenses)	140	121	16.9 and 10.4
UMTS	149	40	4.3
GSM	76	60	4.2
Belgium	365	221
Other	1,169	737
Total	10,324	6,440

(1) In number of years, at December 31, 2016.

(2) Comprise the 700 MHz license of which the spectrum will be technology neutral.

Capitalized expenditure on intangible assets during the year

(in millions of euros)	2016	2015	2014
External purchases	385	410	404
Labor expenses	392	391	383
Total	777	801	787
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Accounting policies

Intangible assets consist mainly of acquired brands, acquired subscriber bases, telecommunication licenses, software as well as operating rights granted under certain concession arrangements and rights of use of transmission cables.

Intangible assets are initially recognized at acquisition or production cost. The payments indexed to revenue, especially in the provisions for some telecommunication licenses are expensed in the relevant periods.

Indefeasible Rights of Use (IRUs) acquired by the Group correspond to the rights to use transmission cable or capacity (mainly submarine cables) granted for a fixed period. IRUs are recognized as assets when the Group has the right to use identified optical fibers or dedicated wavelength bandwidth, and the right duration represents a major part of the economic life of the underlying asset.

The operating rights granted under certain concession arrangements give right to charge users of the public service (see Note 4.1).

8.4 Property, plant and equipment

(in millions of euros)	2016	2015	2014
Net book value of property, plant and equipment in the opening balance	25,123	23,314	23,157
Acquisitions of property, plant and equipment	5,576	5,043	4,293
o /w finance leases	91	43	87
Impact of changes in the scope of consolidation (1)	242	1,071	14
Disposals and retirements	(25)	(39)	(30)
Depreciation and amortization	(4,533)	(4,403)	(4,128)
Impairment (2)	(48)	(18)	(37)
Translation adjustment (3)	(607)	63	54
Reclassifications and other items	184	92	(4)
Reclassification to assets held for sale (4)	-	-	(5)
Net book value of property, plant and equipment in the closing balance	25,912	25,123	23,314

(1) In 2016, mainly relates to the acquisitions of entities in Africa (Liberia, DRC, Burkina Faso and Sierra Leone). In 2015, mainly related to Jazztel and Médi Telecom.

(2) In 2016, include impairment detailed in Note 7.1 and also comprise an impairment of assets related to onerous contracts for 5 million euros booked in restructuring costs.

(3) In 2016, the changes in currency translation adjustment are essentially related to the effect of the devaluation in the egyptian currency at the end of year.

(4) Related to the sale of Orange Dominicana in 2014.

(in millions of euros)	December 31, 2016				December 31, 2015	December 31, 2014
	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value	Net book value
Land and buildings	7,770	(4,847)	(262)	2,661	2,733	2,789
Networks and terminals	80,812	(58,666)	(162)	21,984	21,194	19,356
IT equipment	4,007	(3,207)	(16)	784	787	741
Other property, plant and equipment	1,597	(1,106)	(8)	483	409	428
Total	94,186	(67,826)	(448)	25,912	25,123	23,314

Accounting policies

Property, plant and equipment mainly comprise network facilities and equipment.

The gross value of property, plants and equipment is made up of their acquisition or production cost, which includes study and construction fees as well as enhancement costs that increase the capacity of equipment and facilities. Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or prolong its useful life.

The cost of property, plant and equipment also includes the estimated cost of dismantling, removing and restoring the site occupied due to the obligation incurred by the Group.

The roll-out of assets by stage, especially for network assets, in the Group’s assessment, does not generally require a substantial period of preparation for the Group. As a consequence, the Group does not generally capitalize the interest expense incurred during the construction and acquisition phase for its property, plant and equipment and intangible assets.

The assets acquired in form of finance lease do not affect the cash flow on acquisition. However, the subsequent rental payments during the leasing period represent interest payments (cash flow on operating activities) and capital repayments (cash flow on financing activities).

The majority of the assets held under finance lease are network buildings. The land and buildings hosting radio sites may belong to the Group, or be held through a finance lease, or be available under an operating lease or be simply made available.

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 The lease agreements of office buildings and points of sale are generally qualified as operating leases and the future lease payments are disclosed as unrecognized contractual commitments in Note 14.

Simultaneously the equipment, very often generic, of which the risks and rewards of ownership have been transferred from the Group to third parties via a lease, is considered as sold.

In France, the regulatory framework governing the fiber optic network roll-out (Fiber To The Home - FTTH) organizes the access by commercial operators to the last mile of networks rolled-out by another operator on a co-funding basis (ab initio or a posteriori) or through a line access. The sharing of rights and obligations between co-financing operators is qualified as a joint operation in accordance with IFRS 11 “Partnerships”: the Group only recognizes as an asset its share of the network assets self-built or purchased to other co-financing operators.

The Group has entered into network sharing arrangements with other mobile operators on a reciprocal basis, which may cover passive infrastructure, active equipment or even spectrum. Accordingly, in Poland, the arrangements with Deutsche Telekom have been qualified as a joint operation: the access network infrastructures and related equipment are recognized as fixed assets for the Group’s share of assets installed by the Group or Deutsche Telekom in their own geographical area.

In some African countries, the Group has also entered into sharing arrangements with TowerCos (companies operating telecom towers). These TowerCos enable mobile operators, including Orange, to share sites, passive infrastructure and related services (by managing the mobile operators’ sites and/or acquiring or building sites). The unit of account and the specific features of each arrangement lead the Group to generally qualify these transactions as a service. The long-term commitments resulting from these arrangements are presented as unrecognized contractual commitments (see Note 14).

Property, plant and equipment held under finance leases

(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
	Net book value	Net book value	Net book value
Land and buildings	484	457	511
Networks and terminals	47	67	44
IT Equipment and other	21	22	22
Total	552	546	577

Capitalized expenditure on property, plant and equipment during the year

(in millions of euros)	2016	2015	2014
External purchases	880	752	687
Labor expenses	417	401	387
Total	1,297	1,153	1,074

8.5 Fixed asset payables

(in millions of euros)	2016	2015
Fixed assets payable in the opening balance	3,732	2,355
Business related variations (1)	(20)	1,304
Changes in the scope of consolidation	17	75
Translation adjustment	(90)	10
Reclassifications and other items	68	(12)
Reclassification to assets held for sale	-	-
Fixed assets payable in the closing balance	3,707	3,732
o/w long-term fixed assets payable	907	1,004
o/w short-term fixed assets payable	2,800	2,728
o/w telecom assets payable	3,701	3,732
o/w banking assets payable	6	-

(1) In 2015, mainly relates to the 700 MHz license debt in France to settle from 2016 to 2018.

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Accounting policies

These payables are generated from trading activities. The payment terms can be over several years in the case of infrastructure roll-out and license acquisition. The payables due in more than 12 months are presented in non-current items. For payables without specified interest rates, they are measured at nominal value if the interest component is negligible. For interest bearing payables, the measurement is at amortized cost.

Trade payables also include those that the supplier may have sold with or without notifying financial institutions in a direct or reverse factoring arrangement (see Note 5.6).

Firm purchase commitments are disclosed as unrecognized contractual commitments net of any prepayment, which are recognized as prepayment on fixed assets.

8.6 Current provisions for dismantling

The asset dismantling obligations mainly relate to restoration of mobile telephony antenna sites, dismantling of telephone poles, treatment of electrical and electronic equipment waste and dismantling of telephone booths.

(in millions of euros)	2016	2015	2014
Dismantling provision - opening balance	733	733	710
Provision releases with impact on income statement	-	(2)	(0)
Discounting with impact on income statement	10	12	14
Utilizations without impact on income statement	(23)	(27)	(27)
Additions with impact on assets	19	11	39
Changes in the scope of consolidation	-	(2)	0
Translation adjustment	(2)	(0)	(3)
Reclassifications and other items	-	8	-
Reclassification to assets held for sale	-	-	-
Dismantling provisions - closing balance	737	733	733
o/w non-current provisions	716	715	712
o/w current provisions	21	18	21

Accounting policies

The Group is required to dismantle technical equipment and restore technical sites.

The provision is based on dismantling costs (on a per-unit basis for telephone poles, terminals and telephone booths, and on a per-site basis for mobile antennas) incurred by the Group to meet its environmental commitments over the asset dismantling and site restoration planning. The provision is assessed on the basis of the identified costs for the current year, extrapolated for future years using the best estimate of the commitment settlement. This estimate is revised annually and adjusted where appropriate against the asset to which it relates. The provision is present-discounted at a rate set by geographical area and equal to the average rate of risk-free investments in 15-year French State bonds.

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Note 9   Taxes

9.1 Operating taxes and levies

9.1.1 Operating taxes and levies recognized in the income statement

(in millions of euros)	2016	2015	2014
Territorial Economic Contribution, IFER and similar taxes	(729)	(841)	(851)
Spectrum fees	(294)	(278)	(297)
Levies on telecommunication services	(319)	(259)	(223)
Other operating taxes and levies	(466)	(405)	(424)
Total	(1,808)	(1,783)	(1,795)

Although comprising a directly identifiable counterpart, the periodic spectrum fees are presented within the operating taxes and levies as they are set by and paid to the States and Local Authorities.

9.1.2 Operating taxes and levies in the statement of financial position

(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Value added tax	874	824	832
Other operating taxes and levies	44	69	58
Operating taxes and levies - receivables	918	893	890
Territorial Economic Contribution, IFER and similar taxes	(115)	(214)	(220)
Spectrum fees	(44)	(60)	(65)
Levies on telecommunication services	(100)	(99)	(96)
Value added tax	(560)	(545)	(457)
Other operating taxes and levies	(422)	(400)	(450)
Operating taxes and levies - payables	(1,241)	(1,318)	(1,288)
Operating taxes and levies - net	(323)	(425)	(398)

Developments in tax disputes and audits

On 22 December 2016 the main Belgian mobile operators and the Walloon government have concluded an agreement which settles the dispute on the pylon tax which lasted since 2014. The agreement states that the Walloon Region will no longer levy any taxes on telecom infrastructure and will also implement a legislative, regulatory and administrative framework designed to facilitate the deployment of telecom infrastructures. All parties have agreed on settling the still unresolved disputes. On this matter, the operators have agreed to pay a combined settlement fee of 45 million euros (of which 16 million euros for Orange Belgium) and also have agreed to invest a combined amount of 60 million euros over the next three years on top of their Walloon region investment plans (of which 20 million euros for Orange Belgium).

(in millions of euros)	2016	2015	2014
Net operating taxes and levies (payable) - at opening	(425)	(398)	(276)
Operating taxes and levies recognized in profit or loss	(1,808)	(1,783)	(1,795)
Operating taxes and levies paid	1,897	1,749	1,737
Changes in the scope of consolidation	(68)	28	(22)
Translation adjustment	78	3	(11)
Reclassifications and other items	3	(24)	(31)
Reclassification to assets held for sale	-	-	-
Net operating taxes and levies (payable) - at closing	(323)	(425)	(398)

Accounting policies

In the normal course of business, the Group regularly deals with differences of interpretation of tax law with the tax authorities, which can lead to tax reassessment or tax disputes.

Operating taxes and levies are measured by the Group at the amount expected to be paid or recovered from the tax authorities of each country, based on its interpretation with regard to the application of tax legislation. The Group calculates the tax assets, liabilities and accruals recognized in the statement of financial position based on the technical merits of the positions it defends versus that of the tax authorities.

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9.2 Income tax

9.2.1 Income tax in profit and loss

(in millions of euros)	2016	2015	2014
France tax group	(464)	(360)	(745)
- Current tax	(318)	10	(341)
- Deferred tax	(146)	(370)	(404)
United Kingdom	(20)	(4)	(88)
- Current tax	(44)	(66)	(87)
- Deferred tax	24	62	(1)
Spain	(291)	30	(220)
- Current tax	(23)	18	(64)
- Deferred tax	(268)	12	(156)
Poland	(11)	(8)	(6)
- Current tax	3	(19)	(7)
- Deferred tax	(14)	11	1
Other subsidiaries	(184)	(307)	(514)
- Current tax	(362)	(404)	(512)
- Deferred tax	178	97	(2)
Total	(970)	(649)	(1,573)
- Current tax	(744)	(461)	(1,011)
- Deferred tax	(226)	(188)	(562)

 France tax group

Current tax expense

Since 2012, the current income tax expense reflects the requirement to pay a minimum level of income tax calculated on the basis of 50% of taxable income due to the restriction on the utilization of available tax loss carry forwards.

The corporate tax rate applicable for fiscal years 2014 and 2015 was 38% because of the implementation of a temporary exceptional contribution on income tax. In 2016, the tax rate is 34.43% due to the removal of this exceptional contribution.

In 2015, the current tax was reflected a gain resulting from the reassessment of an income tax expense recorded in periods prior to those presented.

Deferred tax charge

The deferred tax expense mainly arises from the use of tax loss carry forwards.

In 2016 the deferred tax charge includes tax income of 178 million euros for deferred tax assets from tax loss carry forwards, resulting from the favorable outcome of the dispute over the share of expenses and charges.

Deferred taxes are primarily recorded at a tax rate of 34.43%.

The 2017 French Finance Law that passed in late December 2016 includes a corporate tax rate reduced to 28.92% by 2020 for the Group. This rate reduction has no material effect on the net deferred tax position appearing on the balance sheet (tax income of 12 million euros was recognized in 2016).

In 2014, the extension of the 38% tax rate for the 2015 fiscal year had led to the recognition of a deferred tax income of 60 million euros, representing the revaluation of the net deferred tax asset position, whose reversal was expected in 2015.

Developments in tax disputes and audits in France

Tax audits

Orange SA underwent tax audits of fiscal years 2010 to 2013, for which the adjustments had no material effect on the Group’s financial statements. Orange SA is currently undergoing a tax audit relating to fiscal year 2014.

Dispute over share of expenses and charges

Orange had filed appeals as to the assigned share of expenses and charges of 5% on dividends received from EU companies for fiscal years 2008 to 2014.

In 2016, the favorable rulings from the Court of Montreuil for fiscal years 2008 to 2014 led to the recognition of tax income of 190 million euros, including deferred tax income of 178 million euros from an increase in available tax loss carry forwards.

All of the proceedings related to this dispute have now been closed.

Disputes in progress concerning fiscal years 2000-2005

In the context of the absorption of COGECOM by Orange SA and pursuant to an adverse ruling by the Court of Montreuil on July 4, 2013 which triggered the payment of the amounts claimed by the Tax authority, Orange SA had to paid in 2013 the remaining balance on principal and late payment interest claimed for a total amount of 2,146 million euros.

The main developments during 2016 in terms of legal proceedings brought before the Versailles Administrative Court of Appeal were the following:

- concerning fiscal year 2005:

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- in a ruling of February 18, 2016, the Administrative Court of Appeal of Versailles upheld the judgment of July 4, 2013, despite the contrary conclusions of the appointed Rapporteur. The Group then appealed to the Conseil d’État on April 18, 2016 to rule on the substance of the case,

- in a ruling dated December 5, 2016 the Conseil d’État annulled the February 18, 2016 ruling by the Administrative Court of Appeal of Versailles and remanded the dispute to the same Court, on the grounds argued by the Group, i.e., the principle of intangibility of the opening balance sheet of the earliest fiscal year still subject to audit.

A favorable outcome to this dispute would result in a current tax income of 2,146 million euros, before late interest. While awaiting the new decision from the Administrative Court of Appeal of Versailles, this amount is treated as a contingent asset.

- concerning fiscal years 2000-2004:

- litigation is still in process, and is not likely to have negative consequences on the financial statements in the event of a decision that is unfavorable for the Group.

Dispute over the 3% tax on dividends

The Group has also formally disputed the 3% tax on dividends, contesting the constitutionality of this measure in respect of the European Directives. A favorable outcome to this dispute would result in current tax income of about 220 million euros as at December 31, 2016, which at this stage of the proceeding is treated as a contingent asset.

United Kingdom

Current tax expense

The current income tax charge primarily reflects the taxation of activities related to Orange’s brand activities. The corporate tax rate was set to 21% as of April 1, 2014, then 20% as of April 1, 2015.

Deferred tax charge

The Finance Act of 2016 adopted September 15, 2016 includes a reduction in the tax rate to 17% starting April 1, 2020. Deferred tax income of 31 million euros was therefore recognized in order to adjust the deferred tax liability on the Orange brand.

In 2015, the tax rate went down to 19% as of April 1, 2017 and 18% as of April 1, 2020. As a result of this reduction in the tax rate, the deferred tax income was reflected the adjustment of the deferred tax liability relating to the Orange brand in the amount of 62 million euros in 2015.

In 2014, the tax rate was not modified. The impact on the deferred taxes of the progressive decrease in tax rate passed in 2013 for the fiscal years from April 1, 2014 and 2015 forward were recognized in 2013.

Spain

Current tax expense

For all the reporting periods shown, current income tax expense represents mainly the obligation to pay a minimum level of tax calculated on the basis of 75% of taxable income due to the 25% restriction on the utilization of tax loss carry forwards.

The corporate tax rate applicable is 25% in 2016, 28% in 2015 and 30% in 2014.

In 2015, the current tax reflected the positive effect of tax adjustments related to previous financial years for 19 million.

Deferred tax charge

A deferred tax charge of 256 million euros was recognized in 2016 to reflect the impact on the recoverable amount of deferred tax assets recognized through the continuation of the limitation of the tax loss carry forwards utilization at 25% for financial years beginning in 2016, unlike the previously approved measures which had set the restriction of tax loss carry forwards utilization at 70% of the taxable income from 2017.

In 2014, a tax reform introduced a progressive decrease in the tax rate and made permanent the limitation of tax loss carry forwards utilization, which led to the recognition of a deferred tax charge of 156 million euros, including 52 million euros resulting from the reduction in tax rate.

Other subsidiaries

Current tax expense

In 2014, the current income tax included the income tax charge of 172 million euros paid in relation to the disposal of Orange Dominicana.

Deferred tax charge

In 2016, a deferred tax income of 68 million euros was recorded in respect of the recognition of deferred tax assets on the tax loss carry forwards of the subgroup Equant.

Group tax proof

(in millions of euros)	Note	2016	2015	2014
Profit before tax of continuing operations		1,980	3,159	2,933
Statutory tax rate in France		34.43%	38%	38%
Theoretical income tax		(682)	(1,200)	(1,114)
Reconciling items:
Impairment of goodwill (1)	7.1	(266)	-	(87)
Impairment of BT shares	11.7	(256)	-	-
Share of profits (losses) of associates and joint ventures		(16)	(15)	(82)
Adjustment of prior-year taxes		23	75	77
Reassessment of deferred tax assets		(91)	44	(181)
Difference in tax rates (2)		119	178	224
Change in applicable tax rates		43	87	1
Tax effect related to the disposal of Orange Dominicana (3)		-	-	(102)
Other reconciling items (4)		156	182	(309)
Effective income tax on continuing operations		(970)	(649)	(1,573)
Effective tax rate		49.00%	20.54%	53.65%

(1) Reconciliation item calculated based on the tax rate applicable to the parent company of the Group. The difference between the tax rate of the parent company and the local tax rate of subsidiaries is presented below in “Difference in tax rates”.

(2) The Group is present in jurisdictions in which tax rates are different from the French tax rate. This mainly includes the United Kingdom (20% in 2016 and 2015, 21% in 2014), Spain (tax rate of 25% in 2016, 28% in 2015 and 30% in 2014) and Poland (tax rate of 19%).

(3) Comprised of the income tax charge paid for 172 million euros partially compensated by the positive effect of the non-taxation (70 million euros) of the sale gain of Orange Dominicana (see Note 3.2).

(4) Notably includes the tax income of 190 million euros in 2016 resulting from the dispute over the 5% share of expenses and charges on dividends, and the non-deductible interests in France (respectively an income tax expense of 97, 108 and 127 million euros in 2016, 2015 and 2014).

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9.2.2 Corporate income tax on other comprehensive income

(in millions of euros)	2016		2015		2014
	Gross amount	Tax	Gross amount	Tax	Gross amount	Tax
Actuarial gains and losses on post-employment benefits	(80)	20	53	(15)	(150)	29
Assets available for sale	(4)	-	15	-	(26)	-
Cash flow hedges	(364)	123	538	(187)	(273)	96
Net investment hedges	65	(22)	-	-	(85)	26
Translation adjustment	(1,063)	-	77	-	672	-
Other comprehensive income of associates and joint ventures	43	-	(2)	-	(26)	-
Total	(1,403)	121	681	(202)	112	151

9.2.3 Tax position in the statement of financial position

(in millions of euros)	December 31, 2016			December 31, 2015			December 31, 2014
	Assets	Liabi-lities	Net	Assets	Liabi-lities	Net	Assets	Liabi-lities	Net
France tax group
- Current tax	21	-	21	-	21	(21)	-	335	(335)
- Deferred tax (1)	1,477	-	1,477	1,566	-	1,566	2,119	-	2,119
United Kingdom
- Current tax	-	22	(22)	-	36	(36)	-	42	(42)
- Deferred tax (2)	-	531	(531)	-	555	(555)	-	617	(617)
Spain
- Current tax	56	-	56	39	13	26	33	-	33
- Deferred tax (3)	185	-	185	531	77	454	397	86	311
Poland
- Current tax	1	6	(5)	-	14	(14)	-	13	(13)
- Deferred tax	209	-	209	231	-	231	217	-	217
Other subsidiaries
- Current tax	92	310	(218)	124	350	(226)	99	294	(195)
- Deferred tax	245	127	118	102	247	(145)	84	254	(170)
Total
- Current tax	170	338	(168)	163	434	(271)	132	684	(552)
- Deferred tax	2,116	658	1,458	2,430	879	1,551	2,817	957	1,860

(1) Mainly include deferred tax assets on employee benefits.

(2) Mainly deferred tax liabilities on the Orange brand.

(3) Mainly deferred tax assets on tax losses carried forward indefinitely.

Change in net current tax

(in millions of euros)	2016	2015	2014
Net current tax assets/(liabilities) - opening balance	(271)	(552)	(482)
Cash tax payments (1)	906	727	930
Change in income statement (2)	(772)	(449)	(1,011)
Change in retained earnings (3)	(38)	14	19
Changes in the scope of consolidation	-	(4)	(1)
Translation adjustment	6	(7)	(5)
Reclassifications and other items	1	-	(4)
Reclassification to assets held for sale (4)	-	-	2
Net current tax assets/(liabilities) - closing balance	(168)	(271)	(552)
(1) Includes the income tax cash payment of 172 million euros in 2014 related to the disposal of Orange Dominicana, presented as “Proceeds from sales of investments, net of cash transferred” in the consolidated cash flow presentation.

(2) In 2016, the current tax expense in the income statement was reported for (744) million euros in Income Tax and for (28) million euros in Net income after tax of discontinued operations. In 2015, the current tax expense in the income statement was reported for (461) million euros in Income Tax and for 12 million euros in Net income after tax of discontinued operations.

(3) Mainly corresponds to the tax effect relating to the remeasurement of the portion of subordinated notes denominated in foreign currency.

(4) Orange Dominicana in 2014.

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Change in net deferred tax

(in millions of euros)	2016	2015	2014
Net deferred tax assets (liabilities) - opening balance	1,551	1,860	2,297
Change in income statement (1)	(232)	(176)	(562)
Change in other comprehensive income	121	(202)	151
Change in retained earnings (2)	(38)	14	3
Change in the scope of consolidation (3)	(18)	62	-
Translation adjustment	73	(4)	(26)
Reclassifications and other items	1	(3)	(3)
Reclassification to assets held for sale	-	-	-
Net deferred tax assets (liabilities) - closing balance	1,458	1,551	1,860

(1) In 2016, the deferred tax expense in the income statement was reported for (226) million euros in Income tax and for (6) million euros in Net income after tax of discontinued operations. In 2015, the deferred tax expense in the income statement was reported for (188) million euros in Income tax and for 12 million euros in Net income after tax of discontinued operations.

(2) Mainly corresponds to the tax effect relating to the remeasurement of the portion of subordinated notes denominated in foreign currency.

(3) Mainly related to the effects of the takeover in Jazztel and Médi Telecom in 2015 (see Note 3.2).

Deferred tax assets and liabilities by type

(in millions of euros)	December 31, 2016			December 31, 2015			December 31, 2014
	Assets	Liabi-lities	Income state-ment	Assets	Liabi-lities	Income state-ment	Assets	Liabi-lities	Income state-ment
Provisions for employee benefit obligations	995	-	(69)	1,046	-	26	1,034	-	66
Fixed assets	821	1,157	95	759	1,248	93	937	1,032	(58)
Tax losses carryforward	4,436	-	(231)	4,666	-	(289)	4,471	-	(800)
Other temporary differences	1,600	1,084	22	1,504	1,098	(55)	1,704	1,060	(148)
Deferred tax	7,852	2,241	(183)	7,975	2,346	(225)	8,146	2,092	(940)
Unrecognized deferred tax assets	(4,153)	-	(49)	(4,078)	-	49	(4,194)	-	378
Netting	(1,583)	(1,583)	-	(1,467)	(1,467)	-	(1,135)	(1,135)	-
Total	2,116	658	(232)	2,430	879	(176)	2,817	957	(562)

At December 31, 2016, tax loss carry forwards mainly relate to Spain and Belgium.

In France nearly all of the tax loss carry forwards for which a deferred tax asset had been recognized were used up as at December 31, 2016. Remaining tax losses are expected to be fully utilized in 2017, unless affected by changes in tax rules and changes in business projections.

In Spain, tax loss carry forwards for which a deferred tax asset has been recognized are expected to be fully utilized by 2021, unless affected by changes in tax rules and changes in business projections.

At December 31, 2016, the unrecognized deferred tax assets mainly relate to Spain for 2.1 billion euros and Belgium (Belgian subsidiaries other than Orange Belgium) for 1.2 billion euros, and mostly include tax losses that can be carried forward indefinitely. Most of the other tax loss carry forwards for which no deferred tax assets were recognized will expire beyond 2021.

Accounting policies

Current income tax and deferred tax are measured by the Group at the amount expected to be paid or recovered from the tax authorities of each country, based on its interpretation with regard to the application of tax legislation. The Group calculates the tax assets, liabilities and accruals recognized in the statement of financial position based on the technical merits of the positions it defends versus that of the tax authorities.

Deferred taxes are recognized for all temporary differences between the carrying values of assets and liabilities and their tax basis, as well as for unused tax losses, using the liability method. Deferred tax assets are recognized only when their recovery is considered probable.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, interests in joint ventures and associates, except to the extent that both of the following conditions are satisfied:

- the Group is able to control the timing of the reversal of the temporary difference (e.g. the payment of dividends); and

- it is probable that the temporary difference will not reverse in the foreseeable future.

Accordingly, for fully consolidated companies, a deferred tax liability is only recognized in the amount of the taxes payable on planned dividend distributions by the Group.

Deferred tax assets and liabilities are not discounted.

At each period end, the Group reviews the recoverable amount of the deferred tax assets carried by certain tax entities with significant tax loss carry forwards. The recoverability of the deferred tax assets is assessed in the light of the business plans used for impairment testing. This plan may be adjusted for any tax specificities.

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Deferred tax assets arising on these tax losses are not recognized under certain circumstances specific to each company/tax consolidation group concerned, and particularly where:

- entities cannot assess the probability of the tax loss carry forwards being set off against future taxable profits, due to the horizon for forecasts based on business plans used for impairment testing and uncertainties as to the economic environment;

- entities have not yet begun to use the tax loss carry forwards;

- entities do not expect to use the losses within the timeframe allowed by tax regulations;

- it is estimated that tax losses are uncertain to be used due to risks of differing interpretations with regard to the application of tax legislation.

Note 10 Interests in associates and joint ventures

As at December 31, 2016 and 2015, the interests in associates and joint ventures included the activities of Orange as operator in various countries of Africa and Middle East, including in particular Tunisia and Mauritius.

As at December 31, 2014, the interests in associates and joint ventures also included Orange’s operations as a telecom operator in Morocco (see Note 3).

(in millions of euros)	2016	2015	2014
Interests in associates in the opening balance	162	603	6,525
Dividends	-	(17)	(355)
o /w EE (1)	-	-	(336)
Share of profits (losses)	20	26	(172)
o /w EE	-	-	(135)
Impairment	(66)	(64)	(178)
Change in components of other comprehensive income	(0)	(2)	(28)
Change of consolidation scope	(2)	(407)	(25)
o /w acquisitions of shares	1	2	4
o /w takeovers (2)	-	(409)	-
o /w disposals of investments	(3)	-	(29)
Translation adjustment	3	3	412
Reclassifications and other items	13	20	149
Reclassification to assets held for sale (3)	-	0	(5,725)
Interests in associates in the closing balance	130	162	603

(1) EE’s dividends presented as held for sale for (173) million euros in 2016 and (446) million euros in 2015 (see Note 3).

(2) Including Médi Telecom for (342) million euros (see Note 3) and Clouwatt for (66) million euros in 2015.

(3) Relates to Telkom Kenya in 2015 and EE in 2014 (see Note 3).

From December 2014 until their sale in January 2016, EE securities were categorized as “Assets held for sale” and are therefore not part of the above table. However, changes in other comprehensive income of associates and joint ventures include changes due to EE securities and are shown below:

(in millions of euros)	2016	2015	2014
Profit (loss) recognized in other comprehensive income during the period	-	(2)	2
Reclassification to net income for the period	-	-	-
Other comprehensive income of associates and joint venture - continuing operations	-	(2)	2
Profit (loss) recognized in other comprehensive income during the period	48	-	(29)
Reclassification to net income for the period	(5)	-	1
Other comprehensive income of associates and joint venture - discontinued operations	43	-	(28)

The unrecognized contractual commitments entered into by the Group relating to the interests in associates and joint ventures are described in Note 14.

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The operations performed between the Group and the interests in associates and joint ventures are reflected as follow in Orange’s consolidated statement of financial position and income statement:

(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Assets
Trade receivables	55	79	89
Current financial assets (1)	(1)	237	149
Other current assets	-	13	17
Liabilities
Current liabilities (2)	7	226	229
Trade payables	15	14	6
Other current liabilities	1	1	58
Deferred income	45	2	0
Income statement
Revenues	19	41	53
Other operating income	35	99	121
External purchases and other operating expenses	(67)	(87)	(63)
Finance cost, net	1	0	16

(1) Disposal of Telkom Kenya in 2016: extinction of the current-account with Orange East Africa.

(2) Disposal of EE in 2016: extinction of the current-account with Orange SA.

Accounting policies

The carrying amount accounted for under the equity method corresponds to the initial acquisition cost increased to recognize the share of the profit or loss in the period. If an associate incurs losses and the carrying amount of the investment is reduced to zero, the Group ceases to recognize the additional share of losses since it has no commitment beyond its investment.

An impairment test is performed at least annually and when there is objective evidence of impairment, for instance a decrease in the quoted price when the investee is listed, significant financial difficulty of the entity, observable data indicating that there is a measurable decrease in the estimated future cash flows, or information about significant changes having an adverse effect on the entity.

An impairment loss is recorded when the recoverable amount is lower than the carrying amount, the recoverable amount being the higher of the value in use and the fair value less costs to sell. The unit of account is the whole investment. Any impairment is recognized as “Share of profits (losses) of associates and joint ventures”. Impairment losses shall be reversed once the recoverable amount exceeds the carrying amount.

Note 11 Financial assets, liabilities and financial result (excluding Orange Bank)

11.1 Financial assets and liabilities of telecom activities

(in millions of euros)	Note	Statement of financial position related to telecom activities (A)	Intercompany transactions with Orange Bank (B)	Assets and liabilities of telecom activities including operations with Orange Bank (A) + (B)
Non-current financial assets	11.7	2,359	27 (1)	2,386
Non-current derivatives, assets	11.8	903	-	903
Current financial assets	11.7	1,616	-	1,616
Current derivatives, assets	11.8	57	-	57
Cash and cash equivalent		6,266	-	6,266
Non-current financial liabilities	11.3	28,909	-	28,909
Non-current derivatives, liabilities	11.8	511	-	511
Current financial liabilities	11.3	4,616	-	4,616
Current derivatives, liabilities	11.8	50	-	50

(1) Loan from Orange SA to Orange Bank.

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11.2 Profit and losses related to financial assets and liabilities (excluding Orange Bank)

The cost of net financial debt consists of profits and losses related to the components of net financial debt (described in Note 11.3) during the period.

Foreign exchange gains and losses related to the components of net financial debt correspond mainly to the revaluation in euros of bonds denominated in foreign currencies (Note 11.5) as well as to the symmetrical revaluation of related hedges. In 2016, the net foreign exchange financial loss mostly reflect the effect of the economic hedges of foreign exchange risk on notional amounts of subordinated notes denominated in pounds sterling, recognized in equity at their historical value (see Note 13.4).

Other financial expenses reflect mainly the impact of the Group’s investment in BT for (533) million euros corresponding to the impairment loss, net of the foreign exchange hedge and of the 2016 income related to BT dividends (see Note 11.7).

Finally, other comprehensive income mostly includes equity items related to instruments designated as cash flows and net investment hedges (Note 11.8.4).

Other gains and losses on financial assets and liabilities are recorded in operating income.

(in millions of euros)	Finance costs, net						Other compre-hensive income
	Cost of gross financial debt	Gains (losses) on assets contributing to net financial debt	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expenses	Finance costs, net	Reserves
2016
Financial assets	-	23	23	(334)	(509)		(4)
Financial liabilities	(1,468)	-	(1,468)	130	-		61 (2)
Derivatives	61	-	61	55	-		(361)
Discounting expense	-	-	-	-	(55)		-
Total	(1,407)	23	(1,384)	(149)	(564) (1)	(2,097)	(304)
2015
Financial assets	-	39	39	19	34		15
Financial liabilities	(1,715)	-	(1,715)	(1,233)	-		-
Derivatives	118	-	118	1,215	-		538
Discounting expense	-	-	-	-	(60)		-
Total	(1,597)	39	(1,558)	1	(26)	(1,583)	553
2014
Financial assets	-	62	62	50	24		(26)
Financial liabilities	(1,718)	-	(1,718)	(1,162)	-		(81) (2)
Derivatives	65	-	65	1,134	-		(277)
Discounting expense	-	-	-	-	(93)		-
Total	(1,653)	62	(1,591)	22	(69)	(1,638)	(384)

(1) Include (533) million euros of income effects related to the investment in BT.

(2) Bonds designated as net investment hedge.

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11.3 Net financial debt

Net financial debt is one of the indicators of financial position used by the Group. This aggregate, not defined by IFRS, may not be comparable to similarly entitled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for an analysis of all the Group’s assets and liabilities.

Net financial debt as defined and used by Orange does not include Orange Bank activities, for which this concept is not relevant.

It consists of (a) financial liabilities excluding operating payables (translated at the year-end closing rate) including derivative instruments (assets and liabilities), less (b) cash collateral paid, cash, cash equivalents and financial assets at fair value.

Financial instruments designated as cash flow hedges and net investment hedges included in net financial debt are set up to hedge, among other, items that are not (future cash flows, net investment in foreign currencies). Effects on the hedge of these items are carried in equity. As a consequence, the “equity components related to unmatured hedging instruments” are added to gross financial debt to offset this temporary difference.

(in millions of euros)	Note	December 31, 2016			December 31, 2015	December 31, 2014
		Statement of financial position related to telecom activities (A)	Intercompany transactions with Orange Bank (B)	Net financial debt (A) + (B)	Net financial debt	Net financial debt
TDIRA	11.4	1,212	-	1,212	1,198	1,376
Bonds	11.5	27,370	-	27,370	26,826	28,443
Bank loans and from development organizations and multilateral lending institutions	11.6	2,710	-	2,710	2,690	2,253
Finance lease liabilities		622	-	622	592	619
Securitization debt	4.3	-	-	-	-	500
Cash collateral received	12.5	541	-	541	1,447	166
NEU Commercial Papers (1)		542	-	542	725	238
Bank overdrafts		278	-	278	209	99
Commitment to purchase ECMS shares		-	-	-	-	275
Other financial liabilities		250	-	250	377	404
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt		33,525	-	33,525	34,064	34,373
Derivatives (liabilities) current and non-current	11.1	561	-	561	384	890
Derivatives (assets) current and non-current	11.1	(960)	-	(960)	(1,684)	(627)
Equity components related to unmatured hedging instruments		(763)	-	(763)	(418)	(962)
Gross financial debt after derivatives (a)		32,363	-	32,363	32,346	33,674
Cash collateral paid (2)	11.7	(77)	-	(77)	(94)	(622)
Investments at fair value (3)	11.7	(1,576)	-	(1,576)	(1,231)	(204)
Cash equivalents	11.1	(3,942)	-	(3,942)	(2,281)	(4,628)
Cash	11.1	(2,324)	-	(2,324)	(2,188)	(2,130)
Assets included in the calculation of net financial debt (b)		(7,919)	-	(7,919)	(5,794)	(7,584)
Net financial debt (a) + (b)		24,444	-	24,444	26,552	26,090

(1) Negotiable European Commercial Papers (formerly called “commercial papers”).

(2) Only cash collateral paid, included in non-current financial assets of the consolidated statement of financial position, are deducted from gross financial debt.

(3) Only investments, included in current financial assets of the consolidated statement of financial position, are deducted from gross financial debt.

Debt maturity schedules are presented in Note 12.3.

Net financial debt by currency

The net financial debt by currency is presented in the table below, after foreign exchange effects of hedging derivatives (excluding instruments set up to hedge operational items).

(equivalent value in millions of euros at year-end closing rate)	EUR	USD	GBP	PLN	EGP	MAD	Other	Total
Gross financial debt after derivatives	19,678	8,279	2,599	20	457	423	907	32,363
Financial assets included in the calculation of net financial debt	(6,997)	(105)	(7)	59	(18)	-	(851)	(7,919)
Net debt by currency before effect of foreign exchange derivatives (1)	12,681	8,174	2,593	78	439	423	56	24,444
Effect of foreign exchange derivatives	9,904	(8,564)	(2,544)	1,549	-	-	(345)	-
Net financial debt by currency after effect of foreign exchange derivatives	22,585	(390)	49	1,627	439	423	(289)	24,444

(1) Including the market value of derivatives in local currency.

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Analysis of net financial debt by entity

(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Orange SA	23,154	24,617	23,798
Orange Egypt (1)	309	862	919
Orange Espagne (2)	169	511	553
FT IMMO H	536	496	546
Médi Telecom	423	436	-
Securitization (Orange SA)	-	-	494
Other	(147)	(370)	(220)
Net financial debt	24,444	26,552	26,090

(1) Change during 2016 mainly due to the devaluation of the Egyptian pound, currency in which Orange Egypt bank loans are denominated (please refer to Note 11.6).

(2) Change during 2016 mainly due to the reimbursement of financing obtained from European Investment Bank (please refer to Note 11.6).

Accounting policies

Cash and cash equivalents

The Group classifies investments as cash equivalent in the statement of financial position and statement of cash flows when they comply with the conditions of IAS 7 (see cash management detailed in Note 12.3 and 12.5):

- held in order to face short-term cash commitments; and

- short term and highly liquid assets at acquisition date, readily convertible into known amount of cash and not exposed to any material risk of change in value.

Bonds, loans and loans from multilateral lending institutions

The Group does not account for financial liabilities at fair value through profit or loss other than a 25 million euro loan and, if any, commitment to purchase non-controlling interests.

Borrowings are recognized upon origination at the present value of the sums to be paid and subsequently measured at amortized cost using the effective interest rate method. Transaction costs that are directly attributable to the acquisition or issue of the financial liability are deducted from the liability’s carrying value. The costs are subsequently amortized over the life of the debt, using the effective interest rate method.

Some financial liabilities at amortized cost, mainly borrowings, are subject to hedging. This relates mostly to fixed rate borrowings hedged against changes in value relating to fluctuations in interest rates and currency (fair value hedge) and to foreign currency borrowings hedged against the exposure of their future cash flows to foreign exchange risk (cash flow hedge).

11.4 TDIRA

On March 3, 2003, under the terms of the settlement agreement that ended business relations with Mobilcom, Orange SA issued perpetual bonds redeemable for shares (“TDIRA”), with a nominal value of 14,100 euros reserved for members of the banking syndicate (the “Bank tranche”) and for MobilCom’s equipment suppliers (the “Supplier tranche”). The TDIRAs are listed on Euronext Paris. Their issue was described in a securities note approved by the Commission des Opérations de Bourse (French Securities Regulator, renamed Autorité des marchés financiers (French Financial Markets Authority)) on February 24, 2003.

The TDIRAs are redeemable in new Orange SA shares, at any time at the holders’ request or, under certain conditions as described in the appropriate prospectus, at Orange SA’s initiative based on a ratio of 582.5561 shares to one TDIRA for the Bank tranche (i.e., conversion price of 24.204 euros), as the initial ratio of 300 shares to one TDIRA has been adjusted several times to protect bondholders’ rights, and may be further adjusted under the terms and conditions set out in the information memorandum.

Since January 1, 2010, the interest rate on the TDIRA has been the three-month Euribor +2.5%.

Since the end of 2015, the Supplier tranche has been entirely redeemed. Taking into account redemptions made since their issue, only 89,398 TDIRA of the Bank tranche remain outstanding at December 31, 2016, for a total notion amount of 1,261 million euros.

In the consolidated statement of financial position, the TDIRAs are subject to a split accounting between equity and liabilities with the following breakdown at December 31, 2016:

- a liability component of 1,212 million euros;

- an equity component, before deferred taxes, of 303 million euros.

The difference between the total nominal amount of the TDIRA and the sum of the “liability” and “equity” components therefore equals the amortized cost adjustment on the liability component recognized since inception.

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(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Number	89,398	89,398	103,582
Equity component before deferred taxes	303	303	351
Original debt component (a)	958	958	1,110
TDIRA nominal amount	1,261	1,261	1,461
Amortized cost adjustment excluding accrued interests (b)	247	232	256
Accrued interests (c)	7	8	10
Total debt amount in statement of financial position (a) + (b) + (c)	1,212	1,198	1,376
Paid interest	30	35	40

Accounting policies

Some Group financial instruments include both a liability component and an equity component. This relates to perpetual bonds redeemable for shares (TDIRA). On initial recognition, the liability component is measured at its market value, corresponding to the value of the contractually determined future cash flows discounted at the interest rate applied at the date of issue to comparable instruments providing substantially the same conditions, but without the option to convert or redeem in shares. This liability component is subsequently recognized at amortized cost.

The carrying amount of the equity component is determined at inception by deducting the fair value of the financial liability from the notional value of the instrument. This does not change throughout the life of the instrument.

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11.5 Bonds

Unmatured bonds at December 31, 2016 were all issued by Orange SA, with the exception of two commitments denominated in Moroccan dirhams and held by Médi Telecom, entity consolidated by the Group from July 2015.

As at December 31, 2016, bonds issued by the Group were redeemable at maturity, and no specific guarantee had been given in relation to their issuance. Some bonds may be redeemed in advance, at the request of the issuer.

Bonds or new tranches issued during fiscal year 2016 are shown in bold.

Notional currency	Initial notional amount (in millions of currency units)	Maturity	Interest rate (%)	Oustanding amount (in millions of euros)
				December 31, 2016	December 31, 2015	December 31, 2014
Bonds matured before December 31, 2016					1,929	4,250
EUR	1,900	February 21, 2017	4.750	1,900	1,900	1,900
EUR	100	December 4, 2017	2.600	100	100	100
GBP	500	December 20, 2017	8.000	315	367 (1)	642
MAD (2)	1,200	January 31, 2018	4.870	112	111	-
EUR	1,550	May 22, 2018	5.625	1,550	1,550	1,550
EUR	465	July 25, 2018	EUR HICP + 3.00 (3)	465	465	465
EUR	850	September 3, 2018	1.875	843	850	850
EUR	50	September 26, 2018	3M Euribor + 0.57	50	50	50
MAD (2)	1,300	December 23, 2018	5.120	122	121	-
EUR	750	January 23, 2019	4.125	750	750	750
JPY	7,500	January 24, 2019	1.416	61	57	52
USD	750	February 6, 2019	2.750	712	689	618
USD	1,250	July 8, 2019	5.375	1,186	1,148	1,030
EUR	750	October 2, 2019	1.875	750	750	750
USD	1,250	November 3, 2019	1.625	1,186	-	-
EUR	25	February 10, 2020	4.200	25	25	25
EUR	25	February 10, 2020	10 Y CMS + 0.80 (4)	25	25	25
EUR	1,000	April 9, 2020	3.875	1,000	1,000	1,000
GBP	450	November 10, 2020	7.250	278	324	578
EUR	1,250	January 14, 2021	3.875	1,250	1,250	1,250
USD	1,000	September 14, 2021	4.125	949	919	824
EUR	255	October 13, 2021	10 Y CMS + 0.69	255	255	255
EUR	272	December 21, 2021	10 Y TEC + 0.50	272	272	272
EUR	1,000	June 15, 2022	3.000	1,000	1,000	1,000
EUR	500	September 16, 2022	3.375	500	500	500
EUR	500	March 1, 2023	2.500	500	500	500
HKD	700	October 6, 2023	3.230	86	83	74
HKD	410	December 22, 2023	3.550	50	49	44
EUR	650	January 9, 2024	3.125	650	650	650
NOK	500	September 17, 2025	3.350	55	52	-
EUR	750	May 12, 2025	1.00	750	-	-
GBP	350	December 5, 2025	5.250	306	358	449
EUR	75	November 30, 2026	4.125	75	75	75
EUR	750	February 3, 2027	0.875	750	-	-
EUR	50	April 11, 2028	3.220	50	50	50
GBP	500	November 20, 2028	8.125	584	681	642
EUR	150	April 11, 2029	3.300	150	150	150
EUR	105	September 17, 2030	2.600	105	105	-
EUR	100	November 6, 2030	2.000 (5)	100	100	-
USD	2,500	March 1, 2031	9.000 (6)	2,335	2,261	2,027
EUR	50	December 5, 2031	4.300 (zero coupon)	61	59	56
EUR	50	December 8, 2031	4.350 (zero coupon)	62	59	56
EUR	50	January 5, 2032	4.450 (zero coupon)	59	57	54
EUR	1,500	January 28, 2033	8.125	1,500	1,500	1,500
EUR	55	September 30, 2033	3.750	55	55	55

(1) The Group proceeded on April 14, 2015 to an early redemption of 231 million pounds sterling.

(2) Bonds issued by Médi Telecom, Moroccan entity in which the Group took control from July 2015.

(3) EUR HICP: Harmonized index of Consumer Prices, an indicator of inflation and price stability calculated by the European Central Bank.

(4) Bond measured at fair value through profit or loss.

(5) Bond bearing interests at a fixed rate of 2% until 2017 and then at CMS 10 years x 166%. The variable rate is cap at 4% until 2023 and at 5% beyond.

(6) Bond with a step-up clause (clause that triggers a change in interest payments of Orange’s credit rating from the rating agencies changes). See Note 11.3.

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Notional currency	Initial notional amount (in millions of currency units)	Maturity	Interest rate (%)	Oustanding amount (in millions of euros)
				December 31, 2016	December 31, 2015	December 31, 2014
GBP	500	January 23, 2034	5.625	584	681	642
EUR	50	April 16, 2038	3.500	50	50	50
USD	900	January 13, 2042	5.375	855	827	741
USD	850	February 6, 2044	5.500	807	781	700
GBP	500	November 22, 2050	5.375	585	681	642
Outstanding amount of bonds				26,820	26,271	27,893
Accrued interest				640	650	659
Amortized cost				(90)	(95)	(109)
Total				27,370	26,826	28,443

11.6 Bank loans and from development organizations and multilateral lending institutions

(in millions of euros)	December 31, 2016	December 31, 2015	December 31,2014
Orange Egypt	302 (1)	744	707
Médi Telecom	177	206	-
Sonatel	176	1	2
Orange Côte d’Ivoire	118	-	-
Orange Cameroun	112	183	30
Other	162	152	225
Bank loans	1,047	1,286	964
Orange SA	1,530 (2)	799	612
Orange Espagne	133	467	500
Other	-	138	177
Loans from development organizations and multilateral lending institutions (3)	1,663	1,404	1,289
Total	2,710	2,690	2,253

(1) The change in 2016 of Orange Egypt bank loans is mainly due to the devaluation of the Egyptian pound, currency in which the loans are denominated.

(2) Orange SA negotiated in August 2016 a loan with the European Investment bank for a notional of 750 million euros maturing in 2023.

(3) Mainly the European Investment Bank.

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11.7 Financial assets (excluding Orange Bank)

(in millions of euros)	2016					2015	2014
	Statement of financial position related to activities including telecom activities (A) (1)			Inter- company transactions with Orange Bank (B)	Financial assets related to telecom activities including transactions with Orange Bank (A) + (B)	Total	Total
	Total	o/w non-current	o/w current
Assets available for sale
Equity securities	1,878	1,878	-	-	1,878	144	91
Financial assets at fair value
Investments at fair value	1,576	-	1,576	-	1,576	1,231	204
Equity securities measured at fair value	80	80	-	-	80	77	77
Cash collateral paid	77	77	-	-	77	94	622
Pledged monetary financial securities in connection with the offer on Jazztel	-	-	-	-	-	-	2,901
Other financial assets
Receivables related to investments	20	15	5	27 (2)	47	29	47
Other	344	309	35	-	344	543	535
Total	3,975	2,359	1,616	27	4,002	2,118	4,477

(1) Please refer to Note 11.1.

(2) Loan from Orange SA to Orange Bank.

Assets available for sale

(in millions of euros)	2016	2015	2014
Assets available for sale - opening balance	144	91	103
BT shares received as remuneration for the disposal of EE	2,462	-	-
Impairment of BT shares before effect of FX risk hedge	(753)	-	-
Changes in fair value	1	15	(26)
Other movements	24	38	14
Assets available for sale - closing balance	1,878	144	91

BT securities

On January 29, 2016, following the disposal of EE, Orange received 4% of the equity in BT Group Plc (BT), or about 399 million shares for the equivalent of 2,462 million euros (converted at the ECB fixing of pound sterling against euro on January 28, therefore 0.76228).

The Group committed not to sell the BT Group Plc shares for a period of one year from their date of delivery, subject to certain exceptions. This commitment terminated on January 29, 2017.

The BT shares are categorized as assets available for sale and their value at December 31, 2016 was 1,709 million euros. The change in the fair value of the securities, including the effect of foreign exchange risk hedge, was reclassified in other comprehensive income due to an objective evidence of impairment loss during the period. At year-end, and since their delivery in January 2016, the investment was in position of unrealized loss. At January 31, 2017 it would had exceed the threshold of two consecutive semesters as an unrealized loss. Additionally, economic and political events occurred during 2016, particularly in the United Kingdom, which increased the uncertainty that the initial amount of this investment would be recovered.

Accordingly, the Group decided to depreciate its investment in BT at the end of 2016. The share price used to calculate the impairment was the last quotation of 2016 last trading day (December 30) therefore 366.9 pound sterling cents per share. This amount was converted in euros at ECB fixing of pounds sterling against the euro of December 30 therefore 0.8562.

This impairment loss was partially compensated by the effect of the hedge of foreign exchange risk and is shown in net income, net of the profits related to BT dividends, as summarized below:

(in millions of euros)	2016
Impairment on BT shares before hedge of FX risk	(753)
Foreign exchange hedging effect	151
BT Dividends 2016	69
Effect in the consolidated net income of the investment in BT	(533)
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On January 24, 2017, BT announced an alert on its income, which led to a fall in the share price: stock price was down by 17% on January 31, 2017 as compared to December 31, 2016. On June 30, 2017, the Group will re-evaluate the fair value of its investment in BT with respect, in particular, to the change in the stock price. For information, at the end of January 2017, the impairment, net of the effect of the hedge of foreign exchange risk, will have an impact of approximately (300) million euros on net income.

Other comprehensive income relating to the investment in BT and to other assets available for sale of telecom activities

(in millions of euros)	2016	2015	2014
Profit (loss) recognized in other comprehensive income during the period	(601)	15	5
Reclassification in net income during the period	602	-	(31)
Other comprehensive income related to telecom activities	1	15	(26)

Accounting policies (relating to telecom operations)

Assets available for sale

The Group’s assets available for sale mainly consist of investment securities, which are not consolidated and not accounted for using the equity method, and marketable securities that do not fulfill the criteria for classification in any of the other categories of financial assets. They are recognized at fair value at inception and subsequently.

Temporary changes in value are recorded as “Gains (losses) on financial assets available for sale” within other comprehensive income.

When there is an objective evidence of impairment on available-for-sale assets or a decrease in fair value by at least one-third or over 2 consecutive semesters, the cumulative impairment loss included in other comprehensive income is definitely reclassified from equity to profit or loss within net finance costs.

Financial assets at fair value through profit or loss

The Group can designate at fair value at inception financial investments such as negotiable debt securities, deposits and mutual funds (UCITS), that are compliant with the Group’s risk management policy or investment strategy (see Note 12.3). They are recognized at fair value at inception and subsequently. All changes in fair value are recorded in net finance costs.

Other financial assets

This category mainly includes loans and receivables. These instruments are recognized at fair value at inception and are subsequently measured at amortized cost using the effective interest method. If there is any objective evidence of impairment of these assets, the value of the asset is reviewed at the end of each reporting period. An impairment loss is recognized in the income statement when impairment tests demonstrate that the financial asset carrying amount is higher than its recoverable amount.

11.8 Derivatives (excluding Orange Bank)

11.8.1 Market value of derivatives

(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
	Net	Net	Net
Cash flow hedge derivatives	553	1,111	(335)
Fair value hedge derivatives	(26)	91	(6)
Hedging derivatives (1)	527	1,202	(341)
Derivatives held for trading (1)	(128)	98	78
Net derivatives	399	1,300	(263)

(1) o/w foreign exchange effects of the cross currency swaps (designated as hedge or held for trading) hedging foreign exchange risk on gross debt notional for 1,254 million euros in December 31, 2016, 1,527 million euros in 2015 and 677 million euros in 2014. The foreign exchange effects of the cross currency swaps is computed by difference between notional converted at the closing rate and its notional converted at the opening rate (or at the spot rate of the trading day in case of a new instrument).

These derivatives are negotiated under cash-collateral agreements, which effects are described in Note 12.5.

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Accounting policies

Derivative instruments are measured at fair value in the statement of financial position and presented according to their maturity date, regardless of whether they qualify for hedge accounting under IAS 39.

Derivatives are classified as a separate line item in the statement of financial position.

Hedge accounting is applicable when:

- at the inception of the hedge, there is a formal designation and documentation of the hedging relationship;

- at the inception of the hedge and in subsequent periods, the hedge is expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk during the period for which the hedge is designated (i.e. the actual results of the hedge are within a range of 80-125%).

There are three types of hedge accounting:

- the fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability (or an identified portion of the asset or liability) that are attributable to a particular interest rate and/or currency risk and which could affect profit or loss.

The hedged portion of these items is re-measured at fair value in the statement of financial position. Change in this fair value is booked in the income statement and offset by symmetrical changes in the fair value hedging of financial hedging instruments up to the limit of the hedge effectiveness;

- the cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular interest rate and/or currency risk associated with a recognized asset or liability or a highly probable forecast transaction (such as a future purchase or sale) and which could affect profit or loss.

As the hedged item is not recognized in the statement of financial position, the effective portion of change in fair value of the hedging instrument is booked in other comprehensive income. It is reclassified in profit or loss when the hedged item affects the profit or loss or in the initial cost of the hedged item when it relates to the hedge of a non-financial asset acquisition cost;

- the net investment hedge is a hedge of the exposure to changes in values attributable to exchange risk of a net investment in a foreign operation, and could affect profit or loss on the disposal of the foreign operation.

The effective portion of the net investment hedge is recorded in other comprehensive income. It is reclassified in profit or loss upon the disposal of the net investment.

For transactions qualified as fair value hedges and economic hedges, the foreign exchange impact of changes in the fair value of derivatives is booked in operating income when the underlying hedged item results from operational transactions and in net finance costs when the underlying hedged item is a financial asset or liability.

Hedge accounting can be terminated when the hedged item is no longer recognized, i.e. when the Group voluntarily revokes the designation of the hedging relationship or when the hedging instrument is terminated or exercised. The accounting consequences are as follows:

- fair value hedge: at the hedge accounting termination date, the adjustment of the fair value of the liability is amortized using an effective interest rate recalculated at this date;

- cash flow hedge: amounts recorded in other comprehensive income are immediately reclassified in profit or loss when the hedged item is no longer recognized. In all other cases, amounts are reclassified in profit or loss, on a straight basis, throughout the remaining life of the original hedging relationship.

In both cases, subsequent changes in the value of the hedging instrument are recorded in profit or loss.

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11.8.2 Cash flow hedge

The Group’s cash flow hedges aim mainly at neutralizing foreign exchange risk on future cash flows (notional, coupons) or switch floating-rate debt to fixed-rate debt. The main hedges unmatured as at December 31, 2016 are shown in the table below: those derivative instruments are held by Orange SA to hedge its debt.

Hedging instruments	Notional amounts of hedging instruments per maturity (in millions of hedged currency units)
	2017	2018	2019	2020	2021 and beyond
Cross currency swaps (1)
Hedged currency
GBP	-	-	-	238	1,362 (3)
HKD	-	-	-	-	1,110 (4)
JPY	-	-	7,500	-	-
NOK	-	-	-	-	500 (5)
USD	-	-	3,250	94	5,100 (6)
Interest rate swaps (2)	-	-	-	-	-
EUR	100	400	-	-	355 (7)

(1) Hedging of interest rate risk and foreign exchange risk on Orange SA bonds.

(2) Hedging of interest rate risk on Orange SA bonds.

(3) 262 MGBP with a maturity 2025, 500 MGBP with a maturity 2028, 450 MGBP with a maturity 2034 and 150 MGBP with a maturity 2050.

(4) 1,110 MHKD with a maturity 2023.

(5) 500 MNOK with a maturity 2025.

(6) 1,000 MUSD with a maturity 2021, 2,450 MUSD with a maturity 2031, 900 MUSD with a maturity 2042 and 750 MUSD with a maturity 2044.

(7) 255 MEUR with a maturity 2021 and 100 MEUR with a maturity 2030.

For each hedging relationship, the hedged item affects the income statement:

- each year on interest payment dates;

- each year on recognition of unrealized foreign exchange gains or losses upon remeasurement of the notional amount up to the maturity date of the hedging instrument.

In order to hedge the exposure of some of their operating cash flows in foreign currencies, some entities of the Group’s entities have set up risk hedging policies. The main hedging strategies are detailed hereafter:

- Orange Polska, whose functional currency is the zloty, has put in place forward sales with a maturity in 2017 and a notional of 121 million euros, mainly to hedge foreign exchange risks on handset purchases;

- Orange SA put in place forward sales with a maturity in 2017 and a notional of 170 million US dollars mainly to hedge foreign exchange risk on equipment purchases.

For these hedging relationships, the hedged item will affect the Group’s income statement each year until the maturity of the hedging relationship.

The change in the cash flow hedge reserve is analyzed as follows:

(in millions of euros)	2016	2015	2014
Gain (loss) recognized in other comprehensive income during the period (1)	(288)	649	(197)
Reclassification in financial result for the period	(79)	(112)	(59)
Reclassification in operating income for the period	(1)	1	(17)
Reclassification in initial carrying amount of hedged item	4	0	(0)
Total	(364)	538	(273)

(1) Mainly includes hedge of future interests on debts denominated in foreign currencies via cross currency swaps.

The ineffective portion of cash flow hedges recognized in net income is not significant in 2016, as well as in 2015 and 2014.

11.8.3 Fair value hedges

Since 2012, a net investment hedge strategy has been set up to hedge the foreign exchange risk on the Group’s investment in United Kingdom, EE.

Since December 31, 2014, the Group’s investment in EE has been reclassified as an asset held for sale. Therefore the net investment hedge (constituted by bonds and derivative instruments) was de-designated and hedging instruments were prospectively designated as fair value hedges.

From the end of 2014, net investment effects in equity remained unchanged for (65) million euros. This amount was reclassified as net income of discontinued operations when EE was sold, in January 2016.

Likewise, the revaluation of EE shares from the end of 2014, permitted by the fair value hedge accounting scheme, was reclassified in net income of discontinued operations for an amount of 102 million euros. Therefore, the total pre-tax effect of hedges relating to the disposal of EE, in net income of discontinued operation, amounts 37 million euros.

On January 29, 2016, in the context of EE disposal, the Group received 4% of the capitalization of BT. At December 31, 2016 almost whole the fair value of the Group investment in BT denominated in pounds sterling was hedged against foreign exchange risk, as fair value hedge.

Thus, the main fair value hedges of the Group as at December 31, 2016 include bonds for a nominal amount of 269 million pounds sterling and forward sales maturing in 2017 for 1,083 million pounds sterling.

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Fair value hedges affected net finance costs as follows:

(in millions of euros)	2016	2015	2014
Effective portion of hedging derivatives	314	(63)	(1)
Gain (loss) recognized on hedged items	(314)	63	(5)
Costs of hedge (swap points) (1)	(12)	(18)	2
Total effect on financial costs	(12)	(18)	(4)

(1) Recognized in financial result.

11.8.4 Hedging instrument reserves

(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Equity components related to unmatured hedging instruments	(763) (1)	(420)	(964)
o /w Orange SA	(738)	(377)	(911)
o /w other entities	(25)	(43)	(54)
Reserve to be amortized for discontinued hedges	514 (2)	470	476
Share attributable to owners of the parent company	(249)	50	(488)

(1) Please refer to Note 11.3.

(2) Orange SA.

Note 12 Information on market risk and fair value of financial assets and liabilities (excluding Orange Bank)

The Group uses financial position or performance indicators that are not specifically defined by IFRS, such as EBITDA (see Note 1.8) and net financial debt (see Note 11.3).

Market risks are monitored by Orange’s Treasury and Financing Committee, which reports to the Executive Committee. The Committee is chaired by the Group’s Executive Committee Member in charge of Finance and Strategy and meets on a quarterly basis.

It sets the guidelines for managing the Group’s debt, especially in respect of its interest rate, foreign exchange, liquidity and counterparty risk exposure for the coming months, and reviews past management (transactions realized, financial results).

12.1 Interest rate risk management

Management of fixed-rate/variable-rate debt

Orange seeks to manage its fixed-rate/variable-rate exposure in euros in order to minimize interest costs by using firm and conditional interest rate derivatives such as swaps, futures, caps and floors.

The fixed-rate component of gross financial debt, excluding cash collateral received and agreements to buy back non-controlling interests, was estimated at 84% as at December 31, 2016.

Sensitivity analysis of the Group’s position to changes in interest rates

The sensitivity of the Group’s financial assets and liabilities to interest rate risk is only analyzed for the components of net financial debt that are interest-bearing and therefore exposed to interest rate risk.

Sensitivity of financial expenses

Based on a constant amount of debt and a constant management policy, a 1% rise in interest rates would result in a 188 million euro decrease in net financial debt and a 1% fall in interest rates would result in a 199 million euro increase.

Sensitivity of cash flow hedge reserves

A 1% rise in interest rates would increase the market value of derivatives designated as cash flow hedges and the associated cash flow hedge reserves by approximately 1,185 million euros. A 1% fall in interest rates would lead to a decrease in their market value and in the cash flow hedge reserves of approximately 1,392 million euros.

12.2 Foreign exchange risk management

Operational foreign exchange risk

The Group’s foreign operations are carried out by entities that operate in their own country and mainly in their own currency. Their operational exposure to foreign exchange risk is therefore limited to some of their operating cash flows: purchases of equipment or network capacity, purchases of handsets and equipment sold or leased to customers, purchases from or sales to international operators.

To cover their exposure to these foreign exchange risks, the subsidiaries of the Orange group have set up hedging policies whenever possible (see Note 11.8.2).

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Financial foreign exchange risk

Financial foreign exchange risk mainly relates to:

- dividends paid to the parent company: in general, the Group’s policy is to economically hedge this risk as from the date of the relevant subsidiary’s Shareholders’ Meeting;

- financing of the subsidiaries: except in special cases, the subsidiaries are required to cover their funding needs in their functional currency;

- Group financing: most of the Group’s bonds, after derivatives, are denominated in euros. From time to time, Orange SA issues bonds in markets other than euro markets (primarily the US dollar, pound sterling, Canadian dollar, Swiss franc and yen). If Orange SA does not have assets in these currencies, in most cases, the issues are translated into euros through cross currency swaps. The debt allocation by currency also depends on the level of interest rates and particularly on the interest rate differential relative to the euro.

Lastly, the Group economically hedges foreign exchange risk on its subordinated notes denominated in pounds sterling that are recorded in equity at their historical value (see Note 13.4), with cross currency swaps, for a notional amount of 1,225 million pounds sterling. These derivative instruments are revalued in net finance costs (see Note 11.2).

The following table provides details of the main exposures to foreign exchange rate fluctuations of net financial debt denominated in foreign currencies of Orange SA, which supports the highest exposure to foreign exchange risks, including internal transactions that generate a net gain or loss in the consolidated financial statements and excluding the hedge of subordinated notes described above. It also shows the sensitivity of the entity to a 10% change in the foreign exchange rates of the currencies to which it is exposed.

(in millions of currency units)	Exposure in currency units (1)				Sensitivity analysis
	USD	GBP	PLN	Total trans- lated	10% gain in euro	10% loss in euro
Orange SA	(4)	(62)	6	(76)	7	(8)
Total (euros)	(4)	(73)	1	(76)

(1) Excluding foreign exchange hedge of subordinated notes denominated in pounds sterling.

Translation risk

Due to its international presence, the Orange group’s statement of financial position is exposed to foreign exchange fluctuations, as these affect the translation of subsidiaries’ assets and equity interests denominated in foreign currencies. The currencies concerned are mainly the pound sterling, the zloty, the Egyptian pound, the US dollar and the Moroccan dirham.

To hedge its largest foreign asset exposures, Orange has issued debt in the relevant currencies.

(in millions of euros)	Contribution to consolidated net assets								Sensitivity analysis
	EUR	USD	GBP	PLN	EGP	MAD	Other curren-cies	Total	10% gain in euro	10% loss in euro
Assets excluding net debt (a) (1)	47,328	154	1,774 (3)	3,640	389	989	3,344	57,618	(935)	1,143
Net debt by currency including derivatives (b) (2)	(22,585)	390	(49) (4)	(1,627)	(439)	(423)	289	(24,444)	169	(206)
Net assets by currency (a) + (b)	24,743	544	1,725	2,013 (5)	(50)	566	3,633	33,174	(766)	936

(1) Net assets excluding net debt by currency do not include components of net financial debt.

(2) The net financial debt as defined by Orange Group does not include Orange Bank activities for which this concept is not relevant. See Note 11.3.

(3) Of which investment in BT shares for 1,709 million euros.

(4) Of which economic hedge of subordinated note denominated in pounds sterling for a notional of 1,225 million pounds sterling (equivalent 1,431 million euros).

(5) Share of net assets attributable to owners of the parent company in zlotys amounts to 1,844 million euros.

Due to its international presence, the Orange group income statement is also exposed to risk arising from changes in foreign exchange rates due to the conversion, in the consolidated financial statements, of its foreign subsidiaries’ financial statements.

(in millions of euros)	Contribution to consolidated financial income statement								Sensitivity analysis
	EUR	USD	GBP	PLN	EGP	MAD	Other curren-cies	Total	10% gain in euro	10% loss in euro
Revenues	31,378	1,150	170	2,613	1,135	498	3,974	40,918	(867)	1,060
Reported EBITDA	9,574	(214)	14	728	339	160	1,118	11,719	(195)	238
Operating income	4,874	(361)	17	(401)	(183)	11	120	4,077	72	(89)

In early November 2016 the Egyptian pound was severely devalued: parity went from 9.7373 pounds per euro at October 31, 2016 to 19.1450 pounds per euro at December 31, 2016 (end of day exchange rate published by Bloomberg).

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12.3 Liquidity risk management

Diversification of sources of funding

Orange has diversified sources of funding:

- regular issues in the bond markets;

- occasional financing through loans from multilateral or development lending institutions;

- issues in the short-term securities markets under the NEU Commercial Paper program;

- on December 21, 2016 Orange entered into a 6 billion euros syndicated loan with 24 international banks in order to refinance the previous syndicated loan maturing in January 2018. The new loan, with an initial maturity in December 2021, includes two one-year extension options, exercisable by Orange and subject to the banks’ approval.

Liquidity of investments

Orange invests its cash surplus in negotiable debt securities, mutual funds (UCITS) and term deposits. These investments give priority to minimizing the risk of loss on capital over performance.

Smoothing debt maturities

Debt maturities are spread in a balanced manner over the coming years.

The following table shows undiscounted future cash flows for each financial liability shown on the statement of financial position. The key assumptions used in this schedule are:

- amounts in foreign currencies are translated into euro at the year-end closing rate;

- future variable-rate interest is based on the last fixed coupon, unless a better estimate is available;

- TDIRA being necessarily redeemable in new shares, no redemption is taken into account in the maturity analysis. In addition, interest payable on the bonds is due over an undetermined period of time (see Note 11.4) therefore, only interest payable for the first period is included, since including interest payments for the other periods would not provide relevant information;

- the maturity dates of revolving credit facilities are the contractual maturity dates;

- the “Other items” (undated and non-cash items) reconcile, for financial liabilities not accounted for at fair value, the future cash flows and the balance in the statement of financial position.

(in millions of euros)	Note	December 31, 2016	2017	2018	2019	2020	2021	2022 and beyond	Other items (4)
TDIRA	11.4	1,212	7	-	-	-	-	-	1,205
Bonds	11.5	27,370	2,954	3,142	4,644	1,328	2,726	12,665	(90)
Loans from development organizations and multilateral lending institutions	11.6	2,710	643	219	321	534	224	782	(13)
Finance lease liabilities	11.3	622	116	122	99	79	65	140	-
NEU commercial papers (1)	11.3	542	542	-	-	-	-	-	-
Bank overdrafts	11.3	278	278	-	-	-	-	-	-
Cash collateral received	11.3	541	541	-	-	-	-	-	-
Other financial liabilities	11.3	250	94	13	16	10	2	115	-
Derivatives (liabilities)	11.8	561	(0)	-	15	9	0	59	-
Derivatives (assets)	11.8	(960)	(16)	(6)	(313)	(6)	(278)	(647)	-
Equity components related to unmatured hedging instruments	11.3	(763)	-	-	-	-	-	-	-
Gross financial debt after derivatives		32,363	5,159	3,490	4,782	1,954	2,739	13,113	-
Trade payables		9,865	9,021	359	76	107	44	274	(16)
Total financial liabilities (including derivatives assets)		42,228	14,180 (3)	3,849	4,858	2,061	2,783	13,387	-
Future interests on financial liabilities (2)			1,289	1,163	882	746	667	6,444	-

(1) Negotiable European Commercial Papers (formerly called “commercial papers”).

(2) Mainly future interests on bonds for 12,604 million euros, on derivatives instruments for (1,808) million euros, on bank loans for 240 million euros and on financial lease liabilities for 19 million euros.

(3) Amounts presented for 2017 correspond to notional and accrued interests for 657 million euros.

(4) Undated items: TDIRA notional. Non-cash items: amortized cost on TDIRA, bonds and bank loans, and discounting effect on long term trade payables.

The liquidity position is one of the indicators of financial position used by the Group. This aggregate, not defined by IFRS, may not be comparable to similarly entitled indicators used by other companies.

As at December 31, 2016, the liquidity position of Orange’s telecom activities exceeded the repayment obligations of its gross financial debt in 2017.

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(in millions of euros)	Note	December 31, 2016
Cash	11.3	2,324
Cash equivalents	11.3	3,942
Investments at fair value	11.7	1,576
Available undrawn amount of credit facilities	11.7	6,343
Liquidity position		14,185

As at December 31, 2016, cash and cash equivalents were held mainly in France and other countries of the European Union, that are not subject to restrictions on convertibility or exchange control.

As at December 31, 2016, Orange telecom activities have access to credit facilities in the form of bilateral credit lines and syndicated credit lines. Most of these lines bear interest at floating rates.

(in millions of euros)	December 31, 2016
Orange SA	6,000
Médi Telecom	272
Orange Espagne	70
Other	1
Available undrawn amount of credit facilities	6,343

Any specific contingent commitments in respect of compliance with financial ratios are presented in Note 12.4.

Orange’s credit ratings

Orange credit rating is an additional performance indicator used to assess the Group’s financial policy and risk management policy and, in particular, its solvency and liquidity risk, and is not a substitute for an analysis carried out by investors. Rating agencies revise the ratings they assign on a regular basis. Any change in the rating could produce an impact on the cost of future financing or restrict access to liquidity.

In addition, a change in Orange’s credit rating will, for certain outstanding financing, affect the compensation paid to investors:

- one Orange SA bond (see Note 11.5) with an outstanding amount of 2.5 billion dollars maturing in 2031 (equivalent to 2.3 billion euros as at December 31, 2016) is subject to a step-up clause in the event that Orange’s rating changes. This clause was triggered in 2013 and early 2014: the coupon due in March 2014 was thus computed on the basis of an interest rate of 8.75% and since then, the bond bears interest at the rate of 9%;

- the margin of the syndicated credit line of 6 billion euros signed on December 21, 2016 might be modified in light of changes to Orange credit rating, upwards or downwards. As at December 31, 2016, the credit facility was not drawn.

Regarding the changes in Orange’s credit ratings in 2016: Standard & Poor’s rating agency revised, on January 27, 2016, the outlook on Orange’s long-term debt from Negative to Stable while confirming Orange’s long-term debt rating at BBB+ as well as Orange’s short-term debt rating at A2.

Orange’s credit rating at December 31, 2016 is as follows:

	Standard & Poor’s	Moody’s	Fitch Ratings	Japan Credit Rating
Long-term debt	BBB+	Baa1	BBB+	A-
Outlook	Stable	Stable	Stable	Stable
Short-term debt	A2	P2	F2

12.4 Management of covenants

Main commitments with regard to financial ratios

Orange SA does not have any credit line or loan subject to specific covenant with regard to financial ratios.

Certain subsidiaries of Orange SA are committed to complying with certain financial ratios related to indicators defined in the contracts with the banks. The breach of these ratios constitutes an event of default that can lead to early repayment of the line of credit or loan concerned.

- Orange Egypt: in respect of its 2011, 2012 and 2014 bank financing contracts, of which the total nominal amount as at December 31, 2016 is 5,715 million Egyptian pounds (299 million euros), Orange Egypt must comply with a “net senior debt to EBITDA” ratio.

- Médi Telecom: in respect of its 2012, 2014 and 2015 bank financing contracts, of which the total nominal amount as at December 31, 2016 is 1,891 million Moroccan Dirham (177 million euros), Médi Telecom must comply with the covenants relating to its “net financial debt” and “net equity”.

- Orange Côte d’Ivoire: in respect of its November 2016 bank financing contract, of which the total nominal amount as at December 31, 2016 is 77 billion CFA francs (or 118 million euros), Orange Côte d’Ivoire must comply with a “net senior debt to EBITDA” ratio.

- Orange Cameroun: in respect of its March 2015 bank financing contract, of which the total nominal amount is as at December 31, 2016 73 billion CFA francs (or 112 million euros), Orange Cameroun must comply with a “net senior debt to EBITDA” ratio.

As at December 31, 2016, these ratios were fully respected.

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Contractual clauses relating to changes in the interest rates in the event of changes in Orange’s credit rating are described in Note 12.3.

Clauses related to instances of default or material adverse changes

Most of Orange’s financing agreements, including in particular the 6 billion euros syndicated credit facility set up on December 21, 2016, as well as bond issues, are not subject to early redemption obligations in the event of a material adverse change, or cross default provisions. Most of these contracts include cross acceleration provisions. Thus, the mere occurrence of events of default in other financing agreements does not automatically trigger an accelerated repayment under such contracts.

12.5 Credit risk and counterparty risk management

Financial instruments that could potentially expose Orange to concentration of counterparty risk consist primarily of trade receivables, cash and cash equivalents, investments and derivative financial instruments.

Orange considers that it has limited concentration in credit risk with respect to trade receivables due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and foreign countries. In addition, the maximum value of the counterparty risk on these financial assets is equal to their recognized net carrying value. An analysis of net trade receivables past due is provided in Note 4.3. For loans and other receivables, amounts past due but not provisioned are not material.

Orange is exposed to bank counterparty risk through its investments and derivatives. Therefore, it performs a strict selection based on the credit rating of public, financial or industrial institutions in which it invests or with which it enters into derivatives agreements.

- For each counterparty selected, limits are based on each financial institution’s rating and equity, as well as on periodic analyses carried out by the Treasury Department. The maximum commitment is then determined (i) for investments, based on maximum limits, and (ii) for derivatives, based on the nominal amounts of interest rate and foreign exchange contracts outstanding, to which coefficients are applied that take into account the remaining duration of the operation and the type of transaction involved.

- Counterparties’ ratings are monitored.

- Lastly, for derivatives, master agreements relating to financial instruments (French Banking Federation or International Swaps and Derivatives Association) are signed with all counterparties and provide for a net settlement of debts and receivables, in case of failure of one of the parties, as well as the calculation of a final balance to be received or paid. These agreements include a CSA cash collateral clause that can lead to either a deposit (collateral paid) or collection (collateral received), on a monthly or weekly basis, with no threshold. These payment amounts correspond to the change in market value of all derivative instruments (or, for a few counterparties, derivatives with a maturity greater than three months). Therefore, regarding Orange SA, the non-performance risk exposure corresponds to a succession of exposures over a maximum of a one-month period until the derivatives term. This concerns the risk of an increase in the value of the portfolio, which can be modeled by a range of options such as the purchase of a one-month cap, in accordance with the portfolio characteristics (net nominal by counterparty, volatility, sensitivity). The non-performance risk is therefore this exposure multiplied by the probability of default until the derivative maturity and by the loss given default (by convention, 0.6 is the market position).

In addition, investments are negotiated with high-grade banks. Exceptionally, subsidiaries may deal with counterparties with a lower rating; in such cases, the counterparties essentially have the highest ratings available locally.

Effect of mechanisms to offset exposure to credit risk and counterparty risk

(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Fair value of derivatives assets	960	1,684	627
Fair value of derivatives liabilities	(561)	(384)	(890)
Netting via Master Agreements (a)	399	1,300	(263)
Amount of cash collateral paid	77	94	622
Amount of cash collateral received	(541)	(1,447)	(166)
Netting via cash collateral (b)	(464)	(1,353)	456
Residual exposure to counterparty risk (a) + (b)	(65)	(53)	193

Changes in net cash collateral between 2015 and 2016 stem from changes in the portfolio, as well as the weakening of the pound sterling against the euro.

The residual exposure to counterparty risk is mainly due to a time difference between the valuation of derivatives at the closing date and the date on which the cash collateral exchanges were made.

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Sensitivity analysis of cash collateral deposits to changes in market interest rates and exchange rates

A change in market rates of +/-1% would affect the fair value of interest rate hedging derivatives as follows:

(in millions of euros)	Rate decrease of 1%	Rate increase of 1%
Change of fair value of derivatives	(1,576)	1,358
	Rate decrease of 1%	Rate increase of 1%
Amount of cash collateral received (paid)	1,576	(1,358)

A change in the euro exchange rate of 10% against currencies of hedged financing (mainly the pound sterling and the US dollar) would impact the fair value of foreign exchange derivatives as follows:

(in millions of euros)	10% loss in euro	10% gain in euro
Change of fair value of derivatives	1,964	(1,607)
	10% loss in euro	10% gain in euro
Amount of cash collateral received (paid)	(1,964)	1,607

12.6 Equity market risk

Orange SA had no options to purchase its own shares, no forward purchase of shares and at December 31, 2016 held 22,423 own shares. Orange SA owns subsidiaries listed on equity markets whose share value may be affected by general trends in these markets. In particular, the market value of these listed subsidiaries’ shares is one of the measurement variables used in impairment testing.

The mutual funds (UCITS) in which Orange invests for cash management purposes contain no equities.

Orange is also exposed to equity risk through certain retirement plan assets (see Note 6.2).

As at December 31, 2016 the only other significant exposure of the Group to equity market risk relates to its ownership of 4% of BT capital, received in exchange on EE disposal in late January 2016 at an initial value of 2,462 million euros. At year-end 2016 this investment has been subject to an impairment recorded in net finance costs (see Note 11.7).

12.7 Capital management

Orange SA is not subject to regulatory requirements related to equity (other than the usual standards applicable to any commercial company).

Like any company, Orange manages its financial resources (both equity and net financial debt) as part of a balanced financial policy, aiming to ensure flexible access to capital markets, including for the purpose of selectively investing in development projects, and to provide a return to shareholders.

In terms of net financial debt (see Note 11.3), this policy translates into liquidity management as described in Note 12.3 and a specific attention to credit ratings assigned by rating agencies.

In 2014, this policy led the Group to issue 5.8 billion euros of subordinated notes, of which 3 billion euros served to finance the acquisition of Spanish operator Jazztel. These financial instruments are recognized in equity under IFRS. This resource has a cost in line with the average cost of the Group’s bond debt, thus limiting the weighted average cost of capital.

This policy is also reflected, in some markets, by the presence of minority shareholders in the capital of subsidiaries controlled by Orange. This serves to limit the Group’s debt while providing a benefit from the presence of local shareholders.

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12.8 Fair value of financial assets and liabilities (excluding Orange Bank)

(in millions of euros)	Note	Classification under IAS 39 (1)	December 31, 2016
			Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables	4.3	L&R	4,964	4,964	-	4,964	-
Financial assets	11.7		4,002	4,002	1,748	2,149	105
Assets available for sale		AFS	1,878	1,878	1,748	25	105
Equity securities measured at fair value		FVR	80	80	-	80	-
Cash collateral paid		L&R	77	77	-	77	-
Investments at fair value		FVR	1,576	1,576	-	1,576	-
Other		L&R	391	391	-	391	-
Cash and cash equivalent	11.3		6,266	6,266	6,266	-	-
Cash equivalents		FVR	3,942	3,942	3,942	-	-
Cash		L&R	2,324	2,324	2,324	-	-
Trade payables	5.6-8.5	LAC	9,865	9,889	-	9,889	-
Financial liabilities	11.3		33,525	38,501	30,283	8,092	126
Financial debt	11.3	LAC	33,370	38,346	30,283	8,063	-
Bonds at fair value through profit or loss		FVR	29	29	-	29	-
Other		FVR	126	126	-	-	126
Derivatives, net amount (2)	11.8		(399)	(399)	-	(399)	-

(1) ”AFS” stands for “available for sale”, “L&R” stands for “loans and receivables”, “FVR” stands for “fair value through P&L”, “LAC” stands for “liabilities at amortized costs”.

(2) IAS 39 classification for derivatives instruments depends on their hedging qualification.

The market value of the net financial debt carried by Orange was estimated at 29.4 billion euros as at December 31, 2016, for a carrying amount of 24.4 billion euros.

The table below provides an analysis of the change in level 3 market values for financial assets and liabilities measured at fair value in the statement of financial position.

(in millions of euros)	Assets available for sale	Assets at fair value through profit or loss, excluding derivatives	Financial liabilities at fair value through profit or loss, excluding derivatives	Net derivatives
Level 3 fair values at December 31, 2015	73	-	21	-
Gains (losses) taken to profit or loss	(3)	-	6	-
Gains (losses) taken to other comprehensive income	6	-	-	-
Acquisition (sale) of assets	29	-	-	-
Impact of changes in the scope of consolidation	-	-	99	-
Level 3 fair values at December 31, 2016	105	-	126	-
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(in millions of euros)	Note	Classification under IAS 39	December 31, 2015
			Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables	4.3	L&R	4,876	4,876	-	4,876	-
Financial assets	11.7		2,118	2,118	149	1,896	73
Assets available for sale		AFS	144	144	45	26	73
Equity securities measured at fair value		FVR	77	77	-	77	-
Cash collateral paid		L&R	94	94	-	94	-
Investments at fair value		FVR	1,231	1,231	104	1,127	-
Other		L&R	572	572	-	572	-
Cash and cash equivalent	11.3		4,469	4,469	4,469	-	-
Cash equivalents		FVR	2,281	2,281	2,281	-	-
Cash		L&R	2,188	2,188	2,188	-	-
Trade payables	5.6-8.5	LAC	9,959	10,002	-	10,002	-
Financial liabilities	11.3		34,064	37,735	28,973	8,741	21
Financial debt		LAC	34,014	37,685	28,973	8,712	-
Bonds at fair value through profit or loss		FVR	29	29	-	29	-
Commitments to purchase non-controlling interests		FVR	21	21	-	-	21
Derivatives, net amount	11.8		(1,300)	(1,300)	-	(1,300)	-

The market value of the net financial debt carried by Orange was estimated at 30.2 billion euros as at December 31, 2015, for a carrying amount of 26.6 billion euros.

(in millions of euros)	Note	Classification under IAS 39	December 31, 2014
			Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables	4.3	L&R	4,612	4,612	-	4,612	-
Financial assets	11.7		4,477	4,477	2,245	2,171	61
Assets available for sale		AFS	91	91	30	-	61
Equity securities measured at fair value		FVR	77	77	-	77	-
Cash collateral paid		L&R	622	622	-	622	-
Investments at fair value		FVR	204	204	117	87	-
Pledged monetary financial securities in connection with the offer on Jazztel		FVR	2,901	2,901	2,098	803	-
Other		L&R	582	582	-	582	-
Cash and cash equivalent	11.3		6,758	6,758	6,758	-	-
Cash equivalents		FVR	4,628	4,628	4,628	-	-
Cash		L&R	2,130	2,130	2,130	-	-
Trade payables	5.6-8.5	LAC	8,130	8,071	-	8,071	-
Financial liabilities	11.3		34,372	39,559	31,576	7,940	43
Financial debt		LAC	34,026	39,213	31,576	7,637	-
Bonds at fair value through profit or loss		FVR	28	28	-	28	-
Commitment to purchase ECMS shares		FVR	275	275	-	275	-
Other commitments to purchase non-controlling interests		FVR	43	43	-	-	43
Derivatives, net amount	11.8		263	263	-	263	-

The market value of the net financial debt carried by Orange was estimated at 31.3 billion euros as at December 31, 2014, for a carrying amount of 26.1 billion euros.

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Accounting policies

The financial assets and liabilities measured at fair value in the statement of financial position have been classified based on the three hierarchy levels:

- level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

- level 2: inputs that are observable for the asset or liability, either directly or indirectly;

- level 3: unobservable inputs for the asset or liability.

The fair value of assets available for sale (AFS) is the quoted price at year-end for listed securities and, for non-listed securities, uses a valuation technique determined according to the most appropriate financial criteria in each case (comparable transactions, multiples for comparable companies, shareholders’ agreement, discounted present value of future cash flows).

Concerning loans and receivables (L&R), the Group considers that the carrying amount of cash, trade receivables and various deposits provide a reasonable approximation of fair value, due to the high liquidity of these elements.

Among financial assets at fair value through profit or loss (FVR), with respect to very short-term investments such as deposits, certificates of deposit, commercial paper or negotiable debt securities, the Group considers that the nominal value of the investment and any related accrued interest represent a reasonable approximation of fair value. The fair value of mutual funds (UCITS) is the latest net asset value.

For financial liabilities at amortized cost (LAC), the fair value of financial liabilities is determined using:

- the quoted price for listed instruments (a detailed analysis is performed in the case of a material decrease in liquidity to evidence whether the observed price corresponds to the fair value; otherwise the quoted price is adjusted);

- the present value of estimated future cash flows, discounted using rates observed by the Group at the end of the period for other instruments. The results calculated using the internal valuation model are systematically benchmarked with the values provided by Bloomberg.

The Group considers the carrying value of trade payables and deposits received from customers to be a reasonable approximation of fair value, due to the high liquidity of these elements.

The fair value of long-term trade payables is the value of future cash flows discounted at the interest rates observed by the Group at the end of the period.

Financial liabilities at fair value through profit or loss (FVR) mainly concern firm or contingent commitments to purchase non-controlling interests. Their fair value is measured in accordance with the provisions of the contractual agreements. When the commitment is based on a fixed price, a discounted value is retained.

The fair value of derivatives, mostly traded over-the-counter, is determined using the present value of estimated future cash flows, discounted using the interest rates observed by the Group at the end of the period. The results calculated using the internal valuation model are consistently benchmarked with the values provided by bank counterparties and Bloomberg.

When there are no reliable market data which identify the probability of default, the CVA (Credit Value Adjustment) and the DVA (Debit Value Adjustment) are measured based on historical default charts and CDS (Credit Default Swap) trends. Counterparty credit risk and the Group’s own specific default risk are also continuously monitored based on the monitoring of debt security credit spreads on the secondary market and other market information. Given the implementation of collateralization, and based on counterparty policies and the management of indebtedness and liquidity risk described in Note 12, CVA and DVA estimates are not material compared to the measurement of the related financial instruments.

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Note 13 Shareholders’ equity

At December 31, 2016, Orange SA’s share capital, based on the number of issued shares at this date, amounted to 10,640,226,396 euros, divided into 2,660,056,599 ordinary shares with a par value of 4 euros each.

Since April 3, 2016, once the Law of March 29, 2014 known as the Florange Law took effect, shares held in registered form for at least two months in the name of the same shareholder enjoy double voting rights. At December 31, 2016, the French State owned 22.95% of Orange SA’s share capital and 29.29% of voting rights either directly or indirectly in concert with Bpifrance Participations. At that same date, under their Group savings plan or in registered form, the Group’s employees owned 5.37% of the share capital and 8.43% of voting rights.

13.1 Changes in share capital

During the year, Orange SA issued 11,171,216 new shares, representing 0.42% of the capital, in an employee shareholding plan (see Note 6.3). The resulting addition to capital (including share premium), made on May 31, 2016 was 113 million euros.

13.2 Treasury shares

As authorized by the Shareholders’ Meeting of June 7, 2016, the Board of Directors instituted a new share Buyback program (the 2016 Buyback Program) and cancelled the 2015 Buyback Program, with immediate effect. The 2016 Buyback Program is described in the Registration Document filed with the French Financial Markets Authority (Autorité des marchés financiers - AMF) on April 4, 2016.

The only shares bought back by Orange during the year were shares bought back as part of the liquidity contract.

At December 31, 2016, the Company held 22,423 treasury shares (including 0 share as part of the liquidity contract), compared with 27,663 at December 31, 2015 (including 0 share as part of the liquidity contract) and 41,017 at December 31, 2014 (including 0 share as part of the liquidity contract).

Accounting policies

Treasury shares are recorded as a deduction from equity, at acquisition cost. Gains and losses arising from the sale of treasury shares are recognized in consolidated reserves, net of tax.

13.3 Dividends

Full Year	Approved by	Description	Dividend per share (in euro)	Payout date	How paid	Total (in millions of euros)
2016	Board of Directors Meeting on July 25, 2016	2016 interim dividend	0.20	December 7, 2016	Cash	532
	Shareholders’ Meeting on June 7, 2016	Balance for 2015	0.40	June 23, 2016	Cash	1,064
	Total dividends paid in 2016					1,596
2015	Board of Directors Meeting on July 27, 2015	2015 interim dividend	0.20	December 9, 2015	Cash	530
	Shareholders’ Meeting on May 27, 2015	Balance for 2014	0.40	June 10, 2015	Cash	1,059
	Total dividends paid in 2015					1,589
2014	Board of Directors Meeting on July 28, 2014	2014 interim dividend	0.20	December 9, 2014	Cash	529
	Shareholders’ Meeting on May 27, 2014	Balance for 2013	0.50	June 5, 2014	Cash	1,317
	Total dividends paid in 2014					1,846
2013	Board of Directors Meeting on July 24, 2013	2013 interim dividend	0.30	December 11, 2013	Cash	788
	Shareholders’ Meeting on May 28, 2013	Balance for 2012	0.20	June 11, 2013	Cash	526
	Total dividends paid in 2013					1,314

The amount available to provide a return to shareholders in the form of dividends, is calculated on the basis of the total net income and retained earnings, under French GAAP, of the entity Orange SA, the parent company.

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13.4 Subordinated notes

On February 7, 2014, as part of its EMTN program, Orange SA issued the equivalent of 2.8 billion euros of deeply subordinated notes denominated in euros and pounds sterling in three tranches: 1 billion euros with a fixed-rate coupon of 4.25%, 1 billion euros with a fixed-rate coupon of 5.25% and 650 million pounds with a fixed-rate coupon of 5.875%. A reset of interest rates at market conditions is provided for contractually on each call option exercise date.

Orange has a call option on each of these tranches respectively after February 7, 2020, February 7, 2024, and February 7, 2022 and upon the occurrence of certain contractually defined events.

Step-up clauses involve adjustments of 25 bps in 2025 and an additional 75 bps in 2040 for the first tranche; of 25 bps in 2024 and an additional 75 bps in 2044 for the second tranche and of 25 bps in 2027 and an additional 75 bps in 2042 for the third tranche.

On October 1, 2014, under its EMTN program, Orange SA issued the equivalent of 3 billion euros of deeply subordinated notes denominated in euros and pounds sterling in three tranches: 1 billion euros with a fixed-rate coupon of 4%, 1.25 billion euros with a fixed-rate coupon of 5% and 600 million pounds with a fixed-rate coupon of 5.75% A reset of interest rates at market conditions is provided for contractually on each call option exercise date.

Each issue was the subject of a prospectus certified by the AMF under visas no. 14-036 and 14-525.

Orange has a call option on each of these tranches respectively after October 1, 2021, October 1, 2026, and April 1, 2023 and upon the occurrence of certain contractually defined events.

Step-up clauses involve coupon adjustments of 25 bps in 2026 and an additional 75 bps in 2041 for the first tranche; of 25 bps in 2026 and an additional 75 bps in 2046 for the second tranche and of 25 bps in 2028 and an additional 75 bps in 2043 for the third tranche.

These notes, listed on Euronext Paris, are lowest ranking subordinated notes (senior compared to ordinary shares): the holders will only be remunerated (whether for the nominal, interest or any other amount) after all other creditors, including holders of participating loans and securities, simply subordinated or not, representing a claim on Orange.

At each interest payment date, settlement may be either paid or deferred, at the option of the issuer. Deferred coupons are capitalized and become due and payable in full under certain circumstances defined contractually and under the control of the issuer.

Under the Group understanding, some rating agencies assign an “equity” component of 50% to these instruments.

Under IFRS, these instruments are recognized at their historical value. The tranches denominated in pounds sterling were recognized at the ECB fix rate on the issue date (0.8314 for the issue of February 7, 2014 and 0.7782 for the issue of October 1, 2014) and will not be re-measured through the life of the note. Coupons (no occurrence in 2014) will impact equity five working days before the annual date of payment (February 7 for the three tranches of the first issue, October 1 for the two euro tranches of the second issue and April 1 for the pound sterling tranche of the second issue), unless Orange exercises its right to defer their payment.

In 2016, Orange did not exercise its right to defer the coupons related to the subordinated notes. The same is true as of the beginning of February 2017.

The note holders received the payments shown in the following table:

	Paid coupons (in millions of currency)	Paid coupons (in millions of euros)
1,000 MEUR issued as of February 1st, 2014 with a fixed-rate coupon of 4.25%	42	42
1,000 MEUR issued as of February 1st, 2014 with a fixed-rate coupon of 5.25%	52	52
650 MGBP issued as of February 1st, 2014 with a fixed-rate coupon of 5.875%	38	50
1,000 MEUR issued as of October 1st, 2014 with a fixed-rate coupon of 4%	40	40
1,250 MEUR issued as of October 1st, 2014 with a fixed-rate coupon of 5%	63	63
600 MGBP issued as of October 1st, 2014 with a fixed-rate coupon of 5.75% (1)	35	44
Total coupons paid to the holders in 2016		291
1,000 MEUR issued as of February 1st, 2014 with a fixed-rate coupon of 4.25%	42	42
1,000 MEUR issued as of February 1st, 2014 with a fixed-rate coupon of 5.25%	53	53
650 MGBP issued as of February 1st, 2014 with a fixed-rate coupon of 5.875%	38	51
1,000 MEUR issued as of October 1st, 2014 with a fixed-rate coupon of 4%	40	40
1,250 MEUR issued as of October 1st, 2014 with a fixed-rate coupon of 5%	63	63
600 MGBP issued as of October 1st, 2014 with a fixed-rate coupon of 5.75% (1)	17	23
Total coupons paid to the holders in 2015		272

(1) Coupons payment date as of April 1st.

The tax effect of the conversion of subordinated notes whose face value is denominated in pounds sterling was (84) million euros for the period. This effect is shown at “Other movements” in the consolidated changes in shareholders’ equity.

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Accounting policies

Subordinated notes

The Group issued subordinated notes in several tranches.

These instruments have no maturity and the coupon’s settlement could be deferred at the option of the issuer. They are booked in equity.

As equity instruments are recognized at historical value, the tranche denominated in foreign currency is never re-measured. Where appropriate, a translation adjustment impact will be booked in equity at the exercise date of any purchase option.

The holders’ payment is directly booked in equity at the date of the decision to pay the coupons.

The tax effect relating to the payment is accounted for as net income and the one relating to the remeasurement of the foreign exchange portion is accounted for as equity.

Equity component of perpetual bonds redeemable for shares (TDIRA)

The equity component is determined as the difference between the fair value of the instrument taken as a whole and the fair value of the debt component. Thus, the equity component determined and recognized at inception is not subsequently re-measured and remains in equity, even when the instrument is extinguished.

13.5 Translation adjustment

(in millions of euros)	2016	2015	2014
Gain (loss) recognized in other comprehensive income during the period	(214)	77	27
Reclassification to net income for the period (1)	(13)	(0)	258
Total transaction adjustments for continuing operations	(227)	77	285
Gain (loss) recognized in other comprehensive income during the period (2)	-	-	387
Reclassification to the net income for the period (2)	(836)	-	-
Total translation adjustment for discontinued operations	(836)	-	387

(1) In 2014, related to the disposal of Orange Dominicana and to the loss of control of Telkom Kenya.

(2) Related to EE.

(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Polish zloty	737	827	821
Egyptian pound	(509)	(334)	(344)
Slovakian crown	220	220	220
Pound sterling	9	850	849
Other	(19)	(62)	(122)
Total translation adjustment	438	1,501	1,424
o/w share attributable to the parent company	163	1,212	1,152
o/w share attributable to non-controlling interests	275	289	272

The translation adjustment of EE is presented in the line pound sterling for 836 million euros at the end of 2015. This translation adjustment was reclassified in net income upon the actual disposal of EE in 2016.

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Accounting policies

The functional currency of foreign operations located outside the euro area is usually the local currency, unless the major cash flows are made with reference to another currency (such as the Orange entities in Romania and in the Democratic Republic of the Congo).

The financial statements of foreign operations whose functional currency is neither the euro nor the currency of a hyper-inflationary economy are translated into euros (the Group’s presentation currency) as follows:

- assets and liabilities are translated at the year-end rate;

- items in the income statement are translated at the average rate for the year;

- the translation adjustment resulting from the use of these different rates is included in other comprehensive income.

The translation adjustments are reclassified to profit or loss when the entity disposes or partially disposes (loss of control, loss of joint control, loss of significant influence) of its interest in a foreign operation through the sale, liquidation, repayment of capital or abandon of all, or part of, that activity. The reduction in the carrying amount of a foreign operation, either because of its own losses or because of the recognition of an impairment loss, does not lead to a reclassification to profit or loss of the accumulated translation adjustment.

Recycling of translation adjustments is presented in the income statement within:

- net income of discontinued operations, when a line of business or major geographical area is disposed of;

- gains (losses) on disposal of businesses and assets, when other businesses are disposed of;

-         reclassification of translation adjustment from liquidated entities, in the event of the liquidation or abandonment of an activity without disposal.

13.6 Non-controlling interests

(in millions of euros)	2016	2015	2014
Credit part of net income attributable to non-controlling interests (a)	339	316	340
o/w Sonatel Group	219	211	205
o/w Orange Belgium Group	35	35	20
o/w Orange Bank	30	-	-
o/w Orange Polska Group	11	34	65
Debit part of net income attributable to non-controlling interests (b)	(11)	(10)	(40)
o/w Egypt	(3)	(0)	(7)
o/w Telkom Kenya	-	-	(27)
Total part of net income attributable to non-controlling interests (a) + (b)	328	306	300
Credit part of comprehensive income attributable to non-controlling interests (a)	334	354	359
o/w Sonatel Group	213	222	208
o/w Orange Belgium Group	35	35	20
o/w Orange Polska Group	-	29	47
Debit part of comprehensive income attributable to non-controlling interests (b)	(22)	(21)	(33)
o/w Egypt	-	(14)	(7)
o/w Telkom Kenya	-	-	(23)
Total part of comprehensive income attributable to non-controlling interests (a) + (b)	312	333	326
(in millions of euros)	2016	2015	2014
Dividends paid to minority shareholders	259	304	294
o/w Sonatel Group	186	176	171
o/w Orange Polska Group	37	79	77
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(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Credit part of equity attributable to non-controlling interests (a)	2,493	2,377	2,152
o/w Orange Polska Group	906	941	989
o/w Sonatel Group	683	647	597
o/w Orange Belgium Group	247	212	177
o/w Jordan Telecom Group	175	210	206
o/w Médi Telecom	157	183	-
Debit part of equity attributable to non-controlling interests (b)	(7)	(17)	(10)
Total equity attributable to non-controlling interests (a) + (b)	2,486	2,360	2,142

Accounting policies

Commitments to purchase non-controlling interests (put options)

When the Group grants firm or contingent commitments to purchase non-controlling interests, the carrying amount of non-controlling interests is reclassified to financial debt (see Note 11.3).

Where the amount of the commitment exceeds the amount of the non-controlling interests, the difference is recorded as a reduction in equity attributable to the owners of the parent company. Financial debt is re-measured at the end of each reporting period in accordance with the contractual arrangement (at fair value or at present value if fixed price) and, in the absence of any guidance provided by IFRS, against finance income or expense.

Non-controlling interests that are debtors

Total comprehensive income of a subsidiary is attributed to the owners of the parent company and to the non-controlling interests. In accordance with IFRS 10, this can result in the non-controlling interests having a deficit balance.

Transactions with owners

Each transaction with non-controlling interests of an entity controlled by the Group, when not resulting in a loss of control, is accounted for as an equity transaction with no effect on the total comprehensive income.

13.7 Earnings per share

(in millions of euros)	2016	2015	2014
Net income of continuing operations	1,010	2,510	1,360
Net remuneration of subordinated notes	(183)	(186)	(103)
Non-controlling interests	(328)	(306)	(300)
Net income of continuing operations used for calculating basic earnings per share (a)	499	2,018	957
Impact of dilutive instruments:
TDIRA	-	29	-
Net income of continuing operations used for calculating diluted earnings per share (b)	499	2,047	957
Net income of continuing operations
- basic	0.19	0.76	0.36
- diluted	0.19	0.75	0.36
(in millions of euros)	2016	2015	2014
Net income of discontinued operations used for calculating basic and diluted earnings per share (c)	2,253	448	(135)
Net income of discontinued operations
- basic	0.85	0.17	(0.05)
- diluted	0.85	0.17	(0.05)
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(in millions of euros)	2016	2015	2014
Net income used for calculating basic earnings per share (a) + (c)	2,752	2,466	822
Net income used for calculating diluted earnings per share (b) + (c)	2,752	2,495	822
Net income
- basic	1.04	0.93	0.31
- diluted	1.04	0.92	0.31
	December 31, 2016	December 31, 2015	December 31, 2014
Weighted average number of ordinary shares outstanding - basic	2,654,045,007	2,648,620,953	2,637,414,741
Impact of dilutive instruments:
TDIRA	-	52,079,350	-
Weighted average number of shares outstanding - diluted	2,654,045,007	2,700,700,303	2,637,414,741

The TDIRA, which were non-dilutive, were not included in the calculation of net diluted earnings per share.

Stock options are not included in the calculation of diluted earnings per share, because they were out of money as at December 31, 2016. Details of each plan are described in Note 6.3.

Accounting policies

Earnings per share

The Group discloses both basic earnings per share and diluted earnings per share for continuing operations and discontinued operations:

- basic earnings per share are calculated by dividing net income for the year attributable to the equity holders of the Group, post-remuneration to the holders of subordinated notes, by the weighted average number of ordinary shares outstanding during the period;

- diluted earnings per share are calculated based on the same net income, adjusted of the finance cost of dilutive debt instruments and their impact on employee profit-sharing, net of the related tax effect. The number of shares used to calculate diluted earnings per share takes into account the conversion into ordinary shares of potentially dilutive instruments outstanding during the period.

When earnings per share are negative, diluted earnings per share are identical to basic earnings per share. In the event of an issuance of shares at a price lower than the market price, and in order to ensure comparability of earnings per share information, the weighted average numbers of shares outstanding from current and previous periods are adjusted. Treasury shares owned, which deducted from the consolidated equity, do not enter into the calculation of earnings per share.

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Note 14 Unrecognized contractual commitments
(excluding Orange Bank)

At December 31, 2016, Orange is not aware of having entered into any commitment involving entities controlled by the Group, that may have a material effect on its current or future financial position, other than the commitments described in this Note.

14.1 Commitments related to operating activities

(in millions of euros)	Total	Less than one year	From one to five years	More than five years
Operating activities commitments	12,930	3,531	5,386	4,013
Operating leases	5,683	929	2,445	2,309
Handsets purchases	384	384	-	-
Transmission capacity purchases	815	221	362	232
Other goods and services purchases	3,478	1,248	1,671	559
Investment commitments	570	458	109	3
Public-private service concession commitments	905	68	270	567
Guarantees granted to third parties in the ordinary course of business	1,095	223	529	343

Operating Leases

Operating lease commitments mainly include property lease commitments. The other leases are leases relating to general expenses (equipment, vehicles and other assets). Future finance lease payments are shown in Note 12.3.

(in millions of euros)	Discounted value of future lease payments	Minimum future lease payments
Property lease commitments	4,295	5,470
o/w technical activities	2,891	3,756
o/w shops/offices activities	1,404	1,714

Maturities are set forth below:

(in millions of euros)	Minimum future lease payments	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	More than five years
Property lease commitments	5,470	863	731	628	528	476	2,244

The operating lease commitments correspond to the outstanding minimum future lease payments until the normal date of renewal of the leases or the earliest possible notice date. After periodic revaluation of the leases, these amounts are discounted. The discount rate corresponds to the weighted average cost of the Group bond debt.

The indefinite term leases amount to approximately 6% of the total of the property lease commitments.

The property lease commitments in France represent approximately 59% of the total property lease commitments.

The Group may choose whether or not to renew these leases upon expiration or replace them by other leases with renegotiated terms and conditions. For some of them, a provision for onerous contracts has been booked (see Note 5.3).

Transmission capacity purchase commitments

Transmission capacity purchase commitments as at December 31, 2016 represented 815 million euros. These included 170 million euros of added commitments in Spain and 305 million euros for the provision of satellite transmission capacity (comprising contracts with different commitment maturities up to 2030).

Other goods and services purchase commitments

The Group’s other goods and services purchase commitments are primarily related to the network and the purchase of content.

At December 31, 2016, these commitments included:

- TowerCos (site management) contracts in Africa: these commitments amounted to 522 million euros;

- the network maintenance for 350 million euros;

- the maintenance of submarine cables for which Orange has joint ownership or user rights, for an overall amount of 223 million euros;

- the purchase of broadcasting rights for 1,119 million euros, including 511 million euros related to the broadcasting rights of the Spanish professional football league;

- the purchase of cinematographic works within the framework of an agreement signed by the Group with the CSA (French Broadcasting Authority) in December 2013 to support film creation. At December 31, 2016, the residual amount of this commitment amounts to 75 million euros.

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Investment commitments

At the end of December 2016, investment commitments amounted to 570 million euros.

In addition to these commitments, which are expressed in monetary terms, the Group made certain commitments to various administrative authorities such as ensuring certain coverage of the population by our network and a certain service quality level. These commitments, which have been undertaken primarily as part of license award processes, will require investment expenditure in future years to roll out and enhance the networks. They are not shown in the table above if they have not been expressed in monetary terms, which is usually the case. The Group has accordingly agreed to meet the following conditions:

- in 2015, in France, when the frequencies in the 700 MHz band were allocated:

- coverage obligations in “priority deployment areas” (40% of the country within 5 years, 92% within 12 years and 97.7% within 15 years) and in areas not yet covered by a broadband network (100% within 12 years), at the level of priority main roads (100% within 15 years) and at the level of the national rail network (60% within 7 years, 80% within 12 years and 90% within 15 years);

- in 2011, in France, when the frequencies in the 2.6 GHz and 800 MHz bands were allocated:

- an optional commitment to host Mobile Virtual Network Operators (MVNOs) on certain technical and pricing terms under Full MVNO schemes,

- an obligation to provide mobile coverage with theoretical maximum download speeds of at least 60 Mbps per user (25% of the country within 4 years and 75% within 12 years for the 2.6 GHz band, 98% of the country within 12 years and 99.6% within 15 years for the 800 MHz band), which can be met by using both the allocated frequencies and other frequencies,

- for the 800 MHz band, specifically: an obligation to provide coverage in priority areas (40% of the country within 5 years, 90% within 10 years) with no obligation to provide roaming services, an obligation to provide coverage in each department (90% within 12 years, 95% within 15 years) and an obligation to share resources in communities covered by the “white area” (lacking coverage) program;

- in 2012, in Romania, when the frequencies in the bands from 800 MHz to 2.6 GHz were allocated:

- an obligation to provide mobile coverage of at least 95% of the population within 225 of 732 localities with mobile communication services in UMTS or LTE technologies, for the 800 MHz and 900 MHz bands,

- an obligation to provide voice services coverage of at least 98% of the population of lightly inhabited areas, for 900 MHz and 1.8 GHz bands,

- an obligation to provide IP service coverage in at least 60% of lightly inhabited areas,

- an obligation to provide voice mobile communication service coverage of at least 80% of the population by April 5, 2017 and IP access services for 30% of the population by April 5, 2019, for 1.8 GHz and 2.6 GHz bands.

Non-compliance with these obligations could result in fines and other sanctions ultimately including the withdrawal of licenses awarded. Management believes that the Group has the ability to fulfill these commitments towards government authorities.

Public-private partnerships and public service delegations

As part of the deployment of the high and very high speed network in France, the Group entered into public service delegation and public-private partnerships contracts. These network construction and operation contracts, which have staggered durations until 2038, will gradually, as they are carried out, account for 469 million euros in intangible assets and 435 million euros in financial debt securities.

Guarantees granted to third parties in the ordinary course of business

The commitments made by the Group towards third parties in the ordinary course of business represented a total of 1,095 million euros as at December 31, 2016. They included performance guarantees amounting to 599 million euros granted to certain Enterprise customers, in particular as part of the securing of networks and remote access.

The amount of guarantees granted by the Group to third parties (financial institutions, partners, customers and government agencies) to cover the performance of the contractual obligations of non-consolidated entities is not significant. Guarantees granted by the Group to cover the performance of the contractual obligations of the consolidated subsidiaries are not considered as unrecognized contractual commitments, as they would not increase the Group’s commitments in comparison to the underlying obligations of the consolidated subsidiaries.

14.2 Consolidation scope commitments

Asset and liability warranties granted in relation to disposals

Under the terms of agreements between certain Group companies and the acquirers of certain assets, the Group is subject to warranty clauses relating to assets and liabilities. Nearly all material sale agreements provide for ceilings on these warranties.

At December 31, 2016, the main warranties in effect were the following:

- warranties granted to the EE joint venture at the time of the transfer of the United Kingdom operations: warranties related to the restructuring of interests and assets carried out prior to the asset transfer (uncapped warranties expiring in 2022), and a tax-related warranty (capped at 5 billion pounds sterling, or 5.8 billion euros at December 31, 2016) expiring in March 2017.

Moreover, as part of the merger of Orange and Deutsche Telekom operations in the United Kingdom, Orange counter-guaranteed up to 50% of the guarantee, capped at 750 million pounds sterling (876 million euros at December 31, 2016), granted by Deutsche Telekom to Hutchison 3G (H3G) in December 2007 to cover investment commitments made by its subsidiary T-Mobile UK towards the joint venture created with H3G as part of a 3G network sharing agreement (meaning a guarantee capped at 375 million pounds sterling, or 438 million euros for Orange). As a result of the sale of EE to BT Group Plc (BT), BT is meant to replace Deutsche Telekom in respect of the main guarantee granted to H3G, in which case Orange will be released from its obligations under its counter-guarantee. Meanwhile, BT has counter-guaranteed the commitments granted by Deutsche Telekom to H3G, and Deutsche Telekom has committed to call the Orange counter-guarantee only in the event of non-payment by BT under its counter-guarantee.

In addition, Orange retained certain compensation obligations in relation to the early unwinding of finance lease transactions relating to telecommunications equipment that was previously leased by Orange. As at December 31, 2016 these obligations amounted to 52.5 million pounds sterling, or 61 million euros;

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- warranty given to BT as part of the EE sale, backed 50/50 by Orange Group and Deutsche Telekom except for events ascribable solely to one or the other, and capped at the contractually fixed sale price of 5.1 billion pounds sterling (6 billion euros converted at the exchange rate on December 31, 2016) with respect to Orange, of which 1.1 billion pounds sterling (1.3 billion euros) are for warranties other than the basic and tax-related warranties. This warranty will expire in 2017 (or in 2023 for the tax and basic warranties). Information on the final terms of EE’s disposal is presented in Note 3.2;

- tax-related warranties, capped at 400 million euros, granted to Deutsche Telekom as part of the disposal of the Group’s mobile and Internet operations in the Netherlands in 2007. This warranty will expire at the end of the statutory limitation period, in 2019;

- tax-related warranty given to Apax Partners as part of the Orange Suisse disposal in 2012, capped at 200 million Swiss francs (186 million euros) and expiring in 2017;

- standard warranties capped at 155 million dollars (147 million euros) granted by the Group as part of the Orange Dominicana disposal in 2014, which will expire in 2018;

- standard warranties granted to Vivendi as part of the disposal of its 90% stake in Dailymotion in 2015. These warranties are not capped and will expire at the end of the statutory limitation period;

- miscellaneous standard warranties granted to buyers of real estate sold by the Group.

Orange believes that the risk of these warranties being enforced is remote and that the potential consequences of their being called are not material with respect to the Group’s results and financial position.

Commitments relating to securities

Under the terms of agreements with third parties, Orange can make or receive commitments to purchase or to sell securities. The on-going commitments at December 31, 2016 are not likely to have material impacts on the Group’s financial position.

Orange Tunisie

Under the terms of the shareholders’ agreement with Investec dated May 20, 2009, Orange has a call option giving it the right to purchase at market value 1% of the share capital of Orange Tunisie plus one share, subject to regulatory authorizations. If this option was exercised, Orange would take control of Orange Tunisie. Investec would then have the right to sell to Orange 15% of the share capital of Orange Tunisie at market value.

Korek Telecom

In November 2014, in accordance with the terms of the shareholders’ agreement dated March 10, 2011, the joint venture formed between Agility and Orange (which own respectively 54% and 46% of its capital) notified to its Iraqi co-shareholder the exercise of a call option to acquire 7% of Korek Telecom’s capital, which would result in an increase of its interest from 44% to 51%. Orange must finance a percentage of this acquisition equal to its share in the joint venture. However, the Iraqi co-shareholder notified its objection to the exercise of the call option. The discussions between Orange, Agility and the Iraqi co-shareholder have not yet enabled the parties to reach an agreement on the exercise of the call option. Pursuant to these agreements, they are being settled out of court. In the event of the effective transfer of the shares, Orange will still hold an indirect minority interest in Korek Telecom.

If Orange were to take indirect control of Korek Telecom in the future, Agility would have the right to sell its interest in the joint venture to Orange.

In addition, on July 2, 2014, the Iraqi regulatory agency (CMC) notified Korek Telecom of its decision to cancel the partnership with Orange/Agility and required that it re-establish the shareholder structure existing before the execution of the partnership agreements in March 2011. The CMC argued that the conditions precedents to its approval of the partnership were not satisfied. On January 25, 2016, the Administrative Court dismissed for lack of jurisdiction the appeal made by Korek against the CMC’s decision. The Court ruled that Korek had already exercised its right of appeal before the Board of Appeal of the CMC. On February 21, 2016 Korek filed an appeal with the Administrative Court of Appeal of Baghdad.

Orange Bank

In accordance with the shareholders’ agreement signed on October 4, 2016:

- Orange granted a put option to Groupama on 20% of the equity in Orange Bank, exercisable at fair value within three months of October 4, 2023 and thereafter in three-month periods every other year;

- Groupama granted a call option to Orange on the remainder of its equity interest in Orange Bank, exercisable at fair value after the exercise of its put option.

The accounting effects of these options are spelled out in Note 3.

14.3 Financing commitments

The Group’s main commitments related to borrowings are set out in Note 12.

Orange has pledged certain investment securities and other assets to financial institutions or used them as collateral to cover bank borrowings and credit lines.

Guarantees granted to some lending institutions to finance consolidated subsidiaries are not set out below.

Assets covered by commitments

The items presented below do not include the impact of the regulation on the transferability of the assets or the possibility of contractual restrictions in network asset sharing agreements.

At December 31, 2016, Orange has no material pledge on its subsidiaries’ securities.

(in millions of euros)	December 31, 2016	December 31, 2015	December 31, 2014
Assets held under finance leases	552	545	576
Non-current pledged or mortgaged assets (1)	121	259	3,004
Collateralized current assets	27	46	59
Securitized receivables (2)	-	-	1,049
Total	700	850	4,688

(1) Non-current pledged or mortgaged assets are shown excluding cash collateral deposits, which are presented in Note 11.7.

(2) See Note 4.3.

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Non-current pledged or mortgaged assets comprise the following assets given as guarantees:

(in millions of euros)	December 31, 2016
	Total in statement of financial position (a)	Amount of asset pledged or mortgaged (b)	Percentage (a) / (b)
Intangibles assets, net (excluding goodwill)	14,602	107	1%
Property, plant and equipment, net	25,912	14	0%
Non-current financial assets	3,882	-	-
Other (1)	31,448	-	-
Total	75,844	121	0%

(1) This item includes net goodwill, interests in associates, assets available for sale and net deferred tax assets.

Note 15 Activities of Orange Bank

15.1 Financial assets and liabilities of Orange Bank

(in millions of euros)	Note	Statement of financial position related to Orange Bank activities (A)	Intercompany transactions with telecom activities (B)	Assets and liabilities of Orange Bank including operations with telecom activities (A) + (B)
Non-current loans and advances of Orange Bank	15.1.1	1,025	-	1,025
Non-current financial assets	15.1.2	1,523	-	1,523
Non-current derivatives, assets	15.1.4	12	-	12
Current loans and advances of Orange Bank	15.1.1	2,066	-	2,066
Current financial assets	15.1.2	246	-	246
Current derivatives, assets	15.1.4	-	-	-
Cash and cash equivalent		89	-	89
Non-current financial liabilities		-	27 (1)	27
Non-current derivatives, liabilities	15.1.4	67	-	67
Non-current debts related to Orange Bank operations	15.1.3	518	-	518
Current financial liabilities		143	-	143
Current derivatives, liabilities	15.1.4	-	-	-
Current debts related to Orange Bank operations	15.1.3	3,846	-	3,846

(1) Loan granted to Orange Bank by Orange SA.

Accounting policies

As the notion of current and non-current does not exist in bank accounting, classification of balance sheet items as current or non-current was done in consistency with the Group’s accounts, depending on the management intention and on the nature of the asset or liability.

Thus, with regard to Orange Bank’s financial assets, since investments are managed by portfolio, financial assets maturing in less than one year but that will be rolled over are classified as non-current.

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15.1.1 Assets related to Orange Bank activities

Loans and advances of Orange Bank are composed of loans and advances to customers and credit institutions.

In the context of adapting the bank’s accounts into the Group’s financial statements, the following have been considered as loan and advances to customers: clearing accounts and other amounts due, as well as amounts related to securities transactions on behalf of customers.

December 31, 2016
Overdraft	1,084
Housing loans	719
Investment lending	264
Current accounts	70
Other	80
Total loans and advances to customers	2,217 (1)
o/w non-current	1,022
o/w current	1,195
Overnight deposits and loans	790
Loans and advances (2)	53
Other	31
Total loans and advances to credit institutions	874
o/w non-current	3
o/w current	871
Total loans and advances of Orange Bank	3,091

(1) As at December 31, 2016 a provision is recorded on loans and advances to customers for (36) million euros.

(2) Centralization at the Caisse des dépôts et Consignation of a passbooks accounts and sustainable development passbook accounts.

Accounting policies (relating to Orange Bank)

Loans and receivables of Orange Bank

Assets related to Orange bank activities are classified in the IAS 39 category of “loans and receivables”. They are initially recorded at fair value or its equivalent, which is, as a general rule, the net amount originally issued, and which should include the origination costs directly related to the transaction as well as the commissions received or paid, analyzed as an adjustment to the effective return on the loan.

The loans and receivables are subsequently valued at amortized cost, and interests, as well as transactions costs and commissions included in the initial value of the credits contributes to the net income for these transactions over the term of the credit, calculated on the basis of effective interest rate.

In accordance with IAS 39, loans and receivables are impaired when one or more evidences of depreciation have intervened after the recognition of these receivables. The receivables thus identified are then impaired on an individual basis or on a collective basis. Expected losses are accounted for as impairments, equal to the difference between the carrying amount of the loans (amortized cost) and the total of estimated future cash flows, discounted with the initial effective interest rate, or in the form of discounts for restructured loans due to default from customers.

Impairment is measured as the difference between the carrying value prior to impairment and the discounted value, at the initial rate of the receivable, of the components deemed to be recoverable (principal, interest, guarantees, etc.). The changes in the value of the loans impaired are recorded in the income statement under “Cost of risk” included in other operating expenses. When these changes in value are positive, reflecting a subsequent improvement, they are reversed in the income statement, within the same account.

The “Cost of risk” account dedicated to Orange Bank and part of the “other operating expenses”, corresponds to provisions and reversals related to banking risks (in particular, counterparty risks and operational risks).

15.1.2 Orange Bank financial assets

(in millions of euros)	December 31, 2016
	Non-current	Current	Total
Assets held to maturity	709	4	713
Assets available for sale (1)	740	5	745
Financial assets at fair value (2)	74	237	311
Total	1,523	246	1,769

(1) Debt securities only.

(2) Investments at fair value classified as current for 237 million euros and cash collateral paid for 74 million euros.

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(in millions of euros)	2016
Assets available for sale - opening balance	-
First integration of Orange Bank	1,018
Repayments and disposals, net	(268)
Change in fair value	(5)
Translation adjustment	-
Reclassifications and other items	-
Reclassification to assets held for sale	-
Assets available for sale - closing balance	745
(in millions of euros)	2016
Profit (loss) recognized in other comprehensive income during the period	(5)
Reclassification in net income during the period	-
Other comprehensive income related to Orange Bank	(5)

Accounting policies (relating to Orange Bank)

Assets available for sale

The assets available for sale include fixed income securities or variable income securities that do not fall within the definition of other categories of financial assets. They are recognized at fair value at inception and subsequently.

Temporary changes in value are recorded as “Gains (losses) on assets available for sale” within other comprehensive income.

The long term impairments associated with the assets available for sale are recorded under “Cost of risk” (within other operating expenses) when the assets are fixed rate securities, but they are recorded in “Net Gains (Loss) on financial assets available for sale” when the assets are floating-rate securities.

Assets held to maturity

This category includes fixed-rate securities that the bank intends to hold until their maturity. They must not be disposed of prior to maturity and they are accounted for at amortized cost.

Impairment is recognized on these securities as soon as there is an objective evidence of the existence of an event subsequent to the acquisition of the security that is likely to generate a measurable loss as a result of counterparty risk. Impairment is measured as the difference between the carrying value prior to impairment and the discounted value, with the initial rate, of the components deemed to be recoverable (principal, interest, guarantees, etc.). The changes in value thus impaired are recorded in the Income statement, under the “Cost of risk” account (within other operating expenses). When these changes in value are positive, reflecting a subsequent improvement, they are reversed in the income statement under “Cost of risk” within other operating expenses.

15.1.3 Debts related to Orange Bank operations

Debts related to Orange Bank operations are composed of payables to customers and debts with financial institutions.

(in millions of euros)	December 31, 2016
Current accounts	3,087
Passbooks and special savings accounts	672
Other	151
Total payables to customers	3,910
o/w non-current	64
o/w current	3,846
Term borrowings and advances	454
Total debts with financial institution	454
o/w non-current	454
o/w current	0
Total debts related to Orange Bank operations	4,364
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15.1.4 Derivatives of Orange Bank

Hedging derivatives

Orange Bank derivatives designated as hedge under IFRS at year-end 2016 involved the following interest rate swaps that qualify as fair value hedges:

- 70 million euros of notional hedging a portion of housing loans portfolio. These swaps mature in 2018 (for 60 million euros notional) and in 2021 (for 10 million euros notional). Their fair value as at December 31, 2016 is (4) million euros;

- 210 million euros of notional hedging a portfolio of inflation-indexed fungible Treasury bonds (Obligation Assimilable du Trésor or OATi), with the same amount and the same maturity in 2023. The fair value of those swaps as at December 31, 2016 is (49) million euros.

The ineffective portion related to those hedging strategies recognized in 2016 income statement is not material.

Trading Derivatives

- Orange Bank put into place a swap with a notional amount of 42 million euros maturing in 2019 to naturally hedge the issuance of a fixed-rate medium term negotiable bond (Bon à Moyen Terme Négociable, or BMTN). The hedging derivative reproduce the performance of the BMTN with a credit institution remunerated at a floating rate. The fair value of this derivative instrument at the end of 2016 is 12 million euros. The net effect of this hedging strategy on the 2016 income statement is not material;

- Orange Bank put into place interest rate swaps, as an economic hedge (not designated as hedge under IFRS) of fungible Treasury bonds (Obligation Assimilable du Trésor or OAT) for a total notional total amount of 142 million euros, maturing from 2019 to 2023 and with a total fair value as at December 31, 2016 of (11) million euros. The net effect related to these derivatives instruments on the 2016 income statement is less than 4 million euros.

15.2 Information on market risk management with respect to Orange Bank operations

“Orange Bank” operating segment has its own risk management system, in accordance with the French banking regulation. In terms of banking regulation, Orange Bank is under the supervision of the French Prudential Supervision and Resolution Authority (Autorité de contrôle prudentiel et de résolution, acronym ACPR) and must at all times comply with capital requirements in order to withstand the risks associated with its activities.

Orange Bank’s activities expose it to all of the risks defined by the order of November 3, 2014, relating to the internal control of companies in the sectors of banking, payment services and investment services subject to the control of the ACPR:

- Credit Risk: risk of loss incurred in the event of default of a counter party or counter parties considered as the same beneficiary;

- Market risk: risk of loss due to movements in market prices;

- Operational risk: risk resulting from an inadequacy or a failure due to procedures, staff, IT systems or to outside events, including events that are unlikely to occur but that would imply a risk of material loss. Operational risk includes risks of internal and external fraud;

- Interest rate risk: risk related to changes in interest rates on the on- balance sheet and off-balance sheet transactions, excluding, as applicable, transactions exposed to market risks;

- Liquidity risk: risk that the company would not be able to meet its commitments or not be able to unwind or offset a position due to the market situation;

- Inter-mediation risk on investment service providers: risk of default by a customer or a counterparty in the context of a financial instrument transaction in which the company provides a performance guarantee.

The size of the bank and its moderate risk profile led to a choice of standard methods regarding the application of Regulation No. 575/2013 of the European Parliament and Council on June 26, 2013.

Orange Bank does not intervene on complex products. For market operations, the strategy defines, on one hand, the limits implemented and controlled and, on the other hand, the quality of the authorized signatories. In addition, the Bank has defined and regularly tests its business continuity system. The Bank has also undertaken, as completely as possible, the identification and listing of its operational risks, for which it also follows occurrences.

Globally, risk management is an inherent part of the banking business. The risk policy of Orange Bank reflects the strategic development choices of its shareholders and their risk appetite. With regard to regulations, and in particular Titles IV and V of the Order of November 3, 2014, the Bank’s Executive Committee has set, upon recommendation of the Risk Management Division, a risk policy in particular regarding customers and risks, modalities and rules for offering credits and for delegations of authority.

Risk management is carried out through the analysis and monitoring of risks through necessary reporting to several committees: the Credit Committee (management of counterparty risk), Risks and Audit Committee (management of operational risks), ALM Committee (management of market risk and liquidity risk) and the Executive Committee. They recommend policy adjustments in light of their consideration of whole of the Bank’s risks and of changes in the economic and regulatory environment.

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15.2.1 Remaining term to maturity

The following table details the remaining term of Orange Bank’s financial assets and liabilities, calculated on the base of the contractual maturity dates:

- maturity-by-maturity for amortizable transactions;

- for roll-over loans, since renewals cannot be presumed, the renewal dates are taken to be the final maturity date;

- since derivatives are interest rate swaps, they are not subject to any exchange of notional and therefore are not distributed by maturity.

(in millions of euros)	Note	December 31, 2016	2017	2018	2019 to 2021	2022 and beyond
Loans and advances to customers	15.1.1	2,217	631	623	584	379
Loans and advances to credit institutions	15.1.1	874	871	-	-	3
Investments held to maturity	15.1.2	713	85	16	271	341
Assets available for sale	15.1.2	745	119	97	218	311
Investments at fair value	15.1.2	237	155	82	-	-
Other financial assets		86 (1)	74	-	-	-
Total financial assets		4,872	1,935	818	1,073	1,034
Payables to customers	15.1.3	3,910	3,910	-	-	-
Debts with credit institutions	15.1.3	454	-	-	433	20
Commercial papers		143	143	-	-	-
Other financial liabilities		94 (2)	-	-	-	27
Total financial liabilities		4,601	4,053	-	433	47

(1) Including the bank cash collateral paid for 74 million euros and derivatives assets for 12 million euros.

(2) Including derivatives liabilities for 67 million euros and loan from Orange Group to Orange Bank for 27 million euros.

15.2.2 Fair value of financial assets and liabilities of Orange Bank

(in millions of euros)	Classification under IAS 39 (1)	December 31, 2016
		Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Loans and advances	L&R	3,091	3,091	-	3,091	-
Financial assets, excluding derivatives		1,769	1,713	1,251	389	74
Assets held to maturity	HTM	713	658	592	66	-
Assets available for sale	AFS	745	745	659	86	-
Investments at fair value	FVR	237	237	-	237	-
Other	L&R	74	74	-	-	74
Cash and cash equivalent		89	89	89	-	-
Trade payables	LAC	52	52	-	52	-
Debts related to Orange Bank operations	LAC	4,364	4,364	-	4,364	-
Financial liabilities, excluding derivatives	LAC	170	170	-	170	-
Derivatives, net amount (2)		55	55	-	-	55

(1) ”HTM” stands for “held to maturity”, “AFS “ stands for “available for sale”, “L&R” stands for “loans and receivables”, “FVR” stands for “fair value through P&L”, “LAC” stands for “liabilities at amortized costs”.

(2) IAS 39 classification for derivatives instruments depends on their hedging designation.

15.3 Orange Bank’s unrecognized contractual commitments

At December 31, 2016, Orange is not aware of having entered into any commitment involving Orange Bank, an entity controlled by the Group, that may have a material effect on its current or future financial position, other than the commitments described in this Note.

(in millions of euros)	2016
Property lease commitments	35
Guarantees granted to third parties	21
Financing commitments	562
Total	618
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Assets covered by commitments

(in millions of euros)	2016
Assets given in guarantee (1)	1,365
Total	1,365

(1) Mainly financial assets given in guarantee by Orange Bank to financial institutions to cover bank borrowings for 1.3 billion of euros.

Note 16 Litigation

This note presents all of the significant disputes in which the Group is involved with the exception of liabilities relating to disputes between Orange and the tax or social administrations in relation to operational or income taxes or social contributions. These disputes are described, respectively, in Notes 9.2 and 6.2.

As at December 31, 2016, the provisions for risks recorded by the Group for all the disputes (except those presented in Notes 9.2 and 6.2) amounted to 537 million euros (versus 528 million euros at December 31, 2015 and 491 million euros at December 31, 2014). As a rule, Orange believes that any disclosure on a case-by-case basis could seriously harm the Group’s position, but provides details of the provisions recorded by categories of litigation as reflected below. The balance and overall movements on provisions are presented in Note 5.7.

(in millions of euros)	Note	December 31, 2016	December 31, 2015	December 31, 2014
France Litigations (1)	16.1	301	299 (2)	290
Spain Litigations	16.2	34	45	20
Poland Litigations	16.2	165	158	154
Other entities Litigations		37	26	27
Total		537	528	491

(1) Includes provisions affecting France, Enterprise and International Carriers & Shared Services.

(2) Does not include 350 million euros corresponding to the fine pronounced by the French Competition Authority on December 17th, 2015 in the litigation related to the B-to-B Market, which were reclassified on December 31st, 2015 as debt to be paid, and were paid on 2016.

A number of claims have been made against Orange by competitors for alleged anti-competitive behavior, for which the claimants generally seek a cease order and a sanction. If the claims are upheld, Orange may also be ordered to pay fines that in theory can reach up to 10% of the Group’s revenues. Competitors may also claim damages in civil or commercial proceedings for the harm they consider they have suffered because of these practices.

The proceedings that could significantly impact Orange’s financial position are described below.

16.1 Litigation in France

Litigation related to competition law

Mobile services

- In parallel with the judicial inquiry for which on December 17, 2015 a final verdict was reached by the French Competition Authority fining Orange 350 million euros for having implemented four anti-competitive practices in the B-to-B market and imposing injunctions to immediately restore competition in the market, SFR brought an action on June 18, 2015, for damages suffered because of Orange’s practices. After at first provisionally estimating its damages at 512 million euros, SFR raised its claim in April 2016 to 2.4 billion euros. This increase does not alter Orange’s assessment of the risk in this dispute. Given the decision of December 17, 2015, the Group believes this claim represents a risk, provided that any right for SFR to be indemnified remains subject to SFR proving that it suffered actual damage as a result of the sanctioned practices. In the wake of this decision, Verizon and BT Group also brought actions against Orange before the Paris Commercial Court for damages. They claim 215 million euros and 150 million euros respectively. Verizon and BT Group have offered no justification for the size of these claims, in particular in view of their actual business activities in France.

- On May 19, 2016, the Paris Court of Appeal upheld the scope of the practices addressed by the December 13, 2012 decision by the French Competition Authority, which had imposed a fine of 117 million euros against Orange SA and 66 million euros against SFR for having implemented, as part of their abundance offers launched in 2005, excessive price discrimination between calls made within their own networks and calls made to competitor networks, but reduced the fines by 20% on the grounds that the practice had never been previously identified by the Authority. The French Competition Authority reimbursed Orange 23 million euros in June 2016. Since the parameters sanctioning the practice were not called into question by the Court of Appeal, Orange filed an appeal with the French Supreme Court.

Following the decision of the French Competition Authority, in June 2013 Oméa Telecom (Virgin Mobile and Tele2 Mobile), Euro-Information Telecom (NRJ Mobile) and Outremer Telecom each brought an action against Orange before the Commercial Court of Paris for losses allegedly suffered because of the sanctioned practices. On November 3, 2016 the Commercial Court officially acknowledged the withdrawal of Oméa Telecom. Euro-Information Telecom and Outremer Telecom provisionally claim 39 million euros in total. Nevertheless, to date their claims remain completely unsupported by any demonstration of a causal link. Orange is thus not in a position to assess the risk relating to these procedures.

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- Concurrently to their complaints filed with the French Competition Council, regarding practices of Orange in the mobile and fixed-to-mobile markets in the French Caribbean and in French Guyana, for which Orange was definitively ordered to pay a fine of 60 million euros, Digicel and Outremer Telecom initiated before the Commercial Court of Paris respectively in March 2009 and October 2010, legal actions for alleged damages stemming from these practices, in an amount which Digicel assessed at 494 million euros and Outremer Telecom at 75 million euros. On March 16, 2015, the Paris Commercial Court ordered Orange to pay 8 million euros to Outremer Telecom. Orange paid this amount and appealed the decision. Given this decision, the Group believes Digicel’s claim represents a risk for which a judicial decision is now expected at the end of the first quarter of 2017.

Fixed-line services

- In 2010, the Numericable group initiated proceedings before the Commercial Court of Paris and before the Court of Arbitration of the International Chamber of Commerce of Paris (ICC), aimed at compensating damage that would amount to nearly 3.1 billion euros, caused by an alleged de facto termination of the agreements signed with Orange at the time of the sale of its cable networks, for the use of Orange’s civil engineering installations. On February 25, 2013, the ICC definitively rejected all claims amounting to 542 million euros with respect to the 2004 use agreements; and on June 20, 2014, the Paris Court of Appeal upheld the judgment dismissing all Numericable’s claims amounting to 2,583 million euros with respect to the 1999 and 2001 use agreements. Furthermore, the Court acknowledged the abusive nature of Numericable’s action. However, on February 2, 2016, the French Supreme Court canceled the Court of Appeal’s decision for having considered that the ICC’s award in favor of Orange could be invoked against Numericable when the case submitted to the Court of Appeal involved different agreements. Numericable has filed with the Paris Court of Appeal, which is due to review the matter.

- On February 3, 2010, SFR, then, on November 10, 2010, Verizon, summoned Orange SA to appear before the Paris Commercial Court demanding the reimbursement of alleged overpayments on interconnection services provided by Orange, the price of which allegedly did not reflect their cost. On June 18 and 25, 2013, the Paris Commercial Court dismissed their claims but ordered Orange to pay Verizon 500,000 euros with respect to services provided in 2008. Orange paid this amount in 2013. SFR and Verizon filed appeals against these decisions and claim respectively 49 million euros for interconnection services in 2006 and 2007 and 41 million euros for wholesale access or interconnection services from 2006 to 2008. On December 4, 2015, the Paris Court of Appeal dismissed all of SFR’s claims and confirmed the first instance court’s decision. On March 11, 2016, SFR filed an appeal before the French Supreme Court. The decision of the Court of Appeal in the Verizon trial is expected in the first quarter of 2017.

In June 2013, Colt, British Telecom France and Completel brought actions against Orange SA before the Paris Commercial Court on the same grounds as Verizon. The three operators’ claims provisionally amount to a total of 27 million euros, though that of Completel has still not been quantified. On October 27, 2015, the Court ruled on the Colt claims amounting to 14 million euros that Orange had breached its pricing obligations, and ordered Orange to pay Colt 2.4 million euros. Orange paid this amount and appealed the decision, which has already been contradicted by the Court of Appeal in the SFR case.

- On April 24, 2012, SFR brought an action against Orange SA before the Commercial Court of Paris denouncing its retail offers for the secondary residences market and claiming 218 million euros for the loss allegedly suffered. On February 12, 2014, the Court held that Orange SA had abused its dominant position and ordered it to pay 51 million euros in damages to SFR. On October 8, 2014 the Paris Court of Appeal nullified this decision, ruling inter alia that SFR had not established the existence of a relevant market limited to secondary residences; but in a ruling of April 12, 2016 the French Supreme Court reversed the ruling of the Court of Appeal, on the grounds that the court had not sufficiently defined the markets. Following that decision, Orange had to pay 53 million euros to SFR pursuant to the first instance court’s judgment. The Paris Court of Appeal is due to review the matter.

- On June 30, 2016, Orange and Altitude Infrastructure settled the dispute between them concerning Orange’s wholesale offers to operators in the market for the services leading to the reduction of zones in local communities not yet covered by a broadband network. Altitude Infrastructure consequently dropped its suit for damages in the Commercial Court of Paris and withdrew its complaint before the French Competition Authority. SFR, which had also filed with the French Competition Authority, withdrew its complaint as well.

- In October 2014, Colt lodged a complaint with the French Competition Authority objecting to abusive pricing practices by Orange on the fixed-line B-to-B market in France. The French Competition Authority did not join this complaint with the SFR proceedings on which it ruled on December 17, 2015. In parallel, Colt brought an action against Orange SA before the Commercial Court of Paris on December 18, 2014 for damages allegedly suffered since 2007 without yet assessing their amount. The judicial investigation by the French Competition Authority has not yet occurred, and so Orange is not yet able to identify whatever risk there may be in connection with these proceedings.

Other proceedings

- On June 27, 2012, the Paris Court of Appeal confirmed the rejection of all claims by Lectiel (and its lessee from 1998 to 2002, Groupadress) aiming at the recognition of a prejudice valued at a minimum of 376 million euros, then reassessed at 551 million euros, allegedly resulting from Orange’s refusal to deliver its directory database together with daily updates free of charge. The Court had to determine whether Orange’s anti-competitive practices, as established by final judgment before 1999, had caused a prejudice to Lectiel. The Court had held that the claimant could not demonstrate any prejudice as it had unlawfully downloaded Orange’s data during the full period in consideration. Nevertheless, on June 3, 2014, the French Supreme Court partially reversed the decision of the Paris Court of Appeal for the second time and again asked the latter to determine whether Orange’s anti-competitive practices had caused damages to Lectiel. Before the new Court of Appeal, Lectiel increased its claim to 4.7 billion euros without any justification. On May 27, 2015, the Paris Court of Appeal ruled that Orange’s practices constitute civil faults that give rise to compensation and appointed an expert with the limited mission of assessing the amount of damages possibly suffered by Lectiel on the sole market segment of direct marketing and during the period from 1991 to 1998 only. The expert’s mission is ongoing and should result in a decision from the Court of Appeal during the course of 2017. In addition, on July 27, 2015, Orange filed an appeal against the decision of May 27, 2015 with the French Supreme Court. Orange believes it does not incur a significant risk in connection with this procedure.

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16.2 Litigation in Europe

Spain

- On December 20, 2012, following the conclusion of a sanction procedure against Telefónica, Vodafone and Orange Espagne, the Spanish Market and Competition Commission (CNMC) ordered the three operators to pay a fine of 120 million euros, including 30 million euros for Orange Espagne, for abuse of their dominant position in the call origination and termination market between 2000 and 2009 by setting abnormally high rates for text messaging. On May 24, 2013, Orange obtained a provisional stay of this decision and filed two appeals with the Spanish courts. On May 22, 2015, the Spanish Supreme Court rejected the appeal relating to the protection of Orange’s fundamental rights. Orange appealed this decision before the Constitutional Court. The outcome of this proceeding has no impact on the ordinary appeal proceeding, which is still pending before the Court of Appeal whose decision is now expected during the first half of 2017.

- On March 11, 2014 at the conclusion of the judicial investigation of the complaint brought by British Telecom against the practices of Orange, Telefónica and Vodafone in the wholesale markets of the Spanish mobile phone segment, the CNMC considered that the MVNOs were able to replicate the retail offers of these operators and rejected the complaint. British Telecom lodged an appeal against the decision.

Poland

- On December 17, 2015 the General Court of the European Union upheld in its entirety the decision of the European Commission of June 22, 2011 that imposed a fine of 128 million euros on Orange Polska for abusing its dominant position in the wholesale market for broadband Internet access in Poland by employing practices intended to prevent effective access to the market by alternative operators. Orange Polska has filed an appeal with the Court of Justice of the European Union, whose ruling may be issued in 2017.

- In 2011, the Polish Competition Authority (UOKiK) sanctioned the four major Polish mobile operators, including Orange Polska, for collusion to delay the development of new services in the mobile television market. This sanction was nullified by the Court for the protection of competition and consumers. UOKiK appealed and the decision of the Court of Appeal is expected in March 2017. On November 26, 2016 the company Magna Polonia brought suit jointly and severally against the operators in the Warsaw Commercial Court and claimed 618 million zlotys (140 million euros) for the damages it allegedly sustained due to these practices.

- On March 18, 2013, the UOKiK opened an investigation on the country’s three main mobile operators, including Orange Polska, for abuse of a dominant position in relation with the retail rates imposed by these three operators on the calls made to the network of P4. UOKiK, which extended the time of its investigation, may render its decision in 2017. At this stage of the procedure, Orange is not in a position to assess the risks relating to this investigation. In addition, in 2015 P4 issued two claims for damages for a total amount of 574 million zlotys (130 million euros) against the three operators jointly, with the aim of indemnifying the loss allegedly suffered in relation to the contested pricing practices.

Romania

- On February 15, 2011, pursuant to an investigation on the interconnection market (fixed-mobile call terminations) and on the rates of mobile prepaid services, the Romanian Competition Council imposed a fine of 35 million euros on Orange Romania for abuse of a dominant position in refusing to conclude an interconnection agreement with Netmaster. In summary proceedings, Orange Romania was granted suspension of the enforcement of the decision, and appealed the decision on the merits. In compliance with local rules and in view of the introduction of the appeal, 30% of the amount of the fine was deposited into an escrow account. On June 11, 2013, the Bucharest Court of Appeal upheld Orange Romania’s claims and canceled the fine imposed by the Competition Council; however, on June 3, 2014, the Romanian Supreme Court reversed the Court of Appeal’s decision for not having conducted a proper analysis of the facts characterizing an abuse of a dominant position. The case was remanded to the Bucharest Court of Appeal, which ordered that an expert’s report be obtained. The experts have not yet turned in their report, and the decision of the Court of Appeal is therefore still awaited.

- On March 29, 2016 investigators from the Romanian Competition Council made an investigation at the headquarters of Orange Romania, which they suspected of discriminatory practices in the mobile payment and advertising markets. At this stage, Orange is not in a position to assess the risks relating to this investigation.

16.3 Litigation in the Middle East and Africa

- In September 2008 and December 2009, the Egyptian Telecoms Regulatory Authority (NTRA), following a complaint filed by Telecom Egypt (TE), issued two decrees imposing interconnection rates different from those set in the bilateral agreements between TE and Orange Egypt. In June 2010, the administrative courts granted Orange Egypt a stay of execution of these decrees until the issuance of a decision on the merits of the case. However, on June 21, 2016, the Administrative Court of Cairo ruled that the decrees from NTRA were valid. In August 2016, Orange Egypt filed an appeal with the Administrative Court of the Egyptian State Council. This appeal is not suspensive.

16.4 Litigation related to banking activities

- Orange Bank is the object of two historic lawsuits whereby the plaintiffs claim in total about 350 million euros in financial damages that they allege to have suffered. As Orange Bank believes these claims to be without merit and is contesting them strongly, the Group has recognized no financial liability with the exception of a provision covering the bank’s legal expenses for defense.

16.5 Other Group litigation

State aids

- On November 30, 2016 the Court of Justice of the European Union (CJEU) rejected the appeal by the European Commission against the ruling of the General Court of the European Union (GCEU) of July 2, 2015, which upheld that the statements by the French government of December 4, 2002 to the effect that it was ready to move up its equity investment alongside the private shareholders in Orange SA through a shareholder loan, did not constitute State aid. The matter is definitively closed.

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- On October 26, 2016, the CJEU rejected the appeal against Orange of the CEU ruling of February 26, 2015 upholding the December 20, 2011 decision of the European Commission which held that the method of funding the retirement of French State employees seconded to Orange constituted State aid. This ruling creates no further impact on Orange since a new way of calculating the pension contributions was established by the French Finance Act of 2012, subsequent to the Commission’s decision. This matter is definitively closed.

Other than proceedings that may be initiated in respect of tax audits (see Note 9.2), there are no other administrative, legal or arbitration proceedings, including any proceedings that are pending, suspended or threatened, of which Orange is aware of, which may have or have had in the last 12 months a material impact on the Company’s and/or Group’s financial position or profitability.

Note 17 Subsequent events

None.

Note 18 Main consolidated entities

At December 31, 2016, the scope of consolidation includes 380 entities.

The main changes in the scope of consolidation for the year ended December 31, 2016 are set out in Note 3.

As regards subsidiaries with minority interests:

- Orange Polska’s financial data are presented in segment information and its financial statements are published with the Warsaw Stock Exchange, Orange Polska being quoted;

- financial statements for the Sonatel Group, Jordan Telecom Group, Orange Belgium and Orange Egypt for Telecommunications are respectively published with the Regional Stock Exchange (BRVM), Amman Stock Exchange, Brussels Stock Exchange and Cairo Stock Exchange, those companies being quoted;

- the others subsidiaries are not significant compared to Orange’s financial data. Consequently, financial information is not presented for these subsidiaries in the notes to Orange’s consolidated financial statements.

In accordance with ANC recommendation 2016-01, the practical instructions for consulting the list of the companies included in the scope of consolidation, the companies left out of the scope of consolidation and the non-consolidated equity investments will be put into the Organization Chart section of the 2016 Registration Document.

The list of the principal operating entities shown below was primarily determined based on their contributions to the following financial indicators: revenue and reported EBITDA.

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Company		Country
Orange SA	Parent company	France
Main consolidated entities
France segment	% Interest	Country
Orange SA - Business Unit France	100.00	France
Orange Caraïbe	100.00	France
Générale de Téléphone	100.00	France
Spain Segment	% Interest	Country
Orange Espagne	100.00	Spain
Poland Segment	% Interest	Country
Orange Polska and its subsidiaries	50.67	Poland
Belgium and Luxembourg Segment	% Interest	Country
Orange Belgium	52.91	Belgium
Orange Communications Luxembourg	52.91	Luxembourg
Central European Countries Segment	% Interest	Country
Orange Moldova	94.42	Moldova
Orange Romania	99.20	Romania
Orange Slovensko	100.00	Slovakia
Africa & Middle East Segment	% Interest	Country
Orange Cameroun	94.40	Cameroon
Orange Côte d’Ivoire	72.87	Côte d’Ivoire
Orange Egypt for Telecommunications and its subsidiaries	98.92	Egypt
Orange Guinée (1)	38.17	Guinea
Orange Bissau (1)	38.10	Guinea-Bissau
Jordan Telecom and its subsidiaries	51.00	Jordan
Orange Mali (1)	29.65	Mali
Médi Telecom	49.00	Morocco
Orange RDC	100.00	Democratic Republic of the Congo
Sonatel (1)	42.33	Senegal
Sonatel Mobiles (1)	42.33	Senegal
Enterprise Segment	% Interest	Country
Orange SA - Business Unit Entreprise	100.00	France
GlobeCast Holding and its subsidiaries	100.00	France
Network Related Services and its subsidiaries	100.00	France
Orange Business Services Participations and its subsidiaries	100.00	United Kingdom
International Carriers & Share Services Segment	% Interest	Country
Orange SA - Business Unit OI&SP	100.00	France
FT IMMO H and its subsidiaries	100.00	France
FT Marine and its subsidiaries	100.00	France
Orange Studio and its subsidiaries	100.00	France
OCS	66.67	France
Orange Brand Services Ltd	100.00	United Kingdom
Orange Bank Segment	% Interest	Country
Orange Bank	65.00	France

(1) Orange SA controls Sonatel and its subsidiaries, which are fully consolidated, under the terms of the shareholders’ agreement as supplemented by the Strategic Committee Charter dated July 13, 2005. Orange SA owns and controls 100% de FCR, which owns and controls 42.33% of Sonatel Group.

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Note 19 Fees paid to statutory auditors

As required by Decree no. 2008-1487 of December 30, 2008, the following table shows the amount of fees of the auditors of the parent company and their partner firms included in the consolidated income statement for the year for the fully consolidated subsidiaries.

(in millions of euros)		Audit and related services					Other services	Total
		Statutory audit fees, certification, auditing of the accounts		Services required by the law		Sub-total
		o/w issuer		o/w issuer
EY
2016		9.2	4.9	0.1	0.0	9.3	0.6	9.9
	%	93%	49%	1%	0%	94%	6%	100%
KPMG
2016		9.2	5.4	0.5	0.2	9.7	0.1	9.8
	%	94%	55%	5%	2%	99%	1%	100%

The services provided in 2016 by the statutory auditors were authorized pursuant to the following rules:

- prior to the date that the European regulation on audit reform went into effect: rules adopted by the Audit Committee in 2003 and updated in October 2013;

- since the date that the European regulation on audit reform went into effect: rules adopted by the Audit Committee in 2003 and updated in October 2016.

(in millions of euros)		Audit					Other services rendered by auditors’ networks to fully-consolidated subsi
		Statutory audit fees, certification, auditing of the accounts		Ancillary assignments and services directly linked to the statutory auditors’ mission		Sub-total
		o/w issuer		o/w issuer
								Total
EY
2015		9.3	4.9	0.5	0.1	9.8	0.5	10.3
	%	91%	48%	5%	1%	95%	5%	100%
2014		14.2	7.3	0.3	0.1	14.5	0.4	14.9
	%	95%	49%	2%	1%	97%	3%	100%
KPMG
2015		8.7	5.4	0.4	0.2	9.1	0.0	9.1
	%	96%	59%	5%	2%	100%	0%	100%
Deloitte
2014	12.4	7.6	0.2	0.1	12.6	0.3	12.9
	%	96%	59%	2%	1%	98%	2%	100%

The services provided by the statutory auditors in 2015 and 2014 were approved, in accordance with approval rules adopted by the Audit Committee in 2003 and updated in October 2013.

During the years 2016, 2015 and 2014, no tax services were rendered to the Group by the networks of the statutory auditors of the parent company.

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4.1.2    Critical accounting policies and estimates

In accordance with European regulation No. 1606/2002 of July 19, 2002, the consolidated financial statements for the 2016 fiscal year were prepared in compliance with the International Financial Reporting Standards (IFRS) as endorsed by the European Union. Comparative figures are presented for the 2015 and 2014 fiscal years which were prepared on the same basis.

For the reported periods, the accounting standards and interpretations endorsed by the European Union are similar to the compulsory standards and interpretations published by the International Accounting Standards Board (IASB) with the exception of the carve-out of IAS 39 together with the standards and interpretations currently being endorsed, which have no effect on the Group accounts. Consequently, the Group financial statements are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

Basis of preparation

Although IFRS as issued by the IASB constitute a full set of accounting principles, it should nevertheless be noted that reported performance and comparability among companies reporting under IFRS can be affected by the following items:

- exemptions under IFRS 1 to the retrospective application of IFRS when transitioning from previous local GAAPs to IFRS, such as electing not to restate business combinations prior to the transition date, recognition in equity of actuarial gains and losses on employee benefits measured at the transition date, transfer of all cumulative translation differences to other comprehensive income at the transition date;

- alternatives allowed by various IFRS standards, such as: for each business combination since 2010, the measurement of the non-controlling interest in the acquiree either at fair value (full goodwill method) or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets (goodwill only attributable to the controlling interest acquired);

- IFRS do not have a specific standard or interpretation for the accounting of commitments to purchase non-controlling interests, mainly with respect to the accounting for the subsequent remeasurement of the carrying amount of the related financial liability. In such circumstances, the Group - like other preparers - has to define its own accounting policy in accordance with paragraphs 10 to 12 of IAS 8 until the issuance of new standards and interpretations by the IASB or the IFRS IC;

- IFRS does not provide for detailed guidance as to the form and content of the consolidated income statement but does include a standard on financial statements presentation.

The Group’s reported financial condition and results of operations are thus sensitive to the selection and application of the accounting policies and the judgment and other uncertainties affecting the application of those policies.

Note 2.2 Basis of preparation of the 2016 consolidated financial statements and the accounting policies integrated in each Note to the consolidated financial statements describe in more detail the basis of preparation of the consolidated financial statements.

Use of estimates and judgment

The Group’s reported financial condition and results of operations are also sensitive to judgment, assumptions and uncertainties underlying the estimates made. These estimates may be revised if the underlying circumstances evolve or in light of new information or experience. Consequently, estimates made as of December 31, 2016 may be changed subsequently.

Note 2.5 Use of estimates and judgment of the consolidated financial statements describes in more detail the items that are the most affected by judgment, assumptions and uncertainties and refers to the notes which detail these judgment, assumptions and uncertainties and which provide some disclosures (if any) about the sensitivity underlying these estimates.

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4.2  Statutory Auditors’ Report on the consolidated financial statements
This is a free translation into English of the statutory auditors’ report on the consolidated financial statements issued in French and it is provided solely for the convenience of English-speaking users. The statutory auditors’ report includes information specifically required by French law in such reports, whether modified or not. This information is presented below the audit opinion on the consolidated financial statements and includes an explanatory paragraph discussing the auditors’ assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account balances, transactions or disclosures. This report also includes information relating to the specific verification of information given in the group’s management report. This report should be read in conjunction with and construed in accordance with French law and professional auditing standards applicable in France.

Year ended December 31, 2016

To the Shareholders,

In compliance with the assignment entrusted to us by your annual general meeting, we hereby report to you, for the year ended December 31, 2016, on:

- the audit of the accompanying consolidated financial statements of Orange S.A.;

- the justification of our assessments;

- the specific verification required by law.

These consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these consolidated financial statements based on our audit.

I. Opinion on the financial statements

We conducted our audit in accordance with professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit involves performing procedures, using sampling techniques or other methods of selection, to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made, as well as the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and of the financial position of the group as at December 31, 2016 and of the results of its operations for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

II. Justification of our assessments

In accordance with the requirements of Article L. 823-9 of the French Commercial Code (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:

As described in note 1.4 to the consolidated financial statements, management of Orange S.A. makes assumptions and estimates that may affect several items recorded in the financial statements. This note also states that estimates made as at December 31, 2016 may subsequently be changed if the underlying circumstances evolve or in the light of new information or experience. In the context of our audit of the consolidated financial statements, we have considered that, among the accounts that are subject to significant accounting estimates for which our assessments may be explained, are those relating to goodwill, other intangible assets, deferred tax assets, provisions related to litigations and the presentation of Orange Bank’s activities in the consolidated financial statements.

We have notably:

- with respect to goodwill and other intangible assets, assessed the data and the assumptions on which management’s estimates are based, and more specifically cash flow projections prepared by operational management, as described in note 7.3 to the consolidated financial statements. We have also reviewed the calculations made by Orange S.A. and the sensitivity of the main recoverable values presented in note 7.4 to the consolidated financial statements, compared accounting estimates made for prior periods with actual results, and reviewed management’s approval procedures for these estimates;

- with respect to deferred tax assets recognized in respect of tax losses carried forward, verified that the recognition criteria were met and assessed the assumptions underlying the taxable income forecasts and the resulting consumption of tax losses carried forward. We have also ensured that note 9 to the consolidated financial statements provides an appropriate disclosure;

- with respect to litigations, assessed the basis upon which Orange S.A.’s positions are based, including review of estimates for provisions accounted for. We have also reviewed the disclosures relating to risks and litigations in notes 9.2 and 16 to the consolidated financial statements and examined management’s approval procedures for these estimates;

- with respect to the presentation of Orange Bank’s activities, assessed assumptions made by Orange S.A. to disclose the contributions of telecommunications and Orange Bank’s activities to the Orange group’s assets and liabilities, as described in note 1.7 to the consolidated financial statements. We have also reviewed the information disclosed in notes 12 and 15 to the consolidated financial statements.

These assessments were made as part of our audit of the consolidated financial statements taken as a whole, and therefore contributed to the opinion we formed which is expressed in the first part of this report.

III. Specific verification

As required by law, we have also verified, in accordance with professional standards applicable in France, the information presented in the group’s Management Report.

We have no matters to report as to its fair presentation and its consistency with the consolidated financial statements.

Paris-La Défense, February 23, 2017 The statutory auditors French original signed by

KPMG SA Marie Guillemot	Ernst & Young Audit Charles-Emmanuel Chosson
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Section 4.3 index

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4.3  Analysis of the Group’s financial
position and earnings

This section contains forward-looking statements about Orange. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are detailed in Section 2.4 Risk factors. See also the section on Forward-looking statements at the beginning of the Registration Document.

The following comments are based on the consolidated financial statements prepared in accordance with IFRS (International Financial Reporting Standards, see Note 2 to the consolidated financial statements). Adjusted EBITDA, reported EBITDA, CAPEX, net financial debt, the ratio of net financial debt to adjusted EBITDA of telecom acivities and data on a comparable basis are financial aggregates not defined by IFRS. For further information on the calculation of these aggregates and the reasons why the Orange group uses them and considers them useful for readers, see Sections 4.3.5 Financial aggregates not defined by IFRS and Section 8 Financial glossary.

Following the acquisition of Groupama Banque (see Section 4.3.1.3 Significant events) and to ensure the comprehensibility of the financial statements and the individual performance of the telecom acivities, the Group now splits out the telecom acivities and the Orange Bank activities (see Notes 1 and 2.3 to the consolidated financial statements).

The transition from data on a historical basis to data on a comparable basis for the 2015 and 2014 fiscal years is set out in Section 4.3.5.1 Data on a comparable basis.

Unless otherwise specified, segment information presented in the following sections is understood to be prior to elimination of inter-segment transactions.

The changes presented in the following sections are calculated based on data in thousands of euros, although displayed in millions of euros.

4.3.1    Overview

4.3.1.1   Financial data and workforce information

Operating data

(at December 31, in millions of euros)	2016	2015	2015	Var. (in %)	Var. (in %)	2014
		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Revenues (2)	40,918	40,669	40,236	0.6%	1.7%	39,445
Adjusted EBITDA (1)	12,682	12,524	12,418	1.3%	2.1%	12,158
Telecom acivities	12,694	12,530	12,418	1.3%	2.2%	12,158
Adjusted EBITDA/ Revenues of telecom acivities	31.0%	30.8%	30.9%			30.8%
Orange Bank activities	(12)	(6)	-	(86.0)%	-	-
Reported EBITDA (1)	11,719	11,319	11,277	3.5%	3.9%	11,112
Telecom acivities	11,731	11,325	11,277	3.6%	4.0%	11,112
Orange Bank activities	(12)	(6)	-	(86.0)%	-	-
Operating income	4,077		4,742		(14.0)%	4,571
Telecom acivities	3,992		4,742		(15.8)%	4,571
Orange Bank activities	85		-		-	-
CAPEX (1)	6,971	6,769	6,486	3.0%	7.5%	5,636
Telecom acivities	6,956	6,769	6,486	2.8%	7.2%	5,636
CAPEX/Revenues of telecom acivities	17.0%	16.6%	16.1%			14.3%
Orange Bank activities	15	-	-	-	-	-
Telecommunications licenses	1,521	1,331	1,285	14.3%	18.4%	475
Investments financed through finance leases	91	54	43	70.9%	112.9%	87
Average number of employees (full-time equivalents) (3)	141,257	146,268	144,499	(3.4)%	(2.2)%	151,638
Number of employees (active employees at end of period) (3)	155,202	156,997	156,191	(1.1)%	(0.6)%	156,233

(1) See Section 4.3.5 Financial aggregates not defined by IFRS and Section 8 Financial glossary.

(2) Revenues of telecom acivities. The Net Banking Income (NBI) of Orange Bank is recognized in other operating income (see Note 4.2 to the consolidated financial statements).

(3) See Section 8 Financial glossary.

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Net income

(at December 31, in millions of euros)	2016	2015	2014
		data on a historical basis	data on a historical basis
Operating income	4,077	4,742	4,571
Finance costs, net	(2,097)	(1,583)	(1,638)
Income tax	(970)	(649)	(1,573)
Consolidated net income of continuing operations	1,010	2,510	1,360
Consolidated net income of discontinued operations (1)	2,253	448	(135)
Consolidated net income	3,263	2,958	1,225
Net income attributable to owners of the parent company	2,935	2,652	925
Non-controlling interests	328	306	300

(1) Relating to EE (see Section 4.3.1.3 Significant events).

Net financial debt

(at December 31, in millions of euros)	2016	2015	2014
		data on a historical basis	data on a historical basis
Net financial debt (1)	24,444	26,552	26,090

(1) See Section 4.3.5 Financial aggregates not defined by IFRS, Section 8 Financial glossary and Note 11.3 to the consolidated financial statements. Net financial debt as defined and used by Orange does not incorporate the Orange Bank activities for which this concept is not relevant.

For further information on the risks relating to the Orange group’s financial debt, see Section 2.4.3 Financial risks.

4.3.1.2   Summary of 2016 results

Commercial activities remained strong throughout 2016, underpinned by fiber optic and retail convergence offers. Fiber optic had a total of 3.3 million customers at December 31, 2016 (up 75% year-on-year) while retail convergence offers had 9.2 million customers (up 10% year-on-year). In addition, growth in mobile contract customers (excluding Machine to Machine) remained strong, with an 8.4% year-on-year increase in the number of customers, on a comparable basis. The number of 4G customers in Europe rose 58% year-on-year to 28.1 million customers at December 31, 2016. In Africa & Middle-East, Orange Money had 28.9 million customers at the same date.

Revenues totaled 40,918 million euros in 2016, up 1.7% on 2015 on a historical basis. On a comparable basis, revenues were up 0.6% between 2015 and 2016, after a 0.1% fall between 2014 and 2015, and a 2.5% fall between 2013 and 2014. The trend continues to improve. On a comparable basis, revenues from fixed broadband services were up 5.2%, driven by fiber optic and content in France and Spain, significantly offsetting the downward trend in revenues from traditional telephony. Revenues from mobile services rose 0.3%, despite the decline in national roaming revenues in France and the lowering of roaming tariffs in Europe.

Adjusted EBITDA amounted to 12,682 million euros in 2016, up 2.1% on a historical basis, and up 1.3% on a comparable basis (158 million euros) on 2015, in line with the target of a higher adjusted EBITDA in 2016 compared with 2015. The adjusted EBITDA of telecom acivities (12,694 million euros) rose 1.3% (164 million euros). The ratio of adjusted EBITDA of telecom acivities to revenues was 31.0% in 2016, up 0.1 percentage points on a historical basis and 0.2 percentage points on a comparable basis compared with 2015.

Reported EBITDA amounted to 11,719 million euros in 2016, up 3.9% (442 million euros) on 2015 on a historical basis, primarily due to the increase in adjusted EBITDA and the counter-effect of the recognition, in 2015, of a large expense for significant litigations, partially offset by the higher restructuring and integration costs.

Operating income amounted to 4,077 million euros in 2016, down 665 million euros on 2015 on a historical basis. This decline was mainly due to i) the recognition, in 2016, of impairment loss of goodwill of 772 million euros and impairment loss of fixed assets of 207 million euros, primarily connected with Poland, Egypt, the Democratic Republic of the Congo and Cameroon, and ii) the increase in depreciation and amortization largely related to changes in the scope of consolidation, iii) partially offset by the increase in reported EBITDA.

Consolidated net income amounted to 3,263 million euros in 2016, up 305 million euros on 2015. This increase was due to higher consolidated net income of discontinued operations, relating to EE (see Section 4.3.1.3 Significant events), partially offset by the decline in operating income, the higher net finance costs due to the impairment of the interest in BT Group, and the higher income tax expense.

CAPEX totaled 6,971 million euros in 2016, up 7.5% on a historical basis and 3.0% on a comparable basis, compared with 2015. The ratio of CAPEX to revenues of telecom acivities was 17.0% in 2016, up 0.9 percentage points on a historical basis and 0.4 percentage points on a comparable basis compared with 2015. Investment in fiber optic is up while the rollout of 4G and 4G+ networks continues, in line with the objectives in the Essentials2020 strategic plan.

Net financial debt stood at 24,444 million euros at December 31, 2016, down 2,108 million euros on December 31, 2015, primarily as a result of the disposal of EE in January 2016 (see Section 4.3.1.3 Significant events). The ratio of net financial debt to adjusted EBITDA of telecom acivities stood at 1.93 at December 31, 2016, compared to 2.01 at December 31, 2015, in line with the medium-term objective of around 2.

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4.3.1.3   Significant events

In 2016, economic growth in the European countries where Orange operates continued to be limited and, on average, was unchanged from 2015. It is higher in Africa & Middle-East, although some countries have slowed substantially.

Competition continues to be fierce in all markets, in Europe, in Africa & Middle-East in the telecommunications sector as well as in the Enterprise services sector. In retail services in Europe, competition is increasingly taking the form of targeted and repeated promotions, particularly entry-level offers and convergence offers, while SIM-only offers (mobile offers without a handset) continue to see growth.

Against this background, the Group continues to implement Essentials2020, its strategic plan to 2020, primarily via its investment programs designed to set Orange apart by virtue of its very high-speed broadband networks and its quality of service. Orange is also accelerating its diversification into new services, specifically mobile financial services (with in particular the launch of Orange Bank in France) and connected objects. At the same time, the Group is implementing Explore2020, its operational efficiency and cost control plan, and is adapting its asset portfolio, with most notably the disposal of EE and a selective acquisition policy.

Investment in networks

The rollout of networks providing broadband and very high-speed broadband Internet access is one of the five levers of the Essentials2020 strategic plan.

Acquisition of 4G mobile spectrum

In Poland, the 4G licenses obtained by Orange in October 2015 were granted to Orange Polska in January 2016 at a cost of 719 million euros. These licenses involve two 5 MHz frequency blocks in the 800 MHz band and three 5 MHz frequency blocks in the 2,600 MHz band, for use by the very high-speed mobile broadband network (4G, see Note 8.3 to the consolidated financial statements).

In Egypt, Orange obtained two 10 MHz frequency blocks in the 1,800 MHz and 2,100 MHz bands in October 2016, for use by the very high-speed mobile broadband network (4G) at a cost of 358 million euros.

In Africa & Middle-East, Orange renewed its telecommunication licenses in Ivory Coast with a universal license including 4G for 146 million euros (see Note 8.3 to the consolidated financial statements) and acquired a 4G license in Senegal.

Rollout of very high-speed broadband mobile networks (4G and 4G+)

Orange is investing heavily to deploy its 4G and 4G+ networks in France. At December 31, 2016, the 4G network covered 88% of the population in France while the number of 4G customers rose 41% year-on-year to 11.3 million. More broadly, a major quality improvement program is ongoing, designed to expand coverage across transport networks (motorways, high-speed trains and subways) and vacation spots (seaside and mountain resorts), reduce “white areas” and improve coverage using low-range frequencies. Orange is also enhancing its network by accelerating the rollout of its hotspots around the country, with over 7 million hotspots now accessible on an unlimited basis and at no additional charge to Orange and Sosh customers. Orange is also continuing its rollout of 4G+ (LTE Advanced) technology, offering speeds of up to 300 Mbits/s, twice as fast as a conventional 4G connection. At end-December 2016, 4G+ technology was operational at 43% of sites in France.

In Spain, the 4G network covered 90% of the population at December 31, 2016. At December 31, 2016, Orange had 7.9 million 4G customers in the country, an additional 2.8 million new customers in a year. Orange’s ambition is to continue rolling out its 4G network to cover 95% of the Spanish population by 2017.

In Poland, 99% of the population was covered by the 4G network at December 31, 2016, due to co-deployment (shared network access infrastructure with T-Mobile). Orange’s 4G offers had attracted 4.3 million customers in the country by December 31, 2016.

In Belgium, the Orange 4G network covered 99.6% of the population at December 31, 2016 and 4G+ was launched on a commercial basis in the second quarter of 2016, with 54% of the population covered at end-2016.

In Central European countries, the rollout of 4G/4G+ technologies is progressing quickly, particularly in Romania (4G network covered 80% of the population at December 31, 2016 with many cities having 4G+ coverage), Slovakia (80% of the population covered at December 31, 2016 and ongoing rollout of 4G+) and Moldova (97% of the population covered at December 31, 2016).

In Africa & Middle-East, 4G technology has been accessible in 10 countries since end-2016.

Deployment of very high-speed fixed broadband networks (FTTH)

In France, Orange had close to 1.5 million fiber optic customers at December 31, 2016, representing 51% growth on December 31, 2015. The pace of the rollout was sustained, with 6.9 million households having the ability to connect to fiber optic (FTTH) at December 31, 2016, an increase of 36% year-on-year. Orange’s objective is to reach 12 million connectable households by 2018 and 20 million by 2022 (when the French very high-speed broadband plan will be completed). Orange plans to deploy fiber in 3,600 municipalities by 2022, including all large and medium-size cities, corresponding to almost 60% of French households. As part of its Essentials2020 strategic plan, Orange aims to triple its investment in fiber optic in France by 2020. Accordingly, 3 billion euros will be invested in fiber optic over the 2015-2018 period.

In Spain, Orange had 1.6 million fiber optic customers at December 31, 2016 (doubling year-on-year) and 9.6 million fiber optic connectable households (up 41% year-on-year), some of which in partnership with Vodafone. Orange has set itself the target (through several channels, including its own installations) of connecting 14 million households by late 2020, covering 80% of all Spanish cities with more than 20,000 residents.

In Poland, the Group has invested in very high-speed broadband through an ambitious investment plan to support its convergence strategy. The rollout of fiber optic accelerated sharply year-on-year and the country had over 1.5 million households connectable at December 31, 2016, doubling year-on-year.

In Central European countries, Orange had over 2 million fiber optic connectable households at end-2016 in Romania in partnership with Telekom Romania, and close to 350,000 connectable households in Slovakia.

Acceleration of digital expansion to cover rural areas of France with Orange Territoires Connectés

In June 2016, Orange announced the launch of Orange Territoires Connectés, an ambitious program to accelerate fixed and mobile broadband and very high-speed broadband coverage in rural areas of France. This acceleration program is in two parts: fixed and mobile Internet access.

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With regard to fixed Internet access, the Orange Territoires Connectés program aims to improve fixed Internet speeds in rural areas for 1 million households within a year and for 2.5 million households by the end of 2019.

With regard to mobile access, 5 million additional residents will be able to access the Orange 4G network in rural areas within a year, due to the Orange Territoires Connectés program. This program will enable Orange to fulfill its obligations in terms of covering the priority deployment area as specified under the 4G license, three years earlier than expected. In addition, Orange is supporting the “white area” program initiated by the French government. Under this program, all French town and city centers will have 3G mobile voice and data services within a year.

Mobile financial services and connected objects

Mobile financial services and connected objects are a major point of diversification for the Group and one of the five levers of its Essentials2020 strategic plan. Orange develops financial services in three categories, based on market and usage: mobile payments (Orange Cash), mobile money (Orange Money) and mobile banking (Orange Finanse in Poland and shortly Orange Bank in France) offering payment capabilities, secure money transfers and access to consumer credit. In the connected objects segment, Orange has been rolling out its dedicated Internet of Things (IoT) network since early 2016, and announced the implementation of loT mobile technologies on the Belgian mobile network in 2017.

Acquisition of 65% of Groupama Banque (renamed Orange Bank)

In October 2016, Orange acquired 65% of Groupama Banque, with Groupama retaining 35%. This takeover involved the exchange of Orange shares for Groupama shares in a deal totaling 170 million euros and was recognized in consolidated equity (see Notes 2.3, 3.2, 14.2, 15 and 16.4 to the consolidated financial statements).

In early 2017, Groupama Banque was renamed Orange Bank. The Orange Bank offer will be available in France in the first half of 2017. Customers will be able to sign up directly via the mobile app, online or in 140 stores across the Orange distribution network. The offer will also be distributed through Groupama group networks from the second half of 2017. Innovative and specifically tailored to mobile use, this offer will encompass current accounts, savings, loans and payment services at launch.

Development of mobile financial services in Africa

Following the success of Orange Money in Africa & Middle-East (29 million customers at December 31, 2016 across 15 countries), Orange is, with the granting of an e-money institution license (EMI, see Notes 4.5 and 5.7 to the consolidated financial statements) in four countries (Senegal, Mali, Ivory Coast and Guinea) in 2016, becoming a major player in mobile financial services in Africa. This new status was accompanied by the creation of a new unit, the Orange Money Compliance Expertise Center (CECOM), based in Ivory Coast, which is responsible for managing risk and compliance across the whole EMI scope on a shared basis.

In June 2016, Orange Money exceeded one billion euros in transactions in a single month for the first time.

Launch of Orange Money in France and Romania

Since June 2016, Orange Money has been available to Orange mobile subscribers in metropolitan France. This service enables them to carry out mobile to mobile money transfers from France to Ivory Coast, Mali and Senegal (initially), as well as to metropolitan France. Since November 2016, an Orange Money Android app has been available. The aim is to gradually expand this service by increasing the number of points of sale in France, and by extending the money transfer service from France to other countries.

Orange Money has also been available in Romania since November 2016.

Incorporation of the mobile payment platform, Apple Pay, into the Orange Cash app

In 2016, Orange confirmed its commitment to mobile payments by incorporating the mobile payment platform, Apple Pay, into its Orange Cash app (prepaid rechargeable electronic cash account) to enable its Apple customers to pay for their day-to-day purchases, simply and securely, using their iPhones.

Launched in October 2015, Orange Cash, the first NFC (Near Field Communication) prepaid mobile payment solution offered in France by a mobile operator, already had close to 390,000 Orange customers at end-December 2016. Orange Cash is also available in Spain.

Deployment of dedicated Internet of Things networks in France and Belgium

In addition to its mobile networks, Orange decided to invest in an LPWA network (Low Power Wide Area, a network to enable exchanges between small connected objects not connected to the power grid, requiring low-power connectivity and low costs) in France and Belgium.

In France, the dedicated Orange Internet of Things (IoT) network, using LoRa (Long Range) technology, has been gradually rolled out since the first quarter of 2016. At end-December 2016, the LoRa network covered 18 urban areas, representing around 120 municipalities.

In Belgium, in November 2016 Orange announced its intention to enhance its mobile network in 2017, adding two new mobile IoT technologies based on the NB-loT (Narrow Band-loT) and LTE-M international standards. The Orange mobile loT network will cover the whole country by 2017 and will be commercially launched in the second half of 2017.

Orange, a people-oriented and digital employer model

Building a people-oriented and digital employer model by securing the skills needed for tomorrow, developing collective agility, and fostering individual commitment is one of the priorities of the Essentials2020 strategic plan.

With this in mind, in June 2016 Orange launched its “people-orientated and digital employer” commitment and proposed a new basis for the relationship between Orange and its employees, a cornerstone of its Essentials2020 strategic plan. This initiative, which covers the whole Group, acknowledges the digital revolution and offers commitments by the Company to its employees in line with the contributions expected from each person in the work groups.

While continuing to hire a substantial number of new employees (7,000 in France between 2016 and 2018), Orange will see a reduction in the number of its employees over the coming years. In order to respond to its fast-changing marketplace, Orange has a responsible employment policy and in June 2016 signed an agreement with the unions in France that employs an innovative methodology involving a frame of reference and tools designed to ensure a flexible workload for its employees in France.

In addition, in connection with its commitment to be a people-oriented and digital employer, in September 2016 Orange signed a first agreement with French trade unions to support employees with the Company’s digital transformation.

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Orange brand and customer relationships

Within the context of the Essentials2020 strategic plan, Orange is developing its customer relationships: simplifying the customer experience and personalizing offers and services that match expectations more closely; digitalizing the customer relationship; developing the brand and selling spaces.

Mobinil (Egypt), Mobistar (Belgium) and Méditel (Morocco) become Orange

In 2016, Mobinil in Egypt (33.9 million mobile customers at December 31, 2016), Mobistar in Belgium (3.8 million mobile customers at December 31, 2016) and, finally, Méditel in Morocco (13.9 million mobile customers at December 31, 2016) adopted the Orange brand name. The Orange brand now has a presence in 29 countries worldwide, including 8 European countries and 21 countries in Africa & Middle-East.

Acquisition of an equity interest in Africa Internet Group, a leader in e-commerce in Africa

In April 2016, Orange announced its gradual acquisition of an interest in Africa Internet Group via Orange Digital Ventures (a vehicle for investing in start-ups, see below) for an amount that is expected to eventually reach 75 million euros. Through this investment, which will be accompanied by a series of strategic partnerships between the two groups’ subsidiaries, Orange will enable Jumia, and all Africa Internet Group sites, to accelerate their growth and to seize development opportunities in Africa.

Digital transformation of business customers

As part of the Essentials2020 strategic plan, Orange stands as a partner for companies in their digital transformation, making two acquisitions in cyber-security and desktop virtualization, two of the top strategic areas for Orange Business Services.

In April 2016, Orange announced the acquisition of 100% of Lexsi, a security monitoring specialist, enhancing the Group’s cyber-attack threat analysis, detection and response capabilities, and positioning Orange Cyberdefense, Orange’s corporate security subsidiary, as one of the leading players in this field in Europe. Orange Cyberdefense, which hired 180 security specialists in 2016 and plans to hire 200 specialists in 2017, employs over 1,200 security experts.

In July 2016, Orange announced the acquisition of Log’in Consultants, an entity specialized in desktop virtualization integration services. Desktop virtualization is becoming a key area for companies looking for a competitive edge in an increasingly more mobile world.

Digital innovation

At the 4th Show Hello in March 2016, Orange unveiled a series of partnerships that enrich the services provided by connected objects along with a major innovation, the new Livebox, which has been on the market since summer 2016 hand-in-hand with a new TV Decoder.

To ensure the success of its new strategic plan, Orange is particularly focusing on innovation, drawing both on its own resources and an open innovation approach. Orange is thus supporting young companies throughout their development, primarily via Orange Digital Ventures, a vehicle for investing in start-ups, and Orange Fab, a start-up acceleration program. In 2016, Orange Digital Ventures made a series of equity investments in its top priority and strategic investment areas (in particular in Africa Internet Group, see above), reaffirming the Group’s goal of exploring the most disruptive digital innovations, capable of transforming the customer experience.

Improving operational efficiency, with the Explore2020 program

In line with the Essentials2020 strategic plan, Orange is pushing forward with its operational efficiency program, Explore2020. The aim of this program is to identify all areas in which the Group can improve its operational efficiency and optimize its practices, with a view to sharing best practices across countries and controlling expenditures throughout the Group. The objective is to reach 3 billion euros of gross savings by the end of 2018, thereby contributing to controlling the projected increase in operational expenses.

In 2016, Explore2020 generated gross savings of 758 million euros. This amount related to both operating expenses included in the calculation of adjusted EBITDA, of 639 million euros, and CAPEX, of 119 million euros.

On an aggregate basis over 2015 and 2016, the 3 billion euro target was 57% achieved, representing a total of 1.7 billion euros (breaking down into 953 million euros in 2015 and 758 million euros in 2016).

Progressive termination of the roaming services agreement between Orange and Free Mobile

An agreement was signed on June 15, 2016 by Orange and Free Mobile (Iliad Group), to remove roaming services by means of the gradual restriction by Free Mobile, from January 2017 onwards, of the provision of Orange network roaming services to its customers. This agreement will come to an end by the close of 2020. At end-June 2016, it received clearance from Arcep (Autorité de régulation des communications électroniques et des postes - French Postal and Electronic Communications Regulatory Authority) pursuant to the guidelines it had published on May 25, 2016 on mobile network sharing agreements.

Change in asset portfolio

The acquisition of a number of entities in Africa in 2016 was part of Orange’s international expansion strategy, aimed at accelerating its growth through penetration of new high potential emerging markets. With these transactions, Orange now covers 21 countries in Africa and Middle-East by the end of 2016.

The acquisition of 65% of Groupama Banque in October 2016 is discussed in the Mobile financial services and connected objects section (see above).

In terms of disposals, Orange and Deutsche Telekom disposed of their stake in EE (their joint venture in the United Kingdom) in January 2016. In June 2016, Orange also disposed of its entire stake in Telkom Kenya, reflecting the Group’s constant efforts to optimize its asset portfolio.

Acquisition of Cellcom in Liberia

In April 2016, Orange acquired 100% of Cellcom Telecommunications, the leading mobile operator in Liberia (in terms of number of customers at December 31, 2015), via its Orange Ivory Coast subsidiary, for a net amount of 122 million euros (see Consolidated statement of cash flows and Note 3.2 to the consolidated financial statements).

Acquisition of Oasis (Tigo) in the Democratic Republic of the Congo

In April 2016, Orange acquired 100% of the mobile operator Tigo in the Democratic Republic of the Congo for a net amount of 178 million euros. The integration of the Orange and Tigo operations in the Democratic Republic of the Congo enables Orange to strengthen its presence in the country (see Consolidated statement of cash flows and Note 3.2 to the consolidated financial statements).

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Acquisition of two subsidiaries of Bharti Airtel Group in Burkina Faso and Sierra Leone

In 2016, Orange acquired 100% of two Bharti Airtel Group subsidiaries: one in Burkina Faso, in June 2016, for a net amount of 515 million euros, and the other in Sierra Leone, in July 2016, for a net amount of 305 million euros (see Consolidated statement of cash flows and Note 3.2 to the consolidated financial statements).

Acquisition of Sun Communications in Moldova

In October 2016, Orange acquired 100% of Sun Communications, the leading cable operator in Moldova. The acquisition of Sun Communications in Moldova is part of Orange’s strategy of strengthening its position as the leading convergence operator in Europe, by offering broadband, and fixed and mobile voice services, as well as pay TV.

Disposal of the stake in EE

In January 2016, Orange and Deutsche Telekom completed the sale to BT Group of 100% of EE, their UK joint venture which they previously owned 50/50. Orange received 3,438 million pounds sterling (or 4,500 million euros) in cash and a 4% interest in BT valued, at the opening share price on January 29, 2016, at 1,877 million pounds sterling (or 2,462 million euros). After adjusting for the final price, the proceeds of the transaction, less costs, stood at 4,481 million euros (see Note 3.2 to the consolidated financial statements).

The effects of the 4% interest in BT Group on net finance costs in 2016 are discussed in Note 11.7 to the consolidated financial statements.

Disposal of Telkom Kenya

In June 2016, Orange disposed of its entire 70% in Telkom Kenya to Helios Investment Partners. This disposal had no material effect on earnings for the period (see Note 3.2 to the consolidated financial statements).

4.3.2    Analysis of the Group’s results and capital expenditures

4.3.2.1   From Group revenues to adjusted EBITDA

This section presents the transition from Group revenues to adjusted EBITDA, by type of expense, after presentation adjustments, as presented in Section 4.3.5.2 Adjusted EBITDA and reported EBITDA and in Note 1 to the consolidated financial statements.

(at December 31, in millions of euros)	2016	2015	2015	Var. (in %)	Var. (in %)	2014
		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Revenues	40,918	40,669	40,236	0.6%	1.7%	39,445
External purchases (2)	(18,281)	(17,999)	(17,697)	1.6%	3.3%	(17,251)
Other operating income and expenses (2) (3)	278	128	148	116.7%	86.6%	290
Labor expenses (2) (3)	(8,340)	(8,464)	(8,486)	(1.5)%	(1.7)%	(8,531)
Operating taxes and levies (2) (3)	(1,893)	(1,810)	(1,783)	4.6%	6.1%	(1,795)
Adjusted EBITDA	12,682	12,524	12,418	1.3%	2.1%	12,158

(1) See Section 4.3.5.1 Data on a comparable basis.

(2) See Section 8 Financial glossary.

(3) Adjusted data (see Section 4.3.5 Financial aggregates not defined by IFRS and Note 1 to the consolidated financial statements).

4.3.2.1.1   Revenues

4.3.2.1.1.1  Change in revenues

Revenues (2)	2016	2015	2015	Var. (in %)	Var. (in %)	2014
(at December 31, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
France	18,969	19,154	19,141	(1.0)%	(0.9)%	19,304
Europe	10,541	10,288	9,963	2.4%	5.8%	9,799
Spain	5,014	4,731	4,253	6.0%	17.9%	3,876
Poland	2,644	2,710	2,831	(2.4)%	(6.6)%	2,918
Belgium & Luxembourg	1,242	1,235	1,235	0.5%	0.5%	1,249
Central European countries	1,648	1,616	1,648	1.9%	(0.0)%	1,760
Intra-Europe eliminations	(7)	(4)	(4)			(4)
Africa & Middle-East	5,245	5,110	4,899	2.6%	7.1%	4,286
Enterprise	6,398	6,351	6,405	0.7%	(0.1)%	6,299
International Carriers & Shared Services	1,812	1,853	1,915	(2.2)%	(5.4)%	1,894
Intra-group eliminations	(2,047)	(2,087)	(2,087)			(2,137)
Group total	40,918	40,669	40,236	0.6%	1.7%	39,445

(1) See Section 4.3.5.1 Data on a comparable basis.

(2) Revenues of telecom acivities (see Notes 1.1 and 4.1 to the consolidated financial statements). The Net Banking Income (NBI) of Orange Bank is recognized in other operating income (see Note 4.2 to the consolidated financial statements).

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2016 vs. 2015

In 2016, the revenues of the Orange group totaled 40,918 million euros, an increase of 1.7% on a historical basis and of 0.6% on a comparable basis compared with 2015.

On a historical basis, the 1.7% or 682 million euro increase in Group revenues between 2015 and 2016 reflected:

- on one hand:

- the favorable impact of changes in the scope of consolidation and other changes totaling 878 million euros, which mainly included the effects of i) the Jazztel acquisition, following its takeover on July 1, 2015, for 478 million euros, ii) the full consolidation of Médi Télécom on July 1, 2015, following its takeover, for 241 million euros, iii) the acquisition of entities in Africa in 2016 (Airtel in Burkina Faso and in Sierra Leone, Oasis (Tigo) in the Democratic Republic of the Congo, and Cellcom Telecommunications in Liberia, see Section 4.3.1.3 Significant events) for 261 million euros,

- partially offset by the negative effect of foreign exchange fluctuations totaling 445 million euros, primarily due to the performance of the Egyptian pound and the Polish zloty against the euro;

- and, on the other hand, the organic change on a comparable basis, representing a 249 million euro increase in revenues.

On a comparable basis, the 0.6% or 249 million euro increase in Group revenues between 2015 and 2016 was attributable primarily to:

- the 283 million euro increase in revenues in Spain (up 6.0%). This change primarily reflected i) the upturn in revenues from mobile services as a result, on one hand, of enhanced offers launched at end-2015 and the rollout of 4G and, on the other hand, of the growth in the mobile customer base, and ii) the growth in revenues from fixed broadband services, linked to the increased number of fixed broadband service customers and the development of fiber optic and content offers (with in particular the broadcasting of football championships);

- the 135 million euro increase in revenues in Africa & Middle-East (up 2.6%), primarily on the back of strong performances in Mali, Egypt, Ivory Coast and Guinea;

- the 47 million euro increase in Enterprise service revenues (up 0.7%), primarily due to the growth in revenues from IT & integration services;

- and the 32 million euro increase in revenues in Central European countries (up 1.9%), driven by the business’s strong performance in Romania.

These positive items were partially offset by:

- the 185 million euro drop in revenues in France (down 1.0%). This fall was mainly due to i) the downward trend in traditional telephony revenues, ii) the further reduction in revenues from national roaming and roaming by visitors, iii) the lowering of roaming tariffs in Europe, and iv) the rapid expansion of SIM-only mobile offers and the increase in the share of attractively-priced convergence offers in what remains a competitive environment, v) partially offset by higher revenues from fixed broadband services and fixed carrier services and, to a lesser extent, the increase in mobile equipment sales;

- the 66 million euro fall in revenues in Poland (down 2.4%), mainly due to i) the downward trend in traditional telephony services and, to a lesser extent, ii) the decline in other revenues, related to the completion of infrastructure projects and lower revenues from IT and communications technologies, and iii) the decline in mobiles services, as a result of the growth in SIM-only mobile offers and convergence offers, iv) partially offset by the sharp growth in mobile equipment sales, driven by the sale of handsets on installment plans;

- and the 41 million euro decline in revenues from International Carriers & Shared Services (down 2.2%), primarily due to the fall-off in the international carriers business.

2015 vs. 2014

In 2015, the revenues of the Orange group totaled 40,236 million euros, an increase of 2.0% on a historical basis and a decrease of 0.1% on a comparable basis compared with 2014.

On a historical basis, the 2.0% or 791 million euro increase in Group revenues between 2014 and 2015 reflected:

- the positive effect of foreign exchange fluctuations for 429 million euros, mainly due to the performance of the US dollar, the Egyptian pound and the Jordanian dinar against the euro;

- and the favorable impact of changes in the scope of consolidation and other changes amounting to 409 million euros, and mainly including:

- the acquisition of Jazztel following its takeover on July 1, 2015, for 480 million euros, and the full consolidation of Médi Télécom on July 1, 2015, following its takeover for 239 million euros,

- partially offset by i) the disposal of Orange Dominicana on April 9, 2014 for 107 million euros, ii) the review of the East Africa asset portfolio (with the disposal of Orange Uganda on November 11, 2014, coupled with the shift to reporting Telkom Kenya under the equity method from December 31, 2014) for 99 million euros, iii) the disposal of Almerys on April 13, 2015 for 32 million euros, and iv) the deconsolidation of Dailymotion on June 30, 2015, following the sale by Orange of its majority stake for 31 million euros;

- partially offset by organic change on a comparable basis, representing a 47 million euro fall in revenues.

On a comparable basis, the 0.1% or 47 million euro decline in Group revenues between 2014 and 2015 was attributable mainly to the negative effect of the fall in regulated prices for 154 million euros, particularly in France, Spain, Romania, Poland, Belgium and Slovakia. At operating segment level, the 47 million euro decline in Group revenues between 2014 and 2015 was mainly due to:

- the 163 million euro drop in revenues in France (down 0.8%). This fall was mainly due to i) the downward trend in traditional telephony revenues, ii) the expansion of SIM-only mobile offers and the increasing share of attractively-priced convergence offers in what remains a competitive environment, iii) the negative effect of the fall in regulated prices, iv) partially offset by the significant increase in mobile equipment sales (driven by sales of mobile handsets on installment plans and handset only sales) and by higher revenues from fixed broadband services;

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- the 102 million euro decline in revenues in Spain (down 2.3%). This change reflected primarily i) the decline in mobile service revenues, due to, on one hand, the impact of price and commercial repositioning (development of Canguro convergence offers and the end of migration to SIM-only, mobile offers, which now represent virtually all retail customer contracts), and, on the other hand, the negative effect of the fall in regulated prices, and ii) the decline in mobile equipment sales associated with the reduction in marketing offers and sales leading to contract subscriptions, iii) partially offset by the significant growth in revenues from fixed broadband services;

- the 83 million euro fall in revenues in Poland (down 2.9%), primarily due to the downward trend in traditional telephony services and the decline in mobile services, adversely affected by lower prices and competitive pressures. This trend was partially offset by the sharp increase in mobile equipment sales, driven by the sale of handsets on installment plans, which have been on the market since the second quarter of 2014;

- and the 60 million euro decline in Enterprise service revenues (down 0.9%), due to a reduction in voice and data services revenues, partially offset by improved revenues from IT & integration services.

These positive items were partially offset by:

- the 240 million euro increase in revenues in Africa & Middle-East (up 5.1%), with broadly speaking a strong performance from African countries (primarily the Democratic Republic of the Congo, Guinea, Ivory Coast and Mali) and an upswing in business in Egypt;

- the 23 million euro increase in revenues in Central European countries (up 1.4%), despite the effect of the fall in regulated prices across all countries, and driven by the strong performance in Romania;

- and the 70 million euro increase in revenues from International Carriers & Shared Services (up 3.8%) attributable to the growth in business related to international carriers and in content-related revenues.

4.3.2.1.1.2  Changes in the number of customers

Customers (2) (3)	2016	2015	2015	Var. (in %)	Var. (in %)	2014
(at December 31, in millions)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Number of mobile services customers (3)	201.7	199.9	201.2	0.9%	0.3%	185.3
Number of contract customers	69.9	64.5	72.2	8.4%	(3.1)%	65.2
Number of prepaid customers	131.8	135.4	129.0	(2.6)%	2.2%	120.1
Number of fixed-line telephony customers	42.8	43.5	43.5	(1.6)%	(1.7)%	42.7
Number of customers of Internet access services	18.3	17.7	18.2	3.4%	0.5%	16.1
o/w Number of fixed broadband service customers	18.3	17.6	18.1	3.5%	0.9%	16.0
Total Group (3)	262.8	261.1	262.9	0.7%	(0.0)%	244.2

(1) See Section 4.3.5.1 Data on a comparable basis.

(2) The number of Orange group customers is calculated i) in its entirety in the case of fully consolidated entities and ii) in proportion to the Group’s interest in the case of entities accounted for under the equity method (see Note 10 to the consolidated financial statements).

(3) Excluding customers of Mobile Virtual Network Operators (MVNOs).

4.3.2.1.2   Adjusted EBITDA

(at December 31, in millions of euros)	2016	2015	2015	Var. (in %)	Var. (in %)	2014
		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Adjusted EBITDA	12,682	12,524	12,418	1.3%	2.1%	12,158
Telecom acivities	12,694	12,530	12,418	1.3%	2.2%	12,158
Adjusted EBITDA/Revenues of telecom acivities	31.0%	30.8%	30.9%			30.8%
Orange Bank activities	(12)	(6)	-	(86.0)%	-	-

(1) See Section 4.3.5.1 Data on a comparable basis.

2016 vs. 2015

In 2016, Orange Group adjusted EBITDA amounted to 12,682 million euros (breaking down into 12,694 million euros for the telecom acivities and a loss of 12 million euros for the Orange Bank activities), up 2.1% on a historical basis and 1.3% on a comparable basis compared with 2015. The ratio of adjusted EBITDA of telecom acivities to revenues was 31.0% in 2016, up 0.1 percentage points on a historical basis and 0.2 percentage points on a comparable basis compared with 2015.

On a historical basis, the 2.1% or 264 million euro rise in Group adjusted EBITDA between 2015 and 2016 reflected:

- i) the favorable impact of changes in the scope of consolidation and other changes amounting to 217 million euros and primarily including the effects of the Jazztel acquisition, following its takeover on July 1, 2015, for 122 million euros, and the full consolidation of Médi Télécom on July 1, 2015, following its takeover, for 88 million euros, ii) partially offset by the negative effect of foreign exchange fluctuations amounting to 111 million euros, due mainly to changes in the Polish zloty and the Egyptian pound against the euro;

- and organic change on a comparable basis, representing a 158 million euro increase in adjusted EBITDA.

On a comparable basis, the 1.3% or 158 million euro rise in Group adjusted EBITDA between 2015 and 2016 reflected:

- the 0.6% or 249 million euro increase in revenues;

- the 1.5% or 124 million euro fall in adjusted labor expenses (see Section 8 Financial glossary), primarily due to the 3.4% fall in the

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average number of employees (full-time equivalents, see Section 8 Financial glossary), representing a 5,011 reduction in full-time equivalent employees, mainly in France and Poland, partially offset i) by the recognition, in 2016, of the Orange Ambition 2016 employee shareholding plan to increase the Group’s employee shareholding (see Notes 6.3 and 13.1 to the consolidated financial statements), and ii) an additional incentive payment to Orange SA employees for 2015;

- the 116.7% or 150 million euro increase in adjusted other operating income and expenses (see Section 8 Financial glossary), mainly due to i) the increase in gains (losses) on the disposal of fixed assets, mainly in connection with the property portfolio optimization plan, ii) lower provisions and losses on trade receivables in Europe, iii) partially offset by lower brand royalties and management fees, particularly in the wake of the disposal of EE (see Section 4.3.1.3 Significant events);

- and the 1.4% or 41 million euro reduction in other external purchases (see Section 8 Financial glossary).

These positive items were partially offset by:

- the 2.7% or 178 million euro increase in commercial expenses and content costs (see Section 8 Financial glossary), primarily due to i) the recognition, in 2016, of rights relating to football in Spain in tandem with commercial momentum, ii) sponsorship of the 2016 European Football Championship (euro 2016), iii) rebranding costs in Belgium, Egypt and Morocco in 2016 (see Section 4.3.1.3 Significant events), and iv) offer enhancement, particularly in France, iv) partially offset by lower retail fees and commission in France following the restructuring of indirect distribution channels;

- the 2.8% or 83 million euro increase in other network expenses and IT expenses (see Section 8 Financial glossary), primarily i) in France, due in particular to the bad weather in the first half of 2016, and ii) in Africa & Middle-East, connected with the expansion and densification of the network;

- the 4.6% or 83 million euro rise in adjusted operating taxes and levies (see Section 8 Financial glossary), mainly relating to i) the increase in the tax on services supplied by electronic communications operators in France (audiovisual tax rising from 0.9% to 1.3% of taxable revenues), ii) the counter effect of the time limit on risks and the end of disagreements with certain tax authorities in 2015, and iii) the increasing tax burden in the second half of 2015 in Africa & Middle-East;

- and the 1.1% or 62 million euro increase in service fees and inter-operator costs (see Section 8 Financial glossary), primarily in France and Africa & Middle-East.

2015 vs. 2014

The adjusted EBITDA of the Orange group totaled 12,418 million euros in 2015, up 2.1% on a historical basis and 0.1% on a comparable basis compared with 2014. The ratio of adjusted EBITDA to revenues was 30.9% in 2015, up 0.1 point on a historical basis as on a comparable basis compared with 2014.

On a historical basis, the 2.1% or 260 million euro rise in Group adjusted EBITDA between 2014 and 2015 reflected:

- the favorable impact of changes in the scope of consolidation and other changes amounting to 165 million euros and primarily including i) the Jazztel acquisition, following its takeover on July 1, 2015, for 115 million euros, ii) the full consolidation of Médi Télécom on July 1, 2015, following its takeover, for 77 million euros, iii) partially offset by the disposal of Orange Dominicana on April 9, 2014 for 41 million euros;

- the positive effect of foreign exchange fluctuations, which amounted to 84 million euros, mainly due to the performance of the US dollar, the Egyptian pound and the Jordanian dinar against the euro;

- and organic change on a comparable basis, representing a 11 million euro increase in adjusted EBITDA.

On a comparable basis, the 0.1% or 11 million euro rise in Group adjusted EBITDA between 2014 and 2015 reflected:

- a 0.2% or 58 million euro reduction in operating expenses included in the calculation of adjusted EBITDA. In France, the reduction in operating expenses included in the calculation of adjusted EBITDA more than offset the fall in revenues;

- partially offset by the 0.1% or 47 million euro decline in revenues, mainly reflecting the 154 million euro negative effect of the fall in regulated prices.

On a comparable basis, the 58 million euro reduction in operating expenses included in the adjusted EBITDA figure between 2014 and 2015 is mainly attributable to:

- the 1.4% or 120 million euro fall in labor expenses. This was largely due to the 3.9% fall in the average number of employees (full-time equivalents), representing 5,931 fewer full-time equivalent employees, mainly in France and Poland;

- the 5.4% or 173 million euro reduction in other external purchases, mainly in France due in particular to i) the fall in costs associated with customers’ equipment purchases, and ii) the reduction of overheads, including, for instance, electronic invoicing and lower vehicle costs;

- the reduction of 1.0% or 65 million euros in commercial expenses and content costs, mainly in France and Spain, reflecting primarily i) lower retail fees and commission due to the streamlining of distribution channels (internalization, promotion of digital channels) and reduction in commissions (renegotiation of distribution agreements and lowering of retail fees and commission per unit), and ii) the development of the non-subsidized market;

- partially offset by:

- the 3.2% or 160 million euro rise in service fees and inter-operator costs, the favorable effect of the fall in regulated prices on interconnection costs representing 62 million euros, which was more than offset by the growth in the traffic of services to international carriers (in line with business growth) and higher traffic volumes in France and Europe,

- the 44.0% or 118 million euro reduction in other operating income and expenses, due in particular to i) lower brand royalties and management fees and ii) higher costs for the Orange brand (rebranding campaign, rebranding of subsidiaries, sponsorships, etc.).

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4.3.2.2   From Group adjusted EBITDA to operating income

This section presents the transition from Group adjusted EBITDA to operating income, by type of expense (see Section 4.3.5.2 Adjusted EBITDA and reported EBITDA and Note 1 to the consolidated financial statements).

(at December 31, in millions of euros)	2016	2015	2015	Var. (in %)	Var. (in %)	2014
		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Adjusted EBITDA	12,682	12,524	12,418	1.3%	2.1%	12,158
Significant litigations	10	(450)	(450)			(432)
Specific labor expenses	(525)	(572)	(572)			(565)
Review of the investments and business portfolio	59	-	53			390
Restructuring and integration costs	(499)	(183)	(172)			(439)
Other specific items (2)	(8)	-	-			-
Reported EBITDA	11,719	11,319	11,277	3.5%	3.9%	11,112
Depreciation and amortization	(6,728)		(6,465)			(6,038)
Effects resulting from business combinations	97		6			-
Reclassification of translation adjustment from liquidated entities	14		-			-
Impairment of goodwill	(772)		-			(229)
Impairment of fixed assets	(207)		(38)			(59)
Share of profits (losses) of associates and joint ventures	(46)		(38)			(215)
Operating income	4,077		4,742		(14.0)%	4,571

(1) See Section 4.3.5.1 Data on a comparable basis.

(2) Transaction costs related to the unsuccessful negotiations with Bouygues Telecom.

4.3.2.2.1   Reported EBITDA

In 2016, Orange group EBITDA amounted to 11,719 million euros, up 3.9% or 442 million euros compared with 2015 on a historical basis. In 2015, Orange group EBITDA amounted to 11,277 million euros, up 1.5% or 165 million euros compared with 2014 on a historical basis.

On a historical basis, the transition from adjusted EBITDA to reported EBITDA for the Group resulted from:

- in 2016, in the total negative amount of 963 million euros:

- net income on significant litigations of 10 million euros,

- 525 million euros in specific labor expenses, breaking down into 432 million euros for the French “Part-Time for Seniors” plans (TPS) (relating to the agreements on the employment of senior workers in France) (see Notes 1.8 and 6 to the consolidated financial statements) and 93 million euros in related premiums,

- net income of 59 million euros relating to the review of the investments and business portfolio, mainly comprising a 49 million euro gain on the disposal of Fime (Enterprise services, see Note 1.8 to the consolidated financial statements),

- restructuring and integration costs of 499 million euros (see Note 5.3 to the consolidated financial statements), primarily relating to i) the distribution networks, mainly in France, with the end of M6 Mobile and the cost of terminating agreements with certain indirect distributors, ii) employee redundancy plans, primarily in Spain, iii) the optimization of real estate, and iv) the cost of integrating Jazztel’s business activities in Spain,

- and 8 million euros in transaction costs relating to the unsuccessful negotiations with Bouygues Telecom;

- in 2015, in the total negative amount of 1,141 million euros on a historical basis:

- a net expense for significant litigations totaling 450 million euros, primarily including i) a 350 million euro fine from the French Competition Authority for anti-competitive practices in the Enterprise market (see Notes 5.2, 5.7 and 16 to the consolidated financial statements) and ii) the payment by Orange of 90 million euros to Partner Communications following the agreement signed in June 2015 regarding the use of the Orange brand in Israel,

- 572 million euros in specific labor expenses, largely breaking down into 455 million euros for the French “Part-Time for Seniors” plans (TPS) (relating to the agreements on the employment of senior workers in France) (see Notes 1.8 and 6 to the consolidated financial statements) and 92 million euros in related premiums,

- net income of 53 million euros relating to the review of the investments and business portfolio, largely comprising i) a 170 million euro gain on the disposal of 90% of Dailymotion (see Notes 1.8 and 3 to the consolidated financial statements), and ii) the negative effect of restructuring the asset portfolio,

- and 172 million euros in restructuring and integration costs (see Note 5.3 to the consolidated financial statements), primarily relating to the streamlining of the distribution networks in France, employee redundancy plans (mainly in Poland) and the cost of integrating Jazztel in Spain;

- and in 2014, for a total negative amount of 1,046 million euros on a historical basis:

- a net expense of 432 million euros for significant litigations, including in particular the settlement provided for in the agreement signed in March 2014 by Orange and Bouygues Télécom to resolve a series of disputes,

- 565 million euros in specific labor expenses, breaking down into i) 358 million euros for the French “Part-Time for Seniors” plans (TPS) (relating to the agreements on the employment of senior workers in France) (see Notes 1.8 and 6 to the consolidated financial statements) and 135 million euros in related premiums, and ii) 72 million euros for the Cap’Orange employee shareholding plan to increase Group employee shareholding,

- net proceeds of 390 million euros relating to the review of the investments and business portfolio, mainly including i) a 280 million euro gain on disposal of Orange Dominicana (see

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Notes 1.8 and 3 to the consolidated financial statements), ii) a 71 million euro gain on disposal of Wirtualna Polska in Poland, iii) a 41 million euro gain on disposal of the investment in Bull in France, and iv) a 35 million euro loss on disposal of Orange Uganda and the loss of control of Telkom Kenya in East Africa (see Note 3.2 to the consolidated financial statements),

- 439 million euros in restructuring and integration costs (see Note 5.3 to the consolidated financial statements), primarily relating to the optimization of real estate (and mainly due to onerous property leases in France) and, to a lesser extent, to the employee redundancy plans and the streamlining of distribution networks.

4.3.2.2.2   Operating income

(at December 31, in millions of euros)	2016	2015	2014
		data on a historical basis	data on a historical basis
Operating income	4,077	4,742	4,571
Telecom acivities	3,992	4,742	4,571
Orange Bank activities	85	-	-

2016 vs. 2015

Orange group operating income stood at 4,077 million euros in 2016, compared with 4,742 million euros in 2015 on a historical basis, a drop of 14.0% or 665 million euros. This drop on a historical basis was largely attributable to:

- the recognition, in 2016, of 772 million euros in impairment loss of goodwill (see Note 7 to the consolidated financial statements) and 207 million euros in impairment loss of fixed assets (see Note 8.2 to the consolidated financial statements) primarily relating to:

- Poland for 507 million euros. This impairment loss mainly reflects a decline in competitiveness in the ADSL market, a downgrading of revenue assumptions in the mobile market and an increase in the post-tax discount rate due to the downgrading of the country’s sovereign rating by the rating agencies,

- Egypt for 232 million euros. This impairment loss reflects the financial terms of the 4G license awarded in 2016, the sharp depreciation of the Egyptian pound and increased political and economic uncertainty,

- the Democratic Republic of the Congo for 109 million euros. This impairment loss reflects political and economic uncertainty, a decline in purchasing power with a knock-on effect on the consumption of telecommunications products and services and an increased regulatory burden (particularly connected with the implementation of customer identification),

- Cameroon for 90 million euros. This impairment loss reflects a decline in voice revenues following the surge in messaging services and in VoIP of Over-The-Top (OTT) providers and heightened competition in the mobile market,

- and Niger for 26 million euros;

- the 263 million euro increase in depreciation and amortization (see Note 8.1 to the consolidated financial statements), primarily due to i) the Jazztel acquisition, following its takeover on July 1, 2015, for 124 million euros, ii) the full consolidation of Médi Télécom on July 1, 2015, following its takeover, for 65 million euros, iii) the acquisition of entities in Africa in 2016 (see Section 4.3.1.3 Significant events), iv) growing investments over recent years, in particular in network deployment of very high-speed broadband networks (4G and FTTH), and v) the amortization of new telecommunication licenses, mainly 4G, vi) partially offset by the positive effect of the extension of the useful life of certain fixed assets in Poland and foreign exchange fluctuations in Egypt and Poland;

- partially offset by i) the 442 million euro increase in reported EBITDA, and ii) to a lesser extent, the recognition of a 97 million euro gain connected with the takeover of Groupama Banque (see Note 3.2 to the consolidated financial statements).

2015 vs. 2014

Orange group operating income stood at 4,742 million euros in 2015, compared with 4,571 million euros in 2014 on a historical basis, an increase of 3.7% or 171 million euros compared with 2014. On a historical basis, this increase was mainly attributable to:

- the counter-effect of the recognition of a 229 million euro impairment loss for Belgium in 2014. This impairment loss reflects the increased tax burden and lower revenues in the Enterprise services segment (see Note 7 to the consolidated financial statements);

- the 177 million euro improvement in the share of profits (losses) of associates and joint ventures (see Note 10 to the consolidated financial statements), to a 38 million euro loss in 2015 compared with a 215 million euro loss in 2014. In 2014, the share of profits (losses) of associates and joint ventures largely included a 178 million euro impairment loss;

- the 165 million euro increase in reported EBITDA;

- and, to a lesser extent, the 21 million euro reduction in impairment loss of fixed assets (see Note 8.2 to the consolidated financial statements). Impairment loss of fixed assets amounted to 38 million euros in 2015 (including 27 million euros for Armenia) compared with 59 million euros in 2014 (including 46 million euros for Kenya);

- partially offset by the 427 million euro increase in depreciation and amortization (see Note 8.1 to the consolidated financial statements), primarily due to i) the Jazztel acquisition, following its takeover on July 1, 2015, ii) the full consolidation of Médi Télécom on July 1, 2015, following its takeover, iii) growing investments over recent years in particular in network deployment of broadband and very high-speed broadband (4G, vDSL and FTTH), iv) the adjustment of the depreciation plan for the copper network in France, v) the amortization of new telecommunication licenses, mainly 4G (Spain, Central European countries, Africa & Middle-East), and vi) the increase in the accelerated depreciation of certain fixed assets in Africa & Middle-East.

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4.3.2.3   From Group operating income to net income

(at December 31, in millions of euros)	2016	2015	2014
		data on a historical basis	data on a historical basis
Operating income	4,077	4,742	4,571
Cost of gross financial debt	(1,407)	(1,597)	(1,653)
Gains (losses) on assets contributing to net financial debt	23	39	62
Foreign exchange gains (losses)	(149)	1	22
Other net financial expenses	(31)	(26)	(69)
Effects resulting from BT stake	(533)	-	-
Finance costs, net	(2,097)	(1,583)	(1,638)
Income tax	(970)	(649)	(1,573)
Consolidated net income of continuing operations	1,010	2,510	1,360
Consolidated net income of discontinued operations (1)	2,253	448	(135)
Consolidated net income	3,263	2,958	1,225
Net income attributable to owners of the parent company	2,935	2,652	925
Non-controlling interests	328	306	300

(1) Relating to EE (see Section 4.3.1.3 Significant events).

2016 vs. 2015

The consolidated net income of the Orange group totaled 3,263 million euros in 2016, compared with 2,958 million euros in 2015, an increase of 305 million euros. This rise was due to:

- a 1,805 million euro increase in consolidated net income of discontinued operations, relating to EE (see Section 4.3.1.3 Significant events). Consolidated net income of discontinued operations was plus 2,253 million euros in 2016, comprising i) a 2,080 million euro gain on the disposal of EE, and ii) 173 million euros in dividends received from EE in January 2016 (prior to its disposal), compared with income of 448 million euros in 2015, mainly consisting of 446 million euros in dividends received from EE;

- partially offset by:

- the 665 million euro decline in operating income,

- the 514 million euro reduction in net finance costs (see Note 11.2 to the consolidated financial statements), due to the recognition, in 2016, of a 533 million euro expense relating to the 4% investment in BT Group (impairment of shares partially offset by the effect of the hedging of foreign exchange risk and dividends, see Note 11.7 to the consolidated financial statements). Excluding this item, net finance costs were broadly stable: the fall in the cost of gross financial debt, mainly due to the lack of exceptional prepayment costs in 2016 (compared with 150 million euros in premiums for debt repurchases in 2015) was offset by the effect on net finance costs, in 2016, of derivatives (cross currency swaps) put in place by the Group to hedge its economic exposure to subordinated notes issued in pounds sterling, the remeasurement of which in relation to foreign exchange risk was not recognized,

- and the 321 million euro increase in income tax (see Note 9.2 to the consolidated financial statements), which was mainly due to the recognition, in 2016, of a 256 million euro deferred tax charge relating to Spain. This charge reflects the reduction in deferred tax assets on the balance sheet due to an adverse change to the rules governing the use of tax loss carryforwards in Spain in 2016.

Non-controlling interests amounted to 328 million euros in 2016, compared with 306 million euros in 2015 (see Note 13.6 to the consolidated financial statements). After taking into account non-controlling interests, the net income attributable to owners of the parent company totaled 2,935 million euros in 2016, compared with 2,652 million euros in 2015, constituting a rise of 283 million euros.

2015 vs. 2014

The consolidated net income of the Orange group totaled 2,958 million euros in 2015, compared with 1,225 million euros in 2014, an increase of 1,733 million euros.

The Orange group’s 1,733 million euro increase in consolidated net income between 2014 and 2015 is attributable to:

- the 924 million euro fall in income tax (see Note 9.2 to the consolidated financial statements), mainly consisting of:

- the 385 million euro decline in French income tax stemming mainly from an income tax benefit booked after review of income tax recognized in prior periods,

- the 250 million euro reduction in income tax in Spain, chiefly due, in 2014, to i) a 104 million euro fall in recognized deferred tax assets, reflecting the continuing limit on using tax loss carryforwards, and ii) a 52 million euro deferred tax charge booked following the reduction in the income tax rate,

- the recognition in 2014 of the income tax expense of 172 million euros linked to the disposal of Orange Dominicana,

- and the 84 million euro reduction in income tax in the United Kingdom, mainly attributable to a 62 million euro adjustment in deferred tax liabilities for the Orange brand recognized in 2015 following successive cuts to the tax rate in the United Kingdom;

- a 583 million euro increase in consolidated net income of discontinued operations, relating to EE (see Section 4.3.1.3 Significant events). Consolidated net income of discontinued operations was 448 million euros in 2015, mainly comprising the 446 million euros in dividends received from EE, compared with a loss of 135 million euros in 2014, representing Orange’s share in EE’s net income;

- the 171 million euro rise in operating income;

- and to a lesser extent, the 55 million euro improvement in net finance costs (see Note 11.2 to the consolidated financial statements). Between 2014 and 2015, this improvement, despite the 95 million euro increase in premiums for debt repurchases, is attributable to the 151 million euro fall in other costs of gross financial debt.

Non-controlling interests amounted to 306 million euros in 2015, compared with 300 million euros in 2014 (see Note 13.6 to the consolidated financial statements). After taking into account non-controlling interests, the net income attributable to owners of the parent company totaled 2,652 million euros in 2015, compared with 925 million euros in 2014, constituting a rise of 1,727 million euros.

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4.3.2.4   From Group net income to comprehensive net income

The transition from consolidated net income to consolidated comprehensive income is described in the consolidated statement of comprehensive income in the consolidated financial statements.

4.3.2.5   Group capital expenditures

Investments in property, plant and equipment and intangible assets (2)	2016	2015	2015	Var. (in %)	Var. (in %)	2014
		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
(at December 31, in millions of euros)
CAPEX	6,971	6,769	6,486	3.0%	7.5%	5,636
Telecommunications licenses	1,521	1,331	1,285	14.3%	18.4%	475
Investments financed through finance leases	91	54	43	70.9%	112.9%	87
Group total	8,583	8,154	7,814	5.3%	9.8%	6,198

(1) See Section 4.3.5.1 Data on a comparable basis.

(2) See Notes 1.3 and 8 to the consolidated financial statements.

Between 2015 and 2016, the increase in the Group’s investments in property, plant and equipment and intangible assets was mainly due to the higher CAPEX and, to a lesser extent, to the increase in acquisitions of telecommunication licenses.

Financial investments (see Section 8 Financial glossary) are described in Section 4.3.4 Cash flow, equity and financial debt.

4.3.2.5.1   Capital expenditure

4.3.2.5.1.1  CAPEX

(at December 31, in millions of euros)	2016	2015	2015	Var. (in %)	Var. (in %)	2014
		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
CAPEX	6,971	6,769	6,486	3.0%	7.5%	5,636
Telecom acivities	6,956	6,769	6,486	2.8%	7.2%	5,636
CAPEX/Revenues of telecom acivities	17.0%	16.6%	16.1%			14.3%
Orange Bank activities	15	-	-	-	-	-

(1) See Section 4.3.5.1 Data on a comparable basis.

2016 vs. 2015

Consolidated CAPEX totaled 6,971 million euros in 2016, up 7.5% on a historical basis and 3.0% on a comparable basis compared with 2015. The ratio of CAPEX to revenues of telecom acivities was 17.0% in 2016, up 0.9 percentage points on a historical basis and 0.4 percentage points on a comparable basis compared with 2015.

On a historical basis, the 7.5% or 485 million euro rise in Group CAPEX between 2015 and 2016 reflected:

- i) the positive impact of changes in the scope of consolidation and other changes amounting to 335 million euros and primarily including the acquisition of Jazztel following its takeover on July 1, 2015, for 236 million euros, and the full consolidation of Médi Télécom on July 1, 2015, following its takeover for 65 million euros, ii) partially offset by the negative effect of foreign exchange fluctuations amounting to 52 million euros;

- and the organic change on a comparable basis, representing a 202 million euro increase in CAPEX.

On a comparable basis, the 3.0% or 202 million euro increase in Group CAPEX between 2015 and 2016 was attributable mainly to:

- increased investment in very high-speed fixed broadband (vDSL and FTTH), mainly in France and Poland (see Section 4.3.1.3 Significant events);

- increased investment in the field of information technology and, to a lesser extent, further investment on customer service platforms, to upgrade the information systems (investment in data centers and IT developments related to the network in France, integration of Jazztel in Spain, ongoing projects to improve the customer experience);

- and the increase in CAPEX relating to leased terminals, Liveboxes and equipment installed on customer premises, especially in France (with the launch of the new Livebox which has been on sale since May 2016), related to the dynamic commercial environment due to the expansion of fiber optic;

- partially offset by:

- the decline in CAPEX on mobile access networks, i) primarily in Africa & Middle-East, after significant expenditure in this area in recent years, and ii) coupled with the completion of the 4G network in certain countries such as Belgium,

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- and lower investment on network property, stores and sundry property, with in particular the completion of Orange Gardens in France (facility dedicated to research and innovation).

2015 vs. 2014

Consolidated CAPEX totaled 6,486 million euros in 2015, up 15.1% on a historical basis and 9.3% on a comparable basis compared with 2014. The ratio of CAPEX to revenues was 16.1% in 2015, up 1.8 points on a historical basis and 1.4 points on a comparable basis compared with 2014.

On a historical basis, the 15.1% or 850 million euro rise in Group CAPEX between 2014 and 2015 reflected:

- the positive impact of changes in the scope of consolidation and other changes amounting to 245 million euros, mainly including i) the Jazztel acquisition, following its takeover on July 1, 2015, for 235 million euros and the full consolidation of Médi Télécom on July 1, 2015, following its takeover, for 53 million euros, ii) partially offset by the review of the East Africa asset portfolio (with the disposal of Orange Uganda on November 11, 2014 and the accounting for Telkom Kenya under the equity method on December 31, 2014) for 26 million euros;

- the positive effect of foreign exchange fluctuations for 54 million euros;

- and the organic change on a comparable basis, representing a 551 million euro increase in CAPEX.

On a comparable basis, the 9.3% or 551 million euro increase in Group CAPEX between 2014 and 2015 was attributable mainly to:

- growing investment in very high-speed fixed broadband networks (vDSL and FTTH), principally in France, Poland and Spain;

- higher CAPEX on leased terminals, Liveboxes and equipment installed on customer premises, in all European countries but especially in France and Spain in an increasingly dynamic commercial environment due to the expansion of fiber optic;

- increased capital expenditure on network property, stores and sundry property (France and International Carriers & Shared Services), in particular as part of the property modernization and store upgrade program;

- increased investment in very high-speed mobile broadband networks (4G) in Africa & Middle-East, with 4G coverage in six countries at December 31, 2015;

- partially offset by the decline in investment in mobile access networks in France and Europe, in particular in relation to:

- lower investment in very high-speed mobile broadband networks (4G), following the major investments made in recent years. The investment priorities are now to improve quality, densify the network and improve network coverage to provide an improved customer experience,

- and completion of the RAN Renewal program to upgrade mobile access (replacing old radio equipment with new higher-performance, high-capacity equipment that uses less energy).

4.3.2.5.1.2  Telecommunications licenses

In 2016, acquisitions of telecommunication licenses (see Note 8.3 to the consolidated financial statements) amounted to 1,521 million euros and mainly involved i) Poland for 719 million euros (acquisition of two 5 MHz frequency blocks in the 800 MHz band and three 5 MHz frequency blocks in the 2,600 MHz band), ii) Egypt for 377 million euros (acquisition of two 10 MHz frequency blocks in the 1,800 MHz and 2,100 MHz bands and a fixed virtual network operator license), iii) Ivory Coast for 146 million euros (primarily the renewal of licenses with a universal license including 4G), iv) Jordan for 142 million euros (renewal of 2G/3G frequency blocks), and v) Senegal for 76 million euros (acquisition of a 4G license and renewal of 2G/3G frequency blocks).

In 2015, telecommunication licenses were acquired for 1,285 million euros on a historical basis, mainly consisting of i) the acquisition of 4G licenses, including 954 million euros in France (two technology neutral 5 MHz frequency blocks in the 700 MHz band), 91 million euros in Jordan, and 25 million euros in Spain (for the tax on the commencement of the 4G license in the 800 MHz spectrum), ii) the acquisition of a universal license in Cameroon for 114 million euros, and iii) the renewal of 2G licenses in Belgium for 76 million euros.

The 475 million euro investment (on a historical basis) in acquiring telecommunication licenses in 2014 mainly includes i) capitalization of 231 million euros for the fixed part of fees for the use of frequencies for universal licenses in Romania, ii) 86 million euros for the renewal of 2G licenses in Poland, iii) 66 million euros for the acquisition of a 4G license and capitalization of the fixed part of fees for the use of frequencies in Slovakia and, iv) renewal of 2G licenses in Jordan, for 56 million euros, and Moldova, for 29 million euros.

4.3.2.5.2   Investment commitments

Investment commitments are set out in Note 14 to the consolidated financial statements.

4.3.2.5.3   Investment projects

Over the coming years, the level of investment will continue to increase in the areas of strategic importance for the Group. Under Essentials2020, investment projects are primarily focused on the rollout of very high-speed broadband networks (4G, 4G+ and fiber optic), digital transformation and the improvement of the customer experience. In Europe, major investment is planned or underway to implement the convergence strategy.

Investment will be accelerated in Europe on FTTH fixed networks (fiber optic) that enable very high-speed broadband Internet access. At end-2016, Orange had over 20 million fiber optic connectable households thanks to all the Group’s investment in Europe (see Section 4.3.1.3 Significant events). It is planned to significantly increase investment in France, Spain and Poland in 2017 and subsequent years in order to enable the Group to remain the leader in very high-speed broadband networks in the main countries in which it operates. The use of the fiber optic network is expected to increase, with a doubling of the percentage of customers in connectable households. In France, Orange’s objective is to reach 12 million households with the ability to connect to fiber optic by 2018 and

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20 million by 2022 (when the French very high-speed broadband plan will be completed). In Spain, following the completion of Jazztel’s integration, Orange will continue to roll out the fiber optic network in the country through its own installations and cofinancing with third-party operators. Orange aims to connect 14 million households to fiber optic by late 2020, covering 80% of all Spanish cities with more than 20,000 residents. In Poland, Orange is continuing an ambitious investment plan to support its convergence strategy. Orange plans to significantly expand its coverage, primarily by signing partnerships to use third-party networks, and intensifying fiber optic connections. In Romania, the agreement with Telekom gives Orange access to over 2 million connectable homes from 2016 and enables it to roll out its convergence strategy. In Slovakia, the rollout of the fiber optic network will intensify in 2017 and subsequent years. In Belgium, the convergence strategy is being progressively rolled out through TV and Internet offers developed by the cable network.

4G mobile network (or LTE, Long Term Evolution, 4th generation mobile network), coverage hit or exceeded 80% of the population at end-2016, across all countries in which Orange operates in Europe. Investment in 4G mobile networks will continue in 2017 to achieve 85% population coverage in all these countries, and in order to ultimately achieve full coverage. Rollout of 4G+ mobile networks will also accelerate. In France, Orange’s goal is to continue providing the best coverage in all areas (dense areas, intermediate areas, rural areas through the Orange Territoires Connectés plan). Orange will in particular continue rolling out the 4G networks with the goal of achieving 98% population coverage in 2018, while the rollout of 4G+ networks will be intensified in the bulk of large French towns. A program to improve the customer experience is also underway, designed to enhance coverage on motorways, high-speed trains and subways. In Spain, Orange’ s ambition is to continue to expand its 4G network to cover 95% of the Spanish population by 2017. The Orange mobile network in Spain will be opened to MasMovil under the national roaming contract signed in October 2016. In Poland, with outside coverage already very high and 99% of the population covered by 4G, the plan over the coming years is to focus on inside coverage as part of the new partnership with T-Mobile. In Belgium and the Central European countries (Romania, Moldova and Slovakia), the Group will continue to invest in order to increase coverage rate of the population and roll out 4G+ technology. In Belgium, 54% of the population was covered at end-2016. In Romania, Orange is the leader in terms of 4G coverage. In Africa & Middle-East, programs to roll out the 4G network are ongoing in a number of countries, including Egypt, Cameroon, Ivory Coast, Morocco, Mali, Senegal, Jordan, Botswana and Burkina Faso.

Finally, as part of Orange’s goal to reinvent the customer relationship, 157 Smart Stores had been opened at end-2016 across 12 countries. The Group’s ambition is that by 2018, 20% of Orange’s stores in France and elsewhere in Europe will be Smart Stores.

4.3.3    Analysis by operating segment

Presentation of operating segments

Decisions regarding the allocation of resources and the assessment of the performance of the various components of Orange are taken by the Chairman and Chief Executive Officer (the chief operating decision-maker) at operating segment level, which are primarily organized on a geographic basis. The operating segments are thus:

- France (excluding Enterprise);

- Spain, Poland, Belgium, Luxembourg, and Central European countries (Moldova, Romania, Slovakia and Armenia to September 3, 2015, the date of disposal of Orange Armenia), with a sub-total encompassing the countries in this region (1);

- Africa & Middle-East (primarily Cameroon, Ivory Coast, Egypt, Guinea, Jordan, Mali, Morocco, the Democratic Republic of the Congo and Senegal) with a sub-total encompassing the countries in this region;

- Enterprise services, which covers communication solutions and services for businesses in France and worldwide;

- International Carriers & Shared Services (called “IC & SS”), which encompasses i) the rollout of the international and long-distance network, installation and maintenance of submarine cables, and sales and services to international carriers, and ii) shared services including support and cross-divisional functions spanning the entire Group, Sofrecom and its subsidiaries, Content and Audience operations and the Orange brand. For the most part, shared services are rebilled to other operating segments through brand royalties, Group services fees and special case-by-case rebilling;

- and Orange Bank (see Section 4.3.1.3 Significant events and Note 2.3 to the consolidated financial statements).

Each of the segments defined by the Group has its own resources, although they may also share certain resources, primarily in the areas of networks, information systems, research and development, other shared competencies and the Orange brand. The use of shared resources, mainly provided by International Carriers & Shared Services (IC & SS) and by France to Enterprise, is taken into account in segment results based either on the terms of contractual agreements between legal entities, or external benchmarks, or by reallocating costs. The provision of shared resources is recognized in other income of the service provider, and the use of said resources is included in the expenses used to calculate the service user’s reported EBITDA. The cost of shared resources may be affected by changes in contractual relations or organization, and may therefore impact the segment results reported from one year to another.

For more details, see Notes 1 and 2.3 to the consolidated financial statements.

(1) Including the Dominican Republic (to April 9, 2014, the date of disposal of Orange Dominicana, see Note 3.2 to the consolidated financial statements).
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Operating data by segment

The table below shows the key operating data (financial data and workforce) for the Orange group by segment for i) FY 2016, ii) FY 2015 on a comparable basis (compared with 2016) and on a historical basis, and iii) 2014 on a comparable basis (compared with 2015) and on a historical basis.

Fiscal years ended December 31	France	Europe (2)
		Spain	Poland	Belgium & Luxem- bourg	Central European countries	Europe Elimina- tions	Total
(in millions of euros)
2016
Revenues	18,969	5,014	2,644	1,242	1,648	(7)	10,541
Adjusted EBITDA	7,134	1,349	725	316	554	-	2,944
Reported EBITDA	6,533	1,222	725	317	537	-	2,801
Operating income	3,709	276	(405)	113	202	-	186
CAPEX	3,421	1,086	455	168	251	-	1,960
Telecommunications licenses	-	51	719	-	9	-	779
Average number of employees	63,094	6,401	16,424	1,616	5,215	-	29,656
2015 - Data on a comparable basis (1)
Revenues	19,154	4,731	2,710	1,235	1,616	(4)	10,288
Adjusted EBITDA	7,097	1,190	807	276	551	-	2,824
Reported EBITDA	6,504	1,156	785	321	551	-	2,813
CAPEX	3,097	1,100	444	193	258	-	1,995
Telecommunications licenses	954	25	-	76	12	-	113
Average number of employees	66,765	6,474	17,584	1,564	4,969	-	30,591
2015 - Data on a historical basis
Revenues	19,141	4,253	2,831	1,235	1,648	(4)	9,963
Adjusted EBITDA	7,075	1,068	842	276	554	-	2,740
Reported EBITDA	6,482	1,046	820	321	546	-	2,733
Operating income	3,765	275	136	119	188	-	718
CAPEX	3,097	864	463	193	263	-	1,783
Telecommunications licenses	954	25	-	76	13	-	114
Average number of employees	66,765	5,144	17,703	1,564	5,246	-	29,657
2014 - Data on a comparable basis (1)
Revenues	19,304	4,355	2,914	1,249	1,625	(4)	10,139
Adjusted EBITDA	7,000	1,072	921	274	589	-	2,856
Reported EBITDA	6,521	1,072	922	255	589	-	2,838
CAPEX	2,799	821	418	215	264	-	1,718
Telecommunications licenses	-	2	90	-	323	-	415
Average number of employees	70,473	5,371	18,987	1,620	5,354	-	31,332
2014 - Data on a historical basis
Revenues	19,304	3,876	2,918	1,249	1,760	(4)	9,799
Adjusted EBITDA	6,989	958	922	274	637	-	2,791
Reported EBITDA	6,510	958	994	255	885	-	3,092
Operating income	3,870	374	259	(168)	575	-	1,040
CAPEX	2,799	585	418	215	279	-	1,497
Telecommunications licenses	-	2	90	-	326	-	418
Average number of employees	70,719	3,825	19,094	1,620	5,850	-	30,389

(1) See Section 4.3.5.1 Data on a comparable basis.

(2) The Europe region comprises the Spain, Poland, Belgium & Luxembourg operating segments, and those of the Central European countries.

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Africa & Middle- East	Enter-prise	International Carriers & Shared Services	Telecom acivities eliminations	Telecom acivities total	Orange Bank	Group Total

5,245	6,398	1,812	(2,047)	40,918	-	40,918
1,658	1,014	(56)	-	12,694	(12)	12,682
1,638	970	(211)	-	11,731	(12)	11,719
68	594	(565)	-	3,992	85	4,077
962	336	277	-	6,956	15	6,971
742	-	-	-	1,521	-	1,521
15,368	20,316	12,680	-	141,114	143	141,257

5,110	6,351	1,853	(2,087)	40,669	-	40,669
1,674	939	(4)	-	12,530	(6)	12,524
1,660	883	(535)	-	11,325	(6)	11,319
1,005	320	352	-	6,769	-	6,769
264	-	-	-	1,331	-	1,331
15,603	20,144	13,027	-	146,130	138	146,268

4,899	6,405	1,915	(2,087)	40,236	-	40,236
1,667	932	4	-	12,418	-	12,418
1,529	898	(365)	-	11,277	-	11,277
463	534	(738)	-	4,742	-	4,742
922	325	359	-	6,486	-	6,486
217	-	-	-	1,285	-	1,285
14,356	20,415	13,306	-	144,499	-	144,499

4,659	6,465	1,845	(2,129)	40,283	-	40,283
1,591	961	(1)	-	12,407	-	12,407
1,591	877	(813)	-	11,014	-	11,014
850	336	232	-	5,935	-	5,935
68	-	-	-	483	-	483
14,187	20,538	13,900	-	150,430	-	150,430

4,286	6,299	1,894	(2,137)	39,445	-	39,445
1,403	968	7	-	12,158	-	12,158
1,367	910	(767)	-	11,112	-	11,112
284	552	(1,175)	-	4,571	-	4,571
779	325	236	-	5,636	-	5,636
57	-	-	-	475	-	475
15,666	20,728	14,136	-	151,638	-	151,638
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4.3.3.1   France

France	2016	2015	2015	Var. (in %)	Var. (in %)	2014
(at December 31, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Revenues	18,969	19,154	19,141	(1.0)%	(0.9)%	19,304
Adjusted EBITDA	7,134	7,097	7,075	0.5%	0.8%	6,989
Adjusted EBITDA/Revenues	37.6%	37.1%	37.0%			36.2%
Reported EBITDA	6,533	6,504	6,482	0.4%	0.8%	6,510
Operating income	3,709		3,765		(1.5)%	3,870
CAPEX	3,421	3,097	3,097	10.5%	10.5%	2,799
CAPEX/Revenues	18.0%	16.2%	16.2%			14.5%
Telecommunications licenses	-	954	954	(100.0)%	(100.0)%	-
Average number of employees	63,094	66,765	66,765	(5.5)%	(5.5)%	70,719

(1) See Section 4.3.5.1 Data on a comparable basis.

4.3.3.1.1   Revenues - France

2016 vs. 2015

Revenues in France totaled 18,969 million euros in 2016, down 0.9% on a historical basis and 1.0% on a comparable basis compared with 2015.

On a historical basis, the decrease of 172 million euros in revenues in France between 2015 and 2016 reflected i) the favorable impact of changes in the scope of consolidation and other changes which represents 13 million euros, more than offset ii) by organic change on a comparable basis, i.e. a 185 million euro decrease in revenues.

On a comparable basis, the 185 million euro decline in revenues in France between the two periods was mainly due to i) the downward trend in traditional telephony revenues, ii) the further reduction in revenues from national roaming and roaming by visitors, iii) the lowering of roaming tariffs in Europe, and iv) the rapid expansion of SIM-only mobile offers and the increase in the share of attractively-priced convergence offers in what remains a competitive environment, v) partially offset by higher revenues from fixed broadband services and wholesale fixed services and, to a lesser extent, the increase in mobile equipment sales (see Section 8 Financial glossary).

Mobile services

Revenues from Mobile services (see Section 8 Financial glossary) were 7,207 million euros in 2016, a 4.0% decline representing 300 million euros compared with 2015, on both a historical basis and a comparable basis.

On a comparable basis, the deterioration in mobile services revenues is essentially due to the decrease in revenues under the national roaming and visitor roaming contract, and the effect of the lowering of roaming prices in Europe.

The growing mobile customer base partially offset the fall in prices caused by the penetration of SIM-only and convergence offers. In this respect, mobile ARPU (see Section 8 Financial glossary) declined 1.3% between December 31, 2015 and December 31, 2016.

The mobile customer base increased by 5.7% year-on-year to 30.0 million customers as of December 31, 2016. Offers with contracts totaled 26.5 million customers as of December 31, 2016, up 9.7% year-on-year, now representing 88.2% of the mobile customer base, versus 84.9% one year earlier. Bipolarization of the mobile telephony market between entry-level offers and premium offers continued, with development of SIM-only offers such as Sosh (which totaled 3.3 million customers at December 31, 2016) and Open convergence offers (which reached 7.8 million customers as of the same date). In parallel, prepaid offers (3.5 million customers as of December 31, 2016) posted a decrease of 17.2% year-on year.

Fixed services

Revenues from fixed services (see Section 8 Financial glossary) were 10,403 million euros in 2016, a 0.7% increase representing 76 million euros compared with 2015, on both a historical basis and a comparable basis.

Retail fixed services

Revenues from Retail fixed services amounted to 6,360 million euros in 2016, down 0.8% (51 million euros) compared with 2015, on both a historical basis and a comparable basis.

On a comparable basis, revenues from fixed narrowband services fell 11.2% (252 million euros), due to the downward trend in revenues from fixed-line telephony.

At the same time, revenues from fixed broadband services rose 4.8% (201 million euros), reflecting, on one hand, the growth in fiber optic and premium offers and, on the other hand, the expansion of content offers. The fixed broadband customer base grew 3.9% year-on-year to 11.2 million customers at December 31, 2016, while fixed broadband ARPU (see Section 8 Financial glossary) rose 0.8% year-on-year. Convergence offers (which had 5.5 million customers at December 31, 2016) represented 57% of the retail fixed broadband customer base at December 31, 2016. Meanwhile, the development of digital television (6.6 million IPTV or satellite TV offer customers at December 31, 2016) is being accompanied by increased demand for content.

Wholesale fixed services

Revenues from wholesale fixed services totaled 4,043 million euros in 2016, up 3.2% compared with 2015 on both a historical and a comparable basis, representing a 127 million euro increase.

On a comparable basis, this growth was mainly due to higher revenues from infrastructure services, ADSL (access and traffic aggregation) and the rollout of fiber optic networks. The number of telephone lines sold to other carriers totaled 14.0 million at December 31, 2016, a modest 0.2% year-on-year increase.

2015 vs. 2014

In France, revenues totaled 19,141 million euros in 2015, down 0.8% compared with 2014 on both a historical basis and a comparable basis.

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On both a historical basis and a comparable basis, the 163 million euro reduction in revenues in France between 2014 and 2015 was largely attributable to i) the downward trend in traditional telephony revenues, ii) the penetration of SIM-only and quadruple play offers across the mobile customer base, in a persisting competitive environment, and iii) the impact of European regulations on data transfer prices paid by customers roaming abroad, iv) partially offset by the increase in mobile equipment sales and the rise in revenues from wholesale fixed services.

Mobile services

Revenues from mobile services totaled 7,507 million euros in 2015, down 2.2%, or 168 million euros, compared with 2014, on both a historical basis and a comparable basis.

On a comparable basis, the decline in mobile service revenues slowed in 2015, confirming the gradual improvement seen since the second half of 2014; revenues fell by 2.2% between 2014 and 2015 compared with an 8.1% fall between 2013 and 2014.

The growing mobile customer base partially offset the fall in prices caused by the penetration of SIM-only and quadruple play offers. In this respect, mobile ARPU fell 1.3% between 2014 and 2015, compared with a 7.2% decline between 2013 and 2014.

The mobile customer base increased by 4.9% year-on-year to 28.4 million customers as of December 31, 2015. Offers with contracts totaled 24.1 million customers as of December 31, 2015, up 9.9% year-on-year, now representing 84.9% of the mobile customer base, versus 81.1% one year earlier.

Bipolarization of the mobile telephony market between entry-level offers and premium offers continued, with development of SIM-only offers such as Sosh (which totaled 2.9 million customers as of December 31, 2015) and quadruple play offers (which reached 7.4 million customers as of the same date). In parallel, prepaid offers (4.3 million customers as of December 31, 2015) posted a decrease of 16.5% year-on year.

Fixed services

Revenues from fixed services totaled 10,327 million euros in 2015, down 1.4%, or 152 million euros, compared with 2014, on both a historical basis and a comparable basis.

Retail fixed services

Revenues from Retail fixed services were 6,411 million euros in 2015, a 3.0% decline (195 million euros) compared with 2014, on a comparable basis.

On a comparable basis, this decline was attributable to i) the downward trend in fixed-line telephony revenues (fixed narrowband services), representing a decline of 11.4% or 289 million euros, ii) partially offset by the continued development of fixed broadband services. The 2.3% growth in revenues from fixed broadband services between the two periods arose from:

- 3.7% year-on-year growth in the fixed broadband customer base, representing 380,000 new customers, which totaled 10.7 million customers at December 31, 2015, wholly driven by fiber optic offers and the strong commercial performance of premium offers;

- partially offset by the 0.9% year-on-year decline in the fixed broadband ARPU, associated with the growing penetration of quadruple play offers benefiting from partial rate discounts. Meanwhile, the development of digital television (6.4 million customers at December 31, 2015) is being accompanied by increased demand for content, offsetting the fall in the out-of-bundle VoIP segment.

Wholesale fixed services

Revenues from wholesale fixed services totaled 3,917 million euros in 2015, up 1.1% (44 million euros) on 2014, on a comparable basis.

On a comparable basis, this growth was largely attributable to i) the 1.5% year-on-year rise in the number of telephone lines sold to other carriers to 14.0 million lines at December 31, 2015, and ii) the growth of revenues from the construction of fiber optic networks and the sharing of such networks.

4.3.3.1.2   Adjusted EBITDA - France

2016 vs. 2015

Adjusted EBITDA in France was 7,134 million euros in 2016, up 0.8% on a historical basis and 0.5% on a comparable basis compared with 2015.

On a historical basis, the 59 million euro increase in adjusted EBITDA in France between 2015 and 2016 was attributable to i) the 22 million euro favorable impact of changes in the scope of consolidation and other changes, and ii) organic change on a comparable basis, i.e. a 37 million euro increase in adjusted EBITDA.

On a comparable basis, the 37 million euro increase in adjusted EBITDA in France between the two periods was attributable to the 222 million euro reduction in operating expenses included in the calculation of adjusted EBITDA, partially offset by the 185 million euro decline in revenues. Between the two periods, the decrease in the operating expenses included in the calculation of adjusted EBITDA was mainly attributable to:

- lower labor expenses, due mainly to the fall in the average number of employees (full-time equivalents);

- and the reduction in commercial expenses, related to savings from i) the transformation of the distribution model: streamlining of distribution channels (internalization, promotion of digital channels) and reduction in commissions (renegotiation of distribution agreements and lowering of retail commissions per unit), and ii) the development of the unsubsidized market.

2015 vs. 2014

Adjusted EBITDA in France was 7,075 million euros in 2015, up 1.2% on a historical basis and 1.1% on a comparable basis compared with 2014.

On a historical basis, the 86 million euro increase in adjusted EBITDA in France between 2014 and 2015 was attributable to i) the 11 million euro favorable impact of changes in the scope of consolidation and other changes, and ii) organic change on a comparable basis, i.e. a 75 million euro increase in adjusted EBITDA.

On a comparable basis, the 75 million euro increase in adjusted EBITDA in France between 2014 and 2015 was due to the 238 million euro reduction in operating expenses included in the calculation of adjusted EBITDA, partially offset by the 163 million euro decline in revenues. Between the two periods, the reduction in the operating expenses included in the calculation of adjusted EBITDA was mainly attributable to i) the reduction in commercial expenses and content costs, linked to the savings made through the rationalization of commission paid and distribution networks, the policy of optimizing the allocation of handset subsidies and the development of the unsubsidized market, ii) the reduction in other external purchases (see Section 8 Financial glossary), and iii) lower labor expenses, mainly due to the fall in the number of employees, iv) partially offset by the decline in other operating income.

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4.3.3.1.3   Operating income - France

2016 vs. 2015

Operating income in France amounted to 3,709 million euros in 2016, down 1.5% (56 million euros) compared with 2015 on a historical basis.

On a historical basis, the 56 million euro decrease in operating income in France between 2015 and 2016 was largely attributable to:

- the 118 million euro increase in depreciation and amortization, largely attributable to the increased investment made in recent years, primarily on the fiber optic networks and related equipment;

- and the 67 million euro increase in restructuring and integration costs, mainly due to the streamlining of the distribution networks (see Note 5.3 to the consolidated financial statements);

- partially offset i) by the 59 million euro increase in adjusted EBITDA, ii) the 37 million euro reduction in specific labor expenses, primarily for the “Part-Time for Seniors” (TPS) plan (relating to the agreements on the employment of seniors in France) and related bonuses, and iv) the counter-effect of the recognition, in 2015, of a 23 million euro expense for significant litigations.

2015 vs. 2014

Operating income in France amounted to 3,765 million euros in 2015, down 2.7% (105 million euros) compared with 2014 on a historical basis.

On a historical basis, the 105 million euro reduction in operating income in France between 2014 and 2015 was mainly attributable to i) the 73 million euro increase in depreciation and amortization, linked to the increased investment in recent years (in particular on the fiber optic networks) and the adaptation of the depreciation schedule for the copper network in France, ii) the 53 million euro increase in specific labor expenses, primarily for the French “Part-Time for Seniors” plans (TPS) (relating to the agreements on the employment of senior workers in France) and related bonuses, iii) the 38 million euro increase in restructuring and integration costs, and iv) the recognition, in 2015, of a 23 million euro expense for significant litigations, v) partially offset by the 86 million euro increase in adjusted EBITDA.

4.3.3.1.4   CAPEX - France

2016 vs. 2015

In France, CAPEX totaled 3,421 million euros in 2016, up 10.5% compared with 2015 on both a historical basis and a comparable basis.

On both a historical basis and a comparable basis, the 324 million euro increase in CAPEX in France between 2015 and 2016 was mainly attributable to i) the sharp increase in investment on very high-speed fixed broadband networks (fiber optic, See Section 4.3.1.3 Significant events and Section 4.3.2.5.3 Investment projects), and ii) to increased investment on leased terminals, Liveboxes and equipment installed on customer premises, with the launch of the new Livebox which has been on sale since May 2016, related to the dynamic commercial environment due to the expansion of fiber optic.

2015 vs. 2014

In France, CAPEX totaled 3,097 million euros in 2015, up 10.6% compared with 2014 on both a historical basis and a comparable basis.

On both a historical basis and a comparable basis, the 298 million euro increase in CAPEX in France between 2014 and 2015 was largely attributable to the sharp increase in investment on very high-speed fixed broadband networks (fiber optic).

4.3.3.1.5   Acquisitions of telecommunication licenses - France

No telecommunication licenses were acquired in France in 2014 or 2016.

In 2015, acquisitions of telecommunication licenses in France totaled 954 million euros and consisted of the acquisition of two 5 MHz technology neutral frequency blocks in the 700 MHz band, which will be used to increase the capacity and speed of the very high-speed mobile broadband network and prepare for the introduction of 5G once this technology is available.

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4.3.3.1.6   Additional information - France

France	2016	2015	2015	Var. (in %)	Var. (in %)	2014
(at December 31)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Revenues (2) (3)	18,969	19,154	19,141	(1.0)%	(0.9)%	19,304
Mobile services	7,207	7,507	7,507	(4.0)%	(4.0)%	7,675
Mobile equipment sales	775	730	730	6.1%	6.1%	601
Fixed services	10,403	10,327	10,327	0.7%	0.7%	10,535
Retail fixed services	6,360	6,411	6,411	(0.8)%	(0.8)%	6,592
Wholesale fixed services	4,043	3,916	3,916	3.2%	3.2%	3,943
Other revenues	584	590	577	(0.9)%	1.2%	493
Mobile services
Number of mobile customers (4) (5)	30,033	28,424	28,424	5.7%	5.7%	27,087
Number of contract customers	26,486	24,141	24,141	9.7%	9.7%	21,961
Number of prepaid customers	3,547	4,283	4,283	(17.2)%	(17.2)%	5,126
Mobile ARPU (in euros) (3)	22.2	22.5	22.5	(1.3)%	(1.3)%	22.8
Fixed services
Retail fixed services
Number of Retail fixed telephone lines (4) (6)	16,013	16,250	16,250	(1.5)%	(1.5)%	16,577
o/w Number of naked ADSL accesses	7,377	7,147	7,147	3.2%	3.2%	6,762
o/w Number of FTTH, satellite and other accesses	1,508	1,013	1,013	48.8%	48.8%	611
Number of fixed broadband service customers (4)	11,151	10,734	10,734	3.9%	3.9%	10,354
Fixed broadband ARPU (in euros) (3)	33.3	33.0	33.0	0.8%	0.8%	33.3
Wholesale fixed services
Number of Wholesale fixed telephone lines (4)	14,008	13,978	13,978	0.2%	0.2%	13,771
o/w Number of fully unbundled lines	11,594	11,730	11,730	(1.2)%	(1.2)%	11,556

(1) See Section 4.3.5.1 Data on a comparable basis.

(2) In millions of euros. Breakdown of revenues in external data (see Section 8 Financial glossary).

(3) See Section 8 Financial glossary.

(4) In thousands. At end of period.

(5) Excluding customers of Mobile Virtual Network Operators (MVNOs).

(6) This figure includes i) standard analog lines (excluding fully unbundled lines) and Numeris (ISDN) channels, each Numeris channel being recognized as a line, ii) lines without narrowband (naked ADSL) telephone contracts sold directly by Orange to its Retail customers, and iii) fiber optic (FTTH), satellite and other accesses.

4.3.3.2   Europe

Europe	2016	2015	2015	Var. (in %)	Var. (in %)	2014
(at December 31, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Revenues	10,541	10,288	9,963	2.4%	5.8%	9,799
Adjusted EBITDA	2,944	2,824	2,740	4.2%	7.5%	2,791
Adjusted EBITDA/Revenues	27.9%	27.4%	27.5%			28.5%
Reported EBITDA	2,801	2,813	2,733	(0.4)%	2.5%	3,092
Operating income	186		718		(74.2)%	1,040
CAPEX	1,960	1,995	1,783	(1.8)%	9.8%	1,497
CAPEX/Revenues	18.6%	19.4%	17.9%			15.3%
Telecommunications licenses	779	113	114	n/a	n/a	418
Average number of employees	29,656	30,591	29,657	(3.1)%	(0.0)%	30,389

(1) See Section 4.3.5.1 Data on a comparable basis.

The Europe region comprises the Spain, Poland, Belgium & Luxembourg operating segments, and those of the Central European countries.

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Europe	2016	2015	2015	Var. (in %)	Var. (in %)	2014
(at December 31)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Revenues (2) (3)	10,541	10,288	9,963	2.4%	5.8%	9,799
Mobile services	6,211	6,027	6,078	3.0%	2.2%	6,363
Mobile equipment sales	1,001	880	867	13.8%	15.5%	823
Fixed services	3,146	3,160	2,799	(0.4)%	12.4%	2,424
Other revenues	183	221	219	(18.2)%	(17.3)%	189
Mobile services
Number of mobile customers (4) (5)	51,011	50,400	50,400	1.2%	1.2%	48,508
Number of contract customers	33,593	31,438	31,438	6.9%	6.9%	28,015
Number of prepaid customers	17,418	18,961	18,961	(8.1)%	(8.1)%	20,492
Fixed services
Number of fixed telephone lines (4)	8,794	9,105	9,105	(3.4)%	(3.4)%	7,893
Number of fixed broadband service customers (4)	6,227	6,047	6,047	3.0%	3.0%	4,378

(1) See Section 4.3.5.1 Data on a comparable basis.

(2) In millions of euros. Breakdown of revenues in external data (see Section 8 Financial glossary).

(3) See Section 8 Financial glossary.

(4) In thousands. At end of period.

(5) Excluding customers of Mobile Virtual Network Operators (MVNOs).

4.3.3.2.1   Spain

Spain	2016	2015	2015	Var. (in %)	Var. (in %)	2014
(at December 31, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Revenues	5,014	4,731	4,253	6.0%	17.9%	3,876
Adjusted EBITDA	1,349	1,190	1,068	13.4%	26.4%	958
Adjusted EBITDA/Revenues	26.9%	25.2%	25.1%			24.7%
Reported EBITDA	1,222	1,156	1,046	5.7%	16.9%	958
Operating income	276		275		0.2%	374
CAPEX	1,086	1,100	864	(1.3)%	25.7%	585
CAPEX/Revenues	21.7%	23.3%	20.3%			15.1%
Telecommunications licenses	51	25	25	102.5%	102.5%	2
Average number of employees	6,401	6,474	5,144	(1.1)%	24.4%	3,825

(1) See Section 4.3.5.1 Data on a comparable basis.

4.3.3.2.1.1  Revenues - Spain

2016 vs. 2015

Revenues in Spain totaled 5,014 million euros in 2016, up 17.9% on a historical basis and 6.0% on a comparable basis compared with 2015.

On a historical basis, the 761 million euro increase in revenues in Spain between 2015 and 2016 stemmed from i) the favorable impact of changes in the scope of consolidation and other changes amounting to 478 million euros corresponding to the acquisition of Jazztel, following its takeover on July 1, 2015, and ii) organic change on a comparable basis representing a 283 million euro increase.

On a comparable basis, the 283 million euro increase in revenues in Spain between 2015 and 2016 was largely attributable to i) the increase in mobile service revenues, due mainly to the impact of price and commercial repositioning (development of convergence offers and the end of migration to SIM-only offers) and the expansion of the mobile customer base, and ii) growth in revenues from fixed services, largely driven by the development of fiber optic offers and content offers.

Mobile services

Revenues from Mobile services amounted to 2,630 million euros in 2016, up 9.5% on a historical basis and 7.7% on a comparable basis compared with 2015.

On a comparable basis, the 188 million euro increase in revenues from mobile services between the two periods was attributable mainly to new improved contract offers launched at the end of 2015, related to the deployment of 4G, which contributed to improving mobile ARPU, and the ongoing growth in the mobile customer base.

At December 31, 2016, the mobile customer base stood at 15.9 million customers, up 4.4% compared with December 31, 2015, on a comparable basis. Offers with contracts totaled 12.7 million customers at December 31, 2016, up 5.8% year-on-year, whereas prepaid offers (amounting to 3.2 million customers at December 31, 2016) recorded a 0.9% decline over the same period.

Fixed services

Revenues from fixed services totaled 1,872 million euros in 2016, up 36.2% on a historical basis and 5.0% on a comparable basis compared with 2015.

On a comparable basis, the 89 million euro increase in revenues from fixed services was driven by growth in revenues from fixed broadband services, which rose 9.2% between the two periods. The fixed broadband customer base stood at 3.9 million customers at December 31, 2016, up by 5.0% year-on-year, on a comparable basis. Convergence offers now represent 84% of the retail fixed broadband customer base at December 31, 2016. Digital TV offers have also seen rapid growth with 507,000 IPTV and satellite TV customers at December 31, 2016, driven by content offers, such as soccer championship broadcasts.

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2015 vs. 2014

In Spain, revenues totaled 4,253 million euros in 2015, up 9.7% on a historical basis and down 2.3% on a comparable basis compared with 2014.

On a historical basis, the 377 million euro increase in revenues in Spain between 2014 and 2015 was attributable to i) the favorable impact of changes in the scope of consolidation and other changes amounting to 479 million euros connected with the acquisition of Jazztel, following its takeover on July 1, 2015, ii) partially offset by organic change on a comparable basis representing a 102 million euro decline.

On a comparable basis, the 102 million euro decline in revenues in Spain between 2014 and 2015 was largely attributable to:

- the 114 million euro decline in mobile services revenues, due mainly to i) the impact of price and commercial repositioning (development of convergence offers and end of migration to SIM-only mobile offers), which offset the impact of the increase in the mobile customer base, and ii) the adverse effect of the fall in regulated prices;

- and the 60 million euro decline in mobile equipment sales;

- partially offset by the 75 million euro growth in fixed services revenues, resulting primarily from the 6.7% increase in the fixed broadband services customer base.

Mobile services

Revenues from mobile services totaled 2,403 million euros in 2015, down 3.6% on a historical basis and 4.5% on a comparable basis compared with 2014.

On a comparable basis mobile ARPU was down by 9.6% between December 31, 2014 and December 31, 2015. This change primarily reflects the impact of the growth in SIM-only offers, which represented 99% of mobile offers at December 31, 2015.

At December 31, 2015, the mobile customer base stood at 15.2 million customers, up 5.2% compared with December 31, 2014, on a comparable basis. Year-on-year, contract plans totaled 12.0 million customers at December 31, 2015, up by 7.0% over one year, while at the same time, prepaid offers (3.2 million customers at December 31, 2015) recorded a 1.0% decline on a comparable basis over the same period. There were 5.1 million 4G customers at end-December 2015.

Fixed services

Revenues from fixed services totaled 1,375 million euros in 2015, up 54.9% on a historical basis and 5.7% on a comparable basis compared with 2014.

On a comparable basis, this improvement was buoyed by the growth in revenues from fixed broadband services, which rose 7.2% year-on-year. The fixed broadband customer base stood at 3.8 million customers at December 31, 2015, up by 6.7% year-on-year, on a comparable basis.

4.3.3.2.1.2  Adjusted EBITDA - Spain

2016 vs. 2015

In Spain, adjusted EBITDA totaled 1,349 million euros in 2016, up 26.4% on a historical basis and 13.4% on a comparable basis compared with 2015.

On a historical basis, the 281 million euro increase in adjusted EBITDA in Spain between 2015 and 2016 was attributable to i) the favorable impact of changes in the scope of consolidation and other changes amounting to 122 million euros corresponding to the acquisition of Jazztel, following its takeover on July 1, 2015, and ii) organic change on a comparable basis representing a 159 million euro increase.

On a comparable basis, the 159 million euro increase in adjusted EBITDA in Spain between 2015 and 2016 was due to the 283 million euro increase in revenues, partially offset by the increase in commercial expenses and content costs, primarily as a result of the recognition, in 2016, of football-related rights, and offer enhancement.

2015 vs. 2014

In Spain, adjusted EBITDA totaled 1,068 million euros in 2015, up 11.5% on a historical basis and down 0.3% on a comparable basis compared with 2014.

On a historical basis, the 110 million euro increase in adjusted EBITDA in Spain between 2014 and 2015 was attributable to i) the favorable impact of changes in the scope of consolidation and other changes amounting to 114 million euros connected with the acquisition of Jazztel, following its takeover on July 1, 2015, ii) partially offset by organic change on a comparable basis representing a 4 million euro decline.

On a comparable basis, the 4 million euro decline in adjusted EBITDA in Spain between 2014 and 2015 was largely due to the fact that the decline in revenues was almost wholly offset by the decline in external purchases, driven by lower commercial expenses (mainly handset purchases and retail fees and commission).

4.3.3.2.1.3  Operating income - Spain

2016 vs. 2015

Operating income in Spain was 276 million euros in 2016, a modest 0.2% (1 million euros) up on 2015 on a historical basis.

On a historical basis, the stability in operating income in Spain between 2015 and 2016 was due to the fact that the 281 million euro increase in adjusted EBITDA was offset by:

- the 175 million euro increase in depreciation and amortization, primarily due to i) the Jazztel acquisition, following its takeover on July 1, 2015, and ii) recent investment on the rollout of very high-speed fixed and mobile broadband (FTTH and 4G) networks;

- and the 105 million euro increase in restructuring and integration costs (see Note 5.3 to the consolidated financial statements), primarily relating to employee redundancy plans and the cost of integrating Jazztel.

2015 vs. 2014

Operating income in Spain amounted to 275 million euros in 2015, down 26.4% (99 million euros) compared with 2014 on a historical basis.

On a historical basis, the 99 million euro reduction in operating income in Spain between 2014 and 2015 was attributable to i) the 187 million euro increase in depreciation and amortization, due mainly to the Jazztel acquisition, following its takeover on July 1, 2015, and the start of 4G license amortization in 2015, and ii) the recognition, in 2015, of 22 million euros in restructuring and integration costs, iii) partially offset by the 110 million euro increase in adjusted EBITDA.

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4.3.3.2.1.4  CAPEX - Spain

2016 vs. 2015

In Spain, CAPEX totaled 1,086 million euros in 2016, up 25.7% on a historical basis and down 1.3% on a comparable basis compared with 2015.

On a historical basis, the 222 million increase in CAPEX in Spain between 2015 and 2016 was attributable to i) the favorable impact of changes in the scope of consolidation and other changes amounting to 236 million euros connected with the acquisition of Jazztel, following its takeover on July 1, 2015, and ii) organic change on a comparable basis representing a 14 million euro decrease.

On a comparable basis, Spain’s CAPEX fell 14 million euros between the two periods.

2015 vs. 2014

In Spain, CAPEX totaled 864 million euros in 2015, up 47.6% on a historical basis and 5.3% on a comparable basis compared with 2014.

On a historical basis, the 279 million increase in CAPEX in Spain between 2014 and 2015 was attributable to i) the favorable impact of changes in the scope of consolidation and other changes amounting to 236 million euros connected with the acquisition of Jazztel, following its takeover on July 1, 2015, and ii) organic change on a comparable basis representing a 43 million euro increase.

On a comparable basis, the 43 million euro increase in CAPEX in Spain between 2014 and 2015 was largely attributable to increased investment on very high-speed fixed broadband networks (joint fiber optic rollout with Vodafone).

4.3.3.2.1.5  Acquisitions of telecommunication licenses - Spain

Acquisitions of telecommunication licenses in Spain amounted to i) in 2016, 51 million euros for the acquisition of 4G frequency blocks in the 2,600 MHz and 3,500 MHz bands, ii) in 2015, 25 million euros for the tax on the commencement of the 4G license in the 800 MHz frequency band and iii) in 2014, 2 million euros.

4.3.3.2.1.6  Additional information - Spain

Spain	2016	2015	2015	Var. (in %)	Var. (in %)	2014
(at December 31)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Revenues (2) (3)	5,014	4,731	4,253	6.0%	17.9%	3,876
Mobile services	2,630	2,442	2,403	7.7%	9.5%	2,492
Mobile equipment sales	508	491	470	3.4%	8.0%	489
Fixed services	1,872	1,783	1,375	5.0%	36.2%	888
Other revenues	4	15	5	(77.7)%	(38.8)%	7
Mobile services
Number of mobile customers (4) (5)	15,918	15,248	15,248	4.4%	4.4%	12,613
Number of contract customers	12,723	12,023	12,023	5.8%	5.8%	9,399
Number of prepaid customers	3,196	3,225	3,225	(0.9)%	(0.9)%	3,214
Mobile ARPU (in euros) (3)	13.7	n/a	13.7	n/a	-	15.6
Fixed services
Number of fixed broadband service customers (4)	3,940	3,753	3,753	5.0%	5.0%	1,965
Fixed broadband ARPU (in euros) (3)	31.4	n/a	29.2	n/a	7.5%	27.9

(1) See Section 4.3.5.1 Data on a comparable basis.

(2) In millions of euros. Breakdown of revenues in external data (see Section 8 Financial glossary).

(3) See Section 8 Financial glossary.

(4) In thousands. At end of period.

(5) Excluding customers of Mobile Virtual Network Operators (MVNOs).

4.3.3.2.2   Poland

Poland	2016	2015	2015	Var. (in %)	Var. (in %)	2014
(at December 31, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Revenues	2,644	2,710	2,831	(2.4)%	(6.6)%	2,918
Adjusted EBITDA	725	807	842	(10.2)%	(13.9)%	922
Adjusted EBITDA/Revenues	27.4%	29.8%	29.7%			31.6%
Reported EBITDA	725	785	820	(7.7)%	(11.6)%	994
Operating income	(405)		136		n/a	259
CAPEX	455	444	463	2.4%	(1.9)%	418
CAPEX/Revenues	17.2%	16.4%	16.4%			14.3%
Telecommunications licenses	719	-	-	-	-	90
Average number of employees	16,424	17,584	17,703	(6.6)%	(7.2)%	19,094

(1) See Section 4.3.5.1 Data on a comparable basis.

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4.3.3.2.2.1  Revenues - Poland

2016 vs. 2015

Revenues in Poland totaled 2,644 million euros in 2016, down 6.6% on a historical basis and 2.4% on a comparable basis compared with 2015.

On a historical basis, the 187 million euro decline in revenues in Poland between 2015 and 2016 was attributable to i) the negative impact of foreign exchange fluctuations for 117 million euros, in view of the movement of the Polish zloty against the euro, ii) the adverse impact of changes in the scope of consolidation and other changes amounting to 4 million euros, and iii) organic change on a comparable basis representing a 66 million euro decline in revenues.

On a comparable basis, the 66 million euro decline in revenues in Poland between 2015 and 2016 was mainly attributable to i) the downward trend in traditional telephony services and, to a lesser extent, ii) the drop in other revenues (Section 8 Financial glossary), linked to the completion of infrastructure projects and the fall in revenues from information and communication technologies, and iii) the contraction in mobile services, due to the growth of SIM-only mobile offers and convergence offers, iv) partially offset by the sharp increase in mobile equipment sales, driven by the sale of mobile handsets on installment plans.

Mobile services

Revenues from Mobile services totaled 1,222 million euros in 2016, down 7.0% on a historical basis and 2.6% on a comparable basis compared with 2015.

On a comparable basis, the 33 million euro decline in revenues from mobile services was largely attributable to growth in attractively-priced convergence offers, increased installment plan offers, and the expansion in SIM-only mobile offers.

The mobile customer base stood at 16.0 million customers at December 31, 2016, up by 0.5% year-on-year.

Fixed services

Revenues from fixed services totaled 1,068 million euros in 2016, down 12.1% on a historical basis and 8.4% on a comparable basis compared with 2015.

On a comparable basis, the 12.6% fall in revenues from fixed services compared with 2015, representing 99 million euros, reflects the downward trend in revenues from fixed narrowband services.

The fixed broadband customer base recorded a 4.3% decrease over the year, totaling 2.0 million customers at December 31, 2016. Convergence offers have grown and now represent 32% of the Retail fixed broadband customer base at December 31, 2016. In addition, the number of VoIP service customers recorded 7.8% growth over the year to 664,000 customers at December 31, 2016.

2015 vs. 2014

Revenues in Poland totaled 2,831 million euros in 2015, down 3.0% on a historical basis and 2.9% on a comparable basis compared with 2014.

On a historical basis, the 87 million euro decline in revenues in Poland between 2014 and 2015 was attributable to i) the adverse impact of changes in the scope of consolidation and other changes amounting to 4 million euros and ii) organic change on a comparable basis representing an 83 million euro decline in revenues.

On a comparable basis, the 83 million euro decline in revenues in Poland between 2014 and 2015 was largely attributable to i) the decline in traditional telephony services and the contraction in mobile services in a highly competitive market, ii) partially offset by the sharp increase in mobile equipment sales, driven by the sale of handsets on installment plans, which have been on the market since the second quarter of 2014.

Mobile services

Revenues from mobile services totaled 1,314 million euros in 2015, down 3.7% on a historical basis and 3.8% on a comparable basis compared with 2014.

On a comparable basis, the 52 million euro decline in revenues from mobile services was largely attributable to the impact of price reductions, growth in convergence offers, competitive pressures and, to a lesser extent, the effect of the fall in regulated prices.

The mobile customer base stood at 15.9 million customers at December 31, 2015, up by 1.8% year-on-year.

Fixed services

Revenues from fixed services totaled 1,215 million euros in 2015, down 7.9% on both a historical and a comparable basis compared with 2014.

On a comparable basis, the 12.0% fall in revenues from fixed services compared with 2014, representing 104 million euros, reflects the downward trend in revenues from fixed narrowband services.

The fixed broadband customer base recorded a 6.1% decrease over the year, totaling 2.1 million customers at December 31, 2015. The number of VoIP service customers recorded 11.0% growth over the year to 616,000 customers at December 31, 2015. At the same time, the number of digital television customers increased by 5.1% between December 31, 2014 and December 31, 2015, and reached 787,000 customers.

4.3.3.2.2.2  Adjusted EBITDA - Poland

2016 vs. 2015

Adjusted EBITDA in Poland was 725 million euros in 2016, down 13.9% on a historical basis and 10.2% on a comparable basis compared with 2015.

On a historical basis, the 117 million euros decrease in adjusted EBITDA in Poland between 2015 and 2016 can be attributed to i) the adverse impact of foreign exchange fluctuations for 35 million euros, and ii) organic change on a comparable basis representing a 82 million euro decline in adjusted EBITDA.

On a comparable basis, the 82 million euro decline in adjusted EBITDA in Poland between 2015 and 2016 was mainly attributable to i) the 66 million euro decline in revenues, and ii) the increase in service fees and inter-operator costs, iii) partially offset by lower labor expenses.

2015 vs. 2014

Adjusted EBITDA in Poland was 842 million euros in 2015, down 8.7% on a historical basis and 8.6% on a comparable basis compared with 2014.

On a historical basis, the 80 million euro decrease in adjusted EBITDA in Poland between 2014 and 2015 can be attributed to i) the adverse impact of changes in the scope of consolidation and other changes for 1 million euros, and ii) organic change on a comparable basis representing a 79 million euro decline in adjusted EBITDA.

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On a comparable basis, the 79 million euro decline in adjusted EBITDA in Poland between 2014 and 2015 was mainly attributable to the 83 million euro decline in revenues. Between the two periods, the operating expenses included in the calculation of adjusted EBITDA were broadly stable, the increase in commercial expenses (primarily handset purchases) being largely offset by i) the reduction in labor expenses, mainly resulting from the lower average number of employees (full-time equivalents) and ii) the decline in other operating expenses.

4.3.3.2.2.3  Operating income - Poland

2016 vs. 2015

Operating income in Poland was minus 405 million euros in 2016, down 541 million euros on 2015 on a historical basis.

On a historical basis, the 541 million euro decrease in operating income in Poland between 2015 and 2016 was largely attributable to:

- the recognition, in 2016, of 507 million euros in impairment loss of goodwill. This impairment loss mainly reflects a decline in competitiveness in the ADSL market, a downgrading of revenue assumptions in the mobile market and an increase in the post-tax discount rate due to the downgrading of the country’s sovereign rating by the rating agencies (see Note 7 to the consolidated financial statements);

- and the 117 million euro fall in adjusted EBITDA;

- partially offset by the 64 million euro reduction in depreciation and amortization.

2015 vs. 2014

Operating income in Poland amounted to 136 million euros in 2015, down 47.4% (123 million euros) compared with 2014 on a historical basis.

On a historical basis, the 123 million euro decline in operating income in Poland between 2014 and 2015 was largely attributable to i) the 80 million euro reduction in adjusted EBITDA, ii) the counter-effect of the recognition, in 2014, of a 72 million euro gain on the disposal of Wirtualna Polska, and iii) the recognition, in 2015, of 31 million euros in restructuring and integration costs, iv) partially offset by the 44 million euro fall in depreciation and amortization.

4.3.3.2.2.4  CAPEX - Poland

2016 vs. 2015

In Poland, CAPEX totaled 455 million euros in 2016, down 1.9% on a historical basis and up 2.4% on a comparable basis compared with 2015.

On a historical basis, the 8 million euro decline in CAPEX in Poland between 2015 and 2016 reflected i) the adverse impact of foreign exchange fluctuations for 19 million euros, ii) more than offset by organic change on a comparable basis, i.e. a 11 million euro increase.

On a comparable basis, the 11 million euro increase in CAPEX in Poland between 2015 and 2016 was largely attributable to increased investment on the very high-speed fixed and mobile broadband networks (FTTH and 4G, see Section 4.3.1.3 Significant events).

2015 vs. 2014

In Poland, CAPEX totaled 463 million euros in 2015, up 10.8% compared with 2014 on both a historical basis and a comparable basis.

On both a historical basis and a comparable basis, the 45 million euro increase in CAPEX in Poland between 2014 and 2015 was mainly attributable to the increased investment on very high-speed fixed broadband networks (vDSL and FTTH).

4.3.3.2.2.5  Acquisitions of telecommunication licenses - Poland

In 2016, acquisitions of telecommunication licenses in Poland amounted to 719 million euros and consisted of the acquisition of two 5 MHz frequency blocks in the 800 MHz band and three 5 MHz frequency blocks in the 2,600 MHz band, allocated to the very high-speed mobile broadband (4G) network.

In 2015, no telecommunication license acquisition was recognized in Poland.

In 2014, acquisitions of telecommunication licenses in Poland amounted to 90 million euros for the renewal of 2G licenses.

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4.3.3.2.2.6  Additional information - Poland

Poland	2016	2015	2015	Var. (in %)	Var. (in %)	2014
(at December 31)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Revenues (2) (3)	2,644	2,710	2,831	(2.4)%	(6.6)%	2,918
Mobile services	1,222	1,255	1,314	(2.6)%	(7.0)%	1,365
Mobile equipment sales	249	147	154	69.0%	62.0%	102
Fixed services	1,068	1,167	1,215	(8.4)%	(12.1)%	1,319
Other revenues	105	141	148	(26.1)%	(29.2)%	132
Mobile services
Number of mobile customers (4) (5)	15,990	15,906	15,906	0.5%	0.5%	15,629
Number of contract customers	9,453	8,361	8,361	13.1%	13.1%	7,679
Number of prepaid customers	6,537	7,545	7,545	(13.4)%	(13.4)%	7,951
Mobile ARPU (in zlotys) (3)	28.4	30.3	30.3	(6.3)%	(6.3)%	31.5
Fixed services
Number of fixed telephone lines (4)	4,695	5,156	5,156	(9.0)%	(9.0)%	5,710
Number of fixed broadband service customers (4)	2,015	2,105	2,105	(4.3)%	(4.3)%	2,241
Fixed broadband ARPU (in zlotys) (3)	60.2	61.2	61.2	(1.6)%	(1.6)%	60.4

(1) See Section 4.3.5.1 Data on a comparable basis.

(2) In millions of euros. Breakdown of revenues in external data (see Section 8 Financial glossary).

(3) See Section 8 Financial glossary.

(4) In thousands. At end of period.

(5) Excluding customers of Mobile Virtual Network Operators (MVNOs).

4.3.3.2.3   Belgium & Luxembourg

Belgium & Luxembourg	2016	2015	2015	Var. (in %)	Var. (in %)	2014
(at December 31, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Revenues	1,242	1,235	1,235	0.5%	0.5%	1,249
Adjusted EBITDA	316	276	276	14.4%	14.4%	274
Adjusted EBITDA/Revenues	25.4%	22.3%	22.3%			22.0%
Reported EBITDA	317	321	321	(1.3)%	(1.3)%	255
Operating income	113		119		(4.7)%	(168)
CAPEX	168	193	193	(13.2)%	(13.2)%	215
CAPEX/Revenues	13.5%	15.6%	15.6%			17.2%
Telecommunications licenses	-	76	76	n/a	n/a	-
Average number of employees	1,616	1,564	1,564	3.3%	3.3%	1,620

(1) See Section 4.3.5.1 Data on a comparable basis.

4.3.3.2.3.1  Revenues - Belgium & Luxembourg

2016 vs. 2015

Revenues in Belgium & Luxembourg totaled 1,242 million euros in 2016, up 0.5% on 2015 on both a historical basis and a comparable basis.

Mobile services

Revenues from mobile services totaled 1,021 million euros in 2016, up 1.4% on 2015 on both a historical basis and a comparable basis, despite the impact of the lowering of international roaming tariffs in Europe.

On both a historical basis and a comparable basis, the 15 million euro increase in revenues from Mobile services between the two periods was mainly attributable to the sharp growth in mobile data traffic, driven by the rapid uptake of 4G technology. There were 1.5 million 4G customers at December 31, 2016, accounting for 45.8% of offers with contracts. Mobile ARPU in Belgium showed 2.7% year-on-year growth, as customers migrated to high-end contracts on account of their demand for data traffic.

Fixed services

Revenues from Fixed services totaled 73 million euros in 2016, down 8.6% on 2015 on both a historical basis and a comparable basis.

On both a historical basis and a comparable basis, the 7 million euro decline in revenues from fixed services reflects the downward trend in revenues from fixed narrowband services (down 23.5%) between the two periods.

There were 60,000 fixed broadband customers at December 31, 2016, up 86.7% year-on-year, driven by the increase in the number of IPTV and satellite TV customers and the commercial launch of the convergence offers through the cable offering.

2015 vs. 2014

In Belgium & Luxembourg, revenues totaled 1,235 million euros in 2015, down 1.1% compared with 2014 on both a historical basis and a comparable basis.

On both a historical basis and a comparable basis, the 14 million euro decline in revenues in Belgium & Luxembourg between 2014 and 2015 was due to the effect of the fall in regulated prices of mobile services and lower revenues from fixed services.

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Mobile services

Revenues from mobile services totaled 1,006 million euros in 2015, down 1.3% on both a historical and a comparable basis compared with 2014.

On both a historical basis and a comparable basis, the 13 million euro decline in revenues from mobile services between 2014 and 2015 is mainly explained by the effect of the fall in regulated prices. Excluding this effect, revenues from mobile services would have been stable between the two periods. Revenues from mobile services benefited significantly from sharp growth in mobile data traffic, driven by the rapid uptake of 4G technology. There were 1 million 4G customers at December 31, 2015, accounting for 31.4% of offers with contracts. Mobile ARPU in Belgium rose 1.3%.

Fixed services

Revenues from fixed services totaled 80 million euros in 2015, down 13.8% on both a historical and a comparable basis compared with 2014.

On a comparable basis, the 12 million euro decline in revenues from fixed services reflects the downward trend in revenues from fixed broadband services (down 33.0%) and fixed narrowband services (down 13.5%) between 2014 and 2015.

The fixed broadband customer base recorded a 16.2% decrease over the year, totaling 32,000 customers at December 31, 2015.

4.3.3.2.3.2  Adjusted EBITDA - Belgium & Luxembourg

2016 vs. 2015

Adjusted EBITDA in Belgium & Luxembourg totaled 316 million euros in 2016, up 14.4% on 2015 on both a historical basis and a comparable basis.

On both a historical basis and a comparable basis, the 40 million euro increase in adjusted EBITDA in Belgium & Luxembourg between 2015 and 2016 was mainly attributable to the effects of the Walloon tax on pylons (provisions in 2015, reversals of provisions and agreement with the Walloon government in 2016) for 36 million euros between the two periods and, to a lesser extent, the increase in revenues.

2015 vs. 2014

In Belgium & Luxembourg, adjusted EBITDA totaled 276 million euros in 2015, up 0.4% compared with 2014 on both a historical basis and a comparable basis.

On both a historical basis and a comparable basis, the 2 million euro increase in adjusted EBITDA in Belgium & Luxembourg between 2014 and 2015 was mainly attributable to the fact that the decline in revenues was broadly offset by the fall in service fees and inter-operator costs.

4.3.3.2.3.3  Operating income - Belgium & Luxembourg

2016 vs. 2015

Operating income of Belgium & Luxembourg totaled 113 million euros in 2016, down 4.7% (6 million euros), compared with 2015 on a historical basis.

On a historical basis, the 6 million euro reduction in operating income in Belgium & Luxembourg was primarily attributable to i) the counter-effect of the recognition, in 2015, of the 54 million euro compensation received from Proximus following the settlement of a certain number of disputes, ii) partially offset by the 40 million euro increase in adjusted EBITDA.

2015 vs. 2014

In Belgium & Luxembourg, operating income stood at 119 million euros in 2015, an improvement of 287 million euros on a historical basis compared with 2014.

On a historical basis, the 287 million euro increase in operating income in Belgium & Luxembourg between 2014 and 2015 was mainly attributable to:

- the counter-effect of the recognition of a 229 million euro impairment loss for Belgium in 2014. This impairment loss reflects the increased tax burden and lower revenues in the Enterprise services segment (see Note 7 to the consolidated financial statements);

- and the recognition, in 2015, of the 54 million euros in compensation received from Proximus following the settlement of a series of disputes.

4.3.3.2.3.4  CAPEX - Belgium & Luxembourg

2016 vs. 2015

In Belgium & Luxembourg, CAPEX totaled 168 million euros in 2016, down 13.2% compared with 2015 on both a historical basis and a comparable basis.

On both a historical basis and a comparable basis, the 25 million euro decline in CAPEX in Belgium & Luxembourg between the two periods was mainly due to lower investment in mobile networks, following the major investments made in 2015. 4G coverage had reached 99.6% of the population at December 31, 2016.

2015 vs. 2014

In Belgium & Luxembourg, CAPEX totaled 193 million euros in 2015, down 10.3% compared with 2014 on both a historical basis and a comparable basis.

On both a historical basis and a comparable basis, the 22 million euro reduction in CAPEX in Belgium & Luxembourg between 2014 and 2015 was mainly attributable to the lower investment in very high-speed broadband mobile networks (4G), following the major investments made in 2014.

4.3.3.2.3.5  Acquisitions of telecommunication licenses - Belgium & Luxembourg

No telecommunication licenses were acquired in Belgium & Luxembourg in 2016 and 2014.

In 2015, acquisitions of telecommunication licenses in Belgium & Luxembourg amounted to 76 million euros and involved the renewal of 2G licenses.

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4.3.3.2.3.6  Additional information - Belgium & Luxembourg

Belgium & Luxembourg	2016	2015	2015	Var. (in %)	Var. (in %)	2014
(at December 31)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Revenues (2) (3)	1,242	1,235	1,235	0.5%	0.5%	1,249
Mobile services	1,021	1,006	1,006	1.4%	1.4%	1,019
Mobile equipment sales	122	128	128	(5.0)%	(5.0)%	131
Fixed services	73	80	80	(8.6)%	(8.6)%	92
Other revenues	26	21	21	24.3%	24.3%	7
Mobile services
Number of mobile customers (4) (5)	3,956	4,033	4,033	(1.9)%	(1.9)%	4,041
Number of contract customers	3,225	3,194	3,194	1.0%	1.0%	3,153
Number of prepaid customers	731	839	839	(12.8)%	(12.8)%	888
Mobile ARPU - Belgium (in euros) (3)	24.5	23.9	23.9	2.7%	2.7%	23.6
Fixed services
Number of fixed telephone lines (4)	159	195	195	(18.7)%	(18.7)%	218
Number of fixed broadband service customers (4)	60	32	32	86.7%	86.7%	38

(1) See Section 4.3.5.1 Data on a comparable basis.

(2) In millions of euros. Breakdown of revenues in external data (see Section 8 Financial glossary).

(3) See Section 8 Financial glossary.

(4) In thousands. At end of period.

(5) Excluding customers of Mobile Virtual Network Operators (MVNOs).

4.3.3.2.4   Central European countries

Central European countries	2016	2015	2015	Var. (in %)	Var. (in %)	2014
(at December 31, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Revenues	1,648	1,616	1,648	1.9%	(0.0)%	1,760
Adjusted EBITDA	554	551	554	0.6%	0.1%	637
Adjusted EBITDA/Revenues	33.6%	34.1%	33.6%			36.2%
Reported EBITDA	537	551	546	(2.5)%	(1.7)%	885
Operating income	202		188		7.2%	575
CAPEX	251	258	263	(2.7)%	(4.6)%	279
CAPEX/Revenues	15.2%	15.9%	16.0%			15.8%
Telecommunications licenses	9	12	13	(27.0)%	(30.7)%	326
Average number of employees	5,215	4,969	5,246	4.9%	(0.6)%	5,850

(1) See Section 4.3.5.1 Data on a comparable basis.

4.3.3.2.4.1  Revenues - Central European countries

2016 vs. 2015

Revenues in the Central European countries totaled 1,648 million euros in 2016, unchanged on a historical basis and up 1.9% on a comparable basis compared with 2015.

On a historical basis, the stability of revenues in the Central European countries between 2015 and 2016 was due to i) the adverse impact of changes in the scope of consolidation and other changes amounting to 26 million euros and corresponding to the disposal of Orange Armenia on September 3, 2015, ii) the negative effect of foreign exchange fluctuations, totaling 6 million euros, iii) offset by organic change on a comparable basis, representing revenue growth of 32 million euros.

On a comparable basis, the 32 million euro increase in revenues in the Central European countries between 2015 and 2016 was mainly attributable to i) the 39 million euro growth in revenues in Romania, mainly due to the increase in the mobile customer base and the mobile ARPU, ii) partially offset by the decline in revenues in Slovakia and Moldova.

The mobile customer base in the Central European countries was 15.1 million at December 31, 2016, a 0.4% year-on-year decline, on a comparable basis. The number of contract customers (8.2 million customers at December 31, 2016) grew by 4.2% on a comparable basis and accounted for 54.1% of the mobile customer base at December 31, 2016 as compared to 51.7% a year earlier.

The fixed broadband customer base stood at 212,000 customers at December 31, 2016, up 35.7% over the year, and mainly reflects the strong performance in Slovakia.

2015 vs. 2014

Revenues in the Central European countries totaled 1,648 million euros in 2015, down 6.3% on a historical basis and up 1.4% on a comparable basis compared with 2014.

On a historical basis, the 112 million euro decline in revenues in the Central European countries between 2014 and 2015 was attributable to i) the adverse impact of changes in the scope of consolidation and other changes amounting to 122 million euros and connected with the disposal of Orange Dominicana on April 9, 2014, for 107 million euros, and the disposal of Orange Armenia on September 3, 2015, for 15 million euros, ii) the negative effect of foreign exchange fluctuations, totaling 13 million euros, iii) partially offset by organic change on a comparable basis, representing revenue growth of 23 million euros.

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On a comparable basis, the 23 million euro increase in revenues in the Central European countries between 2015 and 2014 was mainly attributable to the 39 million euro growth in revenues in Romania, partially offset by the 20 million euro decline in revenues in Slovakia. The effect of the fall in regulated prices was significant in these two countries.

The mobile customer base in the Central European countries was 15.2 million at December 31, 2015, a 2.4% year-on-year decline, on a comparable basis. There were 7.9 million customers with contracts, up 4.7% and accounting for 51.9% of the mobile customer base at December 31, 2015, compared with 48.0% a year earlier.

The fixed broadband customer base stood at 156,000 customers at December 31, 2015, up 16.4% over the year, and mainly reflects the strong performance in Slovakia.

4.3.3.2.4.2  Adjusted EBITDA - Central European countries

2016 vs. 2015

The adjusted EBITDA in the Central European countries totaled 554 million euros in 2016, unchanged on a historical basis and up 0.6% on a comparable basis compared with 2015.

On a historical basis, the stability of the adjusted EBITDA in the Central European countries between 2015 and 2016 was attributable to i) the negative effect of foreign exchange fluctuations for 2 million euros, ii) the adverse impact of changes in the scope of consolidation and other changes amounting to 1 million euros, ii) offset by organic change on a comparable basis, representing a 3 million euro increase in adjusted EBITDA.

On a comparable basis, the 3 million euro increase in adjusted EBITDA in the Central European countries between 2015 and 2016 was mainly due to the higher revenues, partially offset by the increase in external purchases, largely attributable to the growth in service fees and inter-operator costs and the higher commercial expenses, primarily in Romania.

2015 vs. 2014

Adjusted EBITDA in the Central European countries totaled 554 million euros in 2015, down 13.1% on a historical basis and 5.9% on a comparable basis compared with 2014.

On a historical basis, the 83 million euro decline in adjusted EBITDA in the Central European countries between 2014 and 2015 was attributable to i) the adverse impact of changes in the scope of consolidation and other changes amounting to 41 million euros and connected with the disposal of Orange Dominicana on April 9, 2014, ii) the negative effect of foreign exchange fluctuations, totaling 7 million euros, and iii) organic change on a comparable basis, representing a 35 million euro decline in adjusted EBITDA.

On a comparable basis, the 35 million euro decline in adjusted EBITDA in the Central European countries between 2014 and 2015 was largely attributable to i) the increase in commercial expenses, primarily in Romania, connected with the increase in handset purchases and other products sold, ii) partially offset by the increase in revenues.

4.3.3.2.4.3  Operating income - Central European countries

2016 vs. 2015

Operating income in the Central European countries was 202 million euros in 2016, up 7.2% (14 million euros) on 2015 on a historical basis.

On a historical basis, the 14 million euro increase in operating income in the Central European countries between 2015 and 2016 was mainly attributable to i) the counter-effect of the recognition, in 2015, of 27 million euros in impairment loss of fixed assets for Armenia (see Note 8.2 to the consolidated financial statements), ii) partially offset by the 9 million euro increase in the expense connected with the review of the investments and business portfolio.

2015 vs. 2014

Operating income in the Central European countries totaled 188 million euros in 2015, down 67.3% (387 million euros) on a historical basis compared with 2014.

On a historical basis, the 387 million euro decline in operating income in the Central European countries between 2014 and 2015 was mainly attributable to i) the counter-effect of the recognition, in 2014, of a 280 million euro gain on the disposal of Orange Dominicana, ii) the 83 million euro decline in adjusted EBITDA, and iii) the recognition, in 2015, of 27 million euros in impairment loss of fixed assets for Armenia (see Note 8.2 to the consolidated financial statements).

4.3.3.2.4.4  CAPEX - Central European countries

2016 vs. 2015

CAPEX in the Central European countries totaled 251 million euros in 2016, down 4.6% on a historical basis and 2.7% on a comparable basis compared with 2015.

On a historical basis, the 12 million euro reduction in CAPEX in Central European countries between 2015 and 2016 was attributable to i) the adverse impact of changes in the scope of consolidation and other changes amounting to 4 million euros and related to the disposal of Orange Armenia on September 3, 2015, ii) the negative effect of foreign exchange fluctuations, totaling 1 million euros, and iii) organic change on a comparable basis, representing a 7 million euro decline in CAPEX.

On a comparable basis, CAPEX in the Central European countries fell 7 million euros between 2015 and 2016, primarily in Romania.

2015 vs. 2014

CAPEX in the Central European countries totaled 263 million euros in 2015, down 5.6% on a historical basis and 0.5% on a comparable basis compared with 2014.

On a historical basis, the 16 million euro decline in CAPEX in the Central European countries between 2014 and 2015 was mainly attributable to the adverse impact of changes in the scope of consolidation and other changes amounting to 14 million euros and connected with i) the disposal of Orange Dominicana on April 9, 2014, for 9 million euros, and ii) the disposal of Orange Armenia on September 3, 2015, for 5 million euros.

On a comparable basis, CAPEX in the Central European countries was broadly unchanged between 2014 and 2015.

4.3.3.2.4.5  Acquisitions of telecommunication licenses - Central European countries

Acquisitions of telecommunication licenses in Central European countries involved Romania in 2016 for 9 million euros and Moldova in 2015 for 13 million euros on a historical basis.

In 2014, acquisitions of telecommunication licenses in the Central European countries amounted to 326 million euros and consisted of i) the capitalization of the fixed part of fees for the use of frequencies for universal licenses in Romania for 231 million euros, ii) the acquisition of a 4G license and the capitalization of the fixed part of fees for the use of frequencies in Slovakia for 66 million euros, and iii) the renewal of 2G licenses in Moldova for 29 million euros.

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4.3.3.2.4.6  Additional information - Central European countries

Central European countries	2016	2015	2015	Var. (in %)	Var. (in %)	2014
(at December 31)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Revenues (2) (3)	1,648	1,616	1,648	1.9%	(0.0)%	1,760
Mobile services	1,344	1,328	1,358	1.3%	(1.0)%	1,489
Mobile equipment sales	122	113	115	8.1%	6.3%	101
Fixed services	134	130	130	2.5%	2.4%	125
Other revenues	48	45	45	5.2%	4.6%	45
Mobile services
Number of mobile customers (4) (5)	15,146	15,212	15,212	(0.4)%	(0.4)%	16,225
Number of contract customers	8,193	7,860	7,860	4.2%	4.2%	7,785
Number of prepaid customers	6,954	7,352	7,352	(5.4)%	(5.4)%	8,440
Fixed services
Number of fixed broadband service customers (4)	212	156	156	35.7%	35.7%	134

(1) See Section 4.3.5.1 Data on a comparable basis.

(2) In millions of euros. Breakdown of revenues in external data (see Section 8 Financial glossary).

(3) See Section 8 Financial glossary.

(4) In thousands. At end of period.

(5) Excluding customers of Mobile Virtual Network Operators (MVNOs).

4.3.3.3   Africa & Middle-East

Africa & Middle-East	2016	2015	2015	Var. (in %)	Var. (in %)	2014
(at December 31, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Revenues	5,245	5,110	4,899	2.6%	7.1%	4,286
Adjusted EBITDA	1,658	1,674	1,667	(1.0)%	(0.5)%	1,403
Adjusted EBITDA/Revenues	31.6%	32.8%	34.0%			32.7%
Reported EBITDA	1,638	1,660	1,529	(1.3)%	7.2%	1,367
Operating income	68		463		(85.3)%	284
CAPEX	962	1,005	922	(4.2)%	4.3%	779
CAPEX/Revenues	18.3%	19.7%	18.8%			18.2%
Telecommunications licenses	742	264	217	181.4%	243.0%	57
Average number of employees	15,368	15,603	14,356	(1.5)%	7.1%	15,666

(1) See Section 4.3.5.1 Data on a comparable basis.

Africa & Middle-East continue to suffer political or economic instability and sometimes tax or regulatory pressures that could affect the business and results of Group subsidiaries and holdings, and may continue to affect them in the future. In some cases, these situations have led the Group to book impairments on its assets (see Notes 7, 8.2 and 10 to the consolidated financial statements). Particularly in the case of Egypt and the Democratic Republic of the Congo, the changing political and security picture, with knock-on economic effects, has an negative effect on the general business climate and in 2016 notably resulted in a sharp depreciation in the Egyptian pound and the Congolese franc (see Notes 4.3, 5.6, 7, 8, 11 and 12.2 to the consolidated financial statements). For further information on these risks factors, see Section 2.4 Risk factors.

4.3.3.3.1   Revenues - Africa & Middle-East

2016 vs. 2015

Revenues in Africa & Middle-East totaled 5,245 million euros in 2016, up 7.1% on a historical basis and 2.6% on a comparable basis compared with 2015.

On a historical basis, the 346 million euro increase in revenues in Africa & Middle-East between 2015 and 2016 was attributable to:

- on one hand:

- the favorable impact of changes in the scope of consolidation and other changes totaling 509 million euros and mainly including i) the full consolidation of Médi Télécom on July 1, 2015, following its takeover, for 249 million euros, and ii) the acquisition of entities in Africa in 2016 (Airtel in Burkina Faso and in Sierra Leone, Oasis (Tigo) in the Democratic Republic of the Congo, and Cellcom Telecommunications in Liberia, see Section 4.3.1.3 Significant events) for 261 million euros,

- partially offset by the negative effect of foreign exchange fluctuations in the amount of 298 million euros, primarily due to the performance of the Egyptian pound against the euro;

- and, on the other hand, organic change on a comparable basis, representing a 135 million euro increase in revenues.

On a comparable basis, the 135 million euro increase in revenues in Africa & Middle-East between 2015 and 2016 was primarily attributable to the growth in revenues of i) 46 million euros in Mali (mainly driven by outgoing voice and Orange Money), ii) 38 million euros in Egypt (with sharp growth in data traffic), iii) 38 million euros in Ivory Coast (mainly due to data traffic and Orange Money), and iv) 33 million euros in Guinea, v) partially offset by the 25 million euro decline in revenues in the Democratic Republic of the Congo.

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The mobile customer base in Africa & Middle-East stood at 120.7 million customers at December 31, 2016, down 0.3% on 2015 on a comparable basis. It was affected in 2016 by stricter customer identity check requirements for prepaid offers in a number of countries.

2015 vs. 2014

Revenues in Africa & Middle-East totaled 4,899 million euros in 2015, up 14.3% on a historical basis and 5.1% on a comparable basis compared with 2014.

On a historical basis, the 613 million euro increase in revenues in Africa & Middle-East between 2014 and 2015 was attributable to:

- the positive effect of foreign exchange fluctuations for 238 million euros, in light primarily of the performance of the Egyptian pound, the Jordanian dinar and the Guinean Franc against the euro;

- the favorable impact of changes in the scope of consolidation and other changes amounting to 135 million euros and primarily including i) the full consolidation of Médi Télécom on July 1, 2015, following its takeover, for 248 million euros, ii) partially offset by the review of the East Africa asset portfolio, with the disposal of Orange Uganda on November 11, 2014, and the accounting for Telkom Kenya under the equity method on December 31, 2014, following the recognition of loss of control, for 112 million euros;

- and the organic change on a comparable basis, representing a 240 million euro increase in revenues.

On a comparable basis, the 240 million euro increase in revenues in Africa & Middle-East between 2014 and 2015 was largely attributable to growth in revenues in i) Ivory Coast for 81 million euros, primarily from mobile services, ii) Egypt for 54 million euros, also with a sharp increase in mobile services, iii) the Democratic Republic of the Congo for 44 million euros, iv) Mali for 41 million euros, and v) Guinea for 33 million euros.

4.3.3.3.2   Adjusted EBITDA - Africa & Middle-East

2016 vs. 2015

Adjusted EBITDA in Africa & Middle-East totaled 1,658 million euros in 2016, down 0.5% on a historical basis and 1.0% on a comparable basis compared with 2015.

On a historical basis, the 9 million euro decline in adjusted EBITDA in Africa & Middle-East between 2015 and 2016 was attributable to:

- i) the negative effect of foreign exchange fluctuations totaling 103 million euros, primarily due to the performance of the Egyptian pound against the euro, ii) more than offset by the favorable impact of changes in the scope of consolidation and other changes totaling 110 million euros and mainly attributable to the full consolidation of Médi Télécom on July 1, 2015, following its takeover, for 88 million euros, and the acquisition of entities in Africa in 2016 (Airtel in Burkina Faso and in Sierra Leone, Oasis (Tigo) in the Democratic Republic of the Congo, and Cellcom Telecommunications in Liberia) for 23 million euros;

- and organic change on a comparable basis, representing a 16 million euro decline in adjusted EBITDA.

On a comparable basis, the 16 million euro decline in adjusted EBITDA in Africa & Middle-East between 2015 and 2016 was largely attributable to:

- the 116 million euro increase in external purchases, mainly attributable to the i) increase in service fees and inter-operator costs, and ii) the increase in outsourcing expenses relating to technical operation and maintenance, in line with the growth in revenues, traffic growth and network expansion, and iii) to a lesser extent, to the increase in real estate expenses;

- and the 40 million euro negative operational exchange rate effect due to the depreciation of the Egyptian pound between the two periods;

- largely offset by the 135 million euro growth in revenues.

2015 vs. 2014

Adjusted EBITDA in Africa & Middle-East totaled 1,667 million euros in 2015, up 18.8% on a historical basis, and 4.8% on a comparable basis compared with 2014.

On a historical basis, the 264 million euro increase in adjusted EBITDA in Africa & Middle-East between 2014 and 2015 was attributable to:

- the favorable impact of changes in the scope of consolidation and other changes amounting to 113 million euros and mainly including i) the full consolidation of Médi Télécom on July 1, 2015 for 77 million euros, and ii) the review of the East Africa asset portfolio, with the disposal of Orange Uganda on November 11, 2014 and the accounting for Telkom Kenya under the equity method on December 31, 2014, for 37 million euros;

- the positive effect of foreign exchange fluctuations for 75 million euros;

- and organic change on a comparable basis, representing a 76 million euro increase in adjusted EBITDA.

On a comparable basis, the 76 million euro increase in adjusted EBITDA in Africa & Middle-East between 2014 and 2015 was mainly attributable to growth in revenues, partially offset by:

- the increase in external purchases, primarily due to i) the increase in outsourcing expenses relating to technical operation and maintenance, resulting from traffic growth and network expansion, ii) higher service fees and inter-operator costs, iii) the increase in real estate expenses, and iv) higher commercial expenses;

- and the increase in other operating expenses.

4.3.3.3.3   Operating income - Africa & Middle-East

2016 vs. 2015

Operating income in Africa & Middle-East totaled 68 million euros in 2016, down 85.3% (395 million euros) on 2015 on a historical basis.

On a historical basis, the 395 million euro decline in operating income in Africa & Middle-East between 2015 and 2016 was largely attributable to:

- the recognition, in 2016, of 265 million euros in impairment loss of goodwill (see Note 7 to the consolidated financial statements) and 204 million euros in impairment loss of fixed assets (see Note 8.2 to the consolidated financial statements) primarily relating to:

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- Egypt for 232 million euros. This impairment loss reflects the financial terms of the 4G license awarded in 2016, the sharp depreciation of the Egyptian pound and increased political and economic uncertainty,

- the Democratic Republic of the Congo for 109 million euros. This impairment loss reflects political and economic uncertainty, a decline in purchasing power with a knock-on effect on the consumption of telecommunications products and services and an increased regulatory burden (particularly connected with the implementation of customer identification),

- Cameroon for 90 million euros. This impairment loss reflects a decline in voice revenues following the surge in messaging services and in VoIP of Over-The-Top (OTT) providers and heightened competition in the mobile market,

- and Niger for 26 million euros;

- and, to a lesser extent, i) the 22 million euro increase in depreciation and amortization, due to the full consolidation of Médi Télécom on July 1, 2015, following its takeover, and ii) the 21 million euro increase in restructuring and integration costs;

- partially offset by the counter-effect of the recognition, in 2015, of a 123 million euro expense related to the review of the investments and business portfolio.

2015 vs. 2014

Operating income in Africa & Middle-East totaled 463 million euros in 2015, up 63.3% (179 million euros) on 2014 on a historical basis.

On a historical basis, the 179 million euro increase in operating income in Africa & Middle-East between 2014 and 2015 was largely attributable to:

- i) the 264 million euro increase in adjusted EBITDA, ii) the counter-effect of the recognition, in 2014, of a 178 million euro impairment loss in the share of profits (losses) of associates and joint ventures, and iii) the counter-effect of the recognition, in 2014, of 46 million euros in impairment loss of fixed assets for Kenya (see Note 8.2 to the consolidated financial statements);

- partially offset i) by the 192 million euro increase in depreciation and amortization, mainly relating to the full consolidation of Médi Télécom on July 1, 2015 and the adverse effect of foreign exchange fluctuations, and ii) the negative effect of restructuring the investments and business portfolio, with an expense of 123 million euros in 2015 compared with an expense of 36 million euros in 2014.

4.3.3.3.4   CAPEX - Africa & Middle-East

2016 vs. 2015

CAPEX in Africa & Middle-East totaled 962 million euros in 2016, up 4.3% on a historical basis and down 4.2% on a comparable basis compared with 2015.

On a historical basis, the 40 million euro increase in CAPEX in Africa & Middle-East between 2015 and 2016 was attributable to:

- the favorable impact of changes in the scope of consolidation and other changes totaling 113 million euros and mainly including i) the full consolidation of Médi Télécom on July 1, 2015, following its takeover, for 65 million euros, and ii) the acquisition of entities in Africa in 2016 (Airtel in Burkina Faso and in Sierra Leone, Oasis (Tigo) in the Democratic Republic of the Congo, and Cellcom Telecommunications in Liberia, see Section 4.3.1.3 Significant events) for 48 million euros;

- partially offset by i) the negative effect of foreign exchange fluctuations for 30 million euros, and ii) the organic change on a comparable basis, representing a 43 million euro decrease in CAPEX.

On a comparable basis, the 43 million euro decline in CAPEX in Africa & Middle-East between 2015 and 2016 was mainly attributable to lower investment on mobile access networks, following major investment in this area in recent years, particularly in Morocco, Cameroon and Niger.

2015 vs. 2014

CAPEX in Africa & Middle-East totaled 922 million euros in 2015, up 18.4% on a historical basis and 8.5% on a comparable basis compared with 2014.

On a historical basis, the 143 million euro increase in CAPEX in Africa & Middle-East between 2014 and 2015 was attributable to:

- the positive effect of foreign exchange fluctuations for 44 million euros;

- the favorable impact of changes in the scope of consolidation and other changes amounting to 27 million euros and mainly including i) the full consolidation of Médi Télécom on July 1, 2015 for 53 million euros, ii) partially offset by the review of the East Africa asset portfolio, with the disposal of Orange Uganda on November 11, 2014 and the accounting for Telkom Kenya under the equity method on December 31, 2014, for 26 million euros;

- and organic change on a comparable basis, representing a 72 million euro increase in CAPEX.

On a comparable basis, the 72 million euro increase in CAPEX in Africa & Middle-East between 2014 and 2015 was mainly attributable to higher investment on very high-speed mobile broadband networks (4G), to underpin growth. In addition, the 3G network is now available in all countries, with the final launches in Cameroon and Guinea Bissau.

4.3.3.3.5   Acquisitions of telecommunication licenses - Africa & Middle-East

In 2016, acquisitions of telecommunication licenses in Africa & Middle-East totaled 742 million euros, and mainly included i) Egypt for 377 million euros (acquisition of two 10 MHz frequency blocks in the 1,800 MHz and 2,100 MHz bands and a fixed virtual network operator license), ii) Ivory Coast for 146 million euros (mainly the renewal of licenses with a universal license including 4G), iii) Jordan for 142 million euros (renewal of 2G/3G frequency blocks), and iv) Senegal for 76 million euros (acquisition of a 4G license and the renewal of the 2G/3G frequency blocks).

In 2015, acquisitions of telecommunication licenses in Africa & Middle-East amounted to 217 million euros, and mainly concerned i) the acquisition of a universal license in Cameroon for 114 million euros, and ii) the acquisition of a 4G license in Jordan for 91 million euros.

In 2014, acquisitions of telecommunications licenses in Africa & Middle-East amounted to 57 million euros, mainly comprising the renewal of 2G licenses in Jordan for 56 million euros.

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4.3.3.3.6   Additional information - Africa & Middle-East

Africa & Middle-East	2016	2015	2015	Var. (in %)	Var. (in %)	2014
(at December 31)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Revenues (2) (3)	5,245	5,110	4,899	2.6%	7.1%	4,286
Mobile services	4,331	4,170	3,953	3.9%	9.6%	3,336
Mobile equipment sales	79	80	78	(2.1)%	0.4%	74
Fixed services	754	773	770	(2.5)%	(2.1)%	789
Other revenues	81	87	98	(5.2)%	(15.7)%	87
Mobile services
Number of mobile customers (4) (5)	120,688	121,042	110,243	(0.3)%	9.5%	97,494
Number of contract customers	9,859	8,911	8,930	10.6%	10.4%	7,808
Number of prepaid customers	110,829	112,131	101,313	(1.2)%	9.4%	89,686
Fixed services
Number of fixed telephone lines (4)	1,108	1,126	1,151	(1.5)%	(3.7)%	1,190
Number of fixed broadband service customers (4)	898	869	869	3.4%	3.3%	866

(1) See Section 4.3.5.1 Data on a comparable basis.

(2) In millions of euros. Breakdown of revenues in external data (see Section 8 Financial glossary).

(3) See Section 8 Financial glossary.

(4) In thousands. At end of period.

(5) Excluding customers of Mobile Virtual Network Operators (MVNOs).

4.3.3.4   Enterprise

Enterprise	2016	2015	2015	Var. (in %)	Var. (in %)	2014
(at December 31, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Revenues	6,398	6,351	6,405	0.7%	(0.1)%	6,299
Adjusted EBITDA	1,014	939	932	8.0%	8.8%	968
Adjusted EBITDA/Revenues	15.9%	14.8%	14.6%			15.4%
Reported EBITDA	970	883	898	9.8%	8.0%	910
Operating income	594		534		11.2%	552
CAPEX	336	320	325	5.1%	3.5%	325
CAPEX/Revenues	5.3%	5.0%	5.1%			5.2%
Average number of employees	20,316	20,144	20,415	0.9%	(0.5)%	20,728

(1) See Section 4.3.5.1 Data on a comparable basis.

4.3.3.4.1   Revenues - Enterprise

Enterprise revenues are presented according to the following product lines:

- voice services include legacy voice offers (PSTN access), Voice over IP services (VoIP), audio conference services, as well as incoming traffic for call centers;

- data services include the legacy data solutions still offered by Orange Business Services (Frame Relay, Transrel, leased lines, narrowband), those having reached a certain maturity such as IP-VPN, and broadband infrastructure products such as satellite or fiber optic access. Data services also include broadcasting and Business Everywhere roaming offers;

- and the IT & integration services include the unified communication and collaboration services (LAN and telephony, advising, integration, project management), hosting and infrastructure services (including Cloud Computing), applications services (customer relations management and other applications services), security services, video conferencing offers as well as sales of equipment related to the above products and services.

2016 vs. 2015

Enterprise revenues totaled 6,398 million euros in 2016, down a modest 0.1% on a historical basis and up 0.7% on a comparable basis compared with 2015.

On a historical basis, the 7 million euro decline in Enterprise revenues between 2015 and 2016 was attributable to i) the adverse effect of changes in the scope of consolidation and other changes totaling 39 million euros and mainly includes the disposal of Fime on May 31, 2016 for 29 million euros, and ii) the negative effect of foreign exchange fluctuations, totaling 15 million euros, iii) partially offset by organic change on a comparable basis, representing a 47 million euro increase in revenues.

On a comparable basis, the 47 million euro increase in Enterprise revenues between 2015 and 2016 marked a return to growth driven by i) the 86 million euro improvement in IT & integration services revenues, ii) partially offset by the 23 million euro drop in revenues from voice services, and the 16 million euro decline in data services.

Voice services

Revenues generated by Voice services totaled 1,502 million euros in 2016, a 1.5% fall on 2015 on a comparable basis. This decline reflects the downward trend in traditional fixed-line telephony, Although it was less pronounced than in the 2015 fiscal year (down by 5.4% on a comparable basis), due to the slower decline in the number of telephone lines and less pressure on prices. Furthermore, customer relationship services, VoIP and audio conference services show sustained growth.

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Data services

Revenues generated by Data services totaled 2,837 million euros in 2016, down 0.6% on 2015, on a comparable basis. The trend is towards a stabilization of the business, with growth of 1.4% in international markets, primarily in the USA and Asia, partially offset by the 0.9% decline in data services in France.

IT & integration services

Revenues from IT & integration services stood at 2,059 million euros in 2016, representing growth of 4.4% compared with 2015 on a comparable basis. This increase was largely driven by revenue growth in security and Cloud services (up 17.0%).

2015 vs. 2014

Enterprise revenues totaled 6,405 million euros in 2015, up 1.7% on a historical basis and down 0.9% on a comparable basis compared with 2014.

On a historical basis, the 106 million euro increase in Enterprise revenues between 2014 and 2015 was attributable to the positive effect of foreign exchange fluctuations, totaling 200 million euros, essentially accounted for by the performance of the US dollar against the euro, partially offset by i) the adverse impact of changes in the scope of consolidation and other changes amounting to 34 million euros and mainly corresponding to the disposal of Almerys on April 13, 2015 for 33 million euros, and ii) organic change on a comparable basis, representing a 60 million euro decline in revenues.

On a comparable basis, the 60 million euro decline in Enterprise revenues between 2014 and 2015 was attributable to i) the decline in revenues from voice services for 87 million euros, and data services for 49 million euros, ii) partially offset by the 76 million euro improvement in revenues from IT & integration services. Overall, the 0.9% decline in Enterprise revenues between 2014 and 2015 reflected a slowdown in the downward trend, primarily driven by legacy voice and data services. This improved performance was due to i) the weaker downward trend in legacy voice and data services, ii) the stabilization of IP-VPN, primarily abroad (where growth offset the pressure on prices in France), and iii) growth drivers in services, primarily in security and the Cloud, as well as integration services.

Voice services

Revenues from voice services totaled 1,528 million euros in 2015, down 5.4% compared with 2014, on a comparable basis. This decline was less pronounced than in the previous fiscal year (down 7.2% in 2014). Between 2014 and 2015, the 8.3% downward trend in conventional fixed-line telephony services was in fact less pronounced than between 2013 and 2014, due to the slower decline in the number of telephone lines and less pressure on prices. In addition, the 3.3% decline in customer relationship services was offset by growth in VoIP (up 2.5%) and audio conference services (up 16.0%).

Data services

Revenues from Data services stood at 2,959 million euros in 2015, a 1.6% decline compared with 2014 on a comparable basis. The trend improved slightly compared with the previous fiscal year (down 3.6% in 2014). The activity was thus marked by a slower decline in revenues from legacy data services (down 12.1%), with IP-VPN in particular stabilizing (up 0.9% versus a decline of 0.7% in 2014). In IP-VPN, growth was underpinned by the higher number of accesses (up 1.2%) and speed, which more than offset the pressure on prices, particularly in France.

IT & integration services

Revenues from IT & integration services stood at 1,918 million euros in 2015, representing growth of 4.1% compared with 2014 on a comparable basis. This growth was largely driven by integration (up 6.8%), security (up 24.2%) and Cloud services (up 10.2%), as well as by imaging related services (telepresence, up 7.7%).

4.3.3.4.2   Adjusted EBITDA - Enterprise

2016 vs. 2015

Adjusted EBITDA for Enterprise totaled 1,014 million euros in 2016, up 8.8% on a historical basis and 8.0% on a comparable basis compared with 2015.

On a historical basis, the 82 million euro increase in adjusted EBITDA for Enterprise between 2015 and 2016 can be attributed to:

- i) the positive effect of foreign exchange fluctuations for 24 million euros, ii) partially offset by the adverse impact of changes in the scope of consolidation and other changes amounting to 17 million euros;

- and organic change on a comparable basis, representing a 75 million euro increase in adjusted EBITDA.

On a comparable basis, the 75 million euro increase in adjusted EBITDA for Enterprise between 2015 and 2016 was largely attributable to the 47 million euro increase in revenues, the higher other operating income and expenses and the lower external purchases, connected with the slowdown in legacy networks in France and the measures taken to improve international profitability.

2015 vs. 2014

Adjusted EBITDA for Enterprise totaled 932 million euros in 2015, down 3.7% on a historical basis, and 3.0% on a comparable basis compared with 2014.

On a historical basis, the 36 million euro decline in adjusted EBITDA for Enterprise between 2014 and 2015 can be attributed to:

- i) the adverse impact of changes in the scope of consolidation and other changes totaling 31 million euros, mainly including the full consolidation of Cloudwatt on April 1, 2015, following its takeover, for 19 million euros, ii) partially offset by the positive effect of foreign exchange fluctuations for 24 million euros;

- and organic change on a comparable basis, representing a 29 million euro decline in adjusted EBITDA.

On a comparable basis, the 29 million euro decline in adjusted EBITDA for Enterprise between 2014 and 2015 was mainly attributable to i) the decline in revenues, and ii) the increase in operating taxes and levies, iii) partially offset by the lower service fees and inter-operator costs, connected with the decline in the legacy networks in France and with efforts to improve profitability abroad.

4.3.3.4.3   Operating income - Enterprise

2016 vs. 2015

Operating income for Enterprise was 594 million euros in 2016, up 11.2% (60 million euros) on 2015 on a historical basis.

On a historical basis, the 60 million euro increase in operating income for Enterprise between 2015 and 2016 was mainly attributable to i) the 82 million euro growth in adjusted EBITDA, ii) the 25 million euro

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improvement in net income from the review of the investments and business portfolio, iii) partially offset by the 47 million euro increase in restructuring and integration costs.

2015 vs. 2014

Operating income for Enterprise amounted to 534 million euros in 2015, down 3.3% (18 million euros) compared with 2014 on a historical basis.

On a historical basis, the 18 million euro decline in operating income for Enterprise between 2014 and 2015 was mainly attributable to i) the 36 million euro decline in adjusted EBITDA, and ii) the 24 million euro increase in depreciation and amortization, iii) partially offset by the 20 million euro decline in restructuring and integration costs.

4.3.3.4.4   CAPEX - Enterprise

2016 vs. 2015

Enterprise CAPEX amounted to 336 million euros in 2016, up 3.5% on a historical basis and 5.1% on a comparable basis compared with 2015.

On a historical basis, the 11 million euro increase in Enterprise CAPEX between 2015 and 2016 reflected i) the adverse impact of changes in the scope of consolidation and other changes representing 4 million euros, ii) the negative effect of foreign exchange fluctuations totaling 1 million euros, and iii) organic change on a comparable basis, representing a 16 million euro increase in CAPEX.

On a comparable basis, the 16 million euro increase in Enterprise CAPEX between 2015 and 2016 was mainly attributable to increased investment on IT and customer service platforms, mainly designed to add value to the installed equipment or connected with the development of new products and network virtualization.

2015 vs. 2014

Enterprise CAPEX amounted to 325 million euros in 2015, up 0.1% on a historical basis and down 3.3% on a comparable basis compared with 2014.

On a comparable basis, the 11 million euro reduction in Enterprise CAPEX between 2014 and 2015 was due to capital expenditure management in connection with changes in operating activity.

4.3.3.4.5   Additional information - Enterprise

Enterprise	2016	2015	2015	Var. (in %)	Var. (in %)	2014
(at December 31)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Revenues (2)	6,398	6,351	6,405	0.7%	(0.1)%	6,299
Voice services	1,502	1,525	1,528	(1.5)%	(1.7)%	1,613
Data services	2,837	2,853	2,959	(0.6)%	(4.1)%	2,900
IT & integration services	2,059	1,973	1,918	4.4%	7.3%	1,786
Enterprise services
Number of Enterprise fixed telephone lines in France (3)	2,818	2,961	2,961	(4.8)%	(4.8)%	3,161
Number of IP-VPN accesses worldwide (4)	352	349	349	0.9%	0.9%	345
o/w Number of IP-VPN accesses in France (4)	296	294	294	0.6%	0.6%	294

(1) See Section 4.3.5.1 Data on a comparable basis.

(2) In millions of euros. Breakdown of revenues in external data (see Section 8 Financial glossary).

(3) In thousands. At end of period. This figure includes standard analog lines (excluding fully unbundled lines) and Numeris (ISDN) channels, each Numeris channel being booked as a line.

(4) In thousands. At end of period. Access of customers outside the Orange group, not including operators market.

4.3.3.5   International Carriers & Shared Services

International Carriers & Shared Services	2016	2015	2015	Var. (in %)	Var. (in %)	2014
(at December 31, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Revenues	1,812	1,853	1,915	(2.2)%	(5.4)%	1,894
Adjusted EBITDA	(56)	(4)	4	n/a	n/a	7
Adjusted EBITDA/Revenues	(3.1)%	(0.2)%	0.2%			0.3%
Reported EBITDA	(211)	(535)	(365)	60.6%	42.3%	(767)
Operating income	(565)		(738)		23.6%	(1,175)
CAPEX	277	352	359	(21.3)%	(22.7)%	236
CAPEX/Revenues	15.3%	19.0%	18.7%			12.5%
Telecommunications licenses	-	-	-	n/a	n/a	-
Average number of employees	12,680	13,027	13,306	(2.7)%	(4.7)%	14,136

(1) See Section 4.3.5.1 Data on a comparable basis.

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4.3.3.5.1   Revenues - International Carriers & Shared Services

2016 vs. 2015

Revenues from International Carriers & Shared Services stood at 1,812 million euros in 2016, of which 1,200 million euros generated outside the Group, down 5.4% on a historical basis and 2.2% on a comparable basis compared with 2015.

On a historical basis, the 103 million euro reduction in revenues from International Carriers & Shared Services between 2015 and 2016 was attributable to i) the adverse impact of changes in the scope of consolidation and other changes totaling 48 million euros, and mainly including the deconsolidation of Dailymotion on June 30, 2015, following the disposal of a majority interest, for 35 million euros, ii) the negative effect of foreign exchange fluctuations, representing 14 million euros, and iii) organic change on a comparable basis, representing a 41 million euro decline in revenues.

On a comparable basis the 41 million euro decline in revenues from International Carriers & Shared Services between 2015 and 2016 was largely attributable to the 40 million euro decline in the International Carriers business (excluding Orange Marine).

2015 vs. 2014

Revenues from International Carriers & Shared Services stood at 1,915 million euros in 2015, of which 1,317 million euros generated outside the Group, up 1.1% on a historical basis and 3.8% on a comparable basis compared with 2014.

On a historical basis, the 21 million euro increase in revenues from International Carriers & Shared Services between 2014 and 2015 included:

- the adverse impact of changes in the scope of consolidation and other changes amounting to 54 million euros, and mainly including the deconsolidation of Dailymotion, following the disposal of 90% of the capital, for 32 million euros;

- more than offset by i) the positive effect of foreign exchange fluctuations, totaling 5 million euros, and ii) organic change on a comparable basis, representing a 70 million euro increase in revenues.

On a comparable basis, the 70 million euro increase in revenues from International Carriers & Shared Services between 2014 and 2015 was largely attributable to i) the 28 million euro growth in International Carriers, ii) the 18 million euro increase in Content revenues, and iii) the 10 million euro increase in Orange Studio revenues.

4.3.3.5.2   Adjusted EBITDA - International Carriers & Shared Services

2016 vs. 2015

Adjusted EBITDA for International Carriers & Shared Services was a negative 56 million euros in 2016, down 60 million euros on a historical basis and 52 million euros on a comparable basis compared with 2015.

On a historical basis, the 60 million euro decline in adjusted EBITDA for International Carriers & Shared Services between 2015 and 2016 reflects:

- i) the adverse impact of changes in the scope of consolidation and other changes for 13 million euros, ii) partially offset by the positive effect of foreign exchange fluctuations for 5 million euros;

- and the adverse impact of organic change on a comparable basis, representing a 52 million euro decline in adjusted EBITDA.

On a comparable basis, the 52 million euro decrease in adjusted EBITDA for International Carriers & Shared Services between 2015 and 2016 was attributable mainly to:

- rebranding costs in Belgium, Egypt and Morocco in 2016 (see Section 4.3.1.3 Significant events) and the cost of sponsoring the 2016 European Football Championship (euro 2016);

- lower brand royalties and management fees, in particular following the disposal of EE (see Section 4.3.1.3 Significant events);

- and lower Revenues;

- partially offset by i) lower service fees and inter-operator costs stemming from the decline in the services to international carriers business, and ii) the increase in gains (losses) on disposal of fixed assets connected with the real estate optimization plan.

2015 vs. 2014

Adjusted EBITDA for International Carriers & Shared Services was 4 million euros in 2015, down 3 million euros on a historical basis and up 5 million euros on a comparable basis compared with 2014.

On a historical basis, the 3 million euro decrease in adjusted EBITDA for International Carriers & Shared Services between 2014 and 2015 was attributable to i) the adverse impact of foreign exchange fluctuations totaling 8 million euros, ii) partially offset by the favorable impact of organic change on a comparable basis, representing a 5 million euro increase in adjusted EBITDA.

On a comparable basis, the 5 million euro improvement in adjusted EBITDA for International Carriers & Shared Services between 2014 and 2015 was mainly attributable to the higher revenues, partially offset by i) the increase in service fees and inter-operator costs, linked to the growth of the international carriers services business, ii) higher Orange brand costs (rebranding campaigns, subsidiary rebranding, sponsorship, etc.), and iii) the decline in other operating income, in particular due to lower brand royalties and management fees.

4.3.3.5.3   Operating income - International Carriers & Shared Services

2016 vs. 2015

International Carriers & Shared Services operating income was minus 565 million euros in 2016, up 173 million euros on a historical basis compared with 2015.

On a historical basis, the 173 million euro improvement in International Carriers & Shared Services operating income between 2015 and 2016 was mainly attributable to:

- the positive impact of the change in significant litigations between the two periods, with income of 10 million euros in 2016, compared with an expense of 481 million euros in 2015. In 2015, significant litigations primarily included a 350 million euro fine from the French Competition Authority for anti-competitive practices in the Enterprise market (see Notes 5.2, 5.7 and 16 to the consolidated financial statements);

- partially offset by i) the counter-effect of the recognition, in 2015, of a 170 million euro gain on the disposal of 90% of Dailymotion (see Notes 1.8 and 3 to the consolidated financial statements), as part of the review of the investments and business portfolio, ii) the 111 million euro increase in restructuring and integration costs from the restructuring of real estate holdings, and iii) the 60 million euro decline in adjusted EBITDA.

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2015 vs. 2014

International Carriers & Shared Services operating income was minus 738 million euros in 2015, up 437 million euros on a historical basis compared with 2014.

On a historical basis, the 437 million euro improvement in International Carriers & Shared Services operating income between 2014 and 2015 was mainly due to:

- the 344 million euro decline in restructuring and integration costs, primarily due to the counter-effect of the recognition, in 2014, of a 313 million euro expense for the restructuring of real estate holdings in France (see Note 5.3 to the consolidated financial statements);

- the 110 million euro increase in net income relating to the review of the investments and business portfolio, mainly attributable to i) the recognition, in 2015, of a 170 million euro gain on the disposal of 90% of Dailymotion (see Note 3.2 to the consolidated financial statements), and ii) the counter-effect of the recognition, in 2014, of a 41 million euro gain on the disposal of the investment in Bull in France;

- partially offset by the 81 million euro increase in the net expense for significant litigations.

4.3.3.5.4   CAPEX - International Carriers & Shared Services

2016 vs. 2015

International Carriers & Shared Services CAPEX amounted to 277 million euros in 2016, down 22.7% on a historical basis and 21.3% on a comparable basis compared with 2015.

On a historical basis, the 82 million euro decrease in International Carriers & Shared Services CAPEX between 2015 and 2016 can be attributed to i) the adverse impact of changes in the scope of consolidation and other changes representing 6 million euros, ii) partially offset by organic change on a comparable basis, down 75 million euros.

On a comparable basis, the 75 million euro reduction in International Carriers & Shared Services CAPEX between 2015 and 2016 was mainly attributable to reduced investment on network property, stores and sundry property with the completion of Orange Gardens in France (facility dedicated to research and innovation).

2015 vs. 2014

International Carriers & Shared Services CAPEX amounted to 359 million euros in 2015, up 52.2% on a historical basis and 54.9% on a comparable basis compared with 2014.

On a comparable basis, the 127 million euro improvement in the CAPEX of International Carriers & Shared Services between 2014 and 2015 was primarily due to increased real estate investment, as part of the restructuring of real estate holdings, as well as increased investment in submarine cables (extensions, capacity increases).

4.3.3.5.5   Additional information - International Carriers & Shared Services

International Carriers & Shared Services	2016	2015	2015	Var. (in %)	Var. (in %)	2014
(at December 31, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Revenues (2)	1,812	1,853	1,915	(2.2)%	(5.4)%	1,894
International Carriers	1,527	1,555	1,555	(1.8)%	(1.8)%	1,523
Shared Services	285	298	360	(4.2)%	(21.0)%	371

(1) See Section 4.3.5.1 Data on a comparable basis.

(2) Breakdown of revenues in external data (see Section 8 Financial glossary).

4.3.3.6   Orange Bank

In October 2016, Orange acquired 65% of Groupama Banque (renamed Orange Bank, see Section 4.3.1.3 Significant events).

Given that the bank’s activities are distinct and governed by separate regulations, it is subject to specific governance and management oversight within the Group. These activities meet the definition of an operating segment irrespective of their geographic location. Although currently not material, the Group nevertheless decided to split out this segment within segment information from 2016 to make the financial statements more transparent (see Note 1 to the consolidated financial statements). Furthermore, the consolidated financial statements have been adapted to reflect the specifics of the Orange Bank segment (see Note 2.3 to the consolidated financial statements).

4.3.3.6.1   Operating activities

At December 31, 2016, Orange Bank had only been operational for three months. The Orange Bank offer will be available in France in the first half of 2017 (see Section 4.3.1.3 Significant events).

In the consolidated income statement, net banking income (NBI) is presented under “other operating income” and the cost of risk under “other operating expenses”. Net banking income (NBI) represents the net income and expenses of Orange Bank’s banking operations. It is calculated in accordance with accounting presentation practices typically used in France in the banking sector.

Adjusted EBITDA and reported EBITDA of Orange Bank activities showed a loss of 12 million euros in 2016 on net banking income (NBI) of 21 million euros and a cost of risk of bank credit of 2 million euros (see Notes 4.2 and 5.2 to the consolidated financial statements).

Operating income of Orange Bank was 85 million euros in 2016 as a result of the recognition of a 97 million euro gain connected with the takeover of Groupama Banque (see Note 3.2 to the consolidated financial statements).

4.3.3.6.2   Assets, liabilities and cash flows

The segment information pertaining to Orange Bank (transition from revenues to operating income, investments in property, plant and

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equipment and intangible assets, assets, liabilities and cash flows) are presented in Note 1 to the consolidated financial statements, and the Orange Bank activities (assets, liabilities, trade payables, derivatives, management of market risks connected with the activities, and unrecognized contractual commitments) are described in Note 15 to the consolidated financial statements.

Information on the management of market risks connected with the Orange Bank activities are described in Note 15.2 to the consolidated financial statements.

For further information on the risks relating to the Orange Bank activities, see Section 2.4.3 Financial risks.

4.3.4    Cash flow, equity and financial debt

Following the acquisition of Groupama Banque (see Section 4.3.1.3 Significant events), the Group now splits out the telecom acivities from the Orange Bank activities (see Notes 1 and 2.3 to the consolidated financial statements). To ensure the transparency of the financial statements and separate out the performances of the telecom acivities and the Orange Bank activities, the analysis and financial commentary are split to reflect these two scopes of operation. Accordingly, Sections 4.3.4.1 Liquidity and cash flows of telecom acivities and 4.3.4.2 Financial debt and liquidity position of telecom acivities deal with the Telecom acivities, and Section 4.3.3.6 Orange Bank covers the Orange Bank activities.

4.3.4.1   Liquidity and cash flows of telecom acivities

The simplified statement of cash flows of telecom acivities is presented in Note 1.6 to the consolidated financial statements.

Simplified statement of cash flows of telecom acivities (1)	2016	2015	2014
(at December 31, in millions of euros)		data on a historical basis	data on a historical basis
Net cash provided by operating activities	8,961	9,527	8,802
Net cash used in investing activities (2)	(5,057)	(9,406)	(6,352)
Of which purchases and proceeds from sale of property, plant and equipment and intangible assets (3)	(8,306)	(6,441)	(5,939)
Of which proceeds from the disposal of EE securities (cash portion) (4)	4,481	-	-
Net cash used in financing activities	(2,004)	(3,924)	(154)
Cash change in cash and cash equivalents	1,900	(3,803)	2,296
Cash and cash equivalents - opening balance	4,469	6,758	5,934
Cash change in cash and cash equivalents	1,900	(3,803)	2,296
Non-cash change in cash and cash equivalents (5)	(102)	1,514	(1,472)
Cash and cash equivalents - closing balance	6,267	4,469	6,758

(1) See Consolidated statement of cash flows and Note 1.6 to the consolidated financial statements.

(2) Of which, in 2014, the purchase of monetary financial securities for the purposes of pledging collateral in connection with the offer relating to Jazztel for (1,400) million euros.

(3) Net of change in the fixed asset payables.

(4) Proceeds of the transaction, less costs (see Section 4.3.1.3 Significant events).

(5) Of which, the effect of arranging in 2014, and removing in 2015, the pledge of the monetary financial securities in connection with the offer relating to Jazztel for (1,501) million euros.

Effect of the Jazztel acquisition on net cash in 2014 and 2015

In connection with the offer relating to Jazztel (see Note 3.2 to the consolidated financial statements), in 2014 the Group pledged 2.9 billion euros in monetary financial securities, of which 1.4 billion euros in current financial assets and 1.5 billion euros in cash equivalents (reclassified as non-current financial assets). The collateral was released in 2015. This transaction was reflected in particular in the consolidated statement of cash flows by a non-monetary variation of cash equivalents in the amount of 1.5 billion euros corresponding to the cancellation of the transfer of initially pledged cash equivalents to non-current financial assets.

4.3.4.1.1   Net cash provided by operating activities (telecom acivities)

Net cash provided by telecom acivities was 8,961 million euros in 2016, versus 9,527 million euros in 2015 and 8,802 million euros in 2014.

In 2016, Orange pursued its policy of actively managing its working capital requirement. Since end-2014, certain key suppliers and Orange have agreed to possible extended payment terms of up to six months for certain invoices. The amount of goods and services payables and fixed asset payables that took advantage of the extended payment terms and that affected the change in working capital requirement at the reporting date totaled circa 320 million euros at December 31, 2016, circa 370 million euros at end-2015 and circa 40 million euros at end-2014 (see Note 5.6 to the consolidated financial statements). Moreover, following the marketing of offers allowing its customers to purchase mobile phones on installment plans, Orange embarked on a program involving the non-recourse disposal of such deferred-payment receivables in Spain in 2015. The receivables in question have been derecognized from the balance sheet. Receivables sold generated the early inflow of approximately 185 million euros at December 31, 2016 and approximately 100 million euros at December 31, 2015 (see Note 4.3 to the consolidated financial statements).

In 2016, net cash provided by telecom acivities included an amount of 173 million euros linked to receipt of dividends paid by EE (446 million euros in 2015 and 336 million euros in 2014, see Consolidated statement of cash flows and Note 10 to the consolidated financial statements).

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2016 vs. 2015

Change in net cash provided by telecom acivities - 2016 vs. 2015
(at December 31, in millions of euros)
Net cash provided by operating activities in 2015	9,527
Increase (decrease) in reported EBITDA	454
Change in working capital requirement (1)	(703)
Fine from the French Competition Authority in the Enterprise market (2)	(700)
Other	(3)
Decrease (increase) in operating taxes and levies paid	(147)
Decrease (increase) in interest paid and interest rate effects on derivatives, net (net of dividends received)	42
Decrease (increase) in income tax paid	(179)
Other (3)	(33)
Net cash provided by operating activities in 2016	8,961

(1) See Section 8 Financial glossary.

(2) See Notes 1.8, 5.2, 5.7 and 16.1 to the consolidated financial statements. 350 million euro deterioration in the working capital requirement in 2016, caused by the payment of the fine, following a 350 million euro improvement in the working capital requirement in 2015 due to the recognition of the fine under current liabilities.

(3) Of which mainly the change in the elimination of non-monetary effects included in the calculation of reported EBITDA.

Between 2015 and 2016, the net cash provided by telecom acivities fell 566 million euros, and was mainly due to the change in working capital requirement (see Section 8 Financial glossary) totaling 703 million euros, largely resulting from:

- the payment, in 2016, of the 350 million euro fine from the French Competition Authority for anti-competitive practices in the Enterprise market (see Notes 1.8, 5.2, 5.7 and 16.1 to the consolidated financial statements);

- and the counter-effect, in 2015, of the recognition of this 350 million euro fine as a current liability.

2015 vs. 2014

Change in net cash provided by telecom acivities - 2015 vs. 2014
(at December 31, in millions of euros)
Net cash provided by operating activities in 2014	8,802
Increase (decrease) in reported EBITDA	165
Fine from the French Competition Authority in the Enterprise market (1)	(350)
Other	515
Change in working capital requirement	511
Fine from the French Competition Authority in the Enterprise market (1)	350
Other	161
Decrease (increase) in interest paid and interest rate effects on derivatives, net (net of dividends received)	212
Decrease (increase) in income tax paid	31
Other (2)	(194)
Net cash provided by operating activities in 2015	9,527

(1) See Notes 1.8, 5.2, 5.7 and 16.1 to the consolidated financial statements.

(2) Of which mainly the change in the elimination of non-monetary effects included in the calculation of reported EBITDA.

Between 2014 and 2015, the 725 million euro increase in net cash provided by telecom acivities was largely attributable to:

- the 515 million euro increase in reported EBITDA (excluding the 350 million euro fine from the French Competition Authority for anticompetitive practices in the Enterprise market, paid in January 2016, and which had no effect on the net cash provided by operating activities in 2015, see Notes 1.8, 5.2, 5.7 and 16.1 to the consolidated financial statements);

- and the 212 million euro reduction in net interest paid and interest rate effects on derivatives, net (net of dividends received), primarily due to the higher dividends received from EE and the decline in interest paid and interest rate effects on derivatives, net.

Between 2014 and 2015, the 511 million euro change in working capital requirement was largely attributable to:

- the counter effect of the sharp rise, in 2014, of sales of mobile handsets on installment plans in Spain (launched on the market in the second quarter of 2013), having resulted in a sharp increase in trade receivables in 2014, partially offset by the effect of the launch of sales of mobile handsets on installment plans in France in the fourth quarter of 2014;

- the effect, in 2015, of the recognition under current liabilities of the 350 million euro fine from the French Competition Authority for anti-competitive practices in the Enterprise market (see Notes 1.8, 5.2, 5.7 and 16.1 to the consolidated financial statements);

- and the pursuit of a policy of actively managing the working capital requirement.

4.3.4.1.2   Net cash used in investing activities (telecom acivities)

The net cash used in investing activities of telecom acivities amounted to a negative 5,057 million euros in 2016 as against a negative 9,406 million euros in 2015, and a negative 6,352 million euros in 2014.

2016 vs. 2015

Between 2015 and 2016, the 4,349 million euro decline in net cash used in investing activities of telecom acivities was mainly attributable

ORANGE / 2016 REGISTRATION DOCUMENT - 228[Back to contents]

to i) the recognition, in 2016, of the cash portion of the proceeds from the disposal of EE securities for 4,481 million euros (proceeds of the transaction, less costs, see Section 4.3.1.3 Significant events), and ii) the counter-effect of the Jazztel acquisition in 2015 for 3,306 million euros, iii) partially offset by:

- the 1,865 million euro increase in acquisitions and proceeds from disposal of property, plant and equipment and intangible assets (net of the change in fixed asset payables), connected with i) the acquisition of new telecommunication licenses (primarily 4G licenses in Poland and in Egypt in 2016, see Section 4.3.1.3 Significant events, and the partial payment due on the 700 MHz license acquired in France in 2015, payment for which is staggered from 2016 to 2018), and ii) the increase in CAPEX between the two periods (see Section 4.3.2.5 Group capital expenditures);

- and acquisitions of investment securities (net of cash acquired) in Africa in 2016 for a total of 1,120 million euros (Airtel in Burkina Faso and in Sierra Leone, Oasis (Tigo) in the Democratic Republic of the Congo, and Cellcom Telecommunications in Liberia, see Section 4.3.1.3 Significant events).

2015 vs. 2014

Between 2014 and 2015, the 3,054 million euro increase in net cash used in investing activities of telecom acivities was largely attributable to the acquisition of Jazztel in 2015 for 3,306 million euros.

4.3.4.1.2.1  Acquisitions and proceeds from disposal of property, plant and equipment and intangible assets

Acquisitions and proceeds from disposal of property, plant and equipment and intangible assets	2016	2015	2014
		data on a historical basis	data on a historical basis
(net of the change in fixed asset payables at December 31, in millions of euros)
Acquisitions of property, plant and equipment and intangible assets (1)	(8,477)	(7,771)	(6,111)
CAPEX	(6,956)	(6,486)	(5,636)
Telecommunications licenses	(1,521)	(1,285)	(475)
Increase (decrease) in fixed asset payables (2)	26	1,239	98
Proceeds from sales of property, plant and equipment and intangible assets	145	91	74
Telecom acivities total	(8,306)	(6,441)	(5,939)

(1) Investments financed through finance leases have no effect on cash flows when acquired (see Section 4.3.2.5 Group capital expenditures and Notes 1.3 and 8.4 to the consolidated financial statements).

(2) Of which, in 2015, mainly the recognition of the debt relating to the acquisition in France of two technology neutral frequency blocks in the 700 MHz band for 954 million euros, payment for which is staggered from 2016 to 2018 (see Notes 8.3 and 8.5 to the consolidated financial statements).

4.3.4.1.2.2  Acquisitions and proceeds from sales of investment securities

Acquisitions and proceeds from sales of investment securities (1)	2016	2015	2014
(net of cash acquired or transferred at December 31, in millions of euros)		data on a historical basis	data on a historical basis
Acquisitions of investment securities (net of cash acquired)	(1,274)	(3,465)	(55)
Acquisition of 100% of Airtel in Burkina Faso (2)	(515)	-	-
Acquisition of 100% of Airtel in Sierra Leone (2)	(305)	-	-
Acquisition of 100% of Oasis (Tigo) in the Democratic Republic of the Congo (2)	(178)	-	-
Acquisition of 100% of Cellcom Telecommunications in Liberia (2)	(122)	-	-
Acquisition of 100% of Jazztel	-	(3,306)	-
Acquisition of 9.0% of Médi Télécom (takeover)	-	(80)	-
Other acquisitions	(154)	(79)	(55)
Proceeds from sales of investment securities (net of cash transferred)	4,588	297	1,076
Proceeds from the disposal of EE securities (cash portion) (2)	4,481	-	-
Proceeds from the sale of 90% of Dailymotion	-	238	-
Proceeds from the sale of 100% of Orange Armenia	-	43	-
Proceeds from the sale of 100% of Orange Dominicana	-	-	771
Proceeds from the sale of 20.0% of Sonaecom (3)	-	-	105
Proceeds from the sale of 100% of Wirtualna Polska	-	-	89
Other proceeds from sales	107	16	111
Telecom acivities total	3,314	(3,168)	1,021

(1) See Note 3.2 to the consolidated financial statements.

(2) See Section 4.3.1.3 Significant events.

(3) Proceeds from sales of the investment in Sonaecom received in August 2014, pursuant to the disposal agreement signed in September 2013.

4.3.4.1.2.3  Other changes in securities and other financial assets

Decrease (increase) in securities and other financial assets	2016	2015	2014
at December 31, in millions of euros)		data on a historical basis	data on a historical basis
Investments at fair value, excluding cash equivalents	(345)	389	(33)
Purchase of monetary financial securities in connection with the offer relating to Jazztel (1)	-	-	(1,400)
Other	280	(186)	(1)
Telecom acivities total	(65)	203	(1,434)

(1) See Note 3.2 to the consolidated financial statements.

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4.3.4.1.3   Net cash used in financing activities (telecom acivities)

The net cash used in financing activities of telecom acivities was a negative 2,004 million euros in 2016, versus a negative 3,924 million euros in 2015 and a negative 154 million euros in 2014.

Net cash used in financing activities	2016	2015	2014
(at December 31, in millions of euros)		data on a historical basis	data on a historical basis
Change in long-term debt (1)	744	(3,595)	(3,641)
Long-term debt issuances	3,411	817	1,460
Long-term debt redemptions and repayments	(2,667)	(4,412)	(5,101)
Increase (decrease) of bank overdrafts and short-term borrowings (1)	90	(101)	(892)
Decrease (increase) of cash collateral deposits (1)	(888)	1,809	602
Exchange rate effects on derivatives, net	201	320	91
Subordinated notes issuance (net of premium and fees) (2)	-	-	5,715
Coupon on subordinated notes (2) (3)	(291)	(272)	-
Proceeds (purchases) from treasury shares (2)	6	31	125
Employee shareholding plans	-	32	70
Other disposals (purchases)	6	(1)	55
Changes in ownership interests with no gain or loss of control in subsidiaries	(124)	(221)	(14)
Acquisition of 5.0% of ECMS in Egypt	-	(210)	-
Orange Bank capital increase (4)	(65)	-	-
Other changes	(59)	(11)	(14)
Capital increase (decrease) (2)	113	-	-
Capital increase (decrease) of owners of the parent company	113	-	-
Capital increase (decrease) of non-controlling interests	-	-	-
Dividends paid (2)	(1,855)	(1,895)	(2,140)
Dividends paid to owners of the parent company (3)	(1,596)	(1,589)	(1,846)
Dividends paid to non-controlling interests	(259)	(306)	(294)
Telecom acivities total	(2,004)	(3,924)	(154)

(1) See Note 11 to the consolidated financial statements.

(2) See Note 13 to the consolidated financial statements.

(3) See Section 4.3.4.3 Equity.

(4) See Note 1.6 to the consolidated financial statements.

2016 vs. 2015

Between 2015 and 2016, the 1,920 million euro decrease in net cash used in financing activities of telecom acivities was largely attributable to i) the 2,594 million euro increase in long-term debt issuances, and ii) the 1,745 million euro decrease in long-term debt redemptions and repayments, iii) partially offset by the net change in cash collateral (a 888 million euro reduction in 2016 versus a 1,809 million euro increase in 2015) reflecting the deterioration in 2016 in the fair value of derivatives, mainly hedging the Group’s foreign-currency denominated bonds.

2015 vs. 2014

Between 2014 and 2015, the 3,770 million euro increase in net cash used in financing activities of telecom acivities was largely attributable to i) the counter effect of the issuance, in 2014, of subordinated notes (instruments recognized in equity, see Note 13.4 to the consolidated financial statements) for 5,715 million euros, net of premiums and fees, ii) partially offset by the 1,207 million euro increase in deposits and other debt-linked financial assets (primarily cash collateral, see Note 11 to the consolidated financial statements), reflecting the improvement in 2015 in the fair value of derivatives, mainly hedging the Group’s foreign-currency denominated bonds.

4.3.4.2   Financial debt and liquidity position of telecom acivities

For further information on the risks relating to the Orange group’s financial debt, see Section 2.4.3 Financial risks.

4.3.4.2.1   Financial debt

Net financial debt is a financial aggregate not defined by IFRS. For further information on the calculation of this aggregate and the reasons why the Orange group uses it, see Section 4.3.5 Financial aggregates not defined by IFRS, Section 8 Financial glossary and Note 11.3 to the consolidated financial statements. Net financial debt as defined and used by Orange does not incorporate the Orange Bank activities for which this concept is not relevant.

The ratio of net financial debt to adjusted EBITDA of telecom acivities is a financial aggregate not defined by IFRS. For further information on the calculation of this aggregate and the reasons why the Orange group uses it, see Section 4.3.5 Financial aggregates not defined by IFRS.

(at December 31)	2016	2015	2014
		data on a historical basis	data on a historical basis
Net financial debt (1) (2)	24,444	26,552	26,090
Ratio of net financial debt/Adjusted EBITDA of telecom acivities (1)	1.93	2.01	2.09

(1) See Section 4.3.5 Financial aggregates not defined by IFRS.

(2) In millions of euros.

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2016 vs. 2015

Between December 31, 2015 and December 31, 2016, net financial debt fell 2,108 million euros.

Change in net financial debt - 2016 vs. 2015
(at December 31, in millions of euros)
Net financial debt at December 31, 2015	26,552
Adjusted EBITDA of telecom acivities	(12,694)
CAPEX of telecom acivities	6,956
Telecommunication licenses paid	1,800
Increase (decrease) in working capital requirement	428
Fine from the French Competition Authority in the Enterprise market (1)	350
Other	78
Interest paid and interest rate effects on derivatives, net (net of dividends received)	1,109
Income tax paid	906
Other operating items (2)	841
Proceeds from the disposal of EE securities (cash portion) (3)	(4,481)
Acquisitions and other proceeds from sales of investment securities (net of cash acquired or transferred) and changes in ownership interests with no gain or loss of control in subsidiaries (4)	1,191
Coupon on subordinated notes issuance (5)	291
Dividends paid to owners of the parent company (5)	1,596
Dividends paid to non-controlling interests	259
Other financial items	(310)
Decrease (increase) in capital of owners of the parent company (6)	(113)
Net effect of the acquisition of 65% of Groupama Banque (renamed Orange Bank) (7)	189
Other (8)	(386)
Net financial debt at December 31, 2016	24,444

(1) See Notes 1.8, 5.2, 5.7 and 16.1 to the consolidated financial statements.

(2) Primarily i) the disbursements relating to restructuring and integration costs, and ii) elimination of non-monetary effects included in adjusted EBITDA.

(3) Proceeds of the transaction, less costs (see Section 4.3.1.3 Significant events).

(4) Mainly the acquisition of Airtel in Burkina Faso and Sierra Leone, of Oasis (Tigo) in the Democratic Republic of the Congo, and of Cellcom Telecommunications in Liberia (see Section 4.3.1.3 Significant events and Section 4.3.4.1 Liquidity and cash flows of telecom acivities).

(5) See Section 4.3.4.3 Equity and Note 13 to the consolidated financial statements.

(6) Orange Ambition 2016 employee shareholding plan (see Notes 6.3 and 13.1 to the consolidated financial statements).

(7) See Section 4.3.1.3 Significant events.

(8) Primarily the impact of economic hedges of the Group’s exposure to sterling and the exchange rate effect relating to the net financial debt denominated in Egyptian pounds.

2015 vs. 2014

Between December 31, 2014 and December 31, 2015, net financial debt rose 462 million euros.

Change in net financial debt - 2015 vs. 2014
(at December 31, in millions of euros)
Net financial debt at December 31, 2014	26,090
Adjusted EBITDA of telecom acivities	(12,418)
CAPEX of telecom acivities	6,486
Telecommunication licenses paid	410
Increase (decrease) in working capital requirement	(275)
Interest paid and interest rate effects on derivatives, net (net of dividends received)	1,151
Income tax paid	727
Other operating items (1)	830
Net effect of the acquisition of 100% of Jazztel (2)	3,963
Net effect of the takeover of Médi Télécom (3)	523
Net effect of the acquisition of all shares held by OTMT in ECMS (4)	(65)
Other acquisitions and proceeds from sales of investment securities (net of cash acquired or transferred) and changes in ownership interests with no gain or loss of control in subsidiaries (5)	(207)
Effect of the removal of the pledge of monetary financial securities in connection with the offer relating to Jazztel (5)	(2,901)
Coupon on subordinated notes issuance (6)	272
Dividends paid to owners of the parent company (6)	1,589
Dividends paid to non-controlling interests	306
Other financial items	71
Net financial debt at December 31, 2015	26,552

(1) Primarily i) the disbursements relating to restructuring and integration costs and litigation, and ii) elimination of non-monetary effects included in adjusted EBITDA.

(2) Acquisition of 100% of Jazztel in 2015 (see Note 3.2 to the consolidated financial statements) for 3,306 million euros (net of cash acquired) and addition of 657 million euros in gross financial debt (net of investments at fair value).

(3) Takeover of Médi Télécom, following the acquisition of 9% of the share capital in 2015 (see Note 3.2 to the consolidated financial statements), for 80 million euros and addition of 443 million euros in gross financial debt.

(4) Lapsing of the commitment to purchase ECMS shares for (275) million euros partially offset by the acquisition of all shares held by OTMT in ECMS in Egypt for 210 million euros (see Notes 3.2 and 11.3 to the consolidated financial statements).

(5) See Section 4.3.4.1 Liquidity and cash flows of telecom acivities and Note 3.2 to the consolidated financial statements.

(6) See Section 4.3.4.3 Equity and Note 13 to the consolidated financial statements.

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4.3.4.2.2   Management of financial debt and liquidity position

The assets, liabilities and net finance costs excluding the Orange Bank activities along with the information on market risks and the fair value of financial assets and liabilities excluding the Orange Bank activities are respectively described in Notes 11 and 12 to the consolidated financial statements.

At December 31, 2016, the cash and cash equivalents of telecom acivities stood at 6,267 million euros, and the liquidity position of telecom acivities was 14,185 million euros. At December 31, 2016, the liquidity position of telecom acivities exceeded the repayment obligations of its gross financial debt in 2017 (see Note 12.3 to the consolidated financial statements).

4.3.4.2.3   Exposure to market risks and financial Instruments

In the course of its manufacturing and commercial activities, Orange is exposed to market risks arising from the management of its interest costs, operating expenses in foreign currencies, and the value of certain asset items denominated in foreign currencies, such as investment securities in foreign companies. Based on an analysis of its general exposure to risks, mainly linked to interest rate fluctuations and foreign exchange prices, Orange uses various financial instruments within the limits set by the Treasury and Financing Committee. It is the policy of the Orange group not to use derivatives for speculative purposes.

The management of interest rate risk, foreign exchange risk, liquidity risk, credit risk and counterparty risk, equity market risk as well as financial covenants, is described in Note 12 to the consolidated financial statements.

For further information on risks relating to financial markets, see Section 2.4.3 Financial risks.

4.3.4.2.4   Orange’s credit rating

Orange’s credit rating is an additional performance indicator used to assess the Group’s financial policy and risk management policy and, in particular, its solvency and liquidity risk, and is not a substitute for an analysis carried out by investors. Rating agencies revise the ratings they assign on a regular basis. Any change in the rating could produce an impact on the cost of future financing or restrict access to liquidity.
In addition, a change in Orange’s credit rating will, for certain outstanding financings, trigger step-up (1) clauses affecting the interest paid to investors (see Note 12.3 to the consolidated financial statements).

With respect to changes to Orange’s credit rating in 2016, on January 27, Standard & Poor’s upgraded its outlook on Orange’s long-term debt from Negative to Stable, and thereby confirmed its long-term debt rating at BBB+, as well as its short-term debt rating at A2.

Orange’s credit rating at December 31, 2016 is as follows:

Orange’s credit rating at December 31, 2016

	Standard & Poor’s	Moody’s	Fitch Ratings	Japan Credit Rating
On long-term debt	BBB+	Baa1	BBB+	A-
Outlook	Stable	Stable	Stable	Stable
On short-term debt	A2	P2	F2

For further information on risks related to the financial markets and a history of the Company’s credit ratings, see Section 2.4.3 Financial risks.

4.3.4.3   Equity

At December 31, 2016, the French State held 22.95% of the capital of Orange SA, directly or jointly with Bpifrance Participations (see Note 13 to the consolidated financial statements).

The payment of dividends by Orange took place as follows (see Note 13.3 to the consolidated financial statements):

- in 2016, payment of i) the balance of the dividend of 0.40 euros per share in respect of the 2015 fiscal year, and ii) the interim dividend of 0.20 euros per share in respect of the 2016 fiscal year;

- in 2015, payment of i) the balance of the dividend of 0.40 euros per share in respect of the 2014 fiscal year, and ii) the interim dividend of 0.20 euros per share in respect of the 2015 fiscal year;

- and in 2014, payment of i) the balance of the dividend of 0.50 euros per share in respect of the 2013 fiscal year, and ii) the interim dividend of 0.20 euros per share in respect of the 2014 fiscal year;

In 2015 and 2016, Orange did not exercise its right to defer the coupon related to the deeply subordinated notes issued in 2014 and, accordingly, it paid the noteholders i) in 2016, 291 million euros, and ii) in 2015, 272 million euros (see Note 13.4 to the consolidated financial statements).

Capital management is described in Note 12.7 to the consolidated financial statements. Changes in equity are described in the Consolidated statement of changes in shareholders’ equity in the consolidated financial statements, as well as in Note 13 to the consolidated financial statements.

4.3.5    Financial aggregates not defined by IFRS

In this document, other than the financial aggregates reported in accordance with the IFRS (International Financial Reporting Standards), Orange publishes financial aggregates that are not defined by IFRS. As described below, these figures are presented as additional information and are not meant to be substitutes for or to be confused with financial aggregates as defined by IFRS.

(1) Step-up: upward price adjustment clause of the interest payments on a loan, should Orange’s long-term credit rating by the rating agencies decline, pursuant to contractually-defined rules. The price adjustment clause can also stipulate a downward revision in interest payments if Orange’s credit rating improves the interest rate may not drop below the initial rate of the loan.

ORANGE / 2016 REGISTRATION DOCUMENT - 232[Back to contents]

4.3.5.1   Data on a comparable basis

In order to allow investors to track the annual changes in the Group’s operations, data on a comparable basis are presented for the previous period. The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. Orange provides the details of the impact of changes in method, scope of consolidation and exchange rates on its key operating indicators in order to isolate the intrinsic business impact. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended, as well as the average exchange rates used for the income statement for the period ended. Changes in data on a comparable basis better reflect organic business changes.

Data on a comparable basis is not a financial aggregate defined by IFRS and may not be comparable to similarly titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for an analysis of the Group’s historical data for the past year or previous periods.

4.3.5.1.1   Data on a comparable basis for 2015

The data on a comparable basis for 2015 is comparable in terms of method, scope and exchange rates to the data on a historical basis for 2016.

4.3.5.1.1.1  2015 fiscal year - Group

The following table presents, for the Orange group, the transition from data on a historical basis to data on a comparable basis for the 2015 fiscal year for the key operating data.

2015 fiscal year - Group	Revenues	Adjusted EBITDA	Reported EBITDA	CAPEX	Average number of employees
(at December 31, 2015 in millions of euros)
Data on a historical basis	40,236	12,418	11,277	6,486	144,499
Foreign exchange fluctuations (1)	(445)	(111)	(109)	(52)	-
Egyptian Pound (EGP)	(242)	(73)	(72)	(15)	-
Polish zloty (PLN)	(116)	(33)	(32)	(19)	-
Guinean franc (GNF)	(30)	(16)	(16)	(8)	-
Leone (SLL)	(14)	(2)	(2)	(6)	-
Argentine Peso (ARS)	(13)	-	-	-	-
Other	(30)	13	13	(4)	-
Changes in the scope of consolidation and other changes	878	217	151	335	1,769
Acquisition of Jazztel	478	122	110	236	1,330
Full consolidation of Médi Télécom	241	88	88	65	517
Acquisition of Oasis (Tigo) in the Democratic Republic of the Congo	91	(26)	(26)	15	98
Acquisition of Airtel in Burkina Faso	89	27	27	8	130
Acquisition of Cellcom Telecommunications in Liberia	45	16	16	10	275
Acquisition of Airtel in Sierra Leone	36	6	6	15	123
Deconsolidation of Dailymotion	(34)	4	(166)	(6)	(107)
Disposal of Fime	(28)	(7)	(7)	(3)	(221)
Disposal of Orange Armenia	(24)	(1)	7	(4)	(277)
Other	(16)	(12)	96	(1)	(99)
Data on a comparable basis	40,669	12,524	11,319	6,769	146,268

(1) Foreign exchange fluctuations between the average exchange rates for the 2015 fiscal year and average rates for the 2016 fiscal year.

The changes included in the transition from data on a historical basis to data on a comparable basis for the 2015 fiscal year primarily include:

- the changes in the scope of consolidation (see Section 4.3.1.3 Significant events and Note 3.2 to the consolidated financial statements), with mainly:

- the acquisition of Jazztel (Spain), following its takeover on July 1, 2015, taking effect from January 1, 2015 in the data on a comparable basis,

- the full consolidation of Médi Télécom (Africa & Middle-East) on July 1, 2015, following its takeover, taking effect from January 1, 2015 in the data on a comparable basis. Orange’s investment in Médi Télécom was previously accounted for under the equity method,

- acquisition of Oasis (Tigo) in the Democratic Republic of the Congo (Africa & Middle-East) on April 20, 2016, taking effect from May 1, 2015 in the data on a comparable basis,

- acquisition of Airtel in Burkina Faso (Africa & Middle-East) on June 22, 2016, taking effect from July 1, 2015 in the data on a comparable basis,

- acquisition of Cellcom Telecommunications in Liberia (Africa & Middle-East) on April 5, 2016, taking effect from April 1, 2015 in the data on a comparable basis,

- acquisition of Airtel in Sierra Leone (Africa & Middle-East) on July 19, 2016, taking effect from August 1, 2015 in the data on a comparable basis,

- the deconsolidation of Dailymotion (International Carriers & Shared Services) on June 30, 2015, following the disposal of the majority of the capital (80% on June 30, 2015 and 10% on July 30, 2015), taking effect from January 1, 2015 in the data on a comparable basis,

- the disposal of Fime (Enterprise) on May 31, 2016, taking effect from June 1, 2015 in the data on a comparable basis,

- the disposal of Orange Armenia (Central Europe) on September 3, 2015, taking effect from January 1, 2015 in the data on a comparable basis,

- and the acquisition of Groupama Banque (renamed Orange Bank, Section 4.3.1.3 Significant events) on October 4, 2016, taking effect from October 1, 2015 in the data on a comparable basis;

- and the foreign exchange fluctuations between the average exchange rates for the 2015 fiscal year and average rates for the 2016 fiscal year.

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4.3.5.1.1.2  2015 fiscal year - Segments

The following table presents, for each segment of the Orange group, the transition from data on a historical basis to data on a comparable basis for the 2015 fiscal year for the key operating data.

2015 fiscal year - Segments	Revenues	Adjusted EBITDA	Reported EBITDA	CAPEX	Average number of employees
(at December 31, 2015, in millions of euros)
France
Data on a historical basis	19,141	7,075	6,482	3,097	66,765
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes (2)	13	22	22	-	-
Data on a comparable basis	19,154	7,097	6,504	3,097	66,765
Spain
Data on a historical basis	4,253	1,068	1,046	864	5,144
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes	478	122	110	236	1,330
Acquisition of Jazztel	478	122	110	236	1,330
Other changes (2)	-	-	-	-	-
Data on a comparable basis	4,731	1,190	1,156	1,100	6,474
Poland
Data on a historical basis	2,831	842	820	463	17,703
Foreign exchange fluctuations (1)	(117)	(35)	(34)	(19)	-
Changes in the scope of consolidation and other changes (2)	(4)	-	(1)	-	(119)
Data on a comparable basis	2,710	807	785	444	17,584
Belgium & Luxembourg
Data on a historical basis	1,235	276	321	193	1,564
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes (2)	-	-	-	-	-
Data on a comparable basis	1,235	276	321	193	1,564
Central European countries
Data on a historical basis	1,648	554	546	263	5,246
Foreign exchange fluctuations (1)	(6)	(2)	(2)	(1)	-
Changes in the scope of consolidation and other changes	(26)	(1)	7	(4)	(277)
Disposal of Orange Armenia	(26)	(1)	7	(4)	(277)
Other changes (2)	-	-	-	-	-
Data on a comparable basis	1,616	551	551	258	4,969
Africa & Middle-East
Data on a historical basis	4,899	1,667	1,529	922	14,356
Foreign exchange fluctuations (1)	(298)	(103)	(102)	(30)	-
Changes in the scope of consolidation and other changes	509	110	233	113	1,247
Full consolidation of Médi Télécom	249	88	88	65	517
Acquisition of Oasis (Tigo) in the Democratic Republic of the Congo	91	(26)	(26)	15	98
Acquisition of Airtel in Burkina Faso	89	27	27	8	130
Acquisition of Cellcom Telecommunications in Liberia	45	16	16	10	275
Acquisition of Airtel in Sierra Leone	36	6	6	15	123
Other changes (2)	(1)	(1)	122	-	104
Data on a comparable basis	5,110	1,674	1,660	1,005	15,603
Enterprise
Data on a historical basis	6,405	932	898	325	20,415
Foreign exchange fluctuations (1)	(15)	24	24	(1)	-
Changes in the scope of consolidation and other changes	(39)	(17)	(39)	(4)	(271)
Disposal of Fime	(29)	(7)	(7)	(3)	(221)
Other changes (2)	(10)	(10)	(32)	(1)	(50)
Data on a comparable basis	6,351	939	883	320	20,144
International Carriers & Shared Services
Data on a historical basis	1,915	4	(365)	359	13,306
Foreign exchange fluctuations (1)	(14)	5	6	-	-
Changes in the scope of consolidation and other changes	(48)	(13)	(176)	(7)	(279)
Deconsolidation of Dailymotion	(35)	4	(166)	(6)	(107)
Other changes (2)	(13)	(17)	(10)	(1)	(172)
Data on a comparable basis	1,853	(4)	(535)	352	13,027
Orange Bank
Data on a historical basis	-	-	-	-	-
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes	-	(6)	(6)	-	138
Acquisition of Groupama Banque (renamed Orange Bank)	-	(6)	(6)	-	138
Other changes (2)	-	-	-	-	-
Data on a comparable basis	-	(6)	(6)	-	138

(1) Foreign exchange fluctuations between the average exchange rates for the 2015 fiscal year and average rates for the 2016 fiscal year.

(2) Including the effect of internal reorganizations between segments which have no effect at Group level.

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4.3.5.1.2   Data on a comparable basis for 2014

The data on a comparable basis for 2014 is comparable in terms of method, scope and exchange rates to the data on a historical basis for 2015.

4.3.5.1.2.1  2014 fiscal year - Group

The following table presents, for the Orange group, the transition from data on a historical basis to data on a comparable basis for the 2014 fiscal year for the key operating data.

2014 fiscal year/Group	Revenues	Adjusted EBITDA	Reported EBITDA	CAPEX	Average number of employees
(at December 31, 2014, in millions of euros)
Data on a historical basis	39,445	12,158	11,112	5,636	151,638
Foreign exchange fluctuations (1)	429	84	79	54	-
US dollar (USD)	228	46	46	17	-
Egyptian Pound (EGP)	117	33	33	22	-
Jordanian dinar (JOD)	71	23	23	9	-
Pound sterling (GBP)	11	(13)	(13)	1	-
Other	2	(5)	(10)	5	-
Changes in the scope of consolidation and other changes	409	165	(177)	245	(1,208)
Acquisition of Jazztel	480	115	115	235	1,546
Full consolidation of Médi Télécom	239	77	77	53	523
Disposal of Orange Dominicana	(107)	(41)	(289)	(9)	(356)
Review of the East Africa asset portfolio	(99)	37	72	(26)	(2,016)
Disposal of Almerys	(32)	(1)	(1)	(3)	(228)
Deconsolidation of Dailymotion	(31)	-	-	(4)	(108)
Disposal of Orange Armenia	(12)	-	-	(4)	(140)
Disposal of Wirtualna Polska	(4)	(1)	(72)	-	(34)
Full consolidation of Cloudwatt	1	(19)	(19)	3	61
Disposal of Arkadin	-	-	(22)	-	-
Gain on disposal of Bull securities	-	-	(41)	-	-
Other	(26)	(2)	3	-	(456)
Data on a comparable basis	40,283	12,407	11,014	5,935	150,430

(1) Foreign exchange fluctuations between the average exchange rates for the 2014 fiscal year and average rates for the 2015 fiscal year.

The changes included in the transition from data on a historical basis to data on a comparable basis for the 2014 fiscal year primarily include:

- the changes in the scope of consolidation (see Note 3.2 to the consolidated financial statements), with mainly:

- the acquisition of Jazztel (Spain), following its takeover on July 1, 2015, taking effect from July 1, 2014 in the data on a comparable basis,

- the full consolidation of Médi Télécom (Africa & Middle-East) on July 1, 2015, following its takeover, taking effect from July 1, 2014 in the data on a comparable basis. Orange’s investment in Médi Télécom was previously accounted for under the equity method,

- the disposal of Orange Dominicana (Central European countries) on April 9, 2014, taking effect from January 1, 2014 in the data on a comparable basis,

- the review of the East Africa asset portfolio (Africa & Middle-East), with i) the disposal of Orange Uganda on November 11, 2014, and ii) the accounting for Telkom Kenya under the equity method on December 31, 2014 following recognition of a loss of control, taking effect from January 1, 2014 in the data on a comparable basis,

- the disposal of Almerys (Enterprise) on April 13, 2015, taking effect from March 31, 2014 in the data on a comparable basis,

- the deconsolidation of Dailymotion (International Carriers & Shared Services) on June 30, 2015, following the disposal of the majority of the capital (80% on June 30, 2015 and 10% on July 30, 2015), taking effect from June 30, 2014 in the data on a comparable basis,

- the disposal of Orange Armenia (Central European countries) on September 3, 2015, taking effect from August 30, 2014 in the data on a comparable basis,

- the disposal of Wirtualna Polska (Poland) on February 13, 2014, taking effect from January 1, 2014 in the data on a comparable basis,

- the full consolidation of Cloudwatt (Enterprise) on April 1, 2015, following the takeover, taking effect from April 1, 2014 in the data on a comparable basis. Orange’s investment in Cloudwatt was previously accounted for under the equity method,

- the disposal of Arkadin (Enterprise) on January 21, 2014, taking effect from January 1, 2014 in the data on a comparable basis,

- and the gains (losses) on disposal of the investment in Bull (International Carriers & Shared Services) on August 18, 2014, taking effect from January 1, 2014 in the data on a comparable basis;

- and the foreign exchange fluctuations between the average exchange rates for the 2014 fiscal year and for the 2015 fiscal year.

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4.3.5.1.2.2  2014 fiscal year - Segments

The following table presents, for each segment of the Orange group, the transition from data on a historical basis to data on a comparable basis for the 2014 fiscal year for the key operating data.

2014 fiscal year - Segments	Revenues	Adjusted EBITDA	Reported EBITDA	CAPEX	Average number of employees
(at December 31, 2014, in millions of euros)
France
Data on a historical basis	19,304	6,989	6,510	2,799	70,719
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes (2)	-	11	11	-	(246)
Data on a comparable basis	19,304	7,000	6,521	2,799	70,473
Spain
Data on a historical basis	3,876	958	958	585	3,825
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes	479	114	114	236	1,546
Acquisition of Jazztel	479	114	114	236	1,546
Other changes (2)	-	-	-	-	-
Data on a comparable basis	4,355	1,072	1,072	821	5,371
Poland
Data on a historical basis	2,918	922	994	418	19,094
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes	(4)	(1)	(72)	-	(107)
Disposal of Wirtualna Polska	(4)	(1)	(72)	-	(34)
Other changes (2)	-	-	-	-	(73)
Data on a comparable basis	2,914	921	922	418	18,987
Belgium & Luxembourg
Data on a historical basis	1,249	274	255	215	1,620
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes (2)	-	-	-	-	-
Data on a comparable basis	1,249	274	255	215	1,620
Central European countries
Data on a historical basis	1,760	637	885	279	5,850
Foreign exchange fluctuations (1)	(13)	(7)	(7)	(1)	-
Changes in the scope of consolidation and other changes	(122)	(41)	(289)	(14)	(496)
Disposal of Orange Dominicana	(107)	(41)	(289)	(9)	(356)
Disposal of Orange Armenia	(15)	-	-	(5)	(140)
Other changes (2)	-	-	-	-	-
Data on a comparable basis	1,625	589	589	264	5,354
Africa & Middle-East
Data on a historical basis	4,286	1,403	1,367	779	15,666
Foreign exchange fluctuations (1)	238	75	75	44	-
Changes in the scope of consolidation and other changes	135	113	149	27	(1,479)
Full consolidation of Médi Télécom	248	77	77	53	523
Review of the East Africa asset portfolio	(112)	37	72	(26)	(2,016)
Other changes (2)	(1)	(1)	-	-	14
Data on a comparable basis	4,659	1,591	1,591	850	14,187
Enterprise
Data on a historical basis	6,299	968	910	325	20,728
Foreign exchange fluctuations (1)	200	24	19	11	-
Changes in the scope of consolidation and other changes	(34)	(31)	(52)	-	(190)
Disposal of Almerys	(33)	(1)	(1)	(3)	(228)
Disposal of Arkadin	-	-	(22)	-	-
Full consolidation of Cloudwatt	1	(19)	(19)	3	61
Other changes (2)	(2)	(11)	(10)	-	(23)
Data on a comparable basis	6,465	961	877	336	20,538
International Carriers & Shared Services
Data on a historical basis	1,894	7	(767)	236	14,136
Foreign exchange fluctuations (1)	5	(8)	(9)	-	-
Changes in the scope of consolidation and other changes	(54)	-	(37)	(4)	(236)
Deconsolidation of Dailymotion	(32)	-	-	(4)	(108)
Gain on disposal of Bull securities	-	-	(41)	-	-
Other changes (2)	(22)	-	4	-	(128)
Data on a comparable basis	1,845	(1)	(813)	232	13,900

(1) Foreign exchange fluctuations between the average exchange rates for the 2014 fiscal year and average rates for the 2015 fiscal year.

(2) Including the effect of internal reorganizations between segments which have no effect at Group level.

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4.3.5.2   Adjusted EBITDA and reported EBITDA

Adjusted EBITDA and reported EBITDA are operating performance indicators used by the Group i) to manage and assess its operating and segment results, and ii) to implement its investments and resource allocation strategy.

Reported EBITDA is operating income before depreciation and amortization, before effects resulting from business combinations, before reclassification of translation adjustment from liquidated entities, before impairment of goodwill and fixed assets and before share of profits (losses) of associates and joint ventures.

Adjusted EBITDA is reported EBITDA adjusted for the effects of significant litigations, specific labor expenses, review of the investments and business portfolio, restructuring and integration costs and, where appropriate, other specific items that are systematically specified (see Note 1 to the consolidated financial statements).

The reconciliation between adjusted EBITDA, reported EBITDA and consolidated net income is shown below.

(at December 31, in millions of euros)	2016			2015			2014
	Adjusted data	Presen-tation adjustments	Consolidated income statement	Adjusted data	Presen-tation adjustments	data on a historical basis Consolidated income statement	Adjusted data	Presen-tation adjustments	data on a historical basis Consolidated income statement
Revenues	40,918	-	40,918	40,236	-	40,236	39,445	-	39,445
External purchases	(18,281)	-	(18,281)	(17,697)	-	(17,697)	(17,251)	-	(17,251)
Other operating income	732	7	739	588	54	642	657	57	714
Other operating expenses	(454)	(89)	(543)	(440)	(629)	(1,069)	(367)	(489)	(856)
Labor expenses	(8,340)	(526)	(8,866)	(8,486)	(572)	(9,058)	(8,531)	(565)	(9,096)
Operating taxes and levies	(1,893)	85	(1,808)	(1,783)	-	(1,783)	(1,795)	-	(1,795)
Gains (losses) on disposal of investments and activities	-	59	59	-	178	178	-	390	390
Restructuring and integration costs	-	(499)	(499)	-	(172)	(172)	-	(439)	(439)
Adjusted EBITDA	12,682	(963)	-	12,418	(1,141)	-	12,158	(1,046)	-
Significant litigations	10	(10)	-	(450)	450	-	(432)	432	-
Specific labor expenses	(525)	525	-	(572)	572	-	(565)	565	-
Review of the investments and business portfolio	59	(59)	-	53	(53)	-	390	(390)	-
Restructuring and integration costs	(499)	499	-	(172)	172	-	(439)	439	-
Other specific items (1)	(8)	8	-	-	-	-	-	-	-
Reported EBITDA	11,719	-	11,719	11,277	-	11,277	11,112	-	11,112
Depreciation and amortization	-	-	(6,728)	-	-	(6,465)	-	-	(6,038)
Effects resulting from business combinations	-	-	97	-	-	6	-	-	-
Reclassification of translation adjustment from liquidated entities	-	-	14	-	-	-	-	-	-
Impairment of goodwill	-	-	(772)	-	-	-	-	-	(229)
Impairment of fixed assets	-	-	(207)	-	-	(38)	-	-	(59)
Share of profits (losses) of associates and joint ventures	-	-	(46)	-	-	(38)	-	-	(215)
Operating income	-	-	4,077	-	-	4,742	-	-	4,571
Finance costs, net	-	-	(2,097)	-	-	(1,583)	-	-	(1,638)
Income tax	-	-	(970)	-	-	(649)	-	-	(1,573)
Consolidated net income of continuing operations	-	-	1,010	-	-	2,510	-	-	1,360
Consolidated net income of discontinued operations	-	-	2,253	-	-	448	-	-	(135)
Consolidated net income	-	-	3,263	-	-	2,958	-	-	1,225
Net income attributable to owners of the parent company	-	-	2,935	-	-	2,652	-	-	925
Non-controlling interests	-	-	328	-	-	306	-	-	300

(1) Transaction costs related to the unsuccessful negotiations with Bouygues Telecom.

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Orange’s management believes that the presentation of these aggregates is pertinent as it provides investors with the same management aggregates as used internally. Adjusted EBITDA and reported EBITDA, or similar management indicators used by Orange’s competitors, are indicators that are often disclosed and widely used by analysts, investors and other players in the telecommunications industry.

Adjusted EBITDA and reported EBITDA are not financial aggregates defined by IFRS and may not be comparable to similarly titled indicators used by other companies. They are provided as additional information only and should not be considered as a substitute for operating income or cash provided by operating activities.

4.3.5.3   CAPEX

Orange’s management uses CAPEX in allocating resources, so as to measure the operating efficiency of the use of investments in each of its operating segments.

Investments in property, plant and equipment and intangible assets excluding telecommunication licenses and investments financed through finance leases (hereinafter referred to as “CAPEX”) represent the acquisitions of property, plant and equipment and intangible assets excluding telecommunications licenses and changes in fixed asset payables, as presented in the Consolidated statement of cash flows (investments financed through finance leases do not affect cash flows upon acquisition). The calculation below shows the transition from CAPEX to i) acquisitions of property, plant and equipment and intangible assets, excluding changes in the fixed asset payables, as presented in the Consolidated statement of cash flows, and ii) investments in property, plant and equipment and intangible assets as presented in Note 1.3 to the consolidated financial statements.

(at December 31, in millions of euros)	2016	2015	2014
		data on a historical basis	data on a historical basis
CAPEX	(6,971)	(6,486)	(5,636)
Telecommunications licenses	(1,521)	(1,285)	(475)
Acquisitions of property, plant and equipment and intangible assets (1)	(8,492)	(7,771)	(6,111)
Investments financed through finance leases	(91)	(43)	(87)
Investments in property, plant and equipment and intangible assets	(8,583)	(7,814)	(6,198)

(1) Excluding change in the fixed asset payables.

CAPEX does not include investments financed through finance leases (no effect on cash flow upon acquisition) and investments in telecommunication licenses, the acquisition of these licenses not being part of the daily monitoring of operating investments. Orange’s management believes that the presentation of this aggregate is pertinent as it provides investors with the same management aggregate as used internally.

CAPEX is not a financial aggregate defined by IFRS and may not be comparable to similarly titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for purchases of property, plant and equipment and intangible assets.

4.3.5.4   Net financial debt

Net financial debt is an indicator of financial position used by the Group. Net financial debt is a frequently disclosed indicator. It is widely used by analysts, investors, rating agencies and most groups in all business sectors in Europe.

Net financial debt as defined and used by Orange does not include Orange Bank activities, for which this concept is not relevant. It consists of (a) financial liabilities excluding operating payables (translated at the year-end closing rate) including derivative instruments (assets and liabilities), less (b) cash collateral paid, cash, cash equivalents and financial assets at fair value. Financial instruments designated as cash flow hedges and net investment hedges included in net financial debt are set up to hedge, among other, items that are not (future cash flows, net investment in foreign currencies). Effects on the hedge of these items are carried in equity. As a consequence, the “equity components related to unmatured hedging instruments” are added to gross financial debt to offset this temporary difference.

The breakdown of net financial debt is shown in Note 11.3 to the consolidated financial statements.

Net financial debt is not a financial aggregate defined by IFRS and may not be comparable to similarly titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for an analysis of all the group’s assets and liabilities.

4.3.5.5   Ratio of net financial debt to adjusted EBITDA of telecom acivities

The ratio of net financial debt to adjusted EBITDA of telecom acivities is used by Orange to measure the Group’s ability to repay its debt, and more broadly to measure its financial strength. This ratio is commonly used by companies in the telecommunications sector.

The ratio of net financial debt to adjusted EBITDA of telecom acivities is calculated as the ratio of the Group’s net financial debt (see Section 4.3.5.4 Net financial debt) to the adjusted EBITDA of telecom acivities (see Section 4.3.5.2 Adjusted EBITDA and reported EBITDA) calculated over the previous 12 months. As the net financial debt (as defined and used by Orange) does not include the Orange Bank activities, for which this concept is not relevant, the net financial debt is divided by the adjusted EBITDA of telecom acivities. In addition, when changes in scope significantly affect the Group’s net financial debt at the end of the period, the calculation of the ratio of net financial debt to adjusted EBITDA of telecom acivities is adjusted to take into account the adjusted EBITDA of those entities over the previous 12 months.

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(at December 31, in millions of euros)	2016	2015	2014
		data on a historical basis	data on a historical basis
Group’s net financial debt	24,444	26,552	26,090
EE’s net financial debt (at 50%)	-	1,173	1,120
Net financial debt including 50% of EE (a)	24,444	27,725	27,210
Adjusted EBITDA of telecom acivities	12,694	12,418	12,158
Adjusted EBITDA of EE (at 50%) (1)	-	1,153	847
Adjusted EBITDA of Jazztel in the first half of 2015	-	109	-
Adjusted EBITDA of Médi Télécom in the first half of 2015	-	95	-
Adjusted EBITDA of telecom acivities including 50% of EE (1), Jazztel and Médi Télécom in the first half of 2015 (b)	12,694	13,775	13,005
Ratio of net financial debt/Adjusted EBITDA of telecom acivities (1) (a/b)	1.93	2.01	2.09

(1) In 2014, adjusted EBITDA of the EE joint venture, excluding 336 million pounds sterling (at 100%) or 208 million euros (at 50%) in restructuring costs for the “Phones 4u” partner distribution network following its receivership.

Regarding the consolidation of 50% of EE until December 31, 2015:

The ratio of net financial debt to adjusted EBITDA of telecom acivities includes 50% of the net financial debt of EE and 50% of the adjusted EBITDA of EE until December 31, 2015 (due to the sale of EE on January 29, 2016, see Section 4.3.1.3 Significant events).

Between the establishment of EE on April 1, 2010 and its disposal on January 29, 2016 (see Section 4.3.1.3 Significant events), Orange’s consolidated financial statements ceased to include the contribution of the Group’s activities in the UK in adjusted EBITDA (previously corresponding to Orange in the UK), as though such activities had been discontinued. However, the creation of the EE joint venture did not involve any cash consideration that would have been received as part of a disposal and that would have reduced Group net financial debt accordingly. Thus, in light of the manner in which the joint venture was created, as described above, Orange’s management felt that including 50% of the EE joint venture in the calculation of the ratio of net financial debt to adjusted EBITDA of telecom acivities would better reflect the Group’s economic substance as regards the presentation of this ratio.

Regarding the consolidation of the adjusted EBITDA of Jazztel and Médi Télécom in the first half of 2015:

As the net financial debt of Jazztel and of Médi Télécom was included in the Group’s net financial debt at December 31, 2015 (following their full consolidation on July 1, 2015), the calculation of the ratio of net financial debt to adjusted EBITDA of telecom acivities at December 31, 2015 included the adjusted EBITDA of the two companies for the first half of 2015 in order to account for their adjusted EBITDA over 12 months.

4.3.6    Additional information

Unrecognized contractual commitments

Unrecognized contractual commitments are described in Notes 14 and 15.3 to the consolidated financial statements.

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4.4  Recent events

On March 2, 2017, Orange announced that it had agreed to sell EUR 750 million of notes due September 2023 with a coupon of 0.75% and EUR 500 million of notes due September 2027 with a coupon of 1.50%.

In addition, following the signing of new handsets purchase contracts during the first quarter of the 2017, total handsets purchase commitments are estimated to amount to 3.7 billion euros over the next three years.

4.5  Outlook

Orange has set itself the goal of achieving a higher adjusted EBITDA in 2017 than in 2016 on a comparable basis, driven by the strong commercial momentum supported by CAPEX and the ongoing efforts to transform the cost structure.

The Group maintains the objective of a ratio of net financial debt to adjusted EBITDA of telecom acivities (see Section 4.3.5. Financial aggregates not defined by IFRS) of approximately 2 in the medium term to preserve Orange’s financial strength and investment capacity. Within this context, the Group is maintaining a policy of selective, value-creating acquisitions by concentrating on the markets in which it is already present.

For further information on outlook beyond 2017, see Section 2.3 Orange’s group strategy.

These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are detailed in Section 2.4 Risk factors. See also the section on Forward-looking statements at the start of the Registration Document.

4.6  Dividend distribution policy

Orange paid a dividend of 0.60 euros per share in respect of the 2015 fiscal year.

A dividend of 0.60 euros per share in respect of 2016 will be proposed to the Shareholders’ Meeting of June 1, 2017. In view of the payment on December 7, 2016 of an interim dividend of 0.20 euros, the balance of the dividend will be, subject to approval by the Shareholders’ Meeting, 0.40 euros per share and will be paid in cash on June 14, 2017. The ex-dividend date will be June 12, 2017 and the record date will be June 13, 2017.

In respect of the 2017 fiscal year, the Board of Directors will propose paying a dividend of 0.65 euros per share to the Shareholders’ Meeting. This 5 cent increase in the dividend reflects the improvement in Group profitability beginning in 2015 and clearly reaffirmed by the 2016 results. It also reflects the Group’s confidence in the continuation of this momentum and the constant search for the right balance between funding investment necessary for the development of the Group’s operations, sharing value with employees and providing returns to shareholders.

The Board of Directors also announced its intention to pay an interim dividend for 2017 of 0.25 euros per share, which should be paid in December 2017.

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4.7  Annual financial statements Orange SA

4.7.1    Financial statements and corresponding Notes

The annual financial statements of Orange SA for the year to December 31, 2016 were approved by the Board of Directors at its meeting of February 22, 2017 and will be submitted to the Shareholders’ Meeting of June 1, 2017 for approval.

Financial statements

Income statement

(in millions of euros)	Note	2016	2015
Revenue	2.1	23,390	23,603
Capitalized costs		1,817	1,698
Other income and expense reclassifications		972	844
Financial provision reversals		217	238
Total operating income		26,396	26,383
Consumption of goods and merchandise		(2,356)	(2,301)
Other external expenses		(8,483)	(8,349)
Taxes other than income tax	2.2	(1,187)	(1,148)
Labor expenses	2.3	(6,508)	(6,545)
Other operating expense		(725)	(734)
Depreciation and amortization		(3,231)	(3,145)
Provisions		(185)	(237)
Total operating expense		(22,675)	(22,459)
Operating income		3,721	3,924
Financial income		3,482	4,140
Financial provision reversals		1,514	2,659
Total financial income		4,996	6,799
Interest and similar expense		(3,979)	(4,219)
Provisions		(1,339)	(810)
Total financial expense		(5,318)	(5,029)
Finance costs, net	2.4	(322)	1,771
Income before tax and exceptional items		3,399	5,694
Exceptional income		1,541	5,151
Exceptional expense		(2,266)	(6,010)
Exceptional income and expense	2.5	(725)	(859)
Employee profit-sharing		(146)	(160)
Income tax	2.6	(200)	(169)
Net income		2,328	4,506
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Balance sheet - assets

(in millions of euros)	Note	December 31, 2016			December 31, 2015
		Gross	Depreciation, amortization & impairment	Net	2015 Net
Fixed assets
Intangible assets	3.1	31,349	(4,312)	27,037	28,735
Property, plant and equipment	3.1	56,306	(41,892)	14,414	13,735
Financial assets	3.2	48,951	(10,957)	37,994	43,850
Total fixed assets (a)		136,606	(57,161)	79,445	86,320
Current assets
Inventories		424	(16)	407	324
Trade receivables		2,529	(265)	2,264	2,402
Other receivables	3.3	1,524	(10)	1,514	1,441
Marketable securities	3.4	5,420	-	5,420	3,314
Cash	3.4	1,414	-	1,414	1,490
Prepaid expenses	3.5	1,013	-	1,013	1,142
Total current assets (b)		12,324	(291)	12,032	10,113
Unrealized foreign exchange loss (c)	3.6	1,117	-	1,117	1,513
Total assets (a + b + c)		150,047	(57,452)	92,594	97,946

Balance sheet - equity and liabilities

(in millions of euros)	Note	December 31, 2016	December 31, 2015
Equity
Share capital		10,640	10,596
Additional paid-in capital		15,799	15,735
Statutory reserve		1,064	1,059
Retained earnings		4,730	1,820
Net income		2,328	4,506
Government grants		523	541
Provisions for investment		-	133
Accelerated depreciation		1,498	1,265
Total equity (a)	4.1	36,582	35,655
Other equity (b)	4.2	6,921	7,164
Provisions (c)	4.3	4,325	4,539
Payables
Financial liabilities	4.4	30,128	30,007
Trade payables		5,305	5,681
Other current liabilities	4.6	5,983	11,777
Deferred income	4.7	2,420	2,364
Total liabilities and deferred income (d)		43,836	49,829
Unrealized foreign exchange gains (e)	3.6	930	759
Total liabilities and equity (a + b + c + d + e)		92,594	97,946
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Statement of cash flows

(in millions of euros)	Note	2016	2015
Operating activities
Net income		2,328	4,506
Non-cash items
Depreciation of property, plant and equipment and intangible assets (1)		3,203	3,145
Net loss/(gain) on asset sales		(91)	(33)
Change in provisions and other non-cash items		(213)	(2,218)
Change in working capital requirement
Decrease/(increase) in inventories		(74)	10
Decrease/(increase) in trade receivables		150	(197)
Net impact of sales of trade receivables		-	(500)
Decrease/(increase) in other receivables		145	(403)
Increase/(decrease) in trade payables (excluding fixed assets)		(162)	92
Increase/(decrease) in other payables (2)		(721)	1,098
Increase/(decrease) in unrealized exchange gains/losses	3.6	164	(79)
Net cash provided by operating activities		4,729	5,421
Investing activities
Acquisitions of licenses	3.1.1	-	(955)
Other acquisitions of property, plant and equipment and intangible assets		(3,976)	(3,670)
Increase/(decrease) in payables to suppliers of property, plant and equipment (3)		(205)	1,072
Proceeds from sales of property, plant and equipment and intangible assets		322	189
Subscription to Orange Participations capital increase		(875)	(2,622)
Other acquisitions and capital (increases)/reductions of subsidiaries and equity interests (4)		8,697	(6)
Changes in liabilities for securities		(9)	-
Proceeds from sales of investment securities		6	34
Disposal from treasury shares - Employee shareholding plan (Cap’Orange)		-	32
Pledged monetary financial securities in connection with the offer on Jazztel	3.2	-	2,899
Decrease/(increase) in marketable securities and other non-current financial assets		(337)	(83)
Net cash used in investing activities		3,623	(3,110)
Net cash used in financing activities
Additions to long-term debt		3,380	449
Repayment of long-term debt		(1,944)	(3,162)
Increase/(decrease) in short-term borrowings		(215)	485
Change in cash collateral		(888)	1,809
Contribution of shareholders who subscribed to offering reserved for employees (Orange Ambition)	4.1.1	113	-
Partial redemption of TDIRA		-	(200)
Dividends paid	4.1.3	(1,596)	(1,589)
Change in Group current accounts	3.3 and 4.6	(5,173)	(1,234)
Net cash provided by/(used in) financing activities		(6,323)	(3,442)
Net change in cash and marketable securities		2,029	(1,131)
Cash and marketable securities at beginning of period		4,804	5,935
Cash and marketable securities at end of period		6,833	4,804

(1) Including net reversals of government grants and provisions.

(2) Including, in 2015, the fine relating to the Entreprise market competition litigation settled in 2016 (see Note 6 Litigations).

(3) Including, in 2015, debt relating to 700 MHz spectrum blocks (see Note 3.1.1 Intangible assets).

(4) Including, in 2016, the reduction of capital of Orange Telecommunications Group Limited for 8,806 million euros (see Note 3.2 Non-current financial assets).

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Notes to the annual financial statements of Orange SA

Notes index

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Note 1   Description of business and status

Orange SA (“the Company”) is the parent company of the Orange group (“the Group”). It is engaged in both operational activities and subsidiary financing activities for the Orange group. The Company provides consumers, businesses and other telecommunications operators with a wide range of services including fixed telephony and mobile telecommunications, data transmission, Internet and multimedia, and other value-added services.

Orange SA is governed by French corporate law, subject to specific laws governing the Company, particularly French law 90-568 of July 2, 1990 relating to the organization of public postal and telecommunications services, and Ordinance 2014-948 of August 20, 2014 on the governance and capital transactions of companies with public shareholding. Orange SA is also regulated by its Bylaws.

The activities of the Company are governed primarily by European Union directives and by the French Postal and Electronic Communications Code (Code français des postes et des communications électroniques).

Orange SA has been listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN) since 1997.

Note 2   Notes to the income statement

2.1 Revenue

(in millions of euros)	2016	2015
Mobile services	7,152	7,442
Mobile equipment sales	784	751
Fixed-line services	14,484	14,436
Subscriber fixed-line telephony	2,850	3,128
Broadband services	4,758	4,536
Carrier services	4,108	4,034
Data transfer	2,768	2,738
Other revenues	970	974
Total	23,390	23,603

Mobile service revenues include:

- services billed to customers (voice and data services, content, surcharged voice services, Machine to Machine, customer assistance and insurance and security options);

- services billed to other carriers (voice and data service call termination, national and international roaming, network-sharing and services to MVNOs).

Revenue from “sales of mobile equipment” include revenues from subsidized and non-subsidized sales of mobile terminals.

Fixed service revenues include:

- subscriber fixed-line telephony (service access charges, basic contracts and additional services, telephone communications);

- broadband services (ADSL access and fiber optic; Voice over IP; Digital TV via ADSL, fiber optic or satellite; broadband terminal leasing; customer support; TV content);

- carrier services (national interconnections, local loop unbundling, wholesale ADSL access, fiber optic including cofinancing revenues, Wholesale Line Rental, services to international carriers);

- data transfer (leased lines, enterprise networks, enterprise services, services to Public Initiative Networks).

The primary components of “other revenues” include:

- sales of mobile accessories;

- sales and rental of equipment for fixed services;

- online information services and advertising;

- other products and services billed to customers;

- other revenues, including services billed to Orange group subsidiaries.

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2.2 Taxes other than income tax

(in millions of euros)	2016	2015
Regional Economic Contribution, IFER (1) and similar	(769)	(773)
Other Taxes (COSIP tax and other)	(418)	(375)
Total	(1,187)	(1,148)

(1) Flat-rate tax on network enterprises (Impôt Forfaitaire sur les Entreprises de Réseaux).

2.3 Labor expenses

(in millions of euros)	2016	2015
Average number of employees (full-time equivalents) (1) (2)	76,301	80,741
Wages and employee benefit expenses	(6,508)	(6,545)
Of which
- Wages and salaries	(4,222)	(4,277)
- Social security contributions (3)	(1,896)	(1,936)
- Provision for employee incentive bonuses for the year	(191)	(175)
- Payments to Works Council	(115)	(114)
- Other expenses (4)	(84)	(43)

(1) Of whom 50% were French civil service staff (compared with 56% at December 31, 2015).

(2) Broken down as follows:

      - senior management and management: 51%;

      - employees, technicians and supervisors: 49%.

(3) The charge for defined contribution pension plans was 772 million euros and comprised mainly the flat-rate contribution to the pension plan for civil servant employees of Orange SA, which increased from 50.40% in 2015 to 50.05% in 2016.

(4) Including 88 million euros of competitiveness and employment tax credit (CICE) for FY2016 (94 million euros for 2015): in 2016, the CICE allowed the Company to increase hiring to help deploy its strategy, further its digital transformation, and maintain and even increase its high levels of investment in broadband, fiber and 4G.

2.4 Finance costs, net

(in millions of euros)	Note	2016	2015
Dividends received	3.2	798	1,284
Orange Telecommunications Group Limited		600	1,100
FTIMMO H		73	13
Orange Caraïbe		60	61
Orange Polska		39	83
Other		26	27
Revenue from marketable securities		7	23
Revenue from receivables related to investment securities and current accounts		78	40
Loan interest		(1,216)	(1,327)
Changes in provisions for interest cost		(19)	(21)
Interest on other equity (1)		(307)	(333)
Interest on derivative instruments		162	179
Net foreign exchange gain or loss		(15)	43
Change in impairment of investment securities	3.2	82	1,801
Atlas Services Belgium		1,449	2,305
Orange Participations		(733)	71
Orange Telecommunications Group Limited		(45)	-
Orange Polska		(618)	(606)
Globecast Holding		28	4
FTMI		(8)	26
Rimcom		2	(29)
Other (net change)		7	30
Net change in provisions for financial risks		115	76
Other operating income/expense and changes in other provisions		(7)	6
Total		(322)	1,771

(1) Including (279) million euros of interest on subordinated notes in respect of 2016, against (299) million euros in 2015.

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2.5 Exceptional income and expense

(in millions of euros)	Note	2016	2015
French Part-Time for Seniors plans	4.3	(523)	(535)
Provision for risks on property leases		(72)	41
Disposals, changes in provisions and exceptional items (1)		(30)	(282)
Change in regulated provisions		(100)	(83)
Total		(725)	(859)

(1) Including, in 2015, the fine relating to the Entreprise market competition litigation of (350) million euros (see Note 6 Litigation); in addition, the disposal of Jazztel shares to Atlas Services Belgium (ASB) had no impact on net income: as the expense associated with the deduction of the gross value of the Jazztel shares for (3,398) million euros was offset by the proceeds from the disposal of the shares in the same amount (see Note 3.2 Non-current financial assets).

2.6 Income tax

(in millions of euros)	2016	2015
Income tax benefit/(expense) net of benefits generated by group tax relief	(200)	(169)

Income tax (expense)

At December 31, 2016, Orange SA recognized a net income tax expense of 200 million euros, after applying tax loss carryforwards to a maximum of 50% of taxable net income. This amount mainly comprises an income tax expense of 360 million euros and a benefit of 97 million euros arising from group tax relief, which is definitively attributable to Orange SA as the parent company of the tax group. Orange SA has elected for Group tax relief with various subsidiaries. At December 31, 2016, the tax group comprised 78 companies (77 companies at December 31, 2015).

The increase in income tax expense was due mainly to increased taxable income for the French tax consolidation group.

Orange SA’s net future tax relief (excluding tax loss carryforwards) based on a rate of 34.43% was 893 million euros at December 31, 2016 (978 million euros at December 31, 2015), and is primarily linked to the provision for employee benefits. This relief will be applied mostly during the period from 2017 to 2025.

At December 31, 2016, the tax group had total tax loss carryforwards of 872 million euros, compared with 1,413 million euros at December 31, 2015.

Developments in tax disputes and audits

Tax audits

Orange SA underwent tax audits of fiscal years 2010 to 2013, for which the adjustments had no material effect on the Company’s financial statements. Orange SA is currently undergoing a tax audit relating to fiscal year 2014.

Dispute over share of expenses and charges

Orange SA had filed appeals as to the assigned share of expenses and charges of 5% on dividends received from companies in the European Union for fiscal years 2008 to 2014.

In 2016, the favorable decisions of the Court of Montreuil concerning fiscal years 2008 to 2014 have made it possible to adjust available tax loss carryforwards upward to 518 million euros.

All of the proceedings related to this dispute have now been concluded.

Disputes in progress concerning fiscal years 2000-2005

As part of the absorption of COGECOM by Orange SA and pursuant to an adverse ruling by the Court of Montreuil on July 4, 2013, which triggered the payment of the amounts sought by the Tax authority, in 2013 Orange SA paid the remaining balance on principal and late payment interest claimed, for a total amount of 2,146 million euros.

The main developments during 2016 in terms of legal proceedings brought before the Administrative Court of Appeal of Versailles were the following:

- concerning financial year 2005:

- in a ruling of February 18, 2016, the Administrative Court of Appeal of Versailles upheld the judgment of July 4, 2013, despite the contrary conclusions of the appointed Rapporteur. The Company then appealed to the Conseil d’État on April 18, 2016 to rule on the merits of the case,

- in a ruling dated December 5, 2016 the Conseil d’État annulled the February 18, 2016 ruling by the Administrative Court of Appeal of Versailles and remanded the dispute to the same court, on the grounds argued by the Company, i.e., the principle of the inviolability of the opening balance sheet of the earliest fiscal year still subject to audit.

A favorable outcome to this dispute would result in a current tax income of 2,146 million euros, before late interest;

- concerning financial years 2000-2004:

The dispute is still in progress and is not likely to have a negative impact on the financial statements in the event of an unfavorable outcome for the Company.

Dispute over the 3% tax on dividends

The Company has also formally disputed the 3% tax on dividends, contesting the constitutionality of this measure in respect of the European Directives. A favorable outcome to this dispute would result in a current tax income of about 220 million euros for the period ended December 31, 2016.

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Note 3   Notes to the balance sheet - assets

3.1 Tangible and intangible assets

3.1.1 Intangible assets

(in millions of euros)	2016	2015
Net value at beginning of period	28,735	27,865
Purchases of intangible assets	906	1,833
of which licenses (1)	-	955
of which trademarks, patents and software	738	631
of which development costs	94	212
Depreciation, amortization and impairment	(1,042)	(1,020)
Other effects (2)	(1,562)	57
Net value at end of period	27,037	28,735

(1) Corresponds to the acquisition of 700 MHz spectrum blocks and spectrum restructuring costs, payment of which is spread from 2016 to 2018.

(2) Including (1,567) million euros of technical merger losses reclassified in 2016 as investment securities (see Notes 3.2 Non-current financial assets and, in accounting principles, Note 9.1.3 Intangible assets and Note 9.1.6 Non-current financial assets).

(in millions of euros)	December 31, 2016
	Gross value	Accumulated depreciation	Impairment	Net value
Development costs	876	(395)	-	481
Concessions, similar rights, patents, licenses, trademarks, software	7,189	(2,949)	(16)	4,224
of which licenses	3,468	(1,076)	(16)	2,375
Businesses	22,787	(58)	(647)	22,082
of which merger losses	22,629	-	(550)	22,079
Other intangible assets	497	(237)	(10)	250
Total	31,349	(3,639)	(673)	27,037

3.1.2 Property, plant and equipment

(in millions of euros)	2016	2015
Net value at beginning of period	13,735	13,202
Purchases of property, plant and equipment	3,089	2,791
of which buildings	218	210
of which plant and equipment	2,446	2,304
Disposals	(193)	(114)
Depreciation, amortization and impairment	(2,245)	(2,179)
Other effects	28	35
Net value at end of period	14,414	13,735
(in millions of euros)	December 31, 2016
	Gross value	Accumulated depreciation	Impairment	Net value
Buildings	5,547	(4,195)	(8)	1,344
Plant, machinery and equipment	46,417	(35,285)	(1)	11,131
Other property, plant and equipment	4,342	(2,171)	(232)	1,939
Total	56,306	(41,651)	(241)	14,414
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3.2 Financial assets

(in millions of euros)	Note	2016	2015
Net value at beginning of period		43,850	43,389
Additions		2,902	6,124
Disposals		(8,840)	(7,515)
Impairment charges	2.4	(1,405)	(638)
Impairment reversals	2.4	1,487	2,490
Net value at end of period		37,994	43,850

Changes in gross value of non-current financial assets for 2016 are due mainly to the following events:

- the reallocation of technical losses to Orange Telecommunications Group Limited (OTGL), Orange Brand Services Limited (OBSL) and France Telecom Mobile International (FTMI) securities for a total of 1,567 million euros (see Note 3.1.1 Intangible assets);

- the subscription to the new equity of Orange Participations for 875 million euros, to finance inter alia the purchase of equity in the MEA region;

- the loan granted to the Orange Middle East and Africa (OMEA) holding company, through which the Group finances its subsidiaries in the MEA region (325 million euros);

- the reimbursement of the funding from OTGL of 8,806 million euros provided in reorganizing the consolidation scope in the United Kingdom following the disposal of the EE securities.

(in millions of euros)	December 31, 2016
	Gross value	Accumulated impairment	Net value
Investment securities	48,216	(10,955)	37,261
Cash collateral (1)	77	-	77
Other non-current financial assets	658	(2)	656
Total	48,951	(10,957)	37,994

(1) Cash collateral received (541 million euros at December 31, 2016) is included in Other current loans (see Note 4.4.1 Schedule of gross financial debt, cash, and marketable securities by maturity).

Investment securities

List of investment securities

(in millions of euros)	Share capital	Other equity (1)	Percen-tage capital held	Book value at 12/31/2016		Revenue at 12/31/2016	Net income for the last financial year (2)	Dividends received by Orange in 2016	Loans and advances granted by Orange
				Gross	Net
Subsidiaries (over 50% owned)
Atlas Services Belgium	19,618	2,477	100%	26,791	25,537	n/a	(18)	-	-
Orange Participations	6,047	(331)	100%	8,531	5,952	n/a	(464)	-	-
Orange Polska	893	1,789	50.67%	6,335	1,066	2,579	32	39	-
Orange Brand Services Limited	1,052	3,195	100%	3,153	3,153	477	211	-	-
FTMI	22	18	100%	1,307	170	n/a	(3)	-	-
Orange Participations US	440	(375)	100%	440	64	n/a	1	-	-
Rimcom	147	65	100%	310	206	n/a	17	7	-
Orange Telecommunications Group Limited	9	257	100%	304	259	n/a	185	600	-
FTIMMO H	266	119	100%	267	267	169	58	73	-
Network Related Services	86	96	100%	245	245	15	5	-	-
Globecast Holding	19	(12)	100%	212	35	n/a	(12)	-	-
Orange Digital Investment	111	17	100%	137	127	n/a	(2)	-	-
Nordnet	0	18	100%	90	90	68	11	11	-
Other securities	n/a	n/a	n/a	75	75	n/a	n/a	68	-
Total Subsidiaries				48,197	37,246			798	-
Non-controlling interests (less than 50% owned)
Other securities	n/a	n/a	n/a	19	15	n/a	n/a	0	-
Total non-controlling interests				19	15			0	-
Total investment securities			48,216		37,261			798	-

(1) Including net income for the year ended 12/31/2016.

(2) Figures not yet approved by the Boards of Directors.

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Value in use of investment securities

The value in use of investment securities is the estimated enterprise value of the constituent entities of those investments, less their net debt (or plus their net cash), measured in their currency and converted into euros at the year-end exchange rate:

- the value in use of the Atlas Services Belgium (ASB) shares consists of the share of values in use of its directly - and indirectly - held operating subsidiaries, plus the cash held by ASB and its intermediate holding companies. More specifically, it includes business operations in Spain and Romania (99% owned), Slovakia and Belgium (53% owned). This also includes the value of BT Group Plc shares (4% owned), a listed company acquired in January 2016 from Orange Telecommunications Group Limited (OTGL);

- the value in use of the Orange Participations shares consists of the share of values in use of its directly - and indirectly - held operating subsidiaries, plus the cash held by Orange Participations and its intermediate holding companies. It mainly comprises business operations in the Africa & Middle-East area, housed in an intermediate holding company called Orange Middle East and Africa (OMEA), in Egypt, Senegal, Ivory Coast, Morocco, Cameroon, Mali and Jordan and the new countries where the Group located in 2016 (Burkina Faso, Sierra Leone and Liberia) It also includes the value of the shares of Groupama Banque, later Orange Bank;

- the value in use of the Orange Polska shares comprises Orange SA’s share (50.7%) in the enterprise value of Poland less the net debt of the Orange Polska group;

- the value in use of the shares of Orange Brand Services Ltd (OBSL) consists of the value in use of the Orange brand plus the cash held by OBSL;

- the value in use of OTGL shares at year-end 2016 consists solely of the cash held by OTGL. As a result of three events- the sale by OTGL of the EE shares paid partly in cash and partly in BT Group Plc shares (later sold to ASB at cost initially entered on the OTGL balance sheet), the liquidation of its subsidiary Orange Global Limited (see Note 4.6 Other current liabilities) and the repayment of the 8,806 million euro contribution-the net assets of OTGL at December 31, 2016 largely consist of a current account with Orange SA.

Key assumptions used to determine value in use

The key operating assumptions used to determine the value in use are common across Group’s business segments. These assumptions include:

- key revenue assumptions, which reflect market level, penetration rate of the offerings and market share, positioning of the competition’s offerings and their potential impact on market price levels and their transposition to the Group’s offerings bases, regulatory authority decisions on pricing of services to customers and on access and pricing of inter-operator services, technology migration of networks (e.g. extinction of copper local loops), decisions of competition authorities in terms of concentration or regulation of adjacent sectors such as cable;

- key cost assumptions, on the level of marketing expenses required to renew product lines and keep up with competition, the ability to adjust costs to potential changes in revenues or the effects of natural attrition and staff departure plans already incurred;

- key assumptions on the level of capital expenditure, which may be affected by the roll-out of new technologies, by decisions of regulatory authorities relating to licenses and spectrum allocation, deployment of fiber networks, mobile network coverage, network sharing or obligations to open up networks to competitors.

These key operational assumptions reflect past experience and expected trends: unforeseen changes have in the past had a significant effect on expectations and may continue to do so in the future.

Discount rates and growth rates to perpetuity used to determine the values in use were revised as follows in 2016:

- discount rates recorded a marginal decline, except in certain geographical areas in which they increased. They may incorporate a specific premium reflecting a risk assessment for the implementation of certain business plans or country risks. Such was the case in Poland in order to take account of the risk factors identified in 2016;

- growth rates to perpetuity were maintained, on the whole, as in the assessment carried out at the end of 2016, the economic situation is not expected to lead to any change in the long-term outlook of the industry of services offered by the Group.

As at December 31, 2016, the specific random factors were as follows:

- in Europe:

- changes in the political situation of various countries in the European Union following the United Kingdom’s pro-Brexit vote represent a new factor in terms of market volatility and economic activity, and are likely to have an effect on the future of business in Europe: interest rates in particular, and consequently discount rates, may be affected by market reactions and by ECB policy. Customer demand for telecommunication products and services may also find itself affected by state and European policies for the recovery of fiscal balances,

- the tradeoffs to be made by regulatory and competition authorities between reducing prices to consumers and stimulating business investment, or in terms of market concentration,

- the Group’s ability to adjust costs and capital expenditures to potential changes in revenues;

- in Middle East and North Africa (Jordan, Egypt, Iraq, Tunisia) and certain African countries (Mali, Niger, the Democratic Republic of the Congo, Central African Republic), changes in the political situation and public safety negatively affected the general business climate and resulted in a sharp fall in the Egyptian pound and the Congolese franc.

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Other assumptions that affect the determination of value in use are as follows:

December 31, 2016	Orange SA businesses	Spain	Brand	Poland	Belgium	Romania	Egypt
Source	Internal plan
Methodology	Discounted cash flow
Growth rate to perpetuity	0.8%	1.5%	1.3%	1.0%	0.5%	2.3%	4.0%
Post-tax discount rate	6.3% (1)	7.8%	7.8%	9.3%	6.8%	9.3%	16.5% - 13.0%

(1) The after tax discount rate for France does not incorporate the reduction in the income tax rate to 28.92% by 2020 passed in the 2017 French Finance Act in December 2016.

The value in use of Orange SA’s business operations serves as the reference basis for testing the valuation of Orange SA’s property, plant and equipment and intangible assets including the allocated share of merger losses (see Note 9.1.5 Impairment of property, plant and equipment and intangible assets.)

Sensitivity of values in use

Values in use are sensitive to assumptions of cash flows in the terminal year used in the internal plans, (representing a significant portion of the recoverable amount), assumptions of growth rates to perpetuity and discount rates, and, for entities outside the euro zone, to exchange rates at the closing date.

Because of the correlation between operating cash flow and investment capacity, sensitivity of net cash flow is used. Cash flow for the terminal year forming a significant port of the recoverable amount, of which a change of plus or minus 10% is presented in the sensitivity analysis.

At the end of 2016, the sensitivity of estimated values in use was the following:

December 31, 2016 (in billions of euros)	Orange SA businesses	Spain	Brand	Poland	Belgium	Romania	Egypt
Proportionate effect on value in use of:
10% change in cash flows for terminal year	4.1	1.2	0.4	0.2	0.1	0.2	0.1
1% decrease in the growth rate to perpetuity	(7.0)	(1.9)	(0.6)	(0.2)	(0.2)	(0.2)	(0.1)
1% increase in post-tax discount rate	(7.9)	(2.2)	(0.7)	(0.2)	(0.2)	(0.3)	(0.1)
10% change in the exchange rate in the country’s currency	n/a	n/a	n/a	0.1	n/a	n/a	n/a

Cash flows are cash provided by operating activities (excluding interest expense and including income tax at a standard rate), after purchases of property, plant and equipment and intangible assets.

Moreover, on January 24, 2017, the BT Group released an earnings warning which caused a drop in the share price of BT Group Plc of approximately 18% since December 31, 2016 and lowered its value in use (see accounting policies in Note 9.1.6 Non-current financial assets) of approximately 300 million euros.

3.3 Other receivables

(in millions of euros)	December 31, 2016	December 31, 2015
Deductible VAT	586	563
Subsidiaries cash current accounts	602	478
Receivables from submarine cable consortium members	66	230
Other (1)	260	170
Total	1,514	1,441

(1) Including a receivable from the State in respect of the CICE (see Note 2.3 Labor expenses).

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3.4 Cash and marketable securities

(in millions of euros)	December 31, 2016	December 31, 2015
Marketable securities (value net of provisions)	5,420	3,314
Cash	1,414	1,490
Total	6,834	4,804

Treasury shares

As authorized by the Shareholders’ Meeting of June 7, 2016, the Board of Directors instituted a new share buyback program (the 2016 Buyback Program) and cancelled the 2015 Buyback Program, with immediate effect. The 2016 Buyback Program is described in the Registration Document filed with the French Financial Markets Authority (Autorité des marchés financiers - AMF) on April 4, 2016.

The only shares bought back by Orange during the fiscal year were shares bought back as part of the liquidity contract.

At December 31, 2016, the Company held 22,423 of its own shares, as against 27,663 at December 31, 2015 (none under a liquidity agreement, either in 2015 or in 2016).

3.5 Prepaid expenses

(in millions of euros)	December 31, 2016	December 31, 2015
Prepaid financial expenses (1)	668	780
Prepaid operating expenses	345	362
of which property leases	240	237
Total	1,013	1,142

(1) Relates to expenses recognized on the unwinding (early or at maturity) of currency derivatives maintained on the balance sheet until the maturity of the underlying instrument.

3.6 Foreign exchange gains and losses

Foreign exchange gains and losses respectively represent unrealized gains and losses arising primarily on the translation of loans and borrowings, subordinated notes and loans denominated in foreign currencies into euros.

Foreign exchange losses amounted to 1,117 million euros at December 31, 2016 (1,513 million euros at December 31, 2015), representing unrealized losses, mainly on financial liabilities denominated in US dollars (1,071 million euros) arising from the appreciation of these currencies since the date the loans were issued.

Foreign exchange gains amounted to 930 million euros at December 31, 2016 (759 million euros at December 31, 2015), representing unrealized gains, mainly on loans denominated in pounds sterling (537 million euros) and US dollars (364 million euros), arising from the depreciation of these currencies since the date the loans were issued.

The appreciation in the euro in 2016 against the pound sterling resulted in an upward adjustment in the positive underlying foreign exchange position on financial liabilities denominated in that currency. This resulted in an increase in foreign exchange gains and a decrease in foreign exchange losses. This effect was partially offset by the depreciation of the euro against the dollar during 2016.

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Note 4   Notes to the balance sheet - equity and liabilities

4.1 Equity

At December 31, 2016, Orange SA’s share capital, based on the number of issued shares at this date, amounted to 10,640,226,396 euros, divided into 2,660,056,599 ordinary shares with a par value of 4 euros each.

Since April 3, 2016, once the Law of March 29, 2014 took effect, shares held in registered form for at least two years in the name of the same shareholder enjoy double voting rights. At December 31, 2016, the French State owned 22.95% of Orange SA’s share capital and 29.29% of voting rights either directly or indirectly in concert with Bpifrance Participations. At that same date, under their Group savings plan or in registered form, the Group’s employees owned 5.37% of the equity and 8.43% of voting rights.

During the fiscal year, Orange SA issued 11,171,216 new shares, representing 0.42% of the capital, in respect of the Orange Ambition employee share offering. The resulting addition to capital, including issue premiums, made on May 31, 2016 was 113 million euros. The number of shares subscribed at the price of 11.92 euros (a discount of 20% on the market reference price) totaled 9.5 million shares, added to which were 1.7 million shares allocated free of charge in the form of a bonus. This transaction had no material impact on the Company’s earnings.

4.1.1 Change in equity

(in millions of euros)	Amount at January 1, 2015	Appropriation of 2015 net income	Dividend distribution		Additions to equity	Other changes	Amount at December 31, 2015
				2016 net income
Share capital	10,596	-	-	-	44	-	10,640
Additional paid-in capital	15,735	-	-	-	69	(5)	15,799
Statutory reserve	1,059	-	-	-	-	5	1,064
Retained earnings	1,820	4,506	(1,596)	-	-	-	4,730
Net income	4,506	(4,506)	-	2,328	-	-	2,328
Government grants	541	-	-	-	-	(18)	523
Regulated provisions	1,398	-	-	-	-	100	1,498
Total	35,655	-	(1,596)	2,328	113	82	36,582

4.1.2 Stock option plans

December 31, 2016 Options exercisable at year-end	Number of unexercised and exercisable options at year-end	Weighted average residual vesting period (in months)	Exercise price range
Orange SA stock (ex-France Telecom SA 2005/2007)	8,001,000	5	€21.66 - €22.92

4.1.3 Dividends

Fiscal Year	Decision	Type	Dividend per share (in euros)	Distribution date	Terms of distribution	Total (in millions of euros)
2016	Board of Directors Meeting of July 25, 2016	2016 interim	0.20	December 7, 2016	Cash	532
	Shareholders’ Meeting of June 7, 2016	Balance 2015	0.40	June 23, 2015	Cash	1,064
Total distributions of dividends in 2016						1,596
2015	Board of Directors Meeting of July 27, 2015	2015 interim	0.20	December 9, 2015	Cash	530
	Shareholders’ Meeting of May 27, 2015	Balance 2014	0.40	June 10, 2015	Cash	1,059
Total distributions of dividends in 2015						1,589

The dividend per share paid for FY2015 was 0.60 euro per share.

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4.2 Other equity

(in millions of euros)	December 31, 2016	December 31, 2015
Subordinated notes (1)	5,660	5,903
Perpetual bonds redeemable for shares (TDIRA)	1,261	1,261
Total	6,921	7,164

(1) Change wholly due to unrealized foreign exchange impact on securities issued in pounds sterling.

4.2.1 Subordinated notes

On February 7, 2014, as part of its EMTN program, Orange issued the equivalent of 2.8 billion euros of deeply subordinated notes denominated in euros and pounds sterling in three tranches: 1 billion euros with a fixed-rate coupon of 4.25%, 1 billion euros with a fixed-rate coupon of 5.25% and 650 million pounds sterling with a fixed-rate coupon of 5.875%. A reset of interest rates at market conditions is provided for contractually on each call option exercise date.

Orange SA has a call option on each of these tranches respectively after February 7, 2020, February 7, 2024, and February 7, 2022 and upon the occurrence of certain contractually defined events.

Step-up clauses involve adjustments of 25bps in 2025 and an additional 75bps in 2040 for the first tranche; of 25bps in 2024 and an additional 75bps in 2044 for the second tranche; and of 25bps in 2027 and an additional 75bps in 2042 for the third tranche.

On October 1, 2014, as part of its EMTN program, Orange SA issued the equivalent of 3 billion euros of deeply subordinated notes denominated in euros and pounds sterling in three tranches: 1 billion euros with a fixed-rate coupon of 4%, 1.25 billion euros with a fixed-rate coupon of 5% and 600 million pounds sterling with a fixed-rate coupon of 5.75%. A reset of interest rates at market conditions is provided for contractually on each call option exercise date.

Orange has a call option on each of these tranches respectively after October 1, 2021, October 1, 2026, and April 1, 2023 and upon the occurrence of certain contractually defined events.

Step-up clauses involve adjustments of 25bps in 2026 and an additional 75bps in 2041 for the first tranche; of 25bps in 2026 and an additional 75bps in 2046 for the second tranche; and of 25 bps in 2028 and an additional 75bps in 2043 for the third tranche.

These notes, listed on Euronext Paris, are deeply subordinated notes (senior to ordinary shares): the holders will only be remunerated (whether on nominal, interest or any other amount) after all other creditors, including holders of participating loans and securities, simply subordinated or not, representing a claim on Orange SA.

At each interest payment date, settlement may be either paid or deferred, at the option of the issuer. Deferred coupons are capitalized and due and payable upon the occurrence of certain contractually defined events under the control of the issuer.

Accrued interest is recognized in income and accrued interest not yet due is included on the liabilities side of the balance sheet outside the heading “Other equity”.

In 2016, Orange did not exercise its right to defer the coupons related to the subordinated notes issue of February and October 2014 and, accordingly, paid the noteholders as follows:

- on February 8, 2016, a compensation of 145 million euros (95 million euros and 38 million pounds sterling);

- on April 1, 2016, a compensation of 43 million euros (35 million pounds sterling);

- on October 3, 2016, a compensation of 103 million euros.

Each operation’s prospectus was certified by the AMF: visas no. 14-036 and no. 14-525.

4.2.2 TDIRA

On March 3, 2003, under the terms of the settlement agreement that ended business relationships with Mobilcom, Orange SA issued perpetual bonds redeemable for shares (TDIRA), with a nominal value of 14,100 euros, reserved for members of the banking syndicate (the “Bank tranche”) and for MobilCom’s suppliers (the “Supplier tranche”). The TDIRA are listed on Euronext Paris. The TDIRAs were the subject of a prospectus approved by the Commission des Opérations de Bourse (which later became the French Financial Markets Authority) on February 24, 2003.

The TDIRA are redeemable in new Orange SA shares, at any time at the holders’ request or, under certain conditions as described in the appropriate prospectus, at Orange SA’s initiative, based on a ratio of 582.5561 shares to one TDIRA for the Bank tranche (i.e., conversion price of 24.204 euros), as the initial ratio of 300 shares to one TDIRA having been adjusted several times to protect bondholders’ rights, and may be further adjusted under the terms and conditions set out in the prospectus.

Taking into account redemptions made since their issue, 89,398 TDIRA of the Bank tranche remain outstanding at December 31, 2015, for a total nominal amount of 1,261 million euros.

Since January 1, 2010, the interest rate on the TDIRA has been the three-month Euribor +2.5%.

Accrued interest is recognized in income and accrued interest not yet due is included on the liabilities side of the balance sheet outside the heading “Other equity”.

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4.3 Provisions

(in millions of euros)	Employee benefits and similar		Dismantling and restoring sites (1)	Provision for litigation (2)	Provisions for financial commit-ments	Other provisions	Total provision
	Post- employment benefits	Long-term benefits
Provision at beginning of period	488	2,643	421	294	143	550	4,539
Increases	53	526	-	13	-	187	779
Releases	(42)	(598)	(18)	(10)	(115)	(259)	(1,042)
Discounting and other effects	10	6	33	-	-	-	49
Provision at end of period	509	2,577	436	297	28	478	4,325

(1) The discount rate applied to dismantling telephone poles, public telephones, antenna sites and waste electrical and electronic equipment is 1.118%.

(2) See the detail in Note 6 Litigation.

The impact of changes in provisions on the income statement is broken down as follows:

(in millions of euros)	Operating income	Financial income	Exceptional income
				Total
Increases (including discounting)	135	22	643	800
Releases	(171)	(141)	(730)	(1,042)
Balance at December 31, 2016	(36)	(119)	(87)	(242)

Employee benefits

Types of post-employment benefits and other long-term benefits

In accordance with French laws and practices, Orange SA has obligations relating to employee benefits:

- with regard to retirement, employees are covered by defined contribution plans required by law. Civil servants employed by Orange SA are covered by the government-sponsored civil and military pension plan. Orange SA’s obligation under the plan is limited to the payment of annual contributions (French law No. 96-660 dated July 26, 1996). Consequently, Orange SA has no obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans;

- Orange SA has also committed to annuity-based defined benefit plans: a plan for senior management staff in France for 213 million euros. The plan assets of this plan were transferred. For several years, this plan has been closed to new members;

- Orange SA has also committed to capital-based defined benefit plans: under the laws of some countries or contractual agreements, employees are entitled to certain lump-sum payments or bonuses on retirement depending on their years of service and end of career salary (550 million euros for private sector employees and 61 million euros for government employees);

- other post-employment benefits are also granted to retired employees: these are benefits other than pensions such as free telephones for Orange SA retirees;

- other long-term benefits may be granted, such as long-term compensated absences and under the French Part-Time for Seniors (TPS) plans.

As part of renegotiations of intergenerational plans, the 2012 French Part-Time for Seniors plan was extended for one year. The French Part-Time for Seniors plans (2009, 2012 and 2015) are accessible to civil servants and contract employees who are eligible for full retirement benefits within three to five years and who have at least 15 years’ service within the Group. Eligible employees are those who will retire by 2021.

These plans give employees the opportunity to work 50% or 60% of a full-time job whilst receiving:

- a base salary amounting to 80% of full-time employment;

- the retirement entitlement benefits of full-time employment during the period in question (both the Company’s and the employee’s contributions);

- a minimum salary level.

These plans last for a period of at least 18 months and no longer than five years.

The beneficiaries may decide to invest part of their base salary (5%, 10% or 15%) in a Time Savings Account (CET), with an additional Company contribution. The CET allows for a reduction in the amount of time worked.

The number of employees who are or will be participating in the French Part-Time for Seniors plans (TPS) and thus included in the provision, is estimated at 19,000 employees at December 31, 2016.

At December 31, 2016, the provision for TPS was 1,938 million euros (versus 2,035 million euros at December 31, 2015).

Key assumptions used to calculate the amount of obligations

The assessment of post-employment benefits and other long-term benefits is based on retirement age calculated in accordance with the provisions applicable to each plan and the necessary conditions to ensure entitlement to a full pension, both of which are often subject to legislative changes.

The valuation of the obligation of the French Part-Time for Seniors plans is sensitive to estimates of the potentially eligible population and to the sign-up rate for the plans (estimated at 69% on average), and the trade-offs that the beneficiaries will ultimately make between the different plans proposed.

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The actuarial assumptions used to measure Orange SA’s obligation in respect of retirement and other long-term employee benefits are the following:

	December 31, 2016	December 31, 2015
Discount rate (1)	-0.05% to 1.85%	0.10% to 2.25%
Average expected long-term increase in salaries	2% to 2.50%	2% to 3.10%
Long term inflation rate	2%	2%

(1) A (0).10% rate was used to value the obligation regarding the French Part-Time for Senior plans (against 0.10% and 0.25% and 0.50% at December 31, 2015).

The discount rates are based on AA-rated Corporate bonds with the same maturity as the obligation.

The sensitivity of the obligation to a change in the sign-up rate for the French Part-Time for Seniors plans is as follows:

(in millions of euros)	5-point decrease in sign-up rate	5-point increase in sign-up rate
Sign-up rate for French Part-Time for seniors plans	(44)	44

Change in the value of the obligation

The table below provides details of the movements in the value of employee benefit obligations:

(in millions of euros)	Annuity- based plans	Capital- based plans	Other post- employment benefits	Total post- employment benefits	Long-term benefits
Change in the value of the obligation
Total benefit obligations at beginning of year	222	546	71	839	2,643
Service cost	3	35	1	39	153
Interest cost	1	11	1	13	5
Actuarial (gains)/losses	(0)	34	3	37	373
Benefits paid	(13)	(17)	(3)	(33)	(597)
Total benefit obligations at end of year (a)	213	609	73	895	2,577
in respect of employee benefit plans that are wholly or partly funded	213	-	-	213	-
in respect of employee benefit plans that are wholly unfunded	-	609	73	682	2,577
Change in plan assets
Fair value of plan assets at beginning of year	131	-	-	131	-
Actuarial return on plan assets	4	-	-	4	-
Gains/(losses) on plan assets	1	-	-	1	-
Employer contributions	22	-	-	22	-
Benefits paid by the fund	(13)	-	-	(13)	-
Fair value of plan assets at year-end (b)	145	-	-	145	-
Plan assets
Net funded status (a) - (b)	67	609	73	749	2,577
Unrecognized actuarial gains/(losses)	(31)	(186)	(28)	(245)	-
Unrecognized past service cost	-	5	(1)	4	-
Provision/(asset)	36	429	44	509	2,577
of which Provision/(asset) - Short term	5	23	2	30	647
of which Provision/(asset) - Long term	31	406	42	479	1,930
Net period pension cost
Service cost	3	34	1	38	153
Interest cost	1	11	1	13	5
Expected return on plan assets	(4)	-	-	(4)	-
Amortization of actuarial (gains)/losses	8	6	2	16	373
Amortization of unrecognized past service cost	-	(0)	0	-	-
Total net period pension cost	8	51	4	63	531
Changes in provision/(asset)
Provision/(asset) at beginning of year	50	395	43	488	2,643
Net period pension cost	8	51	4	63	531
Contributions and/or benefits paid by the employer	(22)	(17)	(3)	(42)	(597)
Provision/(asset) at end of year	36	429	44	509	2,577
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Maturity dates of employee benefit obligations

The table below provides a breakdown of the ten-year maturity schedule of projected disbursements for the French Part-Time for Seniors Plans, pension plans and other post-employment benefit obligations as of December 31, 2016.

(in millions of euros)		Payments due by maturity at December 31, 2016
	As at December 31, 2016	2017	2018	2019	2020	2021 to 2026
French Part-Time for Seniors plans	1,938	557	561	470	285	102
Pensions and other post-employment benefits (1)	775	85	85	98	100	354
Total employee benefit obligations	2,713	642	646	568	385	456

(1) Provisions for time savings accounts and long-term illness not included.

4.4 Financial liabilities

4.4.1 Schedule of gross financial debt, cash and marketable securities by maturity

(in millions of euros)		December 2015	December 2016	2017	2018	2019	2020	2021	Beyond
Long-term and medium-term financial liabilities
Bonds (1)		26,039	26,590	2,315	2,915	4,644	1,328	2,726	12,662
Bank loans and loans from multilateral lending institutions		798	1,529	122	22	22	423	190	750
Total (a)		26,837	28,119	2,437	2,937	4,666	1,751	2,916	13,412
Other current financial liabilities
NEU Commercial Paper (2)		725	542	542
Bank overdrafts		2	2	2
Other current loans (3)		1,643	705	705
Accrued interest not yet due		800	760 (4)	760
Total (b)		3,170	2,009	2,009	-	-	-	-	-
Total gross financial liabilities (A)	(a) + (b)	30,007	30,128	4,446	2,937	4,666	1,751	2,916	13,412
Marketable securities		3,314	5,420	5,420
Cash		1,490	1,414	1,414
Total cash and marketable securities (B)		4,804	6,834	6,834
Total gross financial debt less cash and marketable securities at year-end	(A) - (B)	25,203	23,294	(2,388)

(1) Includes private placements under EMTN (Euro Medium Term Notes) program.

(2) Negotiable European Commercial Paper.

(3) Includes 541 million euros of cash collateral received at December 31, 2016 (1,447 million euros at December 31, 2015).

(4) Includes accrued interest of 181 million euros on subordinated notes and of 7 million euros on TDIRA.

As at December 31, 2016, Orange SA bonds were redeemable at maturity, and no specific guarantee had been given in relation to their issuance. Some bonds may be redeemed in advance, at the request of the issuer.

The covenants on Orange SA’s borrowings and credit lines are presented in Note 4.5.3 Liquidity risk management.

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4.4.2 Financial debt by currency

The table below provides a breakdown of Orange SA’s gross financial debt less cash and marketable securities by currency before currency derivatives.

Equivalent value at the closing rate (in millions of euros)		December 31, 2015
	December 31, 2016
EUR	11,628	12,521
USD	8,016	7,540
GBP	2,652	3,368
CHF	(2)	232
JPY	60	395
CAD	1	132
Other currencies	179	215
Total before accrued interest	22,534	24,403
Accrued interest	760	800
Total before currency derivatives	23,294	25,203

4.5 Exposure to market risks

4.5.1 Interest rate risk management

Orange SA seeks to manage its fixed-rate/variable-rate exposure in euros in order to minimize interest costs by using firm and conditional interest rate derivatives such as swaps, futures, caps and floors.

Derivative financial instruments

Derivatives are used to manage Orange SA’s fixed-rate/variable-rate exposure at December 31, 2016 and breakdown as follows:

(in millions of euros)	2017	2018	2019	2020	2021	Beyond	Notional amount
Instruments designated as hedges
Interest rate swaps	100	515	862	182	1,604	452	3,715
Cross currency swaps			3,838	444	1,710	7,168	13,160
Instruments designated as hedges but that do not qualify for hedge accounting
Interest rate swaps	1,000		23	125	120		1,268
Cross currency swaps							-

Management of fixed-rate/variable-rate debt

The portion of fixed-rate financial debt, after interest rate derivatives and excluding deposits received as cash collateral, in relation to the variable rate debt, was 94% in 2016 and level with the 2015 ratio.

4.5.2 Currency risk management

Orange SA generally hedges its foreign currency issues with derivatives or with assets in the same currency.

The table below shows the notional amounts of currencies to be delivered and received under off-balance sheet currency instruments (currency swaps, forward currency transactions and currency options) held by Orange SA.

(in millions of currency units)	In currencies (1)					Other currencies in euro equivalent value
	EUR	USD	GBP	CHF	JPY
Cross currency swap borrower legs	1,004	8,594	3,325	-	7,500	3,225
Cross currency swap lender legs	(12,197)	-	(12)	-	-	(3,034)
Currencies receivable under forward currency contracts	2,604	1,024	1,463	33	1,491	768
Currencies payable under forward currency contracts	(3,414)	(459)	(1,291)	(5)	-	(709)
Currency option receivable	193	25	-	-	-	-
Currency option payable	(22)	(26)	(150)	-	-	-
Total	(11,832)	9,158	3,335	28	8,991	250
Equivalent value in millions of euros at year-end closing rate	(11,832)	8,688	3,896	26	73	250

(1) Positive amounts represent currencies receivable and negative amounts represent currencies deliverable.

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4.5.3 Liquidity risk management

Credit lines

On December 21, 2016, Orange entered into a 6 billion euro syndicated loan with 24 international banks in order to refinance the previous syndicated loan maturing in January 2018. The new loan, with initial maturity in December 2021, includes two options to extend for one more year each, exercisable by Orange and subject to the banks’ approval.

At December 31, 2016, Orange SA’s liquidity position exceeded its 2017 net financial debt obligations.

(in millions of euros)	Available amount
Bank overdrafts	(2)
Cash	1,414
Marketable securities	5,420
Drawdown available on lines of credit	6,000
Liquidity position	12,832

Changes in Orange’s credit rating

Orange’s credit rating is an additional performance indicator used to assess the Group’s financial policy and risk management policy and, in particular, its solvency and liquidity risk, and is not a substitute for an analysis carried out by investors. Rating agencies revise the ratings they assign on a regular basis. Any change in the rating could produce an impact on the cost of future financing or restrict access to liquidity.

In addition, a change in Orange’s credit rating will, for certain outstanding financing, trigger step-up clauses affecting the compensation paid to investors.

One Orange SA bond with an outstanding amount of 2.5 billion dollars (equivalent to 2.3 billion euros as at December 31, 2016) is subject to a step-up clause in the event that Orange’s credit rating should change. This clause was triggered in 2013 and early 2014: the coupon due in March 2014 was thus computed on the basis of an interest rate of 8.75% and since then, the bond bears interest at the rate of 9%.

The syndicated credit margin of 6 billion euros signed on December 21, 2016 might be modified in light of changes to Orange’s credit rating, upwards or downwards. As at December 31, 2016, the credit facility was not drawn.

Regarding the changes in Orange’s credit rating in 2016: rating agency Standard & Poor’s revised, on January 27, 2016, the outlook on Orange’s long-term debt from Negative to Stable while confirming Orange’s long-term credit rating at BBB+ as well as Orange’s short-term debt rating at A2.

Orange’s credit rating at December 31, 2016 is as follows:

	Standard & Poor’s	Moody’s	Fitch Ratings	Japan Credit Rating
Non-current debt	BBB+	Baa1	BBB+	A-
Outlook	Stable	Stable	Stable	Stable
Current debt	A2	P2	F2

4.5.4 Financial covenants

Commitments with regard to financial ratios

Orange SA does not have any credit line or loan subject to specific covenant with regard to financial ratios.

Commitments related to instances of default or material adverse changes

Most of Orange’s financing agreements, including in particular the 6 billion euro syndicated credit facility set up on December 21, 2016, as well as bond issues, are not subject to early redemption obligations in the event of a material adverse change, or cross default provisions. On the other hand, certain contracts include cross acceleration provisions under which, however, the mere occurrence of events of default in other financing agreements does not automatically trigger an accelerated repayment under such contracts.

4.5.5 Credit risk and counterparty risk management

Financial instruments that could potentially expose Orange to concentration of counterparty risk consist primarily of trade receivables, cash and cash equivalents, investments and derivative financial instruments.

Orange SA considers that it has limited concentration in credit risk with respect to trade accounts receivables due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and foreign countries. In addition, the maximum value of the counterparty risk on these financial assets is equal to their recognized net carrying value.

Orange SA is exposed to bank counterparty risk through its investments and derivatives. Therefore, it performs a strict selection based on the credit rating of public, financial or industrial institutions in which it invests or with which it enters into derivatives agreements. In addition, limits are defined for each selected counterparty as follows:

- limits are based on each financial institution’s rating and equity, as well as on periodic analyses carried out by the Treasury Department. The maximum commitment is then determined (i) for investments, based on maximum limits, and (ii) for derivatives, based on the notional amounts of interest rate and foreign exchange contracts outstanding, to which coefficients are applied that take into account the remaining duration of the operation and the type of transaction involved;

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- limits are monitored and reported on a daily basis to the Group treasurer and the head of the trading room. These limits are adjusted regularly depending on credit events;

- counterparties’ ratings are monitored;

- lastly, for derivatives, master agreements relating to financial instruments (French Banking Federation or International Swaps and Derivatives Association) are signed with all counterparties and provide for a net settlement of debts and receivables, in case of failure of one of the parties, as well as the calculation of a final balance to be received or paid. These agreements include a CSA cash collateral clause that can lead to either a deposit (collateral paid) or collection (collateral received), on a monthly or weekly basis, with no threshold. These payment amounts correspond to the change in market value of all derivative instruments (or, for a few counterparties, derivatives with a maturity greater than three months). Therefore, regarding Orange SA, the non-performance risk exposure corresponds to a succession of exposures over a maximum of a one-month period until the derivatives’ term. This concerns the risk of an increase in the value of the portfolio, which can be modeled by a range of options such as the purchase of a one-month cap, in accordance with the portfolio characteristics (net nominal by counterparty, volatility, sensitivity). The non-performance risk is therefore this exposure multiplied by the probability of default until the derivative maturity and by the loss given default (by convention, 0.6 is the market position).

4.5.6 Notional amount and fair value of derivative financial instruments

Notional contracts or amounts do not represent the amounts to be paid or received and consequently do not represent the risk incurred by Orange SA associated with the use of derivative financial instruments.

The fair value of the currency swaps and interest-rate swaps is estimated by discounting future expected cash flows using the year-end market exchange rates and interest rates for the remaining term of the contracts.

The fair value of over-the-counter options is estimated using generally accepted market measurement models.

(in millions of euros)	December 31, 2016		December 31, 2015
	Notional amount	Fair value	Notional amount	Fair value
Off-balance sheet financial instruments
Interest rate swaps (1)	4,983	(89)	4,597	(105)
Cross currency swaps (2)	13,160	484	12,687	1,328
Forward currency contracts	6,071	20	6,487	128
Total firm commitments	24,214	415	23,771	1,351
Options	222	3	1,135	(2)
Total contingent commitments	222	3	1,135	(2)
Total	24,436	418	24,906	1,349

(1) Including 59 million euros of notional amount with a forward inception date at December 31, 2016 (509 million euros notional with a forward inception date at December 31, 2015).

(2) No notional amount with forward inception date.

4.6 Other current liabilities

(in millions of euros)	December 31, 2016	December 31, 2015
Subsidiaries cash current accounts	4,010	9,060
of which Equant	989	883
of which Atlas Services Belgium (1)	741	1,669
of which Orange Telecommunications Group Limited	266	600
of which Orange Brand Services Limited	258	728
of which FTIMMO H	249	207
of which Orange Global Limited (2)	-	3,192
Tax and social security liabilities	1,394	1,619
Payables to submarine cable consortium members	236	410
Other (3)	343	688
Total	5,983	11,777

(1) Period change primarily due to the acquisition of BT stock from OTGL for (2,462) million euros and the repayment by OTGL and OBSL of their loan from ASB respectively for 1,245 million and 700 million euros respectively.

(2) Period change due to liquidation of the entity.

(3) Including, in 2015, the fine payable relating to the Entreprise market competition litigation of 350 million euros, which was paid out in 2016.

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4.7 Deferred income

(in millions of euros)	December 31, 2016	December 31, 2015
Deferred financial income	1,411	1,252
of which equalization payments received on unwinding derivatives, and deferred until the maturity of the underlying instrument	579	597
of which instruments eligible for hedge accounting	832	654
Deferred operating income	1,009	1,112
of which deferral over 20 years of billing for civil engineering services with respect to the contribution of cabled networks	240	285
Total	2,420	2,364

4.8 Maturity of non-financial receivables and payables

Although some non-financial receivables and payables are due in more than one year (see Note 9.1.8 Trade receivables and Note 3.1 Property, plant and equipment and intangible assets), most are due in less than one year.

Note 5   Off-balance sheet contractual obligations
and commitments

Management believes that, to the best of its knowledge, there were no outstanding commitments at December 31, 2016, other than those described in this note, likely to have a material impact on the current or future financial position of Orange SA.

5.1 Commitments related to operating activities

(in millions of euros)	Total commitment	Less than one year	One to five years	More than five years
Commitments related to operating activities	6,961	1,556	3,356	2,049
Operating and financial leases (1)	4,335	734	2,075	1,526
Handset purchases	169	169	-	-
Transmission capacity purchase commitments	107	54	53	-
Other goods and services purchase commitments (2)	959	309	516	134
Investment commitments in property, plant and equipment and intangible assets	85	30	34	21
Guarantees granted to third parties in the ordinary course of business	1,306	260	678	368

(1) Including lease expenses and taxes amounted to 308 million euros and financial leases expenses amounted to 47 million euros.

(2) Including 223 million euros for submarine cable maintenance commitments.

Operating leases

Operating lease commitments mainly include property lease commitments. The other leases are leases relating to general expenses (vehicles and other assets).

(in millions of euros)	Minimum future lease payments	Less than one year	One to five years	More than five years
Property lease commitments (1)	3,899	626	1,860	1,413

(1) Lease payments in respect of operating property leases, except for those entered into with FTIMMO H (an Orange SA subsidiary), amounted to 3,216 million euros, including 478 million euros due by December 31, 2017.

The operating lease commitments correspond to the outstanding minimum future lease payments until the normal date of renewal of the leases or the earliest possible notice date. After periodic revaluation of the leases, these amounts are discounted. The discount rate corresponds to the weighted average cost of the Group’s bond debt.

Orange SA may choose whether or not to renew these commercial leases upon expiration or replace them by other leases with renegotiated terms and conditions.

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Investment commitments

In addition to the commitments expressed in monetary terms in the above table, Orange SA has made certain commitments to various government authorities such as ensuring certain network coverage or level of quality of service. These commitments, which have been undertaken primarily as part of license award processes, will require capital expenditure in future years to roll out and enhance the networks. They are not shown in the table above if they have not been expressed in monetary terms, which is usually the case. Therefore, Orange SA entered into the following commitments:

- in 2015, in France, when the frequencies in the 700 MHz band were allocated:

- coverage obligations in “priority deployment areas” (40% of the country within 5 years, 92% within 12 years and 97.7% within 15 years) and in “white area” not yet covered by a broadband network (100% within 12 years), at the level of priority road routes (100% within 15 years) and at the level of the national rail network (60% within 7 years, 80% within 12 years and 90% within 15 years);

- in 2011, in France, when the frequencies in the 2.6 GHz and 800 MHz bands were allocated:

- an optional commitment to host mobile virtual network operators (MVNOs) on certain technical and pricing terms under Full MVNO schemes,

- a mobile coverage obligation providing theoretical maximum download speeds of at least 60 Mbps per user (25% of the country within 4 years and 75% within 12 years for the 2.6 GHz band, 98% of the country within 12 years and 99.6% within 15 years for the 800 MHz band), which can be met by using both the allocated frequencies and other frequencies,

- for the 800 MHz band, specifically: a coverage obligation in priority areas (40% of the country within 5 years, 90% within 10 years) with no obligation to provide roaming services, a coverage obligation in each department (90% within 12 years, 95% within 15 years) and an obligation to pool resources in communities covered by the “white area” program.

Non-compliance with these obligations could result in fines and other sanctions ultimately including the withdrawal of licenses awarded. Management believes that Orange SA has the ability to fulfill these commitments towards government authorities.

Guarantees granted to third parties in the ordinary course of business

As a parent company of the group Orange, Orange SA grants guarantees to third parties in order to cover the contractual obligations of its direct or indirect subsidiaries. These guarantees totaled 1,306 million euros at December 31, 2016. This includes performance guarantees given to certain customers of the Enterprise subsidiaries, capped in total at 502 million euros, as well as a co-signer agreement by Orange Spain for 133 million euros.

In addition, Orange SA provides certain guarantees to third parties (financial institutions, customers, partners and government agencies) to ensure the fulfillment of its contractual obligations in the ordinary course of its business. These guarantees are not shown in the table above, as they do not increase the amount of its commitments.

5.2 Other commitments

Warranties given on disposals

Under the transfer agreements for certain assets, subsidiaries or equity investments entered into by its subsidiaries, the Company guarantees that those subsidiaries will fulfill their obligations under the asset and liability warranties they have granted. Nearly all material sale agreements provide for ceilings on these warranties.

At December 31, 2016, the main warranties in effect were the following:

- warranties granted to the EE joint venture at the time of the transfer of the United Kingdom operations: warranties related to the restructuring of interests and assets carried out prior to the asset transfer (uncapped warranties expiring in 2022), and a tax-related warranty (capped at 5 billion pounds sterling, or 5.8 billion euros, at December 31, 2016) expiring in 2017.

Moreover, as part of the merger of Orange and Deutsche Telekom operations in the United Kingdom, Orange counter-guaranteed up to 50% of the guarantee, capped at 750 million pounds sterling (876 million euros at December 31, 2016), granted by Deutsche Telekom to Hutchison 3G (H3G) in December 2007 to cover investment commitments made by its subsidiary T-Mobile (UK) towards the joint venture created with H3G as part of a 3G network sharing agreement (meaning for Orange a guarantee capped at 375 million pounds sterling, or 438 million euros). As a result of the sale of EE to BT Group Plc (BT), BT will replace Deutsche Telekom in respect of the main guarantee granted to H3G, in which case Orange will be released from its obligations under its counter-guarantee. Meanwhile, BT has counter-guaranteed the commitments granted by Deutsche Telekom to H3G, and Deutsche Telekom has undertaken to call this counter-guarantee only in the event of non-payment by BT under its counter-guarantee.

In addition, Orange retained certain compensation obligations in relation to the early unwinding of finance lease transactions relating to telecommunications equipment that was previously leased by Orange. These compensation obligations, the last of which will expire in February 2017, are capped at 53 million pounds sterling, or 61 million euros, at December 31, 2016. Following the sale of EE to BT, these obligations continue to exist;

- warranty given to BT at the time of the EE disposal, backed 50/50 by each of Orange group and Deutsche Telekom except for events ascribable solely to one or the other, and capped at the sale price set by contract at 5.1 billion pounds sterling (6 million euros as at December 31, 2016) with respect to Orange, of which 1.1 billion pounds sterling (1.3 billion euros) are for warranties other than the basic and tax-related warranties. This warranty will expire in 2017 (or in 2023 for the basic and tax-related warranties);

- tax-related warranties, capped at 400 million euros, granted to Deutsche Telekom as part of the disposal of the Group’s mobile and Internet operations in the Netherlands in 2007. These warranties will expire at the end of the statutory limitation period, in 2019;

- warranties, mainly tax-related, granted as part of the Orange Suisse disposal in 2012. These warranties are capped at 200 million Swiss francs (186 million euros) and will expire in 2017;

- standard warranties capped at 143 million dollars (136 million euros) granted by the Group as part of the Orange Dominicana disposal in 2014, which will expire in 2018;

- miscellaneous standard warranties granted to buyers of real estate sold by the Group.

Management believes that the risk that all these warranties will be enforced is remote and that the potential consequences of their being called are not material with regard to Orange SA’s results and financial position.

5.3 Financing commitments

Orange SA’s main commitments relating to borrowings are set out in Note 4.4 Financial liabilities and Note 4.5 Exposure to market.

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Note 6   Litigation

This note presents all of the significant legal disputes in which Orange SA is involved, with the exception of those related to disagreements between Orange SA and the tax or social security authorities concerning levies, income taxes or employer contributions. These disputes are described respectively in Notes 2.6 Income tax and 4.3 Provisions.

As at December 31, 2016, the provisions recognized by Orange SA for all disputes in which it is involved (other than those in Note 2.6 Income tax and Note 4.3 Provisions) amounted to 297 million euros, compared with 294 million euros at December 31, 2015. As a rule, Orange believes that any disclosure on a case-by-case basis could seriously harm the Group’s position, but provides details of the provisions recorded by categories of litigation as reflected below. The balances and total changes in provisions are presented in Note 4.3 Provisions.

A number of claims have been made against Orange by competitors for alleged anti-competitive behavior, for which the claimants generally seek a cease order and a sanction. If the claims are upheld, Orange may also be ordered to pay fines that in theory can reach up to 10% of the Group’s revenues. Competitors may also claim damages in civil or commercial proceedings for the harm they consider they have suffered because of these practices.

Proceedings that could significantly impact the financial position of the Company (referred to in this Note as Orange or Orange SA) are described below.

Litigation related to competition law

Mobile services

- In parallel with the judicial inquiry for which on December 17, 2015 a final verdict was reached by the French Competition Authority fining Orange 350 million euros for employing four anti-competitive practices in the “enterprise” segment of the market and imposing injunctions to immediately restore competition in the market, SFR brought an action on June 18, 2015, for damages suffered because of Orange’s practices. After at first provisionally estimating its damages at 512 million euros, SFR raised its claim in April 2016 to 2.4 billion euros. This increase does not alter Orange’s assessment of the risk in this dispute. Given the decision of December 17, 2015, the Group believes this claim represents a risk, insofar as any right for SFR to be indemnified remains subject to SFR proving that it suffered actual damage as a result of the sanctioned practices. In the wake of this decision, Verizon and BT Group also brought actions against Orange before the Paris Commercial Court for damages. They claim 215 million euros and 150 million euros respectively. Verizon and BT Group have offered no justification for the size of these claims in terms of their business activities in France.

- On May 19, 2016, the Paris Court of Appeal upheld the scope and extent of the practices addressed by the December 13, 2012 decision by the French Competition Authority, which had imposed a fine of 117 million euros against Orange SA and 66 million euros against SFR for having implemented, as part of their abundance offers launched in 2005, excessive price discrimination between calls made within their own networks and calls made to competitor networks but reduced the fines by 20% on the grounds that the practice had never been previously prohibited by the Authority. The French Competition Authority reimbursed Orange 23 million euros in June 2016. Since the parameters sanctioning the practice were not challenged, Orange filed an appeal.

Following the decision of the French Competition Authority, in June 2013 Oméa Telecom (Virgin Mobile and Tele2 Mobile), Euro-Information Telecom (NRJ Mobile) and Outremer Telecom each brought an action against Orange before the Commercial Court of Paris for losses allegedly suffered because of the sanctioned practices. On November 3, 2016 the Commercial Court officially acknowledged the withdrawal of Oméa Telecom. Euro-Information Telecom and Outremer Telecom provisionally claim 39 millions euros in total. Nevertheless, to date their claims remain completely unsupported by any demonstration of a causal link. Orange is thus not in a position to assess the risk relating to these procedures.

- Concurrently to their complaints filed with the French Competition Authority, regarding practices of Orange in the mobile and fixed-to-mobile markets in the French Caribbean and in French Guyana, for which Orange was definitively ordered to pay a fine of 60 million euros, Digicel and Outremer Telecom initiated before the Commercial Court of Paris respectively in March 2009 and October 2010, legal actions for alleged damages stemming from these practices, in an amount which Digicel assessed at 494 million euros and Outremer at 75 million euros. On March 16, 2015, the Paris Commercial Court ordered Orange to pay 8 million euros to Outremer Telecom. Orange paid this amount and appealed the decision. Given this decision, the Group believes Digicel’s claim represents a risk for which a judicial decision is now expected at the end of the first quarter of 2017.

Fixed-line services

- In 2010, the Numericable group initiated proceedings before the Commercial Court of Paris and before the Court of Arbitration of the International Chamber of Commerce of Paris (ICC), aimed at compensating damage that would to amount to nearly 3.1 billion euros, caused by an alleged de facto termination of the agreements signed with Orange at the time of the sale of its cable networks. On February 25, 2013, the ICC definitively rejected all claims amounting to 542 million euros with respect to the 2004 use agreements; and on June 20, 2014, the Paris Court of Appeal upheld the judgment dismissing all Numericable’s claims amounting to 2,583 million euros with respect to the 1999 and 2001 use agreements. Furthermore, the Court acknowledged the abusive nature of Numericable’s action. However, on February 2, 2016, the French Supreme Court canceled the Court of Appeal’s decision for having considered that the ICC’s award in favor of Orange was enforceable against Numericable when the case submitted to the Court of Appeal involved different agreements. Numericable has filed with the Paris Court of Appeal, which is due to review the matter.

- On February 3, 2010, SFR, then, on November 10, 2010, Verizon, summoned Orange SA to appear before the Paris Commercial Court demanding the reimbursement of alleged overpayments on interconnection services provided by Orange, the price of which allegedly did not reflect their cost. On June 18 and 25, 2013, the Paris Commercial Court dismissed their claims but ordered Orange to pay Verizon 500,000 euros with respect to services provided in 2008. Orange paid this amount in 2013. SFR and Verizon filed appeals against these decisions and claim respectively 49 million euros for interconnection services in 2006 and 2007 and 41 million euros for wholesale access or interconnection services from 2006 to 2008. On December 4, 2015, the Paris Court of Appeal dismissed all of SFR’s claims and confirmed the first instance court’s decision. On March 11, 2016, SFR filed an appeal before the French Supreme Court. The decision of the Court of Appeal in the Verizon trial is expected in the first quarter of 2017.

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In June 2013, Colt, British Telecom France and Completel brought actions against Orange SA before the Paris Commercial Court on the same grounds as Verizon. The three operators’ claims provisionally amount to a total of 27 million euros, though that of Completel has still not been quantified. On October 27, 2015, the Court ruled on the Colt claims amounting to 14 million euros that Orange had breached its pricing obligations, and ordered Orange to pay Colt 2.4 million euros. Orange paid this amount and appealed the decision, which has already been contradicted by the Court of Appeal in the SFR case.

- On April 24, 2012, SFR brought an action against Orange SA before the Commercial Court of Paris denouncing its retail offers for the secondary residences market and claiming 218 million euros for the loss allegedly suffered. On February 12, 2014, the Court held that Orange SA had abused its dominant position and ordered it to pay 51 million euros in damages to SFR. On October 08, 2014 the Paris Court of Appeal nullified this decision, ruling inter alia that SFR had not established the existence of a relevant market limited to secondary residences; but in a ruling of April 12, 2016 the French Supreme Court reversed the ruling of the Court of Appeal, on the grounds that the court had not sufficiently defined the markets. Following that decision, Orange had to pay 53 million euros to SFR pursuant to the trial court’s judgment. The Paris Court of Appeal is due to review the matter.

- On June 30, 2016, Orange and Altitude Infrastructure settled the dispute between them concerning Orange’s wholesale offers to operators in the market for the services leading to the reduction of zones in local communities not yet covered by a broadband network. Altitude Infrastructure consequently dropped its suit for damages in the Commercial Court of Paris and withdrew its complaint before the French Competition Authority. SFR, which had also filed with the French Competition Authority, withdrew its complaint as well.

- In October 2014, Colt lodged a complaint with the French Competition Authority objecting to abusive pricing practices by Orange on the fixed-line B-to-B market in France. The French Competition Authority did not join this action with the SFR proceedings on which it ruled on December 17, 2015. In parallel, Colt brought an action against Orange SA before the Commercial Court of Paris on December 18, 2014 for damages allegedly suffered since 2007 without yet assessing their amount. The judicial investigation by the French Competition Authority has not yet occurred, and so Orange is not yet able to identify whatever risk there may be in connection with these proceedings.

Other proceedings

On June 27, 2012, the Paris Court of Appeal confirmed the rejection of all claims by Lectiel (and its lessee manager from 1998 to 2002, Groupadress) aiming at the recognition of a prejudice valued at a minimum of 376 million euros, then reassessed at 551 million euros, allegedly resulting from Orange SA’s refusal to deliver its directory database together with daily updates free of charge. The Court had to determine whether Orange’s anti-competitive practices, as established by final judgment before 1999, had caused a prejudice to Lectiel. The Court had held that the claimant could not characterize any prejudice as it had unlawfully downloaded Orange’s data during the full period in consideration. Nevertheless, on June 3, 2014, the French Supreme Court partially reversed the decision of the Paris Court of Appeal for the second time and again asked the latter to determine whether Orange’s anti-competitive practices had caused damages to Lectiel. Before the new Court of Appeal, Lectiel increased its claim to 4.7 billion euros without any justification. On May 27, 2015, the Paris Court of Appeal ruled that Orange’s practices constitute civil faults that give rise to compensation and appointed an expert with the limited mission of assessing the amount of damages possibly suffered by Lectiel on the sole market segment of direct marketing and during the period from 1991 to 1998 only. The expert’s mission is ongoing and should result in a decision from the Court of Appeal during the course of 2017. In addition, on July 27, 2015, Orange filed an appeal against the decision of May 27, 2015 with the French Supreme Court. Orange believes it does not incur a significant risk in connection with this procedure.

Other than proceedings that may be initiated in respect of tax audits (see Note 2.6 Income tax), there are no other administrative, legal or arbitration proceedings, including any proceedings that are pending or threatened, of which Orange is aware, which may have or have had in the last 12 months a material impact on the Company’s and/or Group’s financial position or profitability.

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Note 7   Transactions with related companies and parties

The main related-party transactions with associates are summarized below and carried out in the ordinary course of business.

The additional related party transactions cover the main transactions carried out in the ordinary course of business with companies that belong to the Group and that are not wholly owned (directly or indirectly) by Orange SA and companies in which the Chairman of Orange SA’s Board of Directors is a member of the Board of Directors, Supervisory Board or Executive Committee.

Telecommunications services provided to French governmental authorities, which are one of Orange SA’s largest customers, as well as those to its various local and regional authorities, are provided on an arm’s length basis.

Amounts in excess of 200 million euros are shown in the table below:

(in millions of euros) Related companies	Payables	Operating expenses	Financial income

Atlas Services Belgium	741
FTIMMO H	451
Groupe Equant	961	561
Orange Brand Services Limited	321	277
Orange Spain Plc	274
Orange Telecommunications Group Limited	266		628

Note 8   Subsequent events

None.

Note 9   Accounting policies applied to the financial statements

The annual financial statements of Orange SA have been prepared in accordance with generally accepted accounting principles in France and with the provisions of the French General Accounting Plan (Plan Comptable Général).

9.1 Accounting policies

9.1.1 Transactions in foreign currencies

Monetary assets and liabilities in foreign currencies are translated at the year-end exchange rate. Losses or gains arising on the translation of receivables and payables at the year-end rate are recognized in the balance sheet respectively as unrealized foreign exchange losses on the assets side or unrealized foreign exchange gains on the liabilities side.

For financial transactions, unrealized gains or losses on all balance sheet and off-balance sheet positions are determined by currency and by year of due date. For commercial transactions, unrealized gains or losses are determined by currency.

A provision is recorded for any net unrealized exchange losses other than those backed by an underlying instrument that is part of a hedge of investment securities in foreign currencies.

9.1.2 Revenue recognition

The main revenues from Orange SA’s activities are recognized as follows:

Provision of equipment

Revenue from the sale of handsets and accessories are recognized when delivered. Installation fees are recognized in revenues when the line is activated.

Equipment lease revenues are recognized on a straight-line basis over the term of the lease agreement.

Service revenues

Revenue from telephone and Internet access contracts are recognized in revenues on a straight-line basis over the period of the service.

Revenue from incoming and outgoing telephone communications are recognized when the service is provided.

Revenue related to the use of leased lines and to medium-speed and broadband data transmission are recognized on a straight-line basis over the term of the contract.

Revenue related to the sale of transmission capacity on terrestrial and submarine cables are recognized on a straight-line basis over the term of the contract.

Revenue from Internet advertising are recognized over the period over which the advertising service is provided.

Sales of content

Revenue from revenue and cost-sharing arrangements (“contact numbers” service) are recognized gross. Amounts due to service providers are recognized in operating expenses.

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Revenue from the sale or supply of content (audio, video, games, etc.) through the various communication systems (mobile, PC, TV, fixed-line telephony, etc.) are recognized gross and amounts due to content providers are recognized in operating expenses. When Orange SA is acting as agent in the sale or supply of content, the related transactions are recognized in third-party accounts and only Orange SA’s fees are recognized in net income.

Customer acquisition and loyalty program costs

Subscriber acquisition and retention costs, other than loyalty program costs, are recognized in profit and loss in the period in which they are incurred, that is, on acquisition or renewal.

The accounting treatment of rights to loyalty discounts granted to customers is defined by CNC Urgent Issues Committee Opinion 2004-E dated October 13, 2004. When the right to a benefit is granted, the Company undertakes to provide cash discounts or benefits in kind to its customers. The equivalent value in euros of loyalty discounts granted to customers is recognized under deferred income. It is estimated on the basis of assumptions on cancellation rates and utilization rates of the rights by subscribers and is deferred until such time as it is converted into revenues when a future sale is made. This principle is applied to Orange SA’s existing PCM (Change Your Mobile) program, under which customers can get a new mobile phone providing that they enter into a new contractual obligation.

9.1.3 Intangible assets

Pursuant to ANC Regulation 2015-06 of November 23, 2015, at the opening of the financial year starting January 1, 2016 the technical losses recognized in the financial statements were allocated, transaction by transaction, to the underlying assets on which there were unrealized gains. The residual amount of losses not allocated to components of identified assets remain in commercial goodwill and are subject to impairment tests as described in Note 9.1.5 Impairment of property, plant and equipment and intangible assets.

Thus, intangible assets mainly include technical merger losses not allocated to identified assets, licenses, patents, usage rights, software and leasehold rights, or development costs.

Gross value

Intangible assets are recognized at acquisition or production cost.

The cost of mobile network operating licenses consists of a fixed portion, which is capitalized, and a variable portion, which is expensed (equal to 1% of eligible revenues). The amortization period for the licenses begins as from the date on which the network is technically ready for effective marketing of service and ends on the license expiration date, with the exception of the first block of frequencies under the UMTS license, for which the amortization period is effective as from the award date.

Development costs are capitalized when the following can be demonstrated:

- the intention and the technical and financial capacity to complete the development project;

- the project will generate probable future economic benefits for the Company; and

- the cost can be measured reliably.

Research and development costs not fulfilling the above criteria are expensed as incurred.

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Amortization

Intangible assets are amortized on a basis that reflects the pattern in which their future economic benefits are expected to be consumed according to their probable use.

The straight-line basis is usually applied over the following estimated useful lives:

Mobile network licenses	15 to 20 years
Patents	14 years
Indefeasible Rights of Use of submarine and terrestrial cables	10 years
IT (applications, software, licenses), customer service platforms, R&D	3 to 5 years

9.1.4 Property, plant and equipment

Property, plant and equipment mainly comprise network facilities and equipment.

Gross value

The gross value of property, plant and equipment corresponds to their acquisition or production cost, including costs directly attributable to bringing the asset to the location and condition necessary for its operation.

The cost of property, plant and equipment includes, where appropriate, the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, representing the obligation incurred by Orange SA.

The cost of networks includes design and construction costs, as well as capacity improvement costs.

Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or prolong its useful life.

The total cost of an asset is allocated among its different components and each component is accounted for separately when the components have different useful lives, or when the pattern in which their future economic benefits are expected to be consumed by the entity varies, thereby requiring the use of different rates and methods of depreciation.

Amortization

Property, plant and equipment are depreciated on a basis that reflects the pattern in which the future economic benefits of each of their components are expected to be consumed according to their probable use.

The straight-line basis is usually applied over the following estimated useful lives:

Buildings (including lightweight construction), leasehold improvements and equipment	5 to 30 years
Infrastructure (civil works, copper cables, telephone poles, masts, mobile site research and engineering costs)	8 to 30 years
Equipment (switching, transmission, etc.) and fixed and mobile network installations, including inseparable underlying software	5 to 20 years
Computer hardware, handsets	3 to 5 years
Other property, plant and equipment	3 to 10 years

Orange SA makes use of accelerated depreciation allowed under the tax regulations in force. The difference between accelerated depreciation and straight-line depreciation is recorded as a regulated provision on the balance sheet.

9.1.5 Impairment of tangible and intangible fixed assets

An impairment loss is recognized, on a case-by-case basis, when the fair value of an asset falls sustainably below its carrying amount due to events or circumstances arising during the period (such as obsolescence, wear and tear, significant changes to the manner in which the asset is used, worse than expected economic performance, a drop in revenues or other external indicators, revision of operating cash flows, etc.).

Fair value is the higher of recoverable amount and value in use.

For assets which are to be held and used, fair value is usually determined on the basis of value in use, which is the estimated present value of the future economic benefits expected to be derived from the use and disposal of the asset. For assets held for sale, fair value is determined on the basis of realizable value assessed by reference to market prices.

In addition, property, plant and equipment and intangible assets, including the commercial goodwill allocated to businesses in France, are tested overall for impairment relating to all activities and sites in France.

9.1.6 Financial assets

Investment securities are recorded at historical purchase cost plus the share, if any, of the merger loss allocated to them pursuant to ANC Regulation 2015-06. Transaction costs are expensed as incurred.

To determine whether an impairment loss should be recognized, the historical cost of the equity interest (including any share of merger losses allocated thereto) is compared to its fair value.

Fair value is equal to value in use for strategic interests. However, when an interest is due to be sold, it is measured at market value.

The value in use of investment securities is the estimated enterprise value of the component entities of those investments, less their net debt (or plus their net cash), as calculated in their currency and converted into euros at the year-end exchange rate.

Due to the short-term volatility of the stock market and the strategic nature of its investment securities, Orange SA uses discounted cash flows to assess enterprise value, excluding its banking activities. Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and forecast trading conditions drawn up by Orange SA’s management, as follows:

- cash flows are taken from business plans covering a timeframe of three to five years;

- beyond that timeframe, cash flows are extrapolated by applying a perpetual growth rate specific to each business activity;

- the cash flows obtained are discounted using appropriate rates for the type of business.

Market value is the best estimate of the amount obtainable from the sale of an asset in an arm’s length transaction less costs to sell. This estimate is made on the basis of available market information, taking into account any specific circumstances.

Depending on the specific nature of each investment, other criteria such as market value (measured using the average trading price of the last 20 days), development and profitability prospects, equity capital and materiality (on a historical basis) may also be taken into account, alone or in combination with value in use, to determine current value.

Receivables related to investment securities

Receivables related to investment securities comprise medium- or long-term loan agreements with Group companies. They are recognized separately from current accounts with Group subsidiaries, which are used for the daily management of their cash surpluses and requirements. Impairment is recognized according to the risk of non-recovery.

Cash collateral

Orange SA has negotiated cash collateral agreements with its main bank counterparties, which fluctuate according to the valuation of off-balance sheet transactions with these counterparties. The amount of this collateral is strongly correlated to movements in foreign exchange rates.

Collateral paid is recorded in Financial assets and collateral received is recognized in Other current loans.

9.1.7 Inventories

Network maintenance equipment and equipment intended for sale to customers are measured at the lower of cost or likely realizable value. The cost corresponds to the purchase or production cost determined by the weighted average cost method.

9.1.8 Trade receivables

Due to its broad range of customers (consumers, large companies, small businesses and MVNOs), Orange SA does not consider itself to be exposed to a concentration of customer risk. Impairment is recognized according to the risk of non-recovery of the receivables. It is calculated either on an individual basis or on a statistical assessment of the risk according to customer segment.

Trade receivables may include installment payments over at most a two-year period for mobile phone purchases.

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Securitization

Business receivables may be sold to special purpose entities (SPEs) for securitization. The receivables sold are not recognized on the balance sheet. Where they are sold at a discount, being the difference between the nominal value of the receivable and the disposal price, this is recognized as finance costs. In addition, any residual interests in securitized receivables in a variety of forms (subordinated units, reserve fund, etc.) are recorded as non-current financial assets. Any impairment of these interests, determined according to the risk of non-recovery of the securitized receivables, is deducted from financial assets. Selling costs together with commissions and financial interest paid to SPE unit holders are recognized in net finance costs.

9.1.9 Marketable securities

Marketable securities are stated at cost. An impairment provision is recognized for each line of securities of the same nature equal to the difference between their carrying amount and the average stock market price during the previous month or, in the case of unlisted securities, their probable trading value. However, in line with CRC Rule no. 2008-15 of December 4, 2008, no impairment losses are recognized on marketable securities comprising shares purchased or held in respect of free share award plans: any loss arising from their removal from the balance sheet without a counterbalancing entry is accounted for by recognizing a provision (see Note 9.1.16 Other employee benefits).

9.1.10 Other equity

When, based on the terms of the contract or the economic conditions at the time of issuance, an interest bearing-financial instrument is not redeemable at the lender’s option or it is redeemable in equity instruments, it is recognized in Other equity.

9.1.11 Government grants

Orange SA may receive non-repayable Government grants in the form of direct or indirect funding for capital projects, mainly provided by local and regional authorities. Government grants are recognized on the balance sheet as liabilities. They are recycled to the income statement at the same rate and over the same period as the depreciation of the fixed assets financed.

9.1.12 Bond issuance costs

Bond issuance costs are recorded in operating expenses in the financial year in which the bonds were issued. Issue premiums are recognized in financial expenses over the term of the bond.

9.1.13 Derivative financial instruments

Orange SA manages the market risks related to changes in interest and exchange rates using financial instruments (derivatives), and particularly cross currency interest rate swaps, interest rate swaps, caps, and floors, futures contracts in organized markets, forward currency contracts, currency swaps, and currency options. These instruments are used for hedging purposes.

Gains and losses arising on these derivatives are recorded in the income statement on a symmetrical basis with the losses and gains on the hedged items:

- differences in interest receivable or payable on interest rate derivatives, and any premiums or discounts on these transactions are recorded in the income statement on a symmetrical basis over the term of the hedged item;

- gains and losses arising on currency derivatives used to hedge balance sheet items are recorded as adjustments to the foreign exchange gain or loss of the hedged item; if the hedging instrument is unwound or matures before the hedged item, any associated gains or losses are retained on the balance sheet until the transaction is unwound, and are then reclassified as income;

- gains and losses arising on derivatives designated as hedges of identifiable firm commitments or identifiable future transactions are deferred and recognized in the valuation of the transaction when it is unwound.

Some transactions which comply with Orange SA’s hedging policy do not qualify for hedge accounting. These transactions are measured as follows:

- for transactions on organized markets, margin calls are recorded immediately in the income statement;

- for interest rate derivatives traded in over-the-counter markets, net unrealized losses calculated for the instrument on a case-by-case basis, are fully provisioned; unrealized gains are not recognized, in keeping with the principle of prudence; realized gains are recorded in the income statement when the transaction is unwound.

ANC Regulation 2015-05 of July 02, 2015 concerning forward financial contracts and hedges applies to financial years starting January 1, 2017 and later. Orange SA does not anticipate a material effect on the presentation of the financial statements as a result of this regulation.

9.1.14 Provisions

A provision is recognized when, at the reporting date, Orange SA has a present obligation towards a third party arising from a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

The obligation may be legal, regulatory or contractual; or it may represent a constructive obligation deriving from Orange SA’s actions where, by an established pattern of past practice, published policies have created a valid expectation on the part of other parties that Orange SA will discharge certain responsibilities.

The amount of the provision corresponds to the amount of resource outflow that will probably be required for Orange SA to settle the obligation.

Contingent liabilities are disclosed in the notes to the financial statements. They correspond to:

- probable obligations arising from past events that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Company’s control; or

- present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability.

Litigation

In the ordinary course of business, Orange SA is involved in a number of legal and arbitration proceedings and administrative actions. The costs may result from these proceedings are only accrued when it is probable that a liability will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of provision recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk.

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Dismantling and restoring sites

Orange SA is required to dismantle technical equipment and restore technical sites.

The provision is based on dismantling costs (on a per-unit basis for public phones, mobile antenna sites and mobile network electrical and electronic equipment, or per metric ton for telephone poles and fixed-line electrical and electronic equipment) incurred by Orange SA to meet its environmental commitments and annual estimated asset dismantling and site restorations.

The provision is assessed on the basis of the identified costs for the current fiscal year, extrapolated for future years using the best estimate of the commitment settlement. It is discounted at a risk-free rate. This estimate is revised annually and adjusted where appropriate against the asset to which it relates.

9.1.15 Long-term employee benefit obligations

Employee benefits are offered through:

- defined contribution plans: contributions are expensed in the year in which the employee service is rendered; or

- defined benefit plans: the obligation is measured by the projected unit credit method in line with CNC recommendation no. 2003-R.01.

In accordance with this recommendation:

- the obligation is measured on the basis of demographic assumptions concerning staff turnover rates, mortality, etc., and financial assumptions concerning rates of future salary increases, inflation rate, etc. The resulting obligation is then discounted;

- discount rates are determined on a plan by plan basis by reference to yields on top-rated long-term corporate bonds; they have been calculated based on external indices commonly used as a reference, and after analysis by Orange SA of their relevance, particularly in terms of their composition (the quality of the issuers);

- actuarial gains and losses related to post-employment benefits are recognized in the income statement of the financial year using the corridor method, i.e. gains or losses exceeding 10% of the higher of (i) the present value of the obligation in respect of defined benefits, and (ii) the fair value of plan assets, deferred over the remaining service lives of the employees concerned.

Orange SA’s defined benefit plans are not generally funded. Only one plan is funded and as its assets are listed securities, their fair value is equal to their market value on the reporting date. The expected long-term return on these plan assets has been determined on the basis of a plan-by-plan analysis taking account of the expected return on each type of asset in the portfolio. The expected return rate on each type of asset in the portfolio is estimated using an analysis of changes in the rate of inflation, long-term interest rates and the associated risk premium. These factors are combined and compared to the market to determine long-term return assumptions.

Employee benefits include post-employment benefits (essentially pension obligations), retirement bonuses and other long-term benefits.

Post-employment benefits

Pension plan for French civil servants

Civil servants employed by Orange SA are covered by the government-sponsored civil and military pension plan. Orange SA’s obligation under the plan is limited to the payment of annual contributions (French law No. 96-660 dated July 26, 1996). Consequently, Orange SA has no obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans.

The civil servant pension plan is a defined contribution plan.

Retirement bonuses and other similar benefits

The retirement bonuses paid by Orange SA to its employees, either as a lump sum or as an annuity, in an amount determined by their final salary and retirement age, can be considered as a defined benefit plan.

Other post-employment benefits

The benefits Orange SA offers retired employees, such as telephones and coverage of certain healthcare costs, can be considered as a defined benefit plan.

Other long-term benefits

Other long-term benefits offered by Orange SA concern primarily long-term compensated absences and the French Part-Time for Seniors plans.

Actuarial differences observed during the course of the year are immediately recognized in the income statement.

9.1.16 Other employee benefits

Stock option plans

In line with CRC rule no. 2008-15 of December 4, 2008, no expense is recognized in respect of stock option plans that do not lead to an outflow of resources for Orange SA.

9.1.17 Trade payables

Supplier payment terms are mutually agreed between the suppliers and Orange in accordance with the rules in force. From the end of 2014, some of the key suppliers and Orange SA agreed to extend the payment term for the Company, which may be up to six months for some invoices.

9.2 Use of estimates

In preparing Orange SA’s accounts, Management makes estimates, insofar as many elements included in the financial statements cannot be measured with precision. Management revises these estimates if the underlying circumstances evolve or in light of new information or more experience. Consequently, the estimates made at December 31, 2016 may subsequently be changed. The assumptions underlying the main estimates used concern provisions, property, plant and equipment and intangible assets, and investment securities.

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Note 10 Compensation paid to members of Orange SA’s Board
of Directors and Executive Committee

The total gross amount of compensation (gross salaries, bonuses, benefits in kind, attendance fees, incentive bonuses, employee profit-sharing and employer’s contributions), excluding employer social security contributions, paid in 2016 by Orange SA and companies it controls, to persons who were members of Orange SA’s Board of Directors or Executive Committee at December 31, 2016, or during the fiscal year 2016, amounted to 11,080,051 euros, compared with 9,912,659 euros paid in 2015.

No termination benefits were paid in 2016.

The amount of these compensation items recognized in 2016 was 10,722,941 euros, versus 10,189,959 euros in 2015.

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4.8  Statutory Auditors’ Report on the financial statements

This is a free translation into English of the Statutory Auditors’ Report on the financial statements issued in French and it is provided solely for the convenience of English-speaking users. The Statutory Auditors’ Report includes information specifically required by French law in such reports, whether modified or not. This information is presented below the audit opinion on the financial statements and includes an explanatory paragraph discussing the auditors’ assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the financial statements taken as a whole and not to provide separate assurance on individual account balances, transactions or disclosures. This report also includes information relating to the specific verification of information given in the Management Report and in the documents addressed to the shareholders. This report should be read in conjunction with and construed in accordance with French law and professional auditing standards applicable in France.

Year ended December 31, 2016

To the Shareholders,

In compliance with the assignment entrusted to us by your annual general meeting, we hereby report to you, for the year ended December 31, 2016, on:

- the audit of the accompanying financial statements of Orange S.A.;

- the justification of our assessments;

- the specific verifications and information required by law.

These financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I. Opinion on the financial statements

We conducted our audit in accordance with professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures, using sampling methods or other methods of selection, to obtain audit evidence about the amounts and disclosures in the financial statements. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made, as well as the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements give a true and fair view of the assets and liabilities and of the financial position of the company as at December 31, 2016 and of the results of its operations for the year then ended in accordance with French accounting principles.

II. Justification of our assessments

In accordance with the requirements of Article L. 823-9 of the French Commercial Code (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:

As described in note 9.2 to the financial statements, Orange S.A.’s management makes assumptions and estimates that may affect several items recorded in the financial statements and the accompanying notes. This note also states that the estimates made as at December 31, 2016 may be significantly altered in case of a change in the circumstances under which they were determined, or because of newly available information or additional experience. In the context of our audit of the financial statements, we considered that, among the accounts that are subject to significant accounting estimates for which our assessments may be explained, are those relating to financial assets, intangible assets and provisions related to litigations.

We have notably:

- with respect to the above-mentioned assets, assessed the data and the assumptions on which the management’s estimates are based, and more specifically cash flow projections prepared by the company’s operational management. We have reviewed the calculations made by Orange S.A. and the sensitivity of the main values in use, compared accounting estimates made for prior periods with actual results, and reviewed the management approval procedures for these estimates. We also assessed the appropriateness of the information disclosed in Notes 3.1, 3.2, 9.1.5 and 9.1.6 to the financial statements;

- with respect to litigations, assessed the basis upon which Orange S.A.’s positions are based, including review of estimates for provisions accounted for. We also reviewed the disclosures relating to risks and litigations in Notes 4.3, 6 and 9.1.14 to the financial statements and examined management’s approval procedures for such estimates.

These assessments were made as part of our audit of the financial statements taken as a whole, and therefore contributed to the opinion we formed which is expressed in the first part of this report.

III. Specific verifications and information

We have also performed, in accordance with professional standards applicable in France, the specific verifications required by French law.

We have no matters to report as to the fair presentation and the consistency with the financial statements of the information given in the Management Report of the Board of Directors, and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

Concerning the information given in accordance with the requirements of Article L. 225-102-1 of the French Commercial Code (Code de commerce) relating to remunerations and benefits received by the directors and any other commitments made in their favour, we have verified its consistency with the financial statements, or with the underlying information used to prepare these financial statements and, where applicable, with the information obtained by your company from companies controlling your company or controlled by it. Based on this work, we attest the accuracy and fair presentation of this information.

In accordance with French law, we have verified that the required information concerning the purchase of investments and controlling interests and the identity of the shareholders or holders of the voting rights has been properly disclosed in the Management Report.

Paris-La Défense, February 23, 2017 The Statutory auditors

French original signed by

Ernst & Young Audit Charles-Emmanuel Chosson	KPMG SA Marie Guillemot
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5  Governance and CSR

5.1	Composition of management and supervisory bodies	276
5.1.1	Board of Directors	276
5.1.2	Corporate Officers	279
5.1.3	Executive Committee	280
5.1.4	Information on Directors, Officers and senior management	281
5.2	Corporate Governance	287
5.2.1	Reference to a Code of Corporate Governance	287
5.2.2	Operation of the Board of Directors	287
5.2.3	Operation of the General Management	292
5.3	Compensation and benefits paid to Directors, Officers and Senior Management	294
5.3.1	Report of the Board of Directors on compensation and benefits paid to Corporate Officers	294
5.3.2	Compensation of non-executive Directors	301
5.3.3	Compensation of members of the Executive Committee	302
5.4	Activity and Risk management framework	303
5.4.1	Group Audit, Control and Risk Management	303
5.4.2	Specific internal control procedures pertaining to the preparation and processing of accounting and financial information	305
5.4.3	Summary of works on Internal Control implemented under Section 404 of the Sarbanes-Oxley Act	307
5.4.4	Compliance	307
5.4.5	Personal data protection	308
5.4.6	Security	309
5.4.7	Insurance	309
5.5	Statutory Auditors’ Report on the report prepared by the Chairman of the Board of Directors	310
5.6	Corporate social and environmental responsibility	311
	Ethics: an integral part of the Group’s governance	311
5.6.1	Social (employment) information	312
5.6.2	Environmental information	326
5.6.3	Social commitments	334
5.6.4	Report by one of the Statutory Auditors, appointed as independent third party, on the consolidated human resources, environmental and social information included in the Management Report	340
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5.1  Composition of management and supervisory bodies

5.1.1    Board of Directors

As of March 22, 2017, the date on which the Board of Directors approved the Chairman’s Report on Corporate Governance and internal control, the Board comprised 15 members: the Chairman, seven independent directors, three directors representing the public sector, three directors elected by the employees and one director representing employee shareholders.

Chairman and Chief Executive Officer

	Date first appointed	Term ending
Stéphane Richard	June 9, 2010 (1)	Following the 2018 Shareholders’ Meeting

(1) Term of office renewed at the Shareholders’ Meeting of May 27, 2014.

Stéphane Richard, born in 1961, has been Chairman and Chief Executive Officer of Orange since March 1, 2011. He joined the Orange group in September 2009 and has successively occupied the positions of Deputy CEO in charge of French Operations, CEO Delegate and CEO. Between 1992 and 2003, Stéphane Richard was successively deputy to the CFO of Compagnie générale des eaux, CEO of Compagnie Immobilière Phénix and Chairman of CGIS (Compagnie Générale d’immobilier et de services), now Nexity. From 2003 to 2007, he was Deputy Managing Director of Veolia Environnement and CEO of Veolia Transport, as well as being a director of Orange. From 2007 to 2009, Stéphane Richard was Chief of Staff to the French Minister for the Economy, Industry and Employment. He is a graduate of École des hautes études commerciales (HEC) and École nationale d’administration (ENA). He is a French national.

Independent directors

		Date first appointed	Term ending
Alexandre Bompard	Member of the Innovation and Technology Committee	December 7, 2016 (1)	Following the 2019 Shareholders’ Meeting
José-Luis Durán	Member of the Audit Committee	February 5, 2008 (2)	Following the 2020 Shareholders’ Meeting
Charles-Henri Filippi	Member of the GCSER	February 5, 2008 (2)	Following the 2020 Shareholders’ Meeting
Helle Kristoffersen	Chairman of the Innovation and Technology Committee	June 7, 2011 (3)	Following the 2019 Shareholders’ Meeting
Bernard Ramanantsoa	Chairman of the Audit Committee	June 7, 2016	Following the 2020 Shareholders’ Meeting
Mouna Sepehri	Chairman of the GCSER Committee	October 22, 2014 (4)	Following the 2019 Shareholders’ Meeting
Jean-Michel Severino	Member of the Audit Committee	June 7, 2011 (3)	Following the 2019 Shareholders’ Meeting

(1) Co-opted by the Board of Directors on December 7, 2016 to replace Bernard Dufau.

(2) Term of office renewed at the Shareholders’ Meeting of June 5, 2012 and June 7, 2016.

(3) Term of office renewed at the Shareholders’ Meeting of May 27, 2015.

(4) Co-opted by the Board of Directors on October 22, 2014 to replace Muriel Pénicaud. Term of office renewed at the Shareholders’ Meeting of May 27, 2015.

Alexandre Bompard, born in 1972 in Saint-Étienne, is the Chairman and Chief Executive Officer of Fnac Darty. He is a graduate of the Institut d’études politiques of Paris and holds a Master’s degree in Public Law, a Master of Advanced Studies (DEA) in Economics and is also a graduate of the École nationale d’administration (ENA). After graduating from ENA, Alexandre Bompard was posted at the Inspectorate General of Finance (1999-2002). Thereafter he became Technical Advisor to François Fillon, the Minister of Social Affairs, Labor and Solidarity, from April to December 2003. From 2004 to 2008, Alexandre Bompard worked in several capacities within the Canal+ Group. He was Chief of Staff to the Chairman Bertrand Méheut (2004-2005), then the Group’s Director for Sports and Public Affairs (June 2005-June 2008). In June 2008, he was appointed Chairman and Chief Executive Officer of Europe 1 and Europe 1 Sport. In January 2011, he joined the Fnac Group as Chairman and Chief Executive Officer. He then undertook an ambitious transformation plan of the Group, called “Fnac 2015”, to meet the challenge of digital revolution and changes in customer expectations. In Autumn 2015, Fnac launched a takeover bid on the Darty Group and on July 20, 2016, Alexandre Bompard became the Chairman and Chief Executive Officer of the new entity made up of Fnac and Darty. Alexandre Bompard is a Knight of the French Order of Arts and Letters. He is a French national.

José-Luis Durán, born in 1964, is the Chief Executive Officer of Value Retail Management since November 2016. He began his career in 1987 at Arthur Andersen, after studying economics. He joined Pryca (a subsidiary of Carrefour) in 1991, where he held successive positions as management controller (1991-1994), management controller for Southern Europe (1994-1996), then management controller for North & South America until 1997. After his term as Chief Financial Officer of Pryca, he became Chief Financial Officer of Carrefour Spain in 1999. In April 2001, he was appointed General Manager for Finance, Management, Organization and Systems with Carrefour, joining the Group’s Executive Committee. José-Luis Durán was Chief Executive Officer of the Carrefour group and Chairman of the Management Board from 2005 to 2008, then Chief Executive Officer of Devanlay SA and Chairman of Lacoste Holding from July 2009 to January 2015. He is a Spanish national.

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Charles-Henri Filippi, born in 1952, has been Chairman of Citigroup France since January 1, 2011. He joined Crédit Commercial de France (CCF) in 1987 after several years in French government service and in ministerial offices. He was appointed Chief Executive Officer of CCF France in 1998, and was then appointed to the Senior Management of HSBC in 2001, in charge of the group’s Corporate and Institutional Banking Business. He became Chairman and Chief Executive Officer of HSBC France in March 2004, then Non-Executive Chairman from August 2007 to December 31, 2008. He was also Senior Advisor at CVC Capital Partners France until December 31, 2010 and a Partner at Weinberg Capital Partners until December 31, 2011. He is also founder of asset management companies Octagones and Alfina and was their Chairman from 2008-2012. Charles-Henri Filippi is a French national.

Helle Kristoffersen, born in 1964, is the Senior Vice-President, Strategy & General Secretariat of the Gas, Renewables & Power branch of the Total group. Before that, she was Head of Strategy and Economic Intelligence of the Total group from January 2012 to September 2016 and Deputy Director of Strategy from 2011 to 2012. From 1994 onwards, she mainly worked for the Alcatel group, now Alcatel-Lucent. After holding a number of positions within this group, she was Vice-President, Group Strategy between 2005 and 2008, and Senior Vice-President, Vertical Markets, between January 2009 and December 2010. Helle Kristoffersen is a graduate of the École normale supérieure and École nationale de la statistique et de l’administration économique (ENSAE). She is a Knight of the French Legion of Honor. Born in Denmark, Helle Kristoffersen is a French national.

Bernard Ramanantsoa, born in 1948, acts as Director of several companies as well as of universities and Grandes Écoles. Bernard Ramanantsoa started, during his military service, as Lecturer at the École Nationale Supérieure de l’Aéronautique et de l’Espace in 1971 and 1972, before joining the SNCF where he became head of the Marketing Division, Grandes Lignes in 1978. In 1979, he joined the HEC faculty as professor of Business Strategy and Policy, specializing in the link between strategy and culture in the business place. After being appointed as the Head of Faculty and Research, he became the Managing Director of HEC Paris from 1995 to 2015. He gave the institution a decidedly international dimension. Bernard Ramanantsoa is the author of numerous communications and publications in the field of business management. He received the Harvard Expansion Prize in 1989 for Technologie et Stratégie d’entreprise and the Prize from the Académie des Sciences Commerciales in 1983 for Stratégie de l’Entreprise et Diversification. His most recently published work is Apprendre et Oser (“Learn and Dare”)” at Albin Michel and L’enseignement supérieur français par-delà les frontières: l’urgence d’une stratégie at France Stratégie. Bernard Ramanantsoa holds an Engineering degree from the École Supérieure d’Aéronautique et de l’Espace (Sup’Aéro) and has an MBA from HEC, a post-graduate degree in Sociology from Paris Diderot University, a Ph.D. in Management Sciences from Paris-Dauphine University and a further post-graduate degree in the History of Philosophy from Paris-1 University. He is a Knight of the French Legion of Honor and an Officer of the French Order of Merit, Knight of the Palmes Académiques and Officer of the National Malgache Order. He is a French national.

Mouna Sepehri, born in 1963, has been a member of the Executive Committee of Group Renault since April 2011. She is Senior Vice-President of Renault and oversees the General Management functions including: Legal, Public Affairs, Communications, Corporate Social Responsibility, Real Estate and General Services, Protection and Risk Prevention department, Cross Functional Teams, G&A Economic Efficiency Program Management. She began her career in 1990 as a lawyer in Paris before moving to New York where she specialized in mergers and takeovers as well as in international business law. She joined Renault in 1996 as Deputy General Counsel and participated in all the main international development projects of the Group. In 2007, she joined the Office of the CEO and was put in charge of the management of the cross functional teams. Mouna Sepehri holds a degree in Law. She is a Knight of the French Legion of Honor. Born in Iran, she is a French and an Iranian national.

Jean-Michel Severino, born in 1957, is Manager of Investisseurs et Partenaires, an asset management company specializing in investment in SMEs in sub-Saharan Africa. He is also a member of the Académie des Technologies. Until April 2010, he was CEO of the French International Development Agency (AFD), and was previously Vice-President of the World Bank for Asia. He is Inspector at the French Finance Ministry, and a graduate of École nationale d’administration (ENA). He is a French national.

Directors representing the public sector

		Date first appointed	Term ending
Bpifrance Participations (1) represented by Nicolas Dufourcq	Member of the Innovation and Technology Committee	May 28, 2013	Following the 2017 Shareholders’ Meeting
Anne Lange (2)	Member of the GCSER	May 27, 2015	Following the 2019 Shareholders’ Meeting
Lucie Muniesa (3)	Member of the Audit Committee	February 4, 2016	February 3, 2020

(1) Public financing and investment group for companies, resulting from the merger of OSEO, CDC Entreprises, FSI and FSI Régions, appointed by the Shareholders’ Meeting.

(2) Appointed by the Shareholders’ Meeting on the basis of a proposal by the French government and the Board of Directors.

(3) Appointed by government decree.

Nicolas Dufourcq, born in 1963, became Chief Executive of Bpifrance in October 2012. After one year with the office of René Teulade, the French Minister of Social Affairs, and contributing, along with Alain Minc, to drafting the report on “France de l’an 2000” and creating with his friends from HEC businesses in the fields of advertising, plastics, food processing, he joined France Télécom in 1994 where he created, at the request of Michel Bon, then Chairman and Chief Executive Officer of France Télécom (now Orange), the Multimedia Division, under which Wanadoo was launched in January 1996, as well as TPS, the same month, alongside of TF1, M6, and FTV. This division became a subsidiary and took on the name Wanadoo. The Group was listed on the stock exchange in July 2000, before acquiring the Internet leaders in the United Kingdom and Spain in December 2000 and April 2002. In 2003, Nicolas Dufourcq joined Capgemini where he was responsible for continental Europe. In 2004 he became Deputy Managing Director and Chief Financial Officer of the Group, and was also responsible for the industrialization of IT production and the Lean program. Nicolas Dufourcq is Finance inspector, a graduate of HEC and ENA. He is a French national.

Lucie Muniesa, born in 1975, has been Deputy Chief Executive Officer of the French government Shareholding Agency (APE) since February 4, 2016. After attending the École nationale de la statistique et de l’administration économique (ENSAE), Lucie Muniesa began her career at the French National Institute of Statistics and Economic Studies (INSEE) before being appointed deputy to the Head of the Merger and State Aids office at the French Directorate General for Competition Policy, Consumer Affairs and Fraud Control in 2002. She joined the APE in 2004 as deputy to the Heads of the “Energy, Chemistry and other holdings” and “La Poste - France Télécom” offices, before being appointed General Secretary of the APE in 2007. In 2010, Lucie Muniesa joined Radio France, initially as Chief Financial Officer and later Deputy CEO in charge of finance, purchasing, legal and development of own resources.

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In 2014, she became General Manager and Deputy General Secretary of the French Ministry of Culture and Communication. She is a French national.

Anne Lange, born in 1968, is currently Chief Executive Officer of Mentis, a company she co-founded. Mentis is a software start-up in the field of the Internet of Things, which advises major groups on mobility and management solutions for the urban space. Anne Lange began her career in 1994 working in the Prime Minister’s office where she headed the government department for the media industry. In 1998, she joined Thomson as head of strategic planning, then in 2000 the Europe e-business department. In April 2003, Anne Lange was appointed as General Secretary for the Internet rights forum, an agency of the Prime Minister’s office. From 2004 to 2014, she successively worked as Vice-President for Europe public sector, Senior Executive Vice-President of global public sector & media operations (based in the US) and Senior Executive Vice-President for innovation in the public sector for the Internet Business Solutions Group at Cisco. Anne Lange is a graduate of the Institut d’études politiques of Paris and the École nationale d’administration (ENA). She is a French national.

Directors elected by the employees

		Date first appointed	Term ending
Daniel Bertho	Member of the Innovation and Technology Committee	October 22, 2013	December 2, 2017
Ghislaine Coinaud	Member of the Audit Committee	December 3, 2009 (1)	December 2, 2017
Daniel Guillot	Member of the GCSER	December 3, 2009 (2)	December 2, 2017

(1) Reelected on October 22, 2013.

(2) Reelected on November 15, 2013.

Daniel Bertho, born in 1956, is a project manager in a Response Unit in Val d’Oise. He was a member of the European Works Council from 2004 to 2011. He has been a representative of the SUD trade union federation on the Supervisory Boards of the Dynamis Solidaire and Evolutis funds. Daniel Bertho joined Orange in 1984 as a designer. He is a French national.

Ghislaine Coinaud, born in 1956, works for the Support Department. She joined Orange in 1977 as a facilities operating agent at the main operating center in La Courneuve. From 1995 to 2005, Ghislaine Coinaud was a member of the Conseil Supérieur de la Fonction Publique. Until December 2009, she was deputy central labor delegate for the CGT labor union. She was previously a member of that union’s federal management Board. Ghislaine Coinaud is a French national.

Daniel Guillot, born in 1956, is Head of Relations with the Ain department local authority, at the Lyon Regional Division. He joined Orange in 1977 as telecommunications and postal controller. In 1986, Daniel Guillot became an Attaché at the Ministry of Telecommunications, Postal Services and Space, before becoming Chief Inspector in 1993. He held labor union responsibilities at the CFDT Culture Consulting Communication Federation since its foundation in 2005, as Head of management staff and international affairs and finally, since 2007, as central labor representative in charge of the Orange group. Until 2009, Daniel Guillot had a seat on the worldwide union UNI Télécom’s global Committee and chaired the European Telecommunications Social Dialogue Committee jointly with the employer representative. Daniel Guillot is IFA certified. He is a French national.

Director appointed by the Shareholders’ Meeting and representing employee shareholders

		Date first appointed	Term ending
Hélène Marcy	Member of the Innovation and Technology Committee	July 25, 2016 (1)	Following the 2018 Shareholders’ Meeting

(1) Appointed to replace Jean-Luc Burgain, who resigned during his term of office which was renewed at the Shareholders’ Meeting of May 27, 2014.

Hélène Marcy, born in 1959, joined Orange in 1997. In the last 20 years, she has occupied several commercial and marketing positions in the Group, before managing the communication of a trade union association. Prior to that, she was a marketing and communication consultant, and for ten years supported Orange in the commercial launch of innovative products and services. She is currently a member of the Supervisory Board of Evolutis, the Group savings plan’s mutual fund and Vice-Chairperson of ADEAS (Association for the protection of savings and employee shareholding of the Orange group) which she helped to set up. This association provides regular educational information on issues relating to employee shareholding to Orange employees. She is a French national.

A representative of the Orange Central Works Council attends meetings of the Board of Directors.

Changes in the composition of the Board of Directors

On February 4, 2016, Lucie Muniesa was appointed by government decree representative of the French government on Orange’s Board of Directors, replacing Antoine Saintoyant.

The Shareholders’ Meeting of June 7, 2016 (a) renewed the terms of office as Directors of José-Luis Durán and Charles-Henri Filippi and (b) appointed Bernard Ramanantsoa as a new Director for a period of four years expiring at the close of the Shareholders’ Meeting approving the financial statements for the fiscal year ended on December 31, 2019.

The Board of Directors noted at its meeting of July 25, 2016, the replacement of Jean-Luc Burgain by Hélène Marcy as Director appointed by the Shareholders’ Meeting, representing employee shareholders. In December 2016, the Board appointed her as a member of the Innovation and Technology Committee.

At its meeting of December 7, 2016, the Board of Directors, having taken note of the resignation of Bernard Dufau, co-opted Alexandre Bompard as new Director, appointed Charles-Henri Filippi as Lead Director and Bernard Ramanantsoa as Chairman of the Audit Committee.

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The Board of Directors was informed of the appointment, as permanent representative of Bpifrance Participations, of Nicolas Dufourcq to replace Jean-Yves Gilet. This appointment became effective on January 19, 2017.

In February 2017, The Board appointed Alexandre Bompard and Nicolas Dufourcq as members of the Innovation and Technology Committee.

5.1.2    Corporate Officers

Chairman and Chief Executive Officer

On February 23, 2011, Stéphane Richard was appointed by the Board of Directors as Chairman and Chief Executive Officer with effect from March 1, 2011. His term of office as Director was renewed during the Shareholders’ Meeting of May 27, 2014 and on the same date, he was reappointed as Chairman and CEO by the Board of Directors.

The biography of Stéphane Richard can be found in Section 5.1.1 Board of Directors.

Chief Executive Officer Delegates

On October 22, 2014, the Board of Directors renewed the term of Gervais Pellissier as CEO Delegate for the same period as the term of the Chairman and CEO. Gervais Pellissier retained his responsibilities as Senior Executive Vice-President in charge of the Europe region.

On December 2, 2015, the Board of Directors appointed Ramon Fernandez and Pierre Louette as CEO Delegates starting on January 1, 2016, for a duration equal to the term of the Chairman and CEO. Ramon Fernandez and Pierre Louette retained their respective responsibilities as the Group’s Chief Financial and Strategy Officer and General Secretary in charge of Orange Wholesale France and Purchases.

Ramon Fernandez, born in 1967, has been CEO Delegate of Orange since January 1, 2016. He is also the Group’s Chief Financial and Strategy Officer. He joined the Orange group on September 1, 2014, as Deputy Managing Director in charge of finance and strategy. Ramon Fernandez began his career at the French Treasury before joining the International Monetary Fund in Washington from 1997 to 1999. He then returned to the French Treasury and held a number of senior management positions: Head of the Energy, Telecommunications and Raw Materials Department until 2001; Head of the Savings and Financial Markets Department from 2001 to 2002; Deputy Director of International Financial Affairs and Development, and Vice-Chairman of the Club de Paris between 2003 and 2007. He was also Special Advisor to the Minister of the Economy, Finance and Industry (2002-2003) and to the President of the French Republic (2007-2008). In 2008, he was appointed Chief of Staff to the Minister of Labor, Social Relations, Family and Solidarity (2008-2009). Since March 2009, he was the Chief Executive Officer of the French Treasury, Chairman of the France Trésor Agency and Chairman of the Club de Paris. As the Alternate Governor of the World Bank for France and Governor of the African Development Bank before joining Orange, he represented the French government at the Board of Directors of GDF Suez and CNP Assurances as well as at the Supervisory Board of the Caisse des dépôts. Ramon Fernandez is a Knight of the French Legion of Honor. He is a graduate of the Institut d’études politiques of Paris and of the École nationale d’administration (ENA). He is a French national.
Pierre Louette, born in 1962, has been CEO Delegate of Orange since January 1, 2016. He is also in charge of the General Secretariat of the Group, of Orange Wholesale France, Group purchases, the Chrysalid operational efficiency program, Orange Silicon Valley and Orange Digital Ventures. He is also member of the Board of Directors of the Réunion des Musées Nationaux and the Fédération Française des Télécoms, of which he was Chairman from March 2012 to May 2015. Technical Advisor on Communication, Youth and Sport in the Prime Minister’s office between 1993 and 1995, Pierre Louette contributed to the development of new communications networks with the Information Highways program. He then became General Secretary and Communications Vice-President for France Télévisions, and was involved in developing the Internet in France since 1996, as Head of the web agency Connectworld within the Havas Group. He continued his career as Vice-President of Europatweb, an Internet investment fund launched by Bernard Arnault. CEO of Agence France-Presse from 2003 to 2005, he was elected Chairman and Chief Executive Officer in 2005 and held the position until 2010. During the period he turned the Agency’s results around, developed its online activities and launched it into international video production. Pierre Louette holds a degree in Law and is a graduate of the Institut d’études politiques of Paris and the École nationale d’administration (ENA). He is Master Counsel to the Court of Auditors, a Knight of the French Legion of Honor and an Officer of the French Order of Merit. He is a French national.

Gervais Pellissier, born in 1959, has been CEO Delegate of Orange since November 1, 2011. Since September 1, 2014, he has been in charge of Operations in Europe (excl. France). He joined the Orange group in October 2005 to supervise the integration of its business units in Spain and advise on geographical integration within the Group. In January 2006, he was appointed as a member of the Group’s General Management Committee, in charge of Finance and Operations in Spain, and in March 2009, he became Deputy Managing Director of Orange, with responsibility for Finance and Information Systems. After the Group’s new Executive Committee was formed in early April 2010, Gervais Pellissier continued in his role as Deputy Managing Director of Orange, with responsibility for Finance and Information Systems. He has been in charge of Operations in Europe since September 1, 2014. Gervais Pellissier joined Bull in 1983, and held a range of responsibilities in the areas of finance and management control, in France, Africa, South America, and Eastern Europe. In 1994 he was in turn appointed Chief Financial Officer of the Services and Systems Integration Division, then of the Managed Services Division, then Director of the Controlling department of Bull, and in 1998, Chief Financial Officer of Bull. Between April 2004 and February 2005, Gervais Pellissier was Deputy Chairman of the Board of Directors and CEO Delegate of Bull. From February 2005 to mid-2008, he was the Vice-President of the Board of Directors of Bull. Since June 2015, he has been a member of the Supervisory Board and a member of the Audit Committee of Wendel. Gervais Pellissier is a graduate of École des hautes études commerciales (HEC), Berkeley, and the University of Cologne. He is a Knight of the French Legion of Honor and an Officer of the French Order of Merit. He is a French national.

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5.1.3    Executive Committee

As of the date of this document, the Executive Committee is composed of 12 members, as well as Stéphane Richard, including three CEO Delegates (1): Ramon Fernandez, Pierre Louette and Gervais Pellissier; and three Deputy CEOs: Thierry Bonhomme, Bruno Mettling and Marc Rennard.

Christine Albanel	Senior Executive Vice-President, Corporate Social Responsibility, Diversity, Partnerships and Inclusiveness
Jérôme Barré	Senior Executive Vice-President, Human Resources
Thierry Bonhomme	Deputy CEO, Orange Business Services
Fabienne Dulac	Senior Executive Vice-President, Orange France
Ramon Fernandez	CEO Delegate, Finance and Strategy
Mari-Noëlle Jégo-Laveissière	Senior Executive Vice-President, Innovation, Marketing and Technology
Pierre Louette	CEO Delegate, General Secretariat of the Group, Orange Wholesale France and Purchases
Béatrice Mandine	Senior Executive Vice-President, Communication and Branding
Bruno Mettling	Deputy CEO, Africa & Middle-East (MEA)
Gervais Pellissier	CEO Delegate, Europe (excl. France)
Marc Rennard	Deputy CEO, Customer Experience and Mobile Financial Services

The biographies of Stéphane Richard, Ramon Fernandez, Pierre Louette and Gervais Pellissier can be found in Sections 5.1.1 Board of Directors and 5.1.2 Corporate Officers.

Christine Albanel, born in 1955, is Senior Executive Vice-President in charge of Corporate Social Responsibility, Events, Partnerships and Inclusiveness. She is also Deputy Chair of the Orange Foundation and Chair of Orange Studio. Christine Albanel was Advisor to the French President on Education and Culture, Chair of the Établissement Public de Versailles from 2003 to 2007, and was appointed Minister of Culture and Education from 2007 to 2009. Speechwriter for Jacques Chirac for many years, including authoring the famous Vel d’Hiv’ speech, Christine Albanel is a member of the French Council of State. She has a degree in modern literature.

Jérôme Barré, born in 1962, is Senior Executive Vice-President in charge of Human Resources since March 1, 2016. He joined the Orange group in 1985, where he worked on the quality and development of the network in Île-de-France and then in Brittany. In 1991 he was named French National Director of Local Authorities. From 1996 to 2010, Jérôme Barré alternated between his national responsibilities and his operational management tasks. From 1996 to 2000, he joined the Consumer Services Department as Director of Service and Quality for the Professional Customer Division, and then as Director of Customer Service at the Retail and Customer Service Division. From 2000 to 2006, he worked as the Regional Director in Burgundy and then in Franche-Comté, and from 2006 to 2010 as the Territorial Director in the North-West Center (Lower Normandy, Upper Normandy, Central Region). In 2010, after having coordinated the negotiations on workplace stress alongside the Group’s Human Resources Director after a labor dispute, Jérôme Barré was appointed Head of Customer Relationship Management and Customer Service for the Consumer Services market at Orange France, where he worked on the creation of Orange Directions. In April 2011, he was appointed Head of Orange Île-de-France, tasked with developing Orange’s business in the Île-de-France area. Jérôme Barré is a graduate of the École polytechnique and the École nationale supérieure des télécommunications (ENST).

Thierry Bonhomme, born in 1956, has been Deputy CEO responsible for Orange Business Services since May 1, 2013. His previous positions in the Group include serving as Head of Technical Operations for Paris North, Regional Head in Grenoble, then in marseille, before becoming Head of the France Enterprise Market, then Head of Research and Development, and in 2010 Head of the Orange Labs Networks and Carriers Division. He was also Head of IDATE from 1988 to 1990. Thierry Bonhomme is a graduate of the École polytechnique and the École nationale supérieure des télécommunications (ENST).

Fabienne Dulac, born in 1967, has been Senior Executive Vice-President in charge of Orange France since August 22, 2014. After having started a doctoral thesis, Fabienne Dulac began her career at the French Interior Ministry, before joining the Company in 1993 with VTCOM, a company which developed multimedia services at the time of the emergence of the Internet and the appearance of a new business sector, where she was Head of Communications and Marketing. Fabienne Dulac joined France Télécom in 1997 within the newly created Multimedia Division. Her responsibilities in the area of marketing and communication include all of France Télécom’s multimedia activities within its range of subsidiaries such as Wanadoo, Voila and Mappy. For a decade, she held various positions within marketing, business development, and customer relations, and witnessed the transformation of the market and the Company, as well as the development of new commercial territories and customer experience at the heart of the operator’s strategy. In 2008, she became Head of Sales and Online Customer Relations at Orange France; she brings innovation to the field and drives the Company’s digital transformation in terms of sales and customer relations. In 2011, Fabienne became Head of the Orange North France division, where she was responsible for managing an operational entity with over 5,500 employees. In September 2013, she was appointed Senior Vice-President in charge of Communication of Orange France. Fabienne Dulac holds a Master of Advanced Studies (DEA) in Political Sociology from the Institut d’études politiques of Paris, a Master’s degree in history and a bachelor’s degree in modern literature.

Mari-Noëlle Jégo-Laveissière, born in 1968, has been Senior Executive Vice-President in charge of the Innovation, Marketing and Technology (IMT) Division since March 1, 2014. Since joining the Orange group in 1996, Mari-Noëlle Jégo-Laveissière has held a series of project and management positions: Head of International & Backbone Network Factory, merger between France Télécom and Orange France SA, Head of Group Research & Development, Head of the Consumer Marketing Department of Orange France and Regional Manager where she was responsible for technical and commercial services for consumers and business customers. Mari-Noëlle Jégo-Laveissière is a graduate of the École des Mines of Paris and of the École normale supérieure. She also holds a Doctorate in Quantum Chemistry from the University of Paris XI - Waterloo.

Béatrice Mandine, born in 1968, has been Senior Executive Vice-President in charge of Communication and the Brand since May 1, 2013. She joined Orange in May 2007 as Director of the Group’s Press Office. Béatrice Mandine was appointed Delegate Director of External Communication in November 2010, then Deputy Director of Communication responsible for External Communication alongside Xavier Couture, Senior Executive Vice-President for Communication and the Brand in July 2012. Béatrice Mandine began her career in 1988 as a journalist at Le Figaro, Marie-Claire and the television channel La Cinq. At the end of 1990 she joined Alcatel as Head of Internal Communication. In 1992, she became Press Officer for Alcatel Radio Space & Defense and joined the press office at Alcatel Alsthom the following year. In 1998, she was appointed Media Director of Alcatel’s Consumer Division, and in 2000 she was appointed Head of

(1) CEO Delegates are, under French law, corporate officers.
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Press and Public Relations for Alcatel’s Mobile Telephony Division. In the middle of 2004, Béatrice Mandine joined the Faurecia group as Head of Press Relations and corporate image. She is a graduate of the École supérieure de journalisme (ESJ) and the Institut des hautes études internationales (IHEI).

Bruno Mettling, born in 1958, has been Deputy CEO responsible for Africa & Middle-East (MEA) since March 1, 2016. He joined Orange in April 2010 as Senior Executive Vice-President with special mandate to the CEO, in charge of Labor, Skills and Orange Campus, before being appointed Director of Human Resources and Internal Communication for the Group in October 2010. Since September 2014, Bruno Mettling has ensured the monitoring of the Group’s simplification and digitalization program. The Executive Committee has also tasked him with monitoring the “Orange Healthcare” division. Bruno Mettling began his career at the Budget Department of the Ministry of Finance. He then held a succession of financial posts at the Ministry of Labor, Social Affairs and Employment in 1988; Deputy Vice-President at the Ministry of Infrastructure, Housing, Transport and the Sea from 1988 to 1990; and Deputy Director of the office of the Minister of Urbanization from 1990 to 1991. After working at the Finance Inspectorate in 1991, he joined the Ministry of the Economy and Finance. Bruno Mettling was then appointed Financial Controller and Deputy Vice-President Finance for La Poste Group. In October 1999 he joined the Caisse Nationale des Caisses d’Épargne, where he reformed its Human Resources Department, before being given responsibility for sales development and then the Company’s strategic plan. He was then invited to join, in 2004, the Banque Populaire Group as Executive Vice-President, Banque Fédérale des Banques Populaires. In July 2006, he was promoted to CEO Delegate. Bruno Mettling is a graduate of the Institut d’études politiques and of the Aix-en-Provence law school. He is a Knight of the French Legion of Honor and an Officer of the French Order of Merit.

Marc Rennard, born in 1957, has been Deputy CEO in charge of Customer Experience and Mobile Banking since March 1, 2016. He joined the Orange group in 2003 as Chairman and Chief Executive Officer of one of its subsidiaries in Madrid (Spain). In 2004 he became Director of International Operations before being appointed International Executive Vice-President in charge of Africa, Middle East and Asia in 2006. He was head of a consulting company before spending several years as director of Société des Montagnes de l’Arc (Groupe Caisse des dépôts) and then joining TDF as Deputy Managing Director until 2003. Marc Rennard is a graduate of the École de management in Lyon. He is a Knight of the French Legion of Honor.

5.1.4    Information on Directors, Officers and senior management

5.1.4.1   Positions held by Directors and Officers

Stéphane Richard

Positions currently held

- Director, Chairman and Chief Executive Officer of Orange

- Director of the Opéra National de Paris

- Director of the Fondation du Collège de France

- Director of the Cercle de l’Industrie

- Manager of EURL Rieutord Capital

- Managing Partner of SCI du 18 rue Philippe-Hecht

- Manager of SCI Carré Gabriel

- Manager of SARL Carré Gabriel

- Manager of EURL Ginger

International

- Permanent representative of Atlas Countries Services in Médi Télécom (1)

Other positions and offices held over the past five years

- Manager of Rieutord LLC (until September 2016)

- Chairman and Chief Executive Officer of Orange France (1)

- Director of the Cinémathèque Française

(1) Company in which Orange holds an interest.

Ramon Fernandez

Positions currently held

- CEO Delegate of Orange

- Chairman of the Board of Directors and Director of Orange Bank (formerly Groupama Banque) (1) (since October 2016)

- Director of Compagnie Financière d’Orange Bank) (1) (since September 2016)

- Director of Orange Middle East and Africa (1)

- Member of the Supervisory Board of Iris Capital Management (1)

- Member of the Steering Committee of Institut Orange (1) (since June 2016)

- Director and Member of the Remunerations Committee of Euler Hermès (2) (since May 2016)

International

- Member of the Supervisory Board of Orange Polska (1) (2)

- Director of Médi Télécom (1)

- Member of the Supervisory Board of Euronext NV (2)

Other positions and offices held over the past five years

- Director of Orange Spain (1) (until September 2016)

- Representative of the Government on the Board of Directors of GDF Suez

- Representative of the Government on the Board of Directors of CNP Assurances

- Representative of the Government on the Supervisory Board of Caisse des dépôts

- Alternate Governor of the World Bank for France

- Governor of the African Development Bank

(1) Company in which Orange holds an interest.

(2) Corporate office for a listed company.

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Pierre Louette

Positions currently held

- CEO Delegate of Orange

- Chairman of Orange Digital Venture (1)

- Director of Orange Middle-East and Africa (1)

- Chairman of the Board of Directors of Orange Digital Investment (1) (since June 2016)

- Director of Dailymotion (1)

- Member of the Supervisory Board of Iris Capital Management (1)

- Permanent representative of Orange Participations on the Board of Directors of Deezer (1)

- Director of RMN Grand Palais

- Director of the Fédération Française des Télécoms

International

- Director of Buyin SA (1)

- Director of Orange Spain (1) (since March 2016)

- Director of Orange Silicon Valley (1)

- Member of the Supervisory Board of Rocket Internet (since June 2016)

Other positions and offices held over the past five years

- Director of Orange Spain Plc (until March 1, 2016) (1)

- Chairman of the Fédération Française des Télécoms

- Chairman of the MEDEF Digital Transformation Committee

- Member of the Supervisory Board of Orange Polska (1)

(1) Company in which Orange holds an interest.

Gervais Pellissier

Positions currently held

- CEO Delegate of Orange

- Director of Orange Horizons (1)

- Member of the Supervisory Board of Wendel (2)

- Founder and Director of the Fondation des Amis de Médecins du Monde

International

- Vice-Chairman of the Supervisory Board and Chairman of the Audit Committee of Orange Polska (1) (2)

- Chairman (since March 2016) and Director of Orange Spain (1)

- Director and Member of the Strategic Committee of Orange Belgium (1) (2)

- Chairman of Fundación Orange

Other positions and offices held over the past five years

- Chairman of the Board of Directors of Orange Spain Plc (until March 1, 2016)

- Director of EE (until January 2016)

- Director of Médi Télécom (1)

- Director of Dailymotion (1)

- Director of Sonaecom (2)

- Director of Orange Studio (1)

- Member of the Supervisory Board of Voyages FRAM

(1) Company in which Orange holds an interest.

(2) Corporate office for a listed company.

Daniel Bertho

Positions currently held

- Director of Orange, member of the Innovation and Technology Committee

Other positions and offices held over the past five years

- Member of the Supervisory Boards of the Evolutis and Dynamis Solidaire company savings plan mutual funds

Alexandre Bompard

Positions currently held

- Chairman and Chief Executive Officer of Fnac Darty (2)

- Director of Orange (since December 7, 2016), member of the Innovation and Technology Committee

- Member of the Supervisory Committee of Banijay Group (since April 7, 2016)

Other positions and offices held over the past five years

- Director of Les Éditions Indépendantes

(2) Corporate office for a listed company.

Ghislaine Coinaud

Positions currently held - Director of Orange, member of the Audit Committee Other positions and offices held over the past five years None

Nicolas Dufourcq

Positions currently held

- Director and Chief Executive Officer of Bpifrance S.A.

- Chairman and Chief Executive Officer of Bpifrance Financement

- Chairman and Chief Executive Officer of Bpifrance Participations

- President of Bpifrance Investissement

- President of Bpifrance Assurance Export

- Chairman and Chief Executive Officer of FT1CI

- Member of the Supervisory Board of Euler Hermes (2)

- Director of Digital New Deal

- Director of En temps Réel

International

- Member of the Supervisory Board of STMicroelectronics (2)

Other positions and offices held over the past five years

- President of Capgemini Reinsurance Co. (Lux.)

- Vice-President of Capgemini Reinsurance International (Lux.)

- Director of Prosodie

- Director of Iscool (2)

- Director of Capgemini Mexico, Capgemini Deutschland Holding GmbH, CGS Holdings Ltd, Capgemini UK Plc, Capgemini Asia Pacifie Pte. Ltd. et Taiwan Branch, Capgemini Hong Kong Ltd, Capgemini Australia Pty Ltd, Capgemini Holding lnc, Capgemini Singapore, Capgemini Energy GP LLC, Capgemini ltalia SpA

- Director of Capgemini Financial Services USA lnc, Capgemini Financial Services Europe lnc, Capgemini Financial Services (Japan) lnc, Capgemini Financial Services Australia Pty Ltd

- Director of Sogeti Nederland BV, Sogeti España, Sogeti Belgium, Sogeti Luxembourg, Sogeti Deutschland, Sogeti Sverige AB, Sogeti Sverige Mitt AB, Sogeti PSF (Luxembourg), Sogeti Denmark NS, Sogeti Norge AS, Sogeti Finland Oy

- Director of Kanbay Limited (Bermuda), Kanbay (Asia) Ltd (Mauritius)

- Alternate director of CPM Braxis

(2) Corporate office for a listed company.

José-Luis Durán

Positions currently held

- Director of Orange, member of the Audit Committee

- Director of Inditex (2)

- Chief Executive Officer of Value Retail Management (since November 2016)

Other positions and offices held over the past five years

- Director of Unibail-Rodamco (2) (until October 2016)

- Chairman of Lacoste Holding

- Chairman of Gant AB

- Chief Executive Officer of Devanlay

(2) Corporate office for a listed company.

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Charles-Henri Filippi

Positions currently held

- Chairman of Citigroup France (1)

- Director of Orange and member of GCSER Committee

- Director of L’Oréal (1), Chairman of the Human Resources and Remunerations Committee, and Member of the Audit Committee and the Nominations and Governance Committee

- Director of Nexity, Member of the Remunerations and Nominations Committee (since December 2016)

- Director of Piasa

- Member of the international advisory board of Abertis (1)

- Director of ADIE (Association pour le Droit à l’Initiative Économique)

- Director of the Association des Amis de l’Opéra Comique

Other positions and offices held over the past five years

- Member of the Supervisory Board of Femu Qui

- Partner at Weinberg Capital Partners

- Chairman of Octagones SAS

- Chairman of Alfina SAS

- Director of the Centre National d’Art et de Culture Georges Pompidou

- Member of the Supervisory Board of EURIS

- Member of the Supervisory Board of Viveris REIM

- Non-voting director of Nexity

- Chairman of the Association des Amis de l’Opéra Comique

(1) Corporate office for a listed company.

Daniel Guillot

Positions currently held

- Director of relationships with local authorities in the Ain department for Orange

- Director of Orange and member of GCSER Committee

Other positions and offices held over the past five years

None

Helle Kristoffersen

Positions currently held

- Director of Strategy & General Secretariat of the Gas, Renewables & Power Branch of the Total Group

- Director of Orange, Chair of the Innovation and Technology Committee

- Member of the Supervisory Board of Peugeot (1) (since April 2016)

- Member of the Board of Directors of Sunpower (1)

Other positions and offices held over the past five years

- Director of Strategy and Economic Intelligence at the Total Group (until September 2016)

- Senior Vice-President, Vertical Markets of the Alcatel-Lucent Group

- Director of Valeo (1)

(1) Corporate office for a listed company.

Anne Lange

Positions currently held

- CEO of Mentis

- Director of Orange, member of the GCSER Committee

- Director of Imprimerie Nationale

- Director of Pernod Ricard (1) (since July 2016)

- Director of Econocom (1) (since November 2016)

Other positions and offices held over the past five years

- Managing Director for innovation in the public sector for Business Solutions Group CISCO

- Director of Metabolic Explorer

(1) Corporate office for a listed company.

Hélène Marcy

Positions currently held - Director of Orange, member of the Innovation and Technology Committee Other positions and offices held over the past five years - None

Lucie Muniesa

Positions currently held

- Director of Orange, member of the Audit Committee (since February 2016)

- Director of Safran (1) (since February 2016)

- Director of ENGIE (1) (since February 2016)

- Director of La Française des jeux

- Director of Consortium de réalisation (since June 2016)

International

- Director of Dexia (1) (since May 2016)

Other positions and offices held over the past five years

- Director of Palais de Tokyo

- Director of l’Établissement public du parc et de la grande halle de la Villette

- Member of the Board of Directors of l’École nationale supérieure des beaux-arts

- Alternate member of the Board of Directors of the Centre national de la chanson, des variétés et du jazz

- Alternate member of the Board of Directors of Opéra de Paris (until February 2016)

- Alternate member of the Board of Directors of the Établissement public de la cité de la musique - Philharmonie de Paris (until 2016)

- Alternate member of the Board of Directors of the Établissement public la Monnaie de Paris

(1) Corporate office for a listed company.

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Bernard Ramanantsoa

Positions currently held

- Director of Orange, Chairman of the Audit Committee

- Member of the Supervisory Board of Oddo et Cie

- Director of the Château de Versailles (EPA)

- Director of the Institut Catholique de Paris

- Member of the Strategy Board of Groupe ESC Troyes

- Director of Teach for France

- Director of Aspen France

- Director of ANVIE

International

- Director of Banque Franco-Lao

- Director of Bred Bank Cambodia

- Member of the Advisory Board of ESADE (Barcelona)

- Member of the Advisory Board of Saint-Gall University (Switzerland)

- Member of the Advisory Board of the Getúlio Vargas Foundation (Brazil)

- Member of the Advisory Board of School of Management at Zhejiang University (China)

- Member of the Advisory Board of ISCAM (Madagascar)

- Member of the Awarding Body of EQUIS (European accreditation body)

Other positions and offices held over the past five years

- Managing Director of HEC

- Director of the Fondation HEC

- Chairman of the CEMS (Community of European Management Schools)

- Vice-Chairman of the EFMD (European Foundation for Management Development)

- Chairman of the Société Française de Management

- Member of the Conseil des Affaires Étrangères

- Member of the Bureau de la Conférence des grandes écoles

- Member of the Cercle de l’Entreprise

- Member of the Evaluation Committee of Management Programs and Degrees for the French Ministry of Education

Mouna Sepehri

Positions currently held

- Senior Vice President of the Renault Group, member of the Executive Committee

- Member of the Executive Board of the Renault-Nissan Alliance

- Director of Orange, Chair of the GCSER Committee

- Director of Danone (1)

- Member of the Supervisory Board of M6 Métropole Télévision (1)

- Director of Fondation Renault

Other positions and offices held over the past five years

- Director of Nexans (1) (until May 2015)

(1) Corporate office for a listed company.

Jean-Michel Severino

Positions currently held

- Manager at Investisseurs et Partenaires (I&P)

- Director of Orange, member of the Audit Committee

- Director and Chairman of the Audit Committee of Danone (1)

- Manager of Émergence Développement

- Chairman of the Board of Directors of EBI SA (Ecobank International)

- Director of Phitrust Impact Investors

- Director of Adenia Partners

- Director of I&P Développement

- Director of I&P Gestion

- Director of Convergences

- Director of the Fondation Grameen Crédit Agricole

- Director of the Fondation Alstom

- Director of the Fondation Carrefour

- Director of the Fondation avril

- Director of the Fondation Sanofi Espoir

- Director of the Fondation Tunisie Développement (since October 2016)

Other positions and offices held over the past five years

- Director of ACET Ghana

- Director of Africa Capacity Building Initiative

- Director of Conservation International

- Chairman of Critical Ecosystem Partnership Fund (CEPF)

(1) Corporate office for a listed company.

The business address of all Directors and Officers, in relation to their positions, is that of Orange SA’s registered office (see Section 7.3.4 Registered office, legal form and applicable law).

Positions and offices held in 2016 by directors whose terms of office have ended since January 1, 2016

Jean-Luc Burgain (director until July 25, 2016)

- Director of Orange, member of the Audit Committee

- Director of the Association of Employee Shareholders of the Orange group (AASGO)

- Chairman of the Supervisory Board of the Equilibris company savings plan mutual fund

- Member of the Supervisory Boards of the Orange Actions, Dynamis Solidaire (principal) and Evolutis (alternate) company savings plan mutual funds

- Member of the Supervisory Boards of the three company retirement plan mutual funds

- President of the humanitarian associations Solidarité Lorraine Afrique and Unass Solidarité

- National President of first aid associations

Bernard Dufau (director until December 7, 2016)

- Director of Orange, Chairman of the Audit Committee
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Jean-Yves Gilet (director until January 19, 2017)

- President of Gilet Trust Invest (since June 20, 2016)

- Permanent representative of Bpifrance Participations on the Board of Directors of Orange, member of the Innovation and Technology Committee

- Director of Eiffage (1)

- Director of Eramet (1)

- Executive Director of Bpifrance Investissements (until May 2016)

- Director of CGG (formerly CGG-Veritas) (1)

- Executive Vice-President of Stainless Steel Worldwide at ArcelorMittal

- Chief Executive Officer of Fonds stratégique d’investissement (FSI)

- Member of the Management Board of Caisse des dépôts Group

(1) Corporate office for a listed company.

Claudie Haigneré (director until June 7, 2016)

- Advisor to the Director General of ESA (European Space Agency)

- Director of Orange, member of the Innovation and Technology Committee

- Director of Sanofi-Aventis (1)

- Director of Fondation L’Oréal

- Director of Fondation Université de Lyon

(1) Corporate office for a listed company.

Antoine Saintoyant (director until February 4, 2016)

- Director of Orange, member of the Audit Committee - Director of La Poste - Director of the CNP - Director of Bpifrance Participations - Director of Bpifrance Investissement

5.1.4.2   Information on Company Shares Held by Directors and Officers

Number of Shares held by Directors and Officers

According to the terms of Article 13 of the Bylaws, each director appointed by the Shareholders’ Meeting must hold a minimum number of 1,000 shares of the Company, except the director representing employee shareholders and the directors representing the public sector, who are exempt in accordance with the law. Directors representing the French State and directors elected by employees are not concerned by this obligation.

In addition, the Board of Directors has decided that each of the Corporate Officers shall also hold at least 1,000 registered shares.

The following information is provided as of the date of this Registration Document and to the Company’s knowledge:

		Number of shares
Chairman and CEO	Stéphane Richard	31,282
Independent directors	Alexandre Bompard	1,000
	José-Luis Durán	1,000
	Charles-Henri Filippi	10,001
	Helle Kristoffersen	1,751
	Bernard Ramanantsoa	1,000
	Mouna Sepehri	1,000
	Jean-Michel Severino	1,000
Directors representing the public sector	Bpifrance Participations	254,219,602
	Anne Lange	0
	Lucie Muniesa	0
Directors elected by the employees	Ghislaine Coinaud	80
	Daniel Bertho	172
	Daniel Guillot	603
Director representing employee shareholders	Hélène Marcy	4,245
CEO Delegates	Ramon Fernandez	1,524
	Pierre Louette	3,467
	Gervais Pellissier	34,257
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Transactions by Directors and Officers on Company securities

The following table details the transactions (reported to the French Financial Markets Authority - AMF) performed on Orange securities during the 2016 fiscal year and between January 1st, 2017 and the date of this Registration Document by the persons referred to in Article L. 621-18-2 of the French Monetary and Financial Code.

Name of officer	Financial instrument	Type of transaction	Date of transaction	Number of securities	Average unit price	Amount of the transaction
Stéphane Richard	Shares	Sale	June 13, 2016	12,151	€14.621	€177,659.77
José-Luis Durán	Shares	Sale	March 17, 2017	1,000	€14.725	€14,725
José-Luis Durán	Shares	Acquisition	March 17, 2017	1,000	€14.725	€14,725

To the Company’s knowledge, no other transactions having to be reported to the AMF have taken place.

Restrictions regarding the disposal of shares by Directors and Officers

Directors and Officers holding shares under the Orange group’s savings plan through mutual funds that are invested in shares of the Company are subject to the lock-up rules applicable to investments in the savings plan under the provisions governing Company savings plans.

Moreover, Article 16 of the Board of Directors’ Internal Guidelines prevents members from engaging in any transactions relating to the securities of the listed companies of the Group in the periods preceding the publication of results, and more generally, if they have knowledge of privileged information, as well as from directly or indirectly engaging in short sales with respect to such securities.

To the Company’s knowledge, none of the Company’s Directors or Officers has agreed any other restriction to his or her freedom to dispose without delay of his or her holding in the Company.

5.1.4.3   Other information

Court rulings and bankruptcy

To the Company’s knowledge, in the past five years:

- no Director or Officer has been found guilty of fraud;

- no Director or Officer has been involved in bankruptcy, receivership or liquidation proceedings;

- on June 12, 2013, Stéphane Richard was charged in relation with the CDR-Tapie affair. No other charge or public sanction for an offense has been pronounced against a Director or Officer by a statutory or regulatory authority;

- no Director or Officer has been barred by a court from serving as a member of a management or supervisory body of a listed company or from being involved in the management or business operations of a listed company.

Family ties

To the Company’s knowledge, there are no family ties among Company Directors and Officers, or between the Directors and Officers and the Executive Committee members.

Conflicts of interest

Under Article 16 of the Internal Guidelines of the Board of Directors, which may be consulted on the Group’s website at www.orange.com, under the heading Group/Governance (see Section 5.2.2.4), directors must notify the Chairman of the Board and the Lead Director of any situation concerning them liable to give rise to a conflict of interest with a Group company.

In addition, Article 10 of the Internal Guidelines of the Board of Directors entrusts the Lead Director with a specific prevention role regarding conflicts of interest which could occur, primarily by carrying out awareness initiatives. He/she informs the Governance and Corporate Social and Environmental Responsibility Committee (GCSER), and the Board of Directors, should the GCSER Committee deem it appropriate, of any potential or actual conflicts of interest affecting Corporate Officers or other members of the Board of Directors. If necessary, the Lead Director may make recommendations to the GCSER Committee and the Board of Directors on how to manage potential conflicts of interest of which he/she becomes aware of or which are reported to him/her.

To the Company’s knowledge and as of the date of this Registration Document, there is no potential conflict of interest between the duties of Directors or Corporate Officers with regard to Orange and their private interests or other duties.

To the Company’s knowledge, there is no arrangement or agreement with a major shareholder, customer, supplier or any other third party under which any member of the Board of Directors or Corporate Officer was appointed to the Board of Directors or Company’s General Management (respectively).

5.1.4.4   Shares and stock options held by members of the Executive Committee

As of the date of this document, to the Company’s knowledge, the members of Orange’s Executive Committee, including Stéphane Richard, Ramon Fernandez, Pierre Louette, and Gervais Pellissier, owned a total of 123,555 Orange shares, representing 0.005% of the capital.

As of the date of this document, the members of the Executive Committee held a total of 143,600 stock options (representing 0.01% of the capital), granted to them by the Board of Directors in May 2007. The stock option plans granted in March 2006 expired in March 2016 (see Section 5.3.1 - History of stock-option grants).

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5.2  Corporate Governance

5.2.1    Reference to a Code of Corporate Governance

Orange refers to the Afep-Medef Corporate Governance Code for listed companies revised in November 2016, which may be consulted on the Orange, Afep and Medef websites.

Under the Comply or Explain rule provided for in Article L. 225-37 of the French Commercial Code, the Company states its compliance with the recommendations of the Afep-Medef Code as of the date of this document.

Main differences with the rules of the New York Stock Exchange

Orange has endeavored to take the New York Stock Exchange (NYSE) Corporate Governance standards into account. However, since the Company is not a US company, most of these rules do not apply to it, and the Company is allowed to follow the rules applicable in France instead. Accordingly, Orange has elected to refer to the Afep-Medef Code, where the recommendations differ in some respects from the NYSE governance rules applicable to US companies listed on the NYSE.

The main differences between Orange’s practices and the rules applicable to US companies are described in Orange’s annual report (Form 20-F) filed with the Securities and Exchange Commission of the United States.

5.2.2    Operation of the Board of Directors

The Board of Directors presides over all decisions relating to the Group’s major strategic, economic, employment, financial or technological policies and monitors the implementation of these policies by the General Management.

5.2.2.1   Legal and statutory rules relating to the composition of the Board of Directors

In accordance with Article 13 of the Bylaws, the Board of Directors consists of 12 members minimum and 22 members maximum, including three directors representing the employees, and one director elected by the Shareholders’ Meeting on proposal of the employee shareholders. The term of office for directors is four years.

Since the Board of Directors implemented the provisions of Government Order No. 2014-948 of August 20, 2014 in relation to the governance and transactions in the capital of companies with public shareholding, the public sector has three representatives on the Board of Directors including one representative appointed by Ministerial Decree and two directors appointed by the Shareholders’ Meeting on the proposal of the French State.

5.2.2.2   Independent directors

The annual assessment of directors’ independence was carried out by the Board of Directors on February 22, 2017, on the basis of a proposal by the GCSER Committee. In assessing directors’ independence, the Board took into account all of the Afep-Medef Code criteria. These criteria state that a director, to be considered independent, must not:

- be nor have been within the last five years:

- an employee or executive Corporate Officer of the Company,

- an employee, executive Corporate Officer or director of a consolidated subsidiary of the Company,

- an employee, executive Corporate Officer or director of the parent company or a consolidated subsidiary of the Company;

- be an executive Corporate Officer of a company in which Orange, directly or indirectly, holds a position on the Board of Directors or in which an employee appointed as such, or a person who is currently or was at any time in the previous five years an executive Corporate Officer of Orange, is a director;

- be a customer, supplier, commercial banker, investment banker:

- that is material to the Company or its Group,

- nor for which the Company or its Group represents a significant share of business.

The assessment of the potential significance of the relationship with the Company or its Group must be debated by the Board, and the qualitative and/or quantitative criteria used in this assessment (continuity, economic dependence, exclusivity, etc.) must be explicitly stated in the Annual Report;

- have close family ties with a director or officer;

- have been a Statutory Auditor of the Company within the last five years;

- have been a director of the Company for more than twelve years. Under this criterion, loss of the status of independent director status occurs on the date at which this period of twelve years is reached.

The Board of Directors, like every year, discussed the assessment of the potential significance of the ties between directors and the Company or Group. In this respect, it again specifically examined the position of Charles-Henri Filippi due to the business relationship between the Orange group and Citibank. It nevertheless found that, in light of the nature and extent of this relationship (whose updated details were established) and the declaration of independence by Charles-Henri Filippi, this relationship (not significant neither for the Orange group nor for Citibank group) was not likely to call into question the independence of Charles-Henri Filippi as Company director.

Following these discussions, Helle Kristoffersen, Mouna Sepehri, Alexandre Bompard, Bernard Ramanantsoa, José-Luis Durán, Charles-Henri Filippi and Jean-Michel Severino were deemed to be independent according to the criteria of the Afep-Medef Code, representing seven of the Board’s fifteen members.

The three directors representing the public sector and the four directors representing employees and employee shareholders cannot, by definition, be deemed independent under the Afep-Medef Code. Stéphane Richard, the Chairman and CEO, is not considered an independent director because of the executive functions he holds within the Group.

Excluding the directors representing employees and employee shareholders who are not taken into account under the Afep-Medef Code for the purposes of calculating the proportion of independent directors, the Board thus has seven independent directors out of eleven, i.e. close to two-thirds of the Board, a proportion which is well within the recommendations of the Afep-Medef Code.

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5.2.2.3   Applying the principle of balanced representation between women and men

As of the date of this document, the Board of Directors has a total of six women among its fifteen members. Excluding the directors elected by the employees, who are not taken into account by the French law of January 27, 2011 on the balanced representation of women and men on Boards of Directors and Supervisory Boards and gender equality at work, the Company’s Board has five women out of twelve members, a proportion of 41.7% of women.

Furthermore, two in three Board Committees (GCSER and Innovation and Technology Committees) are chaired by an independent female director.

5.2.2.4   Internal Guidelines

In 2003, the Board of Directors adopted Internal Guidelines which define the guiding principles and procedures for its operations and those of its committees. They are available on the website www.orange.com, under the heading Group/Governance.

The Internal Guidelines have been updated on a number of occasions by the Board of Directors to reflect changes in the Company’s governance. The most recent update was performed on December 7, 2016, notably in response to the new provisions related to the legal audit reform concerning the duties of the Audit Committee.

The Internal Guidelines specify, among other details, the respective responsibilities of the Board of Directors, the Chairman and the Chief Executive Officer, stipulating limits to the latter’s powers; they also define the rules governing the composition, powers and operating procedures of each Board committee.

The Internal Guidelines also specify the rules governing the information provided to directors and the meetings of the Board.

5.2.2.5   Chairman of the Board of Directors

Article 1 of the Internal Guidelines of the Board of Directors specifies the role and duties of the Chairman.

The Chairman represents the Board of Directors and, except in unusual circumstances, is the only person authorized to act and speak in the Board’s name. He organizes and steers the work of the Board of Directors and ensures the efficient running of corporate bodies in line with the principles of good governance. He serves as a liaison between the Board of Directors and the Company’s shareholders, in coordination with the General Management; he monitors the quality of the Company’s financial information. When the roles of Chairman of the Board of Directors and Chief Executive Officer are split, he may, in close coordination with the General Management, represent the Company in its upper-level relations with the public authorities, the Group’s major partners and its major customers, both within France and internationally. In this case, he is briefed regularly by the Chief Executive Officer on the significant events and situations relating to Group operations, and he may seek any information from the CEO needed to inform the Board of Directors and its committees. The Chairman may meet with the Statutory Auditors in order to prepare the work of the Board of Directors and the Audit Committee. He may attend meetings of Board Committees under the conditions provided for in the Internal Guidelines.

In accordance with Articles 29-1 and 29-2 of French Law No. 90-568 of July 2, 1990 (as amended), the Chairman of the Board of Directors also has the power to appoint and manage the civil servants employed by the Company.

Pursuant to the Company’s Bylaws, the Chairman of the Board of Directors can hold his position until the age of 70.

5.2.2.6   Committees of the Board of Directors

The Board of Directors is supported by expertise from three specialized committees. Their role is to provide informed input for the Board’s discussions and assist in preparing its decisions. These committees meet as often as is necessary. Their powers and operating procedures are set out in the Internal Guidelines of the Board of Directors. In line with the Afep-Medef Corporate Governance Code for listed companies, significant responsibilities are given to independent directors. Orange also believes that it is useful that each committee benefits from the presence of at least one member who represents the public sector and at least one member representing employees or employee shareholders.

Composition of the Board Committees as of the date of this document

	Year Created	Chairman	Members
Audit Committee	1997	Bernard Ramanantsoa (1)	Ghislaine Coinaud
			José-Luis Durán (1) (2)
			Lucie Muniesa
			Jean-Michel Severino (1)
Governance and Corporate Social and Environmental Responsibility Committee (GCSER Committee)	2003	Mouna Sepehri (1)	Charles-Henri Filippi (1)
			Daniel Guillot
			Anne Lange
Innovation and Technology Committee	2014	Helle Kristoffersen (1)	Daniel Bertho
			Alexandre Bompard (1)
			Hélène Marcy
			Bpifrance Participations (Nicolas Dufourcq)

(1) Independent director.

(2) Committee’s financial expert.

Audit Committee

In accordance with the Internal Guidelines of the Board of Directors, the Audit Committee has at least three members appointed by the Board. At least two-thirds of members must be independent (excluding directors representing employees or employee shareholders, who are not taken into account). The Chairman of the Audit Committee is chosen from among the independent directors.

The composition of the Audit Committee complies with the recommendations of the Afep-Medef Code, with three-quarters of its directors, excluding directors representing employees or employee shareholders, being independent, and with no Corporate Officer on the Committee. The composition of the Audit Committee also complies with the provisions of Article 14 of the Government Order No. 2008-1278 of December 8, 2008 relating to setting up a specialized committee to follow-up questions relating to the preparation and control of accounting and financial information.

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The characteristics and responsibilities of the Committee also comply with the recommendations of the working group set up by the AMF, as detailed in its final report on audit committees published in July 2010. In this context, the Committee ensures that the internal control and risk management systems exist and that their effectiveness is monitored. It also examines the financial statements and management reports and ensures that the information delivered to shareholders is both reliable and clear.

The responsibilities of the Audit Committee are detailed in Article 7 of the Internal Guidelines of the Board of Directors.

Financial Expertise within the Audit Committee

Members of the Audit Committee are required to have or to gain financial or accounting expertise. The Audit Committee must also have at least one member who is considered a financial expert.

On December 10, 2013, the Board of Directors chose José-Luis Durán as the Audit Committee’s financial expert, in light of his past experience as Controller and CFO of a number of companies and as General Manager for Finance, Management, Organization and Systems at Carrefour.

Governance and Corporate Social and Environmental Responsibility Committee

In accordance with the Internal Guidelines of the Board of Directors, the Governance and Corporate Social and Environmental Responsibility (GCSER) Committee has at least three members appointed by the Board.

Its composition complies with the Afep-Medef Code recommendations, with two-thirds of its members, excluding directors representing employees or employee shareholders, being independent.

The Committee has three major areas of responsibility, namely appointments and compensation, corporate social and environmental responsibility, and governance. It notably exercises the powers of the specialized committees responsible for the appointment and compensation of directors and officers, the establishment of which is recommended in the Afep-Medef Code. In these areas, it is tasked in particular with making proposals to the Board of Directors, as well as to the Chairman and, as necessary, the CEO. Moreover, it is kept informed by the CEO of appointments to the Group’s Executive Committee and may, at the CEO’s request, issue an opinion on the methods used to determine their compensation. The Committee also ensures that a replacement plan for Corporate Officers is established.

The Committee also examines, in line with the Group’s strategy, the main thrust of the human resources and corporate social and environmental responsibility policies drawn up, based on discussions with the Group’s stakeholders. Once a year, it reviews the Ethics Committee’s report on the Group-wide actions to implement the ethical practices program and is informed about the roll-out of the Group’s compliance programs.

Article 8 of the Internal Guidelines of the Board of Directors details the responsibilities of the Committee.

Innovation and Technology Committee

In accordance with the Internal Guidelines of the Board of Directors, the Innovation and Technology Committee has at least three members appointed by the Board.

The Committee notably reviews the major technology partnerships entered into by the Group, the latter’s strategic policies in terms of innovation and technology and its performance in this respect.

Article 9 of the Internal Guidelines of the Board of Directors details the responsibilities of the Committee.

Ad hoc committees

Article 5 of the Internal Guidelines of the Board of Directors provides that the Board may decide, for certain technical issues relating to the Company’s operations and/or issues that may involve conflicts of interest and on which the Board of Directors is expected to give its view or make a decision, to establish an ad hoc committee consisting of independent directors to review these matters in consultation with the General Management.

5.2.2.7   Lead Director

The Internal Guidelines of the Board of Directors allow the Board to appoint a Lead Director from among the independent directors at the proposal of the GCSER Committee. A Lead Director must be appointed if the same person is both Chairman of the Board of Directors and Chief Executive Officer.

Following the resignation of Bernard Dufau, the Board of Directors chose to appoint Charles-Henri Filippi to replace him as Lead Director at its meeting on December 7, 2016. Charles-Henri Filippi remains a member of the GCSER. His duties and powers are the same as those of Bernard Dufau, and were defined by the Board of Directors in accordance with the provisions of the Internal Guidelines, based on the following:

- Duties of the Lead Director:

The main mission of the Lead Director is to ensure smooth relations between the Board of Directors and the Company’s General Management. To this end, he/she is responsible for:

- Management of conflicts of interest: the Lead Director informs the GCSER Committee and, where appropriate, the Board of Directors, of any potential or actual conflicts of interest affecting the directors and officers of which he/she becomes aware or which are reported to him/her. Where necessary, he/she makes recommendations on how to manage such conflicts,

- Crisis Situations: at the request of the Board of Directors, the Lead Director ensures that Corporate Governance enables the Company to cope with any exceptional crisis situations which it might confront,

- Assessment of the Board of Directors: the Lead Director may be called on to comment during the GCSER Committee’s assessment of the work of the Board of Directors and its committees,

- Report on activity: the Lead Director reports on the performance of his/her duties annually to the Board of Directors. At Shareholders’ Meetings, the Chairman of the Board of Directors may invite him/her to report on his/her work;

- Powers of the Lead Director:

The powers of the Lead Director are subject to the limits on those of the Board of Directors and its committees:

- Convening the Board of Directors/Agenda: the Lead Director may ask the Chairman of the Board of Directors to call a Board meeting on a given agenda or propose additional agenda items to the Chairman of the Board of Directors. The Lead Director may convene the Board of Directors if the Chairman is unable to do so and may chair Board meetings when the Chairman is absent,

- Information for directors: the Lead Director ensures that the directors are able to carry out their duties in the best possible conditions, and in particular that they have all necessary information ahead of Board meetings,

- Committees of the Board of Directors: the Lead Director is not barred from serving as Chairman of any Board committee. He/she may, on proposal of the committee’s Chairman, contribute to the work of the committees related to his/her duties,

- Resources: the Lead Director has access through Orange’s Management to all documents and information required to carry out his/her duties,

- Compensation: the Board of Directors determines, when the Lead Director is appointed, the amount of compensation he/she receives for this role. In addition, the Lead Director can be reimbursed, against receipts, for any expenses incurred in the execution of his/her duties, notably travel costs.

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5.2.2.8   Board and committee activities during the fiscal year

Board activities

The Board of Directors met eleven times in 2016. These meetings had an attendance rate of 91.7%. Additional information on the method for allocating and the payment of attendance fees is available in Section 5.3.2.1, which breaks down this information individually. The average Board meeting lasts more than three hours.

Each meeting is generally preceded by a meeting of one or more of the Board’s committees with a view to preparing its deliberations. The issues discussed by the committees are reported on to the Board of Directors.

In addition to the regular events in the course of the Company’s operations (review of operational performance, quarterly results, half-year and annual financial statements, review of budget, of risk factors, approval of Corporate Officers’ compensation, etc.), the Board studied strategic transaction opportunities, in particular the proposed merger with the Bouygues Group and the acquisition of two subsidiaries of the Bharti Airtel Group in Burkina Faso and Sierra Leone. The Board also reviewed the takeover of Groupama Banque and approved the launch of the Orange Bank activities in 2017 as well as the acquisition of content (rights to broadcast soccer matches) in Spain.

The Board of Directors monitored the implementation of the Essentials2020 strategic plan and consulted in the first half of 2016 with the CCUES (Central Committee of the Orange Works Council) on the strategic orientations. This annual consultation with CCUES was renewed in the first quarter of 2017.

The Board renewed the long-term incentive plan (LTIP) for Corporate Officers for the 2016-2018 period, while adjusting it after noting inconsistencies in the way in which the market share criterion in the previous plan was calculated. The Board of Director’s review of points related to the appointment, compensation and evaluation of Corporate Officers is done in the absence of the interested parties.

In accordance with the provisions of the Internal Guidelines, a meeting of the Board of Directors was dedicated to examining the existence and monitoring the effectiveness of internal control and financial and non-financial risk management systems. This meeting was prepared by a joint meeting of the three committees of the Board of Directors.

The Board of Directors was presented with the Group’s 2015 CSR Assessment, together with the comprehensive CSR Report. It also approved the information on the corporate social and environmental issues of the Group included in the Report of the Board of Directors to the Shareholders’ Meeting.

As part of the annual review of the work of the Board and its committees, the Board took knowledge of the formal assessment led by the GCSER in 2016 and formulated several recommendations (see Section 5.2.2.9 Periodic review of the work of the Board of Directors and its committees).

At the Board meeting on March 23, 2016, Bernard Dufau reported on the performance of his duties as Lead Director in 2015. The main topics covered in this report were taken up in the 2015 Registration Document.

For 2016, the Lead Director’s report was presented to the Board of Directors on March 22, 2017 after being reviewed by the GCSER Committee at its meeting on March 16, 2017. The main topics covered in this report are:

- his special mission regarding the Chairman of the Board, which has not revealed any significant events likely to alter the confidence in him already expressed and renewed by the Board;

- monitoring, in cooperation with the GCSER Committee, the regular review of independence and any potential cases of conflicts of interest;

- confirmation that there are no exceptional situations that might threaten the Company’s Corporate Governance;

- the will to continue to promote a good dialogue, in particular among directors.

The Lead Director also regularly reported on subjects relating to his mission at the Board meetings.

At its meeting on December 7, 2016, the Board of Directors decided to co-opt Alexandre Bompard to replace Bernard Dufau (see Section 6.4 Report of the Board of Directors on the resolutions submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of June 1, 2017).

Committee activities

Audit Committee

The Audit Committee met eight times in 2016. These meetings had an attendance rate of 87.7%.

It met regularly with Orange’s senior management and the main managers of the Group’s Finance Department, as well as with the Head of the Group Audit, Control and Risk Management Department and the Statutory Auditors in order to review with them their respective action plans and a follow-up on these plans.

Financial Reporting

The Committee analyzed the statutory and consolidated financial statements for the 2015 fiscal year and the first half of 2016, together with the first and third quarter results for 2016, and verified that the processes for producing accounting and financial information complied with regulatory and legal requirements, especially in terms of internal control. In this respect, the Committee reviewed the draft Management Reports and heard the Statutory Auditors’ Reports. It also examined the budget for the fiscal year and its update, significant risks and off-balance sheet commitments and their accounting impact, as well as the results of the asset impairment tests.

In addition, the Committee reviewed all financial communications before their publication.

Internal Control and Risk Management, Ethics

Before approving each set of financial statements, the Committee undertook a review of the significant litigation in which the Group is involved.

Moreover, the Committee examined in a joint meeting with the GCSER Committee and the Innovation and Technology Committee the results of the annual evaluation of the internal financial control system, which were presented to it by the Group Internal Control Department, and concluded that the system was effective (see Section 5.4.3 Summary of the work on internal control implemented under Section 404 of the Sarbanes-Oxley Act).

The Committee also examined the major risks with which the Group could be faced. It also ensured that the recommendations formulated by the Audit, Control and Risk Management Department after the internal audit assignments were correctly implemented. The findings of the audit assignments completed in 2016 as well as the agenda of the audit assignments to be undertaken during 2017 were also presented. A description of the main risks is given in Section 2.4 Risk factors, which is an integral part of the Management Report of the Board of Directors.

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Lastly, following the entry into force of the European regulation on market abuses, the Committee reviewed the draft Internal Guidelines of the Board of Directors on legal audit and approved the new Code of Market Ethics endorsed by the Group’s Ethics Committee.

Management of Debt and Cash

The Committee regularly examined the Group’s policy on debt refinancing and cash management.

Expansion Plans and Strategic Plan

The Committee reviewed several strategic operation cases in various regions, in particular the proposed merger with the Bouygues Group, the takeover of Groupama Banque and the launch of the Orange Bank activities in 2017, and the acquisition of two subsidiaries in Burkina Faso and Sierra Leone

Furthermore, the Committee reviewed the follow-up of the Essentials2020 strategic plan.

Statutory Auditors

The Committee reviewed the fees for the Statutory Auditors for 2016 and the financial terms of their work during the year.

Governance and Corporate Social and Environmental Responsibility Committee (GCSER Committee)

The GCSER Committee met seven times in 2016. These meetings had an attendance rate of 92.8%.

Compensation of Directors and Officers

In the beginning of 2016, the Committee determined the target proposals and calculation methods for the variable portion of the compensation of the Chairman and CEO and the CEO Delegates for 2016. The calculation of the variable portion of Corporate Officer compensation is based on a weighted average of four indicators that focus on the Group’s growth, profitability, quality of service, and CSR performance. The indicators and their relative weighting are described in Section 5.3.1 Compensation of Directors and Officers.

In February 2017, the Committee also determined the target proposals for Corporate Officers in 2017.

In addition, the Committee monitored the implementation of the long-term incentive plan (LTIP) for Corporate Officers and members of the Executive Committee for the 2015-2017 period, after noting some inconsistencies in the way in which the market share criterion in this plan was calculated, proposed some adjustments to the Board of Directors for the following plan (2016-2018). In February 2017, on the Committee’s proposal, the LTIP mechanism changed for the 2017-2019 period to encourage Corporate Officers’ loyalty and to better align their interests with those of the Company and the shareholders. It is detailed in Section 5.3.1. Lastly, the Committee prepared the breakdown of attendance fees for directors in respect of 2016 and defined the allocation mechanism for 2017 which is described in Section 5.3.1.

Governance and operation of the Board

The Committee considered the Chairman’s Report on Corporate Governance and Internal Control.

It also reviewed, like every year, each of the independent directors’ positions in terms of the independence criteria set out in the Afep-Medef Code. This review allowed it to propose to the Board that it qualify seven directors as independent according to the Afep-Medef Code.

The Committee also considered the annual activity report of the Lead Director.

Finally, the Committee advanced the assessment of the operating procedures of the Board and its Committees, including the measurement of the effective contribution of the directors and prepared and submitted its recommendations to the Board (see Section 5.2.2.9 Periodic review of the work of the Board of Directors and its committees).

Nomination

In March 2016, the Committee discussed the composition of the Board of Directors and proposed to the Board to submit the renewal of the terms of office of Charles-Henri Filippi and José-Luis Durán as well as the appointment of Bernard Ramanantsoa as a director to replace Claudie Haigneré to the Shareholders’ Meeting.

In December 2016, following the resignation of Bernard Dufau, it proposed the co-option of Alexandre Bompard as a director, the appointment of Charles-Henri Filippi as Lead Director, the appointment of Bernard Ramanantsoa as Chairman of the Audit Committee and the appointment of Hélène Marcy as a member of the Innovation and Technology Committee.

In February 2017, it reviewed the renewal conditions of the term of office of Bpifrance Participations (as legal entity director) which was due to expire (see Section 6.4 Report of the Board of Directors on the resolutions submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of June 1, 2017). It furthermore proposed the appointment of Alexandre Bompard as a member of the Innovation and Technology Committee and was informed of the appointment of Nicolas Dufourcq as new permanent representative of Bpifrance Participations (as legal entity director). Nicolas Dufourcq, who has extensive expertise in the telecom industry and innovation, will sit on the Innovation and Technology Committee in replacement of Jean-Yves Gilet.

CSER, ethics, compliance

The Committee reviewed the strategy and important issues related to the Group’s corporate social and environmental responsibility policies. It examined the major achievements and the 2015 summary of this work. The Committee reported to the Board of Directors on its work on this subject.

An update on the roll-out within the Group of the program to prevent corruption was presented to the Committee and a statement made to the Board of Directors.

The Committee also examined the Ethics Committee’s Annual Report on the Group-wide actions to implement the ethical practices program (see Section 5.6 Corporate social and environmental responsibility - Ethics Committee).

Following the review of the replacement plans in December 2015, the Board of Directors formulated recommendations at its meeting on July 25, 2016 as part of the periodic review of its work, among which featured the development and monitoring of replacement plans for the Corporate Officers. These replacement plans were not reviewed by the Board of Directors in 2016.

Labor

The Committee reviewed the implementation of the employee shareholding plan, Orange Ambition 2016 (see Section 5.6.1.2 Compensation).

The Committee monitored changes in the half-year indicators of the employee satisfaction survey. The Annual Report on equal pay and gender equality in the workplace was presented in detail and the Committee prepared the corresponding Board’s resolution.

Innovation and Technology Committee (ITC)

The ITC met four times in 2016. These meetings had an attendance rate of 100%.

As part of its work, the Committee was presented with the Enterprise Innovation and Content strategies as well as the technological, innovation and strategic issues around the dematerialized SIM (eSIM). Work was also done on relationships with start-ups.

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Strategic Seminar

Pursuant to its Internal Guidelines, the Board of Directors met with all its members for two strategic seminars in July 2016, then with the members of the Executive Committee in November 2016. These meetings allowed members to view presentations on and discuss the Group’s financial, strategic, social and regulatory positions, as well as the results of actions undertaken in France and around the world. A progress report on the Essentials2020 plan and a benchmark of the major business indicators for telecom operators were presented. In addition, the arrival of 5G and the usage disruptions and new economic models were discussed in depth.

5.2.2.9   Periodic review of the work of the Board of Directors and its committees

Following the assessment report presented to the Board by the GCSER in October 2014, the Board had adopted recommendations and retained areas of improvement for the 2015-2016 period; in December 2015, it had also selected an experienced consultant with in-depth knowledge on the governance of CAC40 companies.

The GCSER examined and discussed this consultant’s work at its meetings in June and July 2016.

Feedback from this work was then discussed by the Board of Directors at its meeting on July 25, 2016. It resulted in the following items:

- concerning the recommendations for 2015-2016, the directors were very positive overall in their general assessment of the quality of governance. The Board was unanimously recognized as efficient and compliant with the rules and best practices recommended by the Afep-Medef Code.

The Board found that a large part of the recommendations from the last assessment in 2014 had been implemented. It noted in particular the improvements concerning the higher level of involvement of the Board in the Group’s strategy, diversity in the Board’s composition (with a strengthening of women and new academic and digital expertise) and the quality of information and dialogue.

- concerning the 2016-2017 period, the Board of Directors formulated the following recommendations:

- reinforce an environment conducive to group brainstorming, in particular:

- by developing dialogue outside of Board meetings and by dedicating more time to long-term issues related to the Group’s competitive environment,

- by strengthening Board’s involvement in the development and monitoring of the strategic plan,

- by formalizing an induction program for new directors based on their profiles and the needs they express,

- examine the development and monitoring of replacement plans with the GCSER, in particular:

- by formalizing an appointment process for a transition manager in the event of an unforeseen vacancy of the Chairman and Chief Executive Officer,

- by continuing dialogue between the GCSER and the Group Human Resources Department on the implementation and monitoring of replacement plans for Corporate Officers and senior executives of the Company, as well as on the individual and collective development programs for high potential managers,

- continue the internationalization and the development of sectoral and, in particular, digital expertise and diversity within the Board of Directors,

- examine the various measures aimed at improving how the Board of Directors and its Committees operate, in particular measures enabling them to have more visibility or measures for the prioritization of risks and ensure a post-mortem monitoring of certain acquisitions.

5.2.3    Operation of the General Management

5.2.3.1   Form of exercise of General Management

On February 23, 2011, the Board of Directors decided to combine the roles of Chairman and Chief Executive Officer and to appoint Stéphane Richard as Chairman of the Board of Directors with responsibility for the General Management of the Company. It considered this management structure to be the most appropriate for the Company’s organization and operation, because it allows the Company to benefit from the business knowledge and experience of the Chief Executive Officer, while optimizing coordination of operations within the Group and facilitating agile decision-making.

Against this background, the presence of a CEO Delegate since November 2011 and two other CEO Delegates starting on January 1, 2016, as well as a Lead Director with significant duties and powers (referred to in the Bylaws) since May 2014, and frequent meetings of the Board of Directors (11 meetings in 2016) and its committees help ensure a balance of power. In addition, each of the three committees of the Board of Directors (Audit Committee, GCSER Committee and Innovation and Technology Committee) is chaired by an independent director. As in previous assessments, all directors were consulted during the assessment process in the first half of 2016, and combining the roles of Chairman and Chief Executive Officer was considered to be appropriate given the Company’s situation. The same outcome was noted in 2012 and 2014.

5.2.3.2   Limits set on the Chairman and Chief Executive Officer’s authority

The Chairman and Chief Executive Officer is invested with extensive powers to act in the Company’s name. He exercises his powers within the limits of the Company purpose and subject to those limits that the law and Internal Guidelines of the Board of Directors expressly reserve for the latter. He is supported in this task by the Chief Executive Officer Delegates and the Executive Committee.

Article 2 of the Internal Guidelines of the Board of Directors provides that the Chairman and CEO must obtain the Board’s prior authorization before committing the Company to:

- investments or divestments exceeding 200 million euros per transaction falling within the consolidation scope, and when the total consolidated exposure exceeds the Board’s prior authorization for such an investment; or

- any new investment (excluding acquisitions of telecom spectrum) under the Group’s major multi-annual technology programs in its main territories (such as FTTH, 4G, etc.) in an average amount per annum exceeding 2.5% of the Group’s investments budgeted during the year in question.

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In addition, acquisitions of telecom spectrum by the Group in the territories representing at least 10% of the consolidated revenues must be subject to prior presentation to the Board of Directors, with the latter setting a maximum auction price.

Investments or divestments remain, as the case may be, subject to independent review by the governing bodies of the subsidiaries in question.

Furthermore, any investment or divestment that falls outside the scope of the Company’s strategy and involves a transaction in excess of 20 million euros must first be approved by the Board of Directors. Where relevant, the Board of Directors must be kept informed of any significant new developments regarding such transactions.

The Chief Executive Officer must also obtain annual authorization from the Board of Directors, within ceilings determined by it, to allow the Company to issue bonds or equivalent securities or arrange syndicated bank facilities.

5.2.3.3   Executive Committee and Group governance committees

The Executive Committee, under the authority of the Chairman and CEO, is responsible for managing the Group and coordinating the implementation of its strategy. It oversees the achievement of operational, labor relations and technical objectives, as well as of those relating to the allocation of financial resources. Its meetings are held weekly. Its composition is specified in Section 5.1.3.

Stéphane Richard has delegated a series of powers and signing authority to each member of the Executive Committee, each of whom has applied them in their respective area of expertise.

Several specialized committees reporting to the Executive Committee were created to apply or oversee the implementation of its directives throughout the Group. The main committees that support Group governance are the Group Investment Committee, the Treasury and Financing Committee, the Tax Committee, the Claims and Commitments Committee, the Risks Committee, the Employment and Skills Committee and the Disclosure Committee. Each committee has adopted Internal Guidelines or a charter defining their operating and deliberation procedures. These committees are also responsible for monitoring risk management with regard to financial liabilities, thereby helping to limit the Group’s overall exposure.

The Group Investment Committee, which operates under the authority of the Chairman and CEO, is chaired by the CEO Delegate in charge of Finance and Strategy and includes four other permanent members: the CEO Delegate in charge of Europe, the CEO Delegate in charge of the General Secretariat, the Senior Executive Vice-President in charge of Innovation, Marketing and Technology and the Deputy CEO in charge of Customer Experience and Mobile Financial Services. Its role is to review projects implying financial commitments, off-balance sheet commitments and extra-financial implications for the Group. The Committee has decision-making authority on investment projects in IT and service platforms as well as bids in response to tender offers on the Enterprise market exceeding 10 million euros, and on other investment projects exceeding 30 million euros (including in both cases implied operational expenses). It also has a recommendation-making power on mergers and acquisitions and on agreements with MVNOs or public-to-private service concessions (the final decision being made by the Executive Committee). This Committee meets as often as it deems necessary and in general once a week, as requested by one of the members of the Executive Committee.

The Treasury and Financing Committee, chaired by the CEO Delegate in charge of Finance and Strategy, sets the guidelines for managing the Group’s debt quarterly, especially in respect of its liquidity, interest rate, exchange rate and counterparty risks. The financial monitoring of the subsidiaries is also presented to the Committee. The Committee also reviews past management (key debt figures, completed transactions, financial results, etc.).

The Tax Committee is chaired by the CEO Delegate in charge of Finance and Strategy. Its role is to review the major tax issues in order to determine their accounting consequences, if any. The materiality threshold for tax matters that must be submitted to the Tax Committee is 10 million euros. This Committee meets twice a year. However, the Committee may convene special meetings to assess and approve the tax options to be taken on issues that are particularly important for the Group. The Tax Committee met four times in respect of 2016.

The Claims and Commitments Committee, which is chaired by the CEO Delegate in charge of the General Secretariat, examines the Group’s significant litigation and contractual commitments, in order to ensure, in particular, that the related risks are as necessary taken into consideration as accounting provisions. The Committee’s mandate also includes approving the information in the notes to the financial statements on significant litigation. The Committee met seven times in 2016.

The Risks Committee, which operates under the authority of the Chairman and CEO, is chaired by the CEO Delegate in charge of Finance and Strategy. It is made up of members of the Executive Committee, nine of whom are permanent members. The Committee’s role is to review the Group’s principal risks and to propose to the Executive Committee all decisions regarding risk management and the quality of internal control, as well as to assist General Management in its risk management reporting to the Audit Committee and Board of Directors. The Committee also ensures that Internal Control and Internal Audit plans are in line with these objectives. In this respect, it validates and monitors the execution of the annual internal audit program and ensures the monitoring of the implementation of audit recommendations and corrective action plans. It is also kept informed of the main internal control work. In 2016, the Committee met four times.

The Employment and Skills Committee, which operates under the authority of the Chairman and CEO, is chaired, by delegation, by the Senior Executive Vice-President in charge of Human Resources. It is made up of members of the Executive Committee or, by delegation, of their representatives. The Committee plays a key role in implementing the Group’s employment policy. The Employment and Skills Committee examines restructuring projects that may have a significant impact on jobs and the job outlook in the Group’s business lines, divisions and countries. It also looks at all plans for external hires in France. In this context, it prepares recommendations to be submitted for the approval of the Executive Committee, and, if necessary, to the employee representation bodies. The Committee generally meets once a week.

The Disclosure Committee operates under the authority of the CEO Delegate in charge of Finance and Strategy. It is chaired, by delegation, by the Group Chief Accounting Officer, and includes the relevant Department heads within the accounting, legal, internal audit, controlling, investor relations and communications fields. It ensures integrity, accuracy, and compliance with applicable laws and regulations and recognized practices, and ensures the consistency and quality of the Group’s financial information. It carries out this mission within the procedural framework for the preparation and validation of financial information as defined by the Group. Accordingly, it examines all financial disclosures made by Orange SA, especially the consolidated financial statements, the Annual and Half-yearly Financial Reports, the quarterly financial information, the Registration Document filed with the AMF, the US Annual Report on Form 20-F filed with the SEC, and any press releases containing financial information. In addition, the Committee looks at financial communication distributed by the principal listed subsidiaries. It met 16 times in 2016.

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5.3  Compensation and benefits paid to Directors, Officers and Senior Management

5.3.1    Report of the Board of Directors on compensation and benefits paid to Corporate Officers

The Company refers to the Afep-Medef Corporate Governance Code for listed companies as a general baseline, in particular for compensation matters.

The compensation policy for Directors and Officers, which is the subject of this Report of the Board of Directors, will be subject to the approval of the shareholders pursuant to new Article L. 225-37-2 of the French Commercial Code introduced by the Sapin II Law of December 9, 2016 on transparency, the fight against corruption, and modernization of the economy.

This report also presents the itemized total compensation and benefits of any kind paid during the fiscal year ended December 31, 2016 to Directors and Officers, which are submitted to an advisory vote by the shareholders pursuant to Article 26 of the Afep-Medef Code as amended in November 2016.

This report was prepared under the aegis of the Governance and Corporate Social and Environmental Responsibility Committee (GCSER Committee).

5.3.1.1   Amount of compensation paid to Corporate Officers

The tables below follow the standard presentation recommended in the Afep-Medef Code (1).

Summary of the compensation, stock options and shares allocated to each Corporate Officer (Table No. 1 of the Afep-Medef Code)

(in euros)	2016	2015
Stéphane Richard
Gross compensation in respect of fiscal year (detailed in Table 2)	1,546,267	1,445,770
Valuation of options allocated throughout the year	-	-
Valuation of performance shares allocated throughout the year	-	-
Total	1,546,267	1,445,770
Ramon Fernandez
Gross compensation in respect of fiscal year (detailed in Table 2)	915,922	n/a
Valuation of options allocated throughout the year	-	-
Valuation of performance shares allocated throughout the year	-	-
Total	915,922	n/a
Pierre Louette
Gross compensation in respect of fiscal year (detailed in Table 2)	924,146	n/a
Valuation of options allocated throughout the year	-	-
Valuation of performance shares allocated throughout the year	-	-
Total	924,146	n/a
Gervais Pellissier
Gross compensation in respect of fiscal year (detailed in Table 2)	1,043,241	1,073,260
Valuation of options allocated throughout the year	-	-
Valuation of performance shares allocated throughout the year	-	-
Total	1,043,241	1,073,260
(1) Appendix 3 of the Code. The table on attendance fees (Table No. 3 of the Afep-Medef Code) is presented in Section 5.3.2.
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Summary of the compensation paid to each Corporate Officer (Table No. 2 of the Afep-Medef Code)

	2016		2015
Gross amounts (in euros)	Amounts paid in respect of financial year	Amounts paid during the financial year	Amounts paid in respect of financial year	Amounts paid during the financial year
Stéphane Richard
Fixed compensation	900,000	900,000	900,000	900,000
Variable compensation	640,906	540,000	540,000	418,711
Multi-year variable compensation	-	-	-	-
Exceptional compensation	-	-	-	-
Attendance fees (1)	-	-	-	-
Benefits in kind	5,361	5,361	5,770	5,770
Total	1,546,267	1,445,361	1,445,770	1,324,481
Ramon Fernandez
Fixed compensation	600,000	600,000	n/a	n/a
Variable compensation	300,000	n/a	n/a	n/a
Multi-year variable compensation	-	-	n/a	n/a
Exceptional compensation	-	-	n/a	n/a
Attendance fees	n/a	n/a	n/a	n/a
Benefits in kind	15,922	15,922	n/a	n/a
Total	915,922	615,922
Pierre Louette
Fixed compensation	600,000	600,000	n/a	n/a
Variable compensation	300,000	n/a	n/a	n/a
Multi-year variable compensation	-	-	n/a	n/a
Exceptional compensation	-	-	n/a	n/a
Attendance fees	n/a	n/a	n/a	n/a
Benefits in kind	24,146	24,146	n/a	n/a
Total	924,146	624,146
Gervais Pellissier
Fixed compensation	600,000	600,000	600,000	600,000
Variable compensation	427,271	454,789	454,789	460,754
Multi-year variable compensation	-	-	-	-
Exceptional compensation	-	-	-	-
Attendance fees	n/a	n/a	n/a	n/a
Benefits in kind	15,970	15,970	18,471	18,471
Total	1,043,241	1,070,759	1,073,260	1,079,225

(1) Stéphane Richard has waived his right to receive attendance fees.

n/a: not applicable.

Calculation of annual variable compensation

In 2016, Stéphane Richard and Gervais Pellissier were entitled to a variable portion of 60% of their annual fixed compensation on an achieved targets basis. In case of outperformance (variable portion greater than 60%), the Board of Directors had left itself the option of paying all or part of the outperformance, on the proposal of the CGRSE; the maximum amount of the annual variable compensation remaining unchanged and being capped at 100% of the fixed annual compensation.

The CEO Delegates, Pierre Louette and Ramon Fernandez, appointed starting on January 1, 2016, were entitled to a variable portion, on an achieved targets basis, equal to 50% of their annual fixed compensation.

Targets and results achieved

In 2016, the structure of the annual variable compensation of the Corporate Officers was based on the weighted average of four indicators emphasizing the Group’s growth, its profitability, the customer experience, and CSR performance (see Section 5.3.1.2).

Growth in revenues (for 20%)

Revenue growth targets (on a comparable basis) set for Corporate Officers in 2016 were in line with the Group budget.

For Stéphane Richard and Gervais Pellissier, growth of +0.61% (compared with +0.27% and -0.12% in 2015, and -1.6% and -2.5% in 2014), triggered the indicator and, on the basis of the elasticity curve (which has a trigger point of -0.24%), the end result is 1.235.

For Ramon Fernandez and Pierre Louette, the same result applied to the elasticity curve defined for a variable portion capped at 50%, the end result is 1.

Adjusted EBITDA (for 30%)

The adjusted EBITDA target set for the Corporate Officers for 2016 was also in line with the Group budget. With adjusted EBITDA reaching 12,682 million euros, the objective was exceeded, and application of the elasticity curve put the result at 1.072 for Stéphane Richard and Gervais Pellisser and at 1 for Ramon Fernandez and Pierre Louette.

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Customer Experience (for 17%)

The customer experience indicator is divided in two sub-indicators: a mass market customer experience indicator (B2C customer survey) which accounts for 75% of the result, and a global B2B customer experience indicator (B2B customer survey) for 25%.

The B2C indicator is the mean recommendation score (MRS), given by customers expressed out of 100. As for B2B, two indicators are used alternatively depending on the country: either the Customer Loyalty Index (CLI), or the MRS customer indicator.

These surveys are conducted in several countries: in France, in the Europe region as well as the MEA region, and with the Enterprise customers of Orange Business Services.

In 2016, the target for the B2C indicator was 76; the final figure was 77 versus 77.2 in 2015 and 75 in 2014.

For the B2B indicator, the target was set at 100% and the final figure was 101.6%, compared to 102.1% in 2015 and 101.6% in 2014.

For Stéphane Richard and Gervais Pellissier, the elasticity curve applied to this indicator gives a valuation of 1.173. For Ramon Fernandez and Pierre Louette, this same result is 1.

CSR performance (for 33%)

The target was to achieve overall progress in the ten indicator components between two consecutive half-year periods. Among these 10 components:

- five are related to the result of the employee satisfaction survey, which is conducted on a half-yearly basis by an external agency. Results are reviewed based on the employees’ perceptions in connection with five topics: management, quality of life at work, career development, compensation and strategy/CSR;

- five components correspond to the changes occurring in five human resources indicators: final departure rate within less than three years, percentage of woman in management networks, annual interview completion rate, rate of untrained employees in the past three years and rate of absenteeism for less than five consecutive business days.

Changes in each of these indicators are measured every six months. The annual recorded result is the average of the indicator values obtained for the first and second halves of 2016, or 1.5+2.5/2=2. The elasticity curve applied to this indicator gives a valuation of 1.268 for Stéphane Richard and Gervais Pellissier. For Ramon Fernandez and Pierre Louette, this same result is 1.

Calculation of the variable portion

The combination of the four indicators applied to the variable target results, after weighting, in a coefficient of 1.187 for Stéphane Richard and Gervais Pellissier, and 1 for Ramon Fernandez and Pierre Louette.

The application of these results to the Corporate Officers’ respective variable targets yields the following results:

- for Stéphane Richard: the calculated variable compensation is 640,906 euros gross, or 71.21% of his fixed compensation;

- for Gervais Pellissier: the calculated variable compensation is 427,271 euros gross, or 71.21% of his fixed compensation;

- for Ramon Fernandez and Pierre Louette: the calculated variable compensation is 300,000 euros gross each, or 50% of their fixed compensation.

Stock options allocated to each Corporate Officer during the fiscal year (Table No. 4 of the Afep-Medef Code)

During the 2016 fiscal year, neither Orange SA nor any other of the Group’s companies granted any stock options to Corporate Officers.

Stock options exercised by each Corporate Officer during the fiscal year (Table No. 5 of the Afep-Medef Code)

Stéphane Richard has no Company stock options.

Gervais Pellissier, the only Corporate Officer to have received options, did not exercise any of them during the 2016 fiscal year (see below - History of stock-option grants).

Performance shares allocated during the fiscal year to each Corporate Officer (Table No. 6 of the Afep-Medef Code)

During the 2016 fiscal year, neither Orange SA nor any other of the Group’s companies granted any performance shares to Corporate Officers.

Performance shares vested to each Corporate Officer during the fiscal year (Table No. 7 of the Afep-Medef Code)

None.

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History of stock-option grants (Table No. 8 of the Afep-Medef Code)

Stock options granted by Orange SA	Plan March 2006	Plan May 2007	Total
Date of Shareholders’ Meeting authorizing the plan	9/1/2004	9/1/2004
Date of Board Meeting granting the options	3/8/2006	5/21/2007
Number of beneficiaries	165	1,152
Total number of options granted	536,930	10,093,300	10,630,230
o/w options granted to Orange SA Directors and Officers:
- Gervais Pellissier	41,430	53,000	94,430
o/w options granted to top ten beneficiary employees	121,350	605,000	726,350
First possible vesting date	3/8/2009 (1)	5/21/2010
Expiration date	3/8/2016	5/21/2017
Stock option exercise price	€23.46	€21.61
Number of options exercised during the 2016 fiscal year	0	0	0
Total number of options exercised at 12/31/2016	0	43,500	43,500
Total number of canceled options at 12/31/2016	536,930	2,048,800	2,585,730
Total number of options outstanding at 12/31/2016	0	8,001,000	8,001,000

(1) For non-French resident beneficiaries.

The stock option plan granted in March 2006 expired on March 8, 2016. The plan granted in May 2007 will expire on May 21, 2017. Gervais Pellissier, the only Director or Officer to have received options (94,430 from the two plans), has not exercised any of them.

The various stock option plans granted by Orange SA and its subsidiaries are also described in Note 6.3 to the consolidated financial statements (Section 4.1).

History of performance share grants (Table No. 9 of the Afep-Medef Code)

On July 27, 2011, Orange introduced a free share award plan covering 16.7 million shares for approximately 150,000 employees. The Board of Directors on March 5, 2014 having confirmed that the performance criteria specified in the plan had not been fulfilled, this plan ended without any shares being allocated (except for those allocated to the heirs and assignees of deceased beneficiaries).

Summary of multi-year variable compensation paid to each Corporate Officer (Table No. 10 of the Afep-Medef Code)

The Board implemented two long-term incentive plans (LTIP) for Corporate Officers in cash for 2015-2017 and 2016-2018. The annual amount of the LTIP, on an achieved targets basis, makes up 40% of the fixed annual compensation and is capped at the same level. If targets are reached in relation to the LTIP 2015-2017, the first payment will be made in cash in May 2018 (see Section 5.3.1.2 Principles and criteria of Corporate Officers compensation in 2017).

Other benefits granted to Corporate Officers (Table No. 11 of the Afep-Medef Code)

Corporate Officers	Employment Contract	Supplemental retirement plan	Compensation or benefits due or likely to be due upon termination or change of office	Compensation payable under a non-competition clause
Stéphane Richard	No	No	No	No
Ramon Fernandez	No	No	No	No
Pierre Louette	No	No	No	No
Gervais Pellissier	No	No	No	No
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5.3.1.2   Compensation principles and criteria for Corporate Officers in 2017

The compensation policy for Corporate Officers is set by the Board of Directors and revised yearly based on the recommendations of the GCSER Committee.

This compensation policy is based on the following deciding principles:

Completeness

All compensation and benefits are analyzed by item, then comprehensively, to obtain the appropriate balance among fixed and variable, individual and group, and short and long-term compensation.

Compliance

The compensation policy was established following the recommendations of the Afep-Medef Code as revised in November 2016.

Alignment of interests

The compensation policy is both a management tool for attracting, motivating, and retaining the talent the Company needs, and a way to meet the expectations of shareholders and other stakeholders in terms of transparency and performance linking.

Comparability

Surveys are regularly used to ensure that compensation levels and structures are competitive with a panel of companies comparable in terms of size and international scope, both among the major industrial groups in France and among international companies in the Telecom sector.

The Board of Directors has decided that for each of the Corporate Officers, any changes to their compensation (in particular their fixed compensation) will be based on the comparative analyses of these two sets of companies.

These principles are strictly applied by the CGRSE in its work, both in preparing and developing the compensation policy for Corporate Officers submitted to the Board of Directors, and in proposing their respective compensation amounts.

Compensation structure for Corporate Officers

The compensation structure for each of the Corporate Officers consists mainly of cash compensation in the form of yearly fixed compensation and variable compensation, and multi-year variable compensation in the form of performance shares, if approved by the Shareholders’ Meeting on June 1, 2017. Each of these items is more fully detailed below.

Fixed compensation

Fixed compensation of Corporate Officers is based on:

- the level and complexity of their responsibilities;

- the experience and path of those holding these positions;

- and market analysis for comparable positions.

The Board of Directors applied the principle that such fixed compensation could be revised only at the end of the term of office. However, there could be early revision if there were a significant change in the respective scope of responsibility for those positions or a substantial divergence from their positioning on the market. In these special cases, any adjustment of fixed compensation, along with the reasons for it, will be made public.

Variable compensation

The purpose of variable compensation is to inspire Corporate Officers to achieve the annual performance targets set for them by the Board of Directors, consistent with the Company’s strategy. Pursuant to the Afep-Medef Code, the potential amount of variable compensation is expressed as a percentage of fixed compensation.

To be precise, this variable share depends on performance levels applied to financial and non-financial parameters that represent expected overall performance.

Per Article L. 225-37-2 of the Commercial Code, payment of yearly variable compensation is conditional on its prior approval by the Ordinary Shareholders’ Meeting (“ex post” voting).

Performance levels

Appropriately to each parameter, the Board of Directors determines:

- the threshold below which no compensation is paid;

- the target level when the target is achieved.

At the beginning of each fiscal year, these levels are defined by the Board of Directors based on the recommendations of the GCSER Committee.

At the end of each fiscal year, the result achieved for each of the criteria, compared with the expected target, will be announced.

Performance indicators

Annual variable compensation of the four Corporate Officers is uniformly and jointly based on the weighted average of four key financial and non-financial indicators, identical to those used in 2014, 2015, and 2016 and aligned with the Group’s strategic focus areas, as follows:

- organic growth;

- operating profitability;

- quality of service to customers;

- CSR performance and diversity in human resource management.

In atypical fashion compared with market practices, the entire variable portion is determined by precise targets, most importantly a quantitative performance measurement, including for non-financial indicators.

Targets for the two financial indicators are set precisely, based on the budget previously approved by the Board of Directors for each of the indicators below:

- growth in revenues on a comparable basis;

- adjusted EBITDA (see Section 8 Appendix - Financial glossary).

Targets for the two non-financial indicators are also set precisely, based on the expected increase in each of these indicators:

- a composite indicator linked to the quality of service delivered to the Group’s retail and business customers:

- the mass market customer experience for the Retail market,

- and the global B2B customer experience for the Enterprise market;

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- a composite CSR performance indicator, based on observed progress compared with:

- three human resources-related management indicators based on a semi-annual performance chart,

- three indicators measured by surveys of the Group’s employees.

Every year, the Board of Directors reviews and then approves the number, type, target, and respective weight of each indicator.

Variable compensation structure

The Board of Directors has decided that the procedures for calculating the variable compensation of the four Corporate Officers would remain identical to the previous year’s, based on the following:

- target amount of variable compensation on an achieved targets basis: 60% of fixed compensation for Stéphane Richard and Gervais Pellissier, and 50% of fixed compensation for Ramon Fernandez and Pierre Louette;

- contrary to previous years, no outperformance to be paid if targets are exceeded;

- financial indicators representing 50% of annual variable compensation, of which:

- growth in revenues for 20%,

- adjusted EBITDA for 30%;

- non-financial indicators representing 50% of annual variable compensation, of which:

- customer experience for 17%:

- mass market customer experience for the Retail market (weight 75%),

- and global B2B customer experience for the Enterprise market (weight 25%);

- CSR performance for 33%.

Hiring

If a person outside the Company is appointed Chief Executive Officer, these same principles will apply, it being specified that if he/she arrives during the fiscal year, the amount owed will be pro-rated to the time in office.

Termination of service

Should he or she leave the Group, the variable share for that Corporate Officer will be pro-rated to his or her time in office.

Multi-year variable compensation

In December 2014, the Board opted to implement, as at January 1, 2015, long-term incentive plans (LTIP), designed to compensate Corporate Officers based on their long-term performance, in renewable three-year periods.

The first year’s review for the 2015-2017 period has shown inconsistencies in the way in which the market share criterion in this plan was calculated. Therefore, in July 2016, the Board decided, without amending the plan for 2015-2017, to adapt this criterion for the following plan (2016-2018). On the proposal of the GCSER Committee, the Board of Directors confirmed the following adjustments on December 7, 2016:

- equal weighting of the three years to account for the “value market share” criterion;

- equal recognition of the market share in France and abroad;

- exclusion as to France of the roaming market share, whose revenues are not the result of market competition.

The other items of the LTIP for 2016-2018 remain unchanged.

The LTIPs for 2015-2017 and 2016-2018 will be paid in cash if targets are achieved.

In 2017, the Board of Directors decided to modify the LTIP system in order to retain Corporate Officers and to better align their interests with the interests of the Company and the shareholders. In line with very widespread market practices, and subject to the approval of the Shareholders’ Meeting on June 1, 2017, the new scheme will be based on a performance share allocation plan and on criteria that recognize the officers’ direct contribution to the Company’s long-term overall performance. This scheme will also benefit employees holding key positions within the Orange group.

This development means (i) replacing the long-term cash incentive scheme with a performance share vehicle and (ii) using a financial criterion, the organic cash flow (which is the Group’s primary steering indicator internally for tracking cash flow) instead of the “value market share” criterion. A resolution on this share-based LTIP will be submitted for approval by the Shareholders’ Meeting on June 1, 2017, to authorize the Board of Directors to award free shares to Corporate Officers and to certain employees holding key positions within the Orange group (see Section 6.3 Draft Resolutions).

The use of a long-term cash incentive scheme may once again be considered in the future, if regulatory changes or any other circumstance were to make it difficult or impossible for the Company to use a performance share-based scheme. Likewise, if the Shareholders’ Meeting of June 1, 2017 does not approve the resolution authorizing the free allotment of shares, the Board of Directors may decide to pay cash for the 2017-2019 LTIP.

Performance indicators

The Board of Directors has applied the following two criteria, each counting for 50% of the stakes of the new LTIP, which still has a fixed term of three years:

- first, a market criterion, Total Shareholder Return (TSR) (1), based on the relative performance of total yield for the shareholder over three fiscal years, compared to the Stoxx Europe 600 Telecommunications benchmark index;

- second, an internal financial criterion, organic cash flow (2), measured over three fiscal years and compared annually to the budget forecast.

The Board of Directors selected these criteria based on:

- their consistency with the Group’s strategic targets;

- their complementarity with variable compensation parameters;

- the balance between operating criteria and wealth creation criteria for the shareholder;

- the cross/complementary appraisal between external/relative and internal/absolute performance.

(1) Change in the stock market price including the dividends paid.

(2) The Organic cash flow means the cash generated by sales transactions once paid all costs and investments (excluding disbursements due to the acquisitions of licenses or Spectrum)

necessary for the business. This indicator thus shows Orange’s capacity to generate cash to meet its financial obligations, pay dividends and provide for its financial capital expenditure.

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Performance conditions

- organic cash flow:

- organic cash flow will be appraised annually in comparison to the budget approved by the Board of Directors, and may result in the allocation of 50%, 33%, 17% or 0% of the target at the end of the plan, based on whether or not the target has been achieved for each year of the LTIP,

- a 3% tolerance will be left to the Board of Directors’ discretion to avoid the “ratchet” effect of the hit-or-miss principle:

- if the result is below target - tolerance (3% of target): no award,

- if the result is at or above target - tolerance: the result will be submitted to the approval of the Board of Directors,

- if the result is at or above target: 100% award,

- if the target is achieved but with organic cash flow down from the previous year, the result will be submitted for prior approval by the Board of Directors;

- TSR:

- if the change in Orange TSR is at or above the benchmark over the plan’s period: 100% award. However, if the change in Orange TSR is negative, the result will be submitted to the approval of the Board of Directors,

- if the change in Orange TSR is below the benchmark: no award.

Modulation criteria

The following criteria are intended to enlighten the Board of Directors about implementation of the Essentials2020 strategic plan and to define, with a modulation of +/-15%, the number of shares that will ultimately be vested:

- diversification revenues; mobile and fixed data rates and brand power, which will be appraised at the end of the LTIP;

- adjusted EBITDA, which will be appraised annually with regard to the budget, thereby recognizing changes in the IFRS, which will affect calculation of EBITDA starting in 2018;

- the Net Promoter Score (NPS) from the customer recommendation surveys, which will be appraised at the end of the plan.

Attendance condition

Acquisition of shares is conditional on the Corporate Officers still holding office at the end of the acquisition period.

However, in certain cases where the beneficiary’s service is terminated before the expiration of a three-year LTIP period, achievement of performance conditions will be appraised in the following exceptional conditions:

- if the beneficiary’s services are terminated due to death or disability, the TSR and organic cash flow targets will be considered achieved over the three-year period;

- if the beneficiary’s services are terminated due to the non-renewal of his or her office:

- performance of TSR and of organic cash flow will be appraised taking into account the results approved for each year over the period preceding the termination of services,

- and the allocation of shares will be pro-rated to his or her time with the Company as a Corporate Officer.

Maximum award

The number of performance shares that could be allocated to Corporate Officers on an achieved-target basis is 25,000 shares for the Chairman and CEO and 17,000 shares for the other Corporate Officers. These numbers make up about 40% of their annual fixed compensation based on the price of Orange shares when the LTIP is put in place.

Lock-up period

The Board of Directors has decided that the Corporate Officers shall hold, in the registered form, at least 50% of the shares they will receive, until the end of their office. Moreover, Corporate Officers have formally made the commitment not to hedge these shares through derivative instruments until the end of their office.

Exceptional compensation

The Board of Directors has applied the principle by which Corporate Officers may be paid exceptional compensation in certain circumstances that shall be disclosed in detail and supported with evidence, it being specified that payment of such compensation can only be made with the shareholders’ approval, per Article L. 225-37-2 of the Commercial Code.

Attendance fees

Corporate Officers do not receive attendance fees for the duties and offices carried out in the Group’s companies.

Plans related to termination of service

There is no compensation or benefit owed or likely to be owed because of the termination or change of office of Corporate Officers, nor any commitment to pay any compensation in consideration for a non-competition clause.

However, if a Corporate Officer is appointed via external hiring, the Board of Directors reserves the right to apply such provisions in keeping with the law and in compliance with the Afep-Medef Code.

Supplemental retirement plan

Corporate Officers do not benefit from any supplemental retirement plan for their services in excess of the mandatory base and supplemental plans.

If, before the Officer took office, he or she was eligible for the defined benefit retirement plan set up for employees classified as “off the matrix” (a plan which was canceled for people recruited from 2011), that plan’s coverage is suspended, and no rights are generated during the term of office. Furthermore, upon termination of service, the period during which the Director held office will not be taken into account, in terms of either seniority or compensation, in the calculation of pension.

Benefits in kind

Corporate Officers have a company car with chauffeur; consulting firm services for personal legal assistance relating to their roles, capped at 100 hours a year for the Chairman and CEO, and 20 hours for the other Corporate Officers; a telephone line with unlimited calls; plus the equipment, particularly computers, needed to perform their duties.

Miscellaneous

The Chairman and CEO as well as the CEO Delegates are enrolled in the Orange group’s death and disability and supplemental health insurance plans, which are applicable to Corporate Officers (see Section 7.5 Regulated agreements and related party transactions).

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5.3.2    Compensation of non-executive Directors

5.3.2.1   Attendance fees

Attendance fees granted in 2016

Given the calculation methods approved by the Board of Directors on February 15, 2016, the Board, at its meeting of February 22, 2017 decided to grant the following amounts to directors who performed duties for the 2016 fiscal year.

Attendance fees paid to directors representing the French government are paid to the French Treasury. In addition, the directors elected by the employees have requested that their attendance fees be paid to their trade union.

Attendance fees

(in euros)	Amounts paid in 2017 (in respect of the 2016 fiscal year)	Amounts paid in 2016 (in respect of the 2015 fiscal year)	Amounts paid in 2015 (in respect of the 2014 fiscal year)
Directors
Daniel Bertho (1)	42,000	42,000	44,535
Alexandre Bompard	656
Bpifrance Participations	40,000	40,000	36,790
Ghislaine Coinaud (1)	48,000	52,000	52,280
José-Luis Durán	34,000	44,000	46,472
Charles-Henri Filippi	48,986	50,000	54,217
Daniel Guillot (1)	48,000	52,000	58,089
Helle Kristoffersen	42,000	42,000	47,440
Anne Lange (2)	44,000	27,944	n/a
Hélène Marcy (1)	10,344	n/a	n/a
Lucie Muniesa (3)	43,071	n/a	n/a
Bernard Ramanantsoa	17,656	n/a	n/a
Mouna Sepehri	49,000	60,000	14,442
Jean-Michel Severino	50,000	40,000	60,026
Former directors
Jean-Luc Burgain (1)	35,656	48,000	60,026
Bernard Dufau	69,358	75,000	84,230
Claudie Haigneré	18,344	44,000	42,599
Muriel Pénicaud	n/a	n/a	30,739
Antoine Saintoyant (3)	2,929	52,000	60,026
Henri Serres (3)	n/a	24,056	58,089
Total	644,000	693,000	750,000

(1) Directors having requested that their attendance fees be paid directly to their trade union.

(2) Director proposed by the government, 70% of whose attendance fees are paid to the French Treasury.

(3) Directors representing the French government whose attendance fees are paid to the French Treasury.

n/a: not applicable.

Principles for setting and distributing attendance fees

In accordance with the law, the maximum amount of attendance fees that can be paid annually to directors is set by the Shareholders’ Meeting. The resolution approved remains valid until a new resolution is adopted. The Shareholders’ Meeting of May 27, 2014 set this amount at 750,000 euros, due in particular to the increased work of the Board’s Committees.

Within the limit decided by the Shareholders’ Meeting, and on a proposal from the Governance and GCSER Committee, the Board of Directors decides at the start of each year on the amount of attendance fees that it will allot to its members for the past year and their allocation rules. At its meeting of February 22, 2017, the Board of Directors decided to continue for 2017 the rules for allocating and the procedures for calculating the attendance fees set for 2016, namely:

- a fixed amount of 10,000 euros per director per year;

- an amount directly related to the attendance rate and to the participation in the work of the Board and its committees, namely:

- 2,000 euros per meeting of the Board of Directors and the Strategic Seminar,

- 2,000 euros per meeting of the Audit Committee, the GCSER Committee or the Innovation and Technology Committee,

- 1,000 additional euros per Committee meeting for the Chairmen of the aforesaid Committees;

- a fixed amount of 15,000 euros per year for the Lead Director for his assignment.

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5.3.2.2   Other compensation

The table below shows the compensation paid to the directors elected by the employees and to the director elected by the Shareholders’ Meeting to represent the employee shareholders, excluding attendance fees (already mentioned above).

Gross amounts (in euros)	Amounts paid in 2016	Amounts paid in 2015
Daniel Bertho	41,024	39,416
Jean-Luc Burgain (1)	46,645	66,390
Ghislaine Coinaud	43,354	39,020
Daniel Guillot	84,810	83,675
Hélène Marcy	27,639	n/a

(1) Until July 25, 2016.

With the exception of this compensation, non-executive Directors and Officers receive no compensation other than attendance fees.

Furthermore, there are no contracts linking any member of the Board of Directors to Orange SA or any of its subsidiaries that provide for the granting of any benefits to this director at the end of his or her term.

5.3.3    Compensation of members of the Executive Committee

The total gross amount of compensation paid in respect of the 2016 fiscal year (on a pro rata basis in the event of departures and appointments during the course of the year) by Orange SA and its controlled companies to all of the Orange Executive Committee members, was 9,826,966 euros, compared to 9,606,389 euros in respect of 2015, i.e. an increase of 2.29% close to the general rate of increase of compensation throughout the Orange group.

This amount includes all compensation paid in respect of the 2016 fiscal year: gross salaries, bonuses (including variable compensation), benefits in kind and profit-sharing. However, it does not include incentive bonuses or any employer contributions that will be made in relation to employee savings plans, as these amounts were not known at the time of writing (incentive bonuses and employer contributions paid in the first half of 2016 in respect of 2015 totaled 120,083 euros).

The employment contracts of the members of the Executive Committee, signed from January 1, 2015, include a clause providing for contractual severance pay up to a maximum of 15 months’ salary based on total annual gross compensation (including any termination pay provided for by contractual agreements).

The members of the Executive Committee do not receive attendance fees for their positions as Directors or Officers of Orange group’s subsidiaries. During the 2016 fiscal year, they received no stock options or performance shares from Orange SA, or from any other company within the Group.

The Board of Directors implemented two Long-term Incentive Plans (LTIP) in cash for the periods 2015-2017 and 2016-2018, which apply to members of the Executive Committee per the same terms as for Corporate Officers (see Section 5.3.1.2 above). The amount of the LTIP, on an achieved targets basis, makes up 40% of the fixed annual compensation for Deputy CEOs and 30% of the fixed annual compensation for Senior Executive Vice-Presidents. In both case, it is capped at the same level. If targets are reached in relation to the LTIP 2015-2017, the first payment will be made in cash in May 2018.

Stock options granted to the top 10 employees that are not Corporate Officers and options exercised by them

During the 2016 fiscal year, neither Orange SA nor any other of the Group’s companies granted employees stock options.

During the 2016 fiscal year, no options were exercised by employee beneficiaries (see above Table 8 - History of stock option grants).

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5.4  Activity and Risk management framework

A permanent improvement process is in place in order to continually improve internal control and risk management within Orange.

The risk management and internal control system consists of an organization, procedures and controls implemented by General Management and all employees under the responsibility of the Board of Directors, and is intended to provide reasonable assurance that operating targets are met, that current laws and regulations are complied with, and that the financial information is reliable. It is notably implemented in compliance with the US Sarbanes-Oxley Act, the French Financial Security Law of July 17, 2003, the Government Order of December 8, 2008 transposing the 8th European Directive, and the Order of March 17, 2016 transposing Directive 2014/56/EU.

Policies and programs related to insurance, ethics, compliance, security, and personal data protection also contribute to this system.

In addition, the Group’s Inspectorate General, reporting directly to the Chairman, may conduct, exclusively on the Chairman’s request, reviews or surveys that could cover any Group entity. It is informed about the work of General Control and Internal Audit and may request their input. The Group Inspector General sits on the Risks Committee.

In accordance with the provisions of the 8th European Directive and Directive 2014/56/EU, the Audit Committee of the Board of Directors is, among its other duties, in charge of monitoring the effectiveness of the internal control and risk management systems.

5.4.1    Group Audit, Control and Risk Management

The Group Audit, Control and Risk Management Department (DACRG) reports to the CEO Delegate in charge of Group Finance and Strategy. It gathers within one single body the following functions: Internal Audit, Risk Management, General Control, Credit Management, Internal Control, Fraud, and Revenue Assurance.

Its role is to coordinate and assess the Group’s activity and risk management system on behalf of management with a view to providing integrated assurance that offers the best balance between risks and opportunities, which truly addresses operational needs and concerns, by building on a team of experts and co-designing innovative approaches, in cooperation with the other teams responsible for Group risk management, while preserving audit independence.

Ast the core of the Group’s issues and strategy, this department provides this integrated assurance by guiding significant changes, protecting revenue and collections, proposing solutions for improving risk management, and preventing, detecting, and tackling fraud; additionally, by providing its support to the Group Compliance Department and creating value by proposing improvement projects.

Internal control’s continuous improvement process can, for example, be seen in:

- updates of the fraud prevention processes for which updated modules are issued on a regular basis;

- risk management training for Directors and Chief Executive Officers of subsidiaries;

- the focusing of audit work on the Group’s main risks;

- and the implementation of a self-assessment approach encompassing the main activities, the Orange IC Book (see the Internal Control section below), which enables entities to benchmark themselves compared with the level of practice expected by the Group.

The DACRG coordinates internal control reviews involving Executive Committee members, with the internal control functions of the organization’s divisions. They are primarily designed to provide assurance that the internal control system is effective, namely that the main risks have been properly identified and the appropriate steps taken to limit their potential impact. These reviews are part of the integrated assurance between operational functions and functions in charge of risk management.

The ACR (Audit, Control, and Risk) community, that includes all persons involved in these functions within the Group, has a new charter signed by the Chairman and CEO defining the framework of the missions steered by the DACRG. The integrated assurance process (synergies among the Audit, Control, and Risk functions, and between local functions and central functions) is thus strengthened to meet the Company’s targets. Within the context of the Essentials2020 strategy, the ACR community and DACRG have grown stronger so as to guide international growth as well as development in mobile financial services.

The DACRG’s activities are in line with best practices promoted by the Institut français des auditeurs et contrôleurs internes (IFACI) and the Association pour le Management des Risques et des Assurances de l’Entreprise (AMRAE).

ISO 9001 Quality Certification for DACRG

In 2016, DACRG’s ISO 9001 certification, 2015 version, was confirmed by AFAQ/AFNOR. This quality approach helps to improve and simplify all processes in order to adopt the best practices to meet our stakeholders’ demands; it serves the DACRG’s ambition to be a “Trusted partner of business” by providing comprehensive assurance. DACRG’s management sets quality targets and assesses its results against these targets.

Internal Audit

Group Internal Audit has around 70 qualified auditors working as a shared service for all Group entities. They are for the most part located in France.There are also local audit teams, primarily located in operator subsidiaries that are not fully owned by the Group (in Europe at Orange Polska and Orange Belgium, and in Africa within the Sonatel group). In France and Poland, Orange’s Internal Audit services are certified on an annual basis by IFACI Certification, based on the professional benchmark for internal audits (known as RPAI in French).

Issues may be referred directly to Group Internal Audit by the Chairman of the Audit Committee or by the Chairman and CEO. The Director of Group Audit is authorized to directly inform the Executive Committee and the Audit Committee.

Each year, the audit plan is endorsed by the Risk Committee and approved by the Audit Committee. An annual report, with the main results and findings, is also presented to the Risk Committee and then the Audit Committee.

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The joint operation with Deutsche Telekom (Buyin) is subject to audits conducted jointly by the Orange group’s and Deutsche Telekom’s Internal Audit Departments.

By means of its audit assignments, Internal Audit helps the Group to maintain an appropriate management control system by assessing its effectiveness and efficiency and by formulating remarks and recommendations for its ongoing improvement. The recommendations arising from internal audit assignments are systematically monitored and lead in particular to action plans that are drawn up and implemented by the Group’s divisions and subsidiaries. These assignments include, among others, checks performed at the request of the Group’s Internal Control Department as part of the systematic assessment of internal financial control, particularly tests of the operating effectiveness of the internal control system and cyclical audits performed on the internal control system of smaller subsidiaries. Internal Audit also contributes to the approach of risk identification, assessment and processing through the results of its audit assignments and its recommendations.

At the end of 2016, given the Group’s development in mobile financial services, Internal Audit strengthened its organization (teams and assignments).

Risk Management

The Group’s Risk Management department defines the Group’s strategy and deploys its process in terms of risk management, as part of the integrated approach promoted by the ACR charter. To this end, it oversees the risk management activity and follows up on the corresponding action plans, drawing on the network of risk managers in Group entities and subsidiaries.

Risk Management anticipates the risks of the strategic plan, particularly in connection with the new growth activities, in cooperation with the Group Strategy Department. By steering the methodological framework, it provides its support to the entities to deploy the culture and integrated risk-based approach as uniformly as possible within the group.

At least once per year, each of the Group’s Operational Departments (France, Europe, MEA, Enterprise) and functions identifies the risks in its area. Risk identification is completed, where relevant, by a description of action plans designed to mitigate these risks through strengthening internal control, as well as by an inventory of serious incidents. The list of serious incidents, the changes to the map of risks and the monitoring of action plans are assessed during internal control reviews of each Department.

In addition, once a year, each member of the Executive Committee is asked to outline their individual view of the risks that the Group faces.

Based on the combined view of both executive management and Group entities, the risk map forms the basis around which processes of control articulate.

Finally, a self-assessment questionnaire on the main risk management provisions is included in the Orange IC Book. It is submitted annually to over a hundred subsidiaries and organizational entities.

All of the above is reviewed at least annually by the Group Risks Committee and presented at a joint meeting to the Audit Committee, the Governance and Corporate Social and Environmental Responsibility Committee and the Innovation and Technology Committee of the Board of Directors. This approach includes a review of the risks described under Section 2.4 Risk factors in this document.

General Control

General Control involves, at the request of Executive Committee members or their respective management committees, or following a report from the ethics warning system, investigations on matters involving employees that may run counter to the Group’s interests. These matters may involve instances of fraud, conflicts of interest, damage to Group assets, behavioral problems and in general any acts by employees that conflict with Group rules. In this respect, General Control works in a complementary manner to the various departments within the DACRG as well as to Group General Inspection. General Control is represented in France by investigation units and at Group level for international cases by general controllers. Various countries including Poland, Spain, Romania and Senegal have established dedicated internal units that work closely with General Control.

Credit Management

The Group’s Credit Management Department is charged with minimizing the financial risks associated with the credit granted to our customers. Its purpose is to have a consolidated vision of the credit risks with our clients and partners and to implement tools that allow these risks to be managed. In order to do this, it depends on local teams or contacts and on the processes in place in each operational entity.

It disseminates the culture of credit management within the Group and facilitates the sharing and circulation of information.

Internal control

Group Internal Control draws up and implements the Internal Control strategy within the Group. To this end, it defines a methodology, a process and the necessary tools for its application. It rolls them out annually, particularly as regards:

- the updating and distribution of a set of policies and practices defined by the Group with the relevant Group functions and domains, “Orange IC Book”;

- the internal control self-assessment program, on the bases of the “Orange IC Book” among others; the aim is to identify the main improvements required to the internal control system and to implement corrective actions. Where necessary, internal audits allow to make sure of the self-assessment findings and the relevance of the action plans;

- Sarbanes-Oxley certification for financial internal control.

Group Internal Control coordinates the local internal control functions and the persons in charge of the control environment domains, giving them support and advice to ensure the quality and the control of their system. The role of the local internal control functions is to assist the operating managers of their entities, in order to help them structure and maintain an efficient internal control system, which meets both their own and the Group’s requirements. Within their own entity, they apply the risk and activity management directives issued by the Group, and ensure the smooth running of the system at their own level.

Group Internal Control agrees to an annual action and evaluation program for each of these scopes (areas, divisions, and entities).

Among its recurring actions, it provides monitoring for governance committee heads (see Section 5.2.3.3, Group Executive Committee and governance committees) and coordinates the organization of internal control reviews involving Executive Committee members, with the support of the DACRG, the Group Security Department, and Group Compliance.

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Given the development in mobile financial services, Group Internal Control has ensured, in relation with the internal control services of the divisions and entities, Internal Audit, and the Compliance Department, the relevance of the IC system for managing activities and covering our regulatory requirements (anti-money laundering and terrorist financing, and banking requirements).

The internal control evaluation is presented to the Group Risks Committee and then to the Audit Committee.

Fraud and Revenue Assurance

Group Fraud and Revenue Assurance (GFRA) defines the Orange group’s strategy and approach to fraud prevention and detection, as well as to the assurance of the Group’s revenues. To support the deployment of this strategy, GFRA works very closely with their Internal Control and Risk Management colleagues, along with other corporate and local entity teams.

Orange has adopted an approach based on anticipation and risk analysis to manage fraud. GFRA constantly monitors existing and new fraud risks as well as any new fraud related legislation. This enables Orange to take into account changes in the fraud risk environment and to adapt its anti-fraud strategy accordingly. GFRA maintains the Group’s fraud risk map, which covers all anticipated risks in this domain (including, for example, fraud in the financial statements, technical (cyber) fraud, identity theft and social engineering fraud, missing trader VAT carousels, terrorist financing, and money laundering).

Orange has preventative controls in place to reduce the probability of frauds which may constitute a major risk. Since prevention cannot be 100% effective, the Group has also defined a control framework designed to detect instances of fraud. Any cases or suspicions identified through these controls are investigated and are processed in compliance with the law and our ethical standards.

Orange believes that in order to manage fraud risk and to assure revenues, the cost of fraud and revenue leakage must be managed at a local level and consolidated at Group level, allowing major incidents to be analysed and treated, and any emerging trends identified. With regard to the production of Group financial information, the approach defined by GFRA includes such applicable risks as frauds committed by management or fraud within the financial statements.

Detecting fraud is the responsibility of management, which is assisted by GFRA and local fraud detection specialists in the Group entities.

A Group alert mechanism is in place as stipulated under the Sarbanes-Oxley Law and, now, the Sapin II Law of December 9, 2016 on transparency, the fight against corruption, and modernisation of the economy. This system allows any employee to use a dedicated email address to report any acts that may constitute an offense or fraud, or that may reveal instances of corruption, particularly in the areas of finance, and more specifically, accounting and payments. The defined procedure ensures that the alerts are treated confidentially and independently, outside the chain of command, if necessary. It safeguards the protection of staff members as well as the rights of the individuals concerned by such reports.

When internal fraud is strongly suspected, investigations are generally entrusted to specialized services, in particular to General Control. Investigation services are responsible for establishing the existence of facts. In the event of internal fraud, Company management determines the penalties. For all cases detected (internal or external fraud), the civil, criminal, or legal consequences are considered after the recommendations of the Company’s Legal Department.

Fraud cases are analysed by GFRA in order to assess control measures and therefore better prevent and detect similar fraud cases.

A summary report on fraud prevention and detection is reviewed at least once a year by the Group Risks Committee and presented at a joint meeting to the Audit Committee, the GCRSE, and the Innovation and Technology Committee.

5.4.2    Specific internal control procedures pertaining to the preparation and processing of accounting and financial information

The Group Accounting Department and Group Controlling Department, which also report to the CEO Delegate in charge of Group Finance and Strategy, have a decisive role in the internal control system.

The Group Accounting and Group Controlling Departments have the following key duties:

- producing the Group’s consolidated financial statements and the statutory financial statements for Orange SA and certain French subsidiaries within time frames that meet financial market requirements and legal obligations while guaranteeing that the statements provide a true and fair view of the Company in compliance with the accounting policies adopted by the Group;

- preparing the management reports on the statutory and consolidated financial statements and producing the necessary documentation for financial communication of results and the summary of management reporting for the Executive Committee;

- managing the monthly and quarterly reporting cycle allowing management to measure the Group’s performance on a regular basis;

- designing and implementing Group methods, procedures and standards frames for Accounting and Management Controlling;

- identifying and carrying out the necessary changes to the Group’s accounting and financial information systems.

Within these divisions, the internal control of accounting and financial information is organized around the following elements:

- the Disclosure Committee (see Section 5.2.3.3);

- the Group Accounting and Controlling function;

- unified accounting and management reporting; and

- Group-wide accounting standards and methods.

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Unified accounting and management reporting

All of the Group’s entities participate in the Group’s management and monitoring cycle, which is composed of three basic components:

- the forecasting process (plan, budget, and periodic internal provisions);

- the process for producing statutory accounts and the Group’s consolidated financial statements; and

- the management reporting process.

The forecasting process (plan, budget, and periodic internal provisions)

The Group budgeting process requires regular updates of internal projections and management’s involvement. It is worked out by country and division, business unit, and Group subsidiary.

The budget must reflect the Group’s ambitions at each level of the organization. It includes a yearly goal based on year one of the multi-year plan and forecasts that are updated in May, including an updated second-half goal, and in October-November to better evaluate target figures for year-end.

The budget dossier is composed of:

- packages of financial data (including cash flow statements), along with comments summarizing, in particular, major actions;

- capital expenditure by project;

- and an analysis of risks and opportunities.

As part of the budget process, the divisions establish and analyze the performance indicators. The budget and updated projections are established on a monthly basis to be used as a reference for the Group’s monthly reporting.

Moreover, the Group draws up a multi-year plan with the main Group entities, setting out the medium-term financial trajectories for the Group and its main entities.

Process of preparing the companies’ statutory financial statements and the Group’s consolidated financial statements

The financial statements of Orange are prepared in accordance with the following principles:

- performing a pre-closing of accounts at the end of May and the end of November;

- anticipating the use of estimates and the treatment of complex accounting operations; and

- and formalizing closing processes and schedules.

As such, documenting the processes leading to the production of financial information up to the filling of consolidation packages constitutes a common framework for all contributors, thus strengthening internal control within the accounting and management controlling function.

Instructions from the Controlling and Accounting Divisions specifying the process and agreed timeline for each closing are circulated within the Group, and then broken down by subsidiary.

Consolidation packages are created monthly by Group entities according to IFRS accounting policies and entered in the Group’s consolidation and reporting tool.

The Group’s principles, when they are compatible with the local rules applicable to the statutory financial statements, prevail, in order to limit subsequent restatements. However, in the event that principles inconsistent with those of the Group are applied in an entity’s statutory financial statements and have a significant impact on measuring earnings and assets, the entity restates those items for consistency.

Identification, regular measurement, and reconciliation of accounting methods between statutory financial statements and Group standards are the responsibility of each entity and communicated to the teams responsible for the Group’s financial management.

The identification and assessment of unrecognized contractual commitments are covered by a specific report drawn up annually by the Legal and Finance Departments, working in close collaboration. The main contractual commitments made by the Group and likely to have a material impact on its financial position are considered by the Claims and Commitments Committee, (see Section 5.2.3.3 Executive Committee and Group governance committees).

Management reporting process

The reporting process is a major element in the control and financial information process. It is a major tool for monitoring, controlling, and for the Group’s General Management. The reconciliation of accounting and forecast data, along with the monthly review at each level of the Group contributes to the quality and accuracy of the information produced. This method, established by the Controlling and Accounting Departments, is repeated in all entities of the Group and at each level of the organization (business unit, division and Group).

The definition of Group report contents and media that are used to track the achievement of Group objectives is established on a regular and consistent basis. The financial data in reporting come primarily from the Group consolidation and reporting tool, and the reporting formats are standardized. The reports are validated by the country financial controllers.

This reporting allows to track the Group’s management and performance indicators, and is articulated around the following:

- a monthly performance chart aiming to provide the Chairman and CEO and the Executive Committee with the key operating indicators for the Group and the major events and alerts for the month;

- monthly reports broken down by published segment, line of business, and country; these include financial and operating indicators.

Business reviews at the Executive Committee level are organized by country under the authority of the CEO Delegate in charge of Finance and Strategy. Their purpose is to pilot the activity and review the updated end-of-year forecast. These monthly reviews are attended by the Group Finance Department with the country’s Manager and finance function. The Chairman and CEO participates in the quarterly reviews. These reviews are based on a formalized report structure. Gathering of information for these reports is organized for each country according to the Group’s reporting instructions.

Group-wide accounting standards and methods

In order to draw up projected and actual consolidated statements, the Group has opted for the unification principle which implies:

- homogeneity of the reference system, the accounting methods and consolidation rules;

- the standardization of reporting formats;

- and the use of a common consolidation and reporting application within the Group.

Within the Group’s Accounting Department, the Department of Accounting Principles is responsible for defining and disseminating the Group’s accounting policies under IFRS standards. It also keeps an eye on norms evolution and formalizes on a systematic and structured basis the IFRS Group accounting policies through the Group’s accounting manual, closing instructions, and information or training meetings.

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This system is completed by the existence of accounting principles correspondents in the countries and divisions. It identifies accounting problems encountered locally, disseminates the Group’s accounting policies in divisions, countries, entities and accounts departments and ensures that the training needs of personnel with responsibility for the efficient application of the Group’s accounting policies are met.

ISO 9001 Quality Certification for the Accounting Department

Since 2001, Orange SA has obtained the ISO 9001 v2000 standard certification in the area of Quality Management for accounting services in France, issued by AFAQ/AFNOR. Since 2007, all of the departments in the Group Accounting Department based in France have received ISO 9001 v2000 certification. It has been decided that, starting from 2010, the process for the ISO 9001 v2008 standard awarded by AFNOR will be renewed for new three-year certification cycles.

This approach allows for each accounting process, to look for ways of improving, simplifying, and adopting best practices, so that the financial statements can be produced in a timely manner and so that they meet satisfactorily the regulatory quality standards.

The management of the accounting function annually clarifies quality targets, namely: improving the performance and services provided, building its partners’ trust, and increasing the professional standards of all involved.

5.4.3    Summary of works on Internal Control implemented under Section 404 of the Sarbanes-Oxley Act

Because it is listed on the New York Stock Exchange, Orange is subject to the US Sarbanes-Oxley Act. In accordance with the provisions of Article 404 of the Act, the Chairman and CEO and the CEO Delegate in charge of Group Finance and Strategy, must prepare a report in which they make a statement about the effectiveness of internal controls in the production of the Group’s financial statements, prepared in accordance with IFRS standards and presented in the Annual Report (Form 20-F) that is filed with the Securities and Exchange Commission (SEC) in the United States. The Statutory Auditors make their own internal control evaluation. The Management and Statutory Auditors Reports appear annually in the Annual Report on Form 20-F.

To better meet the requirements of Article 404 of the Act, Orange, under the Group’s Internal Control Department, implements a permanent program to reinforce the internal control culture across the entire Group.

By applying standards issued by the SEC, Orange has targeted its internal financial control system on significant risk areas, which has enabled it to be more relevant and more effective and to limit the Group’s assessments to the controls covering these risk areas.

Where the reliability of its financial information is concerned, Orange relies on an internal control organization based on the internationally recognized framework of the 2013 Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Orange classifies the five component parts of the COSO under two headings:

- control environment (governance committees, overall policies and procedures); and

- operational control (flows and processes).

The annual work program, which covers the control environment and the operational control, is made up of the following main actions, based on the risks that have been identified:

- perimeter: identifying Group Governance Committees, as well as areas relevant to the control environment and consolidated entities whose scope is in line with the audit of the financial statements. The subsidiaries acquired in 2016 were not included in the scope for evaluating the system. The weight of these subsidiaries compared with the Group’s consolidated data is as follows:

- African subsidiaries (Airtel in Sierra Leone, Cellcom in Liberia, Airtel in Burkina Faso, and Oasis in the Democratic Republic of the Congo): 0.5% of consolidated revenues and 1.5% of total consolidated assets,

- Groupama Banque (renamed Orange Bank in January 2017): 0% of consolidated revenues and 5.3% of total consolidated assets;

- scoping: identification by entity of the areas relevant to the control environment as well as flows and information systems supporting these flows;

- documentation on the internal control system implemented and the assessment of its effectiveness.

Financial internal control’s assessment work takes into account the internal audit work and risk management analyses, as well as work on fraud (prevention, detection, and investigations).

Furthermore, the Statutory Auditors carry out an independent evaluation of the financial internal control system.

The evaluation for the 2016 fiscal year did not reveal any material weakness. The Chairman and CEO and the CEO Delegate in charge of Group Finance and Strategy concluded that the internal control system that applies to the production of financial statements was operationally effective.

5.4.4    Compliance

As a responsible operator, Orange committed to conduct its operations in a sound business environment. Due to the international nature of its business, the Group must also incorporate a certain number of local and international regulatory and legislative constraints, which have an extraterritorial scope. To meet these challenges, in August 2012 the Orange group created its compliance organization. The Essentials2020 strategy, designed to drive the Group’s international growth as well as its development in mobile financial services and the Internet of Things, coupled with the ever-expanding field of Ethical and Compliance issues, has resulted in a change in Orange’s risk profile: that is why, in a decision on December 9, 2015, Stéphane Richard asked to strengthen the Group’s compliance system.

The Group compliance team was set up in 2012 and strengthened in 2015 and 2016. It reports to the Group Chief Compliance Officer, who reports in turn to the CEO Delegate for Finance and Strategy. This team is in charge of designing, rolling out and coordinating Group-wide compliance programs. It is backed by a network of Compliance Officers and legal counterparts across the main divisions and subsidiaries.

Issues may be referred directly between the Chairman and CEO and the Chief Compliance Officer of the Group. The latter is also co-Chairman of the Ethics Committee (see Section 5.6).

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Keeping non-compliance risks under control hinges on a relevant and well-suited approach shaped around a six-fold process. The main components of this approach, actively supported by Stéphane Richard and the entire Group Executive Committee, aim to identify and analyze the risks, roll out action plans to limit their impact on operations, make available a set of simple and effective control, and inform, train, and share best practices.

Non-compliance risks relate to a number of fields, particularly those of prevention of corruption and adherence to international economic sanctions.

Anti-corruption policy

The Group’s approach to preventing corruption is defined in a policy approved by the Group Ethics Committee and available on the Group’s website www.orange.com, under the heading Group/Governance. At the same time, a Group-wide prevention program covering various aspects was implemented:

- a risk analysis was carried out to better identify the actions that needed to be implemented;

- due diligence controls of partners were tightened up;

- a more complete contractual agreement was progressively included in contracts;

- thresholds were set on gifts and invitations, given or received, so that any overages must now be reported and approved by management. A dedicated app has been phased in to track reports and approvals of overages;

- an e-learning program dedicated to anti-corruption policy was rolled out across the Group in French, English and Polish, with Slovak and Spanish versions in the course of deployment;

- regular audits and an annual evaluation questionnaire control the deployment of all such actions;

- and finally, with the entry into force of the Sapin II Law of December 9, 2016, the Group has launched a program to ensure its compliance by June 1, 2017, with the eight measures set out by law to prevent and detect any corruption or influence peddling committed in France or abroad.

Adherence to economic sanction programs

Being a global group with development perspectives in a constantly changing environment requires keeping up to date with economic sanction programs and numerous and changing embargoes imposed on certain countries.

It is essential that Orange understand and analyze the potential impact of economic sanction programs on its activities. Therefore, since 2013, the Group strengthened its knowledge and its risk management in this field and has issued two internal documents: a Group policy and a legal and compliance guide on international economic sanctions. An analysis of our contracts and our partners is also carried out in order to safeguard our international development as best as possible.

5.4.5    Personal data protection

The Orange group’s activities involve a plethora of data processing, including personal data. Thus Orange is subject to the various regulations governing personal data.

With the explosion of digital, the risks to privacy and data have increased. The result is a proliferation of data laws adopted on every continent, and a tightening of existing regulations. Thus on May 25, 2018, a new general regulation on protection in the European Union will enter into force (1). It will bring changes to the implementation and monitoring of processing of data. Companies will therefore need to have the adequate resources to demonstrate to the data protection authorities, their compliance with the new European regulation on the processing of personal data.

European law has made Data Protection Officer a key role in this new internal organization, basing it on existing practices like in France. Orange, which has had a Data Protection Officer in France since 2006, decided to appoint a Group Data Protection Officer in anticipation of this new organization, so as to provide guidance through the significant changes in the new European regulation for all the Group. Since the new regulation was published in April 2016, the Officer has guided and coordinated impact studies on the new regulation and action plans required for the compliance expected as of May 2018.

Moreover, by May 2018, according to its activities and the countries in which it is located, the Group should appoint several Data Protection Officers (DPO) acting alongside the Group Data Protection Officer. These individuals, who are qualified in data protection laws and practices, will report to the highest level of the entities being represented. They shall be free of conflicts of interest and will act fully independently. They will be consulted on any question about protection; they will also provide operational guidance and control of practices to ensure adequate and appropriate protection within activities according to the risks incurred to data and privacy. DPO will be a contact point for people for data protection authorities.

(1) See Regulations, Section 2.2.1.2 Significant events in 2016 and the start of 2017.
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5.4.6    Security

The Group Security Division (DSEC), reporting to the Group General Secretariat, leads and coordinates actions to continuously improve security throughout the Group.

The Orange group has drawn up a Global Security Policy to structure the general framework (technical and organizational principles) to be applied and to define the organization, as well as the roles and responsibilities of all involved. The policy aims at improving security in the Company based on risk assessment and management and in particular the mitigation of the impact of incidents and crises. The policy is updated on a regular basis, according to developments in the environment and threat levels. The Group also has a personal data protection policy whose deployment is subject to regular monitoring.

The Global Security Policy applies throughout the Orange group. It is designed to support operating activities by early identification and management of risk. In addition, the policy meets the legal and regulatory requirements in all countries in which the Group has a presence.

The concept of “Global security” comprises four dimensions:

- information security (the security of our products and services and of our immaterial assets);

- security of physical assets;

- health and safety of people (customers, employees and other stakeholders);

- environmental security.

Security risk mapping, specifying the Group’s priorities and related action plans, is presented annually to the Group’s Executive Committee.

Group security policy is monitored and rolled out in all business lines and entities, and security measures are coordinated throughout the scope of the Group.

5.4.7    Insurance

Orange’s insurance policy implements a risk prevention and risk management strategy that identifies any vulnerabilities in connection with the Group’s growth and environment. In concrete terms, it organizes regular visits to Orange’s main sites in France and abroad, in partnership with the engineering of our insurers and brokers.

In addition, an ongoing dialogue keeps our insurers and service providers informed about any changes to the type or scope of our activities. This work is meant to facilitate the treatment and financing of the Group’s primary risks. Thus an insurance plan was taken out on the insurance and reinsurance market that covers different programs that are regularly renegotiated through tender offers for selecting brokers and risk-bearing insurers.

This insurance plan is designed to optimize the terms of transfer, based on the quality of coverage offered and its cost. The insurance policies issued under this plan reflect the nature of the Group’s risks and are adapted to the capacity currently available on the market for international companies of comparable size and activity. Regular benchmarking reinforces the suitability of current policies to the Group’s needs.

Furthermore, special attention is paid to the quality and solvency of insurers and reinsurers insuring our policies; their retention is conditional on the rating required of them in contractual commitments.

In addition, the Group Insurance Division works with the relevant Group entities, providing expertise and support for contractual loss prevention techniques written into agreements with customers and suppliers.

This policy has also made it possible to expand the scope of insurance coverage to nearly the whole of the Group’s revenues. Subsidiaries have been gradually integrated into the insurance umbrella taking into account the regulatory changes affecting the regional locations of our assets and activities.

However, the risk of damage to the telephone poles and open-wire lines of the overhead fixed-line network due to natural disasters remain self-insured. The resulting financial expenses are monitored in consultation with our in-house experts and the broker. Regarding these expenses, the Group does not consider the case has been made for an alternative financial structuring of these risks, and the traditional markets (insurance and reinsurance) do not offer an adequate transfer solution.

The insurance policies that make up the current plan are assigned to the protection of the following risks:

- risks of damage to property and the consequential financial losses;

- third-party and customer civil liability risks incurred during the management of the Company and the performance of its activities;

- risks associated with the Company’s vehicle fleets.

Specific policies are negotiated and set up, including:

- assistance for employees on business trips or who are expatriated;

- work site insurance (real-estate or construction projects);

- new activities (financial activities, banking).

The total cost of insurance cover provided by the Orange group program in 2016 amounted to approximately 0.04% of revenues for the fiscal year.

Moreover, through its captive insurance brokerage firm, the Group contributes to the design of programs to enrich the products and services offered to customers.

The Group Insurance Division’s management process, which involves various outside parties (consultants and brokers) at different stages, encompasses internal controls including the control environment, governance and ethics. Some of these areas have been assessed by the Group’s internal and external auditors to verify their compliance with internal control procedures.

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5.5  Statutory Auditors’ Report, prepared in accordance with Article L. 225-235 of the French Commercial Code (Code de commerce), on the report prepared by the Chairman of the Orange S.A. Board of Directors

This is a free English translation of the Statutory Auditors’ Report issued in French and it is provided solely for the convenience of English-speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

Year ended December 31, 2016

To the Shareholders,

In our capacity as Statutory Auditors of Orange S.A. and in accordance with Article L. 225-235 of the French Commercial Code (Code de commerce), we hereby report to you on the report prepared by the Chairman of your Company in accordance with Article L. 225-37 of the French Commercial Code for the year ended December 31, 2016.

It is the Chairman’s responsibility to prepare and submit to the Board of Directors’ approval a report on internal control and risk management procedures implemented by the Company and to provide the other information required by Article L. 225-37 of the French Commercial Code relating to matters such as Corporate Governance.

Our role is to:

- report on the information contained in the Chairman’s Report in respect of the internal control and risk management procedures relating to the preparation and processing of the accounting and financial information, and

- confirm that this report also includes the other information required by Article L. 225-37 of the French Commercial Code. It should be noted that our role is not to verify the fairness of this other information.

We conducted our work in accordance with professional standards applicable in France.

Information on the internal control and risk management procedures relating to the preparation and processing of accounting and financial information

The professional standards require that we perform the necessary procedures to assess the fairness of the information provided in the Chairman’s Report in respect of the internal control and risk management procedures relating to the preparation and processing of the accounting and financial information. These procedures consist mainly in:

- obtaining an understanding of the internal control and risk management procedures relating to the preparation and processing of the accounting and financial information on which the information presented in the Chairman’s Report is based and of the existing documentation;

- obtaining an understanding of the work involved in the preparation of this information and of the existing documentation;

- obtaining an understanding of the evaluation process in place and assessing the quality and appropriateness of its documentation with respect to the information on the evaluation of internal control and risk management procedures;

- determining if any material weaknesses in the internal control procedures relating to the preparation and processing of the accounting and financial information that we would have noted in the course of our work are properly disclosed in the Chairman’s Report.

On the basis of our work, we have no matters to report on the information relating to the Company’s internal control and risk management procedures relating to the preparation and processing of the accounting and financial information contained in the report prepared by the Chairman of the Board of Directors in accordance with Article L. 225-37 of the French Commercial Code.

Other information

We confirm that the report prepared by the Chairman of the Board of Directors also contains the other information required by Article L. 225-37 of the French Commercial Code.

Paris La Défense, March 22, 2017

The Statutory Auditors

French original signed by

KPMG Audit A division of KPMG SA Marie Guillemot Partner	Ernst & Young Audit Charles-Emmanuel Chosson Partner
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5.6  Corporate social and environmental responsibility

This section includes all the corporate, social and environmental information that should be included in the Report of the Board of Directors to the Shareholders’ Meeting in application of Article L. 225-102-1 of the French Commercial Code and its decree of application.

More detailed information on the Group’s corporate, social and environmental commitments, impacts and performance is available on the orange.com website under the heading Commitments/ Responsability/Reporting. All quantitative indicators are also presented in that reporting.

A clear strategic vision

Orange has a firm belief: digital technology is a powerful driver of economic and social development. The unbelievable potential for progress and innovation that it contains must be accessible to the greatest number of people.

The Group’s CSR policy is thus built on this value of shared progress. Promoting the emergence of more inclusive, more sustainable and more collaborative solutions, it introduces new directions for value creation for society as a whole as well as for Orange.

An integral part of the Group’s strategy, the CSR policy mobilizes its subsidiaries around three drivers of sustainable performance: building the confidence of customers, supporting local economic and social development in each territory and managing environmental balance.

Based on constructive listening to the Group’s stakeholders, and an internal culture that promotes innovation, the commitment as corporate citizen gives the same meaning to all the activities: making the most of digital technology to accelerate progress for all.

- Orange, a guide in the digital world: the Orange group takes pride in offering all its customers the best experience of new technologies, and providing support and protection for their digital life. Orange is also aware that its performance involves being mindful of its employees, managing its supply chain and engaging in dialogue with its stakeholders.

- Orange, an operator working for economic and social progress: Orange combats all digital divides, whether geographical, economic or physical. It aims to meet the basic needs of all users through its products and services, and to put its technology at the service of development in the countries where it operates. Orange supports digital initiatives and local ecosystems to foster the emergence of more open, collaborative and supportive business models.

- Orange, a player in the environmental transition: the explosion of digital uses means the Group faces a difficult environmental balance. Orange is actively working to reduce both its own impact and that of its customers. At the same time, the Group is striving to ensure that digital innovation facilitates society’s environmental and energy transition.

A holistic approach

Orange implements the principles of inclusion, materiality and responsiveness as defined in the AA1000 APS (2008), the international reference for Corporate Social Responsibility that focuses on taking stakeholders’ requirements into account. The Group has also adopted the principles defined in the new ISO 26000 standard relating to Corporate Social Responsibility and the guidelines set forth by the Global Reporting Initiative (GRI).

The Group’s CSR policy is managed by a dedicated organization: the Group CSR Department, which regularly reports to the Board of Directors and the Executive Committee. The CSR strategy and the roadmap for the coming years are ratified by the Governance and Corporate Social and Environmental Responsibility Committee (GCSER) of the Board of Directors.

In order to achieve optimum management of the actions undertaken in each entity, CSR sponsors, reporting to the highest organizational level, have been appointed in each Group function and entity operating in all the markets in which the Group is active. Meeting twice a year within the CSR Sponsors’ Committee, they ensure the implementation of the strategic orientations decided upon by the Group’s Executive Committee. A network of CSR managers monitors the operational deployment of the CSR policy. They meet at least quarterly, either by teleconference or, once a year, at a seminar.

To ensure the reliability of indicators and manage the proper application of the Group’s commitments in its various business units, Orange has had its CSR approach and achievements audited by one of its Statutory Auditors for several years.

Ethics: an integral part of the Group’s governance

Code of Ethics

Adopted in 2003, the Group’s Code of Ethics sets out the Orange group’s four commitments of respect, integrity, quality, and team spirit. It also describes the Group’s principles of action with regard to its customers, shareholders, employees, suppliers, competitors and all stakeholders in the countries in which the Group operates. The Code also mentions a certain number of individual behavioral principles to which each employee and director must adhere in their professional activity. It is available on the orange.com website under the heading Group/Governance. An education program on the principles of individual behavior and action is conducted by line management with the teams, in particular through ethics e-learning programs, to reinforce staff ownership of these principles.

The principles and rules relating to market ethics are set forth in specific documents, which supplement the Group’s Code of Ethics. These documents are intended to remind employees and directors of the Group’s companies of the current regulations and principles in this area and the need to fully comply with them, as well as certain preventive measures (in particular, the period during which “permanent insiders” are prohibited from trading in securities of the Group).

These documents, as well as the disclosure procedure for permanent insiders, were updated in 2016 to reflect the recent European regulation on market abuses and the AMF’s two guides on (i) ongoing disclosure and management of inside information and (ii) periodic disclosure by listed companies.

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Ethics Committee

The Group Ethics Committee ensures consistent application of the principles outlined in the Code of Ethics and of ethical practices through the Group. It advises entities on implementation of these principles. The Committee’s role is set out in the Code of Ethics. It reports annually on the performance of its roles and responsibilities to the Chairman and Chief Executive Officer and to the Chairman of the Governance and Corporate Social and Environmental Responsibility Committee.

In 2016, the Ethics Committee approved the revision of the procedure for reporting conflicts of interest as well as the how-to manual “Identifying, Preventing, and Managing Conflicts of Interest” and adopted the new stock market ethics code.

Network of ethical correspondents

The network of ethical correspondents in the various countries, entities and functions shares best practices in terms of communication and training in the field of business ethics. It covers all the geographical areas in which the Group operates, and the development themes selected are used to roll out country-specific programs taking into account regulatory and cultural aspects.

5.6.1    Social (employment) information

The labor reporting in this document is generally based on an HR employment data reporting system, and primarily on an “HR-Info” reporting system. For the Annual Report and Registration Document, these HR-Info data are joined by data from a financial reporting system (Magnitude). Only the HR-Info reporting system sorts by gender and social-professional category.

5.6.1.1   Employment

General changes in the number of Group employees

Launched in 2016, Orange’s promise to be a “digital and caring employer” provides a new footing for the relationship between the Group and its employees. It is a fundamental element of the Essentials2020 strategic plan, where the ambition is to build an incomparable customer experience. Thus Orange confirms that social quality is a necessary lever of economic performance and, for the first time, goes a step further by proposing an approach to be followed by the Group as a whole. The aim of this promise is to build a unique, digital, and caring employee experience:

- unique: Orange recognizes each employee’s situation and history, and turns their diversity into a lever of progress and group intelligence;

- digital: in a world that is going digital all over, digital is a tremendous opportunity to simplify employee relationships, just as Orange wants to simplify customer relationships, by transforming working methods for greater autonomy and cooperation;

- caring: Orange puts people at the center of its project. For Orange, being a people-oriented employer means staying close to teams and taking care of everyone - caring about their quality of life at work and allowing them agency in their own development.

Orange makes a commitment to every one of its employees with a shared, simple, strong promise, built together with more than 1,000 employees across the Group, which is for everyone, regardless of their entity: the promise to be a caring and digital employer.

In this context, the internal workforce has fallen, by 3.4% or nearly 5,000 full-time equivalent (FTE) staff, down from 2015, i.e. -3.4% (-4.6% in France and -1.7% outside France on a pro forma basis), allowing the Group to adapt to the changing needs of the business.

In France, several major changes had an impact on the Group’s consolidation scope in 2016: the integration of about 450 Mobistore employees within the Orange France division; departures from Fime (-163 permanent employees, -3 temporary employees) and Netia (-43 permanent employees, -2 temporary employees); the entry of Lexsi subsidiaries (+178 permanent employees on a cybersecurity project) and Orange Healthcare (+2 permanent employees) into Orange Business Services (OBS); the deconsolidation of Buyin (-67 permanent employees, -2 temporary employees); and the consolidation of Groupama Banque (+558 permanent employees, +25 temporary employees) into a new Orange Bank division. Against this background, the number of permanent employees continued to decline: -1,496 permanent contracts on a historical basis and -1,830 on a pro forma basis, for a decline of -1.6% and -1.9%, respectively.

In the Europe region, in 2016, the number of Orange Polska permanent employees declined (-453 permanent employees, or -1.5% on a pro forma basis), due essentially to staffing changes by Orange Polska, which continued to decline (-1,039 departures on a historical and pro forma basis, or -6.3%). This trend was partly offset by the growth seen in Spain (+319 permanent employees, or +4.8% on a pro forma basis), Romania (+93 permanent employees or +3.3% on a pro forma basis) via an influx of Orange Services employees; and Moldova (+165 permanent employees, or +18.3% on a pro forma basis), where the trend was accompanied by the acquisition of Sun Communications.

The MEA (Middle-East & Africa) region also showed a decline in permanent employees between 2015 and 2016 (-520 permanent employees, -3.4% on a pro forma basis), factoring in several first-time consolidations: Oasis SA (+147 permanent employees) into Orange Congo; entry of Cellcom Telecommunications Inc. in Liberia (+283 permanent employees, +80 temporary employees) as well as Airtel SA in Burkina Faso (+260 permanent employees) and in Sierra Leone (+175 permanent employees, +131 temporary employees). Besides these scope effects, the permanent workforce in the region’s countries remained stable overall, with the exception of Egypt (-4.8%), Madagascar (-5.5%), and Niger (-12.9%).

Finally, OBS International posted an increase in its permanent staff (+417 permanent employees, or +3.8%), primarily in the emerging countries (Egypt, India, Malaysia, and Mauritius), and grew stronger in Europe with the entry of Log in Consultants (Cloud-based activities) in Germany (+41 permanent employees) and the Netherlands (+85 permanent employees,+3 temporary employees).

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Number of employees - active employees at end of period	2016	2015	2015 (pro forma)	2014
Orange SA	88,092	90,468	90,468	92,452
French subsidiaries	8,126	6,952	7,281	7,552
France total (1)	96,218	97,420	97,749	100,004
International subsidiaries (1)	58,984	58,771	59,248	56,229
Group total	✔✔ 155,202	156,191	156,997	156,233

(1) Scope of financial consolidation: a company is assigned to the scope over which its revenues are consolidated.

✔✔  Item reviewed by KPMG: reasonable assurance.

Employees by contract type	2016	2015	2015 (pro forma)	2014
Permanent contracts	151,491	152,879	153,493	153,047
Temporary contracts	3,711	3,312	3,504	3,186
Group total	✔✔ 155,202	156,191	156,997	156,233

✔✔  Item reviewed by KPMG: reasonable assurance.

Employees by business line	2016	2015	2014
Sales & customer services	48.9%	46.7%	48.7%
Innovation & development	2.3%	2.3%	2.4%
Management & support	13.1%	13.0%	13.2%
Content & multimedia production	0.4%	0.5%	0.5%
IT & information systems	9.1%	8.7%	9.1%
Technical & networks	23.9%	23.9%	24.5%
Other	2.3%	4.9%	1.6%
Group total (1)	100.0%	100.0%	100.0%

(1) The Group reporting scope comprises all entities consolidated in the Group’s financial statements.

Employees by gender	2016	2015	2014
Women	36.1%	36.0%	36.0%
Men	63.9%	64.0%	64.0%
Group total (1)	✔✔ 100%	100%	100%

(1) The Group reporting scope comprises all entities consolidated in the Group’s financial statements.

✔✔  Item reviewed by KPMG: reasonable assurance.

Employees by age	2016	2015	2014
Under 30	12.5%	11.5%	10.5%
Between 30 and 50	51.2%	51.2%	51.3%
Over 50	36.3%	37.3%	38.2%
Group total (1)	✔✔ 100%	100%	100%

(1) The Group reporting scope comprises all entities consolidated in the Group’s financial statements.

✔✔  Item reviewed by KPMG: reasonable assurance.

Employees by geographical area	2016	2015	2014
France	61.6%	62.0%	63.6%
Spain	4.7%	4.5%	2.6%
Poland	10.3%	10.9%	11.9%
Africa, Middle-East, Asia	9.9%	9.5%	8.7%
Europe	4.6%	4.4%	4.5%
Orange Business Services	7.4%	7.2%	7.2%
Rest of the World	1.5%	1.5%	1.5%
Group total (1)	✔✔ 100.0%	100.0%	100.0%

(1) The Group reporting scope comprises all entities consolidated in the Group’s financial statements.

✔✔  Item reviewed by KPMG: reasonable assurance.

The change from 2015 to 2016 in temporary contracts showed an increase of 5.9% on a pro forma basis at the Group level (+207 temporary employees), exclusively found in France, with a majority (56%) on commercial activities as well as network activities (or nearly 30%) of the Orange France division.

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Of the 3,711 employees on temporary contracts at the end of December 2016, 1,569 worked in France (more than 40%), of which 1,243 for the Orange SA parent, where 2,142 contracts were signed and 1,906 completed during the year.

The use of temporary employees occurs in France for two specific reasons: to face a temporary increase in activity or to replace an absent employee. Thus, change in temporary contracts has a pronounced seasonal profile, with an increase during the summer and end-of-year holidays.

For the year as a whole, this additional labor represented 3,428 FTE at the Group level, or 2.4% of the internal work force. This breaks down into 1,401 FTE over the France consolidation scope and 2,027 FTE internationally, that is 1.7% and 3.5%, respectively, of the internal workforce of this consolidation scope.

Recruitments and departures

Number of permanent external hires	2016	2015	2014
Orange SA	2,084	1,650	959
French subsidiaries	903	708	633
France total (1)	2,987	2,358	1,592
International subsidiaries (1)	7,214	5,593	4,465
Group total	✔✔ 10,201	7,951	6,057

(1) Scope of financial consolidation: a company is assigned to the scope over which its revenues are consolidated.

✔✔  Item reviewed by KPMG: reasonable assurance.

Between 2015 and 2016, permanent external hires increased significantly, by more than 28% (+2,250), both in France and internationally, and to a similar degree (+26.7% in France, +29.0% internationally).

In France (“financial consolidation” view), there were 2,987 permanent external hires in 2016, compared with 2,358 in 2015. These hires, more than 90% of which were for operational allow the Group to complete its strategic projects (especially the Very High-Speed Broadband plan) and anticipate the effect of the particularly high rate of acceleration expected for retirements in 2016, while strengthening the skills required by its digital transformation.

These 2016 external hires were mainly in retail sales (up 50% over 2015), Enterprise services, and networks, specifically network production (linked to the continued development of the FTTH program), and customer call-outs (nearly 40% higher than 2015). There was also hiring in the information systems area, for production and development engineering.

Internationally, there were 7,214 new hires in 2016 compared with 5,593 in 2015, an increase of 1,621 new hires (+29%), driven essentially by Colombia (more than 1,900 new hires in 2016 for a first half on a fully-year basis), in connection with significant turnover in call center activity, resulting from a highly competitive market in the region where the activity is located; and Spain (+538), in connection with the additional jobs created for the integration of Jazztel. On OBS internationally (Equant), the intake remained substantial (around 25% of the Group’s total internationally), up 17% over 2015 (mostly in Egypt, Malaysia, and Mauritius). In the MEA region, hiring continued to slow, primarily in Egypt and in Madagascar, partially offset by increased hiring in Morocco.

Management of these new hires helps adapt them to changing business conditions and focus them above all on activities directly related to customer satisfaction. It is also one of the key levers for acquiring the skills required for the Group’s digital transformation under the Essentials2020 strategic plan.

Number of permanent employee resignations	2016	2015	2014
Orange SA	126	129	166
French subsidiaries	297	284	236
France total (1)	423	413	402
International subsidiaries (1)	3,729	3,329	3,321
Group total	✔✔ 4,152	3,742	3,723

(1) Scope of financial consolidation: a company is assigned to the scope over which its revenues are consolidated.

✔✔  Item reviewed by KPMG: reasonable assurance.

Number of permanent employee dismissals	2016	2015	2014
Orange SA	38	38	52
French subsidiaries	40	38	43
France total (1)	78	76	95
International subsidiaries (1)	2,349	2,388	2,348
Group total	✔✔ 2,427	2,464	2,443

(1) Scope of financial consolidation: a company is assigned to the scope over which its revenues are consolidated.

✔✔  Item reviewed by KPMG: reasonable assurance.

Like external hires, the final departures of permanent employees (1) of the Group increased significantly this year, by nearly 2,100 (+18.6%), from 11,252 in 2015 to 13,343 (✔✔ reasonable assurance) in 2016. This trend, which we see both in France and internationally in similar proportions, is due to four different factors.

(1) This indicator includes the provisional balance of hirings and departures of employees that are temporarily not working (inactive employees: long-term medical leave, extended leave, unpaid leave, etc.).

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In France, the increase of nearly 800 additional departures (+17.1%) over 2015 (5,431 departures in 2016, vs. 4,637 in 2015) is exclusively tied to retirements, in connection with the demographic structure of eligible populations (4,518 retirements in 2016 vs. 3,542 in 2015, an increase of nearly 28%). Other types of departures remained stable overall, except for the balance of temporary hirings and departures (taken into consideration in the calculation of final departures), still negative but with 150 fewer departures than in 2015 (nearly 50%).

The international consolidation scope showed an increase of 1,297 final departures (nearly 20%) on a historical basis compared with 2015 (7,912 departures in 2016 vs. 6,615 in 2015), primarily caused by:

- a first fiscal year on a full-year basis for Jazztel Colombia, marked by very high turnover (more than 1,600 departures), on a call center activity located in an employment pool rich in competing companies, where the job market is extremely competitive;

- an increase in departures in Spain (about 450 additional departures vs. 2015), via a voluntary departure plan;

- voluntary departure plans in the MEA (Middle-East & Africa) region; in Congo, Niger, and Ivory Coast (about 250); and the continued reorganization of the region’s network area, begun in 2015, along with fewer departures than in 2015 for Jordan and Egypt, with the weight of final departures still substantial in spite of everything (35% of the MEA total in 2016) in Egypt, in light of the local economic situation.

Professional integration of young people

Professional integration - Group in France (1)	2016 (4)	2015	2014
Number of new intern students received during the year (2)	2,614	2,615	2,567
Number of work-based learning contracts signed during the year (3)	3,690	3,639	4,485

(1) Orange SA and its subsidiaries with workforces in France.

(2) Applies to students who have signed their internship agreement during the year.

(3) Apprenticeship and professional-track contracts.

(4) Numbers given for 2016 are provisional.

Signed on December 23, 2015 with the trade unions, the 2016-2018 intergenerational agreement confirms and strengthens the Orange group’s commitment to the professional integration of young people. It thus provides for having at least 4,300 employees on average on work-study contracts within the Group in France, and at least 2,150 employees on work-study contracts as well as 2,500 interns each year throughout the period.

These commitments were met in full in 2016: 5,138 employees on work-study contracts were present at December 31, with nearly 3,700 of them having joined the Group in 2016. More than 2,600 interns were also welcomed during the year. Representing 5.4% of permanent contracts at end-December, our professional integration rate in France remains high - above our commitments to the trade unions and our legal obligations (5%).

The Group’s commitment is also made clear in its drive to bring these young people on work-study contracts or in internships into its midst over the long term. More than 40% of permanent hires in 2016 for the Group in France (more than 1,200 hires) have come from this population.

External workforce

Interim employees - Group France (1)	2016	2015	2014
Amount of payments made to external companies for employee placement (in millions of euros)	29.70	31.91	32.44
Average monthly number of interim employees (2)	669.7	722.0	730.0

(1) Scope of financial consolidation: excludes companies with employees in France but whose revenues are consolidated under the “international” business consolidation scope.

(2) Calculation of interim employee expenses posted in France Group’s results.

Temporary work is used during temporary increases in activity, particularly the launch of new products and services, as well as sales campaigns and promotional offers.

The use of temporary staff is presented in full-time equivalents (FTE) and as a monthly average over the year. It was in decline from 2015 on a historical basis (-7.2%) or a pro forma basis (-5.1%), driven primarily by retail customer service activities, and to a lesser extent by business customer services.

In 2016, it is used mainly in commercial areas, particularly retail sales and services and, to a lesser extent, sales and Enterprise services. Less important on network activities, it accounted for only a small volume on information systems.

The Group recommends using interim employees rather than workers on temporary contracts for assignments shorter than two months. This external labor represents 0.59% of the Group’s total workforce.

Outsourcing

Outsourcing - Group France (1)	2016 (2)	2015 (3)	2014
Amount of subcontractors (in millions of euros)	2,166.8	2,009.4	1,874.6
Full-time equivalent workforce (monthly average) (4)	29,384	27,178	24,981

(1) Scope of financial consolidation: excludes companies with employees in France but whose revenues are consolidated under the “international” business consolidation scope.

(2) Numbers given for 2016 are provisional.

(3) Numbers for 2015 were updated.

(4) Calculation of outsourcing expenses posted in the statutory financial statements of companies in the Group France consolidation scope.

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The use of employees belonging to external companies takes the form of service contracts.

In France, it is used mainly in the networks in relation to technical work (on networks and on customers’ premises), studies, engineering, architecture as well as in customer relations and customer services (essentially Retail Services and to a lesser degree Enterprise Services). It is also present in the information systems area, regarding design, development and integration.

The use of outsourcing represented 29,384 full-time equivalent employees (as a monthly average) at the end of December 2016, compared with a pro forma of 27,186 FTE one year earlier, for an increase of 8.1%. This external labor accounted for 25.9% of the total Group France workforce (Orange SA and Group subsidiaries active in France). This upward trend is a result of the efforts deployed by the Group to pursue the development of fiber (FTTH network production and customer connection) and is also seen for service activities, specifically in response to the weather events in the spring of 2016, as well as for Retail and Entreprise customer activities, tied to the change in business volume.

5.6.1.2   Compensation

Compensation policy

Compensation policy is a fundamental component of management, designed to meet the Orange group’s strategic objectives and consistent with the other HR policies (recruitment, career development, training and working conditions).

This policy is part of the Essentials2020 strategic plan that aims to build a people-oriented and digital employer model. Its particular aim is to recognize the individual and group contributions to customer satisfaction and to sharing value in all of the countries. It encourages the balance between economic performance and social quality. This policy aims to allow the Group to achieve its goal of being a benchmark employer, in order to attract the new skills it needs, and contributes to the Corporate Social Responsibility approach.

Group guidelines in this area closely mirror local conditions so as to encourage employees to endeavor individually and collectively to achieve business objectives, through their individual commitment and team spirit (1).

Thus, within the framework of these guidelines, compensation and recognition can take many forms, both monetary and non-monetary, including social benefits, with a view to offering employees a motivating overall package. It is based primarily on:

- the fixed compensation, which recognizes the skills and responsibilities of the employee in his professional activity, and his contribution to the Group;

- the variable portion, which rewards individual and group performance, through the achievement of both quantitative and qualitative targets in the service of sustainable customer satisfaction;

- collective compensation plans, including incentive bonuses and profit-sharing in France, which reward collective success and ensure that the value created by the Company is shared with its employees;

- benefits programs, covering health, death and disability insurance, savings and retirement, in addition to non-monetary items, which are intended to meet employees’ specific needs and are socially responsible solutions that also develop a sense of belonging to the Company. Employee shareholding programs are another part of this purpose, and help to increase employees’ share in the Group’s capital.

The cost of the compensation policy must be funded by each business unit taking into account anticipated growth in revenues, and the policy’s foreseeable consequences on reported EBITDA.

The compensation policy of the Group’s various business units is measured and monitored closely with the Finance Department, and must take account of local conditions, notably legal obligations, the macroeconomic environment, employee turnover, compensation policies and the positioning of compensation observed elsewhere in the market.

In France, studies carried out by the Internal Compensation Survey showed consistency in the compensation practices across all of the Group’s companies, and compensation practices in line with the rest of the market.

Fixed wages are raised to reward a significant increase in skills or responsibility, as well as to support efforts to adapt skills in line with those needed to transform the Company.

Variable compensation rewards the achievement of individual and collective targets:

- managers, who play a major role in mobilizing their teams, and supervisory staff benefit from variable half-yearly individual variable compensation based on achieving the targets of the Group’s major programs and their own personal targets;

- all employees receive additional compensation related to performance criteria or results through corporate incentive agreements and the Group’s profit-sharing agreement in France.

Compensation - Orange SA	2016 (1)	2015	2014
Gross average monthly compensation (in euros)	3,977	3,873	3,733
Men	4,093	3,993	3,853
Women	3,771	3,660	3,521

(1) Numbers given for 2016 are provisional.

Incentives and profit-sharing agreements

Incentives

Incentive agreements are signed in the Group’s companies in France. They give the Company’s employees a collective stake in its results. In 2016, 30 of the Group’s French companies were covered by an incentive agreement. These agreements are based mostly on a financial indicator and operating priorities, including the quality of service provided to customers. When targets are achieved, the percentage of payroll paid out as the incentive bonus is usually around 4%.

Under the terms of the new agreement signed in June 2015 with Orange SA for the years 2015 to 2017, 70% of the incentive bonus is based on the achievement of an Operating Performance Indicator (OPI), and 30% on a Customer Service Quality Indicator.

The OPI is based on growth in revenues, control of operating expenses and optimization of investments. It covers the fixed, mobile and Internet businesses on all markets.

(1) In light of the diversity of macroeconomic environments and legal frameworks in the countries where the Group operates, each business unit develops a compensation policy appropriate for its specific context; the change in compensation indicator is not calculated for the scope of the Group as a whole.

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The Customer Service Quality Indicator measures customer satisfaction across the businesses, and in the residential, business and key account markets.

Incentive bonuses representing 4.11% of wages were paid in respect of 2015 in May 2016. For an average yearly salary of 46,500 euros, the individual incentive bonus came to 1,960 euros.

An additional incentive bonus for the 2015 results, proposed by the Chairman and Chief Executive Officer and approved by the Board of Directors, was paid in June 2016, in the amount of 395 euros (for an average salary).

For 2016, a provision assessing Operating Performance and Quality of Service was recognized at December 31, 2016.

(in millions of euros)	2016	2015	2014
Orange SA incentives	191 (1)	175 (2)	210
Additional Orange SA incentives		34

(1) Amount funded at December 31, 2016.

(2) Updated 2015 amount.

Profit-sharing

An employee profit-sharing agreement was signed with the trade unions in June 2013 in France, replacing the previous agreement signed in 1997. This agreement applies to the employees of Orange SA and its majority-owned French subsidiaries. As Director or Officer, the Chairman and Chief Executive Officer does not benefit from profit-sharing.

Using a dispensatory calculation formula, the special profit-sharing reserve of each company is equal to 4% of its operating income (French standard), and the Group’s profit-sharing reserve amounts to the sum total of the positive special profit-sharing reserves of the companies that are party to the agreement.

The Group’s special profit-sharing reserve is distributed to eligible employees, 20% based on hours worked and 80% in proportion to their annual gross salary. Employees may choose whether their individual amounts are paid to them directly or deposited in the Group Savings Plans.

The following table shows the amount of profit-sharing distributed over the last three years under the Group profit-sharing agreement.

(in millions of euros)	2016	2015	2014
Special profit-sharing reserve of the Group	154 (1)	160 (2)	163

(1) Amount funded at December 31, 2016; including 149 million euros funded in the Orange SA accounts.

(2) Updated 2015 amount.

Employee shareholding plan: Orange Ambition 2016

Pursuant to the decision of its Board of Directors on October 21, 2015, Orange introduced a stock option plan for employees entitled Orange Ambition 2016, to increase the Group’s employee shareholding. More than 45,000 people in the 29 participating countries subscribed for 11.2 million shares through the Group Savings Plan in France and the International Group Savings Plan outside France. On April 26, 2016, the subscription price was set at 11.92 euros per share, which is the reference price minus a 20% discount, plus an employer’s contribution of up to 80 shares per person in France and up to 100 shares per person outside France. This operation led to a capital increase on May 31, 2016.

5.6.1.3   Work organization

Working hours organization

Number of part-time employees by proportion of working time	2016	2015 (1)	2014
Less than 30%	8,372	6,144	2,815
30% to 49%	108	151	198
50% to 59%	4,032	4,963	5,992
60% to 69%	4,077	4,444	4,389
70% to 79%	2,447	2,269	738
80% to 89%	5,510	6,118	6,648
90% to 99%	2,008	1,644	1,434
Group total	26,554	25,733	22,214

(1) The breakdown for 2015 was updated.

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At the end of 2016, the number of part-time employees in the Orange group was 26,554, or 17.1% of the Group’s active workforce, compared with 16.5% in 2015, an increase of +821 employees or +3.2%.

These employees are mainly active in France (22,405 at end 2016, or 84.4% of total part-time employees in the Group), and for 75% of them, active in one of the systems resulting from the agreements benefiting seniors and adjusting their preparation for retirement. These agreements ushered in the “Part-time for seniors” (TPS) system, extended for one year as part of the “seniors employment” initiative of the intergenerational agreement, signed with the trade unions on December 23, 2015. It is thus available to retiring employees until 2021 according to the chosen formula.

The success of these systems has been borne out - nearly 4,800 new employees joined them in 2016, bringing the number to 26,000 enrolled since their creation. These results confirm the success of the programs, enabling seniors to continue in employment while adapting their end of career and ensuring knowledge transfer and renewal.

These plans aim to adapt the working hours of seniors by freeing up a period of “free time” before their retirement. The amount varies from six months to three years depending on the plan. The employee remains part of the workforce during this period. The large volume noted in the category below 30% corresponds to this phase of the program.

Absenteeism

Number of employee days absence due to illness (1)	2016 (2)	2015 (3)	2014
Group total	1,108,955	1,287,010	1,225,245
o/w Orange SA	771,210	844,725	904,787

(1) The definition relates to employees on temporary contracts and employees on permanent contracts. It excludes work-based learning participants.

(2) The number given for Orange SA is for the year 2016, recorded at January 16, 2017. This number does not take into account any adjustments that occurred after that date.

(3) The results for 2015 have been updated based on final data for the Orange SA consolidation scope.

Number of employee days absence due to occupational accidents (1)	2016 (2)	2015 (3)	2014
Group total	43,521	52,947	56,772
o/w Orange SA	36,714	44,830	49,969

(1) This indicator covers employees on permanent contracts and employees on temporary contracts. It excludes work-based learning participants.

(2) The number given for Orange SA is for the year 2016, recorded at January 16, 2017. This number does not take into account any adjustments that occurred after that date.

(3) The results for 2015 have been updated based on final data for the Orange SA consolidation scope.

In 2016, further efforts were made to monitor the four key indicators comprising the health-safety and absenteeism scoreboard, which was deployed throughout the Group in 2012 and now covers more than 95% of the scope.

Group-wide, a notable improvement in the number of days of employee absence due to illness or occupational accident can be seen.

Absenteeism attributable to illness showed a nearly 14% drop; absenteeism following an occupational accident improved nearly 18%. There can be several reasons for the reductions in the number of days of lost time:

- time lost for less severe reasons (corroborated for occupational accidents by TGRAC 2016: see Section 5.6.1.5 Health and Safety);

- better understanding of the definition of occupational accidents (not including commuting accidents);

- earlier diagnostics and guidelines for treatment;

- better information and training in workplace health and safety (employees, managers, and CHSCT/CSS members);

- optimized medical coverage as part of the renewal of workplace health service approval and as part of the deployment of the global occupational health and safety agreement signed in November 2014;

- perceptible improvement in the quality of life at work (large-scale deployment of teleworking in the Group, real estate projects and modernization of premises, etc.).

Thus we can see the result of preventive actions due to the effective deployment of the Group’s health and safety policy.

5.6.1.4   Social dialogue

Organization of social dialogue

In France

In 2015, the Central Committee of the Orange Works Council (CCUES in French) met 13 times over 18 days.

In 2016, the CCUES met 13 times over 20.5 days. During the year, this employee representative body addressed 62 subjects, in addition to examining the resolutions adopted in respect of the management of Social and Cultural Activities (SCA).

62 items were presented to employee representatives, 37 of which were simply reported, and 25 of which were the subject of an information and consultation session. Of these 25 items, 17 related to annual reports and assessments provided by agreement or under the French Labor Code, six relating to proposed organizational or process changes, and two relating to draft collective agreements.

Lastly, 11 agreements and amendments to existing agreements were signed in 2016 within the Group, including two for Orange SA, four for the Works Council, and five for the Group France.

It should also be noted that the French Works Council, the body covering the Group’s French subsidiaries, met four times in 2016 to discuss nine topics relating to business, the financial position, and changes in employment and the Group’s structure.

In Europe

The European Works Council is a forum for discussion and dialogue on broad economic, financial and social issues that go beyond the borders of any single country (industrial and innovation strategy, major investment policies, acquisitions, employment, etc.). In 2016, it physically met three times: once in Paris (February), once in Athens (June), and once in Tours (November).

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There are 28 employee representatives in this Committee that today includes 19 countries: Germany, Austria, Belgium, Denmark, Spain, Finland, France, Great Britain, Greece, Ireland, Italy, Luxembourg, Norway, the Netherlands, Poland, Romania, Slovakia, Sweden and Switzerland.

Worldwide

The Worldwide Works Council was created under an agreement signed on June 23, 2010 with the goal of developing the social dialogue with all employees (38% of the Group’s employees are currently located outside France and 18% outside Europe), providing representation and a common body of information across the Group, including details of the overall business strategy and transnational projects outside Europe.

The Worldwide Works Council met in New Delhi on March 7, 8, 9, and 10. The Worldwide Works Council is comprised of 31 members who were renewed in 2015, representing the 21 countries across the world with more than 400 employees each. It meets once a year at the initiative of the Group’s CEO, or of his representative, the Group’s Human Resources Director. A new country has been represented since 2016: Morocco.

The employee representatives are trade union representatives, representatives appointed by elected employee forums, and employee representatives appointed through a democratic process in accordance with rules determined locally.

Collective agreements

During the year 2016, 11 agreements were negotiated and signed at the national level, including the agreement on digital transformation support on September 27, 2016.

The four major negotiations begun in 2015 continued in 2016. Furthermore, as part of wage negotiations, the following agreements were signed: the Orange SA salary agreement of April 19, 2016; the 2015-2017 Orange SA Incentives agreement of June 30, 2016 and the amendment to the Framework Agreement of February 27, 2001 instituting collective death and disability guaranteed and reimbursement of medical expenses in the Orange group.

At the world level, the Group continued to roll out the health and safety agreement by launching training for members of the Health and Safety Committees in the Africa & Middle-East region (six sessions organized in Dakar (two), Abidjan (two), Casablanca (one), and Cairo (one)).

The Group is conducting a review to prepare for future regulatory requirements regarding the impact of collective agreements on economic performance as well as employee working conditions, and is committed to the most relevant reporting on these items.

5.6.1.5   Health and Safety

As part of its CSR policy, the Orange group is committed to making it occupational health, safety and quality of life policy one of the cornerstones of its commitment. Its policy in this area is to ensure the safety of its employees, protect their health and improve their quality of life at work. The aim is to integrate health and safety into all activities in order to become the benchmark employer in the sector. The revision of the Group’s policy letter dating from 2012 is under way.

In 2016, support for the Orange group’s international business units continued, and was expanded. The deployment of an Occupational Health and Safety Management System (OHSMS) continued. The Health and Safety network is now well established, and can identify the players in health and safety in the Group’s various business units.

Training in appropriating the global health and safety agreement was administered in Dakar, Abidjan, Cairo, and Casablanca. The sessions included employee and management representatives.

Occupational health and safety conditions in France

People involved in prevention

The expertise and local support on health and safety issues is provided by about 220 OH&S (occupational health and safety) experts whose profession was recognized as a career of the future in 2015 for the Company as part of the Futur’O system. Renewal of this population continues, in step with the overall development of the Company and its organization. Access to this profession is achieved through career development for Company employees, and two training sessions were held in 2016 to meet the need. There were also several external hires, adding depth to the network. National leadership of that network provides the methodology and skills required for keeping expertise and local support where they need to be. Furthermore, they promote the exchange of practices between OH&S experts and units.

Renewal of the accreditation of the occupational health service is pending. Yet, as announced last year, this work rounded out the skill set within medical coordination, with the arrival of four occupational psychologists in 2016 and 2017. In the service of occupational physicians, these psychologists provide their expertise on issues with difficult group work situations. Significant regulatory changes in the El Khomri Law require a forward-looking assessment in terms of the Company’s ambitions on health for its employees, which will begin in 2017 once the conditions for the renewal of the accreditation of the occupational health service are known.

Periodic project reviews are developed with the business lines and units to define the topics requiring a specific approach with regard to alignment (work as assigned, as experienced, in reality, and employee experience), prevention, and social engineering challenges. The multidisciplinary approach also consolidates around a multitude of players (occupational physicians, nurses, OH&S experts, managers of the work environment, and social workers). It is embodied in Multidisciplinary Prevention or Project Groups (GPP) on the psycho-social risks, the study of the human impacts of projects, and the analysis of organizational transformations. This work is also driven by Multidisciplinary Prevention Commissions (CP2) and taken up at the national level by a CP3 that met twice in 2016. Other analysis and support missions were covered in 2016, including the new Orange working environment (NEO), the inclusion of analysis of work and practices in real estate projects, the AGILE method in-house, and remote work management at peak pollution times.

Outsourcing

Addressing questions of occupational health and safety in its relations with the companies which Orange regularly calls on for its production and maintenance activities is always a concern for the Company. In the area of intervention, regular meetings are now organized with key partners to work together on preventive measures to be implemented.

The Occupational Health and Safety Management System

The Company’s cultural shift towards the management of health and safety at work is continuing, and the systematic audits conducted in the operational units have shown a steady improvement since they were introduced in 2006. At the end of 2016, the overall compliance rate in relation to the Company’s framework, based on the major international standards, was 72% across all units, with 32% of units coming in above 75%.

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A tender offer was held in the second half to choose the external service providers supporting Orange in these audits.

Three-year survey on stress

In compliance with the agreement on stress assessment and prevention, the third three-year survey on stress in the Company was organized with the French National Stress Prevention Committee. This survey was conducted in May by the firm of SECAFI. The nationwide findings of a positive trend in the overall situation of the Company were discussed in September. For the first time, reporting in 87 secondary establishments across the Company’s 14 primary activities was organized in such a way that analysis and preventive measures could be implemented in close contact with the affected employees.

Agreement on the evaluation and adaptation of the workload

The negotiation begun in 2015 on this subject resulted in the agreement of June 21, 2016 signed by three trade unions representing more than 50% of employees. This agreement sets a methodological framework and common references for concrete understanding of the problems of workload in connection with changes in the workforce and skills. Since the second half of 2016, an agreement appropriation kit has been presented to CHSCT, call managers, and people involved in prevention. Since then, actions have been initiated in inter-CHSCT, for workload issues that arise locally or reorganization projects. CNSHSCT is informed of the implementation of this agreement.

The first agreement on digital transformation support of September 27, 2016

This agreement is part of a context in which digitization will transform work organization, working conditions, and the business lines. The commitments made under this agreement first require a forward-looking assessment by a team of multidisciplinary players and employee representatives within CNSHSCT.

Social dialogue on health and safety

Social dialogue in the area of health and safety is extremely important in the Group, either through agreements signed with the trade unions dealing with employees’ health and safety, or through statutory bodies (the 250 Health, Safety and Working Conditions Committees), or bodies formed by agreement, such as the National Health, Safety and Working Conditions Committee (CNHSCT) and the National Stress Prevention Committee (CNPS) in France. This has been developed in both directions so as to serve the CHSCT and the CNSHSCT, respectively.

Occupational accidents and illnesses

The health and safety indicators, presented in the joint Group performance chart together with absenteeism covered more than 95% of the workforce in 2016. Indicators are expressed on a calendar basis. The number of theoretical working hours over the year fluctuates by country. It is calculated based on the number of employees on duty (full-time equivalent), the number of annual theoretical working days, and the number of theoretical working hours per day in each country where the Group operates (source: ILO for the last two items).

Number of occupational accidents with lost time (1)	2016 (2) (3)	2015 (4)	2014 (4)
Group total	649	877	860
o/w Orange SA	481	617	681

(1) Occupational accidents with lost time and the associated number of days lost are recognized in accordance with applicable local regulations.

(2) The indicator was collected on more than 95% of the Group consolidation scope.

(3) The number given for Orange SA is for the year 2016, recorded at January 15, 2017. This number does not take into account any adjustments that occurred after that date.

(4) The results for 2014 and 2015 have been updated based on final data for the Orange SA consolidation scope. The definition of this indicator has changed (retroactive to 2014 and 2015). Employees on work-study contracts are now excluded.

Number of fatal occupational accidents	2016	2015	2014
Group total	0	1	5
o/w Orange SA	0	0	5
Frequency rate of occupational accidents (1)	2016 (2)	2015 (3)	2014 (3)
Group total	2.99	3.67	3.46
o/w Orange SA	3.97	4.82	5.03

(1) The frequency rate of occupational accidents corresponds to the number of occupational accidents with lost time per million theoretical working hours. These theoretical working hours are calculated based on the number of annual theoretical working days in each country where the Group operates (source: ILO). Occupational accidents with lost time and the associated number of days lost are recognized in accordance with applicable local regulations.

(2) The number given for Orange SA is for the year 2016, recorded at January 15, 2017. This number does not take into account any adjustments that occurred after that date.

(3) The results for 2014 and 2015 have been updated based on final data for the Orange SA consolidation scope. The definition of this indicator has changed (retroactive to 2014 and 2015). Employees on work-study contracts are now excluded.

Severity rate of occupational accidents (1)	2016 (2)	2015 (3)	2014 (3)
Group total	0.20	0.22	0.23
o/w Orange SA	0.30	0.35	0.37

(1) The severity rate of occupational accidents corresponds to the number of days of sick leave for occupational accidents per thousand theoretical working hours. These theoretical working hours are calculated based on the number of annual theoretical working days in each country where the Group operates (source: ILO). Occupational accidents with lost time and the associated number of days lost are recognized in accordance with applicable local regulations.

(2) The number given for Orange SA is for the year 2016, recorded at January 15, 2017. This number does not take into account any adjustments that occurred after that date.

(3) The results for 2014 and 2015 have been updated based on final data for the Orange SA consolidation scope. The definition of this indicator has changed (retroactive to 2014 and 2015). Employees on work-study contracts are now excluded.

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Number of employees whose cases were classed as occupational illness	2016 (1)	2015	2014 (2)
Orange SA Total	20	78	98

(1) The number given for Orange SA is for the year 2016, recorded at January 15, 2017. This number does not take into account any adjustments that occurred after that date.

(2) The 2014 result was adjusted by the final number.

The Group had no fatal accidents in 2016.

At the Group level, the frequency rate of occupational accidents is slightly down with an improved coverage rate. At the same time, the change in the number of accidents with lost time shows a notable decrease, driven by its trend across the Orange SA consolidation scope.

The indicator “number of employees whose cases were classed as occupational illness” concerns Orange SA exclusively. It shows an especially sharp decline. More than half of the occupational illnesses recognized are musculoskeletal disorders.

5.6.1.6   Training

Reporting with respect to international activities is in a phase of stabilization. It now covers more than 96% of the workforce.

Number of training hours (in millions)	2016	2015	2014
Group total	4.33	4.79	4.53
o/w Orange SA	2.79	2.96	2.97
Number of training hours per employee	2016	2015	2014
For the Group	28.7	31.5	29.8
For Orange SA	31.9	32.9	32.0

Orange’s training and skills development policy supports the promise to give its employees a unique, digital, and people-oriented experience.

Its ambition is to guide Orange employees in the development of their skills and support their career path through a renewed curriculum offering both varied and innovative modes of learning.

To meet these objectives, it is based around five key challenges:

- to allow every employee to maintain, develop, and gain recognition for his or her skills, in a personalized way;

- to secure the skills needed for supporting the Essentials2020 strategy;

- to educate and train all employees in the digital culture and digital practices;

- to support the development of the managerial model and provide a successful manager experience;

- and to develop cross-cutting skills to contribute to the success of the group and support career paths.

Under this policy, in 2016 Orange carried out the actions that allowed its employees to develop their skills in the areas of: networks of the future, know your client, Big Data, safety, and cyber-security.

At the same time, it pursued its actions to educate and train its employees in digital culture and digital practices, with the establishment of new digital visas and the launch of the software culture program.

Finally, the Orange Campus service, developed around three programs (indispensable paths, individual paths, and collective strategies), has guided managers through their transformation challenges.

For Orange France: the number of training hours per employee remained high at 34 hours, or about five training days per employee in 2016.

The push for training to accompany the strategic issues of Essentials2020 continued in 2016, with the accent on transforming the method of administering courses to include more digital formats and more modularity and, thereby, a more personalized offering.

Thus, in all areas, Orange is continuing its guidance of an incomparable customer experience, by developing exemplary end-to-end customer support:

- in the area of sales:

- in the Retail market, through these programs: Relationship skills for customer services, Guidance of Smart Store openings (55 shops opened in 2016) and the Opéra megastore (150 employees), and Managers Essentials2020 to coach the teams to an incomparable customer experience (1,000 managers impacted in 2016),

- in the Enterprise market, with the simplification of customer interactions via the programs Delivery, Come, Optimizing sales/digital/customer interactions as well as customer experience programs specific to each consolidation scope: Enterprise sales with Interfacing with different types of people, SME with Customer delight & sustainable customer relationship attitude - managing the customer portfolio;

- in the technical area:

- with guidance of the transition toward a better customer experience, the educational approach already begun in 2015 continues with The color of our service,

- and also through training in IS and networks, to meet customers’ desire for a higher-quality experience and better support from Orange, whether indoor or outdoor coverage, for richer connectivity.

Support for managers at all levels is the subject of specific programs in service, collective agility and overall performance.

For the MEA region: training access improved, with nearly 80% of employees trained in 2016. The average number of training hours per employee was stable (27 hours) compared with 2015.

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The training effort to support the Essentials2020 strategic plan covered mainly the following:

- the strengthening of marketing skills: all relevant employees in MEA subsidiaries took Customer-Centered Marketer courses;

- in B2C, there was an increase in the number of trainer training and certification sessions in 2016, with a total of 18 trainers across all MEA subsidiaries; 11,000 hours of training were administered in 2016 (+40%); and 600 interns were trained directly by the Sales Academy (+79%);

- the new Orange Money courses were deployed in 2016 in eight countries: Ivory Coast, Mali, Niger, Democratic Republic of the Congo, Cameroon, Senegal, Guinea, and Madagascar;

- on B2B, one of the top growth engines for MEA, 4,700 hours of training (including individual coaching) were provided, an increase of 27% over 2015;

- Orange Campus courses continued in 2016, in all countries in the area: indispensable paths, collective strategies, individual paths with the launch of “plate” dynamics: Middle-East, Indian Ocean, and Sub-Saharan Africa, with regional transfer of content. In 2016, 12% of the total number of training hours per employee concerned the delivery of programs for managers. Managerial culture is widespread across the region, thanks to the drive, energy, and investment of the subsidiaries.

For Europe, the emphasis was on customer service, Fiber, managerial training, and using the corporate social network.

- in Poland, more than 4,000 employees took training modules on Fiber, and more than 1,000 customer service employees were trained in new listening methods to better address customer requests. Manager training continued, with 900 managers trained in 2016;

- in Spain, the pool of in-house trainers gained 330 employees to continue internalizing the administration of training actions. A new method was introduced for customer service;

- in Romania, 800 shop sellers and managers were trained in the digital experience on the Orange Home line;

- in Luxembourg, technicians were educated about security;

- in the United Kingdom, the emphasis was on the corporate social network and workplace wellness;

- in Moldova, training was focused on management and taking initiative, and on project management with the AGILE method;

- in Slovakia, 160 employees were trained in Plazza, the corporate social network, and more than 900 frontline employees were trained in improving the customer experience;

- for Orange Belgium, 2016 was the year of rebranding, from Mobistar to Orange Belgium. Training programs revolved around the themes of “being Orange” and “cultural change,” and had 560 and 440 participants, respectively.

For Innovations Marketing Technology and Wholesale, the training priority was for:

- new products and services such as connected objects and mobile banking;

- the agility of networks, infrastructures, and information systems, with the virtualization of networks, the Cloud, and API;

- the operational agility of the teams, with AGILE methods and devops;

- the transformation into a software company by strengthening the software business lines spreading the software culture toward numerous business lines;

- the keys to incomparable customer experience, with design skills, Big Data use, and data security.

In marketing, the accent was on developing digital skills with the course entitled Pulling the right digital levers in the marketing approach as well as customer experience skill-building with three main pillars:

- the professional qualifications of marketing analysts, with a dedicated 11-day certification program;

- the 100% digital-format training on customer insight in the marketing approach;

- training on the new business models for improving the customer value proposal.

Wholesale activity, which is important for the Group, is supported by Wholesale Academy, allowing better sharing of specific knowledge in this area with all countries of the Group. 2016 marked a new stage, with an enriched training catalog and an increase in the number of sessions. The digital course offering was also expanded, particularly to countries in the MEA region.

For Orange Business Services: in 2016, in line with the Essentials2020 strategy, the development of key skills for the transformation continued, with a special commitment to customer experience and symmetry of attention for employees.

Highlights of training activity in 2016 included:

- 150 facilitators involved in the deployment of Customer Essentials Tour 2016 - Les Voix Essentielles, a course in interactive workshops given to 8,000 employees across all regions of the world;

- roll-out of Orange in Touch, focused on the customer experience, which continued with close to 1,000 employees trained in 2016, two-thirds internationally;

- start-up, with the sales teams in France, of new professional qualification and specialization programs, including the development of technical and cross-cutting skills, indispensable to doing business internationally; the programs will be ramped up in 2017;

- project management, which remains a skills area in which Orange Business Service invests, specifically with the AGILE methods, which are being added to the already much-used PMI, PMP, and synergy certifications;

- Software Defined Network (SDN), a technical subject for the development of new responses to business expectations;

- a Micro-learning campaign, first launched via Orange Learning, geared to all Orange Business Services employees, and in which 1,200 employees participated in France and internationally.

The training investment in 2016 also involved other important fields, with more than 500 employees trained in anti-corruption through e-learning courses, 1,000 employees trained under the OCEANE project (technical training), and nearly 2,000 employees trained in security.

In 2017, Orange will pursue our commitment in these activities and develop employee skills in the areas of cyberdefense, the IoT, and data.

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5.6.1.7   Promoting diversity and equal opportunities

Orange has made diversity and equal opportunity a major focus of its strategy through its human resources policy and its Corporate Social Responsibility policy. A key focus of Orange’s Employer Promise “to be a caring and digital employer,” Orange’s diversity policy is based on a strategic vision rooted in the belief that the management of individuals and their uniqueness in a benevolent climate is a key performance factor for the Company. This implies the need to eradicate all forms of discrimination and inequality, and foster a climate that allows people to “work well together”.

In 2016, for the first time, the Diversity Department and the CSR Department organized a “stakeholders’ dialogue” on workplace diversity and equality at the Group level, in connection with the Essentials2020 “listen in order to act” approach.

The objective of this dialogue: nourishing the Group’s diversity strategy with innovative proposals that meet the stakeholders’ expectations, thereby highlighting Orange internally and externally as a committed and pioneering social actor.

This is a two-part approach:

- Listen: measure stakeholders’ perception and expectations internally (members of the Executive Committee, employees, managers, HR) as well as externally (customers, NGO, trade unions, authorities) on the six major diversity themes: gender equality, origins, disability or temporary fragility, age, sexual orientation, and opinion;

- Act: to develop/adapt this policy at the local level, working with regions/countries to craft a local strategy and propose action plans that are suited to their strategic, business, regulatory, company, and social issues, with very extensive involvement of company employees.

In this dialogue, four major essentials were identified by stakeholders (in Senegal, within OBS Russia and OBS India, in Jordan, Romania, and five regions in France):

- Essential 1: workplace gender equality, a lever of transformation with unifying potential;

- Essential 2: increase the diversity of backgrounds: a performance factor of a digital and people-oriented employer;

- Essential 3: promote generation mixing in the teams to support the digital transition in all territories;

- Essential 4: detect weak signals to recognize the impacts of sensitive social issues in the Company.

This allows each Orange country to choose its “diversity” initiatives consistent with Group policy and local conditions; workplace gender equality remains a common priority shared by all Orange group units. The insertion and retention of people with disabilities and the integration of the vulnerable and potentially discriminated groups are the other most widely adopted issues.

This approach, which was rewarded with the 2016 Diversity Trophy, will gradually be spread to other countries beginning in 2017.

Beyond this global attitude, different themes draw special attention as part of the social dialogue or due to a special criticality, evaluated in France using the Orange diversity barometer.

Gender equality in the workplace

Percentage of women - Group	2016	2015	2014
% of women in the active workforce	✔✔ 36.1%	36.0%	36.0%
% of women in supervisory staff (1)	✔✔ 29.4%	29.1%	28.8%
% of women in management networks (2)	✔✔ 27.3%	25.2%	24.5%

(1) The “supervisory staff” indicator accounts for employees in the “senior management” category, which corresponds to the consolidation of Levels E, F and G of the French collective agreement on telecommunications (CCNT). Entities outside France rely on a document describing each level of the CCNT to match each of their employees to the relevant CCNT level.

(2) These are the executive and leadership networks, which had 1,086 executives between them at the end of 2016. These managers hold highly responsible positions in the Group.

✔✔  Item reviewed by KPMG: reasonable assurance.

Workplace gender equality is identified by stakeholders as a lever of transformation with unifying potential, common to all of the Group’s entities. Its deployment is steered by the Professional Equality Strategy Committee, and its policy deployed in the Group across four areas:

- equal pay, with a regular review carried out in each country. In France, unexplainable wage differences are minimal, standing at 0.63% (1) in a country where the overall proportion is exactly ten times higher (6.3%). With the corporate agreement on workplace gender equality dated July 9, 2014 and valid for three years, Orange is innovating by focusing on establishing conditions for workplace equality throughout employees’ careers;

- access by women to positions of responsibility, with a target of 35% of women in the Leaders management network and the management committees. In 2016, women accounted for 33% of the Executive Committee and 30.65% of management committees. The Group’s subsidiaries in Cameroon, Romania, and the Central African Republic are headed by women. Women account for 38.5% of Orange Tunisia’s Management Committee, and 43% of Romania’s. The women’s networks, which are usually open to men, have grown significantly in France under the Orange group’s umbrella network (Innov’Elles), with a geographical approach (50/50, Odace, 364°, etc.) and a business-line approach (SupportHer, MixIT, etc.). Networks have also been launched in businesses outside of France, in Niger and Mali, as well as at Orange Business Services (Happy Men MSC Mauritius, Double You Egypt, India, Scandinavian countries, and Slovakia);

- the balance of representation of women and men in all of the Group’s business lines: women represent 35.7% of permanent active workers throughout the Group as a whole. Actions targeting the educational system are being intensified, with the aim of removing hurdles created by a stereotypical orientation of young girls: Girls’ Day in Germany, Profesia day in Slovakia, and Shadowing days in France, Spain, and the international entities of Orange Business Services.

In France as part of the goal to increase the presence of women in technical positions, Orange pays special attention to the female percentage rate of its external hires. One of the drivers of this ambition is in the development of the “Girls Classes” system that offers job-seeking women the opportunity for training for technical careers and inclusion in Intervention Units. This system has been spreading to all regions since 2015, and has been expanded as part of the intergenerational agreement. Orange was recognized

(1) Study conducted as part of a doctoral thesis at Orange - C. Coron 2014.
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many times in this field in 2016, including the trophée de l’alternance au féminin (2016 business award for the number of women on work-based learning contracts) and the trophée de l’Entreprise Vertueuse (virtuous business award) for its promotion of women in technology professions.

To maintain its knowledge on this issue, Orange has, for the last six years, sponsored the Gender Scan survey (formerly known as MutationnellesTM) on the role of women in technical professions around the world;

- work-life balance: in 2014, the Professional Equality Strategy Committee decided to deploy the Charter on Work-Life Balance in all of the Group’s geographical areas.

Progress in terms of gender equality cannot continue unless there is change in management styles and, to a lesser extent, approaches to work organization. Orange Polska, Orange Spain, Orange Slovensko, Orange Romania and Orange Luxembourg as well as Orange Egypt have thus worked to develop flexible schedules and teleworking. In spite of these efforts, most family and domestic responsibilities still fall upon women, which can restrict their professional ambitions. Several studies show that these effects are not really felt by men. For this reason, male participation in initiatives promoting gender equality is essential. The Happy men clubs (created in France in 2013) allow men to share ideas on the work-life balance and on working environments favorable to gender equality. Their number has been growing since 2013 and they have expanded internationally since 2016.

Orange supports the actions of a number of women’s organizations that work to promote health and access to education within its subsidiaries in Africa.

Effectiveness of the professional Equality policy

The Group’s Professional Equality Policy undergoes a continuous improvement process and is evaluated as part of the Gender Equality European and International Standard (GEEIS). The strategy of the Group and of all of its European subsidiaries, Orange Egypt, OBS (global, Egypt, Brazil, Germany, and Italy) have been audited and accredited since 2011. This certification is an opportunity to review what is in place and create recommendations and global and local action plans to go further. In 2016, the Professional Equality Strategy Committee decided to expand this certification to all of the Group’s countries and to all facets of diversity.

The dialogue with stakeholders ongoing since 2016 contributes to this approach by incorporating the stakeholders’ expectations into these certification-generated action plans. In terms of workplace equality, overall stakeholders have confirmed that the guidelines adopted by Orange in recent years are relevant, stating that Orange was somewhat ahead of the curve in access to senior positions, but still needed improvement in terms of the numbers of women at all levels and in all technical business lines.

Employment and integration of people with disabilities

Disabled employees - Orange SA	2016 (2)	2015	2014
Number of disabled employees (1)	5,425	5,063	4,660
Amount of purchases billed to the protected sector (in millions of euros)	16.9	16.4	15.3
Integration rate (3)	6.8%	6.1%	5.4%

(1) Disabled employees declared in the French DOETH (mandatory declaration for disabled employees). The 2015 number was updated.

(2) Numbers given for 2016 are provisional.

(3) Integration rate calculated according to the DOETH procedures (the 2015 number has been updated).

In 2014, the Group signed, unanimously with the five representative trade unions, a fifth agreement for the employment and integration of people with disabilities covering the 2014-2016 period. This ambitious agreement is a continuation of Orange’s approach in favor of people with disabilities, and is aimed at achieving an overall employment rate of 6%, consistent with the target set by the regulations.

- Facilitation by disability correspondents in the divisions and business units was strengthened in 2016 by a cyclical pace of meetings and various reviews. This helped improve the correspondent network’s professional skills and educate managers.

- In the course of 2016, new partnerships and agreements were signed (IDF educational authority/University/multi-company agreement, PRITH agreement, etc.). The total number of applications received remained steady due to partnerships and actions taken by recruitment personnel. Participation in specialized employment forums for disabled applicants was maintained in 2016. This year these forums represented more than 33% of applicants for those who were hired, ahead of other sources such as CAP Emploi centers, schools, or other partnerships.

- Through participation in conferences, inter-company debates, and sharing of practices with other MIH (mission insertion handicap), new educational initiatives were rolled out in different locations across France in 2016, such as the Cercle des Équitables (Multi-company working group: first projects begun on disability issues, communication). Internal methods of communication such as publication of the newsletter: Le fil de la diversité (diversity thread), the “handicapaction” site, and the Plazza community are all strong information vectors.

- In 2016, at the annual event Semaine de l’Hangagement, the key topic of which was the different types of training programs, a specific presentation (including videos on the training programs) was available on the Group intranet portal on the Semaine de l’Hangagement community. Twenty-four online workshops and training sessions about accessibility were held. Event hosting on 50 sites (handibox: educational kit, Appility simulation app) was launched to familiarize every division in the Group and all of Orange’s departments with the everyday actions on the training topic, and to highlight the commitment to businesses in the protected and adapted sector.

- In 2016, training in recruitment and support for people with disabilities continued in the business units, supported by the actions taken during “Hangagement Week.”

- Efforts on the insertion of youths continued in 2016. More generally, hires in the area of technical networks were confirmed and more numerous.

- In 2016, the proactive policy for inclusion and job retention continued with a slowly increasing number of employment retention services. The number of employees who were reimbursed for their hearing aids by the disabled inclusion fund held steady compared to 2015, as did spending on requests for adapted transport. These were the top two expense items. There was an increase in French sign language (FSL) interpreting and velotyping positions.

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- The Ocara software solution for auditing site accessibility at Orange, rolled out in 2015, and opened up to the Open Source community in 2016 is now being used by other companies.

- The amount of purchases in the protected and adapted work sector (STPA) grew 3% in 2016 compared to 2015, with nearly 16.9 million euros. This was the result of the information and support work carried out for several years by contractors and purchasers.

As part of the stakeholders’ dialogue (DPP), disability-related issues have been identified as one of the top expectations in terms of diversity and equal opportunity throughout the Company’s ecosystem.

On December 5, 2016, Orange took part in the International Day of Persons with Disabilities (IDPD) for the second year in a row. The Group arranged innovative events in France and a number of its other locations. For instance, it launched a virtual-reality app for raising awareness of disability issues in the workplace: Appility. This initiative is a result of the issues raised by the DPP and embodies the Group’s commitments under the charter signed with the International Labour Organization (ILO) to promote the inclusion of persons with disabilities in the working world.

The purpose of Appility is to provide a living interactive experience that is consistent with the Company’s digital transformation strategy.

Using a virtual-reality headset or just a smartphone with 360-degree viewing capability, the Appility user is immersed in the game as an employee with a disability who must contend with various accessibility issues in the workplace. As users move through Appility, they find a short questionnaire about disabilities around the world and the solutions proposed by Orange.

On December 5, 2016, 37 of the Group’s locations volunteered to carry out Appility demonstrations with Orange employees as well as with the public in shops. More than 3,000 Google Cardboard virtual-reality headsets were distributed so that every participant could take full advantage of the app’s features, available in 10 languages.

As a supplement to Appility, the initiatives are many and varied depending on local conditions and regulations:

- changes in workstations and computing systems;

- adaptations in the functions of human resources;

- participation in recruiting forums for disabled workers;

- assignments given to protected workshops;

- disabled employees available for adapted reception structures;

- awareness training of employees and coaching sessions.

Anti-discrimination policy

In 2016, Orange strengthened its partnerships with associations through which more than 850 Orange employees worked to help young people from modest backgrounds, individually or collectively, enter the world of business.

- Thus, Capital Filles promotes access for high school girls from priority neighborhoods part of the urban and rural zone policies, through combined work-study programs and support from sponsors. 237 Orange tutors and delegates are committed volunteers. In 2016, nearly 5,000 young women received this support. The association is now present in 21 school districts in France, and has been used in Romania since 2014, after being adapted for local conditions. The Capital Filles association is chaired by Stéphane Richard.

- Passeport Avenir aims to give young graduates from modest backgrounds access to networks of excellence, and as such, to diversify the leaders of tomorrow. In 2016, Passeport Avenir continued, and began targeted programs like Étincelles for all high school and college students with working-class backgrounds. The Ambition program had 80 facilitators of which 25 volunteers from Orange. In addition, an Inclusive Leadership MOOC was launched. The association is now present in Morocco. Managers at Orange subsidiaries Meditel and Sofrecom are involved in local plans put together in partnership with the Moroccan Student Foundation. In France, Orange supports the initiatives of the association through the 200 volunteer employees who help youth and the commitment of several senior workers volunteering as skills sponsors. At this time, nearly 1,850 employees have been mobilized since the partnership began. Orange’s annual support has been budgeted at 70,000 euros for France. Passeport Avenir has been recognized as an association of excellence by the presidential program La France s’Engage.

- With Our neighborhoods have talent, Orange is also committed to the professional inclusion of young job-seekers, with higher degrees, aged less than 30, from priority neighborhoods or from underprivileged backgrounds. The system is broadly deployed in the region, e.g. in September 2016, Orange Normandie Centre held a meeting with young graduates to prepare them for future job interviews. 172 Orange senior managers assist and advise these young people in all aspects of their job search.

- To combat the digital divide and promote women’s access to technical professions, Orange provides support to women of all backgrounds for learning computer code by funding their training with Simplon.co.

- Orange is actively involved in the fight against academic failure in junior high schools in priority education zones, making a big contribution to the development of Énergie Jeunes, an association of the presidential program La France s’Engage. 174 Orange employees are committed to helping youths in junior high schools, and many senior employees also volunteer their skills. In the course of 2016, 29,400 high school students were trained by Orange volunteers.

Orange aims to be innovative in terms of the effective leverage of diversity, and takes part in numerous studies and a broad range of thinking on this issue, particularly as regards the impact of stereotypes on careers. In 2015, studies focused mainly in two directions: the impact of physical appearance on careers, the result of work with the AFMD; as well as the benefits on creativity and innovation in heterogeneous multi-age teams. This focus was the subject of the fourth and last panel of the study on stereotypes: stereotypes and ages. On the strength of these lessons, the Group’s Diversity Department designed and introduced the 2016 roll-out of a training module about physical appearance and stereotypes.

In complement with the Stakeholders’ Dialogue, Orange in France participated for the fourth consecutive year in the diversity barometer, measuring the equal opportunity climate as perceived by employees. In this new edition of the barometer, age appeared as the major criterion of discrimination of which employees believe they could potentially be victims of one day in the Company. The type and impact of initial degrees on the career trajectory are the second and third potential criterion for discrimination in business.

The inclusion of LGBT employees in the Company had been identified as a priority in the previous editions of the barometer. In this direction, Orange continues to support Mobilisnoo, the association of the Group’s LGBT employees through awareness campaigns. Orange also reaffirmed its commitment to inclusion of all women and men within the Company during the International Day Against Homophobia and Transphobia (IDAHOT) on May 17, 2016.

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5.6.1.8   Compliance with the core conventions of the ILO

Orange was one of the first companies to sign up to the United Nations Global Compact in 2000. Respecting the fundamental principles set out in the Universal Declaration of Human Rights and by the International Labour Organization explicitly features in the Group’s Code of Ethics.

In 2006, Orange signed a global agreement with the Global Union Alliance UNI on fundamental employment rights. Through this agreement, the Group reaffirmed its desire to respect fundamental human rights, both internally and in its relations with its suppliers and subcontractors.

This agreement reinforced the responsible purchasing clause, entitled “Ethical practices - Corporate Social Responsibility”, already present in all contracts with suppliers at the Group level. Pursuant to this text, Orange ensures that its suppliers and service providers take into account:

- efforts against all forms of compulsory or forced labor;

- prohibition of child labor;

- non discrimination.

These commitments are implemented in the different countries in accordance with the local context and national sovereignty.

The Orange group draws on its policy of dialogue with stakeholders to identify priority issues in each country and put the appropriate actions in place.

Orange’s management, the UNI global union and its French trade union members, and Orange’s representative in the Global Union meet twice per year to review current international operations and major development and acquisition projects.

5.6.2    Environmental information

The explosion of digital usage means that Orange must face a difficult environmental balance: to promote technological choices that limit environmental impacts, while still monitoring the quality of investments to offer its customers useful, high-performance services. For many years Orange has taken a proactive approach to managing risks and impacts, helping to protect the environment and maintain the confidence of its stakeholders, while seizing new opportunities related to the development of “green” technologies. The COP21 conference, held in Paris at the end of 2015, gave Orange, an official partner of the event, the opportunity to reaffirm its commitment, and to set two priorities: a 50% reduction in its CO2 emissions per customer use by 2020 (compared to 2006), and the integration of the circular economy within its organization and its processes.

Orange on the road to the circular economy

For many years, Orange has been tracing the impact of resources and commodities on its activity, to optimize its processes by reducing the environmental impacts of its services, and also to help its customers reduce theirs. That is why deploying the circular economy is a strategic challenge for Orange.

This commitment, formalized at COP21, was reaffirmed at COP22 in Marrakesh for Global Climate Action.

Since the beginning of the year 2015, Orange is a member of the program Circular Economy 100 of the Ellen Macarthur Foundation, the reference player in the subject, in order to accelerate its own transition towards the circular economy, by sharing best practices with other committed players in the process.

Thus Orange is resolutely on the road to the circular economy: from analyzing rare resources to implementing the circular economy, economic models and processes are gradually being updated in connection with Orange’s entire ecosystem. This includes several focus areas: eco-design, actions for limiting the consumption of critical resources, optimizing waste management, and the possibility of giving electronic and electrical waste a second life.

This process also contributes to the objective of reducing CO2 emissions.

To move ahead in this area, a special dialogue was launched at the Group level in 2016, with external and internal stakeholders (see Chapter 5.6.3.3).

5.6.2.1   A structured approach

An annually updated environmental roadmap sets out very ambitious formal action plans for each country in order to meet the objective of significant savings, while responding to the explosion in traffic and uses. The policy is monitored by the Executive Committee on the basis of quarterly targets.

Environmental Management System

In order to achieve its targets for reducing environmental impacts and risks the Group has been progressively rolling out ISO 14001 compliant Environmental Management Systems (EMS) in its main countries of operation. The ISO 14001 standard describes how companies should organize themselves to manage the environmental impact of their activities. Orange has decided that its objective is to expand the Group’s ISO 14001 certified scope to 60% by the end of 2016.

At the end of 2016, the certified scope was 66.87%. Orange France became one of the 100% certified subsidiaries. In 2016 all of the Group’s ISO 14001 certified organizations successfully passed their renewal or monitoring audits. The indicator measuring the size of the certified scope with respect to all activities grew by one-third over 2015.

	2016	2015	2014
Proportion of scope certified	✔✔ 67%	50%	41%

✔✔  Item reviewed by KPMG: reasonable assurance.

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ISO 14001 certified entities at end-2016

Subsidiary	Scope
Orange Polska	All mobile activities
Orange Spain	All activities and sites
Orange Slovensko	All activities
Orange Egypt	All activities
Orange Marine	All installations and vessels
Orange France	All activities
Group’s registered office	Certified
Orange Moldova	All non-network activities (11% of scope)
Orange Mali	All activities
Orange Business Services	Cesson-Sévigné site, Cairo, and its main Parisian site, Orange Stadium
Orange Romania	All activities
Orange Senegal	50% of scope

NB: The home office of unconsolidated subsidiary Orange Tunisia, along with two of its largest technical sites, have also been certified.

Awareness-raising and training for people involved

Training and information is given to employees at several levels by the Group Environmental Department for local correspondents and by internal communications for other employees.

Initiatives for awareness raising and discussion thus encourage each employee to include the objectives of responsible growth in their daily activities. Particular emphasis is placed on raising the awareness of management, which play a key role as intermediaries to their teams. Dedicated training courses are delivered regularly.

An Orange Expert Community bringing together all Group experts on environmental issues provides a forum for dialogue and sharing best practices, and to develop professional skills on environmental challenges.

Environmental risk prevention

The Orange group believes that its activities as a telecommunications operator do not pose a serious threat to the environment. The Group’s activities do not entail production processes with a severe impact on scarce or non-renewable resources, natural resources (water, air) or to biodiversity and, generally, do not pose lethal risks.

The Orange group uses certain facilities, products and substances that may present environmental risks (even minor), some of which are subject to specific regulations. This is the case for facilities classified for the protection of the environment (ICPE) in France.

These facilities are the subject of ongoing in-depth analyses by the Orange group and have led to the adoption of action plans and preventive maintenance programs, as well as periodic inspections as required under French regulations. The rollout of the Environmental Management System and ISO 14001 certification audits also ensures compliance with related regulations and audits.

In order to prevent health-related risks (legionellosis) and reduce water consumption, a major program to replace cooling towers with dry cooler systems has been ongoing since 2006.

Indicators	2016	2015	2014
Number of sites including Classified Facilities (ICPE A, D, DC and E) in France	269	275	302
Number of water cooling towers in France	27	28	29

The cable ships owned by Orange, through its subsidiary Orange Marine, comply with all the local and extra-territorial regulations to which they are subject.

Hazardous substances

Some facilities use regulated products or substances. These are chlorofluorocarbon or CFC gases or other refrigerants (more specifically HCFCs or HFCs) contained in air-conditioning installations.

Programs to eliminate the use of halon and replace it with less environmentally damaging FM 200 or FE 13 fire extinguishing gases or even inert Nitrogen or INERGEN gases in sprinkler systems have been in place since the end of 2003, in accordance with regulations.

Under the European REACH Regulation (Registration - Evaluation - Authorization and Restriction of Chemicals), the Group has undertaken to inform its customers of the presence of hazardous substances as defined by regulations.

By virtue of European Directive RoHS II, the Group must comply with the obligations of the producer or those of the distributor. The objective of this directive is to limit the use of certain hazardous substances in electric and electronic equipment. The Group requests its suppliers to apply the RoHS directive to all products that are subject to it, regardless of the country of destination of the product.

Provisions for environmental risk

Consistent with the explanation of environmental risks above, no provision for environmental risk has been made. However, a provision is recognized to cover the Group’s obligation to dismantle technical equipment and restore technical sites.

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The provision is set on the basis of:

- dismantling costs (on a per-unit basis for telephone poles, terminals and public phones, and per site for cell phone antennae) borne by the Group to meet its environmental obligations;

- annual scheduled asset returns and departures from sites.

The provision is assessed on the basis of costs identified for the current financial year, extrapolated for future years using the best estimate of the amount required to settle the obligation. It has been updated to no risk. This estimate is revised annually and if necessary the provision is adjusted.

In the Group’s financial statements for the year ended December 31, 2016, the provision totaled 737 million euros, of which 436 million euros for Orange SA. It consists predominantly of the cost of restoring sites of mobile telephony antennae to their former state, reprocessing of telephone poles, managing electrical and electronic waste, and dismantling public phones.

Adapting to climate change

As a telecommunications operator, Orange faces no specific issues associated with climate change impacts, other than changes related to risks such as severe weather risks (floods, etc.). Climate change is only increasing their likelihood. These risks are accounted for in crisis management and prevention processes, which are updated regularly.

5.6.2.2   Fighting climate change

At the COP21 conference in December 2015, Orange reiterated its commitment to the environment, with two priorities, of which to bring its CO2 emissions down to 50%, by customer use, by 2020 (compared to 2006).

This objective was defined on the basis of a sample of ten countries plus Orange Business Services, representing 90% of the Group’s CO2 emissions. By “customer use”, we mean the large “families” of uses such as voice, TV or Internet. By this reasoning, a Livebox contract accounts for three uses, because it contains the Internet, telephone and TV at the same time. Unlike a 3G or 4G mobile phone, which counts for two uses, a 2G is equivalent to just one use - voice - because it is only used for calling and it does not include Internet access. Customer use, thus defined in relative value, is used as a “keystone” to account for our impacts in the most concrete and detailed manner possible. To ensure a maximum of transparency, we have carried out an external evaluation of this methodology and had it audited by an external auditor.

This is a priority for all of the Group’s business lines. There are three areas in CO2 emissions efforts: networks and data centers, transport and buildings.

At the end of 2016, these efforts had reduced CO2 emissions by 48.23% per client use since 2006.

Network energy consumption

A massive energy action plan, Green ITN 2020, was undertaken in 2008 to reduce energy consumption related to the operation of networks and information systems, which account for nearly 72% of the Group’s total consumption and 68.2% of CO2 emissions. This action plan prioritizes the areas listed below.

This action plan was deployed in the majority of the countries of the Group over the 2010 - 2016 period. Through this program, at least 3.5 TWh of electricity and 217 million liters of fuel have already been saved, across the Group’s networks and information systems accounting for more than 80% of Orange’s total consumption. These savings prevented the release of at least 1.8 million metric tons of CO2 over the period. More precise figures will be provided in the online CSR Reporting.

These results were made possible by the introduction of a number of measures, specifically:

- a ramping-up of cooperation with our equipment suppliers with a view to developing and obtaining highly energy-efficient telecommunication equipment by 2020. Orange Labs consulted frequently with the other suppliers’ research centers as they worked together on liquid cooling and 400 VDC power systems, and the energy efficiency of radio equipment;

- and energy audits conducted on 13 major technical sites in France. As a result of these audits, optimization measures taken on five pilot sites reduced electricity use and the associated CO2 by several hundred MWh. Under this action plan, the actions to be taken were also classified according to effectiveness and spread to all of the major technical sites in France (140). Similar actions on Orange France data centers carried out in 2016 will save about 4 GWh of electricity per year;

- in Africa and the Middle-East, the continued roll-out of solar energy on the zone’s radio sites, with more than 2,800 sites operational in 2016. In 2017, the decision by Orange Jordan to switch to 100% renewable energy by finalizing the 34 MW solar farms will cover all of the carrier’s electricity needs (57 GWh), prevent the emission of 40,000 metric tons of CO2 per year, and control energy expenses;

- deployment of smart meters on the technical sites also continued, with 1,900 new sites equipped for a total of more than 6,500 sites, which will allow Orange to optimize its energy consumption.

Reducing emissions from buildings

Buildings account for 22% of the Group’s energy consumption and 22.6% of CO2 emissions.

The Energy action plan in France covers all technical aspects of buildings: heating, ventilation, air conditioning, lighting, etc. The installation of meters that measure multi-fluid use continued to expand, and now covers 120 of the largest service and mixed sites. Audits and inspections of service providers continued, in order to identify opportunities to optimize the energy management of a building (830,000 sq.m in sites, buildings at end 2016 compared to 562,000 sq.m at end 2015).

In the other European countries, the deployment of tools for measuring the energy consumption of computer and office equipment was finalized by all countries in Europe. Since optimization policies were established in 2015, several countries have reduced this equipment’s energy use by 30%-50% due to better control of the equipment outside working hours.

Reducing transport emissions

Business travel accounts for 10% of the Group’s CO2 emissions and 6% of consumption. Using electric vehicles, limiting business travel, and promoting cooperative and responsible modes of transport: Orange is exploring innovative technological and people-oriented solutions to reduce its emissions.

The Group has a large fleet of company vehicles in Europe and Africa. The objective is to optimize this fleet, and reduce the average level of CO2 emissions, while improving its accessibility, through the integration of sustainable mobility tools. Launched in 2013 with 100 vehicles, the fleet numbered 650 shared cars at the end of 2016, with a deployment target of more than 1,000 additional vehicles in 2017. Orange owns the biggest car-sharing fleet in France.

Another innovative focus is the development of a fleet of electric vehicles. At the end of 2016, Orange had nearly 250 electric vehicles and more than 240 hybrid vehicles. A recharging infrastructure for electric vehicles has also been deployed within Orange buildings at the rate of one outlet per vehicle ordered. More than 500 charging stations have been installed.

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Several Group entities have introduced plans to limit the use of private cars (company travel plans, carpooling, car-sharing, eco-driving training courses, etc.).

Employees moreover have solutions allowing them to reduce business travel (videoconferencing, teleconferencing, tools for remote collaborative work, etc.). Numerous telepresence rooms are available to staff in several countries. Occupancy rates around the world increased to 14.5% (16.8% in France).

5.6.2.3   Waste prevention and management

Extending the life of products and equipment, notably through their reuse, and optimizing their end-of-life treatment is and has been a priority of Orange’s environmental policy for many years. To do this, the Group intends to intensify the transformation of its processes:

- by collecting more (with an objective of 30% in the collection of used mobile phones by 2020);

- by developing the sales of used or refurbished handsets;

- by integrating these processes in the business core - the networks - in order to maximize the re-use of equipment. It is easily imaginable, for example, that a 3G antenna refurbished in France can be redeployed in other countries where it is needed;

- by promoting the dissemination of circular economy principles in the cooperation with Group suppliers.

In 2016, 54,852 metric tons of waste were reclaimed (+8.3% compared to 2015).

Optimizing the life cycle and end-of-life equipment

The Group acts in several complementary ways:

- optimizing the management of waste and end-of-life equipment generated internally, by implementing processing suited to each category of waste and ensuring that they are traceable;

- collecting and processing used electronic equipment from customers through approved external partners or collective sectors (where they exist).

If, in the European countries, the implementation of adaptive systems has already begun by and large, the emergence of new circular economy models will pass by the development of recycling, with adapted systems in the countries where there is no structured industry for the processing of wastes.

In Senegal, the Group has launched an initial recycling pilot program involving 45.3 metric tons of WEEE generated by the network for financial and environmental optimization, as well as ensuring the various sub-parts (electronics, ferrous and non-ferrous metals) are traceable.

Consultation is ongoing in Mali to select a service provider for collecting and processing WEEE.

Giving equipment a second life

To reduce the impact of electronic waste on the environment, Orange strives to ensure obsolete devices are re-used or are dismantled for recycling, in accordance with environmental standards in force.

Orange conducted a study with Sagemcom on the use of plastics from Livebox 3 to manufacture new cases.

Orange has also committed to collecting 30% of used mobile phones from its customers in Europe by 2020. In 2016, the collection rate was 15.3%, up 9% over 2015. This increase is due in particular to very good performance in Romania and France, where collection rates were 34% and 19%, respectively.

1.8 million mobile phones were collected in 2016, a total of 9.7 million since 2010.

Since 2010, Orange has teamed up with Emmaüs International and Ateliers du Bocage, a company in the social and solidarity employment sector, to open mobile waste collection workshops in Africa. In the absence of efficient local recycling structures, the collected waste is amassed in France and then recycled per European environmental standards. These workshops have opened in five countries (Burkina-Faso, Benin, Niger, Cameroon, andIvory Coast), created 30 local jobs, and collected and recycled 250 metric tons of mobile phone waste since 2010.

5.6.2.4   Sustainable use of resources

In 2013, Orange undertook a risk assessment in relation to its core businesses (networks, service activities, transport) and opportunities associated with the use of information and communication technologies (ICT), in order to assess more accurately its impacts on biodiversity. This study was conducted in accordance with methodology of the WBCSD (World Business Council for Sustainable Development), and showed that the Group’s impacts are generally low. The main impact is related to CO2 emissions, which are responsible for climate change, a major cause of loss of biodiversity.

Eco-design of products and services

Orange is working to reduce the environmental impact of the products and services marketed to its customers, throughout their life cycle. This means developing eco-design processes for its products and services.

Orange has applied this principle to the new Livebox 4: a more compact design; packaging in cardboard, taken from sustainably managed forests, and making up less than one-third of the product’s weight, to limit packaging materials and optimize transport; and soy ink. For this project, Orange was recognized at the Mariannes d’Or sustainable development awards ceremony.

In software eco-design, Orange has performed energy audits on four applications: Orange Football Club and Mon Reseau, Orange Travel, Orange Money. Recommendations have been made on Orange Travel.

Use of rare and critical resources

In addition to its commitment to environmentally responsible practices, the Group is aware that the protection of biodiversity is crucial for ensuring the long-term sustainability of its activities. Since 2011, Orange has applied a process aimed at taking into account issues associated with the rare and critical resources used in the Group’s products. A database, updated regularly and containing data sheets on each material, serves as the basis for carrying out risk analyses and seeking alternative resources. Discussions are held with suppliers to encourage them to limit the use of these resources and favor alternative and recycled resources.

Orange believes that the issue goes beyond its own CSR policy and represents a major opportunity to create long-term jobs and protect the environment. For this reason, the Group has opened discussions with industrial operators in various sectors and public authorities to support the development of efficient channels to exploit the vast reserves of scarce resources contained within WEEE - veritable “urban mines” that may contain up to 40 times more recoverable minerals than there are underground. As well as being economically advantageous, recycling the rare resources contained within electronic equipment would also ensure better preservation of ecosystems, given that the mining of rare metals is particularly harmful to biodiversity.

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5.6.2.5   Other impacts on the environment

Impact on fauna and flora

The Group considers that ICTs can contribute to the protection of diversity. Orange thus participates to biodiversity studies, particularly within its partnership with CREA (Alpine ecosystems research center), in which Orange offers CREA access to its antenas located in mountain areas and equips them with sensors to gather information on temperatures in the Mont Blanc region. Orange contributes to the processing and presentation of data to the scientific community and the general public. In addition, volunteer employees do not only ensure the maintenance of equipment dedicated to the study, but also directly gather data from the population via questionnaires and participate in observations of the fauna and flora of the Alps.

Another example concerns the actions of Orange Marine to limit the environmental impact of its ships:

- limited releases: even authorized releases of its wastes are limited. Waste is kept on board to be destroyed when the ship returns to port. The release of ballast waters that can contain organisms likely to invade and destroy other ecosystems elsewhere on the planet is under close supervision;

- guidance for customers: when routing a cable for a client, Orange Marine helps it select more favorable routes for the protection of underwater flora and fauna and applies the most appropriate procedures for protecting maritime flora and fauna;

- better-adapted equipment: the Orange Marine fleet is equipped with a REPCET location system created by the association Souffleurs d’Écume, to limit the collision risks between ships and whales in the Mediterranean;

- contribution to the protection of marine life: the ship René Descartes took on observers to monitor the very large local population of seals during its operations. For the 40 cable landing sites, a number of protected seal reproduction grounds and the movements of these concentrations of animals had to be taken into consideration.

Soil use

The Group does not extend its control to the soil, except for the buildings in which it operates (offices and data centers).

Incorporation of nuisance specific to the activities of a telecommunications operator

Radio mobile antennas can sometimes be visually challenging. In some countries (France and Egypt, among others), the Group has undertaken to blend a number of antennae into the environment and landscape by adapting them to the local style and context (painting, incorporation in buildings, etc.). The Group’s activity does not generate noise pollution.

Paper consumption

For several years Orange has implemented programs to reduce paper consumption and to use FSC and/or recycled paper.

Thus, in France, 86% of commercial documentation and paper used internally is printed on FSC-certified and/or recycled paper.

Water consumption

The main sources of water consumption in the Orange group are water fountains, toilets, canteens and the humidification systems of data centers.

Releases into the air, soil and water

The only other substances released into the environment, with the exception of CO2 emissions, are HCFCs used in cooling systems. Whenever possible, HCFCs are replaced with HFCs and systems such as optimized ventilation and free cooling are used to reduce consumption of air conditioners.

Food waste

In view of the Orange group’s activities, this topic does not seem relevant. Nevertheless, Orange is looking into whether there is a reason to integrate this into its actions, and how to go about it.

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5.6.2.6   Key figures on the impact of the Group’s activities

		2016			Recap 2015	Recap 2014
Environmental performance (energy)	Units	France (1)	Rest of the World	Group values	Group values	Group values
Facilities presenting a risk
Fuel tank units	units	1,888	3,262	5,150	5,615	7,618
Energy consumption - Scope 1
Fuel oil (all buildings and all uses)	m³	12,997	55,222	68,219	69,348	67,296
Gas	m³	14,625,291	5,611,936	20,237,227	17,456,425	17,178,810
Coal	metric tons	n/a	52	52	81	14
Gasoline-LPG for company cars	liters	54,714	3,909,155	3,963,869	2,921,972	3,409,907
Diesel for company vehicles	liters	22,530,400	10,039,008	32,569,408	36,967,936	40,035,292
Total energy Scope 1	GWh	530	835	✔✔ 1,365	1,384	1,391
CO2 emissions from fuel, gas and coal	metric tons of CO2	64,090	158,956	223,045	220,595	214,183
CO2 emissions from vehicles	metric tons of CO2	62,089	36,911	99,000	108,616	118,213
Scope 1 CO2 emissions (energy only)	metric tons of CO2	126,179	195,867	322,045	329,211	332,395
CO2 emissions from greenhouse gases (refrigerants)	metric tons of CO2 eq.	1,771	3,745	5,516	12,895	16,728
CO2 not emitted due to carbon offset	metric tons of CO2 eq.	-	(2,185)	(2,185)	(2,145)	(2,153)
Scope 1 CO2 emissions	metric tons of CO2	127,950	197,427	✔✔ 325,376	339,961	346,970
Energy consumption - Scope 2
Electricity	GWh	2,503	2,020	✔✔ 4,523	4,452	4,229
Incl. green energy	GWh	-	451	451	404	408
Scope 2 CO2 emissions	metric tons of CO2	172,719	921,372	✔✔ 1,094,090	1,078,491	1,046,312
Total CO2 emissions (Scope 1+2)	metric tons of CO2	300,668	1,118,798	1,419,466	1,418,453	1,393,282
Energy consumption - Scope 3
Flight distance for business trips	km	172,519,284	81,135,709	253,654,993	230,926,102	225,591,784
Train distance for business trips	km	95,008,892	11,451,446	106,460,338	102,515,949	98,059,490
Scope 3 CO2 emissions	metric tons of CO2	31,956	15,561	✔✔ 47,517	43,289	42,315
Total CO2 emissions (Scope 1+2+3)	metric tons of CO2	332,624	1,134,359	✔✔ 1,466,983	1,461,742	1,435,597
Environmental performance (waste)
Consumed water	m³	1,031,116	495,536	1,526,652	2,002,402	1,896,733
Paper and cardboard: internal usage (office) and external (marketing, billing, directories, packaging, etc.)	metric tons	7,109	2,016	9,126	10,607	8,786
Internal evacuated waste
Internal WEEE (network and services)	metric tons	1,719	492	2,210	1,713	3,022
Recovery rate	%	81.8%	98.3%	85.4%	73%	93%
Metal poles	metric tons	1,232	19	1,251	1,303	1,342
Recovery rate	%	100.0%	100.0%	100.0%	100%	100%
Wooden poles	metric tons	17,583	104	17,687	15,875	16,821
Recovery rate	%	100.0%	100.0%	100.0%	100%	100%
Cables	metric tons	24,278	242	24,519	23,034	26,217
Recovery rate	%	86.2%	95.8%	86.3%	85%	86%
Batteries	metric tons	1,086	695	1,781	2,288	1,863
Recovery rate	%	74.4%	99.3%	84.1%	81%	87%
Paper and cardboard	metric tons	2,836	320	3,157	3,296	2,960
Recovery rate	%	100.0%	88.1%	98.8%	100%	100%
Other hazardous waste (PCB - printer cartridges - fluorescent tubes included)	metric tons	241	13	254	422	528
Recovery rate	%	91.5%	50.7%	89.5%	96%	34%
Other non-hazardous waste	metric tons	9,641	1,023	10,664	10,270	11,607
Recovery rate	%	58.3%	73.0%	59.7%	56%	46%
Total internal evacuated waste	metric tons	58,615	2,907	✔✔ 61,523	58,201	64,360
Recovery rate	%	86.4%	88.1%	86.5%	85%	83%
Customer WEEE collected (incl. batteries and rechargeable cells)	metric tons	1,830	208	2,038	1,495	2,012
Recovery rate	%	87.0%	23.0%	80.7%	82%	82%

n/a: not applicable.

(1) The France consolidation scope covers Orange France, the Group’s headquarters, Orange Marine and Orange Business Services units operating in France.

✔✔  Item reviewed by KPMG: reasonable assurance.

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Note on methodology

More detailed information on the Group’s corporate, social and environmental commitments, impacts and performance is available on the orange.com website under the heading Commitments/ Responsibility/Reporting. All quantitative indicators are also presented in that report.

The policies and actions carried out are detailed on the “Commitment” page and in the pages about the three CSR action areas “Trust,” “Development,” and “Environment.”

Reporting period

The 2016 CSR Report covers the period from January 1 to December 31, 2016.

Reporting scope and methods

Indicators were collected, calculated, and consolidated with the support of dedicated IT tools.

CSR reporting includes the consolidated subsidiaries according to the financial consolidation rules (see details on the subsidiaries covered in the database CSR on the orange.com website under the heading Commitments/Responsibility/Reporting) save any duly mentioned exceptions.

The environmental reporting in this document is based on the Indicia extra-financial reporting tool. Only those countries consolidated according to the financial consolidation rules in the Annual Report have contributed to CSR reporting.

Concerning changes in the 2016 reporting scope, compared to 2015, the changes are the following: consolidated countries: Morocco, and Jazztel acquired by Orange Spain; deconsolidated countries: none.

On average, the 2016 reporting scope covers 99.6% of the Group’s revenues; Burkina Faso, Sierra Leone, and Liberia are not yet integrated. The coverage rate, which is estimated as a percentage of revenues for the entities included in the reporting scope, is defined for each environmental indicator in the environmental data table.

The reporting is based on quarterly reporting campaigns for the key indicators, and half-yearly or yearly reporting for the others. Fourth-quarter data are real or, when data are unavailable at the time, estimated by country (note that data from the Group’s 11 major countries making up 96.4% of revenues are not estimated). Orange France’s environmental reporting scope covers the entities under framework agreement with service providers and under contract with environmental agencies.

The data shown cover all of the Group’s activities and location countries, save any duly mentioned exception.

Orange Business Services’ international reporting is limited to 11 countries (or 117 sites) out of 85 (excluding France) in which it operates (Australia, Brazil, Switzerland, Egypt, Germany, India, Mauritius, Russia, Singapore, the United States and the United Kingdom). These countries represent 81% of the work force of OBS International, and 64% of the occupied surface area of its buildings (in sq.m), except for the following two indicators:

- electricity consumption is reported on 257 sites in 45 countries, representing 82% of the occupied surface area of its buildings (in sq.m) outside France;

- the fuel consumption of company cars is reported for seven countries representing 66% of the total number of diesel vehicles and 51% of gas-powered vehicles, and extrapolated to cover a total of 23 countries.

Energy

The energy consumption of the data centers and networks, shared with other operators, are recorded in whole or in part, according to the size and the availability of the information. The consumption of mixed equipment in France (network and mobile) is completely assigned to the indicator covering the consumption of networks excluding mobile activity.

Energy consumption of office space, in particular the shops, that is not invoiced directly to the Orange group is not reported. The consumption of energy from urban heating plants is not recognized due to the difficulty of estimating the associated CO2 emissions.

The electricity consumption of Poland is calculated using a statistical sampling of invoices received during the year.

In the same manner, the consumption of electricity of the Orange France network is partly based on an estimate.

Energy use by the Orange Spain network is calculated on the basis of monthly invoicing forms submitted by electricity sourcing companies. The energy used by data centers, buildings, and shops is calculated using the online control tool that controls all of the buildings’ systems, including IT, air conditioning, inverter and rectifiers.

The “fuel oil consumption (all buildings and all uses)” indicator comprises consumption (excluding vehicles) of domestic fuel oil, diesel and gasoline, as well as marine heavy fuel oil and diesel for Orange Marine’s fleet.

Transport

Most of the data on train and air travel were provided by the Group travel agency, which covers more than 80% of the kilometers traveled by employees. Local travel agencies that provided reporting data are also taken into consideration, as well as the travel completed by families of expatriate employees.

The CO2 emissions from “short haul” air travel of the GHG Protocol (180g CO2/km passenger) were used for all flights (short, medium and long-haul).

The CO2 emission factor for train travel was determined using the “Bilan Carbone™” method when it is available for the country in question. In the other countries, a standard factor of 100 g CO2/km passenger is used.

Greenhouse gas emissions

For emissions linked to electricity consumption, the emission factors of the IEA (International Energy Agency), in its updated version of January 2015, have been used for all countries, from 2006 to 2014. The emission factors of the GHG Protocol and of the ADEME used during the previous reporting for France have been replaced by those of the IEA.

The coefficients used for the other fuels (natural gas, fuel oil, coal, gasoline, diesel fuel and LPG) have not been changed and come from the GHG Protocol.

Emissions from refrigerants

Reporting of refrigerant emissions, which are included in Scope 1 emissions, is not yet exhaustive; even though this emissions item is negligible (Carbon 4 study on Carbon footprint), the Group is working to improve monitoring of these emissions.

Mobile phones collected

Calculation of the rate of mobile phones collected takes into consideration five collection streams: responsible citizen collection, collection of mobile phone waste in Africa, Retail redemption offers, Enterprise redemption offers, and commercial returns.

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The rate is calculated by dividing the number of mobile handsets collected by the number of mobile handsets sold by Orange through controlled channels.

Electronic waste collected (e-waste) from customers

The WEEE (Waste Electrical and Electronic Equipment) collected from retail customers are WEEE (mobile handsets, fixed handsets and multimedia) reported by sales points, sent by mail or collected by service providers on behalf of Orange.

This indicator includes the mobile telephones of the Group’s employees. This includes batteries and rechargeable cells that are part of equipment when it is returned by customers, and the other types of batteries and rechargeable cells collected separately at the various collection points.

In France, WEEE from business customers (OBS France) are not recognized in this indicator but in the internal WEEE indicator (network).

Evacuated waste and recovered waste

Reporting on waste incorporates the concept of Evacuated waste (i.e. waste that is no longer stored in the Group’s sites or under its direct control, but which has been disposed of to a service provider or an external body, with or without a related financial transaction), and Recovered waste (i.e. waste that has been recovered through re-use, recycling, material recovery or energy recovery). These concepts apply for the European countries.

For the non-European countries, and taking into consideration the gradual set-up of structures, the amounts of recycled waste concern, more broadly, all amounts of waste evacuated and that have been sold.

The reporting of waste indicators is not complete for the following reasons: first, the ongoing efforts to identify and secure waste collection and treatment channels in the MEA region; second, the difficulties in collecting data from network outsourcing contracts in certain European countries.

Non-hazardous waste has not been recorded since 2012, except in 2015 in France for which some non-hazardous waste that was added pursuant to certain framework contracts was included in other non-hazardous waste reporting.

Fluorescent bulbs, PCB (polychlorinated biphenyls), and printer cartridge waste has been accounted for under “Other hazardous waste.”

For OBS, reused WEEE waste is recognized as reclaimed. In addition, action plans are being implemented to increase reporting coverage.

In France, the waste from dismantling phone booths is recognized in the following indicators:

- “Other Non-Hazardous Waste”: for aluminum, stainless steel, steel and glass;

- “Network WEEE” for that which concerns WEEE.

Likewise, for tertiary and network waste not including customer WEEE, only waste handled by a service provider that has signed a framework agreement with the Orange group is added to the reporting, except for cables and other hazardous waste (including oily water and sludge) of Orange Marine and a limited number of Orange Marine wastes.

Different specific service providers are involved according to the type of waste concerned (copper cables, paper, network equipment, batteries, wooden poles, etc.). Special attention is given to wooden poles in order to prohibit their reuse, taking into consideration regulatory restrictions, and to ensure their adequate elimination.

For leased sites, household or similar waste is not reported as it is managed by the lessors.

Water

The main sources of water consumption in the Orange group are water fountains, toilets, canteens and the humidification systems of data centers. Canteens are the purview of the Works Council alone, and are not included in the Orange group’s consolidation scope, under threat of interference.

Following an evaluation, the Group believes that the volumes involved are not significant enough to warrant setting up a restrictive and verifiable process of collecting and consolidating data on water consumption.

The decrease observed in 2016 compared to previous years came from incomplete reporting in some countries.

Environmental Management System

The Key Performance Indicator (KPI) “Group ISO 14001 certification rate” is the ratio of electrical energy consumed within the ISO 14001 certified scope over the total electrical energy consumed by the Group.

It is calculated on the scope of the entities consolidated by the Group. For France, due to the existence of certifications of processes for which consumed energy has no meaning, combined with the certifications of sites, a special method of calculation is used:

- the sum of individual workers in the certified scope is divided by the total workforce in France to obtain a ratio;

- the ratio is applied to the total electricity consumed in France (excluding Orange Marine), which produces an “equivalent” energy that can be aggregated with those obtained for other organizations of the Group.

This equivalent electrical energy value is aggregated with that of Orange Marine (fully certified) then with that of the other certified scopes in the other organizations of the Group; the total is then divided by the total electrical energy consumption of the Group to provide the KPI.

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5.6.3    Social commitments

5.6.3.1   Prevention of corruption

Adopted in 2003, the Group’s Code of Ethics sets out our values and principles. Orange has also strengthened its anti-corruption governance with a prevention program implemented in early 2013. For more information, see Section 5.4 Risk Management.

5.6.3.2   Respect for human rights

Orange was one of the first companies to sign the United Nations Global Compact in 2000, thus asserting its commitment to respecting and promoting fundamental human rights in its activities and sphere of influence. Respecting the fundamental principles set out in the Universal Declaration of Human Rights and by the International Labour Organization explicitly features in the Group’s Code of Ethics. In 2006, Orange pushed its commitment to new heights by signing a global agreement with UNI, the Worldwide Trade Union Alliance. Through this agreement, Orange strongly reaffirmed its desire to respect fundamental human rights, both internally and in its relations with its suppliers and subcontractors.

In 2011, the Group formalized an internal doctrine explicitly stating the commitments made with respect to human rights, and outlining the principles to follow in three additional areas: human resources, responsible purchasing, and sector activities. Since 2012, Orange has asked Verisk Maplecroft, a specialized firm, an evaluation of the guiding principles in order to assess their impact and an adaptation taking into account Orange’s own data for customized analysis and indices in each country in which Orange is a telecommunications operator.

At the same time, Orange has continued to be heavily involved in promoting human rights in the ICT sector, specifically within the Telecommunication Industry Dialogue (TID) organization, which consists of eight international telecommunications operators. Orange is a member of the Board of Industry Dialogue, which meets face to face every three months to exchange ideas on best practices and deploy the ten principles developed by TID on respect for human rights. These guiding principles address issues relating to privacy and freedom of expression with respect to the telecommunications sector. They relate specifically to the interactions and existing limits between the duty of governments to protect Human Rights and the responsibility of telecommunications companies to respect them. Signed in March 2013, they lay down a shared framework at Group level for the development of policies and processes concerning freedom of expression and respect for privacy in the ICT sector. Each year, Orange report, on its web site, the ways in which the Group applies these principles.

In addition to this work, the Industry Dialogue has entered into intensive dialogue with the Global Network Initiative (GNI), a multi-stakeholder platform including Internet operators, NGOs, academics, and socially-responsible investors, to help advance these principles and develop new tools to promote their implementation. 2016 was the year of the merger between TID and the GNI.

Through the Telecommunication Industry Dialogue and the GNI, Orange took part in many work groups and forums to support the above-mentioned principles, such as debates at the Council of Europe (47 countries), and discussed with David Kaye, UN Special Rapporteur, on the promotion and protection of the right to freedom of opinion and expression, to define the role of businesses and that of governments.

In France, Orange actively participated as co-rapporteur in the CSR Platform (reporting to the Prime Minister), to develop France’s national action plan for enforcing the United Nations’ guiding principles on human rights.

5.6.3.3   Dialogue with stakeholders: at the heart of the Group’s CSR policy

Listening to stakeholders and taking on board their expectations is one basis of Orange’s CSR policy, in accordance with the principles of inclusion, materiality, and responsiveness as defined in the AA1000 standard and the guidelines on social responsibility set by the ISO 26000 standard.

For Orange, a regular and organized dialogue with the players concerned by the way the Company operates - employees, customers, suppliers, shareholders, public authorities, civil society, etc. responds to three objectives:

- ensuring that the Group’s CSR projects are consistent with the priorities of stakeholders;

- mapping risks and opportunities linked to community and environmental issues and the needs of the countries in which Orange operates;

- identifying opportunities for innovation opening up new prospects of growth for Orange, while supporting the social and economic development of the countries concerned.

This dialogue provides an opportunity for stakeholders to put forward their most pressing requirements and perpetuate these exchanges in the long term.

This approach is implemented both by the Group and its businesses, to ensure the consistency of overall policies, and by its various country organizations, which are in the closest immediate contact with local issues and actors. To this end, for several years the Group has been developing a methodological tool and has adapted it to the specific nature of the Europe and the MEA regions. This tool has been implemented in almost all of the Group’s countries. In late 2016, 46 dialogues were held in 20 countries, with some countries launching a second dialogue (France, Romania, Niger, Jordan, and Senegal). Only Egypt, Morocco, Mauritius, Slovakia, and the newly-acquired subsidiaries have not yet held any, and should do so by 2018.

There were also topic-specific dialogues, such as Women and ICT. After the first two dialogues, which were held in Niger and Senegal, a third mWomen, dialogue is planned in Guinea Conakry. And a Health dialogue in Senegal (December 2016), in rural and urban regions, with public - and private - sector health professionals, authorities, and patients, which demonstrated extensive need for remote diagnostic and follow-up medical services and training of medical employees.

Finally, on the Group level, certain cross-cutting challenges in which the Group is highly invested are being addressed both globally and multi-locally. For instance, the Group’s first dialogue on workplace diversity and equality was held in six countries: France (five regions), Senegal, Jordan, Romania, OBS Russia, and OBS India; this involved internal stakeholders (more than 700 employees) as well as external (more than 120), with heavy reliance on digital, specifically during an international interactive video chat with Executive Committee members and employees, on March 8, 2016. The overall findings were reported on July 4 to all stakeholders.

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On December 6, 2016, Orange was awarded the top honor, the “2016 Diversity Prize” by the Diversity Council for its overall Diversity policy, especially the implementation of this “stakeholders dialogue”.

Another Group dialogue was held on the subject of the circular economy: held during COP22 in the form of an interactive video chat with members of the Executive Committee and the Ellen MacArthur Foundation (more than 600 participants from 26 countries logged on - 70% external stakeholders, 30% employees), a “Digital Café” launched in France for civil society, face-to-face interviews with strategic players internally and externally, and workshops attended by experts and employees. Findings will be reported in the first half of 2017.

Orange also wants to open the debate on changes made by the new technologies in daily life, and provide keys allowing each person to take their digital life into their own hands. such are the objectives of the Digital Society Forum (DSF). Launched in April 2013 under the leadership of Orange in partnership with Psychologies Magazine and FING (the New Generation Internet Foundation), this collaborative exchange tool promotes the establishment of open dialogue on social issues related to new technologies. Through different types of meetings (roundtables, collaborative workshops, online events), sociologists, psychologists, researchers and players in the digital world come together to consider the impact of technologies on our everyday lives, and to share their visions with those of the general public.

In 2016, two new forums were launched: “Digital and Employment,” and “New Forms of Citizenship in the Digital Era.” In all, 11 forums have been launched since 2013, and they are regularly updated and monitored through workshops and events (more than 50 workshops in France, attendance at events like Digital Forum Impact Morocco, Changer d’ère, World Forum Lille, Forum Avignon, Forum annuel de Grenoble École de management) or articles. The DSF community doubled in 2016 to more than 8,000 people (1).

The Digital Society Forum’s globalization is a major growth driver. In Senegal, the first workshop was held with a kick-off event held December 1 in Dakar on the theme of “digital and employment”. More workshops in all countries will follow.

5.6.3.4   Subcontracting and suppliers

Orange’s responsible purchasing principles

Orange has for several years implemented a responsible purchasing policy which embeds CSR in its supplier relationships and improves control of social and environmental risks.

Updated at the end of 2013, this policy is now available on the orange.com website under the heading Commitments/Responsibility/ Trust, and has two major focuses:

- act as a responsible contractor, applying CSR principles in governance and internal processes, including purchasing and logistics, and contributing through purchases to fostering regional development and local employment;

- encourage suppliers and subcontractors to achieve its CSR standards and to apply them in their own sourcing.

Orange, a responsible contractor

To be recognized as a responsible contractor, Orange has significantly strengthened CSR governance of purchasing and the logistics chain, with the implementation of a comprehensive CSR action plan to promote the adoption of CSR commitments by purchasing stakeholders and their application in related business processes. All these principles have also been included in the BuyIn initiative. Orange has thus strengthened the knowledge of suppliers on anti-corruption (identification of categories of purchasing at risk of fraud or corruption, “due diligence process”, etc.). Orange has also provided subsidiaries in the Europe and MEA regions with an Internet platform that allows them to evaluate the performance of their local suppliers. Purchasing also contributes to the objectives of reducing the Group’s environmental impacts, for example by the repackaging of used Livebox 2 units for MEA (30,000 Livebox 2 units sent to Ivory Coast and Senegal), or the finalization with Sagem of the project to produce spare parts using recycled plastic recovered from Livebox and set-top box cases.

Acting as a responsible contractor also means considering the major influence that a large company such as Orange can have on the development of the local economy. The Group’s commitment to helping SMEs access its tenders and assisting them in their development is shown by its signature of the Charter of Companies with State Shareholders for the emergence and development of innovative SMEs. The Group also actively supports the development of protected sector companies, with a commitment to devote at least 15 million euros to purchases from this sector each year. At the end of 2016 the amount totaled 17 million euros.

Orange is certified for its “responsible supplier relationships” in France. This government certification was created in 2012 to recognize companies that had signed the Responsible Supplier Relationship Charter and demonstrate their good conduct promoting balanced and lasting relationships with their suppliers. For Orange, the commitment of subcontractors to the principles and undertakings defined in the Charter is one of the key pillars of CSR policy in France. Orange is thus helping more than 230 start-ups and innovative SMEs, identified in 2016 for purchasing volumes valued at 135 million euros (of which 107 million euros in France), and through the Open Innovation programs and various commitments such as the active contribution to Frenchtech and the Alliance for Open Innovation.

Orange continues its collaborative factoring policy. This policy, primarily established for SME and very small businesses under contracts with Orange, allows suppliers that have cash flow requirements to get their invoices paid more quickly than what is set out in the contractual terms, with an especially preferential factoring rate. Furthermore, this initiative was awarded the “Payment Deadlines” award by the Observatoire des Délais de Paiement, a payment deadlines monitoring entity.

Promotion of CSR standards in the supply chain

To promote the CSR standards among suppliers and subcontractors, Orange selects them through a seven-step process. The process includes a thorough evaluation when a new supplier is added to the Group’s preferred supplier list, and all along the term of the corresponding purchase agreement. In addition to innovation, the evaluation looks at innovation-quality-cost-delivery criteria:

- compliance with all applicable laws and regulations;

- compliance with confidentiality, loyalty, anti-corruption and subcontracting clauses;

- adherence to clearly stated commitments and principles;

- compliance with environmental, social, and societal criteria related to its particular product or service.

All of the Group’s corporate purchase agreements and a growing percentage of its local purchase agreements contain a specific clause setting out Orange’s requirements in various areas of CSR. The Group also evaluates its suppliers’ CSR performance through either a questionnaire developed by Orange or through an evaluation by a sustainable sourcing specialist (EcoVadis). The Group has set up a monitoring and alert system for purchasing and procurement risks related to suppliers, deemed strategic to the organization. This system will notify managers of potential incidents liable to have major consequences on the Group’s operations.

(1) This figure is the addition of all Facebook, Twitter and Internet community members and workshop attendants, less any duplicates.
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Orange also wants to intensify the dialogue with its suppliers, either directly or through a sector-specific organization, the JAC (see next paragraph). The second CSR supplier forum was held by Orange in June on the theme of: “CSR, a value creation engine” (109 attendees). This event brought together the main suppliers of Orange and BuyIn as well as other operators of the JAC.

JAC (Joint Audit Cooperation)

Co-founded in 2010 by Orange, Deutsche Telekom, and Telecom Italia, Joint Audit Cooperation (JAC) is an association of telecommunications operators (13 at this date), grouped to control, evaluate, and develop implementation of CSR principles by global suppliers of the ICT sector.

It deploys a coordinated program of on-site CSR audits founded on verification, evaluation, and development of a common methodology: audits to assess suppliers’ compliance with social and environmental accountability standards (SA 8000, ISO 14001, etc.) and to identify the need for corrective actions.

Guidelines were developed by the JAC whose purpose was to facilitate knowledge of CSR expectations among suppliers and provide support in their implementation throughout the audit and monitoring process.

Each member is responsible, on behalf of the other members and at their own expense, to conduct a complete audit of the suppliers in their portfolio. 69 audits were carried out in 2016 on sites counting a total of 70,000 employees. Since 2010, JAC has performed 278 audits on 173 sites totaling 743,000 employees. 78% of the 1,777 identified non-compliance cases were closed out after the establishment of corrective action plans.

It is especially notable that 67% of audits were on Tier-2 and Tier-3 suppliers (+20% over 2015).

To strengthen the audits’ impact, JAC launched a pilot audit by smartphone in 2016. This unprecedented method, used in conjunction with traditional audits, anonymously and transparently collects employee testimonies on various items (wages, discrimination, child labor, etc.). 4,800 responses have been obtained.

Under JAC, a forum has been held in China for several years, with industry players (suppliers and sub contractors), NGOs (IPE, ICO), institutions (University of Nanjing, Global Compact), audit firms, and other telecom operators. In January 2016, the theme was “How can sustainability have a positive impact on the Company’s economic growth?” (115 attendees). In January 2017, the forum addressed best practices, tools, and challenges for a responsible outsourcing chain (133 attendees including telecommunications operators and equipment suppliers, academics, and NGOs). It was rebroadcast live for the first time, with nearly 1,400 viewers logged in.

5.6.3.5   Orange, working for socioeconomic development

Digital technologies are changing the world and contributing to the development of societies. This is occurring to such an extent that they can be considered a fundamental need. Experience shows in fact how much digital technology, in Africa especially, can accelerate the socioeconomic and cultural development of a country. Providing access to the greatest number of people, deploying essential digital services adapted to the needs of each person, supporting entrepreneurship and open innovation as a driver of social innovation: these are the three drivers supporting Orange’s actions to develop territories.

Providing access to the greatest number of people

To bring the benefits of the digital world to everybody everywhere, improving speeds across all areas, Orange is engaged in an ambitious action plan, based chiefly on:

- developing infrastructures to extend fixed-line and mobile network coverage and to roll out latest-generation technologies (fiber and 4G);

- expanding the network of submarine broadband fiber optic cables to improve Internet connectivity for Africa, the Middle East and the Indian subcontinent.

See further details in Section 3.2.1 Networks.

Against the digital divide that hampers people with disabilities and seniors, Orange has already been deploying a “design for all” strategy for several years. Its objective is to adapt products and services for the needs of these people, and design specific products that combine innovation, simplicity and economics, either directly or in partnership with start-ups in an open innovation approach.

A few examples of offers and products that meet the needs of disabled and senior persons: a multi-profile disability mobile app; a mobile app helping the Deaf and Hearing-Impaired (Roger Voice); a browser solution for making websites accessible; a home assistance solution allowing family caregivers to watch over senior persons remotely; continued work to make websites accessible; distribution of special products in France and Spain; information on the Bien Vivre le Digital (“doing digital right”) website (France).

At the same time, Orange conducted an inventory of projects for senior persons in the European subsidiaries in order to select the best practices and propose a common framework including seniors in our marketing approach in Europe. This common framework will be reviewed with marketing teams in some European countries to come up with practical solutions and suitable action plans.

Developing essential innovative services

ICTs can provide solutions in all areas, provided that the offers are adapted to the user’s situation. As part of its overall process for development, Orange is designing products and services that, in each area, constitute the best lever of improvement. We have identified several focuses of commitment: agriculture (mAgri), health, education, financial services, as well as the development of services for women (mWomen).

mWomen

The development of mWomen services is now defined as a priority field of action in MEA. Several new services were launched in 2016, such as the partnership between Orange Senegal and the start-up Sooretul, which uses a web platform to market local farming products transformed by communities of women. At the end of 2016, 3,540 women were directly or indirectly involved in the farming structures, with more than 400 products referenced.

The partnership with BEL for Community solutions for street vendors of BEL dairy products allows these women to improve their standard of living and gain skills in terms of product hygiene and conservation. This type of project provides access to specialized training content without cost constraints, thereby helping the women become more independent. The project incorporates a savings solution for paying their childrens’ school fees.

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A family-planning app was also launched as part of government policy in the Democratic Republic of the Congo. With this app, women can keep better track of the key dates in their cycles, thereby avoiding a number of social difficulties: teen pregnancy, death from illegal abortions, and the difficulties faced by mothers who support large families, or faced by young parents. After three months of operation, this app showed 43,197 active users.

mAgri

Five years after the launch of Orange’s first mAgri service, an external firm was hired to carry out an evaluation of mAgri services in the six countries in which the service had already launched (Niger, Mali, Ivory Coast, Senegal, Madagascar, and Egypt). With the findings of this study, mAgri became a part of the comprehensive approach positioning Orange as the partner of the digital transformation and making this service into a growth lever. It will be a three-phase strategy: adjustment of what is in place; inclusion in the global offering; and expansion of the line with the long-term goal of positive ROI.

In 2016, launches of mAgri continued: mAgri in Botswana, Sandji in Mali (a modern SMS-based decision-making tool, developed to help small farmers plan their farming activities based on 48-hour rain forecasts for the farmer’s specific region, as well as seasonal projections), Bashaier in Egypt, the top online network for agriculture marketing, by the regular broadcast via SMS of prices for fruits and vegetables, as well as herbal and medicinal plants.

eSanté

In the area of health, many initiatives have been launched.

- Cameroon: Activa Makala is a health insurance solution through Orange Money, which provides financial support to the insured person who is immobilized due to bodily injuries resulting in at least five days’ disability.

- Egypt: Be Healthy Be Mobile is offered in partnership with WHO, UIT, the United Nations Agency for ICT, to improve prevention of NCDs (non-communicable diseases). Orange is involved in three ways: SMS campaign, diabetes specialists to educate the public; development of a mobile app that physicians can use to detect the risks of diabetes or hypertension.

- Tunisia: launch of the anti-smoking project, “m-cessation”: SMS distribution to target populations of messages published by the Ministry of Health to help them quit smoking (free service).

- Ivory Coast: launch of the “Riposte contre le VIH” [HIV response] project with UNAIDS: SMS, quizzes, and surveys sent out to educate patients about taking antiretroviral treatments. In the second quarter of 2016, the pilot phase, begun with 1,000 patients managed by three NGOs, had very positive initial feedback.

- Mali and Senegal: a vaccination booster service was launched. In Senegal, during the pilot phase, more than 14,000 people used the free service.

These services rely to a large degree on the Orange Money mobile payment offer that was deployed in 17 countries.

Energy access

Access to electricity is a major issue for the African continent, where Orange can play a major role by capitalizing on its brand, its commercial presence, and its technical assets to take a diversification approach in this field; it has significant business stakes and will strengthen the Group’s positive, participatory presence in the region.

Orange is developing two separate offerings:

- Smart Metering services: a B2B line for electricity transport and distribution networks (PowerCo) that makes it easier to manage their operations, invoicing, and supervision;

- rural electricity to offer, in partnership with ENGIE, electricity production and distribution solutions in rural and remote areas that have no access to national power, e.g. in the form of simple individual solar kits. The first pilots were launched in Ivory Coast, Cameroon, and Senegal at the end of 2016.

Supporting entrepreneurship

The hyper-connected world today allows people to open and collaborate with talented people of all horizons to be more inventive and more efficient, to increase our capacity for innovations that benefit the greatest number of people. Orange believes that a collaborative approach among the different players in innovation (start-ups, large companies, investors, academics, students, public authorities, NGOs, etc.) will result in more creativity, efficiency, and economic impact. That is why Orange promotes synergies among players, creating ecosystems of support and exchange and spreading knowledge, in an open innovation approach. Orange invests in the adoption of systems for identifying, supporting, and promoting digital talent.

Orange has diversified its approach to offer guidance facilities at every phase in the life of start-ups, whether the start-up is just an idea (Identify), already created (Support), or already mature and in need of greater efficiency (Promote).

Identify

In 2016, two new incubators opened their doors: CREATEAM in Mali and SABOUTECH in Guinea. They join the previous ones located in Senegal (CTIC), Mauritius (EBENE), and Niger (CIPMEN).

A multi-partner program for incubating and accelerating start-ups in the positive economy was launched in partnership with La Ruche, a social innovation organization that has a high profile in the ecosystem of the social economy in France, the Digital Impact Challenge. The aim of this competition is to detect, promote, and support entrepreneurs who are developing digital projects to respond to the top issues in our territories, offering them multi-partner guidance in excellence.

Support

The “Entrepreneur Club” site is a new information space in French and English for start-ups in Africa and the Middle-East. It keeps entrepreneurs informed and connects them with Orange’s different facilities supporting entrepreneurship. Entrepreneur Club also provides useful information and the tools required for starting up a business.

The partnership with La Ruche has been strengthened by the integration of La Ruche in Orange’s open innovation structures and the Technocentre.

Promote

The success of the 2016 Orange Social Venture Prize in Africa and the Middle East has been growing. This prize recognizes entrepreneurs offering products and services that rely on TIC in innovative ways to meet the needs of areas like health, agriculture, education, energy, industry, and trade. The call for candidates brought in 750 innovative projects from Africa as well as - for the first time since the prize was created six years ago - the Middle-East. Also newsworthy, a Special Prize for Cultural Content has been added to the Orange Social Entrepreneur Prize.

The three winners receive grants of up to 25,000 euros for First Prize to 5,000 euros for the special cultural prize. In addition, finalists for the Prize and for the Special Prize for Cultural Content will receive preferential guidance by the NGO Grow Movement as well as experts from Orange for a period of six months. Orange is also funding the filing of a patent for the First Prize.

Since 2011, more than 3,500 projects have been presented. 95% of winning start-ups since the beginning are still growing today.

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5.6.3.6   Philanthropy and the Orange Foundation

Since its creation in 1987, the purpose of the Orange Foundation has been to create links between people, in particular to facilitate cohesion and the inclusion of people who are excluded for a variety of reasons, including their health, disability or economic situation. The Foundation is currently conducting philanthropic initiatives in the countries where the Orange group operates. One of its main focuses is to give young people and women the keys to the digital world through five large digital education programs: Solidarity FabLabs, Together for youth integration program, the digital centers, the digital schools and the Orange Villages.

Against this background, the Foundation opened 60 Solidarity FabLabs (of which 38 in France) at-end 2016, in 11 countries; these FabLabs are free, innovative organizations dedicated to training and re-motivating underprivileged youths having difficulties at school to prepare them for the jobs of tomorrow.

There were 500 digital schools at the end of 2016, in 12 countries. These give books and Internet access to children in deserving remote schools, and access to educational content; 130,000 students were benefiting. 118 Digital Centers were opened, of which 48 in France, with the objective of giving autonomy to women via digital training.

Finally, more than 250,000 people have benefited from the infrastructures of 55 Orange Villages in nine countries: water points, health centers and schools for African youths.

5.6.3.7   Health and safety of customers

The digital world creates a million opportunities for interaction but also raises new and complex issues. Orange’s ambition is to offer its customers the best experience among all operators, while supporting them and facilitating their digital life at every stage of the relationship.

Beyond the fundamentals of quality of service, Orange must also provide clear and appropriate solutions to growing concerns in the areas of personal data, protecting children and protecting from radio waves to enable all to access the benefits of the digital world safely.

Communicating safely

A global safety policy

In the framework of its global safety policy, the Group monitors and controls a range of risks that may be increased by the growth in Internet uses across all stages from the design of offers to the introduction of tools to ensure data security and respect for its customers’ privacy. Overseen by the Group Safety Department, this policy is revised regularly to take the emergence of new risks into account.

Set-up of governance focused on responsible and legitimate management of customer data

The Group launched the international Data Strategy & Governance program, with the goal of defining best practices for maximizing the use of customer data for purposes of innovation, improved customer experience, anti-fraud measures, and increased operational performance. The core of these Orange practices is the principles of legitimate and responsible data use.

Thus, by integrating protection by default into its culture across all business lines, Orange is already preparing for customers’ increasing need to feel confident with Orange. Orange is developing a process that goes beyond compliance and gives customers simple apps for controlling and managing the data they share with Orange.

As part of this process, a Data Protection Officer has been appointed by the Executive Committee, at the Group level, to provide Orange with monitoring and guidance in the implementation of data protection.

Solutions tailored to customers

Orange not only implements measures within the Company to protect the security and confidentiality of data, but also offers customers a range of solutions to facilitate electronic data exchange while offering end-to-end protection. These include tools to enhance workstation (PC) security, communicating tools, secure company cell phone management, secure network access, protect enterprise resources against malicious attempts to listen in or destroy information, detect and anticipate attacks.

We regularly provide practical advice to customers to heighten their awareness of risks and promote safe, responsible uses that will help to protect their personal data. Private individuals and business people may also consult the successful digital life section on the Orange Assistance website. For businesses, the Orange Business Services Security blog provides very comprehensive information on security issues with expert discussions on past experience and best practice. A number of articles and videos have been posted to raise awareness among Internet users of safe use of social network sites.

Orange has launched the badge of trust in France on six Orange mobile apps and five partner apps. The badge of trust is an app that lets customers using mobile apps on smartphones know what data those apps are using and control their use when the app allows.

Supporting young people to ensure safe and responsible use

One of Orange’s priorities is to develop safe, responsible, and creative digital practices for children. This commitment is borne out in the Better Internet for Kids program, which is aimed at giving parents the power to take action and offer their children the best of digital.

Thus, Orange has set itself the goal of developing marketing offerings that respond to families’ concerns, implementing initiatives that guide parents and children in safe use of digital technology, as well as guiding the development of practices that promote creativity, entrepreneurial spirit, and education, with coding workshops offered in all of the Group’s countries.

More generally, Orange is working on defining and implementing a responsible marketing framework for targeting children with new technologies including the Internet of Things.

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Within this framework, Orange has deployed several solutions and sites for parents and educators. For instance:

- in France, the parents’ website (espacedesparents.fr), with theme pages, helpful guides, and expert advice, as well as a discussion forum to promote exchange among parents about proper digital use;

- in Spain, an in-store consulting and training service about proper digital use, and a collaborative e-learning platform for primary and secondary school teachers;

- in Poland, a parental control app for smartphones and tablets, in-store assistance for parents who want advice about the proper use of digital technology, and online courses.

In terms of responsible marketing, the “youth products” guidelines were approved in July and distributed throughout Orange’s marketing and CSR community to factor in safe and responsible uses of Orange products and services by children when designing and marketing our lines. An update is planned to integrate all of our product and service upgrades, specifically those including virtual-reality functions.

A questionnaire and some recommendations on seven issues in safe and responsible practices, addressed to all product managers, was integrated into the process of innovating and defining the Group’s products and services, to promote their more responsible design.

In addition, Orange repeated the #SuperCoders operation for youths between 9 and 13 years of age. The objective is to make girls and boys aware of the digital culture by introducing them to computer coding in a simple and fun way. In 2016, 17 countries took part in #SuperCoders (http://supercoders.orange.com/fr/accueil) (four countries at the kickoff in 2014, and nine in 2015). Since its creation, more than 7,500 children have enjoyed the #SuperCoders workshops, with the support of 1,000 Orange volunteers trained in programming on the Scratch platform.

In December, #SuperCoders won First Prize in the European Commission’s “European Digital Skills Awards” challenge, in the “Digital Skills for All Citizens” category. This award reflects well on the Group’s digital education action through an international project driven by Orange employee volunteers.

Responding to concerns about radio waves

Wireless technology brings society many benefits, but its accelerated development, especially for young people and their early adoption, does raise questions about practices and health, because, as with anything new, we do not yet have the perspective we need to evaluate them over the long term.

Exposure to radio waves emitted by handsets is a longstanding concern for Orange. As of now, there is no proven effect on health below the limits recommended by the WHO. However, until we have the confirmation of additional studies under way, specifically on children and long-term use, certain health authorities, as a precaution, are drafting recommendations to limit exposure to radio waves from mobile phones.

Orange wants to continue its role in informing and raising the awareness of stakeholders proactively. Internally, Orange is guiding employees working near or on antennas with safety regulations.

In 2016, Orange continued to deploy its training to affected employees in MEA subsidiaries. In Ivory Coast, 40 people per video conference and 50 people on site were trained in the health policy for employees working near or on antennas.

Orange continued its campaigns to educate in proper use:

- internally, by updating the radio-wave policy for children; creating a policy on virtual-reality viewers for children;

- and externally, by integrating pictograms about proper mobile use into the mobile phone boxes, in five languages, across the entire Orange consolidation scope, translation of the “radio waves” site into Arabic (the site’s seventh language); and preparing a guide for parents on ICT misuse.

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5.6.4    Report by one of the Statutory Auditors, appointed as independent third party, on the consolidated human resources, environmental and social information included in the Management Report

This is a free English translation of the Statutory Auditors’ Report issued in French and it is provided solely for the convenience of English-speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

For the year ended 31 December 2016

To the Shareholders,

In our capacity as Statutory Auditor of Orange S.A. Company, (the “Company”), appointed as independent third party and certified by COFRAC under number 3-1049 (1), we hereby report to you on the consolidated human resources, environmental and social information for the year ended 31 December 2016, included in the Management Report (hereinafter named “CSR Information”), pursuant to article L. 225-102-1 of the French Commercial Code (Code de commerce).

Company’s responsibility

The Board of Directors is responsible for preparing a company’s Management Report including the CSR Information required by article R. 225-105-1 of the French Commercial Code in accordance with the guidelines used by the Company (hereinafter the “Guidelines”), summarised in the Management Report and available on request from the company’s head office.

Independence and quality control

Our independence is defined by regulatory texts, the French Code of ethics (Code de déontologie) of our profession and the requirements of article L. 822-11-3 of the French Commercial Code. In addition, we have implemented a system of quality control including documented policies and procedures regarding compliance with the ethical requirements and applicable legal and regulatory requirements.

Statutory Auditor’s responsibility

On the basis of our work, our responsibility is to:

- attest that the required CSR Information is included in the Management Report or, in the event of non-disclosure of a part or all of the CSR Information, that an explanation is provided in accordance with the third paragraph of article R. 225-105 of the French Commercial Code (Attestation regarding the completeness of CSR Information);

- express a limited assurance conclusion that the CSR Information taken as a whole is, in all material respects, fairly presented in accordance with the Guidelines (Conclusion on the fairness of CSR Information);

- at the request of the company, express reasonable assurance, that information selected (2) by the Group and identified by the symbol (✔✔) in the “Corporate social and environmental responsibility” chapter of the Management Report is fairly presented, in all material respects, in accordance with the Guidelines (Reasonable assurance on a selection of CSR information).

Our work involved nine persons and was conducted between October 2016 and February 2017 during an eighteen week period. We were assisted in our work by our CSR experts.

We performed our work in accordance with the order dated 13 May 2013 defining the conditions under which the independent third party performs its engagement and with the professional guidance issued by the French Institute of statutory auditors (Compagnie nationale des commissaires aux comptes) relating to this engagement and with ISAE 3000 (3) concerning our conclusion on the fairness of CSR Information.

1. Attestation regarding the completeness of CSR Information

Nature and scope of our work

On the basis of interviews with the individuals in charge of the relevant departments, we obtained an understanding of the Company’s sustainability strategy regarding human resources and environmental impacts of its activities and its social commitments and, where applicable, any actions or programmes arising from them.

We compared the CSR Information presented in the Management Report with the list provided in article R. 225-105-1 of the French Commercial Code.

For any consolidated information that is not disclosed, we verified that explanations were provided in accordance with article R. 225-105, paragraph 3 of the French Commercial Code.

We verified that the CSR Information covers the scope of consolidation, i.e., the Company, its subsidiaries as defined by article L. 233-1 and the controlled entities as defined by article L. 233-3 of the French Commercial Code within the limitations set out in the “5.6 Corporate social and environmental responsibility” chapter of the Management Report.

Conclusion

Based on the work performed and given the limitations mentioned above, we attest that the required CSR Information has been disclosed in the Management Report.

2. Conclusion on the fairness of CSR Information

Nature and scope of our work

We conducted around fifty interviews with the persons responsible for preparing the CSR Information in the departments in charge of collecting the information and, where appropriate, responsible for internal control and risk management procedures, in order to:

- assess the suitability of the Guidelines in terms of their relevance, completeness, reliability, neutrality and understandability, and taking into account industry best practices where appropriate;

- verify the implementation of data-collection, compilation, processing and control process to reach completeness and consistency of the CSR Information and obtain an understanding of the internal control and risk management procedures used to prepare the CSR Information.

We determined the nature and scope of our tests and procedures based on the nature and importance of the CSR Information with respect to the characteristics of the Company, the human resources and environmental challenges of its activities, its sustainability strategy and industry best practices.

(1) whose scope is available at www.cofrac.fr.

(2) Labour information: Number of employees - Active employees at the end of the period, by contract type, gender, age and geographical region, Number of departures, Number of permanent external recruitments, Number of permanent employee resignations, Number of permanent employee dismissals, % of women in the active workforce, % of women in supervisory staff, % of women in the leaders’ network.

Environmental information: Proportion of the ISO 14001 certified scope, Total scope 1 energy, Total electricity consumption, Total CO2 emissions (Scopes 1, 2 and 3), CO2 emissions by customers usage, Mobile phones collection rate.

(3) ISAE 3000 - Assurance engagements other than audits or reviews of historical financial information.

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Regarding the CSR Information that we considered to be the most important (1):

- at the consolidated level, we referred to documentary sources and conducted interviews to corroborate the qualitative information (organisation, policies, actions), performed analytical procedures on the quantitative information and verified, using sampling techniques, the calculations and the consolidation of the data. We also verified that the information was consistent and in agreement with the other information in the Management Report;

- at the level of a representative sample of entities selected by us (2) on the basis of their activity, their contribution to the consolidated indicators, their location and a risk analysis, we conducted interviews to verify that procedures are properly applied and to identify potential undisclosed data, and we performed tests of details, using sampling techniques, in order to verify the calculations and reconcile the data with the supporting documents. The selected sample represents 67% of headcount considered as material data of social issues and between 62% and 97% of environmental data (3) considered as material data of environmental issues.

For the remaining consolidated CSR Information, we assessed its consistency based on our understanding of the company.

We also assessed the relevance of explanations provided for any information that was not disclosed, either in whole or in part.

We believe that the sampling methods and sample sizes we have used, based on our professional judgement, are sufficient to provide a basis for our limited assurance conclusion; a higher level of assurance would have required us to carry out more extensive procedures. Due to the use of sampling techniques and other limitations inherent to information and internal control systems, the risk of not detecting a material misstatement in the CSR information cannot be totally eliminated.

Conclusion

Based on the work performed, no material misstatement has come to our attention that causes us to believe that the CSR Information, taken as a whole, is not presented fairly in accordance with the Guidelines.

Emphasis of matter

Without qualifying the above conclusion, we draw your attention to the following matters:

For waste indicators, despite the complexity related to the lack of maturity of certain local waste management providers, Orange has again reinforced its efforts to further identify and collect waste information in the OMEA area.

3. Reasonable assurance on a selection of CSR Information

Nature and scope of our work

For the information selected by the Group and identified by the symbol (✔✔), our audit consisted of work of the same nature as described in paragraph 2 above for CSR information considered the most important, but in more depth, particularly regarding the number of tests.

The selected sample represents 67% of headcount and between 62% and 91% of quantitative environmental information identified by the symbol (✔✔) published.

We consider that this work enables us to express a conclusion of reasonable assurance for the information selected by the Group and identified by the symbol (✔✔).

Conclusion

In our opinion, the information selected by the Group and identified by the symbol (✔✔) is fairly presented, in all material respects, in compliance with the Guidelines.

Paris La Défense, February 23, 2017

The Statutory Auditors

French original signed by

KPMG SA

Anne Garans Partner Sustainability Services	Marie Guillemot Partner

(1) Labour information: Number of employees - Active employees at the end of the period, by contract type, gender, age and geographical region, Number of departures, Number of permanent external recruitments, Number of permanent employee resignations, Number of permanent employee dismissals, % of women in the active workforce, % of women in supervisory staff, % of women in the leaders’ network, Number of employee days absence due to illness, Number of employee days absence due to occupational accidents, Number of occupational accidents with lost time, Number of fatal occupational accidents, Frequency rate of occupational accidents, Severity rate of occupational accidents, Number of employees whose cases were classed as occupational illness, Number of training hours, Number of training hours per employee.

Environmental information: Proportion of the ISO 14001 certified scope, Total scope 1 energy, Total electricity consumption, Total CO2 emissions (Scopes 1, 2 and 3), Mobile phones collection rate, Total internal evacuated waste, Waste recovery rate.

Qualitative information: The organization of the company to integrate environmental issues, Energy consumption and measures implemented to improve energy efficiency and renewable energy use, Significant greenhouse gas emissions items generated as a result of the Group’s activity, particularly by the use of goods and services they provide, Conditions of the dialogue with stakeholders, Importance of subcontracting and consideration, in the relationship with subcontractors and suppliers of their social and environmental responsibility.

(2) Orange S.A. (France), Orange Marine (France), Orange Spain, Mobistar (Belgium), Orange Polska (Poland), Orange Ivory Coast, ECMS (Egypt), OBS (Egypt), OBS (2 entities in India).

(3) Proportion of the ISO 14001 certified scope, Total scope 1 energy, Total electricity consumption, Total CO2 emissions (Scopes 1, 2 and 3), Mobile phones collection rate, Total internal evacuated waste, Waste recovery rate.

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6  Shareholding and Shareholders’ Meeting

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6.1  Share capital

6.1.1    Amount and history of the share capital

At December 31, 2016, the share capital of Orange SA was 10,640,226,396 euros. It was divided into 2,660,056,599 fully-paid shares with a nominal value of four euros each. The share capital amount increased on May 31, 2016 following the share employee shareholding plan “Orange Ambition” offered to Group employees. Share capital had not changed in the previous two fiscal years.

6.1.2    Securities giving access to the capital

Under the terms of the agreement ending the partnership with MobilCom to develop the mobile business in Germany, Orange issued on March 3, 2003 perpetual bonds redeemable for shares (TDIRA) for an overall amount of 6,073 million euros, reserved for members of the banking syndicate and for equipment suppliers of MobilCom. See Note 11.4 TDIRA to the consolidated financial statements.

Potential issue of new shares

The table below shows the number of new shares which would be issued if all securities giving access to capital, outstanding as at December 31, 2016, were converted or redeemed in shares and all stock options existing on the same date were exercised, as well as the number of shares that would make up the Company’s capital following the issue of these shares.

	Corresponding shares	% of the capital (on a fully diluted basis)
Perpetual bonds redeemable for shares (1)	52,079,350	1.91
Stock options (2)	8,001,000	0.29
Sub-total	60,080,350	2.21
Capital at December 31, 2016	2,660,056,599	97.79
Total	2,720,136,949	100

(1) See Note 11.4 to the consolidated financial statements (Section 4.1).

(2) See Section 5.3.1 and Note 6.3 to the consolidated financial statements.

Note 13.7 Earnings per share to the consolidated financial statements (Section 4.1) presents the weighted average number of shares outstanding and diluted, calculated in accordance with IAS 33 Earnings per share.

6.1.3    Authorized capital increases

The Orange SA Shareholders’ Meeting of May 27, 2015 authorized the Board of Directors, for a period of 26 months, to increase the Orange SA capital, including in the event of a public exchange offer, by issuing shares or other securities, for a maximum total nominal amount of 2.5 billion euros, with preferential subscription rights and a priority time period that may be granted to shareholders.

The Shareholders’ Meeting also delegated authority to the Board of Directors to perform capital increases reserved for the participants of the Orange group’s savings plan.

Currently valid delegations granted to the Board of Directors by the Shareholders’ Meeting in terms of capital increases and the use made of these delegations are mentioned in Section 6.4 Report of the Board of Directors on the resolutions.

The Shareholders’ Meeting of June 1, 2017, will be called to vote on new authorizations granted to the Board of Directors to conduct capital increases (see Section 6.4).

6.1.4    Treasury shares - Share buyback program

The Shareholders’ Meeting of June 7, 2016 renewed the share buyback program for 18 months with a limit of 10% of the share capital outstanding at the time of the Meeting. The Board of Directors of March 22, 2017 decided to propose to the Shareholders’ Meeting of June 1, 2017 the renewal of this authorization under the same conditions.

A description of the program for 2017 appears in the Report of the Board of Directors on the fifteenth resolution submitted to the Shareholders’ Meeting of June 1, 2017 (see Section 6.4 Report of the Board of Directors on the resolutions).

Moreover, the share liquidity contract entered into by Orange with an investment services provider on May 9, 2007, remained in force in 2016. The initial resources allocated to the liquidity account amounted to 100 million euros. At December 31, 2016 this totaled 122.7 million euros (as of the execution date).

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Summary of purchases and sales of treasury shares during the 2016 fiscal year

Objective of the purchases	Number of shares held at 12/31/2015	Number of shares purchased	Gross weighted average price (in euros)	Number of shares sold	Gross weighted average price (in euros)	Number of shares held at 12/31/2016	% capital
Shares allocated to employees	27,663	0	0	5,240 (1)	0	22,423	0.0002%
Liquidity contract	0	51,172,166	14.44	51,172,166	14.48	0	-
Total	27,663	51,172,166		51,177,406		22,423	0.0002%

(1) Grants of free shares in accordance with Article L. 225-197-3 of the French Commercial Code to the heirs and assignees of beneficiaries of the 2011 free share award plan who died before the end of the plan’s vesting period (July 26, 2015).

6.2  Major shareholders

6.2.1    Distribution of capital and voting rights

Holder	Dec. 31, 2016			Dec. 31, 2015			Dec. 31, 2014
	Number of shares	% of the capital	% of voting rights	Number of shares	% of the capital	% of voting rights	Number of shares	% of the capital	% of voting rights
Bpifrance Participations (1)	254,219,602	9.56%	8.29%	254,219,602	9.60%	9.60%	307,197,309	11.60%	11.60%
State	356,194,433	13.39%	21.00%	356,194,433	13.45%	13.45%	356,194,433	13.45%	13.45%
Total Public Sector	610,414,035	22.95%	29.29%	610,414,035	23.04%	23.04%	663,391,742	25.04%	25.04%
Group Employees (2)	142,857,760	5.37%	8.43%	132,266,948	4.99%	4.99%	134,509,713	5.08%	5.08%
Treasury shares	22,423	0.00%	0.00%	27,663	0.00%	0.00%	41,017	0.00%	0.00%
Float	1,906,762,381	71.68%	62.28%	1,906,176,737	71.96%	71.96%	1,850,942,911	69.88%	69.88%
Total	2,660,056,599	100%	100%	2,648,885,383	100%	100%	2,648,885,383	100%	100%

(1) Public financing and investment group for companies, resulting from the merger of OSEO, CDC Entreprises, FSI and FSI Régions.

(2) Includes shares held as part of the Group’s savings plan, in particular via Cap’Orange and Orange Actions, or in registered form. Does not include bearer shares.

As at the date of this document, no shareholder other than the French State, Bpifrance Participations and Group Employees (in particular via the Cap’Orange mutual funds which held as at March 31, 2017, 4.88% of the share capital and 7.85% of the voting rights), held, to Orange’s knowledge, directly or indirectly, more than 5% of the capital or voting rights.

Following the entry into force of the Florange Law on March 29, 2014, the French State and Cap’Orange have double voting rights for their shares held in registered form for over two years (see Section 7.3.6 Rights, preferences and restrictions attached to shares).

6.2.1.1   Changes in the distribution of capital over the last three fiscal years

In October 2014, Bpifrance Participations disposed of approximately 50 million shares representing 1.9% of capital in a private placement to institutional investors.

On July 29, 2015, Bpifrance Participations disposed of approximately 53 million shares representing 2% of capital also in a private placement to institutional investors.

In the last three years, Orange SA carried out two shareholding plans for Group’s employees: In July 2014, the Company sold 16 million shares to employees under the Cap’Orange shareholding plan and in April 2016, employees subscribed to 11.2 million shares under the Orange Ambition 2016 shareholding plan (see section 5.6.1.2 Compensation).

To Orange’s knowledge, there has been no major change in the distribution of the capital and voting rights since December 31, 2016.

6.2.1.2   Information on shareholders’ agreements

On February 23, 2016, the AMF was notified of the execution, on February 18, 2016, of a new shareholders’ agreement between the French Republic and Bpifrance Participations. This agreement replaces the previous shareholders’ agreement signed between the same parties on December 24, 2012, formalizing the existing joint action between them with respect to their shareholding in Orange.

The shareholders’ agreement has been established for a period of two years (renewable), and stipulates that the parties will:

- consult each other on the vote of Shareholders’ Meeting resolutions: commit to exchange their respective views and seek a common position on the resolutions, without being under obligation to reach a common position;

- consult each other on the form (within the meaning of Article L. 228-1 of the French Commercial Code) of their Orange securities.

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6.2.1.3   Additional information on the distribution of the float

Orange regularly identifies its shareholders via the “Identifiable Bearer Shares” (IBS) service. At December 31, 2016, institutional investors held 63.6% of the capital and individual investors 8.1%, almost the same as the previous year.

Geographical distribution of institutional investors at December 31, 2016
France	27.6%
United Kingdom	18.5%
Other European countries	23.5%
Europe Total	69.6%
North America	25.3%
Rest of the World	5.1%
Total	100%

Source: TPI survey and analysis by Nasdaq OMX.

6.2.2    Direct or indirect control of Orange SA

Orange’s main shareholder is the public sector, which owns 22.9% of its capital and 29.3% of its voting rights (see Section 6.2.1 above). Although not able to exercise control over Orange as such, the public sector may thus be in a position to block resolutions that require a qualified majority of shareholders.

In light of the recommendations of the Afep-Medef Code, revised in November 2016, Orange has put in place Corporate Governance rules to ensure the proper operation of the Board of Directors and its specialist committees in respecting the interests of all shareholders. The Board of Directors comprises seven independent directors including a Lead Director and no shareholder or stakeholder has a majority on the Board. See Sections 5.1 Board of Directors and 5.2 Corporate Governance.

To Orange’s knowledge, there is no agreement which, if implemented, could, at a later date, entail a change in its control.

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6.3  Draft resolutions to be submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of June 1, 2017

The draft resolutions listed hereinafter were approved by the Board of Directors on March 22, 2017. Additional draft resolutions may be included in the agenda of the Shareholders’ Meeting pursuant to Article L. 225-105 of the French Commercial Code.

The final draft of the resolutions proposed to the Shareholders’ Meeting will be published on the website www.orange.com, see Group/Individual shareholders/Shareholders’ Meeting and in the notice as specified in Article R. 225-66 of the French Commercial Code.

Resolutions within the competence of the Ordinary Shareholders’ Meeting

First resolution

Approval of the statutory financial statements for the fiscal year ended December 31, 2016

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, having reviewed the Management Report of the Board of Directors as well as the Statutory Auditors’ Report, hereby approve the Company’s annual financial statements for the fiscal year ended December 31, 2016, as presented, as well as the transactions reflected in the statutory financial statements and summarized in these reports. The shareholders at the Shareholders’ Meeting fix the profit for the fiscal year at 2,327,682,331.99 euros.

Second resolution

Approval of the consolidated financial statements for the fiscal year ended December 31, 2016

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, having reviewed the Management Report of the Board of Directors as well as the Statutory Auditors’ Report on the consolidated financial statements, hereby approve the consolidated financial statements for the fiscal year ended December 31, 2016 as presented, as well as the transactions reflected in the consolidated financial statements and summarized in these reports.

Third resolution

Allocation of income for the fiscal year ended December 31, 2016, as stated in the Company’s annual financial statements

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, having reviewed the Management Report of the Board of Directors as well as the Statutory Auditors’ Report on the Company’s annual financial statements:

(i)  note that since the profit for the fiscal year is 2,327,682,331.99 euros and the retained earnings are 5,262,838,994.60 euros (before deduction of the interim dividend provided for in (iii) hereinafter), the distributable income is 7,590,521,326.59 euros;

(ii)  decide to distribute to the shareholders, as a dividend, an amount of 0.60 euro per share and to allocate the balance of the distributable income to the “Retained earnings” account;

(iii)  note that, considering the interim dividend of 0.20 euro per share paid on December 7, 2016, the balance of the dividend to be paid amounts to 0.40 euro per share.

The ex-dividend date shall be June 12, 2017 and the balance of the dividend payable shall be paid on June 14, 2017.

The shareholders at the Shareholders’ Meeting grant full powers to the Board of Directors to determine the total dividend amount, it being specified that shares held by the Company on June 14, 2017 will not be entitled to the payment of the balance of the dividend to be paid, and, consequently, to determine the amount of the balance of the distributable income that shall be allocated to the “Retained earnings” account.

It is specified that the balance of the dividend (to be paid) is eligible up to the gross amount received for the 40% tax allowance pursuant to Article 158-3-2 of the French General Tax Code, benefiting individuals residing in France for tax purposes.

Dividends paid with respect to the last three fiscal years were as follows:

Year	Number of shares (excluding treasury shares)	Dividend per share	Portion of dividend eligible for the 40 % tax allowance
2013	2,633,342,321	€0.80	100%
2014	2,648,650,208	€0.60	100%
2015	2,659,400,794	€0.60	100%

Fourth resolution

Agreements provided for in Article L. 225-38 of the French Commercial Code

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, having reviewed the Statutory Auditors’ Special Report, acknowledge the conclusions of this report and note that no agreement provided for by Article L. 225-38 of the French Commercial Code has been concluded during the fiscal year.

Fifth resolution

Renewal of the term of office of Bpifrance Participations

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, note that the term of office of Bpifrance Participations will expire at the end of the present Shareholders’ Meeting and decide, upon the proposal of the Board of Directors and in accordance with the terms provided for in Article 13 of the by-laws, to renew its term of office for a period of four years expiring at the close of the Shareholders’ Meeting approving the financial statements for the fiscal year ended on December 31, 2020.

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Sixth resolution

Ratification of a director’s appointment

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, ratify the appointment of Mr. Alexandre Bompard as director, as decided by the Board of Directors during its meeting of December 7, 2016, to replace Mr. Bernard Dufau, who resigned from office.

Seventh resolution

Advisory opinion on the compensation items due or allocated for the fiscal year ended December 31, 2016 to Mr. Stéphane Richard, Chairman and Chief Executive Officer

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, issue a favorable opinion on the compensation items due or allocated to Mr. Stéphane Richard for the fiscal year ended December 31, 2016, as presented in Section 5.3.1.1 of the Company’s 2016 Registration Document.

Eighth resolution

Advisory opinion on the compensation items due or allocated for the fiscal year ended December 31, 2016 to Mr. Ramon Fernandez, Chief Executive Officer Delegate

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, issue a favorable opinion on the compensation items due or allocated to Mr. Ramon Fernandez for the fiscal year ended December 31, 2016, as presented in Section 5.3.1.1 of the Company’s 2016 Registration Document.

Ninth resolution

Advisory opinion on the compensation items due or allocated for the fiscal year ended December 31, 2016 to Mr. Pierre Louette, Chief Executive Officer Delegate

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, issue a favorable opinion on the compensation items due or allocated to Mr. Pierre Louette for the fiscal year ended December 31, 2016, as presented in Section 5.3.1.1 of the Company’s 2016 Registration Document.

Tenth resolution

Advisory opinion on the compensation items due or allocated for the fiscal year ended December 31, 2016 to Mr. Gervais Pellissier, Chief Executive Officer Delegate

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, issue a favorable opinion on the compensation items due or allocated to Mr. Gervais Pellissier for the fiscal year ended December 31, 2016, as presented in Section 5.3.1.1 of the Company’s 2016 Registration Document.

Eleventh resolution

Approval of the principles and criteria for determining, apportioning and allocating the fixed, variable and exceptional items comprising total compensation and all benefits in kind allocated to Mr. Stéphane Richard, as Chairman and CEO

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, according to Article L. 225-37-2 of the French Commercial Code, approve the principles and criteria for determining, apportioning and allocating the fixed, variable and exceptional items comprising total compensation and all benefits in kind allocated to Mr. Stéphane Richard for fiscal year 2017, by virtue of his position as Chairman and CEO, as detailed in Section 5.3.1.2 of the Company’s 2016 Registration Document.

Twelfth resolution

Approval of the principles and criteria for determining, apportioning and allocating the fixed, variable and exceptional items comprising total compensation and all benefits in kind allocated to Mr. Ramon Fernandez, as CEO Delegate

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, according to Article L. 225-37-2 of the French Commercial Code, approve the principles and criteria for determining, apportioning and allocating the fixed, variable and exceptional items comprising total compensation and all benefits in kind allocated to Mr. Ramon Fernandez for fiscal year 2017, by virtue of his position as CEO Delegate, as detailed in Section 5.3.1.2 of the Company’s 2016 Registration Document.

Thirteenth resolution

Approval of the principles and criteria for determining, apportioning and allocating the fixed, variable and exceptional items comprising total compensation and all benefits in kind allocated to Mr. Pierre Louette, as CEO Delegate

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, according to Article L. 225-37-2 of the French Commercial Code, approve the principles and criteria for determining, apportioning and allocating the fixed, variable and exceptional items comprising total compensation and all benefits in kind allocated to Mr. Pierre Louette for fiscal year 2017, by virtue of his position as CEO Delegate, as detailed in Section 5.3.1.2 of the Company’s 2016 Registration Document.

Fourteenth resolution

Approval of the principles and criteria for determining, apportioning and allocating the fixed, variable and exceptional items comprising total compensation and all benefits in kind allocated to Mr. Gervais Pellissier, as CEO Delegate

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, according to Article L. 225-37-2 of the French Commercial Code, approve the principles and criteria for determining, apportioning and allocating the fixed, variable and exceptional items comprising total compensation and all benefits in kind allocated to Mr. Gervais Pellissier for fiscal year 2017, by virtue of his position as CEO Delegate, as detailed in Section 5.3.1.2 of the Company’s 2016 Registration Document.

Fifteenth resolution

Authorization to be granted to the Board of Directors to purchase or transfer shares in the Company

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors, authorize the Board of Directors pursuant to Articles L. 225-209 et seq. of the French Commercial Code, to purchase shares in the Company, up to a limit of 10% of the share capital outstanding on the day of this meeting in the following conditions:

- the maximum purchase price shall not exceed 24 euros per share, it being specified that in the event of transactions affecting the capital, in particular by capitalization of reserves followed by the issuance and free allocation of shares, and/or through a stock split or reverse stock split, this price will be adjusted accordingly;

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- the maximum amount of funds allocated to the share buyback program is 6,384,135,837.60 euros;

- acquisitions carried out by the Company pursuant to this authorization may in no event cause it to hold, directly or indirectly, at any time, more than 10% of the shares comprising the share capital;

- acquisitions or transfers of shares may be carried out at any time, in compliance with applicable legal and regulatory provisions. However, the Board of Directors may not, unless prior authorization is obtained from the Shareholders’ Meeting, make use of this delegation of authority from the filing of a takeover offer by a third party for the Company’s securities, and until the end of the period of acceptance of the offer;

- acquisitions or transfers of shares may be carried out by any means, under conditions pursuant to the law, in particular on the regulated markets, multilateral trading systems or over-the-counter, including through block disposals or purchases or by use of derivative securities traded on the regulated markets, multilateral trading system or over-the-counter;

- the present authorization is valid for a period of 18 months.

These share acquisitions may be carried out for any purpose permitted by law, the objectives of this share buyback program being:

(i)  to comply with obligations related to:

a.  stock option plans and other allocations of shares to the employees of the Company or affiliates and notably to allocate shares to employees of the Company and its Group entities as part of (i) the Company’s profit sharing scheme, (ii) any stock purchase or stock option plan or program, including any free share awards, for the benefit of the employees and Directors and Officers or some of them, or (iii) any Orange Group employee shareholding plan, including any disposal of shares provided for in Article L. 3332-24 of the French Labor Code, and to carry out any hedging transactions related to these plans or programs,

b.  securities giving access to shares in the Company (including to carry out any hedging transactions as a result of the obligations of the Company relating to these securities), including to the securities subscribed for by employees or former employees of the Company and entities of its Group,

(ii)  to ensure the liquidity of the share of the Company by a financial services provider (prestataire de services d’investissement) pursuant to a liquidity contract compliant with the Code of Ethics approved by the French Financial Markets Authority (Autorité des marchés financiers - AMF);

(iii)  to keep shares for subsequent exchange or for payment as part of potential external growth transactions;

(iv)  to reduce the capital of the Company in accordance with the thirty-second resolution of this Shareholders’ Meeting, subject to its adoption.

The shareholders at the Shareholders’ Meeting grant full authority to the Board of Directors, with the right to delegate in accordance with the conditions provided for by the law, to decide and implement the present authorization, to clarify its terms and to decide details, to place all market orders, enter into all agreements, draw up all documents, in particular those providing information, carry out all formalities, including to allocate or reallocate the shares acquired for the different objectives sought, and make all declarations to all organizations and, generally, do whatever is necessary.

The delegation granted by the shareholders at the Combined Ordinary and Extraordinary Shareholders’ Meeting held on June 7, 2016 in its tenth resolution is terminated, with immediate effect, in respect of the unused portion.

Extraordinary resolutions

Sixteenth resolution

Delegation of authority to the Board of Directors to issue shares in the Company and complex securities, with shareholder preferential subscription rights (not to be used during a takeover offer period for the Company’s securities, unless specifically authorized by the Shareholders’ Meeting)

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors and the Statutory Auditors’ Special Report, delegate their authority to the Board of Directors to decide, on one or more occasions, to issue, with shareholder preferential subscription rights,

(i)  shares in the Company,

(ii)  securities that are equity securities giving access to other equity securities or to the allocation of debt securities of the Company,

(iii)  securities giving access to equity securities to be issued at a future date,

(iv)  securities giving access to equity securities to be issued by a company in which the Company directly or indirectly owns more than half the capital (the “Subsidiary”), and

(v)  securities that are equity securities giving access to other existing equity securities or to the allocation of debt securities of an entity in which the Company directly or indirectly owns rights in the capital, which may be subscribed for either in cash or by offsetting debts.

This delegation to the Board of Directors is valid for a period of 26 months as from this Shareholders’ Meeting.

The nominal amount of an immediate or future capital increase of the Company, resulting from all issues carried out pursuant to this delegation shall not exceed 2 billion euros. This amount does not include the amount of the nominal value of the Company’s shares to be issued in order to preserve, in accordance with the law, the rights of the holders of securities giving access to shares.

Shareholders shall have preferential subscription rights for shares and securities issued pursuant to this delegation in proportion to the number of shares they already own (except in the case of non-equity securities that give access to equity securities to be issued by a Subsidiary, when such rights may not apply). The Board of Directors may grant shareholders, on a reducible basis, the right to subscribe for the shares or the securities issued, in proportion to their subscription rights and within the limit of their requested subscription amount.

In the case of equity securities giving access to shares to be issued by a Subsidiary, the Shareholders’ Meeting of the Subsidiary shall authorize the cancellation of their shareholder preferential subscription rights in regards to shares to be issued. Failure to do so shall render the decision to issue the securities null and void.

If the shares and securities issued are not all subscribed for by subscriptions on a non-reducible and, if applicable, reducible basis, the Board of Directors may use, in the order it deems appropriate, the different options provided for in the law, including that of offering all or part of the unsubscribed shares or securities to the public.

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This delegation entails the waiver by shareholders of their preferential subscription rights for shares in the Company to which the securities that may be issued pursuant to this delegation may give access.

The issuance of subscription warrants for shares in the Company may be carried out by subscription offer, but also by a free allocation to holders of existing shares. In the event of a free allocation of share subscription warrants, the Board of Directors will be entitled to decide that the allocation rights of fractional shares will not be tradable and that the corresponding securities will be sold.

The Board of Directors, with the right to delegate as provided for by law, shall determine the characteristics, amount and terms of each issue, as well as the securities to be issued and arrangements for the exercise and, if applicable, trading of preferential subscription rights; the Board of Directors can make any necessary adjustments to take into account the impact of any transactions on the capital of the Company, set the terms and conditions to preserve the rights of holders of securities giving access to the capital, allow the charging of costs for the capital increases against the amount of premiums related to these increases, take from this amount the sums necessary for allocation to the statutory reserve account and more generally, do whatever is necessary.

However, in the case of a filing of a takeover offer for the Company’s securities by a third party, the Board of Directors may not, from the filing of the takeover offer until the end of the offer period, make use of this delegation of authority, unless authorized pursuant to the seventeenth resolution of the present Shareholders’ Meeting (if approved by the present Shareholders’ Meeting) or specifically authorized by the Shareholders’ Meeting during the takeover offer period.

The delegation granted by the shareholders at the Combined Ordinary and Extraordinary Shareholders’ Meeting held on May 27, 2015 in its nineteenth resolution is terminated, with immediate effect, in respect of the unused portion.

Seventeenth resolution

Authorization given to the Board of Directors to make use of the delegation of authority granted in the sixteenth resolution during a takeover offer period for the Company’s securities

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors and the Statutory Auditors’ Special Report, authorize the use by the Board of Directors of its delegation of authority granted by this Shareholders’ Meeting in the sixteenth resolution (subject to its approval by the present Shareholders’ Meeting) at any time, including, in the case of a filing by a third party of a takeover offer for the Company’s securities, as of the date of this filing.

The nominal amount of any capital increase carried out in this regard would count towards the maximum nominal amount set in the sixteenth resolution.

Eighteenth resolution

Delegation of authority to the Board of Directors to issue shares in the Company and complex securities, without shareholder preferential subscription rights as part of a public offering (not to be used during a takeover offer period for the Company’s securities, unless specifically authorized by the Shareholders’ Meeting)

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors and the Statutory Auditors’ Special Report, delegate their authority to the Board of Directors to decide, on one or more occasions, to issue by public offer,

(i)  shares in the Company,

(ii)  securities that are equity securities giving access to other equity securities or to the allocation of debt securities of the Company,

(iii)  securities giving access to equity securities to be issued at a future date, and

(iv)  securities that are equity securities giving access to equity securities to be issued by a company in which the Company directly or indirectly owns more than half of the capital (the “Subsidiary”),

(v)  securities that are equity securities giving access to other existing equity securities or to the allocation of debt securities of an entity in which the Company directly or indirectly owns rights in the capital, which may be subscribed for either in cash or by offsetting debts.

The shareholders at the Shareholders’ Meeting decide to cancel the shareholder preferential subscription rights for these shares and securities.

This delegation to the Board of Directors is valid for a period of 26 months as from this Shareholders’ Meeting.

The nominal amount of any immediate or future capital increase of the Company resulting from all issues carried out pursuant to this delegation shall not exceed 1 billion euros. This amount does not include the amount of the nominal value of the Company’s shares to be issued in order to preserve, in accordance with the law, the rights of the holders of securities giving access to shares.

The issue price of the shares issued under this delegation should be at least equal to the minimum amount provided for in the laws and regulations in force at the time the decision to issue is made. If applicable, this amount can be adjusted in order to take into account a difference in the date from which these shares carry rights to dividends.

The issue price of securities issued under this delegation will be the sum received immediately by the Company or, in the case of an issuance of securities giving access to the shares of a Subsidiary, by the Subsidiary, plus, if applicable, the sum that may be received at a later date by the Company or the Subsidiary, as the case may be, i.e. for each share issued as a result of the issuance of these securities, at least the amount referred to in the previous paragraph, adjusted, if applicable, to take into account a difference in the date from which these shares carry rights to dividends.

The Board of Directors may grant shareholders priority on a non-reducible, and also a reducible basis, in relation to all or part of the issue, to subscribe for the shares or securities for which it will set, in accordance with the law, the terms and conditions of exercise, without giving rise to the creation of tradeable rights. Securities that remain unsubscribed may be subject to a placement on the international market.

If the shares and securities issued are not all subscribed for, the Board of Directors may limit the issue to the amount of subscriptions received, provided that this reaches at least three-quarters of the original amount, and/or freely allocate the unsubscribed shares.

The shareholders at the Shareholders’ Meeting acknowledge that this delegation entails the waiver by shareholders of their preferential subscription rights for shares in the Company to which the securities that may be issued pursuant to this delegation may give access.

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The Board of Directors, with the right to delegate as provided for by the law, will decide on the characteristics, amount and terms and conditions of any issuance, as well as the securities issued, and shall be entitled to carry out any adjustments intended to take into account the impact of any transactions affecting the capital of the Company, set the terms and conditions to preserve the rights of holders of securities giving access to the capital, allow the charging of costs for the capital increases against the amount of premiums related to these increases, take from this amount the sums necessary for allocation to the statutory reserve account and more generally, do whatever is necessary.

However, in the case of a filing of a takeover offer for the Company’s securities by a third party, the Board of Directors may not, from the filing of the takeover offer until the end of the offer period, make use of this delegation of authority, unless authorized pursuant to the nineteenth resolution of the present Shareholders’ Meeting (if approved by the present Shareholders’ Meeting) or specifically authorized by the Shareholders’ Meeting during the takeover offer period.

Nineteenth resolution

Authorization given to the Board of Directors to make use of the delegation of authority granted in the eighteenth resolution during a takeover offer period for the Company’s securities

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors and the Statutory Auditors’ Special Report, authorize the use by the Board of Directors of its delegation of authority granted by the present Shareholders’ Meeting in the eighteenth resolution (subject to its approval by the present Shareholders’ Meeting) at any time, including, in the case of a filing by a third party of a takeover offer for the Company’s securities, as of the date of this filing.

The nominal amount of any capital increase carried out in this regard would count towards the maximum nominal amount set in the eighteenth resolution.

Twentieth resolution

Delegation of authority to the Board of Directors to issue shares in the Company and complex securities, without shareholder preferential subscription rights as part of an offer provided for in Section II of Article L. 411-2 of the French Monetary and Financial Code (not to be used during a takeover offer period for the Company’s securities, unless specifically authorized by the Shareholders’ Meeting)

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors and the Statutory Auditors’ Special Report, delegate their authority to the Board of Directors to decide, on one or more occasions, to issue by an offer provided for in Section II of Article L. 411-2 of the French Monetary and Financial Code,

(i)  shares in the Company,

(ii)  securities that are equity securities giving access to other equity securities or to the allocation of debt securities of the Company,

(iii)  securities giving access to equity securities to be issued at a future date, and

(iv)  securities that are equity securities giving access to equity securities to be issued by a company in which the Company directly or indirectly owns more than half of the capital (the “Subsidiary”),

(v)  securities that are equity securities giving access to other existing equity securities or to the allocation of debt securities of an entity in which the Company directly or indirectly owns rights in the capital, which may be subscribed for either in cash or by offsetting debts.

The shareholders at the Shareholders’ Meeting decide to cancel the shareholder preferential subscription rights for these shares and securities.

This delegation to the Board of Directors is valid for a period of 26 months as from this Shareholders’ Meeting.

The nominal amount of an immediate or future capital increase of the Company, resulting from all issues carried out pursuant to this delegation shall not exceed, and will count towards the maximum amount relating to the capital increases provided for in the eighteenth resolution submitted to the present Shareholders’ Meeting (1 billion euros) (and in any case will be limited, in accordance with the law, to 20% of the share capital). This amount does not take into account the nominal amount of the Company’s shares that it would be necessary to issue to preserve, in compliance with the law, the rights of holders of securities giving access to the Company’s shares.

The issue price of the shares issued under this delegation should be at least equal to the minimum amount provided for in the laws and regulations in force at the time the decision to issue is made. If applicable, this amount can be adjusted in order to take into account a difference in the date from which these shares carry rights to dividends.

The issue price of securities issued under this delegation will be the sum received immediately by the Company or, in the case of an issuance of securities giving access to the shares of a Subsidiary, by the Subsidiary, plus, if applicable, the sum that may be received at a later date by the Company or the Subsidiary, as the case may be, i.e. for each share issued as a result of the issuance of these securities, at least the amount referred to in the previous paragraph, adjusted, if applicable, to take into account a difference in the date from which these shares carry rights to dividends.

If the shares and securities issued are not all subscribed for, the Board of Directors may limit the issue to the amount of subscriptions received, provided that this reaches at least three-quarters of the original amount, and/or freely allocate the unsubscribed shares.

The shareholders at the Shareholders’ Meeting acknowledge that this delegation entails the waiver by shareholders of their preferential subscription rights for shares in the Company to which the securities that may be issued pursuant to this delegation may give access.

The Board of Directors, with the right to delegate in accordance with the conditions provided for by the law, will decide on the characteristics, amount and terms and conditions of any issuance, as well as the securities issued, and shall be entitled to carry out any adjustments intended to take into account the impact of any transactions affecting the capital of the Company, set the terms and conditions to preserve the rights of holders of securities giving access to the capital, allow the charging of costs for the capital increases against the amount of

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premiums related to these increases, take from this amount the sums necessary for allocation to the statutory reserve account and more generally, do whatever is necessary.

However, in the case of a filing of a takeover offer for the Company’s securities by a third party, the Board of Directors may not, from the filing of the takeover offer until the end of the offer period, make use of this delegation of authority, unless authorized pursuant to the twenty-first resolution of the present Shareholders’ Meeting (if approved by the present Shareholders’ Meeting) or specifically authorized by the Shareholders’ Meeting during the takeover offer period.

Twenty-first resolution

Authorization given to the Board of Directors to make use of the delegation of authority granted in the twentieth resolution during a takeover offer period for the Company’s securities

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors and the Statutory Auditors’ Special Report, authorize the use by the Board of Directors of its delegation of authority granted by the present Shareholders’ Meeting in the twentieth resolution (subject to its approval by the present Shareholders’ Meeting) at any time, including, in the case of a filing by a third party of a takeover offer for the Company’s securities, as of the date of this filing.

The nominal amount of any capital increase carried out in this regard would count towards the maximum nominal amount set in the twentieth resolution.

Twenty-second resolution

Authorization to the Board of Directors to increase the number of issuable securities, in the event of securities to be issued

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors and the Statutory Auditors’ Special Report, authorize the Board of Directors to decide to increase the number of securities to be issued, within the time frame and the limits established by the law and the resolution by virtue of which each issue is decided (as of today’s date, within the limit of 15% of the initial issue and at the same price as the initial issue), for each of the issues decided in respect of the sixteenth resolution to twenty-first resolution inclusive submitted to this Shareholders’ Meeting.

This delegation to the Board of Directors is valid for a period of 26 months as from this Shareholders’ Meeting.

Twenty-third resolution

Delegation of authority to the Board of Directors to issue shares and complex securities, without shareholder preferential subscription rights, in the event of a public exchange offer initiated by the Company (not to be used during a takeover offer period for the Company’s securities, unless specifically authorized by the Shareholders’ Meeting)

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors and the Statutory Auditors’ Special Report, delegate their authority to the Board of Directors to decide, on one or several occasions, to issue (i) shares in the Company or (ii) securities that are equity securities giving access to existing shares in the Company or to the allocation of debt securities of the Company or (iii) securities giving access to shares to be issued in the Company, in consideration for securities contributed as part of a public exchange offer for securities of a company whose shares are listed on a regulated market pursuant to Article L. 225-148 of the French Commercial Code, and to decide, as need be, to suppress, in favor of the holders of the securities tendered, the shareholders’ preferential subscription right to the Company’s shares and securities so issued.

This delegation to the Board of Directors is valid for a period of 26 months as from this Shareholders’ Meeting.

The nominal amount of an immediate or future capital increase of the Company resulting from all issues carried out pursuant to this delegation shall not exceed, and will count towards the maximum amount relating to the capital increases provided for in the eighteenth resolution submitted to this Shareholders’ Meeting (1 billion euros). This maximum amount does not take into account the nominal value of the Company’s shares to be issued in order to preserve, in accordance with the law, the rights of the owners of securities giving access to Company’s shares.

The shareholders at the Shareholders’ Meeting acknowledge that this delegation entails the waiver by shareholders of their preferential subscription rights for shares to which the securities that may be issued pursuant to this delegation may give access.

The Board of Directors, with the right to delegate in accordance with the conditions provided for by the law, will have all powers to implement the transactions mentioned in this delegation, and in particular the power to:

- set the terms of the exchange rate and, if applicable, the amount of the equalization payments to be made in cash;

- state the number of securities tendered in the exchange;

- sell securities that could not be allocated individually and corresponding to rights of fractional shares;

- determine the dates, terms and conditions of issuance, in particular the price and date from which the shares or securities giving access to shares in the Company carry rights to dividends;

- enter the difference between the issue price of new shares and their nominal value under the item “contribution premium” in the “liabilities” section on the balance sheet; and

- charge all fees and expenses incurred as a result of the offering to the “contribution premium”.

However, in the case of a filing of a takeover offer for the Company’s securities by a third party, the Board of Directors may not, from the filing of the proposed takeover offer until the end of the offer period, make use of this delegation of authority, unless authorized pursuant to the twenty-fourth resolution of the present Shareholders’ Meeting (if approved by the present Shareholders’ Meeting) or specifically authorized by the Shareholders’ Meeting during the takeover offer period.

Twenty-fourth resolution

Authorization given to the Board of Directors to make use of the delegation of authority granted in the twenty-third resolution during a takeover offer period for the Company’s securities

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors and the Statutory Auditors’ Special Report, authorize the use by the Board of Directors of its delegation of authority granted by the present Shareholders’ Meeting in the twenty-third resolution (subject to its approval by the present Shareholders’ Meeting) at any time, including, in the case of a filing by a third party of a takeover offer for the Company’s securities, as of the date of this filing.

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The nominal amount of any capital increase carried out in this regard would count towards the maximum nominal amount set in the twenty-third resolution.

Twenty-fifth resolution

Delegation of powers to the Board of Directors to issue shares and complex securities, without shareholder preferential subscription rights, as consideration for contributions in kind granted to the Company and comprised of equity securities or securities giving access to capital (not to be used during a takeover offer period for the Company’s securities, unless specifically authorized by the Shareholders’ Meeting)

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors and the Statutory Auditors’ Special Report, delegate powers to the Board of Directors to carry out, on one or several occasions, on the report of the Statutory Auditor(s), mentioned in the first and second paragraphs of Article L. 225-147 of the French Commercial Code, to issue (i) shares in the Company or (ii) securities that are equity securities giving access to existing shares in the Company or to the allocation of debt securities of the Company or (iii) securities giving access to shares to be issued in the Company, in consideration for contributions in kind granted to the Company and comprised of equity securities or securities giving access to capital, where the provisions of Article L. 225-148 of the French Commercial Code do not apply, and to decide, as need be, to suppress, in favor of the holders of equity securities or securities that are the subject of contributions in kind, the shareholders’ preferential subscription right to the Company’s shares and securities so issued.

This delegation to the Board of Directors is valid for a period of 26 months as from this Shareholders’ Meeting.

The nominal amount of an immediate or future capital increase of the Company, resulting from all issues carried out pursuant to this delegation shall not exceed, and will count towards the maximum amount relating to the capital increases provided for in the eighteenth resolution submitted to this Shareholders’ Meeting (1 billion euros) (and in any case will be limited, in accordance with the law, to 10% of the share capital). This maximum amount does not take into account the nominal value of the shares to be issued, in order to preserve, in accordance with the law, the rights of the owners of securities giving access to shares.

The shareholders at the Shareholders’ Meeting acknowledge that this delegation entails the waiver by shareholders of their preferential subscription rights for shares to which the securities that may be issued pursuant to this delegation may give access.

The Board of Directors, with the right to delegate in accordance with the conditions provided for by the law, shall have full powers for the purpose of implementing this delegation and in particular to decide, based on the report of the Statutory Auditor(s) for Contributions mentioned in the first and second paragraphs of Article L. 225-147 mentioned above, on the valuation of the contributions and the granting of special advantages.

However, in the case of a filing of a takeover offer for the Company’s securities by a third party, the Board of Directors may not, from the filing of the takeover offer until the end of the offer period, make use of this delegation of powers, unless authorized pursuant to the twenty-sixth resolution of the present Shareholders’ Meeting (if approved by the present Shareholders’ Meeting) or specifically authorized during the takeover offer period by the Shareholders’ Meeting.

Twenty-sixth resolution

Authorization given to the Board of Directors to make use of the delegation of powers granted in the twenty-fifth resolution during a takeover offer period for the Company’s securities

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors and the Statutory Auditors’ Special Report, authorize the use by the Board of Directors of its delegation of powers granted by the present Shareholders’ Meeting in the twenty-fifth resolution (subject to its approval by the present Shareholders’ Meeting) at any time, including, in the case of a filing by a third party of a takeover offer for the Company’s securities, as of the date of this filing.

The nominal amount of any capital increase carried out in this regard would count towards the maximum nominal amount set in the twenty-fifth resolution.

Twenty-seventh resolution

Overall limit of authorizations

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors, decide to set at 3 billion euros the maximum nominal amount of immediate or future capital increase of the Company which may be carried out under the delegations granted by the sixteenth to twenty-sixth resolutions submitted to this Shareholders’ Meeting, it being understood that such nominal amount shall be increased, as applicable, by any other nominal amounts of shares to be issued to preserve, in accordance with the law, the rights of the holders of securities giving access to shares.

Twenty-eighth resolution

Delegation of authority to the Board of Directors to increase the Company’s capital by capitalization of reserves, profits or premiums

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors, delegate to the Board of Directors the authority to increase the share capital, on one or more occasions, at the times and under the terms and conditions of its choice, by capitalization of reserves, profits or premiums, followed by the creation and free allocation of shares or by increasing the nominal value of existing shares, or by a combination of these two procedures.

This delegation to the Board of Directors is valid for a period of 26 months as from this Shareholders’ Meeting.

The Board of Directors will be entitled to decide that equity securities that could not be allocated individually and corresponding to fractional rights will be sold; the sale of these securities and the distribution of the proceeds of such sale will be allocated to holders of these rights, within the time frame provided for in the regulation.

The nominal amount of an immediate or future capital increase resulting from all issues carried out pursuant to this delegation shall not exceed 2 billion euros, excluding the nominal value of the shares to be issued, in order to preserve, in accordance with the law, the rights of the holders of securities giving access to shares.

The delegation granted by the shareholders at the Combined Ordinary and Extraordinary Shareholders’ Meeting held on May 27, 2015 in its 26th resolution, is terminated, with immediate effect, in respect of the unused portion.

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Twenty-ninth resolution

Authorization given to the Board of Directors to allocate Company’s shares for free to Corporate Officers and certain Orange group employees

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors and the Statutory Auditors’ Special Report, authorize, pursuant to Articles L. 225-197-1 et seq. of the French Commercial Code, the Board of Directors to allocate for free, at one time and according to conditions it shall determine, up to the limits set in this authorization, existing or new Company’s shares to Corporate Officers (within the meaning of Article L. 225-197-1 Part II of the French Commercial Code) and certain employees of the Company or companies or groups affiliated with the Company within the meaning of Article L. 225-197-2 of the French Commercial Code.

This authorization is granted for a period of 12 months as from this Shareholders’ Meeting.

The total number of shares allocated for free pursuant to this resolution shall not represent more than 0.06% of the capital of the Company on the date of this Shareholders’ Meeting, it being stated that the total number of shares allocated for free to Corporate Officers of the Company under this resolution shall not exceed 100,000 shares.

The shareholders at the Shareholders’ Meeting resolve that any award decided by the Board of Directors according to this resolution will be subject to the achievement of the following performance conditions, as these conditions may be specified by the Board of Directors.

The performance conditions are the following:

- the Group’s organic cash flow (for 50% of the final vesting), for which the achievement of the target will be appraised over three consecutive years (including the year in which the shares will have been allocated for free) in comparison to the budget of each of these three years previously approved by the Board of Directors;

- relative change of the Orange Total Shareholder Return (TSR) (for 50% of the final vesting), the performance of which will be assessed by comparing (i) the change of the Orange TSR calculated by comparing the average Orange share price for the four months preceding December 31, 2016 to the average Orange share price for the four months preceding December 31, 2019, (ii) to the change in the sector’s TSR calculated according to the same methodology using the “Stoxx Europe 600 Telecommunications” index as the benchmark or any other index that would replace it.

The overall result obtained may be modulated to a limited extent within a range of +/-15% by the Board of Directors on the basis of criteria chosen for their consistency with the Group’s strategic objectives as determined in the Essentials2020 strategic plan.

The Board of Directors will determine the vesting period, which may not end before March 31, 2020 and in no event be less than two years, it being stipulated that:

- the Company’s Corporate Officers must hold at least 50% of the shares they receive until the end of their office;

- for the other beneficiaries, no lock-up period will be applicable.

In case a beneficiary becomes disabled, as determined by law, the final allocation of the shares may occur before the end of the vesting period and the attendance condition may be removed.

In the event the allocation under this resolution takes the form of existing shares, these shares should be acquired by the Company, either under Article L. 225-208 of the French Commercial Code, or, where appropriate, as part of the share buyback program authorized by the fifteenth resolution submitted to the present Shareholders’ Meeting under Article L. 225-209 of the French Commercial Code or any share buyback program applicable before or after the date of this Shareholders’ Meeting.

The shareholders at the Shareholders’ Meeting acknowledge and resolve, as may be necessary, that this authorization entails the waiver by shareholders of any rights over the shares allocated for free on the basis of this resolution in favor of the beneficiaries of the allocation.

The shareholders at the Shareholders’ Meeting give full powers to the Board of Directors to:

- decide the apportionment of the allocation for free between existing and new shares;

- specify the conditions and, where necessary, the allocation criteria for the shares, in particular the likely tolerance levels to avoid the ratchet effect of the “hit or miss” principle and the allocation percentages within each criterion in the event of partial achievement of the performance conditions;

- set, subject to the conditions and limits prescribed by law, the dates on which the allocations for free shall take place;

- identify the beneficiaries, the number of shares allocated to each, and the terms and conditions for allocation and delivery of the shares;

- decide the conditions under which the number of shares allocated shall be adjusted; and

- more generally, with the right, within the limits prescribed by law, to sub-delegate, enter into all agreements, draw up all documents, carry out all formalities and official declarations and take all other necessary actions.

Thirtieth resolution

Authorization given to the Board of Directors to allocate Company’s shares for free to Orange group employees

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors and the Statutory Auditors’ Special Report, authorize, pursuant to Articles L. 225-197-1 et seq. of the French Commercial Code, the Board of Directors, with the right to sub-delegate, to allocate for free, at one time and according to conditions it shall determine, up to the limits set in this authorization, existing or new Company’s shares to employees of the Company and companies or groups which are affiliated within the meaning of Article L. 225-197-2 of the French Commercial Code.

This authorization is granted for a period of 12 months as from this Shareholders’ Meeting.

The total number of shares allocated for free pursuant to this resolution shall not represent more than 0.4% of the capital of the Company on the date of the present Shareholders’ Meeting.

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The shareholders at the Shareholders’ Meeting resolve that any award decided by the Board of Directors according to this resolution will be subject to the achievement of the following performance conditions, as these conditions may be specified by the Board of Directors.

- changes in the “Group’s organic cash flow” (for 50% of the final vesting);

- changes in the “Group’s adjusted EBITDA” (for 50% of the final vesting).

Performance will be assessed over three consecutive years (including the year in which the shares will have been allocated for free) in comparison to the budget of each of these three years previously approved by the Board of Directors.

The Board of Directors will determine the vesting period, which may not end before March 31, 2020 and in no event be less than two years, it being stipulated that no minimum holding period will be applicable. An attendance condition may be stipulated.

The shareholders of the Shareholders’ Meeting resolve that if, at the end of the vesting period, the performance conditions have not been met, each Orange group employee concerned will nevertheless receive, subject to an attendance condition, half of the shares initially awarded to that employee.

In case a beneficiary becomes disabled, as determined by law, the final allocation of shares may occur before the end of the vesting period and the attendance condition may be removed.

Existing shares that may be allocated under this resolution shall be acquired by the Company, either under Article L. 225-208 of the French Commercial Code, or, where appropriate, as part of the share buyback program authorized by the fifteenth resolution submitted to the present Shareholders’ Meeting under Article L. 225-209 of the French Commercial Code or any share buyback program applicable before or after the date of this Shareholders’ Meeting.

The shareholders at the Shareholders’ Meeting acknowledge and resolve, as may be necessary, that this authorization entails the waiver by shareholders of any rights over the shares allocated for free on the basis of this resolution in favor of the beneficiaries of the allocation.

The shareholders of the Shareholders’ Meeting give full powers to the Board of Directors, with the right to sub-delegate in accordance with the conditions provided for by the law, to implement this delegation and, in particular, to:

- decide the apportionment of the allocation for free between existing and new shares;

- specify the share allocation conditions;

- set, subject to the conditions and limits prescribed by law, the dates on which the allocations for free shall take place;

- identify the beneficiaries, the number of shares allocated to each, and the terms and conditions for allocation and delivery of the shares;

- decide the conditions under which the number of shares allocated shall be adjusted; and

- more generally, enter into all agreements, draw up all documents, carry out all formalities and official declarations and take all other necessary actions.

Thirty-first resolution

Delegation of authority to the Board of Directors to issue shares or complex securities reserved for members of savings plans without shareholder preferential subscription rights

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors and the Statutory Auditors’ Special Report, delegate to the Board of Directors, for a term of 18 months, the power to decide, on one or more occasions, the issue of (i) shares in the Company or (ii) securities that are equity securities giving access to existing shares in the Company or to the allocation of debt securities of the Company or (iii) securities giving access to shares to be issued in the Company, reserved for members of Company savings plans (and/or members of any other plan for which Article L. 3332-18 of the French Labor Code allows a reserved capital increase under similar conditions) set up within the Company or its Group.

For purposes of this delegation, the Group means the Company and French or foreign companies consolidated in the Company’s financial statements under Articles L. 3344-1 and L. 3344-2 of the French Labor Code.

The nominal amount of an immediate or future capital increase of the Company resulting from all issues carried out pursuant to this delegation is set at 200 million euros, without taking into account the nominal value of the shares to be issued, to preserve, in accordance with the law, the rights of the holders of the securities giving access to the shares.

The subscription price of the new shares shall be equal to the average quoted share price during the 20 trading days preceding the day of the decision establishing the opening date of the subscriptions, reduced by the maximum discount provided for by law on the day the Board of Directors makes its decision; it being specified that the Board of Directors can reduce this discount if it so deems appropriate, in particular in the event of an offer to the members of a Company savings plan on the international market and/or abroad in particular in order to meet the requirements of the applicable local laws.

The Board of Directors may allocate, free of charge, to the aforementioned beneficiaries, in addition to shares to be subscribed for in cash, existing or new shares, which need not be of the same type as the cash-paid shares, as a replacement for all or part of the above-mentioned discount and/or employer’s contribution, it being understood that the advantage resulting from this allocation cannot exceed the applicable legal or regulatory limits. The nominal amount of any immediate or future capital increase resulting from the allocation of shares will be charged against the maximum amount referred to above (200 million euros).

The shareholders at the Shareholders’ Meeting decide to suppress the shareholder preferential subscription rights for the securities to be issued pursuant to this delegation in favor of the aforementioned beneficiaries, the said shareholders waiving any right to the securities allocated for free under this delegation (including the part of capitalization of reserves, income or premiums due to the allocation of said securities made pursuant to the present delegation).

The shareholders at the Shareholders’ Meeting acknowledge that this delegation entails the waiver by shareholders of their preferential subscription rights for shares to which the securities that may be issued pursuant to this delegation may give access.

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The Board of Directors, with the right to delegate in accordance with the conditions provided for by the law, shall have full powers for the purpose of implementing this delegation and in particular to:

- determine the characteristics, amount and terms of each securities issue;

- determine that the issues may be made directly in favor of the beneficiaries or through the intermediary of employee saving funds (UCITS) or like bodies;

- decide the list of companies or groups whose employees and former employees may subscribe for issued shares;

- determine the nature and terms and conditions of the capital increase, as well as the terms of issuance;

- acknowledge the completion of the capital increase;

- determine, if applicable, the amount of the sums to be capitalized up to the limit set above, the equity account(s) from which they are drawn as well as the date from which the shares thus issued carry the right to dividends;

- if it deems appropriate, charge the costs for the capital increases against the amount of premiums related to these increases and take from this amount the amounts required to bring the statutory reserve account to the tenth of the new capital after each increase; and

- take all measures to complete the capital increases, carry out the formalities as a consequence thereof, in particular those relating to listing of the securities issued, and amend the by-laws in relation to these capital increases, and generally do whatever is necessary.

The delegation granted by the shareholders at the Combined Ordinary and Extraordinary Shareholders’ Meeting held on May 27, 2015 in its twenty-seventh resolution, is terminated, with immediate effect, in respect of the unused portion.

Thirty-second resolution

Authorization to the Board of Directors to reduce the capital through the cancellation of shares

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors and the Statutory Auditors’ Special Report

- delegate, for a period of 18 months, to the Board of Directors full powers for the purpose of canceling, on one or more occasions, up to a maximum of 10% of the Company’s share capital, by periods of 24 months, all or part of the Company’s shares acquired as part of the authorized share buyback programs in the fifteenth resolution submitted to this Shareholders’ Meeting or as part of share buyback programs authorized before or after the date of this Shareholders’ Meeting;

- decide that the surplus of the purchase price of the shares over their nominal value will be charged to the “Share premiums” account or to any account of available reserves, including the statutory reserve, within a the limit of 10% of the capital reduction carried out;

- delegate full powers to the Board of Directors, with the right of delegation in accordance with the law, to carry out the capital reduction resulting from the cancellation of the shares and the aforementioned charging, as well as to amend the by-laws accordingly.

The delegation granted by the shareholders at the Combined Ordinary and Extraordinary Shareholders’ Meeting held on June 7, 2016 in its twelfth resolution is terminated, with immediate effect, in respect of the unused portion.

Thirty-third resolution

Powers for formalities

The shareholders at the Shareholders’ Meeting confer full powers on the holder of an original, a copy or an extract of the minutes of this Shareholders’ Meeting for the purpose of carrying out all legal or administrative formalities and making all filings and public disclosures provided by under current law.

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6.4  Report of the Board of Directors on the resolutions submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of June 1, 2017

Presentation of resolutions within the competence
of the Ordinary Shareholders’ Meeting

First and second resolutions

Approval of the statutory and consolidated financial statements

Under the terms of the first and second resolutions, it is proposed that the Shareholders’ Meeting approve the annual financial statements of the Company as well as the consolidated financial statements of the Orange group at December 31, 2016.

It is hereby specified that with respect to fiscal year 2016, the costs or expenses mentioned under Article 39-4 of the French General Tax Code amounted to 1,474,228 euros and the tax related thereto amounted to 507,577 euros.

Third resolution

Allocation of income and approval of dividend amount

Shareholders are asked to note that since the profit for the fiscal year is 2,327,682,331.99 euros and the retained earnings are 5,262,838,994.60 euros (before deduction of the interim dividend mentioned hereinafter), the distributable income at December 31, 2016 amounts to 7,590,521,326.59 euros.

As the amount of the statutory reserve is equal to at least 10% of share capital as required by law, no provision is proposed to the Shareholders’ Meeting.

In accordance with the dividend distribution policy announced by your Board in 2016, it is proposed that the Shareholders’ Meeting decide to distribute a dividend of 0.60 euro per share to shareholders.

Taking into account the interim dividend of 0.20 euro per share paid in December 2016, the balance to be distributed would be 0.40 euro per share. The balance to be paid is net of the additional contribution of 3% on the corporate income tax (Article 235 ter ZCA of the French General Tax Code), directly paid by the Company.

The balance of the dividend to be distributed would be paid on June 14, 2017 to shareholders entitled to the dividend, i.e. to those who hold Orange shares and who are entitled to a dividend for 2016 on the cut-off date (for France, this date is two business days prior to the date of payment, i.e. June 12, 2017).

Based on the number of shares granting entitlement to a dividend recorded at December 31, 2016, the total amount of the balance of the dividend would be 1,064,013,670 euros.

As the number of shares with dividend rights may change up until the payment date, the Shareholders’ Meeting would grant full authority to the Board of Directors to determine the definitive total amount of the dividend, the balance of the distributable income and, consequently, the amount to be posted to the “Retained earnings” account.

The dividends paid with respect to the last three fiscal years (entitling the holder to a 40% tax allowance under the French General Tax Code) were as follows:

Exercice	Number of shares	Dividend per share	Portion of dividend eligible for the 40% tax allowance
2013	2,633,342,321	€0.80	100%
2014	2,648,650,208	€0.60	100%
2015	2,659,400,794	€0.60	100%

The Company shares held by the Company do not carry rights to dividends.

Fourth resolution

Approval of the agreements referred to in Articles L. 225-38 et seq. of the French Commercial Code

No regulated agreement was approved by the Board of Directors during fiscal year 2016. Only agreements previously authorized, of which the effects continued, are therefore subject to the Statutory Auditors’ Special Report, of which the shareholders are required to take note.

In addition, these agreements were presented to the Board of Directors on March 22, 2017 for annual review, in accordance with the provisions of Article L. 225-40-1 of the French Commercial Code.

The relevant agreements are the same as those referred to in the Statutory Auditors’ Special Report, which is submitted to your Shareholders’ Meeting, namely, the amendments signed with Novalis to extend to Corporate Officers the benefit of Orange group’s policies covering (i) healthcare costs and (ii) death, incapacity and disability. The Corporate Officers concerned are Stéphane Richard and the CEO Delegates: Ramon Fernandez, Pierre Louette and Gervais Pellissier.

Fifth and sixth resolutions

Renewal and ratification of directors’ appointments

The term of office of Bpifrance Participations expires at the end of the Shareholders’ Meeting. The Board proposes that you renew it for four years, until the close of the Shareholders’ Meeting called to approve the financial statements for the fiscal year ending on December 31, 2020.

The Board of Directors on December 7, 2016 decided to appoint Mr. Alexandre Bompard through co-option to replace Mr. Bernard Dufau, who resigned, for the remainder of his term of office.

Pursuant to the fourth paragraph of Article L. 225-24 of the French Commercial Code, to be valid, this appointment should be submitted

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to the next Ordinary Shareholders’ Meeting. For this reason, the shareholders are required to ratify Mr. Alexandre Bompard’s co-option.

The Governance and Corporate Social and Environmental Responsibility Committee (GCSER Committee) had initially been tasked with finding a woman with availability and digital experience to replace Bernard Dufau, who resigned. Despite numerous candidacies, the GCSER did not succeed in this search and consequently changed the search profile. In this context, Alexandre Bompard was identified matching the profile of an operational manager with extensive knowledge of the distribution issues, including in the telecommunications sector, and with solid media and content experience.

After this appointment, the Board has five women out of twelve directors, excluding directors elected by the employees, which are not taken into account, for a 41.7% proportion of women, which remains compliant with the applicable legal provisions on balanced representation of women and men on Boards of Directors.

Alexandre Bompard, born in 1972 in Saint-Étienne, is the Chairman and Chief Executive Officer of Fnac Darty. He is a graduate of the Institut d’études politiques of Paris and holds a Master’s degree in Public Law and a Master of Advanced Studies (DEA) in Economics, and is also a graduate of the École nationale d’administration (ENA). After graduating from ENA, Alexandre Bompard was posted at the Inspectorate General of Finance (1999-2002). Thereafter he became Technical Advisor to François Fillon, the Minister of Social Affairs, Labor and Solidarity, from April to December 2003. From 2004 to 2008, Alexandre Bompard worked in several capacities within the Canal + Group. He was Chief of Staff to Chairman Bertrand Méheut (2004-2005), then the Group’s Director for Sports and Public affairs (June 2005 - June 2008). In June 2008, he was appointed Chairman and Chief Executive Officer of Europe 1 and Europe 1 Sport. In January 2011, he joined the Fnac Group as Chairman and Chief Executive Officer. He then undertook an ambitious transformation plan of the Group, called “fnac 2015”, to meet the challenge of the digital revolution and changes in customer expectations. In Autumn 2015, Fnac launched a takeover bid on the Darty Group, and on July 20, 2016, Alexandre Bompard became Chairman and Chief Executive Officer of the new entity made up of Fnac and Darty. Alexandre Bompard is a Knight of the French Order of Arts and Letters. He is a French national.

Alexandre Bompard holds, as of the date of this document, 1,000 shares of the Company.

Seventh to tenth resolutions

Advisory opinion on the compensation items due or allocated for the fiscal year ended December 31, 2016 to the Chairman and Chief Executive Officer and to the CEO Delegates

The Afep-Medef Code, to which the Company refers, recommends presenting to shareholders a draft resolution on the items of individual compensation of the Chief Executive Officer and, where applicable, the CEO Delegates, so that the shareholders may issue an advisory opinion.

It is therefore proposed that shareholders vote on a resolution relating to the individual compensation of each of the four Corporate Officers: Stéphane Richard, Chairman and Chief Executive Officer of Orange (seventh resolution), and Ramon Fernandez, Pierre Louette and Gervais Pellissier, CEO Delegates (respectively the eighth, ninth and tenth resolutions).

The tables below summarize these compensation items, on which it is proposed that you issue a favorable opinion.

Gross amounts (in euros)	Amounts paid in respect of fiscal year to Stéphane Richard	Amounts paid in respect of fiscal year to Ramon Fernandez	Amounts paid in respect of fiscal year to Pierre Louette	Amounts paid in respect of fiscal year to Gervais Pellissier
Fixed compensation	900,000	600,000	600,000	600,000
Variable compensation	640,906	300,000	300,000	427,271
Multi-year variable compensation	0	0	0	0
Exceptional compensation	0	0	0	0
Attendance fees	0 (1)	NA (2)	NA (2)	NA (2)
Allocation of stock options, performance shares or long-term compensation items	N/A	N/A	N/A	N/A
Welcome bonuses or payments for termination of service	N/A	N/A	N/A	N/A
Supplemental retirement plan	N/A	N/A	N/A	N/A
Benefits in kind	5,361	15,922	24,146	15,970
Total	1,546,267	915,922	924,146	1,043,241

(1) Stéphane Richard has waived his right to receive attendance fees.

(2) Not applicable because not an Orange director.

A detailed presentation of the Corporate Officers’ compensation is shown in Section 5.3.1.1 of the Registration Document.

As a reminder, following the adoption of the law on transparency, the fight against corruption and the modernization of the economy, called the “Sapin II” law, shareholders will be asked, from the Annual Shareholders’ Meeting to be held in 2018, to vote on the compensation of the Corporate Officers in respect of the fiscal year ended December 31, 2017 in the form of a binding vote, no longer only an advisory vote.

Eleventh to fourteenth resolutions

Approval of the compensation principles and criteria for the Chairman and Chief Executive Officer and the CEO Delegates

In accordance with Article L. 225-37-2 of the French Commercial Code, shareholders must approve at the Shareholders’ Meeting the principles and criteria for determining, apportioning and allocating the fixed, variable and exceptional items comprising total compensation and all benefits in kind allocated to the Corporate Officers.

The eleventh to fourteenth resolutions propose that shareholders vote on the compensation policy of Stéphane Richard (11th resolution), Ramon Fernandez (twelfth resolution), Pierre Louette (thirteenth resolution) and Gervais Pellissier (fourteenth resolution).

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Details on this policy are shown in the Report on the compensation and benefits of Corporate Officers, produced by your Board, in Section 5.3.1.2 Compensation principles and criteria for Corporate Officers in 2017.

Fifteenth resolution

Authorization to be granted to the Board of Directors to purchase or transfer Orange shares

Your Board of Directors proposes that you authorize the buyback of Company shares to a maximum number of shares representing 10% of the capital and at a maximum price of 24 euros per share (this price may be adjusted in the event of transactions on capital). The maximum amount of funds for the buyback program is therefore set at 6,384,135,837.60 euros.

This authorization will be valid for a period of 18 months from the date of the Shareholders’ Meeting and may be implemented at any time except in the event of a tender offer on the Company’s securities.

The purpose of the buyback program would be to (i) enable the Company to comply with obligations related to securities giving access to capital or to stock option programs or any other type of share allocation or grant to employees (in particular, free share awards or employee shareholding plans), (ii) ensure the liquidity of the Orange share pursuant to a liquidity contract with a financial services provider, (iii) have shares to deliver in exchange or in payment for external growth transactions, and (iv) reduce the Company’s capital.

The Board of Directors would have full authority to implement this delegation and set the terms.

The adoption of this resolution would terminate the authorization to buy back shares granted by the Combined Ordinary and Extraordinary Shareholders’ Meeting of June 7, 2016, which was not implemented to acquire shares, except for the transactions carried out by an independent investment services provider under the ongoing liquidity contract.

The Board of Directors will inform you, in its Annual Report, of share purchases, transfers or cancellations and, as the case may be, of the allocation of shares acquired for the various objectives pursued.

Presentation of resolutions within the competence of the Extraordinary Shareholders’ Meeting

Financial authorizations

(Sixteenth to twenty-eighth resolutions and thirty-second resolution)

Shareholders are asked to grant the Board of Directors authorizations allowing it to choose, at any time, from a large range of securities conferring a right to shares, with or without shareholder preferential subscription rights, the most appropriate financial instrument for the development of the Company, in view of market conditions at the time in question:

(i)  overall authorizations (sixteenth to twenty-sixth resolutions) for 26 months each, which is the maximum period set by the French Commercial Code, and limited to a total (by the twenty-seventh resolution) of 3 billion euros in nominal value, allowing for the issuance, through various resolutions and with or without shareholder preferential subscription rights, of shares and securities giving immediate or future access to shares of the Company;

(ii)  additional delegation (twenty-eighth resolution) for the same period of 26 months, concerning the capital increase via capitalization of reserves, profits, or premiums, up to a maximum nominal amount of 2 billion euros, regardless of the overall authorization’s ceiling;

(iii)  additional delegation (thirty-first resolution) for a period of 18 months, concerning the capital increase in favor of the participants in the Group savings plan, up to a maximum nominal amount of 200 million euros.

The amounts proposed are shown in nominal amounts; it should be recalled that the nominal value of the Orange share is four euros.

Furthermore, each overall authorization will be the subject of two separate resolutions: one authorizing your Board to use this authorization outside of a tender offer period for the Company’s securities, and the other (which immediately follows the preceding in numbering for better clarity) to expressly authorize your Board to use this authorization during a tender offer period for the Company’s securities.

The Shareholders’ Meeting of June 7, 2016 authorized your Board of Directors, for a period of 18 months, to cancel all or part of the Orange shares acquired under the share buyback program set up by your Company, and consequently, to reduce the capital (twenty-eighth resolution of the Shareholders’ Meeting of June 7, 2016). Because this delegation expires on December 8, 2017, your Board of Directors asks you to cancel it, with immediate effect on the day of the Shareholders’ Meeting, and to renew it for the same period of 18 months (thirty-second resolution).

All of these delegations will provide the Board of Directors with the means, as the case may be by using financial markets, to promptly and flexibly gather from shareholders the financial means required to develop your Company. These delegations provide the Board of Directors with the powers required to ensure their performance (duly noting their execution, carrying out statutory changes or formalities, etc.), with the right of delegation to the Chief Executive Officer in compliance with the law.

Finally, the summary table attached to the Appendix shows the transactions carried out during fiscal year 2016 under the authorizations granted by the shareholders.

Sixteenth resolution

Delegation of authority to the Board of Directors to issue shares in the Company and complex securities, with shareholder preferential subscription rights (not to be used during a takeover offer period)
It is requested that the Shareholders’ Meeting, by using the legal system of overall delegation of authority, provide the Board of Directors with a delegation, for a period of 26 months, to decide upon the issuance, with shareholder preferential subscription rights, (i) of shares of the Company, (ii) of equity securities giving access to other equity securities or to the allocation of debt securities of the Company, (iii) of securities giving access to equity securities to be issued, (iv) of equity securities giving access to equity securities to be issued by a subsidiary of the Company, and (v) of equity securities giving access to outstanding equity securities or to the allocation of debt securities of an entity of which the Company holds, directly or indirectly, rights in the capital, up to a maximum nominal amount of capital increase of 2 billion euros, it being specified that any issuance based on this resolution shall be considered when applying the overall limit of 3 billion euros, which is specifically referred to in the twenty-seventh resolution.

The seventeenth resolution authorizes the Board to use the delegation of authority provided in the sixteenth resolution during a takeover offer period for the Company’s securities, for the same period and with a common ceiling.

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Eighteenth and twentieth resolutions

Delegation of authority to the Board of Directors to issue shares in the Company and complex securities, without shareholder preferential subscription rights (not to be used during a takeover offer period)

It is requested that the Shareholders’ Meeting, by using the legal system of the overall delegation of powers, to provide the Board of Directors with a delegation, for a period of 26 months, to decide upon the issuance via a public offer (eighteenth resolution) and/or via an offer to qualified investors or a restricted circle of investors within the meaning of the French Monetary and Financial Code, typically called a “private placement” (twentieth resolution), without shareholder preferential subscription rights, (i) of shares of the Company, (ii) of equity securities giving access to other equity securities or to the allocation of debt securities of the Company, (iii) of securities giving access to equity securities to be issued, (iv) of equity securities giving access to equity securities to be issued by a subsidiary of the Company, (v) of equity securities giving access to outstanding equity securities or to the allocation of debt securities of an entity of which the Company holds, directly or indirectly, rights in the capital, up to a maximum nominal amount in capital increase of 1 billion euros, it being specified that any issuance based on these resolutions shall be considered when applying the overall limit of 3 billion euros specifically referred to in the twenty-seventh resolution.

Moreover, for offers to qualified investors (twentieth resolution), the nominal amount of capital increases carried out based on this resolution would count towards the maximum nominal amount set in the eighteenth resolution (1 billion or approximately 9% of the capital, when the law allows a maximum ceiling of 20% of the capital).

Under these delegations, the issue price would at least be equal to the minimum amount provided for in the applicable laws and regulations when using the delegation, after correcting this amount, if required, to consider the difference in the dividend date for the shares of the Company or the relevant subsidiary.

Based on these elements, the Board of Directors would set the issue price for the securities issued and, as the case may be, the compensation terms for debt securities, in the best interests of the Company and its shareholders, by considering all parameters involved. To this end, the Board of Directors shall consider in particular the nature of the securities issued, the trend in stock markets and in Orange’s share price, the interest rates used if the securities issued are debt securities, the number of ordinary shares to which these securities give access and, more generally, all of the characteristics of the securities issued.

In addition, the Board of Directors may introduce a priority right in favor of shareholders.

In view of the current regulations, the issue price of new shares issued as part of a public offer (eighteenth resolution) or an offer to qualified investors within the meaning of the French Monetary and Financial Code (twentieth resolution), without shareholder preferential subscription rights, by a company whose shares are admitted to trading on a regulated market, may not be less than the weighted average prices for the last three trading days prior to the price setting, reduced, as the case may be, by the maximum discount of 5%.

Finally, the issuance of preferred shares and other securities giving immediate or future access to preferred shares are expressly excluded from the eighteenth and twentieth resolutions.

The nineteenth and twenty-first resolutions authorize the Board to use the delegation of authority provided in the eighteenth and twentieth resolutions, respectively, during a takeover offer period for the Company’s securities, for the same period and with a common ceiling.

Twenty-second resolution

Authorization to the Board of Directors to increase the number of issuable securities, in the event of securities to be issued

This resolution aims at authorizing the Board of Directors, where there is a capital increase with or without shareholder preferential subscription rights, to increase the number of securities to be issued in the case of excess demand, under the legal terms and subject to the ceiling provided for in the resolutions under which the issuance is decided upon.

This resolution may be used for each of the issuances decided upon under the sixteenth to twenty-first resolutions.

This system would provide the Board of Directors with the ability to carry out additional capital increases under the same conditions as for the initial issuance. This allows for the issuance size to be increased in the event of excess shareholder demand (over-allotment) from the public or investors, as the case may be.

In view of the current regulations, (i) the implementation of this delegation should take place within 30 days following the closing of the subscription of the initial issuance and (ii) the additional capital increase would be limited to 15% of the initial issuance and should take place at the same issue price as the one selected for the initial issuance.

Twenty-third resolution

Delegation of authority to the Board of Directors to issue shares and complex securities, without shareholder preferential subscription rights, in the event of a public exchange offer initiated by the Company (not to be used during a takeover offer period)

This resolution aims at allowing the Company, as per Article L. 225-148 of the French Commercial Code, to issue shares or securities giving access to shares, without shareholder preferential subscription rights, in order to carry out public exchange offers initiated by the Company in France or abroad.

These shares or securities would be used as a compensation, through an exchange, for the shareholders who would bring securities from a company subjected to a public exchange offer (PEO), regardless of its form, as principal or subsidiary, initiated by the Company.

However, the benefit of the provisions of Article L. 225-148 of the French Commercial Code is subject to the securities referred to in the offer being admitted to trading on a regulated market, of a State - such as France - party to the Agreement on the European Economic Area or a member of the OECD.

This procedure allows for shares to be exchanged despite the Company not aligning to the formality required for contributions in kind.

The corresponding capital increase would be carried out without shareholder preferential subscription rights, which are requested to be waived.

The Board of Directors would have to determine, in any offer, the nature and characteristics of the shares or securities to be issued; the amount of capital increase would depend on the offer’s outcome and the number of securities presented during the exchange, considering the exchange ratios set and the shares or securities issued.

This delegation would be granted for 1 billion euros, which would count towards the maximum nominal amount authorized by the eighteenth resolution relating to issuances without shareholder preferential subscription rights through a public offer. This ceiling does not include the nominal value of the Company’s shares that should be issued to maintain, in compliance with the law, the rights of holders of securities giving access to shares of the Company; the delegation would be granted for the same duration of 26 months following the Shareholders’ Meeting.

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The terms of application for the twentieth resolution would apply to issuances carried out on the basis of this twenty-third resolution, except for those that relate to the issue price of shares and securities giving access to shares, and to the shareholders’ priority right.

The twenty-fourth resolution authorizes the Board to use the delegation of authority provided in the twenty-third resolution during a takeover offer period for the Company’s securities, for the same period and with a common ceiling.

Twenty-fifth resolution

Delegation of powers to the Board of Directors to issue shares and complex securities, without shareholder preferential subscription rights, in order to compensate contributions in kind granted to the Company (not to be used during a takeover offer period)

The purpose of this resolution to delegate to the Board of Directors, for a period of 26 months, the required powers to carry out a capital increase, without preferential subscription rights, as consideration for contributions in kind granted to the Company and comprised of equity securities or securities giving access to the Company’s capital.

This delegation would be granted for 1 billion euros, which would count towards the maximum nominal amount authorized by the eighteenth resolution (as in the twenty-third resolution). In any case, the ceiling will be limited, in accordance with the law, to 10% of the share capital (as outstanding on the date of the Shareholders’ Meeting). Based on the share capital at December 31, 2016, the ceiling would therefore be 1,064,022,639 euros.

It would allow the Board of Directors to have the required powers to issue shares or securities giving access to outstanding shares or to-be-issued shares in compensation for such contributions where Article L. 225-148 of the French Commercial Code does not apply (public exchange offer, see the twenty-third resolution).

The shareholder preferential subscription rights to shares and securities so issued would be canceled in favor of equity securities or security holders, being subject to contributions in kind. This delegation also entails a waiver by the shareholders of their preferential subscription rights to which the shares and securities that would be issued may give access.

Where the twenty-fifth resolution is implemented, the Board of Directors would approve the report of the Contribution Auditor(s) and under the same conditions as if the Shareholders’ Meeting had itself approved it: the Board of Directors alone could thus approve the assessment of contributions in kind and the grant of particular benefits, and recognize the capital increase; it could also reduce the assessment of contributions or the compensation of particular benefits, if contributors agree to it.

The twenty-sixth resolution authorizes the Board to use the delegation of powers provided in the twenty-fifth resolution during a takeover offer period for the Company’s securities, for the same period and with a common ceiling.

Twenty-seventh resolution

Overall limit of authorizations

The maximum nominal amount of immediate and/or future capital increases likely to be carried out under the sixteenth to twenty-sixth resolutions is set at 3 billion euros.

Twenty-eighth resolution

Delegation of authority to the Board of Directors to increase the Company’s capital by capitalization of reserves, profits or premiums

This resolution aims at allowing for the capital increase via capitalization of reserves, profits, or premiums, a transaction that does not necessarily result in the issuance of new shares, and should be authorized by the Shareholders’ Meeting under the conditions of quorum and majority for Ordinary Shareholders’ Meetings, in accordance with Article L. 225-130 of the French Commercial Code. For this reason, it is subject to a particular resolution.

The delegation of authority, which would also be granted for a period of 26 months, would allow the Board of Directors to decide, on one or more occasions, on a capital increase, up to a maximum nominal amount of 2 billion euros, it being specified that this ceiling is set (i) without taking account of the nominal value of the Company’s shares which may be issued under adjustments carried out to protect holders of securities giving future access to ordinary shares, and (ii) independently from the capital increase ceilings resulting from the issuance of shares or securities under the sixteenth to twenty-sixth resolutions.

Twenty-ninth resolution

Authorization given to the Board of Directors to allocate Company’s shares for free to Corporate Officers and certain Orange group employees

Shareholders are asked to authorize the allocation for free of shares in the form of performance shares, to Corporate Officers and certain employees of the Company or companies or groups affiliated with the Company (subsidiaries or holdings).

This allocation will be made within the context of the multi-year variable compensation plan (long-term incentive plan or LTIP) established for Corporate Officers of the Company and members of the Executive Committee who are not Corporate Officers of the Company for the 2017-2019 period. The LTIP is extended to employees named as “Executives” and “Leaders” according to the same terms (excluding the number of shares) and conditions. These terms and conditions are described in the Report on the compensation and benefits of the Corporate Officers produced by your Board (see Section 5.3.1.2 Compensation principles and criteria for Corporate Officers in 2017).

The characteristics of this allocation have been reviewed and approved by your Board on the basis of the GCSER recommendations:

- the number of shares to be allocated as free shares is limited to 0.06% of the share capital including the shares awarded to Corporate Officers of the Company, it being stated that the total number of these latter shares shall be limited to 100,000 shares;

- they will either be outstanding shares or newly-issued shares;

- the authorization period is limited to 12 months; the Board of Directors wishes to carry out the free share award quickly after the Shareholders’ Meeting to enable an assessment of the performance conditions over the three fiscal years of 2017, 2018 and 2019;

- this authorization is subject to performance conditions relating to:

- the amount of organic cash flow (for 50% of the final vesting),

- the relative change of the Total Shareholder Return (TSR) (for 50% of the final vesting).

The achievement of the organic cash flow target will be appraised over three consecutive years (including the year 2017, over the course of which the shares will have been awarded as free shares) in comparison to the budget of each of these three years previously approved by the Board of Directors.

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The relative change in the Orange Total Shareholder Return (TSR) will be assessed in comparison with the change in the Telecommunication sector’s TSR. The change in the Orange TSR will be calculated by comparing the average Orange share price for the four months preceding December 31, 2016 to the average Orange share price for the four months preceding December 31, 2019; the change in the sector’s TSR will be calculated according to the same methodology using the Stoxx Europe 600 Telecommunications index as the benchmark or any other index that would replace it;

- the final vesting of the shares (delivery of these shares to the beneficiaries) may not occur before March 31, 2020;

- Corporate Officers will be required to hold at least half of the shares they receive for so long as they hold office; other beneficiaries will not be subject to a lock-up period.

Thirtieth resolution

Authorization given to the Board of Directors to allocate Company’s shares for free to Orange group employees

As Stéphane Richard has recalled, developing employee shareholding is a sign of strength and recognition for all companies and within the Orange group.

With the objective of involving all Group employees in the success of the Essentials2020 strategic plan, an Orange free share award plan was implemented with performance and attendance conditions. The plan is subject to achieving performance conditions over the three years 2017, 2018 and 2019, which Orange’s Board of Directors will ascertain during the first half of 2020.

Under this plan, a number of shares, equivalent to approximately 1,000 euros per person in Western Europe (said number to be adapted based on living standards in the other countries), will be awarded to all employees of Orange group consolidated companies who have agreed to participate according to an equitable distribution within each country.

In this framework, shareholders are asked to authorize the Board of Directors to grant free shares to all Orange group employees, in France and internationally.

The characteristics of this authorization are as follows:

- the number of shares awarded will be limited to 0.4% of the share capital;

- they will either be outstanding shares or newly-issued shares;

- the authorization period is limited to 12 months; the Board of Directors wishes to carry out the free share award simultaneously with the performance share award as quickly as possible after the Shareholders’ Meeting;

- this authorization is subject to performance conditions relating to:

- the amount of organic cash flow (for 50% of the final vesting),

- the amount of adjusted EBITDA (for 50% of the final vesting);

- performance will be assessed annually based on the 2017, 2018 and 2019 fiscal years in comparison to the budget previously approved by the Board of Directors;

- the final vesting of the shares (delivery of these shares to the beneficiaries) will be subject to an attendance condition and may not occur before March 31, 2020;

- if, at the end of the vesting period, the performance conditions have not been met, each Orange group employee concerned will nevertheless receive, subject to an attendance condition, 50% of the shares.

Thirty-first resolution

Delegation of authority to the Board of Directors to issue shares or complex securities reserved for members of savings plans without shareholder preferential subscription rights

This resolution aims at allowing for the issuance of shares or securities giving access to shares of the Company, to be subscribed in cash, in favor of the participants of the Orange group’s savings plan. Where applicable, under such issuance, shares or securities giving access to shares of the Company could be allocated for free, to replace all or part of the discount referred to hereinafter and/or the employer’s contributions.

The nominal amount of the immediate or future capital increase of the Company, resulting from all of the issuances carried out under this delegation, would be set to 200 million euros, excluding the nominal value of issuable shares to protect, in compliance with the law, the rights of holders of securities giving access to shares.

The subscription price for new shares would be equal to the average stock market prices during the 20 trading days prior to the decision setting the date of the subscription being opened, reduced by the maximum discount provided for by the law as of the day of the Board of Directors’ decision, it being specified that the Board of Directors would reduce this discount as they deem fit, including where securities are offered in the international market and/or abroad, notably to meet the applicable local legal requirements.

The shareholder preferential subscription rights to shares so issued would be canceled in favor of the participants in the Orange group’s savings plan.

This delegation’s term would be 18 months.

At December 31, 2016, Group employees held, via the mutual funds of the Group’s savings plan, 4.97% of the capital and 7.76% of the voting rights.

In accordance with the recommendations of the French Financial Markets Authority (Autorité des marchés financiers), it is stated that the delegation having the same purpose adopted by the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 27, 2015 has been used for the employee shareholding plan, Orange Ambition 2016, and in this respect, 11,171,216 new shares were issued and fully subscribed by the employees.

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The table below summarizes the ceilings for all of the financial authorizations submitted to the shareholders’ vote.

Delegations to the Board of Directors submitted to the shareholders’ vote at the Shareholders’ Meeting of June 1, 2017
	Issuance of shares and securities (1)			Capital increase via capitalization of reserves, profits or premiums	Capital increase reserved for members of a company savings plan
	With preferential subscription rights	With cancellation of preferential subscription rights
Maximum amounts (in euros)	16th resolution	17th to 21st (2) and 23rd and 24th (2) resolutions	25th and 26th resolutions (2)	28th resolution	32nd resolution
Maximum nominal amount of capital increase	2 billion	1 billion	1,064,022,639 euros (10% of capital)	2 billion	200 million
Overall ceiling 27th resolution	3 billion			-	-
Expiry date of the delegations	July 31, 2019

(1) The 22nd resolution includes the possibility to increase the number of securities to be issued in the event of a capital increase with or without cancellation of the preferential subscription right (16th to 21st resolutions) up to a maximum of 15%.

(2) Where is it used, the total nominal amount of capital increase would count towards the 1 billion amount set in the 18th resolution.

Thirty-second resolution

Authorization to cancel repurchased shares

The Board of Directors proposes that you authorize, for a period of 18 months from the date of the Shareholders’ Meeting, cancellation of all or part of the Orange shares that would have been acquired, whether under the share buyback program authorized by the twelfth resolution, or under share buyback programs prior or subsequent to the Shareholders’ Meeting, and consequently, to reduce the share capital.

By law, total shares canceled per 24-month period may not exceed 10% of the Company’s capital.

Thirty-third resolution

Powers for formalities

It is proposed, as is customary, that the Shareholders’ Meeting confer full powers on the holder of an original, a copy, or an extract of the minutes of the Shareholders’ Meeting for the purposes of carrying out all legal or administrative formalities and completing all filings and public disclosures provided for under current law in relation to the Shareholders’ Meeting.

If the Board of Directors’ proposals meet your approval, we request that you approve them by voting on the resolutions submitted to you, following review of the reports drawn up by the Statutory Auditors in accordance with applicable laws and regulations.

Additional reports in the event delegations are used

Applicable rules

If the Board of Directors uses the delegations that your Shareholders’ Meeting has granted, it shall draw up an additional report or, if such an additional report is not required, shall inform you thereof in its Annual Report, in accordance with the laws and regulations in effect when the delegation is used.

In addition, when securities are issued pursuant to said delegations, the Statutory Auditors must draw up a report for the Board of Directors in accordance with the laws and regulations in effect when the delegation is used.

Current use

The table attached to this report shows the use made by the Board of Directors of the delegations granted for capital increases.

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Appendix

Summary table of delegations and authorizations granted by the Shareholders’ Meeting to the Board of Directors - Fiscal Year 2016

With the exception of the treasury share buyback program specifically mentioned in the Registration Document that contains the Management Report, in accordance with Article L. 225-211, paragraph 2 of the French Commercial Code, the table below summarizes, for the 2016 fiscal year, all currently valid authorizations granted to the Board of Directors by the Shareholders’ Meeting, including the delegations granted regarding capital increase required under Article L. 225-100 of the French Commercial Code.

Delegations granted at the Shareholders’ Meeting	Date of the Shareholders’ Meeting having granted the delegation	Term of the delegation and expiration date	Total amount of the delegation (in euros)	Use made of the delegation during the fiscal year (in euros)	Balance (in euros)

Delegation of authority to the Board of Directors to issue shares of the Company and securities giving access to shares of the Company or of one of its subsidiaries, with shareholder preferential subscription rights. (19th resolution)	May 27, 2015	26 months July 26, 2017	2 billion	-	2 billion
Delegation of authority to the Board of Directors to increase the Company’s capital by capitalization of reserves, profits or premiums. (26th resolution)	May 27, 2015	26 months July 26, 2017	2 billion	-	2 billion
Delegation of authority to the Board of Directors to proceed with capital increases reserved for members of savings plans without shareholder preferential subscription rights. (27th resolution)	May 27, 2015	26 months July 26, 2017	200 million	44,684,864	155,315,136
Authorization granted to the Board of Directors to reduce the capital through the cancellation of shares. (12th resolution)	June 7, 2016	18 months December 6, 2017	10% of the capital per 24-month period	-	1,064,022,639
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6.5  Statutory Auditors’ report on resolutions
and related party agreements

These are free translations into English of reports issued in French and they are provided solely for the convenience of English-speaking users. These reports should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

Statutory Auditors’ report on related party agreements and commitments

Shareholders’ Meeting held to approve the financial statements for the year ended December 31, 2016

To the Shareholders,

In our capacity as statutory auditors of your Company, we hereby report on certain related party agreements and commitments.

We are required to inform you, on the basis of the information provided to us, of the terms and conditions of those agreements and commitments indicated to us, or that we may have identified in the performance of our engagement, as well as the reasons why they benefit the company. We are not required to comment as to whether they are beneficial or appropriate or to ascertain the existence of any such agreements and commitments. It is your responsibility, in accordance with Article R. 225-31 of the French Commercial Code (Code de commerce), to evaluate the benefits resulting from these agreements and commitments prior to their approval.

In addition, we are required, where applicable, to inform you in accordance with Article R. 225-31 of the French Commercial Code (Code de commerce) concerning the implementation, during the year, of the agreements and commitments already approved by the Shareholders’ Meeting.

We performed those procedures which we considered necessary to comply with professional guidance issued by the French national auditing body (Compagnie nationale des commissaires aux comptes) relating to this type of engagement. These procedures consisted in verifying that the information provided to us is consistent with the documentation from which it has been extracted.

Agreements and commitments submitted for approval of the Shareholders’ General Meeting

We hereby inform you that we have not been advised of any agreements or commitments authorized in the course of the year to be submitted to the Shareholders’ General Meeting for approval in accordance with Article L. 225-38 of the French Commercial Code (Code de commerce).

Agreements and commitments already approved by the Shareholders’ General Meeting

In accordance with Article R. 225-30 of the French Commercial Code (Code de commerce), we have been advised that the implementation of the following agreements and commitments which were approved by the Shareholders’ General Meeting in prior years continued during the year.

With Novalis

Persons concerned

Corporate officers (Stéphane Richard, Chairman and Chief Executive Officer, Ramon Fernandez, Pierre Louette and Gervais Pellissier, Delegate Chief Executive).

Nature, purpose and conditions

On January 11, 2010, two amendments were made to current contracts with Novalis. These amendments extend health, death and disability insurance benefits coverage under Orange group’s contracts to corporate officers.

Both amendments were authorized by the Board of Directors on March 24, 2010 and approved by the Shareholders’ General Meeting on June 9, 2010.

Paris-La Défense, March 22, 2017
The Statutory Auditors
French original signed by

KPMG SA Marie Guillemot	Ernst & Young Audit Charles-Emmanuel Chosson
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Statutory Auditors’ report on the issue of shares and various marketable securities with retention and/or waiver of preferential subscription rights

Combined Shareholders’ Meeting of June 1st, 2017 - Sixteen to Twenty-seven resolutions

To the Shareholders,

In our capacity as Statutory Auditors of your Company and in accordance with the procedures set forth in Articles L. 228-92 and L. 225-135 et seq. of the French Commercial Code (“Code de commerce”), we hereby report to you on the proposed delegations to the Board of Directors for various issues of shares and/or marketable securities, transactions on which you are asked to vote.

Your Board of Director proposes, based on its report:

- that shareholders delegate to it, for a period of 26 months, the authority to decide the following transactions and set the final terms and conditions of these issues and, when necessary, proposes to waive your preferential subscription rights:

- issue, with the maintenance of the preferential subscription right (16th resolution) (i) Company shares, (ii) market securities representing equity securities granting access to other equity securities or conferring entitlement to the allocation of debt securities of the Company, (iii) marketable securities granting access to equity securities to be issued, (iv) marketable securities to be issued granting access to equity securities to be issued by a company in which the Company holds, directly or indirectly, more than half of the share capital (v) marketable securities representing equity securities of the Company granting access to existing equity securities or conferring entitlement to the allocation of debt securities of an entity in which the Company holds, directly or indirectly, rights to the share capital, with consideration that this delegation cannot be used during the period of a public offering for the securities of the Company;

- authorize the utilization of the delegation of authority disclosed in the 16th resolution, during the period of a public offering for the securities the Company, for the equal duration (17th resolution);

- issue, with the waiver of the preferential subscription right by public offering (18th resolution) (i) Company shares, (ii) market securities representing equity securities granting access to other equity securities or conferring entitlement to the allocation of debt securities of the Company, (iii) marketable securities granting access to equity securities to be issued, (iv) marketable securities to be issued granting access to equity securities to be issued by a company in which the Company holds, directly or indirectly, more than half of the share capital, (v) marketable securities representing equity securities of the Company granting access to existing equity securities or conferring entitlement to the allocation of debt securities of an entity in which the Company holds, directly or indirectly, rights to the share capital, precising that this delegation cannot be used during the period of a public offering for the securities of the Company;

- authorize the utilization of the delegation of authority disclosed in the 18th resolution, during the period of a public offering for the securities the Company, for the equal duration (19th resolution);

- issue, with the waiver of the preferential subscription rights in connection with an offer referred to in Section II of Article L. 411-2 of the French Monetary and Financial Code (Code monétaire et financier) and for up to a maximum of 20% of the share capital per year (20th resolution); (i) Company shares, (ii) market securities representing equity securities granting access to other equity securities or conferring entitlement to the allocation of debt securities of the Company, (iii) marketable securities granting access to equity securities to be issued, (iv) marketable securities to be issued granting access to equity securities to be issued by a company in which the Company holds, directly or indirectly, more than half of the share capital, (v) marketable securities representing equity securities of the Company granting access to existing equity securities or conferring entitlement to the allocation of debt securities of an entity in which the Company holds, directly or indirectly, rights to the share capital, precising that this delegation cannot be used during the period of a public offering for the securities of the Company;

- authorize the utilization of the delegation of authority disclosed in the 20th resolution, during the period of a public offering for the securities the Company, for the equal duration (21st resolution);

- issue, in the event of a public exchange offer initiated by your Company (23rd resolution), i) Company shares or (ii) market securities representing equity securities granting access to existing Company shares or conferring entitlement to the allocation of debt securities of the Company or (iii) marketable securities granting access to Company shares to be issued, with consideration that this delegation cannot be used during the period of a public offering for the securities of the Company;

- to authorize the utilization of the delegation of power disclosed in the 23rd resolution, during the period of a public offering for the securities the Company, for the equal duration (24th resolution);

- that shareholders delegate to it, for a period of 26 months, the power to proceed with the issue of (i) Company shares or (ii) market securities representing equity securities granting access to existing Company shares or conferring entitlement to the allocation of debt securities of the Company or (iii) marketable securities granting access to Company shares to be issued, in consideration for contributions in-kind granted to the Company and comprised of equity or marketable securities granting access to the Company’s share capital, for up to a maximum of 10% of the share capital (25th resolution) with consideration that this delegation cannot be used during the period of a public offering for the securities of the Company;

- authorize the utilization of the delegation of power disclosed in the 25th resolution, during the period of a public offering for the securities the Company, for the equal duration (26th resolution).

The total par value amount of share capital increases likely to be carried out immediately or in the future may not exceed €2 billion pursuant to the 16th and 17th resolution and €1 billion pursuant to the 18th, 19th, 20th, 21st, 23rd, 24th, 25th, and 26th resolution, and is fixed to the par value amount of €3 billion, as determined by the 27th resolution.

These limits take into account the additional number of securities to be created pursuant to the delegations set forth in the 16th, 17th, 18th, 19th, 20th and 21st resolutions, under the conditions set forth in Article L. 225-135-1 of the French Commercial Code, should you adopt the 22nd resolution.

It is the responsibility of the Board of Directors to prepare a report in accordance with Article R. 225-113 et seq. of the French Commercial Code. It is our responsibility to report on the fairness of the financial information taken from the financial statements, on the proposed waiver of preferential subscription rights and on other information relating to the transactions, provided in this report.

We performed the procedures that we considered necessary in accordance with the professional guidelines of the French National Institute of Statutory Auditors (Compagnie nationale des commissaires aux comptes) applicable to this engagement. Such procedures consisted in verifying the content of the Board of Directors’ report

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relating to these transactions and the terms and conditions linked to the issue price of the equity securities to be issued.

Subject to our subsequent review of the terms and conditions of the issues that may be decided, we have no comment to make on the terms and conditions linked to the issue price of the equity securities to be issued, as presented in the Board of Directors’ report, pursuant to the 18th, 19th, 20th and 21st resolutions.

Furthermore, as the report does not include information on the terms and conditions under which the issue price of the equity securities to be issued was determined pursuant to the 16th, 17th, 23rd, 24th, 25th and 26th resolutions, we cannot express an opinion on the issue price calculation inputs.

As the final terms and conditions of the issues have not been determined, we do not express an opinion thereon and, as such, on the proposed waiver of preferential subscription rights submitted for your approval in the 18th, 19th, 20th and 21st resolutions.

In accordance with Article R. 225-116 of the French Commercial Code, we will issue an additional report should these delegations be used by your Board of Directors, in the event of the issue of market securities representing equity securities granting access to other equity securities or conferring entitlement to the allocation of debt securities, in the event of the issue of marketable securities granting access to equity securities to be issued and in the event of the issue of shares with the waiver of the preferential subscription rights.

Paris-La Défense, March 29, 2017
The Statutory Auditors
French original signed by

KPMG Audit A division of KPMG SA Marie Guillemot Partner	Ernst & Young Audit Charles-Emmanuel Chosson Partner
Statutory Auditors’ report on the free allocation
of existing shares or shares to be issued

Shareholders’ Meeting of June 1, 2017 (Twenty-ninth resolution)

To the Shareholders,

In our capacity as statutory auditors of your Company and in compliance with Article L. 225-197-1 of the French Commercial Code (Code de commerce), we hereby report on the proposed free allocation of existing shares or shares to be issued, reserved for Corporate Officers (within the meaning of Article L. 225-197-1 Part II of the French Commercial Code) and certain employees of the Company or companies or groups affiliated with the Company within the meaning of Article L. 225-197-2 of the French Commercial Code, an operation upon which you are called to vote.

The total number of shares awarded as free shares pursuant to this resolution shall not represent more than 0.06% of the capital of the Company on the date of this Shareholders’ Meeting, it being stated that the total number of shares awarded as free shares to Corporate Officers of the Company under this resolution shall not exceed 100,000 shares.

Your Board of Directors proposes that, on the basis of its report, it be authorized for a period of twelve months to allocate, for free, existing shares or shares to be issued.

It is the responsibility of the Board of Directors to prepare a report on the proposed operation. Our role is to report on any matters relating to the information regarding the proposed operation.

We have performed those procedures which we considered necessary to comply with the professional guidance issued by the French national auditing body (Compagnie nationale des commissaires aux comptes) for this type of engagement. These procedures consisted mainly in verifying that the proposed methods described in the Board of Directors’ report comply with the legal provisions governing such operations.

We have no matters to report as to the information provided in the Board of Directors’ report relating to the proposed free allocation of shares.

Paris-La Défense, March 29, 2017
The Statutory Auditors
French original signed by

KPMG Audit A division of KPMG SA Marie Guillemot Partner	Ernst & Young Audit Charles-Emmanuel Chosson Partner
ORANGE / 2016 REGISTRATION DOCUMENT - 367[Back to contents]

Statutory Auditors’ report on the free allocation
of existing shares or shares to be issued

Shareholders’ Meeting of June 1, 2017 (Thirtieth resolution)

To the Shareholders,

In our capacity as statutory auditors of your Company and in compliance with Article L. 225-197-1 of the French Commercial Code (Code de commerce), we hereby report on the proposed free allocation of existing shares or shares to be issued, reserved for employees of the Company or companies or groups affiliated with the Company within the meaning of Article L. 225-197-2 of the French Commercial Code (Code de commerce), an operation upon which you are called to vote.

The total number of shares awarded as free shares pursuant to this resolution shall not represent more than 0.4% of the capital of the Company on the date of the present Shareholders’ Meeting.

Your Board of Directors proposes that, on the basis of its report, it be authorized for a period of twelve months to allocate, for free, existing shares or shares to be issued.

It is the responsibility of the Board of Directors to prepare a report on the proposed operation. Our role is to report on any matters relating to the information regarding the proposed operation.

We have performed those procedures which we considered necessary to comply with the professional guidance issued by the French national auditing body (Compagnie nationale des commissaires aux comptes) for this type of engagement. These procedures consisted mainly in verifying that the proposed methods described in the Board of Directors’ report comply with the legal provisions governing such operations.

We have no matters to report as to the information provided in the Board of Directors’ report relating to the proposed free allocation of shares.

Paris-La Défense, March 29, 2017
The Statutory Auditors
French original signed by

KPMG Audit A division of KPMG SA Marie Guillemot Partner	Ernst & Young Audit Charles-Emmanuel Chosson Partner

Statutory Auditors’ report on the issue of shares or marketable securities reserved for members of Company savings plans

Shareholders’ Meeting of June 1, 2017 (Thirty-first resolution)

To the Shareholders,

In our capacity as statutory auditors of your Company and in compliance with articles L. 228-92 and L. 225-135 et seq. of the French Commercial Code (Code de commerce), we hereby report on the proposal to authorize your Board of Directors to decide whether to proceed with an issue of (i) shares in the Company or (ii) securities that are equity securities giving access to existing shares in the Company or to the allocation of debt securities of the Company or (iii) securities giving access to shares to be issued in the Company, reserved for members of Company savings plans (and/or members of any other plan for which Article L. 3332-18 of the French Labor Code (Code du travail) allows a reserved capital increase under similar conditions) set up within your Company or the Group comprising your Company and French or foreign entities falling within the consolidation scope of your Company’s financial statements in accordance with Articles L. 3344-1 and L. 3344-2 of the French Labor Code (Code du travail), an operation upon which you are called to vote.

The increase in capital that could result from this issue is a maximum amount of M€ 200.

This issue is submitted for your approval in accordance with articles L. 225-129-6 of the French Commercial Code (Code de commerce) and L. 3332-18 etc. of the French Labour Code (Code du travail).

Your Board of Directors proposes that, on the basis of its report, it be authorized for a period of eighteen months to decide one or several issues and to waive your preferential subscription rights to the marketable securities to be issued. If necessary, it will be responsible for determining the final issue conditions for this transaction.

It is the responsibility of the Board of Directors to prepare a report in accordance with articles R. 225-113 et seq. of the French Commercial Code (Code de commerce). Our role is to report on the fairness of the financial information taken from the accounts, on the proposed cancellation of preferential subscription rights and on other information relating to the issue provided in the report.

We have performed those procedures which we considered necessary to comply with the professional guidance issued by the French national auditing body (Compagnie nationale des commissaires aux comptes) for this type of engagement. These procedures consisted in verifying the information provided in the Board of Directors’ report relating to this operation and the methods used to determine the issue price of the capital securities to be issued.

Subject to a subsequent examination of the conditions for the issue that would be decided, we have no matters to report as to the methods used to determine the issue price of the capital securities to be issued provided in the Board of Directors’ report.

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As the final conditions for the issue have not yet been determined, we cannot report on these conditions and, consequently, on the proposed cancellation of preferential subscription rights.

In accordance with Article R. 225-116 of the French Commercial Code (Code de commerce), we will issue a supplementary report, if necessary, when your Board of Directors has exercised this delegation in case of the issue of shares or securities that are equity securities giving access to other capital securities and in case of the issue of equity securities giving access to capital securities to be issued.

Paris-La Défense, March 29, 2017
The Statutory Auditors
French original signed by

KPMG Audit A division of KPMG SA Marie Guillemot Partner	Ernst & Young Audit Charles-Emmanuel Chosson Partner

Statutory Auditors’ report on the Reduction in Capital

Shareholders’ Meeting of June 1, 2017 (Thirty-second resolution)

To the Shareholders,

In our capacity as statutory auditors of your Company and in compliance with Article L. 225-209 of the French Commercial Code (Code de commerce) in respect of the reduction in capital by the cancellation of repurchased shares, we hereby report on our assessment of the terms and conditions for the proposed reduction in capital.

Your Board of Directors requests that it be authorized, for a period of eighteen months starting on the date of the present shareholders’ meeting, to proceed with the cancellation of shares the Company was authorized to repurchase, representing an amount not exceeding 10% of its total share capital, by periods of twenty-four months in compliance with the article mentioned above.

We have performed those procedures which we considered necessary in accordance with professional guidance issued by the national auditing body (Compagnie nationale des commissaires aux comptes) for this type of engagement. These procedures consisted in verifying that the terms and conditions for the proposed reduction in capital, which should not compromise equality among the shareholders, are fair.

We have no matters to report as to the terms and conditions of the proposed reduction in capital.

Paris-La Défense, March 29, 2017
The Statutory Auditors
French original signed by

KPMG Audit A division of KPMG SA Marie Guillemot Partner	Ernst & Young Audit Charles-Emmanuel Chosson Partner
ORANGE / 2016 REGISTRATION DOCUMENT - 369[Back to contents]

Statutory Auditors’ attestation on the total amount
of compensation paid to the highest paid employees

Attestation on the information provided under section 4 of Article L. 225-115 of the French Commercial Code

To the Shareholders,

In our capacity as statutory auditors of your Company and in compliance with section 4 of Article L. 225-115 of the French Commercial Code (Code de commerce), we have prepared this attestation on the total amount of compensation paid to the highest paid employees for the year ended December 31, 2016, as presented in the attached document.

This information has been prepared under the responsibility of the Board of Directors. Our role is to report on this information.

As part of our statutory audit, we have audited the financial statements of your company for the year ended December 31, 2016. Our audit, conducted in accordance with professional standards applicable in France, was intended to express an opinion on the financial statements taken as a whole, and not on specific elements of the accounts used for the determination of the aggregate remuneration paid to the highest paid employees. Therefore, we have not performed our audit tests and procedures with this objective in mind, and we express no opinion on these elements taken separately.

We have performed those procedures which we considered necessary to comply with the professional guidance issued by the French national auditing body (Compagnie nationale des commissaires aux comptes) for this type of engagement. These procedures, which do not constitute an audit or a limited review, consisted in making the necessary comparisons between the total amount of compensation paid to the highest paid employees and the source accounting documents, and verifying that it agrees with the elements used as a basis for the preparation of the annual accounts for the year ended December 31, 2016.

On the basis of our work, we have no matters to report on the consistency of the total remuneration paid to the highest paid employees, as presented in the attached document and amounting to 8,766,700 euros, with the accounting used as a basis for the preparation of the annual accounts for the year ended December 31, 2016.

This attestation shall serve as the certification of the accuracy of the total remuneration paid to the highest paid employees within the meaning of section 4 of Article L. 225-115 of the French Commercial Code.

This attestation is for your use in the context described in the first paragraph and should not be used, distributed or cited for other purposes.

Paris-La Défense, March 29, 2017
The Statutory Auditors
French original signed by

KPMG Audit A division of KPMG SA Marie Guillemot Partner	Ernst & Young Audit Charles-Emmanuel Chosson Partner

Total amount of remuneration paid to the highest paid employees

The total amount of salaries, allowances and various indemnities, fees or benefits in kind, paid to the ten highest paid employees during the year 2016 amounts to 8,766,700 euros (eight million seventy hundred and sixty-six thousand and seventy hundred euros).

Paris, February 22, 2017

The Chairman of the Board

Stéphane Richard

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7  Additional information

ORANGE / 2016 REGISTRATION DOCUMENT - 371[Back to contents]

7.1  Person responsible

7.1.1    Person responsible for the information contained in the Registration Document

Stéphane Richard, Chairman and Chief Executive Officer

7.1.2    Declaration by the person responsible

I hereby certify, after having taken all reasonable measures to this effect, that the information in this Registration Document is, to the best of my knowledge, in accordance with the facts and makes no omission likely to affect its import.

I certify, to the best of my knowledge, that the financial statements have been prepared in accordance with applicable accounting standards and give a fair view of the assets, liabilities, financial position, and profit or loss of the Company and all the undertakings included in the consolidation, and that the Management Report included on pages 35 to 40, 189 to 240 and 271 to 272 of this Registration Document presents a fair review of the development and performance of the business and financial position of the Company and all undertakings included in the consolidation as well as a description of the main risks and uncertainties to which they are exposed.

I have received a completion letter from the Statutory Auditors stating that they have audited the information contained in this Registration Document relating to the financial position and statements and that they have read this document in its entirety.

The Statutory Auditors have reviewed the historical financial information in this document and have issued reports, included on pages 187 and 273.

Paris, April 6, 2017

The Chairman and Chief Executive Officer

Stéphane Richard

7.2  Statutory Auditors

7.2.1    Principal Statutory Auditors

Ernst & Young Audit

Represented by Charles-Emmanuel Chosson Tour First - TSA 14444 - 1/2, Place des Saisons 92400 Courbevoie - Paris-La Défense 1 - France

Ernst & Young Audit was appointed by Government decree dated September 18, 1991, and this appointment was renewed by Government decrees of May 14, 1997 and May 27, 2003, and then by decisions of the Ordinary Shareholders’ Meeting of May 26, 2009 and the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 27, 2015, for a period of six years.

KPMG SA

Represented by Marie Guillemot Tour Eqho - 2, avenue Gambetta 92066 Paris-La Défense Cedex - France

KPMG SA was appointed by the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 27, 2015, for a period of six years.

7.2.2    Alternate Statutory Auditors

Auditex

Tour First - TSA 14444 - 1/2, Place des Saisons 92400 Courbevoie - Paris-La Défense 1 - France

Auditex was appointed by Government decree of May 27, 2003, and this appointment was renewed by decisions of the Ordinary Shareholders’ Meeting of May 26, 2009 and the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 27, 2015, for a period of six years.

Salustro Reydel

2, avenue Gambetta 92066 Paris-La Défense Cedex - France

Salustro Reydel was appointed by the Shareholders’ Meeting of May 27, 2015, for a period of six years.

The terms of office of all the Statutory Auditors will expire following the Ordinary Shareholders’ Meeting convened to approve the financial statements for the year ended December 31, 2020.

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7.3  Statutory information

7.3.1    Company name

Orange

7.3.2    Place of registration and registration number

Paris trade and companies register (Registre du commerce et des sociétés - RCS)

Number: 380 129 866

APE (principal activity) code: 642 C

7.3.3    Date of incorporation and term

Orange was incorporated as a French Société anonyme on December 31, 1996 for a 99 year term. Barring early liquidation or extension, the Company will expire on December 31, 2095.

7.3.4    Registered office, branches, legal form and applicable law

Registered office: 78, rue Olivier de Serres, Paris (15th arrondissement), France Telephone: +33 (0)1 44 44 22 22

Branch: Orange SA has a branch in Poland: Oddzial w Polsce, Al. Jerozolimskie 160, 02-326 Warsaw.

Orange is governed by French corporate law subject to specific laws governing the Company, notably Act 90-568 of July 2, 1990 on the organization of public postal services and France Télécom, as amended.

The regulations applicable to Orange as a telecommunications operator are described in Section 2.2 Regulation.

7.3.5    Company purpose

The Company’s corporate purpose, in France and abroad, specifically pursuant to the French Postal & Telecommunications Code, shall be:

- to provide all electronic communication services in internal and international relations;

- to carry out activities related to public service and, in particular, to provide, where applicable, a universal telecommunications service and other mandatory services;

- to establish, develop and operate all electronic communications networks open to the public necessary for providing said services and to interconnect the same with other French and foreign networks open to the public;

- to provide all other services, facilities, handset equipment, electronic communications networks, and to establish and operate all networks distributing audiovisual services, and especially radio, television and multimedia broadcasting services;

- to set up, acquire, rent or manage all real estate or other assets and businesses, to lease, install and operate all structures, businesses, factories and workshops related to any of the purposes defined above;

- to obtain, acquire, operate or transfer all processes and patents related to any of the purposes defined above;

- to participate directly or indirectly in all transactions that may be related to any of the purposes defined above, through the creation of new companies or enterprises, the contribution, subscription or purchase of securities or corporate rights, acquisitions of interests, mergers, partnerships, or any other means; and

- more generally, all industrial, commercial, Company and financial transactions, or transactions involving movable or fixed assets, that may be related directly or indirectly, in whole or in part, to any of the aforementioned corporate purposes, or to any similar or related purposes, or to any and all purposes that may enhance or develop the Company’s business.

7.3.6    Rights, preferences and restrictions attached to shares

Orange has only issued ordinary shares. Each share shall entitle its holder to a portion of the corporate profits and assets proportional to the amount of capital represented thereby. Furthermore, each share shall entitle its holder to vote and be represented in the Shareholders’ Meetings in accordance with provisions of the law and of the Bylaws. Ownership of one share implies, ipso jure, adherence to the Bylaws and the decisions of the Shareholders’ Meeting.

There is no clause in the Bylaws providing for double or multiple voting rights for shareholders. However the law of March 29, 2014 aiming to regain the real economy (Florange Law) provides for double voting rights for all shares registered in nominative form by the same holder for at least two years.

The shareholders shall only be liable for losses within the limits of their contributions to the Company’s capital.

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Payment of dividends

The terms and conditions for the payment of the dividends approved by the Shareholders’ Meeting are determined by the Shareholders’ Meeting, or in lieu, by the Board of Directors. However, cash dividends must be paid within a maximum of nine months after the close of the fiscal year, unless extended by court order. The Ordinary Shareholders’ Meeting may grant each shareholder, for all or part of the dividends to be distributed, an option between payment of the dividends in cash or in shares, subject to legal requirements.

Interim dividends may be distributed before the approval of the financial statements for the fiscal year when the balance sheet established during or at the end of a fiscal year and certified by a Statutory Auditor shows that the Company has made a profit since the close of the last fiscal year, after recognizing the necessary depreciation, amortization and provisions and after deducting prior losses, if any, and the sums to be allocated to reserves, as required by law or the Bylaws, and including any retained earnings. The amount of such interim dividends may not exceed the amount of the profit so defined.

Dividends not claimed within five years after the payment date shall be deemed to expire and revert to the French state.

Disposal and transfer of shares

Shares are freely negotiable, subject to applicable legal and regulatory provisions. They shall be registered in a share account and are transferred by means of a transfer order from account to account.

7.3.7    Actions necessary to modify shareholders’ rights

Shareholders’ rights may be modified as allowed by law. Only the Extraordinary Shareholders’ Meeting is authorized to amend any and all provisions of the Bylaws. The Meeting may not, however, increase shareholder commitments, except for properly executed transactions resulting from a share consolidation.

7.3.8    Rules to participate in and call Shareholders’ Meetings

Access to, participation in and voting rights at Shareholders’ Meetings

Shareholders’ Meetings are composed of all shareholders whose shares are paid up and for whom a right to attend Shareholders’ Meetings has been established by registration of the shares in an account in the name either of the shareholder or of the intermediary holding their account where the shareholder is not resident in France, by midnight (Paris time) on the third business day preceding the Meeting.

The shares must be registered within the time limit specified in the preceding paragraph either in an account in their own name maintained by the Company, or in the bearer share accounts maintained by the authorized intermediary.

If it sees fit to do so, the Board of Directors may distribute personalized admission cards to shareholders and require them to produce these cards at the Meeting.

Shareholders participating via video-conferencing or other means of telecommunications which meet legal and regulatory conditions and allow identification shall be deemed present for the calculation of quorum and majority at Shareholders’ Meetings. The Board of Directors organizes, in accordance with legal and regulatory requirements, the participation and vote of these shareholders at the Shareholders’ Meeting, assuring, in particular, the effectiveness of the means of identification.

Any shareholder may, in accordance with legal and regulatory requirements, vote without attending the Meeting or grant a proxy to any other physical person or legal entity of his or her choice. Shareholders may, in accordance with legal and regulatory requirements, send their vote or proxy, either by hard copy or via electronic means of telecommunication, until 3pm (Paris time) the day before the Shareholders’ Meeting. Transmission methods are set forth by the Board of Directors in the notice of Meeting and the notice to attend.

Shareholders sending in their vote within the time limit specified under this section, by means of the form provided by the Company to shareholders, are deemed present or represented at the Meeting.

The forms for sending in a vote or a proxy, as well as the certificate of attendance, can be completed in electronic format duly signed under the conditions specified by the applicable laws and regulations. For this purpose, the recording of the electronic signature on the certificate can be made directly on the Internet site established by the organizer of the Meeting.

Shareholders who are not resident in France may be represented at a Shareholders’ Meeting by a registered intermediary who may participate subject to legal requirements.

Notice of Shareholders’ Meetings

Shareholders’ Meetings are convened by the Board of Directors, or, failing that, by the Statutory Auditors, or by any person empowered for this purpose. Meetings are held at the registered office or at any other location indicated in the notice to convene. Subject to exceptions provided by law, notice must be given at least 15 days before the date of the Shareholders’ Meeting. When the Shareholders’ Meeting cannot deliberate due to the lack of the required quorum, the second Meeting and, if applicable, the second postponed Meeting, must be called at least ten days in advance in the same manner as used for the first notice.

Ordinary Shareholders’ Meeting

Ordinary Shareholders’ Meetings are those Meetings called to make any and all decisions that do not amend the Bylaws. An Ordinary Meeting shall be convened at least once a year within six months of the end of each fiscal year in order to approve the annual and consolidated financial statements for the fiscal year in question or, in case of postponement, within the period established by court order. On the first convocation, the Meeting may validly deliberate only if the shareholders present or represented by proxy or voting by mail represent at least one-fifth of the shares entitled to vote. Upon the second convocation, no quorum is required. Decisions are made by a majority of votes held by the shareholders present, represented by proxy, or voting by mail.

Extraordinary Shareholders’ Meeting

Only the Extraordinary Shareholders’ Meeting is authorized to amend any and all provisions of the Bylaws. Subject to the legal provisions governing capital increases from reserves, profits or share premiums, the resolutions of the Extraordinary Meeting shall be valid only if the shareholders present, represented by proxy or voting by mail represent at least one-fourth of all shares entitled to vote when convened for the first time, or one-fifth when convened for the second time. If the latter quorum is not reached, the second Meeting may be postponed to a date no later than two months after the date for which it was called. Subject to the same condition, the second Meeting shall make decisions by a two-thirds majority of the shareholders present, represented by proxy, or voting by mail.

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7.3.9    Provisions having the effect of delaying, deferring or preventing a change of control of the Company

There are no statutory provisions having the effect of delaying, deferring or preventing a change of control of the Company. Factors likely to have an impact in the event of a public offer, as set out in Article L. 225-100-3 of the French Commercial Code, are described in Section 7.4.

7.3.10  Declarations of threshold crossing

In addition to the legal obligation to inform the Company and the French Financial Markets Authority (Autorité des marchés financiers - AMF) when thresholds of 5%, 10%, 15%, 20%, 25%, 30%, 33 1/3%, 50%, 66 2/3%, 90% and 95% of the capital and voting rights are crossed, any individual or legal entity, acting alone or jointly with others, who acquires directly or indirectly, as defined by Articles L. 233-7 et seq. of the French Commercial Code, a number of shares, voting rights or securities representing shares equal to 0.5% of the capital or voting rights in Orange is required, within five trading days from the date of registration of the securities that result in reaching or crossing such threshold, to report to Orange by registered letter with return receipt, the total number of shares, voting rights and securities giving access to the capital that such individual or entity holds.

This declaration must be repeated in accordance with the conditions indicated above each time a new 0.5% threshold is reached or crossed, whether crossing above or below, for any reason whatsoever, including beyond the 5% threshold.

In the event of failure to comply with any of the provisions set forth above, the shareholder or shareholders in question shall be deprived of the voting rights attached to any shares or securities in excess of the thresholds, subject to legal provisions and limits, if one or more shareholders holding at least 0.5% of the capital or voting rights so requests at a Shareholders’ Meeting.

7.4  Factors that may have an impact in the event of a public offer

Pursuant to Article L. 225-100-3 of the French Commercial Code, this section describes the factors that may, to the Company’s knowledge, have an impact on the Orange shares in the event of a public offer:

Structure of the Company’s capital

The French State and Bpifrance Participations jointly hold 22.95% of the capital and 29.29% of the voting rights at the Shareholders’ Meeting due to the double voting rights for their shares held in registered form. See Section 6.2.1 Distribution of capital and voting rights.

Control mechanisms provided for in any employee shareholding plan, when rights of control are not exercised by employees

The regulations governing the mutual funds of the Group’s savings plan, which are invested in Orange shares, state that voting rights attached to shares held as fund assets are exercised by the Supervisory Boards of these funds. In the absence of an express reference in the regulations to the cases where the Supervisory Boards must gather the prior opinions of unit holders, the Supervisory Boards decide on the tender of shares held as fund assets to the public purchase or exchange offers, in accordance with Article L. 214-164 of the French Monetary and Financial Code. As at December 31, 2016, the mutual funds held 4.97% of the Company’s capital and 7.76% of the voting rights at Shareholders’ Meeting.

Agreements among shareholders that the Company is aware of and which may cause restrictions on the transfer of shares and the exercising of voting rights

On February 18, 2016, the French State and Bpifrance Participations entered into a new shareholders’ agreement to act jointly, notice of which was given to the Company and the French Financial Markets Authority (Autorité des marchés financiers - AMF). See Section 6.2.1.2 Information on shareholders’ agreements.

Rules applicable to the appointment and replacement of members of the Board of Directors

See Section 5.2.2.1 Legal and statutory rules relating to the composition of the Board of Directors.

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7.5  Regulated agreements and related party transactions

Orange SA has entered into agreements with some of its subsidiaries, including framework agreements, support and brand licensing agreements, as well as service-related agreements. In addition, cash management agreements exist between Orange SA and most of its subsidiaries. These agreements were entered into on an arm’s-length basis.

In 2016, Orange SA did not enter into any regulated agreements as defined in Article L. 225-38 of the French Commercial Code.

Regarding agreements made in previous years, the two amendments to the ongoing agreements with Novalis executed on January 11, 2010, remained in force during 2016. These amendments extended to Corporate Officers the benefit of Orange group policies covering (i) healthcare costs and (ii) death, incapacity and invalidity. These related party transactions concern the following Corporate Officers of Orange SA: Stéphane Richard, Chairman and Chief Executive Officer as well as Ramon Fernandez, Pierre Louette and Gervais Pellissier, Chief Executive Officers Delegates. See Orange SA’s Statutory Auditors’ Special Report (Section 6.5).

In addition, except for potential agreements concluded in the normal course of business and on an arm’s-length basis, no agreement was made in 2016, directly or indirectly, between a Director or Officer or a shareholder holding more that 10% of Orange SA’s voting rights, and a company in which Orange SA owns, directly or indirectly, more than 50% of the capital.

See also the table of transactions between the Group and the main associates and joint ventures (EE) in Note 3.2 Main changes in the scope of consolidation to the consolidated financial statements, as well as Note 10 Interests in associates and joint ventures to the consolidated financial statements (Section 4.1.1) and Note 7 Transactions with related companies and parties to Orange SA’s annual financial statements (Section 4.7.1).

Finally, see Note 6.4 Executive Compensation to the consolidated financial statements.

7.6  Material contracts

On December 21, 2016, Orange agreed a six billion euro syndicated loan with 24 international banks maturing in December 2021 to refinance the preceding six billion euro credit line arranged on January 27, 2011. See Note 12.3 Liquidity risk management to the consolidated financial statements.

In addition, Orange has made some significant acquisitions and disposals in the last few fiscal years (see Note 3.2 Main changes in scope of consolidation to the consolidated financial statements).

These aside, Orange has made no significant agreements other than those made in the normal course of its business.

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8  Appendices

Glossary of technical terms	378
Financial glossary	382
Correspondence tables	384
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Glossary of technical terms

3G/3G+: see UMTS (3G) and HSDPA (3G+).

4G: fourth generation of mobile telephony standards, successor to the 3G and 2G standards. Provides “very high-speed mobile broadband” connections (theoretical speeds of above 100 Mbits/s) and uses Voice over IP.

4G+: development of the 4G standard. Deployment will ensure increased coverage in high density town centers with maximum theoretical connection speeds of up to 223 Mbits/s.

5G: future standard that has not yet been standardized to succeed 4G and 4G+, characterized by higher speed and lower energy consumption.

ADSL (Asymmetrical Digital Subscriber Line): broadband data transmission technology on the traditional telephone network. It enables broadband data transmission (first and foremost Internet access) via twisted paired copper cable (the most common type of telephone line found in buildings).

API (Application Programming Interface): computer programming interface which enables programs to interact with one another, in a similar manner to a human-machine interface.

Arcep: Autorité de régulation des communications électroniques et des postes - French Postal and Electronic Communications Regulatory Authority.

Asynchronous Transfer Mode (ATM): broadband transmission technique for multiplexing data flows in the form of packets (ATM standard packets) in connected mode with guaranteed quality of service.

ATM (Asynchronous Transfer Mode): See Asynchronous Transfer Mode.

B2B or Business to Business: all of a company’s activities (commercial dealings or transactions) aimed at corporate customers.

B2C or Business to Consumer: all of a company’s activities (commercial dealings or transactions) aimed at retail customers.

Backbone: fiber optic backbone transmission network for long distance and very high capacity. See DWDM and SDH.

Backhaul: connection for the transmission of voice or data, either to a backbone or to a point from which a connection is made.

BAS (Broadband Access Server): see Broadband Access Server.

Bit: abbreviation for BInary digiT. Elementary information unit with binary coding (0 or 1) used by digital systems.

Bitstream: wholesale offer enabling alternative operators to rent broadband access which has been activated by the incumbent operator. In this way they can offer retail broadband services in areas where they do not offer unbundled access.

Broadband Access Server (BAS): broadband access hub that collects incoming and outgoing traffic to DSLAM, ensuring the interconnection with the operator’s IP network. This hub equipment handles the management of user sessions (authentication, traffic control, etc.) and the concentration of Internet traffic.

Broadband: data transmission technology where modulation is used for the simultaneous passage of several independent channels on a single physical medium. Term used to designate broadband networks (speeds of at least several Mbits/s). ADSL is also included under the term broadband access (individual connection providing at least 128 Kbits/s downstream, from the switch to the user).

Call termination (interconnection or termination rate): amount per minute paid by one telephone operator to another to transmit a telephone conversation over the network of the second operator to its destination. These rates are regulated.

Capacity services: services involving an operator providing transmission capacity dedicated to a user, ensuring transparency in relation to applications supported (example: leased line service).

CDMA (Code Division Multiple Access): process used in particular in mobile telephony, allowing several digital signals to be transmitted simultaneously on the same carrier frequency. It allows operators to offer their subscribers broadband Internet access services on their mobiles.

Centrex: service enabling one or more businesses to use a public automatic switch while benefiting from all the services available on a PABX (Private Automatic Branch eXchange).

Cloud Computing: concept that involves using remote servers for the storage and processing of electronic data, traditionally located on local servers or the user’s workstation.

Cloud Gaming or games on demand: broadband streaming technology enabling users to play games that are stored on remote servers on their computer or television.

Docsis (Data Over Cable Service Interface Specification): standard defining conditions for a communication interface for a high-speed data transfer system to an existing cable television system. DOCSIS uses the TDMA (Time Division Multiple Access)/SCDMA (Synchronous Code Division Multiple Access) method.

DSL (Digital Subscriber Line): technologies enabling the use of copper cables connecting subscribers of “Switched Telephone Networks” (STN) to enable broadband transfers of digital packets. See ADSL.

DSLAM (Digital Subscriber Line Access Multiplexer): DSL equipment for the demodulation of subscriber ADSL modems and the first level of aggregation for data transport on the IP network. The equipment is also used to filter voice and data. Installed close to local distribution frames, they generally manage between 100 and 2,000 subscribers.

Dual play: broadband contract package including two services: Internet access and IP telephony. See Multiplay.

DWDM (Dense Wavelength Division Multiplexing): digital transmission technology based on multiplexing wavelengths over fiber optic, enabling very high-speed broadband (up to 10 Gigabits per second) information transfers over long distance networks.

Edge (Enhanced Data rates for GSM Evolution): radio technology representing the intermediary stage between GPRS and UMTS, which is based on using existing GSM radio frequencies to offer Internet and multimedia services, with theoretical rates of up to 380 Kbits/s and effective rates up to four times faster than GPRS.

Efficient operator: concept used in relation to the regulation of prices for wholesale and retail services sold by an operator when the regulatory authority requires the operator to orient its prices towards the costs borne. If the actual costs of this operator turn out to be higher than they should be because of its inefficiency, the corresponding excess cost is excluded from the price base used to determine prices.

Ethernet: technology for local network connections originally developed by Xerox, with computers connected by a combination of network interface cards installed on each PC and by coaxial cables linking the workstations at a rate of 10 Mbits/s. In an Ethernet network, each workstation may initiate a transmission at any time.

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FDD (Frequency Division Duplexing): method of allocating UMTS frequencies that consists of assigning a frequency band for each uplink (from the terminal to the base station) and downlink (from the base station to the terminal).

Frame Relay: data transmission protocol, which only uses the first two layers of the model for the international OSI (Open System Interconnection) standard designed to standardize and facilitate network interconnection. It enables the simultaneous connection, through statistical multiplexing, of several communications using a single access at high speeds.

FTTH (Fiber To The Home): connection by fiber optic directly to the subscriber’s home ensuring very high-speed transmissions compatible with triple play packages.

FTTx (Fiber to the X): generic name for different forms of optical connections.

Full MVNO: MVNO that operates its own core network components and its own applications platforms, while renting radio capacities to host operators. See MVNO.

Gateway equipment: enabling communication between two different networks.

Gateway: equipment enabling communication between two different networks. Some gateways are bi-directional, others unidirectional.

Gbit/s or Gigabit per second: one billion bits (109) transferred per second on a transmission network. See Bit.

Go or Gigaoctet: a unit of measurement used in computing to indicate memory capacity. Each unit corresponds to a billion octets (octet is a computer coding unit consisting of 8 bits).

GPON (Gigabit Passive Optical Network): passive FTTH optical network architecture, not to be confused with the competing point to point FTTH architecture; it is used for on-demand broadcasting such as video over IP (IPTV).

GSM (Global System for Mobile Communications): European standard for second-generation mobile telephony networks which operates within the 900-1,800 MHz frequency bands.

HSDPA (High Speed Downlink Package Access): improvement on the third generation (3G) UMTS mobile telephony standard, also known as 3.5G or 3G+. Through software developments, it offers performance ten times greater than 3G technology (UMTS). It supports broadband in packet mode downstream.

ICT (Information and Communication Technologies): techniques used to process and transmit information, mainly computing, audiovisual, multimedia, Internet and telecommunications.

Integrated Service Digital Network (ISDN): digital network for the transmission of integrated information: data, voice and video. Orange trade name: Numéris.

Internet Protocol (IP): one of the two main communication protocols between networks (the other being ATM), used in particular on Internet and Intranet networks. IP is an Internet-specific transfer protocol based on the principle of packet switching.

IP (Internet Protocol): see Internet Protocol.

IP telephony: see Voice over Internet Protocol.

IPTV (Internet Protocol Television): television and/or video distribution systems using broadband connections over IP.

IPVPN: see Virtual Private Network.

IPX (IP eXchange): interconnection service ensuring interoperability between the different technologies and thus allowing the secure exchange of IP-based traffic between customers of the different mobile, fixed-line telephony and Internet operators.

ISDN: Integrated Service Digital Network.

ISP (Internet Service Provider): company providing Internet access to private users, professionals and businesses.

Kbit/s or kilobit per second: one thousand bits (103) transferred per second on a transmission network. See Bit.

LAN (Local Area Network): network enabling workstations or PCs of the same entity on the same site to be interconnected with other local networks on other sites and be linked to the public network.

Livebox: terminal marketed by Orange that offers broadband modem, router and WiFi, and Bluetooth wireless access point functions, as well as providing Internet connection, television and Voice over IP via ADSL.

Local loop: part of the telephone network that connects the local telephone switch to subscribers’ individual households.

LTE (Long Term Evolution): name given to a project developed within 3GPP and whose objective is to produce technical specifications for future fourth generation mobile network standards (4G). By extension, LTE also refers to so-called fourth generation mobile systems developed through this project.

M2M or Machine to Machine: exchanges of information between machines that are established between the central control system (server) and any type of equipment, through one or several communication networks.

Managed services: service contract agreed between a company and an operator and consisting of entrusting the latter with the management of its requirements in terms of telecommunications or IT.

Mbit/s or Megabit per second: one million bits (106) transferred per second on a transmission network. See Bit.

MHz: frequency measurement corresponding to one million cycles per second for an electric current (radio frequency), or a clock speed for microprocessors (computer).

MiFi: a portable mobile broadband device that allows several mobile terminal users to share the same high-speed 3G or 4G mobile Internet connection by connecting to the device via WiFi.

MMS (Multimedia Messaging Service): multimedia messaging that is an extension of SMS and allows the routing of images and sound on GPRS and UMTS mobile telephony networks and terminals.

MPLS (Multi-Protocol Label Switching): a standard proposed by the Internet Engineering Task Force (IETF), an international community open to operators and network designers, whose goal is to coordinate the development of, and resolve architectural and protocol issues relating to the Internet. MPLS improves network speed and efficiency, allowing routers to transfer information along pre-defined paths depending on the level of quality required.

Multiplay: access solution for multiple services (Internet, television, Voice over IP) through a single broadband access point. The Livebox is the multi-play solution marketed by Orange.

Multiplexing: technique to simultaneously transfer several communications on a single transmission channel.

MVNO (Mobile Virtual Network Operator): mobile operators that use third-party network infrastructures to provide their own mobile telephony services.

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NAS (Network Access Server): see Network Access Server.

Network Access Server (NAS): sideline IP network equipment for the concentration of STN telephone modem access and connection thereof to the IP network.

Next Generation Network: see NGN.

NFC (Near Field Communication): technology for short-range and high-frequency wireless communications, allowing the exchange of information between devices up to a distance of about 10 cm.

NGN (New Generation Network, or Next Generation Network): generic concept referring to IP-based voice and data networks, making it possible to switch from a simple connectivity approach to a new approach to developing services for customers. See IP Protocol.

NRA: subscriber connection nodes or switches towards which subscriber telephone lines are directed.

OTT (Over-The-Top): refers to a broadcaster that provides services, for example on-demand video services on the Internet, using the infrastructures of a telecoms network operator, when the network operator does not offer this service itself.

Outsourcing: see Managed services.

Pay TV: refers to pay-TV, access to which is subject to payment by contract or on a one-off basis.

Quadruple play: offer combining Internet, television, mobile telephony and fixed-line telephony access.

RBCI: Backbone and IP Collection Network.

Roaming: use of a mobile telephony service on the network of an operator other than that with whom the contract is taken out. The typical example is the use of a mobile abroad on the network of another operator.

SDH (Synchronous Digital Hierarchy): see Synchronous Digital Hierarchy

Signaling System 7 (SS7): information exchanges required for the management of a telephone communication (establishment and termination, maintenance and supervision, invoicing) and transferred in digital form by a network separate from that used for the communication itself.

Smartphone: mobile handset with PDA features. Data is keyed in via a touch screen or keyboard. It provides basic functionality such as: diary, calendar, web browsing, e-mail, instant messaging and GPS.

SMS (Short Message Service): communication service based on short written messages on mobile telephony handsets and networks.

SoHo (Small Office, Home Office): refers to the computing market for very small companies (less than ten employees).

SS7: see Signaling System 7.

STN (Switched Telephone Network): “traditional circuit” switched telephone network for voice communications.

STP (Signal Transfer Point): signaling network router that transmits signals between switching points.

Streaming: technology enabling the broadcasting of video images on the Internet and continuous viewing in real time.

Switched Telephone Network (STN): voice transport network comprised of terminals, subscriber lines, circuits and exchanges/switches. It is also used to access certain data services.

Synchronous Digital Hierarchy (SDH): transmission standard over very high bandwidth fiber optic that allows data flows of different speeds to be transmitted securely, and facilitates their management.

Tbit/s or Terabit per second: one trillion bits (1012) transferred per second on a transmission network. See Bit.

TDSL (Turbo Digital Subscriber Line): business-oriented ADSL offer.

Triple play: broadband contract package including Internet access, telephony and a package of television channels.

UMTS (Universal Mobile Telecommunications System): third-generation (3G) mobile telephony standard allowing broadband communication (up to 2 Mbits/s at theoretical symmetrical speed) over the 1.9 to 2.2 GHz frequency band.

Unbundling: obligation placed upon a local loop owner-operator to provide a third-party operator with bare copper pairs. The third-party operator remunerates the owner-operator for this usage and it installs its own transmission equipment at the end of the local loop in order to connect subscribers to its own network. An equipment collocation service is also offered to third-party operators in addition to unbundling. Partial unbundling and full unbundling are distinguished. Partial unbundling allows the third-party operator to offer a broadband service on the upper frequency band of the line, whilst the owner-operator continues to provide the contract and the telephone service on the lower band. Full unbundling allows the third-party operator to connect the whole of a line to its own equipment and therefore to provide telephony as well as broadband services.

Universal service: one of the three components of public service in telecommunications, with the mandatory provision of electronic communications and tasks in the public interest. It is the only component to be financed by a sector fund. This breaks down into three parts: telephony services, universal directory and universal information service.

vDSL (Very high bit-rate DSL): technique based on the same technique as xDSL. vDSL signals are sent over a pair of copper wires, simultaneously and without interfering with voice telephony. This allows for very high speeds.

VDSL2: extension of vDSL, this technique offers higher speed (symmetrical speeds up to 100 Mbits/s) and thus meets requirements for fiber optic access over a short distance.

Virtual Private Network (VPN): group of resources on a public network exclusively used by a business customer.

Voice over Internet Protocol - VoIP: transport of voice services using IP technologies.

VoIP: see Voice over Internet Protocol.

VPN: Virtual Private Network.

VSAT (Very Small Aperture Terminal): satellite communications technology that uses two-way satellite dishes with a diameter of less than 3 m and requires few ground resources. VSAT is used to connect a small site to communication networks, either for telephony or Internet access.

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WDM (Wavelength Division Multiplexing): see Dense Wavelength Division Multiplexing.

WiFi (Wireless-Fidelity): technology enabling the connection of wireless equipment using radio waves in the 2.4 GHz wavelength, at speeds of 11 Mbits/s (802.11b standard) or 54 Mbits/s (802.11g standard). By extending the Ethernet protocol to cover radio services, WiFi offers businesses and individuals the ability to wirelessly connect several computers or shared devices in a network over distances that may reach several dozen meters.

Wimax: wireless broadband transmission standard operating at 70 Mbits/s (802.16 standard), which enables several WiFi access points to connect to a fiber optic network and therefore increases the range of WiFi networks. With a nominal range of 50 kilometers, it should eventually enable the development of citywide networks (MAN) based on a single access point.

xDSL: see DSL.

XoIP: refers to any form of data transmission using the IP protocol.

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Financial glossary

Adjusted EBITDA: EBITDA (see definition of this term) adjusted for the effects of significant litigations, specific labor expenses, review of investments and the business portfolio, restructuring and integration costs and, where appropriate, other specific items that are systematically specified (see Note 1 to the consolidated financial statements). Since the first quarter of 2016, adjusted EBITDA has excluded the gains (losses) on disposal of investments and activities, and adjusted EBITDA for past periods has been harmonized accordingly. Since the fourth quarter of 2016, adjusted EBITDA is the new name for restated EBITDA, without any change to the definition of this indicator. Adjusted EBITDA is not a financial aggregate defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 4.3.5 Financial aggregates not defined by IFRS).

Average number of employees (full-time equivalents): average number of active employees over the reporting period, prorated for their work time, including both permanent contracts and fixed-term contracts.

CAPEX: investments in property, plant and equipment and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (see Note 1.3 to the consolidated financial statements). CAPEX is not a financial aggregate defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 4.3.5 Financial aggregates not defined by IFRS).

Capital expenditure on property, plant and equipment and intangible assets: see CAPEX.

Change in working capital requirement: i) change in gross inventories, plus ii) change in gross trade receivables, plus iii) change in trade payables of other goods and services, plus iv) change in other assets and liabilities (excluding receivables and liabilities relating to operating taxes and levies).

Commercial expenses and content costs: see External purchases.

Data on a comparable basis: data with comparable methods, scope of consolidation and exchange rates are presented for the preceding period (see Section 4.3.5.1 Data on a comparable basis). The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended, as well as the average exchange rates used for the income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial aggregate defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 4.3.5 Financial aggregates not defined by IFRS).

External data: data after elimination of internal flows between the consolidation scopes taken into consideration.

External purchases: external purchases include:

- Commercial expenses and content costs: purchases of handsets and other products sold, retail fees and commissions, advertising, promotional, sponsoring and rebranding expenses, and content costs;

- Service fees and inter-operator costs: network expenses and interconnection costs;

- Other network expenses and IT expenses: outsourcing expenses relating to technical operation and maintenance, and IT expenses;

- and Other external purchases: overheads, real estate fees, purchases of other services and service fees, purchases of equipment and other supplies held in inventory, call center outsourcing expenses and other external services, net of capitalized goods and services produced.

Financial investments: acquisitions of investment securities (net of cash acquired) and changes in ownership interests with no gain of control in subsidiaries.

Fixed broadband ARPU: average annual revenues per Retail broadband access (ADSL, FTTH, Satellite and Wimax) are calculated by dividing the revenues from Retail broadband services over the last 12 months, by the weighted average number of accesses over the same period. The weighted average number of accesses is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of accesses at the beginning and end of the month. The fixed broadband ARPU is expressed as the monthly revenues per access.

Fixed-line services: see Revenues.

Labor expenses: wages and employee benefit expenses (net of capitalized costs), employee profit-sharing expenses, and expenses relating to share-based compensation.

Mobile ARPU: the annual Average Revenues Per User (ARPU) for the mobile sector are calculated by dividing i) the revenues from incoming and outgoing calls (voice, SMS and data), network access fees, value-added services and international roaming generated over the last 12 months, by ii) the weighted average number of customers (excluding Machine-to-Machine - Customers M2M) over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. Mobile ARPU is expressed in monthly revenues per customer.

Mobile equipment sales: see Revenues.

Mobile services: see Revenues.

Net financial debt: Net financial debt as defined and used by Orange does not include Orange Bank activities, for which this concept is not relevant. It consists of (a) financial liabilities excluding operating payables (translated at the year-end closing rate) including derivative instruments (assets and liabilities), less (b) cash collateral paid, cash, cash equivalents and financial assets at fair value. Financial instruments designated as cash flow hedges and net investment hedges included in net financial debt are set up to hedge, among other, items that are not (future cash flows, net investment in foreign currencies). Effects on the hedge of these items are carried in equity. As a consequence, the “equity components related to unmatured hedging instruments” are added to gross financial debt to offset this temporary difference (see Note 11.3 to the consolidated financial statements). Net financial debt is not a financial aggregate defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 4.3.5 Financial aggregates not defined by IFRS).

Number of employees (active employees at end of period): number of employees working on the last day of the reporting period, including both permanent contracts and fixed-term contracts.

Operating taxes and levies: taxes and levies including the Territorial Economic Contribution (CET) and the Flat-rate Tax on Network Enterprises (IFER) in France, fees for the use of frequencies and levies on telecommunication services.

Other external purchases: see External purchases.

Other network expenses and IT expenses: see External purchases.

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Other operating expenses (net of other operating income): see Other operating income and expenses.

Other operating income and expenses: other operating income and expenses include:

- Other operating income: mainly includes income from universal service, late-payment interest on trade receivables, brand royalties and management fees invoiced to certain unconsolidated entities, tax credits and government grants, gains on real estate disposals, impaired proceeds from trade receivables, income relating to line damages, penalties and reimbursements from customers, and the Net Banking Income (NBI) of Orange Bank (net balance of income and expenses from banking operations prepared in accordance with generally accepted accounting principles in France in the banking sector);

- and Other operating expenses: mainly universal service expenses, impairment and losses on trade receivables of telecom acivities, litigation, and Orange Bank’s cost of banking credit risk.

Other revenues: see Revenues.

Reported EBITDA: operating income before depreciation and amortization, before effects resulting from business combinations, before reclassification of translation adjustment from liquidated entities, before impairment of goodwill and fixed assets, and before share of profits (losses) of associates and joint ventures (see Note 1 to the consolidated financial statements). Reported EBITDA is not a financial aggregate defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 4.3.5 Financial aggregates not defined by IFRS).

Revenues: revenues (excluding Enterprise and International Carriers & Shared Services) include:

- Mobile services: revenues from mobile services include revenues from incoming and outgoing calls (voice, SMS and data) network access fees, value-added services, Machine-to-Machine (M2M), roaming revenues from customers of other networks (national and international roaming), revenues from Mobile Virtual Network Operators (MVNO) and from network sharing;

- Mobile equipment sales: sales of subsidized and unsubsidized mobile equipment, excluding sales of accessories;

- Fixed-line services: revenues from fixed-line services include the revenues from traditional fixed-line telephony, fixed broadband services, business solutions and networks (except for the France operating segment, for which business solutions and networks are carried by the Enterprise operating segment) and carrier services (national and international interconnection, unbundling and wholesale of telephone lines);

- and Other revenues: sales and rentals of fixed-line equipment, sales of mobile accessories and other miscellaneous revenues.

Service fees and inter-operator costs: see External purchases.

Statutory data: data before elimination of internal flows between the consolidation scopes taken into consideration.

Wages and employee benefit expenses: see Labor expenses.

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Correspondence tables

I. Share Registration Document

Headings of Annex I of Commission Regulation (EC) n° 809/2004		Registration Document
		Section	Pages
1.	Persons responsible
1.1	Name and function of the persons responsible for the information	7.1.1	372
1.2	Declaration of the persons responsible	7.1.2	372
2.	Statutory Auditors
2.1	Names and addresses	7.2	372
2.2	Changes	7.2	372
3.	Selected financial information
3.1	Selected historical financial information	1.2	7
3.2	Selected historical financial information for interim periods	na
4.	Risk factors
4.1	Legal risks	2.4.2	38
4.2	Industrial and environmental risks	2.4.1	35-37
		5.6.2	326-333
4.3	Credit and/or counterparty risks	2.4.3	40
4.4	Operational risks	2.4.1	35-37
4.5	Liquidity risks	2.4.3	39
4.6	Market risks	2.4.3	39-40
5.	Information about the issuer
5.1	History and development of the Company	1.1	4-5
5.1.1	Legal and commercial name of the issuer	7.3.1	373
5.1.2	Place and registration number of the issuer	7.3.2	373
5.1.3	Date of incorporation and term of the issuer	7.3.3	373
5.1.4	Registered office, legal form and legislation applicable to the issuer	7.3.4	373
5.1.5	Important events in the development of the issuer’s business activities	1.1	4-5
5.2	Investments
5.2.1	Principal investments made	4.3.2.5	201-203
5.2.2	Principal investments in progress	4.3.1.4	191-194
5.2.3	Principal commitments and investment projects	4.1 note 14.1	172
		4.3.2.5.3	202-203
6.	Business overview
6.1	Principal activities
6.1.1	Nature of the issuer’s operations and its principal activities	3.1	42-75
6.1.2	Significant new products	3.1	42-75
6.2	Principal markets	3.1	42-75
6.3	Exceptional events	4.3.1.3	191-194
6.4	Issuer’s dependence on patents or licenses, industrial, commercial or financial contracts or new manufacturing processes	na
6.5	Competitive position	3.1	42-75
7.	Organizational chart
7.1	Brief description of the Group and organizational chart	1.1	4-5
		1.3	7
7.2	List of the significant subsidiaries	4.1 note 18	183
8.	Property, plants and equipment
8.1	Material tangible fixed assets	3.2	75-80
8.2	Environmental issues that may affect the issuer’s utilization of tangible fixed assets	2.4.1	35-37
		5.6.2	326-333
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9.	Analysis of the Group’s financial position and earnings
9.1	Financial condition	4.3	189-239
9.2	Operating income	4.3.2.1-4.3.2.2	194-199
9.2.1	Significant factors materially affecting the issuer’s income from operations	4.3.1.3	191-194
9.2.2	Discussion of the reasons for material changes in net sales or revenues	4.3.1.2	190
		4.3.2.1.1	194
9.2.3	Policies or factors that have materially affected, or could materially affect the issuer’s operations	2.3-2.4	31-34
10.	Capital resources	4.3.4	227-232
10.1	Information concerning the issuer’s capital resources	4.1.1 note 13	166-171
		6.1	344-345
10.2	Cash flows	4.1.1	90-91
		4.3.4.1	227-230
10.3	Borrowing requirements and funding structure	4.1.1 note 11	146
		4.3.4.2	230-232
10.4	Restrictions on the use of capital resources	4.1.1 note 12.3	159
10.5	Anticipated sources of funds	4.1.1 note 12.3	159
11.	Research and development, patents and licenses	3.3	80-82
12.	Trend information
12.1	Significant recent trends since the end of the last financial year	4.1.1, note 17	183
		4.3.2.5.3	202-203
		4.4	240
12.2	Known trends and uncertainties for the current financial year	2	10-39
		4.5	240
13.	Profit forecasts or estimates
13.1	Principal assumptions	na
13.2	Report prepared by auditors	na
14.	Administrative, management, and supervisory bodies and senior management
14.1	Composition of management and supervisory bodies	5.1	276-286
14.2	Conflicts of interest in administrative, management, and supervisory bodies’ and senior management	5.1.4.3	286
15.	Remuneration and benefits
15.1	Amount of remuneration paid and benefits in kind granted to members of management and supervisory bodies	5.3	294-302
15.2	Total amounts provisioned or otherwise recognized for pensions, retirement or similar benefits	4.1 Note 6.4 5.3.1	129 302
16.	Functioning of the management and supervisory bodies
16.1	Date of expiration of the current terms of office	5.1.1	276-278
16.2	Service contracts providing for benefits upon termination of these contracts	5.3.1	294
		5.3.2	302
16.3	Committees of the Board of Directors	5.2.2.6	288-289
		5.2.2.8	290-292
16.4	Statement of compliance with the Corporate Governance regime applicable in France	5.2.1	287
17.	Employees
17.1	Number of employees and breakdown of persons employed	5.6.1.1	312-316
17.2	Share ownership and stock options held by members	5.1.4.2	285
	of management and supervisory bodies	5.1.4.4	286
17.3	Contracts granting employee share holding	5.6.1.2	316-317
18.	Major shareholders
18.1	Shareholders holding more than 5% of the capital	6.2.1	345
18.2	Existence of different voting rights	7.3.6	373
18.3	Control of the issuer	6.2.2	346
18.4	Agreement whose implementation could lead to a change in control of the issuer	na
19.	Regulated agreements and related party transactions	7.5	376
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20.	Financial information concerning the issuer’s assets and liabilities, financial position and profits and losses
20.1	Historical financial information	4.1.1	86-185
		4.2	187
		4.7	241-270
		4.8	273
20.2	Pro forma financial information	na
20.3	Financial statements	4.1.1	86-185
		4.7	241-270
20.4	Auditing of historical annual financial information	4.2	187
		4.8	273
20.5	Date of latest financial information	12/31/2016
20.6	Interim and other financial information	na
20.7	Dividend distribution policy	4.6	240
		6.3	347
20.8	Legal and arbitration proceedings	4.1.1 note 16	180-183
		4.7.1 note 6; 4.4	263-264, 240
20.9	Significant change in the issuer’s financial or trading position	4.4	240
21.	Additional information
21.1	Share capital
21.1.1	Amount of capital subscribed and number of shares	6.1.1	344
21.1.2	Shares not representing capital	na
21.1.3	Shares held by the issuer or its subsidiaries	6.1.4	344-345
21.1.4	Securities giving access to the share capital	6.1.2	344
21.1.5	Authorized but unpaid capital	na
21.1.6	Information about any capital of any member of the Group which is under option or agreed to be put under option	na
21.1.7	History of share capital	6.1.1	344
21.2	Memorandum and Articles of Association
21.2.1	Company purpose	7.3.5	373
21.2.2	Provisions of the issuer’s articles of association, statutes, charter or Bylaws with respect to the members of the administrative, management and supervisory bodies	5.2.2	287-292
21.2.3	Rights, preferences and restrictions attached to shares	7.3.6	373-374
21.2.4	Changes to the rights of shareholders	7.3.7	374
21.2.5	Conditions governing the manner in which annual and extraordinary general shareholders meetings are called including conditions of admission	7.3.8	374
21.2.6	Provisions of the issuer’s articles of association, statutes, charter or Bylaws that would have an effect of delaying, deferring or preventing a change in control of the issuer	7.3.9	375
21.2.7	Ownership thresholds	7.3.10	375
21.2.8	Conditions imposed by articles of association, charter or bylaw governing changes in the capital, where such conditions are more stringent than is required by law	na
22.	Material contracts	7.6	376
23.	Third-party information and statements by experts and declarations of any interest	na
24.	Documents on display	nota
25.	Information on holdings	4.7 note 3.2	249-251

II. Annual Financial Report

The Annual Financial Report required in application of Articles L. 451-1-2 of the French Monetary and Financial Code (Code monétaire et financier) and 222-3 of the AMF General Regulation and taking into account the elements mentioned hereinafter and included in this Registration Document.

Elements required by Articles L. 451-1-2 of the French Monetary and Financial Code and 222-3 of the AMF General Regulation	Registration Document
	Section	Pages
Consolidated financial statements (IFRS)	4.1.1	86-185
Annual financial statements (French GAAP)	4.7	241-270
Management Report	See correspondence table of the Management Report
Declaration by the person responsible	7.1.2	372
Report of the Statutory Auditors on the consolidated financial statements	4.2	187
Report of the Statutory Auditors on the annual financial statements	4.8	273
Fees paid to the Statutory Auditors	Notes to the consolidated financial statements, note 19	185
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III. Management Report of the Board of Directors to the Shareholders’ Meeting

The Management Report of the Board of Directors to the Shareholders’ Meeting, reporting on the items indicated below, is included in this Registration Document. It was approved by the Board of Directors of Orange SA on March 22, 2017. This report is supplemented by the report mentioned in Article L. 225-37-2 of the French Commercial Code.

Elements required by the French Commercial Code (Code de commerce), the French Monetary and Financial Code (Code monétaire et financier), the General Tax Code (Code général des impôts) and the AMF General Regulation

	Registration Document
	Section	Pages
I. Activity
Analysis of the business performance, results and financial position of the Company during the past financial year (L. 225-100 and L. 232-1 of the French Commercial Code)	3.1, 4.3.1.3,	42-75; 191-194
	4.3.3 and 4.7	203-227; 241-270
Analysis of the business performance, results and financial position of the Group during the past financial year (L. 225-100-2 and L. 233-26 of the French Commercial Code)	4.3	189-239
Results of the subsidiaries and of controlled companies by business segment (L. 233-6 of the French Commercial Code)	4.3.3	203
Research and development activities (L. 232-1 and L. 233-26 of the French Commercial Code)	3.3	80-82
Description of the principal risks and uncertainties (L. 225-100 and L. 225-100-2 of the French Commercial Code)	2.4	35-40
The Group’s policy concerning management of financial, price exposure, credit, liquidity and cash risks (L. 225-100 and L. 225-100-2 of the French Commercial Code)	4.3.4.2.3	232
Reconsolidation of general expenses and sumptuary expenses (Art. 39.4 and 223 quater, Art. 39.5 and 223 quinquies of the General Tax Code)	4.7.2.2	272
Information on supplier payment durations (L. 441-6-1 of the French Commercial Code)	4.7.2.4	272
Statement of the Company’s results in the previous five years (R. 225-102 of the French Commercial Code)	4.7.2.5	272
Information on trends (L. 232-1 and L. 233-26 of the French Commercial Code)	4.5	240
Material events subsequent to the balance sheet date (L. 232-1 and L. 233-26 of the French Commercial Code)	4.1 note 17, 4.4	183, 240
II. Employee and environmental information, and information on social commitments

(L.225-100, L. 225-102-1 (amended by the Grenelle 2 Law of July 12, 2010 and the Law of March 22, 2012 relating to the simplification of legal and administrative procedures) and R. 225-105-1 of the French Commercial Code (and its implementing decree of April 24, 2012)

Information on employee issues and the impact of operations on employees	5.6.1	312-326
Information on environmental issues and environmental impacts of operations	5.6.2	326-333
Information on social commitments supporting sustainable development	5.6.3	334-339
III. Legal information and information related to shareholding
Employee shareholding on the last day of the financial year (L. 225-102 of the French Commercial Code)	6.2	345
Identity of shareholders holding more than 5%; treasury shares (L. 233-13 of the French Commercial Code)	6.2	345
Information on share buybacks (L. 225-211 of the French Commercial Code)	6.1	344-345
Amount of dividends distributed in the previous three financial years (243 bis of the French General Tax Code)	6.4	357
Acquisition of equity interests in or control of companies registered in France (L. 233-6 of the French Commercial Code)	4.7.2.3	272
Summary table of the current authorizations granted by the Shareholders’ Meeting to the Board of Directors with regard to share capital increases, and of the use made thereof during the fiscal year (L. 225-100 of the French Commercial Code)	6.4	364
Factors that may have an impact in the event of a public offer (L. 225-100-3 of the French Commercial Code)	7.4	375
Regulated agreements and related party transactions	7.5	376
Information on loans granted between companies		na
List of existing branches	7.3.4	373
IV. Information regarding corporate officers
Directorships and offices held in any company by each of the directors and corporate officers during the year (L. 225-102-1 of the French Commercial Code)	5.1.4.1	281-285
Total compensation and benefits of any kind paid to each corporate officer (L. 225-102-1 of the French Commercial Code)	5.3.1.1	294-297
Report mentioned in Article L. 225-37-2 of the French Commercial Code related to principles and criteria of Corporate Officers compensation	5.3.1.2	298-300
Summary of transactions by Corporate Officers on company securities (L. 621-18-2 of the French Monetary and Financial Code and 223-26 of the General Regulation of the AMF)	5.1.4.2	286
ORANGE / 2016 REGISTRATION DOCUMENT - 387[Back to contents]

IV. Chairman’s Report on Corporate Governance and internal control

The report of the Chairman of the Board of Directors required in application of Article L. 225-37 of the French Commercial Code reporting on the items indicated below, is included in this Registration Document.

It was approved by the Board of Directors of Orange SA on March 22, 2017.

Elements required by Article L. 225-37 of the French Commercial Code	Registration Document
	Section	Pages
Composition of the Board of Directors	5.1.1	276-279
Applying the Principle of Balanced Representation between women and men	5.2.2.3	288
Conditions of preparation and organization of the work of the Board of Directors	5.2.2.4-5.2.2.9	288-292
Internal control and risk management procedures put in place by the Company	5.4.1-5.4.2	303-307
Limits on the powers of the Chief Executive Officer	5.2.3.2	292-293
Reference to a Code of Corporate Governance	5.2.1	287
Special procedures regarding shareholder participation at Shareholders’ Meetings	7.3.8	374
Principles and rules established by the Board of Directors for the purposes of determining the compensation and benefits of all kinds granted to the corporate officers	5.3.1	298-302
Factors that may have an impact in the event of a public offer (L. 255-100-3 of the French Commercial Code)	7.4	375

V. Documents sent to shareholders upon request

The documents required by Article R. 225-88 of the French Commercial Code (documents sent to shareholders who request them prior to the Annual Shareholders’ Meeting) included in this Registration Document are listed below. Other documents required by this article are included in the notice of meeting sent to shareholders and are, as is the Group’s Social Audit Report, available on the website devoted to Orange’s Shareholders’ Meeting: http://www.orange.com/fr/finance/ag2017.

Elements required by Article R. 225-88 of the French Commercial Code	Registration Document
	Section	Pages
List of directors and Corporate Officers and offices held	5.1.1 - 5.1.2 5.1.4.1	281-285 276-279
Text of draft resolutions	6.3	347-356
Reports of the Board of Directors to the Shareholder’s Meeting	6.4 and see correspondence table of the Management Report	357-364
Statutory Auditors’ Special Report on regulated agreements	6.5	365
Statutory Auditors’ Report on the resolutions proposed to the General Meeting	6.5	366-370
Annual financial statements	4.7	241-270
Allocation of income	6.4	357
Statutory Auditors’ General Report on the annual financial statements	4.8	273
Consolidated financial statements	4.1.1
Group Management Report	4.3	189-239
Chairman’s Report on internal control procedures	See correspondence table of the Chairman’s Report
Statutory Auditors’ Report on the Chairman’s Report on the internal control procedures	5.5	310
Summary table of delegations of authority and powers concerning capital increases	6.4	364

Orange

78 rue Olivier de Serres - 75015 Paris

Tel: 33 (0) 1 44 44 22 22

www.orange.com

ORANGE / 2016 REGISTRATION DOCUMENT - 388[Back to contents]

ORANGE / 2016 REGISTRATION DOCUMENT - 389[Back to contents]

ORANGE

Date: April 07, 2017	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations